As filed with the Securities and Exchange Commission on August 21, 2014

Registration No. 333-197512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 1

to

FORM S-4

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

FIRST CITIZENS BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Tennessee (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code Number)	62-1180360 (I.R.S. Employer Identification Number)
One First Citizens Place Dyersburg, Tennessee 38024 (731) 285-4410
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey D. Agee President and Chief Executive Officer First Citizens Bancshares, Inc. One First Citizens Place Dyersburg, Tennessee 38024 (731) 285-4410
(Name, address, including zip code, and telephone number, including area code, of agent for service)

E. Marlee Mitchell, Esq. Waller Lansden Dortch & Davis, LLP 511 Union Street, Suite 2700 Nashville, Tennessee 37219 (615) 850-8943	With copies to:	Steven J. Eisen, Esq. Mark L. Miller, Esq. Baker, Donelson, Bearman, Caldwell & Berkowitz, PC 211 Commerce Street, Suite 800 Nashville, Tennessee 37201 (615) 726-5600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and completion of the merger described in the enclosed Proxy Statement/Prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

                Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)                          ☐

                Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)               ☐

________________________________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated August 21, 2014

PROXY STATEMENT/PROSPECTUS

First Citizens Bancshares, Inc., holding company for	Southern Heritage Bancshares, Inc., holding company for

MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

The boards of directors of First Citizens Bancshares, Inc. (“First Citizens”) and Southern Heritage Bancshares, Inc. (“SHB”) have approved an agreement and plan of merger, as amended (the “Merger Agreement”), to merge our two companies. If SHB shareholders approve the Merger Agreement and the transactions contemplated thereby, and the merger is completed, SHB will merge with and into First Citizens and SHB shareholders (other than SHB shareholders who properly exercise their right to dissent from the merger and subject to all applicable securities laws) will have the right to receive an aggregate of (i) $16,085,903.75 in cash, subject to adjustment as set forth in the Merger Agreement, and (ii) 377,658 shares of First Citizens stock, subject to adjustment as set forth in the Merger Agreement and as described below, of the following classes depending on the class of SHB stock held by them: 269,302 shares of First Citizens common stock and 108,356 shares of First Citizens Class A common stock.

If the merger is completed, each share of SHB stock issued and outstanding immediately prior to the effective time of the merger will, subject to the election described under “The Merger Agreement - Terms of the Merger” beginning on Page 60 of the attached Proxy Statement/Prospectus, be converted into the right to receive (i) $12.25 in cash, plus (ii) 0.2876 of a share of First Citizens stock. Following arms’-length negotiations between First Citizens and SHB, the per-share value of First Citizens common stock and First Citizens Class A common stock was agreed to be $42.60 per share on the effective date of the Merger Agreement. Based on a value of First Citizens common stock and Class A common stock of $42.60 per share, and assuming no adjustments to the merger consideration, the aggregate per-share merger consideration to SHB shareholders would be $24.50. In certain circumstances described in more detail below, which circumstances SHB’s management does not currently expect, the cash portion of the merger consideration may be adjusted downwards such that, if in the extraordinary circumstance that SHB’s net worth on the Closing Date has dropped by as much as $16,085,903.75, SHB shareholders would receive only First Citizens stock and no cash consideration, in which case the aggregate per-share merger consideration to SHB shareholders would be $12.25.

As noted above, the aggregate merger consideration payable to SHB shareholders is subject to certain adjustments as set forth in the Merger Agreement in the event that two specific circumstances occur. First, if SHB’s accumulated other comprehensive income as of the closing date is a loss of greater than $3.4 million, then First Citizens may increase the number of shares issued as merger consideration so that up to 55% of the aggregate merger consideration is comprised of First Citizens stock. Second, if SHB’s minimum net worth at closing (SHB’s total shareholders’ equity, excluding (i) SHB’s Series D Preferred Stock, (ii) accumulated other comprehensive income (loss), (iii) all merger costs if paid or accrued by SHB or any subsidiary of SHB and not reimbursed by SHB prior to the closing date and (iv) any accruals, provisions or charges taken by SHB at the written direction of First Citizens) is less than the required minimum of $22,863,000 set forth in the Merger Agreement, then the cash portion of the merger consideration will be adjusted downward dollar for dollar by the amount of such shortfall. If the closing were to have occurred on August 15, 2014, the latest practicable date prior to the date of first mailing of this Proxy Statement/Prospectus, SHB’s closing net worth would have been $23,628,000, and there would accordingly have been no downward adjustment to the cash portion of the merger consideration, and SHB’s management expects that in the ordinary course of business, which SHB’s management believes will be the case, the closing equity at the date of determination will be greater than or equal to $22,863,000. However, in the event of an extraordinary set of circumstances which SHB’s management does not currently expect, SHB’s closing net worth could be significantly less than $22,863,000. In such extraordinary circumstances, and assuming First Citizens did not elect to exercise its right to terminate the Merger Agreement for breach of the representation of the absence of certain changes or events pursuant to the Merger Agreement, the per share merger consideration to SHB shareholders could be significantly lower than $24.50 per share, and if the closing equity were to drop to as low as $6,777,096.50, then SHB shareholders would receive no cash consideration and would receive only First Citizens stock for their SHB stock of 0.2876 shares of First Citizens stock for each share of SHB stock. For additional information on the possibility of a downward adjustment to the cash portion of the merger consideration, see “The Merger Agreement - Terms of the Merger” beginning on Page 60 of the attached Proxy Statement/Prospectus.

SHB shareholders who hold SHB common stock shall receive First Citizens common stock and SHB shareholders who hold SHB Class A common stock, SHB Class B common stock or SHB Series A preferred stock shall receive First Citizens Class A common stock. In lieu of the issuance of any fractional shares of First Citizens stock, First Citizens will pay to each former SHB shareholder who would otherwise be entitled to receive such fractional share an amount in cash determined by multiplying (i) $42.60 by (ii) the fraction of a share of First Citizens common stock to which such holder would otherwise be entitled to receive. All holders of SHB common stock, SHB Class A common stock, SHB Class B common stock and SHB Series A preferred stock shall have the right to vote on the merger; however, only holders of SHB common stock have the right to vote with respect to the other proposals to be submitted at the annual meeting of SHB shareholders.

First Citizens stock is not currently listed or traded on any securities exchange or quotation system. Neither the common stock nor the preferred stock of SHB is listed or traded on any securities exchange or quotation system. First Citizens may not issue its stock to residents of any state in which the offering of these securities is not registered or eligible for a claim of exemption from registration.

We cannot complete the merger unless we obtain the necessary governmental approvals and unless the shareholders of SHB approve the merger agreement. The board of directors of SHB unanimously recommends that you vote in favor of the merger agreement.

This Proxy Statement/Prospectus provides you with detailed information about the proposed merger between First Citizens and SHB. This document also contains information about First Citizens and SHB. We encourage you to carefully read and consider this Proxy Statement/Prospectus in its entirety.

You should carefully consider the risk factors described beginning on page 14 of this Proxy Statement/Prospectus.

First Citizens is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced public company reporting requirements after this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this Proxy Statement/Prospectus or determined if this Proxy Statement/Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

Shares of First Citizens stock are not savings or deposit accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this Proxy Statement/Prospectus is [•], 2014,
and it is first being mailed to the shareholders of SHB on or about [•], 2014.

Southern Heritage Bancshares, Inc.,

The holding company for

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 25, 2014

TO THE SHAREHOLDERS OF SOUTHERN HERITAGE BANCSHARES, INC.:

This serves as notice to you that an annual meeting of shareholders of Southern Heritage Bancshares, Inc. (“SHB”) will be held on September 25, 2014, at 5:00 PM Eastern Time, at 3020 Keith Street NW, Cleveland, Tennessee 37312, for the following purposes:

1.  Merger Proposal.  Considering and voting upon the approval of the agreement and plan of merger, as amended (the “Merger Agreement”), dated as of March 20, 2014, between SHB and First Citizens Bancshares, Inc. (“First Citizens”), which provides for the merger of SHB with and into First Citizens as more fully described in the accompanying Proxy Statement/Prospectus, and the transactions contemplated by the Merger Agreement;

2.  Election of Directors.  Electing two Class III members of the board of directors to serve three-year terms until the annual meeting of shareholders in 2017 or until their successors have been duly elected and qualified. Note that upon the effective date of the merger, if approved and then consummated, the directors of SHB will no longer serve as directors of SHB, but since the same directors generally are elected as the directors of Southern Heritage Bank, they will continue to serve in that capacity;

3.   Adjournment.  If necessary, adjourning the annual meeting to a later date; and

4. Other Business. Transacting such other business as may properly come before the annual meeting or any adjournment of the annual meeting.

All holders of record of SHB common stock, SHB Class A common stock, SHB Class B common stock and SHB Series A preferred stock at the close of business on August 21, 2014 (the “record date”) are entitled to notice of and to vote on the merger. Each share of SHB stock is entitled to one vote. Approval of the Merger Agreement requires approval by an affirmative vote of at least a majority of the outstanding shares of SHB stock entitled to vote on the proposal, voting as separate classes. Only holders of SHB common stock at the close of business on the record date have the right to vote with respect to the other proposals to be submitted at the annual meeting of SHB shareholders.

The board of directors of SHB has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that SHB shareholders vote “FOR” approval of the Merger Agreement and the transactions contemplated thereby.

Under the terms of the Merger Agreement, if the Merger Agreement is approved and the merger is completed, all outstanding shares of SHB stock will be converted into the right to receive an aggregate of (i) $16,085,903.75 in cash, subject to adjustment as set forth in the Merger Agreement, and (ii) 377,658 shares of First Citizens stock, subject to adjustment as set forth in the Merger Agreement, of the following classes depending on the class of SHB stock held by SHB’s shareholders: 269,302 shares of First Citizens common stock and 108,356 shares of First Citizens Class A common stock.

If the merger is completed, each share of SHB stock issued and outstanding immediately prior to the effective time of the merger will, subject to the election described under “The Merger Agreement - Terms of the Merger” beginning on Page 60 of the attached Proxy Statement/Prospectus, be converted into the right to receive (i) $12.25 in cash, plus (ii) 0.2876 of a share of First Citizens stock. Following arms’-length negotiations between First Citizens and SHB, the per-share value of First Citizens common stock and First Citizens Class A common stock was agreed to be $42.60 per share on the effective date of the Merger Agreement.  Based on a value of First Citizens common stock and Class A common stock of $42.60 per share, and assuming no adjustments to the merger consideration, the aggregate per-share merger consideration to SHB shareholders would be $24.50. In certain circumstances described in more detail below, which circumstances SHB’s management does not currently expect, the cash portion of the merger consideration may be adjusted downwards such that, if in the extraordinary circumstance that SHB’s net worth on the Closing Date has dropped by as much as $16,085,903.75,  SHB shareholders would receive only First Citizens stock and no cash consideration, in which case the aggregate per-share merger consideration to SHB shareholders would be $12.25.

As noted above, the aggregate merger consideration payable to SHB shareholders is subject to certain adjustments as set forth in the Merger Agreement in the event that two specific circumstances occur. First, if SHB’s accumulated other comprehensive income as of the closing date is a loss of greater than $3.4 million, then First Citizens may increase the number of shares issued as merger consideration so that up to 55% of the aggregate merger consideration is comprised of First Citizens stock. Second, if SHB’s minimum net worth at closing (SHB’s total shareholders’ equity, excluding (i) SHB’s Series D Preferred Stock, (ii) accumulated other comprehensive income (loss), (iii) all merger costs if paid or accrued by SHB or any subsidiary of SHB and not reimbursed by SHB prior to the closing date and (iv) any accruals, provisions or charges taken by SHB at the written direction of First Citizens) is less than the required minimum of $22,863,000 set forth in the Merger Agreement, then the cash portion of the merger consideration will be adjusted downward dollar for dollar by the amount of such shortfall. If the closing were to have occurred on August 15, 2014, the latest practicable date prior to the date of first mailing of this Proxy Statement/Prospectus, SHB’s closing net worth would have been $23,628,000, and there would accordingly have been no downward adjustment to the cash portion of the merger consideration, and SHB’s management expects that in the ordinary course of business, which SHB’s management believes will be the case, the closing equity at the date of determination will be greater than or equal to $22,863,000. However, in the event of an extraordinary set of circumstances which SHB’s management does not currently expect, SHB’s closing net worth could be significantly less than $22,863,000. In such extraordinary circumstances, and assuming First Citizens did not elect to exercise its right to terminate the Merger Agreement for breach of the representation of the absence of certain changes or events pursuant to the Merger Agreement, the per share merger consideration to SHB shareholders could be significantly lower than $24.50 per share, and if the closing equity were to drop to as low as $6,777,096.50, then SHB shareholders would receive no cash consideration and would receive only First Citizens stock for their SHB stock of 0.2876 shares of First Citizens stock for each share of SHB stock. For additional information on the possibility of a downward adjustment to the cash portion of the merger consideration, see “The Merger Agreement - Terms of the Merger” beginning on Page 60 of the attached Proxy Statement/Prospectus.

SHB shareholders who hold SHB common stock shall receive First Citizens common stock and SHB shareholders who hold SHB Class A common stock, SHB Class B common stock or SHB Series A preferred stock shall receive First Citizens Class A common stock. In lieu of the issuance of any fractional shares of First Citizens stock, First Citizens will pay to each former SHB shareholder who would otherwise be entitled to receive such fractional share an amount in cash determined by multiplying (i) $42.60 by (ii) the fraction of a share of First Citizens common stock to which such holder would otherwise be entitled to receive. All holders of SHB common stock, SHB Class A common stock, SHB Class B common stock and SHB Series A preferred stock shall have the right to vote on the merger; however, only holders of SHB common stock have the right to vote with respect to the other proposals to be submitted at the annual meeting of SHB shareholders.

Notice of Right to Dissent. Dissenting SHB shareholders who comply with the procedural requirements of Chapter 23 of the Tennessee Business Corporation Act will be entitled to receive payment of the “fair value” of their shares. A copy of Chapter 23 of the Tennessee Business Corporation Act containing the procedural requirements to exercise dissenters’ rights is attached as Annex B to the accompanying Proxy Statement/Prospectus. In addition, please see the section entitled “PROPOSAL 1:  THE MERGER – Dissenters’ Rights” in the accompanying Proxy Statement/Prospectus for a discussion of the procedures to be followed in asserting these dissenters’ rights.

Please vote through the Internet or mark, sign, date and return the enclosed proxy card promptly, whether or not you plan to attend the annual meeting. All SHB shareholders are invited to attend the annual meeting. To ensure your representation at the annual meeting, please complete and promptly mail the enclosed proxy card in the enclosed postage paid business reply envelope or vote through the Internet by visiting the following website: www.voteproxy.com. This will not prevent you from voting in person, but will help to secure a quorum and avoid added solicitation costs. If you do not vote your proxy and do not attend the annual meeting in order to vote in person, the effect will be the same as a vote against the Merger Agreement and the transactions contemplated thereby. You may revoke your proxy at any time before it is voted.

Please review the Proxy Statement/Prospectus accompanying this notice for more complete information regarding the proposed merger and the annual meeting.

BY ORDER OF THE BOARD OF DIRECTORS,
J. Lee Stewart President and Chief Executive Officer

August [•], 2014

QUESTIONS AND ANSWERS
ABOUT THE MERGER AND THE ANNUAL MEETING

The following are some questions that you may have regarding the merger and the SHB annual meeting and brief answers to those questions. We urge you to carefully read the remainder of this Proxy Statement/Prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the annual meeting.

Q:	What am I being asked to vote on?
A:

If you are a record holder of SHB common stock, SHB Class A common stock, SHB Class B common stock or SHB Series A preferred stock, you are being asked to vote on a proposal to approve a merger in which SHB will merge with and into First Citizens, with First Citizens surviving. Southern Heritage Bank will become a wholly-owned subsidiary of First Citizens. After the merger, SHB shareholders will no longer own shares of SHB stock and will receive the per share merger consideration.

In addition, if you are a holder of SHB common stock, you are also being asked to vote on the following proposals:

  Election of Directors.  To elect two Class III members of the board of directors to serve three-year terms until the annual meeting of shareholders in 2017 or until their successors have been duly elected and qualified. Note that upon the effective date of the merger, if approved and then consummated, the directors of SHB will no longer serve as directors of SHB, but since the same directors generally are elected as the directors of Southern Heritage Bank, they will continue to serve in that capacity.

Adjournment. If necessary, to adjourn the annual meeting to a later date.
Other Business. To transact such other business as may properly come before the annual meeting or any adjournment of the annual meeting.
Q:	Why is SHB merging with First Citizens?
A:

SHB is merging with First Citizens because the boards of directors of both companies believe that the merger will provide shareholders of both companies with substantial benefits and will enable the combined company to better serve customers. The combined company would have a presence throughout West and East Tennessee. A detailed discussion of the background of and reasons for the proposed merger is contained under the headings “PROPOSAL 1:  THE MERGER - Background of the Merger,” and “PROPOSAL 1:  THE MERGER - Reasons for the Merger; Recommendation of the Board of Directors.”

Q:	What do I need to do now?
A:

After you carefully read this Proxy Statement/Prospectus, please vote using the Internet by visiting the following website: www.voteproxy.com or, if you have been provided a proxy card, please vote it promptly by indicating on the enclosed proxy card how you want to vote, and by signing and mailing the proxy card in the enclosed postage-paid business reply envelope as soon as possible so that your shares may be represented at the annual meeting of shareholders. Do not send in your stock certificates now.

Regardless of whether you plan to attend the annual meeting in person, if you are a SHB shareholder, we encourage you to vote your proxy promptly. This will help to ensure that a quorum is present at the annual meeting and will help reduce the costs associated with the solicitation of proxies.

The board of directors of SHB unanimously recommends that SHB shareholders vote “FOR” approval of the Merger Agreement and the transactions contemplated thereby and that holders of SHB common stock vote “FOR” the election of two Class III directors to serve until the 2017 annual meeting of shareholders.

Q:	Why is my vote important?
A:

Pursuant to the Tennessee Business Corporation Act, the Merger Agreement must be approved by a majority of all the votes of each class entitled to be cast by SHB shareholders, with each class of stock voting separately. Therefore, a majority of the outstanding shares of SHB stock held by SHB shareholders, present in person or by proxy at the annual meeting, must vote to approve the Merger Agreement. Accordingly, if you abstain, it will have the same effect as a vote AGAINST approval of the Merger Agreement.

Q:	Can I change my vote after I have delivered my proxy card?
A:	You may change your vote at any time before your proxy is voted at the meeting. You can do this in any of the following four ways:
by sending a written notice to the corporate secretary of SHB in time to be received before the annual meeting stating that you would like to revoke your proxy;

by completing, signing and dating another proxy card and returning it by mail in time to be received before the annual meeting, in which case your later-submitted proxy will be recorded and your earlier proxy revoked;

re-vote by using the Internet and visiting the following website: www.voteproxy.com; or
if you are a SHB shareholder, by attending the annual meeting and voting in person, although attendance by itself will not revoke a previously granted proxy.
If your shares are held in an account at a broker, you should contact your broker to change your vote.
Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?
A:

NOT WITH RESPECT TO THE PROPOSAL TO APPROVE THE MERGER AGREEMENT OR TO ELECT DIRECTORS. You should instruct your broker to vote your shares, following the directions your broker provides. Your broker will not have the discretion to vote your shares on the proposal to approve the Merger Agreement or on the proposal to elect two Class III directors. Failure to instruct your broker how to vote your shares on the proposal to approve the Merger Agreement will have the same effect as voting AGAINST the Merger Agreement.

Q:	What is the aggregate amount of consideration to be paid by First Citizens in the merger?
A:

Under the terms of the Merger Agreement, if the Merger Agreement is approved and the merger is completed, the outstanding shares of SHB stock will be converted into the right to receive an aggregate of (i) $16,085,903.75 in cash, subject to adjustment as set forth in the Merger Agreement, and (ii) 377,658 shares of First Citizens stock, subject to adjustment as set forth in the Merger Agreement.

Q:	What will I receive in connection with the merger?
A:

If the merger is completed, each share of SHB stock issued and outstanding immediately prior to the effective time of the merger will, subject to the election described below, be converted into the right to receive (i) $12.25 in cash, plus (ii) 0.2876 of a share of First Citizens stock. Shareholders of SHB who hold more than one share of SHB stock may elect to receive consideration in exchange for each share of SHB common stock in the form of: (a) 0.5751 shares of First Citizens stock or (b) $24.50 in cash, subject to adjustment pursuant to the merger consideration adjustments as provided in the Merger Agreement, including First Citizens’ rights to adjust the aggregate merger consideration such that, in the aggregate, no more than 377,658 shares of First Citizens stock will be issued in connection with the merger. Following arms’-length negotiations between First Citizens and SHB, the per-share value of First Citizens common stock and First Citizens Class A common stock was agreed to be $42.60 per share on the effective date of the Merger Agreement.  Based on a value of First Citizens common stock and Class A common stock of $42.60 per share, and assuming no adjustments to the merger consideration, the aggregate per-share merger consideration to SHB shareholders would be $24.50. In certain circumstances described in more detail below, which circumstances SHB’s management does not currently expect, the cash portion of the merger consideration may be adjusted downwards such that, if in the extraordinary circumstance that SHB’s net worth on the Closing Date has dropped by as much as $16,085,903.75,  SHB shareholders would receive only First Citizens stock and no cash consideration, in which case the aggregate per-share merger consideration to SHB shareholders would be $12.25.

As noted above, the aggregate merger consideration payable to SHB shareholders is subject to certain adjustments as set forth in the Merger Agreement in the event that two specific circumstances occur. First, if SHB’s accumulated other comprehensive income as of the closing date is a loss of greater than $3.4 million, then First Citizens may increase the number of shares issued as merger consideration so that up to 55% of the aggregate merger consideration is comprised of First Citizens stock. Second, if SHB’s minimum net worth at closing (SHB’s total shareholders’ equity, excluding (i) SHB’s Series D Preferred Stock, (ii) accumulated other comprehensive income (loss), (iii) all merger costs if paid or accrued by SHB or any subsidiary of SHB and not reimbursed by SHB prior to the closing date and (iv) any accruals, provisions or charges taken by SHB at the written direction of First Citizens) is less than the required minimum of $22,863,000 set forth in the Merger Agreement, then the cash portion of the merger consideration will be adjusted downward dollar for dollar by the amount of such shortfall. If the closing were to have occurred on August 15, 2014, the latest practicable date prior to the date of first mailing of this Proxy Statement/Prospectus, SHB’s closing net worth would have been $23,628,000, and there would accordingly have been no downward adjustment to the cash portion of the merger consideration, and SHB’s management expects that in the ordinary course of business, which SHB’s management believes will be the case, the closing equity at the date of determination will be greater than or equal to $22,863,000. However, in the event of an extraordinary set of circumstances which SHB’s management does not currently expect, SHB’s closing net worth could be significantly less than $22,863,000. In such extraordinary circumstances, and assuming First Citizens did not elect to exercise its right to terminate the Merger Agreement for breach of the representation of the absence of certain changes or events pursuant to the Merger Agreement, the per share merger consideration to SHB shareholders could be significantly lower than $24.50 per share, and if the closing equity were to drop to as low as $6,777,096.50, then SHB shareholders would receive no cash consideration and would receive only First Citizens stock for their SHB stock of 0.2876 shares of First Citizens stock for each share of SHB stock. For additional information on the possibility of a downward adjustment to the cash portion of the merger consideration, see “The Merger Agreement - Terms of the Merger” beginning on Page 60 of the attached Proxy Statement/Prospectus.

SHB shareholders who hold SHB common stock shall receive First Citizens common stock and SHB shareholders who hold SHB Class A common stock, SHB Class B common stock or SHB Series A preferred stock shall receive First Citizens Class A common stock. In lieu of the issuance of any fractional shares of First Citizens stock, First Citizens will pay to each former SHB shareholder who would otherwise be entitled to receive such fractional share an amount in cash determined by multiplying (i) $42.60 by (ii) the fraction of a share of First Citizens common stock to which such holder would otherwise be entitled to receive.

Q:	Who will be on the board of directors of First Citizens after the merger?
A:

Following the merger, the board of directors of First Citizens will consist of 19 members. Eighteen of these directors will be the current members of the board of directors of First Citizens. For more information on these individuals, see “INFORMATION ABOUT FIRST CITIZENS - Management of First Citizens.” J. Lee Stewart, the current president and chief executive officer of SHB, will be joining the First Citizens board of directors as the 19th member. He will also be joining the First Citizens National Bank board of directors. If, prior to the closing date, Mr. Stewart becomes unavailable for any reason to serve as a member of the board of directors of First Citizens or First Citizens National Bank following the merger, the boards of directors of First Citizens and First Citizens National Bank will continue with their current members. See “THE MERGER AGREEMENT - Management and Operations Following the Merger” for biographical information with respect to Mr. Stewart.

Q:	What are the material U.S. federal income tax consequences of the merger to the shareholders?
A:

The merger has been structured and is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). As a result of the merger’s qualification as a reorganization, it is anticipated that SHB shareholders will not recognize gain or loss for U.S. federal income tax purposes on the exchange of shares of SHB stock for shares of First Citizens stock, except with respect to cash received in connection with the merger and cash delivered in lieu of fractional shares of First Citizens stock and except for SHB shareholders who exercise their dissenters’ rights with respect to the merger.

This tax treatment may not apply to all SHB shareholders. You are urged to consult your own tax advisor for a full understanding of the merger’s tax consequences that are particular to you.
Q:	What is the purpose of this Proxy Statement/Prospectus?
A:

This document serves as SHB’s proxy statement and as First Citizens’ prospectus. As a proxy statement, this document is being provided to SHB’s shareholders because SHB’s board of directors is soliciting proxies to vote to approve the Merger Agreement, the election of directors and other business that may properly come before the meeting. As a prospectus, this document is being provided to SHB’s shareholders by First Citizens because First Citizens is offering shares of First Citizens stock in exchange for their shares of SHB’s stock if the merger is completed.

Q:	Should I send in my SHB stock certificates now?
A:

No. You should not send in your stock certificates at this time. If the merger is approved by the SHB shareholders, then shortly after the annual meeting, the exchange agent will send SHB shareholders written instructions for exchanging SHB stock certificates for First Citizens stock certificates, including a letter of transmittal and an election form with instructions. The allocation of the mix of consideration payable to each SHB shareholder will not be finally determined until the exchange agent tallies the results of the stock and cash elections made by SHB shareholders, which will not incur until after the deadline specified in the election form.

Q:	What happens if I do not make a valid election under the election form?
A:

If you do not return a properly completed election form by the deadline specified in the election form, your shares of SHB stock will be considered “non-election shares” and, in accordance with the terms if the Merger Agreement, you will be entitled to receive for each share of SHB stock you hold cash consideration of $12.25 and stock consideration of 0.2876 of a share of First Citizens stock (plus cash in lieu of any fractional shares), subject to adjustment as described in the Merger Agreement.

Q:	Do I have the right to dissent and obtain the “fair value” for my shares?
A:

Yes, if you are a SHB shareholder, Tennessee law permits you to dissent from the merger and to obtain payment in cash of the “fair value” of your shares of SHB stock. To do this, an SHB shareholder must follow specific procedures, including delivering written notice to SHB of his or her intent to demand payment for his or her shares if the merger is completed. This notice must be delivered to SHB before the shareholder vote on the Merger Agreement is taken and a dissenting SHB shareholder must not vote his or her shares in favor of the Merger Agreement. If an SHB shareholder follows the required procedures, his or her only right will be to receive the “fair value” of his or her SHB stock in cash if the merger is completed. If a shareholder thinks that he or she may desire to dissent, then such person should not send in a proxy unless it is marked to vote against the merger. Copies of the applicable Tennessee statutes are attached to this Proxy Statement/Prospectus as Annex B. See “PROPOSAL 1:  THE MERGER - Dissenters’ Rights.”

Tennessee law does not provide dissenters’ rights to First Citizens’ shareholders.

Q:	Whom do I contact if I have questions about the merger?
A:	If you have questions about the merger, including about the procedures for voting your shares, you should contact:
Southern Heritage Bancshares, Inc.
3020 Keith Street NW
Cleveland, Tennessee 37312
Attention: J. Lee Stewart, President and Chief Executive Officer
Phone Number: (423) 473-7980

Q:	When and where will the annual meeting of shareholders of SHB be held?
A:	The annual meeting of shareholders of SHB will be held on September 25, 2014, at 5:00 PM Eastern Time, at 3020 Keith Street NW, Cleveland, Tennessee 37312.
Q:	Who is entitled to vote at the annual meeting of shareholders of SHB?
A:

All holders of record of SHB common stock, SHB Class A common stock, SHB Class B common stock and SHB Series A preferred stock at the close of business on August 21, 2014 are entitled to notice of and to vote on the merger. Only holders of SHB common stock at the close of business on the record date have the right to vote with respect to the other proposals to be submitted at the annual meeting of SHB shareholders.

Q:	When do you expect the merger to be completed?
A:

We expect to complete the merger during the fourth quarter of 2014, although delays could occur. We received approval from the Federal Reserve System (the “Federal Reserve”) on May 13, 2014, and the Federal Reserve has extended the deadline by which the merger must close to November 13, 2014. We received approval from the Tennessee Department of Financial Institutions (the “TDFI”) on July 24, 2014. The next step is to obtain the approval of SHB shareholders at their annual shareholders meeting.

Q:	Are there any risks I should consider in deciding whether I vote for the Merger Agreement?
A:	Yes. A number of risk factors that you should consider carefully are set forth under the heading of “Risk Factors,” beginning on page 14.

SUMMARY

This summary highlights selected information from this Proxy Statement/Prospectus. It does not contain all of the information that is important to you. You should carefully read this entire Proxy Statement/Prospectus and the documents to which it refers in order to understand fully the merger and to obtain a more complete description of the companies and the legal terms of the merger. For information on how to obtain copies of documents referred to in this Proxy Statement/Prospectus, you should read the section entitled “WHERE YOU CAN FIND MORE INFORMATION.” Each item in this summary includes a page reference that directs you to a more complete description in this Proxy Statement/Prospectus of the topic discussed.

The Companies (Pages 71, 113)

FIRST CITIZENS BANCSHARES, INC.

One First Citizens Place

Dyersburg, Tennessee 38024

(731) 287-4391

First Citizens Bancshares, Inc. (“First Citizens”) is incorporated in Tennessee, based in Dyersburg, Tennessee, and operates as a financial holding company under the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). First Citizens conducts its operations through its national bank subsidiary, First Citizens National Bank, and its banking-related subsidiaries. First Citizens National Bank operates 21 commercial banking, mortgage and insurance locations in West and Middle Tennessee. As of December 31, 2013, First Citizens had total assets of approximately $1.18 billion, deposits of approximately $969 million and shareholders’ equity of approximately $113 million.

On March 20, 2014, First Citizens announced that it had entered into a definitive agreement to acquire Southern Heritage Bancshares, Inc. (“SHB”). The merger has been approved by the boards of directors of both First Citizens and SHB and is expected to close during the fourth quarter of 2014, although delays may occur. The transaction is subject to certain conditions, including the approval by shareholders of SHB and customary regulatory approvals.

SOUTHERN HERITAGE BANCSHARES, INC.

3020 Keith Street NW

Cleveland, Tennessee 37312

(423) 473-7980

SHB is incorporated in Tennessee, based in Cleveland, Tennessee, and operated as a bank holding company under the Bank Holding Company Act. As of December 31, 2013, SHB had total assets of approximately $237 million and shareholders’ equity of approximately $30 million. Southern Heritage Bank, a wholly-owned subsidiary of SHB, is a full service commercial bank with three locations in Cleveland, Bradley County, Tennessee, with total loans of approximately $139 million and deposits of approximately $206 million. As of December 31, 2013, there were 936,375 shares of SHB common stock issued and outstanding, 151,949 shares of SHB Class A common stock issued and outstanding, 193,176 shares of SHB Class B common stock issued and outstanding and 31,635 shares of SHB Series A preferred stock issued and outstanding.

The Merger (Page 42)

First Citizens and SHB entered into an agreement and plan of merger, as amended (the “Merger Agreement”) whereby SHB will merge with and into First Citizens, with First Citizens surviving, subject to SHB’s shareholders approving the merger and the receipt of regulatory approval and other conditions. If the merger is completed, Southern Heritage Bank will become a wholly-owned subsidiary of First Citizens. The Merger Agreement is attached to this Proxy Statement/Prospectus as Annex A. You should read it carefully. Subject to shareholder and regulatory approval, management of First Citizens and SHB expect to complete the merger during the fourth quarter of 2014.

What SHB Shareholders Will Receive in the Merger (Page 60)

Under the terms of the Merger Agreement, if the Merger Agreement is approved and the merger is completed, all outstanding shares of SHB stock will be converted into the right to receive an aggregate of (i) $16,085,903.75 in cash, subject to adjustment as set forth in the Merger Agreement, and (ii) 377,658 shares of First Citizens stock, subject to adjustment as set forth in the Merger Agreement, of the following classes depending on the class of SHB stock held by them: 269,302 shares of First Citizens common stock and 108,356 shares of First Citizens Class A common stock.

If the merger is completed, each share of SHB stock issued and outstanding immediately prior to the effective time of the merger will, subject to the election described below, be converted into the right to receive (i) $12.25 in cash, plus (ii) 0.2876 of a share of First Citizens stock. Shareholders of SHB who hold more than one share of SHB stock may elect to receive consideration in exchange for each share of SHB common stock in the form of: (a) 0.5751 shares of First Citizens stock or (b) $24.50 in cash, subject to adjustment pursuant to the merger consideration adjustments as provided in the Merger Agreement, including First Citizens’ rights to adjust the aggregate merger consideration such that, in the aggregate, no more than 377,658 shares of First Citizens stock will be issued in connection with the merger. Following arms’-length negotiations between First Citizens and SHB, the per-share value of First Citizens common stock and First Citizens Class A common stock was agreed to be $42.60 per share on the effective date of the Merger Agreement.  Based on a value of First Citizens common stock and Class A common stock of $42.60 per share, and assuming no adjustments to the merger consideration, the aggregate per-share merger consideration to SHB shareholders would be $24.50. In certain circumstances described in more detail below, which circumstances SHB’s management does not currently expect, the cash portion of the merger consideration may be adjusted downwards such that, if in the extraordinary circumstance that SHB’s net worth on the Closing Date has dropped by as much as $16,085,903.75,  SHB shareholders would receive only First Citizens stock and no cash consideration, in which case the aggregate per-share merger consideration to SHB shareholders would be $12.25.

As noted above, the aggregate merger consideration payable to SHB shareholders is subject to certain adjustments as set forth in the Merger Agreement in the event that two specific circumstances occur. First, if SHB’s accumulated other comprehensive income as of the closing date is a loss of greater than $3.4 million, then First Citizens may increase the number of shares issued as merger consideration so that up to 55% of the aggregate merger consideration is comprised of First Citizens stock. Second, if SHB’s minimum net worth at closing (SHB’s total shareholders’ equity, excluding (i) SHB’s Series D Preferred Stock, (ii) accumulated other comprehensive income (loss), (iii) all merger costs if paid or accrued by SHB or any subsidiary of SHB and not reimbursed by SHB prior to the closing date and (iv) any accruals, provisions or charges taken by SHB at the written direction of First Citizens) is less than the required minimum of $22,863,000 set forth in the Merger Agreement, then the cash portion of the merger consideration will be adjusted downward dollar for dollar by the amount of such shortfall. If the closing were to have occurred on August 15, 2014, the latest practicable date prior to the date of first mailing of this Proxy Statement/Prospectus, SHB’s closing net worth would have been $23,628,000, and there would accordingly have been no downward adjustment to the cash portion of the merger consideration, and SHB’s management expects that in the ordinary course of business, which SHB’s management believes will be the case, the closing equity at the date of determination will be greater than or equal to $22,863,000. However, in the event of an extraordinary set of circumstances which SHB’s management does not currently expect, SHB’s closing net worth could be significantly less than $22,863,000. In such extraordinary circumstances, and assuming First Citizens did not elect to exercise its right to terminate the Merger Agreement for breach of the representation of the absence of certain changes or events pursuant to the Merger Agreement, the per share merger consideration to SHB shareholders could be significantly lower than $24.50 per share, and if the closing equity were to drop to as low as $6,777,096.50, then SHB shareholders would receive no cash consideration and would receive only First Citizens stock for their SHB stock of 0.2876 shares of First Citizens stock for each share of SHB stock. For additional information on the possibility of a downward adjustment to the cash portion of the merger consideration, see “The Merger Agreement - Terms of the Merger” beginning on Page 60 of the this Proxy Statement/Prospectus.

SHB shareholders who hold SHB common stock shall receive First Citizens common stock and SHB shareholders who hold SHB Class A common stock, SHB Class B common stock or SHB Series A preferred stock shall receive First Citizens Class A common stock. In lieu of the issuance of any fractional shares of First Citizens stock, First Citizens will pay to each former SHB shareholder who would otherwise be entitled to receive such fractional share an amount in cash determined by multiplying (i) $42.60 by (ii) the fraction of a share of First Citizens common stock to which such holder would otherwise be entitled to receive.

At the effective time of the merger, persons who are First Citizens shareholders immediately prior to the merger would own approximately 90.5% of the outstanding shares of stock of the combined company, including approximately 93% of the voting stock, and persons who are SHB shareholders immediately prior to the merger would own approximately 9.5% of the outstanding shares of stock of the combined company including approximately 7% of the voting stock.

The Board of Directors of SHB Recommends that its Shareholders Approve the Merger Agreement (Page 43)

The board of directors of SHB has approved the Merger Agreement and the transactions contemplated thereby, and believes, based on a number of factors described in this Proxy Statement/Prospectus, that the merger between SHB and First Citizens is in the best interests of SHB shareholders and recommends that SHB shareholders vote “FOR” the proposal to approve the Merger Agreement and the transactions contemplated thereby.

Vote Required to Complete the Merger (Page 40)

The Merger Agreement must be approved by a majority of all the votes entitled to be cast by SHB shareholders on this merger. Therefore, a majority of the outstanding shares of SHB stock held by SHB shareholders, present in person or by proxy at the annual meeting, must be voted to approve the Merger Agreement. SHB expects that its executive officers and directors will vote all of their shares of SHB stock in favor of the Merger Agreement.

The following chart describes the SHB shareholder vote required to approve the Merger Agreement:

Number of shares of SHB stock entitled to vote outstanding on August 21, 2014	936,375 shares of SHB common stock
151,949 shares of SHB Class A common stock
193,176 shares of SHB Class B common stock
31,635 shares of SHB Series A preferred stock
Number of votes necessary to approve the Merger Agreement	468,189 shares of SHB common stock
75,976 shares of SHB Class A common stock
96,589 shares of SHB Class B common stock
15,819 shares of SHB Series A preferred stock

Percentage of outstanding shares of SHB stock entitled to vote necessary to approve the Merger Agreement	>50% of each class of SHB stock

Number of votes that executive officers, directors and their affiliates can cast as of August 21, 2014	239,025 shares of SHB common stock
1,841 shares of SHB Class A common stock
6,936 shares of SHB Class B common stock
347 shares of SHB Series A preferred stock
Percentage of votes that executive officers, directors and their affiliates can cast as of August 21, 2014	25.5 % of SHB common stock
1.2 % of SHB Class A common stock
3.6 % of SHB Class B common stock
1.1 % of SHB Series A preferred stock

Annual Meeting (Page 39)

An annual meeting of the shareholders of SHB will be held at the following time and place:

September 25, 2014
5:00 PM (Eastern Time)
3020 Keith Street NW

Cleveland, Tennessee 37312

At the SHB annual meeting, the following proposals will be considered and voted upon:

1.  Merger Proposal. To approve the Merger Agreement and the transactions contemplated by the Merger Agreement;

2.  Election of Directors. To elect two Class III members of the board of directors to serve three-year terms until the annual meeting of shareholders in 2017 or until their successors have been duly elected and qualified. Note that upon the effective date of the merger, if approved and then consummated, the directors of SHB will no longer serve as directors of SHB, but since the same directors generally are elected as the directors of Southern Heritage Bank, they will continue to serve in that capacity;

3.  Adjournment.  If necessary, to adjourn the annual meeting to a later date; and

4. Other Business.  To transact such other business as may properly come before the annual meeting or any adjournment of the annual meeting.

All holders of SHB common stock, SHB Class A common stock, SHB Class B common stock and SHB Series A preferred stock shall have the right to vote on the merger; however, only holders of SHB common stock have the right to vote with respect to the other proposals to be submitted at the annual meeting of SHB shareholders.

Vote Required on Other Matters (Page 40)

Only holders of SHB common stock are entitled to vote on matters other than the merger at the annual meeting. You are entitled to vote your common stock if our records show that you held your shares as of the close of business on August 21, 2014, the record date. Holders of shares of our Class A common stock, Class B common stock and SHB Series A preferred stock are not entitled to vote on these other matters being presented at the annual meeting.

Each shareholder is entitled to one vote for each share of common stock held on the record date. On that date, there were 936,375 shares of common stock outstanding and entitled to vote. Shareholders are not entitled to cumulative voting rights.

For the election of directors, you may vote for (1) all of the nominees, (2) none of the nominees, or (3) all of the nominees except those you designate. For other matters, or adjournment, you may vote “FOR” or “AGAINST” or you may “ABSTAIN” from voting.

If you return your signed proxy card but do not specify how you want to vote your shares, we will vote them “FOR” the election of the nominees for directors and “FOR” the adjournment, if necessary, of the annual meeting to a later date.

                If a quorum is present at the annual meeting, the director nominees will be elected by a plurality of the votes cast in person or by proxy at the meeting, and any other matters submitted to the shareholders will require the affirmative vote of a majority of the shares of common stock present or represented by proxy at the meeting.

Record Date and Voting Rights On the Merger (Page 40)

You can vote on the merger at the annual meeting of SHB shareholders if you owned SHB common stock, SHB Class A common stock, SHB Class B common stock or SHB Series A preferred stock as of the close of business on August 21, 2014, the record date set by the SHB board of directors. Each share of SHB common stock, SHB Class A common stock, SHB Class B common stock and SHB Series A preferred stock is entitled to one vote. Holders of those shares will be considered as separate voting groups and will be entitled to vote and be counted as separate voting groups for each class of shares. On August 21, 2014, there were 936,375 shares of SHB common stock,  151,949 shares of SHB Class A common stock, 193,176 shares of SHB Class B common stock and 31,635 shares of SHB Series A preferred stock outstanding and entitled to vote on the Merger Agreement.

Background of the Merger (Page 42)

On March 27, 2013, SHB engaged FIG Partners, LLC (“FIG Partners”) to act as its exclusive agent to provide investment banking and financial advisory services in relation to exploring its strategic alternatives including a possible business combination with another party. FIG Partners was asked to identify a limited number of potential acquirers and analyze the benefits of each potential offer to SHB’s shareholders. On May 24, 2013, First Citizens engaged Olsen Palmer, LLC (“Olsen Palmer”) to act as its exclusive agent to provide investment banking and financial advisory services in connection with the potential acquisition of SHB. After reviewing the information delivered by its financial advisor and considering its own strategic plans, on December 3, 2013, First Citizens’ management submitted an indication of interest to SHB. After considering the proposal, the management of SHB, in consultation with FIG Partners, elected to enter into exclusive negotiations with First Citizens. The parties and their representatives began negotiation of the terms of the Merger Agreement on December 4, 2013 and continued to negotiate the terms of the Merger Agreement until on March 19, 2014, following presentations from their respective legal and financial advisors, First Citizens’ and SHB’s boards of directors approved the Merger Agreement. The Merger Agreement was executed by the parties on March 20, 2014.

Why First Citizens and SHB are Seeking to Merge (Page 43)

The merger will combine the strengths of First Citizens and SHB and their subsidiary banks. First Citizens has an established presence in West and Middle Tennessee with plans to significantly enhance its market share in those markets. Joining with First Citizens will provide SHB’s customers opportunities offered by a similar but larger, resourceful, community-minded bank. First Citizens has been actively seeking other banking locations to expand its presence in Tennessee. The proposed merger with SHB accelerates First Citizens’ opportunity to grow across Tennessee and brings a number of outstanding bankers to First Citizens’ team. First Citizens currently operates 21 commercial banking, mortgage, and insurance locations in West and Middle Tennessee, with total assets of approximately $1.18 billion. First Citizens’ management views Bradley County as a logical growth area for its community style of banking.

Opinion of Financial Advisor to SHB (Page 44)

FIG Partners has delivered to the board of directors of SHB its written opinion, dated March 19, 2014, that, based upon and subject to the various considerations set forth in its opinion, the total transaction consideration to be paid to the shareholders of SHB is fair from a financial point of view as of such date. In requesting FIG Partners’ advice and opinion, no instructions were given and no limitations were imposed by SHB upon FIG Partners with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the opinion of FIG Partners, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex C to this Proxy Statement/Prospectus. SHB shareholders should read this opinion in its entirety.

Opinion of Financial Advisor to First Citizens (Page 48)

Olsen Palmer has delivered to the board of directors of First Citizens its written opinion, dated March 19, 2014, that, based upon and subject to the various considerations set forth in its opinion, the total merger consideration to be issued pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to First Citizens as of such date. In requesting Olsen Palmers’ advice and opinion, no instructions were given and no limitations were imposed by First Citizens upon Olsen Palmer with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the opinion of Olsen Palmer, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex D to this Proxy Statement/Prospectus.

Management and Board of Directors of First Citizens Following the Merger (Page 69)

The officers and directors of each of First Citizens and First Citizens National Bank immediately prior to the effective time of the merger will continue to be officers and directors of First Citizens and First Citizens National Bank, respectively, following the merger. Mr. J. Lee Stewart, President and Chief Executive Officer of SHB, will be joining the boards of directors of First Citizens and First Citizens National Bank.

Material U.S. Federal Income Tax Consequences of the Merger (Page 53)

As a result of the structure of the merger as a reorganization, it is anticipated that SHB shareholders will not recognize gain or loss for U.S. federal income tax purposes on the exchange of shares of SHB stock for shares of First Citizens stock, except with respect to cash received in connection with the merger and cash delivered in lieu of fractional shares of First Citizens stock and except for SHB shareholders who exercise their dissenters’ rights with respect to the merger.

This tax treatment may not apply to all shareholders of SHB. Determining the actual tax consequences of the merger to you can be complicated. You are urged to consult your own tax advisor for a full understanding of the merger’s tax consequences that are particular to you.

First Citizens and SHB will not be obligated to complete the merger unless they each receive an opinion from their respective legal counsel, dated as of the closing date, that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that First Citizens and SHB will each be a party to that reorganization. If such opinions are rendered, the U.S. federal income tax treatment of the merger should be as described above. The opinions of the parties’ respective counsel, however, do not bind the Internal Revenue Service and do not preclude the IRS or the courts from adopting a contrary position.

Accounting Treatment (Page 53)

First Citizens will account for the merger under the purchase method of accounting for business combinations under United States generally accepted accounting principles (“GAAP”).

Interests of SHB Management and Directors in the Merger (Page 59)

Executive officers and directors of SHB will be issued shares of First Citizens stock and paid cash in the merger on the same basis as other shareholders of SHB. The following chart shows the number of shares of First Citizens stock that may be issued to executive officers, directors and principal shareholders of SHB in the merger (including shares reserved for issuance upon exercise of stock options):

Shares of stock of SHB beneficially owned by its executive officers, directors and holders of more than 10% of SHB stock on June 30, 2014	248,149
Shares of First Citizens stock that may be received in the merger by executive officers, directors and holders of more than 10% of SHB stock based upon their beneficial ownership	71,367

Some of the directors and officers of SHB have interests in the merger that differ from, or are in addition to, their interests as shareholders of SHB. These interests include the following:

  As a condition to the merger, First Citizens has required that three of the officers of SHB (J. Lee Stewart, Steve Ledbetter, and Virginia Kibble) enter into employment agreements with non-competition and non-solicitation obligations to be effective upon completion of the merger whereby each individual is entitled to receive a salary, annual bonus, and certain additional incentives; and

  The directors and officers of SHB and Southern Heritage Bank currently covered under comparable policies held by SHB at First Citizens’ expense will receive directors’ and officers’ liability insurance coverage for a period of five years after completion of the merger.

SHB Shareholders May Dissent from the Merger (Page 56)

Tennessee law permits SHB shareholders to dissent from the merger and to receive the fair value of their shares of SHB stock in cash. To dissent, an SHB shareholder must follow certain procedures, including filing certain notices with SHB and voting his or her shares against approval of the Merger Agreement. The shares of SHB stock held by a dissenter will not be exchanged for stock consideration or cash consideration in the merger and a dissenter’s only right will be to receive the “fair value” of his or her shares of SHB stock in cash. A copy of the Tennessee statute describing these dissenters’ rights and the procedures for exercising them is attached as Annex B to this Proxy Statement/Prospectus. SHB shareholders who perfect their dissenters’ rights and receive cash in exchange for their shares of SHB stock may recognize gain or loss for U.S. federal income tax purposes.

Tennessee law does not provide dissenters’ rights to First Citizens’ shareholders, who are not being asked to vote on the Merger Agreement.

We Must Obtain Regulatory Approvals to Complete the Merger (Page 53)

We cannot complete the merger unless it is approved by the Board of Governors of the Federal Reserve. First Citizens filed a Notification pursuant to Section 3(a)(5) of the Bank Holding Company Act with the Federal Reserve on April 4, 2014 (the “Notification”). In connection with the Notification, First Citizens was required to publish public notice of the merger in the newspapers of general circulation in the communities served by the head offices of First Citizens National Bank and Southern Heritage Bank which provided for a 30-day period for public comments. First Citizens published the required notices on April 8, 2014. The Federal Reserve is required to act on the Notification within five days of the end of the public comment period. The Federal Reserve approved the merger on May 13, 2014, and has extended the deadline by which it must close to November 13, 2014. Once the Federal Reserve approves a merger, federal law requires a waiting period of up to 30 calendar days to complete the merger in order to give the U.S. Department of Justice the opportunity to review and object to the merger.

The merger must also be approved by the Tennessee Department of Financial Institutions (the “TDFI”). First Citizens filed an application with the TDFI on April 4, 2014 (the “Application”). In connection with the Application, First Citizens was required to publish public notice of the merger in the newspapers of general circulation in each county in which First Citizens National Bank and Southern Heritage Bank have their main offices which provided for a 15-day period for public comments. First Citizens published the required notices on April 8, 2014. In addition to the Application, the TDFI was provided a copy of the Notification to the Federal Reserve and has 30 calendar days to provide any comments to the Federal Reserve on the proposed merger. The TDFI approved the application on July 24, 2014.

Further, because SHB has agreed to use its best efforts to redeem the Small Business Lending Fund (“SBLF”) investment by the United States Treasury in the Series D preferred stock of SHB, the Federal Reserve’s consent will also be required for this redemption. The Merger Agreement requires SHB to use its best efforts to (a) cause the redemption of all SBLF preferred stock prior to the effective time of the merger such that, as of the effective time, SHB will have no SBLF preferred stock issued or outstanding, or (b) give proper notice to call for redemption of all outstanding SBLF preferred stock and deposit sufficient funds in trust for such redemption, in each case pursuant to the applicable provisions of the Small Business Lending Fund - Securities Purchase Agreement No. 0438 dated September 8, 2011, by and between SHB and the United States Department of Treasury. SHB will file a request with the Federal Reserve prior to the closing of the merger to obtain its consent to consummate the SBLF redemption.

We also intend to make all required filings with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, (the “Securities Act”) and the Securities Exchange Act of 1934, as amended, (the “Securities Exchange Act”) relating to the merger, and with applicable states securities regulatory authorities to the extent required to register the offering of First Citizens stock or to claim an exemption from registration requirements.

While we believe that we will obtain regulatory approvals in a timely manner, we cannot be certain if or when we will obtain them.

Conditions to Complete the Merger (Page 66)

The completion of the merger depends on a number of conditions being met, including the following:

  approval by SHB’s shareholders of the Merger Agreement;

  approval by First Citizens’ shareholders of the First Citizens charter amendment authorizing an additional class of common stock to be issued to the shareholders of First Citizens (the “First Citizens Charter Amendment”);

  receipt of all required regulatory approvals and expiration of all related statutory waiting periods;

  effectiveness of First Citizens’ registration statement on Form S-4 of which this Proxy Statement/Prospectus constitutes a part;

  absence of any order, injunction or decree of a court or agency of competent jurisdiction which prohibits completion of the merger;

  accuracy of the other party’s representations and warranties contained in the Merger Agreement, except, in the case of most of such representations and warranties, where the failure to be accurate would not be reasonably likely to have a material adverse effect on the party making the representations and warranties (see “THE MERGER AGREEMENT - Representations and Warranties”), and the performance by the other party of its obligations contained in the Merger Agreement in all material respects;

  absence of any statute, rule, regulation, order, injunction or decree which prohibits or makes illegal completion of the merger;

  the holders of less than 10% of the total outstanding shares of SHB stock have exercised dissenters’ rights with respect to the merger;

  the receipt of opinions of legal counsel to each company, dated the effective time of the merger, substantially to the effect that the merger will be treated as a reorganization under Section 368(a) of the Code and that First Citizens and SHB will each be a party to the reorganization;

  the required consents shall have been obtained and First Citizens shall have received evidence thereof;

  the required tail coverage shall have been obtained by both companies;

  First Citizens shall have succeeded to SHB’s rights, interests and obligations pursuant to the indenture and the predecessor trustee shall have been replaced by the successor trustee; and

  each of the employment agreements, direct support agreements, and director/officer releases shall remain in full force and effect.

In addition, SHB has agreed to use its best efforts to cause the redemption of all outstanding preferred stock related to its participation in the SBLF program prior to the completion of the merger.

In cases where the law permits, a party to the Merger Agreement could elect to waive a condition that has not been satisfied and complete the merger although the party is entitled not to complete the merger. We cannot be certain whether or when any of these conditions will be satisfied (or waived, where permissible) or that the merger will be completed.

Termination of the Merger Agreement (Page 67)

The Merger Agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval of the merger by SHB shareholders, as set forth in the Merger Agreement, including by mutual consent of First Citizens and SHB. In addition, the Merger Agreement may generally be terminated by either party:

  60 days after the date on which any request or application for a requisite regulatory approval has been denied or withdrawn at the request or recommendation of the governmental entity which must grant such requisite regulatory approval, unless within the 60-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable governmental entity; provided, however, that no party shall have the right to terminate the Merger Agreement in this manner if such denial or request or recommendation for withdrawal is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe the covenants and agreements of such party as set forth in the Merger Agreement;

  if a governmental entity of competent jurisdiction issues a final nonappealable order enjoining or otherwise prohibiting the merger;

  if the merger is not completed on or before October 30, 2014, unless one or more regulatory approvals have not been received or the party seeking to terminate the Merger Agreement has failed to perform or observe the covenants and agreements of such party set forth in the Merger Agreement;

  if SHB shareholders fail to approve the Merger Agreement;

  if First Citizens shareholders fail to approve the required First Citizens Charter Amendment within 15 business days prior to the closing date of the merger (which approval was obtained on July 16, 2014); or

  if any of the representations or warranties provided by the other party set forth in the Merger Agreement become untrue or incorrect or the other party materially breaches its covenants set forth in the Merger Agreement, and the representation or material breach is not cured within the prescribed time limit.

SHB may terminate the Merger Agreement, without the consent of First Citizens, if the board of directors of SHB receives an unsolicited, bona fide alternative “acquisition proposal” (as defined in the Merger Agreement) and, under certain terms and conditions, determines that it is a superior proposal to that made by First Citizens as reflected in the Merger Agreement and that the failure to accept such proposal would cause the board of directors to violate its fiduciary duties under applicable law; but SHB must notify First Citizens of the superior proposal and keep First Citizens fully informed of the status and details (including amendments or proposed amendments) of any such request or acquisition proposal.

First Citizens may terminate the Merger Agreement if SHB has materially breached its non-solicitation obligations contained in the Merger Agreement in a manner adverse to First Citizens, the board of SHB resolves to accept a competing acquisition proposal or the board of SHB changes its recommendation regarding the merger.

First Citizens may also terminate the Merger Agreement if any legal proceedings are filed or threatened relating to the consummation of the merger (but not relating to the adequacy of the merger consideration) or if any actions by a governmental authority are filed or threatened relating to the consummation of the merger.

Termination Fee (Page 68)

If the Merger Agreement is terminated by:

  First Citizens because SHB materially breaches the non-solicitation obligations set forth in the Merger Agreement in a manner adverse to First Citizens;

  First Citizens because SHB’s board of directors resolves to accept another acquisition proposal;

  First Citizens because SHB’s board of directors withdraws, amends or modifies, in any manner adverse to First Citizens, its recommendation of shareholder approval of the Merger Agreement or the merger; or

  SHB because SHB’s board of directors receives an unsolicited, bona fide alternative acquisition proposal and, under certain terms and conditions, determines that it is a superior proposal to that of the Merger Agreement taking into account any adjustments made by First Citizens to the merger consideration, then, unless First Citizens is in material breach of any covenant or obligation under the Merger Agreement, SHB will be required to pay First Citizens a termination fee of $1,000,000 in cash at the time it enters into a third party acquisition agreement.

If either First Citizens or SHB terminates the Merger Agreement, and within 12 months of termination of the Merger Agreement SHB enters into an acquisition agreement with a third party:

  if SHB takes any action that is intended or may reasonably be expected to result in any of its representations or warranties set forth in the Merger Agreement being or becoming untrue or materially breaching its covenants set forth in the Merger Agreement, and the representation or material breach is not cured within the prescribed time limit, and an acquisition proposal exists at the time of termination;

  without regard to timing, if SHB shareholders do not approve the Merger Agreement and an acquisition proposal exists at the time of termination,

then, unless First Citizens is in material breach of any covenant or obligation under the Merger Agreement, SHB will be required to pay First Citizens a termination fee of $1,000,000 in cash.

Comparative Per Share Market Price Information (Page 70)

There is no established public trading market for shares of First Citizens, which is inactively traded in private transactions. Between January 1, 2013 and July 31, 2014 there were trades of approximately 44,856 shares of First Citizens common stock, which was the only class of stock issued and outstanding prior to July 17, 2014. The per share sales price for these trades has ranged from a low of $39.00 to a high of $45.00.

There is no established public trading market for shares of SHB stock, which is inactively traded in private transactions. Since January 1, 2013, there have been trades of approximately 7,846 shares of SHB common stock, 3,181 shares of SHB Class A common stock and 1,734 shares of SHB Class B common stock. The per share sales price for these trades has ranged from a low of $19.00 to a high of $24.50.

Comparison of Rights of Shareholders (Page 146)

At the effective time of the merger, SHB shareholders who receive shares of First Citizens stock will automatically become First Citizens shareholders. First Citizens is a Tennessee corporation governed by provisions of the Tennessee Business Corporation Act and First Citizens’ charter, as amended, and bylaws, as amended. SHB is a Tennessee corporation governed by provisions of the Tennessee Business Corporation Act, and SHB’s charter, as amended, and bylaws, as amended. See “COMPARISON OF RIGHTS OF SHAREHOLDERS.”

RISK FACTORS

If the merger is consummated and you are an SHB shareholder, you will receive shares of First Citizens common stock in exchange for your shares of SHB common stock and you will receive shares of First Citizens Class A common stock in exchange for your shares of SHB Class A common stock, SHB Class B common stock and SHB Series A preferred stock. An investment in First Citizens common stock is subject to a number of risks and uncertainties. Risks and uncertainties relating to general economic conditions are not summarized below. However, First Citizens and SHB believe that there are a number of other risks and uncertainties relating to First Citizens that you should consider in deciding how to vote on the Merger Agreement in addition to the risks and uncertainties associated with financial institutions generally. Many of these risks and uncertainties could affect First Citizens’ future financial results and may cause First Citizens’ future earnings and financial condition to be less favorable than First Citizens’ expectations. There are also a number of risks related to the merger that shareholders of SHB should consider in deciding how to vote on the Merger Agreement. This section summarizes those risks. You should keep these risk factors in mind when you read forward-looking statements in this document. Please refer to the section of this Proxy Statement/Prospectus titled “Cautionary Statement Concerning Forward-Looking Information.”

Risks Related to the Merger

The value of First Citizens shares received may fluctuate; shareholders of SHB may receive more or less value depending on fluctuations in the price of First Citizens stock and, in certain circumstances, downward adjustments to the cash portion of the merger consideration pursuant to certain provisions of the Merger Agreement

The number of shares of First Citizens stock issued to SHB shareholders in exchange for each share of SHB stock is fixed. The market values of First Citizens stock and SHB stock at the time the merger is completed may vary from their market values at the date the Merger Agreement was executed, the date of this document and at the date of the shareholders’ meeting of SHB. Shares of First Citizens stock are not traded on an exchange, and therefore, as of the date of this Proxy Statement/Prospectus, there is no public market for such shares. There is no assurance that shares of First Citizens stock can be sold at a price equal to or greater than the implied per share merger value of $24.50 per SHB share following completion of the merger. See “Risks Related to First Citizens and First Citizens Stock - Lack of Trading Market.” Because the exchange ratio will not be adjusted to reflect any changes in the market value of First Citizens stock, the market value of First Citizens stock issued in the merger may be higher or lower than the value of such shares on earlier dates. If the value of First Citizens stock declines prior to completion of the merger, the value of the merger consideration to be received by SHB’s shareholders will decrease.

These variations may be the result of various factors, many of which are beyond the control of SHB and First Citizens, including:

  changes in the business, operations or prospects of First Citizens, SHB or the combined company;

  governmental and/or litigation developments and/or regulatory considerations;

  market assessments as to whether and when the merger will be consummated and the anticipated benefits of the merger;

  governmental action affecting the banking and financial industry generally;

  market assessments of the potential integration or other costs;

  lack of a trading market for First Citizens stock; and

  general market and economic conditions.

The merger may not be completed until a significant period of time has passed after the SHB shareholder meeting. At the time of the shareholder meeting, SHB shareholders will not know the exact value of the First Citizens stock that will be issued in connection with the merger.

                The value of First Citizens stock and SHB stock at the effective time of the merger may vary from their prices on the date the Merger Agreement was executed, the date of this Proxy Statement/Prospectus and the date of the shareholders’ meeting. Because there is no public market for either First Citizens stock or SHB stock, the future market prices of First Citizens stock and SHB stock cannot be guaranteed or predicted. Additionally, if SHB’s minimum net worth at closing (SHB’s total shareholders’ equity, excluding (i) SHB’s Series D Preferred Stock, (ii) accumulated other comprehensive income (loss), (iii) all merger costs if paid or accrued by SHB or any subsidiary of SHB and not reimbursed by SHB prior to the closing date and (iv) any accruals, provisions or charges taken by SHB at the written direction of First Citizens) is less than the required minimum of $22,863,000 set forth in the Merger Agreement, then the cash portion of the merger consideration will be adjusted downward dollar for dollar by the amount of such shortfall. Assuming First Citizens did not elect to exercise its right to terminate the Merger Agreement for breach of the representation of the absence of certain changes or events pursuant to the Merger Agreement if SHB’s closing net worth is significantly less than $22,863,000 at the closing, the per share merger consideration to SHB shareholders could be significantly lower than $24.50 per share. If the closing equity were to drop to as low as $6,777,096.50, then SHB shareholders would receive no cash consideration and would receive only First Citizens stock for their SHB stock of 0.2876 shares of First Citizens stock for each share of SHB stock. For additional information on the possibility of a downward adjustment to the cash portion of the merger consideration, see “The Merger Agreement - Terms of the Merger” beginning on Page 60 of this Proxy Statement/Prospectus.

SHB’s shareholders may not receive the form of merger consideration they elect.

The Merger Agreement contains provisions that are designed to ensure that 50% of the outstanding shares of SHB stock are exchanged for shares of First Citizens stock and the other 50% of the shares of SHB stock are exchanged for cash consideration; provided, however, that the Merger Agreement provides that the stock portion of the merger consideration may be increased to 55%. If elections are made by SHB shareholders that would otherwise result in more or less than 50% of such shares being converted into First Citizens stock, the amount of First Citizens stock that SHB shareholders will have elected to receive upon exchange of their shares will be adjusted so that, in the aggregate, 50% of the shares of SHB stock will be exchanged for the right to receive shares of First Citizens stock and the remaining shares of SHB stock will be exchanged for the right to receive cash. As a result, there is a risk that you will not receive a portion of the merger consideration in the form that you elect, which could result in, among other things, tax consequences that differ from those that would have resulted had you received the form of consideration you elected (including the recognition of gain for U.S. federal income tax purposes with respect to the cash received). If you do not make an election, you will be deemed to have made an election to receive the merger consideration in such combination of cash and/or shares of First Citizens stock as provided for in the Merger Agreement. Further, First Citizens may not issue its stock as merger consideration to residents of any state in which the offering of First Citizens’ stock is not registered or eligible for a claim of exemption from registration. One or more state securities commissions may deny First Citizens’ application for registration or claim of exemption, in which case First Citizens could not sell its stock in the subject jurisdiction.

We may fail to achieve the anticipated benefits of the merger.

First Citizens and SHB have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger.

First Citizens may fail to realize the cost savings estimated for the merger.

Although First Citizens estimates that it will realize cost savings from the merger when fully phased in, it is possible that the estimates of the potential cost savings could turn out to be incorrect. For example, the combined purchasing power may not be as strong as expected, and therefore the estimated cost savings could be reduced. In addition, unanticipated growth in First Citizens’ business may require First Citizens to continue to operate or maintain some facilities or support functions that are currently expected to be combined or reduced. The cost savings estimates also depend on our ability to combine the businesses of First Citizens and SHB in a manner that permits those costs savings to be realized. If the estimates turn out to be incorrect or First Citizens is not able to combine the two companies successfully, the anticipated cost savings may not be fully realized or realized at all, or may take longer to realize than expected.

The market price of shares of First Citizens stock after the merger may be affected by factors different from those affecting shares of SHB or First Citizens currently.

The businesses of First Citizens and SHB differ in some respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of stock may be affected by factors different from those currently affecting the independent results of operations of each of First Citizens and SHB. For a discussion of the businesses of First Citizens and SHB and of certain factors to consider in connection with those businesses, see “INFORMATION ABOUT FIRST CITIZENS” and “INFORMATION ABOUT SHB” beginning on pages 71 and 113, respectively.

The executive officers and directors of SHB have interests different from typical SHB shareholders.

The executive officers and directors of SHB have certain interests in the merger and participate in certain arrangements that are different from, or are in addition to, those of SHB shareholders generally. See “THE MERGER – Interests of Certain Persons in the Merger.” As a result, these executive officers and directors could be more likely to approve the Merger Agreement than if they did not hold these interests.

Former shareholders of SHB will be limited in their ability to influence First Citizens’ actions and decisions following the merger.

Following the merger, former shareholders of SHB will hold less than 9.5 percent of the outstanding shares of First Citizens stock, including only approximately 7 percent of the outstanding voting stock. As a result, former SHB shareholders will have only limited ability to influence First Citizens’ business. Former SHB shareholders will not have separate approval rights with respect to any actions or decisions of First Citizens or, other than Mr. Stewart, have separate representation on First Citizens’ board of directors.

The merger may result in a loss of current SHB employees.

Despite First Citizens’ efforts to retain quality employees, First Citizens might lose some of SHB’s current employees following the merger. Current SHB employees may not want to work for First Citizens or may not want to assume different duties, positions and compensation that First Citizens offers to the SHB employees. Competitors may recruit employees prior to the merger and during the integration process after the merger. As a result, current employees of SHB could leave with little or no prior notice. First Citizens cannot assure you that the combined companies will be able to attract, retain and integrate employees following the merger.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated in the Merger Agreement may be completed, various approvals must be obtained from bank regulatory and other governmental authorities. These governmental entities may impose conditions on the granting of such approvals. Such conditions and the process of obtaining regulatory approvals could have the effect of delaying completion of the merger or of imposing additional costs or limitations on First Citizens following the merger. The regulatory approvals may not be received at any time, may not be received in a timely fashion, and may contain conditions on the completion of the merger that are not anticipated or cannot be met. Although First Citizens and SHB do not currently expect that any such material conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs or limiting the revenues of the combined company following the merger, any of which might have an adverse effect on the combined company following the merger.

The Merger Agreement limits SHB’s ability to pursue an alternative transaction and requires SHB to pay a termination fee plus expenses incurred by First Citizens under certain circumstances relating to alternative acquisition proposals.

The Merger Agreement prohibits SHB from soliciting, initiating, encouraging or knowingly facilitating certain alternative acquisition proposals with any third party, subject to exceptions set forth in the Merger Agreement. The Merger Agreement also provides for the payment by SHB to First Citizens of a termination fee of $1,000,000 in the event that the Merger Agreement is terminated in certain circumstances, involving, among others, certain changes in the recommendation of SHB’s board of directors. These provisions may discourage a potential competing acquirer that might have an interest in acquiring SHB from considering or proposing such an acquisition. See “THE MERGER AGREEMENT—Termination; Termination Fee” on page 68 of this prospectus/proxy statement.

The fairness opinions obtained by SHB and First Citizens from their respective financial advisors will not reflect changes in circumstances subsequent to the date of the fairness opinions.

FIG Partners, SHB’s financial advisor in connection with the proposed merger, has delivered to the board of directors of SHB its opinion dated as of March 19, 2014. Olsen Palmer, First Citizens’ financial advisor in connection with the proposed merger, has delivered to the board of directors of First Citizens its opinion dated as of March 19, 2014. Each opinion states that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth therein, the total merger consideration was fair to their respective clients from a financial point of view. The opinions do not reflect changes that may occur or may have occurred after the date of the opinions, including changes to the operations and prospects of First Citizens or SHB, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors on which the opinions are based, may materially alter or affect the respective opinions as to the fairness of the total merger consideration to First Citizens and/or SHB.

Failure to complete the merger could cause First Citizens’ or SHB’s stock price to decline.

If the merger is not completed for any reason, although neither First Citizens nor SHB’s stock trades on an active or liquid market, First Citizens’ or SHB’s stock price may decline because costs related to the merger, such as legal, accounting and certain financial advisory fees, must be paid even if the merger is not completed. In addition, if the merger is not completed, First Citizens’ or SHB’s stock price may decline to the extent that the current market price reflects a market assumption that the merger will be completed or due to questions about why (or whose “fault” it was that) the merger was not completed.

Risks Related to First Citizens and First Citizens Stock

First Citizens is subject to credit quality risks and First Citizens’ credit policies may not be sufficient to avoid losses.

First Citizens is subject to the risk of losses resulting from the failure of borrowers, guarantors and related parties to pay interest and principal amounts on loans. Although First Citizens maintains credit policies and credit underwriting, monitoring and collection procedures that management believes are sufficient to manage this risk, these policies and procedures may not prevent losses, particularly during periods in which the local, regional or national economy suffers a general decline. If a large number of borrowers fail to repay their loans, First Citizens’ financial condition and results of operations may be adversely affected.

Earnings could be adversely affected if values of other real estate owned decline.

First Citizens is subject to the risk of losses from the liquidation and/or valuation adjustments on other real estate owned. First Citizens owns approximately 70 properties totaling $5.8 million in other real estate owned as of June 30, 2014. Other real estate owned is valued at the lower of cost or fair market value less cost to sell. Fair market values are based on independent appraisals for properties valued at $50,000 or greater and appraisals are updated annually. First Citizens may incur future losses on these properties if economic and real estate market conditions result in further declines in the fair market value of these properties.

If First Citizens’ allowance for loan losses becomes inadequate, First Citizens’ financial condition and results of operations could be adversely affected.

First Citizens maintains an allowance for loan losses that it believes is a reasonable estimate of known and inherent potential losses in its loan portfolio. Management uses various assumptions and judgments to evaluate on a quarterly basis the adequacy of the allowance for loan losses in accordance with GAAP as well as regulatory guidelines. The amount of future losses is susceptible to changes in economic, operating and other conditions, as well as changes in interest rates most of which are beyond First Citizens’ control, and these losses may exceed current estimates. Although First Citizens believes the allowance for loan losses is a reasonable estimate of known and inherent potential losses in its loan portfolio, First Citizens cannot fully predict such potential losses or that its loan loss allowance will be adequate in the future. Excessive loan losses could have an adverse effect on First Citizens’ financial performance.

Federal and state regulators periodically review First Citizens’ allowance for loan losses and may require First Citizens to increase its provision for loan losses or recognize further loan charge-offs, based on judgments different than those of its management. Any increase in the amount of First Citizens’ provision or loans charged-off as required by these regulatory agencies could have an adverse effect on First Citizens’ results of operations.

Changes in interest rates could have an adverse effect on First Citizens’ earnings.

First Citizens’ profitability is in part a function of interest rate spread, or the difference between interest rates earned on investments, loans and other interest-earning assets and the interest rates paid on deposits and other interest-bearing liabilities. Interest rates are largely driven by monetary policies set by the Federal Open Market Committee, or FOMC, and trends in the prevailing market rate of interest embodied by the yield curve. The FOMC establishes target rates of interest to influence the cost and availability of capital and promote national economic goals. In January 2012, the FOMC indicated that rates would most likely remain at the historical low of a range of 0.00% to 0.25% through the end of 2014. The yield curve is a representation of the relationship between short-term interest rates to longer-term debt maturity rates. Currently, the yield curve is fairly steep as short-term rates continue at historic lows. As of December 31, 2013, First Citizens National Bank was liability sensitive in terms of interest rate risk exposure, meaning that First Citizens National Bank will likely experience margin compression when federal funds rates increase. In other words, upward pressure on deposit interest rates will outpace increases in the interest rates on interest-earning assets. Deposits are currently priced at historically low levels and are likely to reprice at a faster pace than interest-earning assets when the rate environment begins rising. The majority of variable-rate loans are priced at floors that will require significant increases in federal fund and prime rates before loan yields increase.

If the rate of interest paid on deposits and other borrowings increases more than the rate of interest earned on loans and other investments, First Citizens’ net interest income and, therefore, earnings could be adversely affected. Earnings could also be adversely affected if the rates on loans and other investments fall more quickly than those on deposits and other borrowings. While management takes measures to guard against interest rate risk, there can be no assurance that such measures will be effective in minimizing the exposure to interest rate risk. A sudden and significant increase in the market rate of interest could have a material adverse effect on the First Citizens’ financial position and earnings.

First Citizens is an emerging growth company and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make First Citizens’ stock less attractive to investors.

After filing the registration statement, of which this Proxy Statement/Prospectus is a part, First Citizens will be subject to periodic reporting requirements under the Exchange Act. First Citizens is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), however, and it may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, even if First Citizens complies with the greater obligations of public companies that are not emerging growth companies immediately after this offering, First Citizens may avail itself of the reduced requirements applicable to emerging growth companies from time to time in the future, so long as it is an emerging growth company. First Citizens may remain an emerging growth company for up to five years, though First Citizens may cease to be an emerging growth company earlier under certain circumstances, including if, before the end of such five year period, it is deemed to be a large accelerated filer under the SEC rules (which depends on, among other things, having a market value of common stock held by non-affiliates in excess of $700 million) or if First Citizens’ total annual gross revenues equal or exceed $1 billion in a fiscal year. First Citizens cannot predict if investors will find its common stock less attractive because it will rely on these exemptions. If some investors find First Citizens’ common stock less attractive as a result, there may be a less active trading market for First Citizens’ common stock and First Citizens’ stock price may be more volatile.

First Citizens is geographically concentrated in West Tennessee, and changes in local economic conditions may impact its profitability.

First Citizens operates primarily in West Tennessee and the majority of all loan customers and most deposit and other customers live or have operations in this area. Accordingly, First Citizens’ success depends significantly upon growth in population, income levels, deposits, housing starts and continued attraction of business ventures to this area. First Citizens’ profitability is impacted by changes in general economic conditions in this market. First Citizens is concerned about the impact of plant closings (such as Goodyear and Briggs & Stratton) and their impact to unemployment levels and economic conditions in its rural markets. Additionally, unfavorable local or national economic conditions could reduce First Citizens’ growth rate, affect the ability of its customers to repay their loans and generally affect First Citizens’ financial condition and results of operations.

First Citizens is less able than larger institutions to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, First Citizens is unable to give assurance that it will benefit from any market growth or favorable economic conditions in its primary market areas if they do occur.

If financial market conditions worsen or First Citizens’ loan demand increases significantly, First Citizens’ liquidity position could be adversely affected. First Citizens may be required to rely on secondary sources of liquidity to meet withdrawal needs or fund operations, and there can be no assurance that these sources will be sufficient to meet future liquidity demands.

First Citizens relies on dividends from the First Citizens National Bank as its primary source of funds. First Citizens National Bank’s primary sources of funds are client deposits and loan repayments and from the sale or maturity of securities. While scheduled loan repayments have historically been a relatively stable source of funds, they are susceptible to the inability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, natural disasters and national or international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to clients on alternative investments and general economic conditions. Accordingly, First Citizens may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include Federal Home Loan Bank (“FHLB”) advances, sales of securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits. While First Citizens believes that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if First Citizens continues to grow and experience increasing loan demand. First Citizens may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

Market conditions could adversely affect First Citizens’ ability to obtain additional capital on favorable terms should it need it.

First Citizens’ business strategy calls for continued growth. First Citizens anticipates that it will be able to support this growth through the generation of additional deposits at new branch locations, as well as through returns realized as a result of investment opportunities. However, First Citizens may need to raise additional capital in the future to support continued growth and maintain adequate capital levels. First Citizens may not be able to obtain additional capital in the amounts or on terms satisfactory to it. Growth may be constrained if First Citizens is unable to raise additional capital as needed.

Failure to remain competitive in an increasingly competitive industry may adversely affect results of operations and financial condition.

First Citizens encounters strong competition from other financial institutions in its market areas. In addition, established financial institutions not already operating in First Citizens’ market areas may open branches in its market areas at future dates or may compete in the market via the internet. Certain aspects of First Citizens’ banking business also compete with savings institutions, credit unions, mortgage banking companies, consumer finance companies, insurance companies and other institutions, some of which are not subject to the same degree of regulation or restrictions imposed on First Citizens. Many of these competitors have substantially greater resources and lending limits and are able to offer services that First Citizens does not provide. While First Citizens believes that it competes effectively with these other financial institutions in its market areas, First Citizens may face a competitive disadvantage as a result of its smaller size, smaller asset base, lack of geographic diversification and inability to spread its marketing costs across a broader market. If First Citizens has to raise interest rates paid on deposits or lower interest rates charged on loans to compete effectively, First Citizens’ net interest margin and income could be negatively affected. Failure to compete effectively to attract new or to retain existing clients may reduce or limit First Citizens’ margins and its market share and may adversely affect First Citizens’ results of operations and financial condition.

First Citizens and its subsidiaries are subject to extensive government regulation and supervision. Changes in laws, government regulation and monetary policy may have a material adverse effect on our results of operations.

First Citizens and its subsidiaries are subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not First Citizens’ shareholders. These regulations affect First Citizens’ lending practices, capital structure, investment practices and dividend policy and growth, among other things. Future changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect First Citizens in substantial and unpredictable ways. Such changes could subject First Citizens to additional costs, limit the types of financial services and products First Citizens may offer and/or increase the ability of non-banks to offer competing financial services and products, or decrease the flexibility in pricing certain products and services by First Citizens National Bank, among other things. Failure to comply with laws, regulations or policies could result in sanctions imposed by regulatory agencies, civil money penalties, civil liability and/or reputation damage, which could have a material adverse effect on First Citizens’ financial condition and results of operations. While First Citizens’ policies and procedures are designed to deter and detect any such violations, there can be no assurance that such violations will not occur.

First Citizens stock is not listed or traded on any established securities market and is normally less liquid than most securities traded in those markets; First Citizens anticipates filing to revert to non-reporting status following the merger.

First Citizens stock is not listed or traded on any established securities exchange or market and First Citizens has no plans to seek to list its stock on any recognized exchange or qualify it for trading in any market. Accordingly, First Citizens stock has substantially fewer trades than the average securities listed on any national securities exchange. Most transactions in First Citizens stock are privately negotiated trades and its stock is very thinly traded. There is no dealer for First Citizens stock and no “market maker.” First Citizens’ shares do not have a trading symbol. The lack of a liquid market can produce downward pressure on First Citizens stock price and can reduce the marketability of First Citizens stock.

If First Citizens’ registration statement on Form S-4 becomes effective under the Securities Act, First Citizens will be required to file with the SEC the periodic and current reports required by the Securities Exchange Act and related rules and regulations. It is the intent of First Citizens’ management, and the merger consideration has been structured to permit First Citizens’ management, to apply to the SEC in 2015 to “go dark” so as not to continue being required to comply with these filing requirements. If First Citizens is eligible to discontinue SEC filings, SHB shareholders who receive First Citizens’ stock in the merger will have access to less information about the financial condition and results of operations of First Citizens than would be the case if SEC filings were continued.

First Citizens’ ability to pay dividends may be limited.

As a holding company, First Citizens is a separate legal entity from First Citizens National Bank and does not conduct significant income-generating operations of its own. It currently depends upon First Citizens National Bank’s cash and liquidity to pay dividends to its shareholders. First Citizens cannot provide assurance that First Citizens National Bank will have the capacity to pay dividends to First Citizens in the future. Various statutes and regulations limit the availability of dividends from First Citizens National Bank. It is possible that, depending upon First Citizens National Bank’s financial condition and other factors, First Citizens National Bank’s regulators could assert that payment of dividends by First Citizens National Bank to First Citizens is an unsafe or unsound practice. In the event that First Citizens National Bank is unable to pay dividends to First Citizens, First Citizens may not be able to pay dividends to its shareholders.

A failure or breach of First Citizens’ operational or security systems or infrastructure, or those of First Citizens’ third party vendors and other service providers or other third parties, including as a result of cyber-attacks, could disrupt First Citizens’ businesses, result in the disclosure or misuse of confidential or proprietary information, damage its reputation, increase its costs, and cause losses.

First Citizens relies heavily on communications and information systems to conduct its business. Information security risks for financial institutions such as First Citizens have generally increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, and terrorists, activists, and other external parties. As customer, public, and regulatory expectations regarding operational and information security have increased, First Citizens’ operating systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions, and breakdowns. First Citizens’ business, financial, accounting, and data processing systems, or other operating systems and facilities, may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond First Citizens’ control. For example, there could be electrical or telecommunication outages; natural disasters such as earthquakes, tornadoes, and hurricanes; disease pandemics; events arising from local or larger scale political or social matters, including terrorist acts; and as described below, cyber-attacks.

As noted above, First Citizens’ business relies on its digital technologies, computer and email systems, software and networks to conduct its operations. Although First Citizens has information security procedures and controls in place, First Citizens’ technologies, systems and networks and its customers’ devices may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of First Citizens’ or its customers’ or other third parties’ confidential information. Third parties with whom First Citizens does business or that facilitate First Citizens’ business activities, including financial intermediaries, or vendors that provide service or security solutions for First Citizens’ operations, and other unaffiliated third parties, could also be sources of operational and information security risk to First Citizens, including from breakdowns or failures of their own systems or capacity constraints.

While First Citizens has disaster recovery and other policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. First Citizens’ risk and exposure to these matters remain heightened because of the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of First Citizens’ controls, processes, and practices designed to protect its systems, computers, software, data, and networks from attack, damage or unauthorized access remain a focus for First Citizens. As threats continue to evolve, First Citizens may be required to expend additional resources to continue to modify or enhance its protective measures or to investigate and remediate information security vulnerabilities. Disruptions or failures in the physical infrastructure or operating systems that support First Citizens’ businesses and clients, or cyber-attacks or security breaches of the networks, systems or devices that First Citizens’ clients use to access First Citizens’ products and services could result in client attrition, regulatory fines, penalties or intervention, reputation damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could have a material effect on First Citizens’ results of operations or financial condition.

Shares of First Citizens stock are not insured.

Shares of First Citizens stock are not deposits and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other entity.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF FIRST CITIZENS

The following table sets forth selected consolidated historical financial data of First Citizens. The selected consolidated historical financial data as of and for each of the two years ended December 31, 2013 and 2012 is derived from First Citizens’ audited financial statements. The selected consolidated historical financial data as of and for each of the six-month periods ended June 30, 2014 and 2013 is derived from First Citizens’ unaudited financial statements for those periods. You should not assume that the results of operations for past periods and for any interim period indicate results for any future period. You should read this information in conjunction with First Citizens’ consolidated financial statements and related notes included in this Proxy Statement/Prospectus beginning on Page F-3.

	For the Six Months Ended June 30, 2014[1]	For the Six Months Ended June 30, 2013[1]	For the Year Ended December 31, 2013[2]	For the Year Ended December 31, 2012[2]
Earnings Summary:	(Dollars in thousands, except per share amounts)
Interest revenue	$22,297	$ 22,034	$ 44,122	$44,111
Interest expense	2,936	3,161	6,214	7,377
Net interest revenue	19,361	18,873	37,908	36,734
Provision for credit losses	375	525	775	650
Net interest revenue, after provision for credit losses	18,986	18,348	37,133	36,084
Noninterest revenue	7,558	6,901	14,030	12,454
Noninterest expense	17,038	16,378	33,341	31,017
Income before income taxes	9,506	8,871	17,822	17,521
Income tax expense	2,248	2,109	4,014	4,006
Net income	$ 7,258	$ 6,762	$ 13,808	$13,515

Balance Sheet – End of Period Balances:
Total assets	$1,199,609	$1,181,378	$1,174,472	$1,178,325
Total securities	446,907	435,408	456,525	466,419
Loans and leases, net of unearned income	611,233	585,131	580,236	549,452
Total deposits	967,173	941,988	968,530	964,839
Long-term debt	54,611	59,348	51,167	48,719
Total equity	122,005	110,246	112,606	114,140
Balance Sheet - Average Balances:
Total assets	1,185,554	1,164,311	1,165,215	1,083,182
Total securities	459,840	471,382	452,938	399,386
Loans and leases, net of unearned income	596,337	565,217	575,367	536,180
Total deposits	969,619	946,125	947,319	875,945
Long-term debt	51,710	56,165	56,407	49,042
Total equity	118,561	116,295	114,489	110,656
Common Share Data:
Basic earnings per share	$ 2.01	$ 1.87	$ 3.83	$ 3.75
Diluted earnings per share	2.01	1.87	3.83	3.75
Cash dividends per share	0.50	0.50	1.30	1.20
Book value per share	33.82	30.56	31.21	31.64
Tangible book value per share	28.93	26.27	27.43	24.89
Dividend payout ratio	24.88%	26.73%	33.94%	32.00%

1 Derived from unaudited financial statements.
2 Derived from audited financial statements.

	For the Six Months Ended June 30, 2014[1]	For the Six Months Ended June 30, 2013[1]	For the Year Ended December 31, 2013[2]	For the Year Ended December 31, 2012[2]

Financial Ratios:
Return on average assets	1.23%	1.17%	1.19%	1.25%
Return on average shareholders’ equity	12.34%	11.73%	12.06%	12.21%
Total shareholders’ equity to total assets	10.17%	9.51%	9.57%	9.69%
Tangible shareholders’ equity to tangible assets	8.80%	8.28%	8.53%	7.71%
Net interest margin-fully taxable equivalent	3.86%	3.80%	3.83%	4.01%
Credit Quality Ratios:
Net charge-offs to average loans and leases	0.06%	0.11%	0.16%	0.14%
Provision for credit losses to average loans and leases	0.06%	0.09%	0.13%	0.12%
Allowance for credit losses to net loans and leases	1.28%	1.33%	1.35%	1.45%
Allowance for credit losses to non-performing loans	94.85%	74.21%	91.63%	89.25%
Allowance for credit losses to non-performing assets	55.82%	41.61%	50.91%	44.44%
Non-performing loans to net loans and leases	1.35%	1.80%	1.47%	1.62%
Non-performing assets to net loans and leases	2.29%	3.21%	2.65%	3.26%
Capital Ratios:
Tier 1 capital	16.77%	15.96%	16.41%	15.86%
Total capital	17.91%	17.16%	17.58%	17.12%
Tier 1 leverage capital	9.78%	9.11%	9.40%	9.17%

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF SHB

The following table sets forth selected consolidated historical financial data of SHB. The selected consolidated historical financial data as of and for each of the two years ended December 31, 2013 and 2012 is derived from SHB’s audited financial statements. The selected consolidated historical financial data as of and for each of the six-month periods ended June 30, 2014 and 2013 is derived from SHB’s unaudited financial statements for those periods. You should not assume that the results of operations for past periods and for any interim period indicate results for any future period. You should read this information in conjunction with SHB’s consolidated financial statements and related notes included in this Proxy Statement/Prospectus beginning on Page F-65.

	For the Six Months Ended June 30, 2014[1]	For the Six Months Ended June 30, 2013[1]	For the Year Ended December 31, 2013[2]	For the Year Ended December 31, 2012[2]
Earnings Summary:	(Dollars in thousands, except per share amounts)
Interest revenue	$4,383	$4,714	$9,287	$9,492
Interest expense	566	631	1,202	1,499
Net interest revenue	3,817	4,083	8,085	7,993
Provision for credit losses	77	2	124	980
Net interest revenue, after provision for credit losses	3,740	4,081	7,961	7,013
Noninterest revenue	1,487	1,584	2,776	3,993
Noninterest expense	3,551	3,546	7,166	7,317
Income before income taxes	1,676	2,119	3,571	3,689
Income tax expense	402	607	846	1,030
Net income	$1,274	$1,512	$2,725	$2,659

Balance Sheet – End of Period Balances:
Total assets	$243,547	$238,531	$237,078	$242,822
Total securities	78,155	65,906	68,966	57,340
Loans and leases, net of unearned income	131,457	142,307	136,034	149,288
Total deposits	209,008	207,968	205,345	208,486
Long-term debt	5,155	5,155	5,155	5,155
Total equity	27,698	24,357	25,184	26,002
Balance Sheet - Average Balances:
Total assets	240,313	240,677	239,014	228,540
Total securities	75,183	62,882	64,399	59,993
Loans and leases, net of unearned income	132,987	147,108	142,062	141,366
Total deposits	210,181	208,114	206,522	196,738
Long-term debt	5,155	5,155	5,155	5,155
Total equity	26,441	25,180	25,593	24,902
Common Share Data:
Basic earnings per share	0.97	1.18	2.10	2.00
Diluted earnings per share	0.97	1.18	2.10	2.00
Cash dividends per share	0.42	0.41	0.41	0.31
Book value per share	17.63	15.24	15.67	16.55
Tangible book value per share	18.01	16.53	17.45	15.77
Dividend payout ratio	42.59%	35.26%	19.60%	15.63%

1 Derived from unaudited financial statements.
2 Derived from audited financial statements.

	For the Six Months Ended June 30, 2014[1]	For the Six Months Ended June 30, 2013[1]	For the Year Ended December 31, 2013[2]	For the Year Ended December 31, 2012[2]
Financial Ratios:
Return on average assets	1.05%	1.25%	1.12%	1.10%
Return on average shareholders’ equity	9.53%	11.90%	10.44%	10.12%
Total shareholders’ equity to total assets	11.37%	10.21%	10.62%	10.71%
Tangible shareholders’ equity to tangible assets	9.48%	8.75%	9.43%	8.20%
Net interest margin-fully taxable equivalent	3.73%	4.10%	4.07%	4.13%
Credit Quality Ratios:
Net charge-offs/(recoveries) to average loans and leases	0.03%	0.08%	0.30%	0.92%
Provision for credit losses to average loans and leases	0.12%	0.00%	0.09%	0.69%
Allowance for credit losses to net loans and leases	1.54%	1.56%	1.45%	1.52%
Allowance for credit losses to non-performing loans	73.43%	156.64%	198.89%	152.48%
Allowance for credit losses to non-performing assets	64.26%	71.34%	88.60%	90.92%
Non-performing loans to net loans and leases	2.10%	1.00%	0.73%	1.00%
Non-performing assets to net loans and leases	2.39%	2.18%	1.63%	1.67%
Capital Ratios:
Tier 1 capital	21.68%	19.44%	20.61%	18.35%
Total capital	20.43%	18.19%	19.46%	17.10%
Tier 1 leverage capital	13.42%	12.76%	13.60%	12.74%

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma combined consolidated financial information and accompanying notes show the impact on the historical financial condition and results of operations of First Citizens and SHB and have been prepared to illustrate the effects of the merger under the acquisition method of accounting. See “THE MERGER - Accounting Treatment.”

The unaudited pro forma combined consolidated balance sheet as of June 30, 2014 is presented as if the merger had occurred on June 30, 2014. The unaudited pro forma combined consolidated income statements for the year ended December 31, 2013 and the six months ended June 30, 2014 are presented as if the merger had occurred on January 1, 2013. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the merger and, with respect to the income statements only, expected to have a continuing impact on consolidated results of operations.

The selected unaudited pro forma combined consolidated financial statements are provided for informational purposes only. The unaudited pro forma combined consolidated financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma combined consolidated financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined consolidated financial statements should be read together with:

  the accompanying notes to the unaudited pro forma combined consolidated financial statements;

  First Citizens’ audited consolidated financial statements and accompanying notes as of and for the year ended December 31, 2013, included beginning on Page F-3 in this Proxy Statement/Prospectus;

  SHB’s audited consolidated financial statements and accompanying notes as of and for the year ended December 31, 2013, included beginning on Page F-65 elsewhere in this Proxy Statement/Prospectus;

  First Citizens’ unaudited condensed consolidated financial statements and accompanying notes as of and for the six months ended June 30, 2014, included beginning on Page F-43 in this Proxy Statement/Prospectus;

  SHB’s unaudited consolidated financial statements and accompanying notes as of and for the six months ended June 30, 2014, included beginning on Page F-97 in this Proxy Statement/Prospectus; and

  other information pertaining to First Citizens and SHB included elsewhere in this Proxy Statement/Prospectus.

FIRST CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET

JUNE 30, 2014

 (all amounts are in thousands, except per share data, unless otherwise indicated)

	First Citizens Bancshares, Inc.	Southern Heritage Bancshares, Inc.	Redemption of Series D Preferred Stock (SBLF)		Purchase Accounting Adjustments		Pro Forma Adjustments		Pro Forma 6/30/2014 Combined
	6/30/2014 (as reported)	6/30/2014 (as reported)
Cash and cash equivalents	$ 26,343	$ 25,275	$(5,105)	(a)	$(2,087)	(b)	$(1,000)	(p)	$43,426
Interest bearing deposits in banks	23,523	101							23,624
Available-for-sale investment securities	446,907	78,155							525,062
Loans, net of unearned income	611,233	131,457			(5,131)	(c)			737,559
Allowance for loan losses	(7,807)	(2,023)			2,023	(d)			(7,807)
Net loans	603,426	129,434			(3,108)				729,752
Mortgage loans held for sale	3,734	2,608							6,342
Premises and equipment	35,007	4,021			1,300	(e)			40,328
Other real estate owned	5,755	393			-	(f)			6,148
Goodwill	13,651	-			9,928	(g)			23,579
Other intangible assets	362	-			1,561	(h)			1,923
Other assets	40,901	3,560							44,461
Total assets	$1,199,609	$243,547	$(5,105)		$7,594		$(1,000)		$1,444,645
Deposits:
Non-interest bearing	$ 136,950	$ 31,740							$168,690
Interest bearing	830,223	177,268			452	(j)			1,007,943
Total deposits	$967,173.00	$209,008.00	-		452		-		1,176,633
Borrowings	103,685	5,155			10,450	(k)			119,290
Other liabilities	6,746	1,686			290	(i)	(340)	(p)	8,382
Total liabilities	1,077,604	215,849	-		11,192		(340)		1,304,305
Equity
Preferred stock	-	5,105	(5,105)	(a)					-
Common Stock	3,718	1,281			(1,281)	(l)			3,718
Surplus	15,331	16,426			569	(l)			32,326
Retained earnings	100,344	5,372			(5,372)	(l)	(660)	(p)	99,684
Accumulated other comprehensive income	3,631	(486)			486	(n)			3,631
Treasury stock, at cost	(3,074)	-							(3,074)
Total shareholders’ equity	119,950	27,698	(5,105)		(5,598)		(660)		136,285
Non-controlling (minority) interest in consolidated subsidiary	2,055	-			2,000	(m)			4,055
Total shareholders’ equity	122,005	27,698	(5,105)		(3,598)		(660)		140,340
Total liabilities and shareholders’ equity	$1,199,609	$243,547	$(5,105)		$7,594		$(1,000)		$1,444,645
Basic common shares outstanding	3,607	1,282			(904)	(o)			3,985
Book value per basic common share outstanding	$33.82	$17.63							$35.22

FIRST CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED INCOME STATEMENT

YEAR ENDED DECEMBER 31, 2013

(all amounts are in thousands, except per share data, unless otherwise indicated)

	First Citizens Bancshares, Inc. 12/31/2013 (as reported)	Southern Heritage Bancshares, Inc. 12/31/2013 (as reported)	Pro Forma Adjustments		Pro Forma Combined 12/31/2013
Interest Income:
Interest and fees on loans	$32,156	$ 7,450	$ 421	(c)	$40,027
Interest income on securities	11,865	1,823	169	(n)	13,857
Other interest income	101	14			115
Total interest income	$44,122.00	$9,287.00	$590.00		$53,999
Interest expense:
Interest expense on deposits	4,829	1,080	(226)	(j)	5,683
Interest expense on borrowings	1,385	122	517	(k)	2,024
Total interest expense	6,214	1,202	291		7,707
Net interest income	37,908	8,085	299		46,292
Provision for loan losses	775	124			899
Net interest income after provision	37,133	7,961	299		45,393
Non-interest income:
Mortgage banking income	1,445	1,452			2,897
Service charges on deposit accounts	4,798	487			5,285
Gain on sale of securities	1,256	164			1,420
Other non-interest income	6,531	621			7,152
Total non-interest income	14,030	2,724			16,754
Non-interest expense:
Salaries and employee benefits	18,906	3,896			22,802
Net occupancy and depreciation expense	3,681	360	28	(e)	4,069
Amortization of intangibles	42		156	(h)	198
Other non-interest expense	10,712	2,858	120	(m)	13,690
Total non-interest expense	33,341	7,114	304		40,759
Net income before income taxes	17,822	3,571	(5)		21,388
Income tax expense	4,014	846	(2)	(q)	4,858
Net income	$13,808	$2,725	$(3)		$16,530
Preferred stock dividends	-	52	(52)		-
Net income available to common shareholders	$13,808	$2,673	$49		$16,530
Earnings per common share	$3.83	$0.97			$4.15
Weighted average common shares outstanding	3,607	1,272			3,985

FIRST CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED INCOME STATEMENT

SIX MONTHS ENDED JUNE 30, 2014

 (all amounts are in thousands, except per share data, unless otherwise indicated)

	First Citizens Bancshares, Inc. 6/30/2014 (as reported)	Southern Heritage Bancshares, Inc. 6/30/2014 (as reported)	Pro Forma Adjustments		Pro Forma Combined 6/30/2014
Interest Income:
Interest and fees on loans	$ 16,026	$ 3,296	$210	(c)	$ 19,532
Interest income on securities	6,234	1,066	84	(n)	7,384
Other interest income	37	21			58
Total interest income	22,297	4,383	294		26,974
Interest expense:
Interest expense on deposits	2,325	506	(114)	(j)	2,717
Interest expense on borrowings	611	60	260	(k)	931
Total interest expense	2,936	566	146		3,648
Net interest income	19,361	3,817	148		23,326
Provision for loan losses	375	77			452
Net interest income after provision	18,986	3,740	148		22,874
Non-interest income:
Mortgage banking income	507	558			1,065
Service charges on deposit accounts	2,244	217			2,461
Gain on sale of securities	1,291	326			1,617
Other non-interest income	3,516	386			3,902
Total non-interest income	7,558	1,487	-		9,045
Non-interest expense:
Salaries and employee benefits	9,791	1,882			11,673
Net occupancy and depreciation expense	1,862	171			2,033
Amortization of intangibles	21	-	78	(h)	99
Other non-interest expense	5,364	1,498	60	(m)	6,922
Total non-interest expense	17,038	3,551	138		20,727
Net income before income taxes	9,506	1,676	10		11,192
Income tax expense	2,248	402	3	(q)	2,653
Net income	$ 7,258	$ 1,274	$ 7		$ 8,539
Preferred stock dividends	-	(25)	25		-
Net income available to common shareholders	$7,258	$1,249	$32		$8,539
Earnings per common share	$2.01	$0.99			$2.14
Weighted average common shares outstanding	3,607	1,282			3,985

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(all amounts are in thousands, except per share data, unless otherwise indicated)

Note 1—Basis of Pro Forma Presentation

The unaudited pro forma combined consolidated balance sheet as of June 30, 2014 and the unaudited pro forma combined consolidated income statements for the year ended December 31, 2013 and six months ended June 30, 2014 are based on the historical financial statements of First Citizens and SHB after giving effect to the completion of the merger and the assumptions and adjustments described in the accompanying notes. The unaudited pro forma combined consolidated balance sheet as of June 30, 2014 gives effect to the merger as if it occurred on that date. The unaudited pro forma combined consolidated income statements for the year ended December 31, 2013 and six months ended June 30, 2014 gives effect to the merger as if it occurred on January 1, 2013. Such financial statements do not reflect any cost savings or operating synergies which may occur subsequent to the merger, or the cost to achieve such cost savings or operating synergies or any anticipated disposition of assets which may result from integration of the operations of the two companies. The unaudited pro forma information is presented solely for informational purposes and is not necessarily indicative of the combined results of operation or financial position that might have been achieved for the period indicated, nor is it necessarily indicative of the future results of the combined company. Certain historical financial information has been reclassified to conform to the current presentation.

The transaction will be accounted for under the acquisition method of accounting in accordance with the Accounting Standard Codification (“ASC”) Topic 805, Business Combinations (ASC 805). Under ASC 805, all of the assets acquired and liabilities assumed in a business combinations are recognized at their acquisition-date fair values, while transaction costs and restructuring costs associated with the business combination are expensed as incurred. The excess of the purchase price over the fair value of assets acquired and liabilities assumed, if any, net of deferred tax allocations, is recorded to goodwill.

The actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma combined financial statements as a result of:

  changes in the fair values of SHB’s assets and liabilities;

  changes used or generated in SHB’s operations between signing of the merger agreement and completion of the merger;

  other changes in SHB’s net assets that occur prior to completion of the merger; and

  actual financial results of the combined company.

Note 2 – Pro Forma Allocation of Purchase Price

The following table shows the pro forma allocation of purchase price to net assets acquired and the pro forma goodwill generated from the transaction:

Purchase Price:
SHB shares outstanding as of June 30, 2014 (less SBLF shares)	1,313,135
Fixed exchange ratio	0.2876
First Citizens shares to be issued for SHB shares	377,658
Price per share based on First Citizens as of July 31, 2014	$45.00
Aggregate pro forma value of First Citizens stock to be issued	$ 16,995
Aggregate cash consideration at $12.25 per SHB share	16,087
Total pro forma purchase price		$33,082

Net assets acquired:
Cash and cash equivalents	20,170
Interest bearing deposits in banks	101
Available-for-sale investment securities	78,155
Loans, net of unearned income	126,326
Mortgage loans held for sale	2,608
Premises and equipment	5,321
Other real estate owned	393
Other intangible assets	1,561
Other assets	3,560
Total assets	238,195
Non-interest bearing deposits	31,740
Interest bearing deposits	177,720
Total deposits	209,460
Borrowings	3,605
Other liabilities	1,976
Total liabilities	215,041
Net assets acquired		23,154
Goodwill		$ 9,928

Note 3 – Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments

The following preliminary unaudited pro forma adjustments have been reflected in the unaudited condensed combined financial information. All adjustments are based on current valuations and assumptions which are subject to change. The descriptions related to these preliminary adjustments are as follows (in thousands):

(a)	Redemption of SHB’s Series D Preferred Stock-Cash and shareholders’ equity were adjusted for the redemption of SHB’s Series D preferred stock issued through the Small Business Lending Fund (SBLF). This redemption of $5,105 is expected to occur prior to closing at par value with no discount or premium.
(b)	Purchase Accounting Adjustments-Adjustments to cash consist of the net cash consideration of $12.25 per share which aggregates to cash out flow of $16,087 and net cash inflow from issuance of line of credit of $12,000 at the holding company level of First Citizens and issuance of REIT preferred stock of $2,000. (See also note (m) below).
(c)	Purchase Accounting Adjustments-Based on First Citizens’ initial evaluation of the acquired portfolio of loans, a fair value adjustment of $5,131 was recorded which includes both an interest rate component and a credit component. The interest rate component totaled approximately $631 and will be amortized over the remaining estimated life of the loan portfolio. The impact of the adjustment was an increase to interest income by approximately $421 and $210 for the year ended December 31, 2013 and six months ended June 30, 2014, respectively.
(d)	Purchase Accounting Adjustments-The allowance for loan losses was adjusted to reflect the reversal of SHB’s recorded allowance. Purchased loans acquired in a business combination are required to be recorded at fair value, and the recorded allowance for loan losses may not be carried over. While First Citizens anticipates significantly reducing the provision for loan losses as a result of the acquired loans being recorded at fair value, no adjustment to the historic amounts of SHB’s provision has been recorded in the Pro Forma Combined Condensed Consolidated Income Statements.

(e)	Purchase Accounting Adjustments-Fair value adjustment to the net book value of property held by SHB is $1,300 based on First Citizens’ initial evaluation of comparable sales and other relevant market information obtained from an independent third party. Of this adjustment, $1,100 is allocated to buildings and will be amortized over estimated useful life of 39 years. The impact of the adjustment was an increase in depreciation expense of $28 and $12 for the year ended December 31, 2013 and six months ended June 30, 2014, respectively.
(f)	Purchase Accounting Adjustments-Based on First Citizens’ initial evaluation of the acquired portfolio, no adjustment is recognized to SHB’s other real estate owned and thus, has no impact on the Pro Forma Combined Condensed Consolidated Income Statements.
(g)	Purchase Accounting Adjustments-Goodwill of $9,928 was generated as a result of the total purchase price and net assets acquired. See Note 2, “Pro Forma Allocation of Purchase Price,” for the allocation of the purchase price to net assets acquired. The adjustment has no impact on the Pro Forma Combined Condensed Consolidated Income Statements.
(h)	Purchase Accounting Adjustments-Based on First Citizens’ initial evaluation of core deposits, the identified core deposit intangible of $1,561 will be amortized on a straight line basis over an estimated useful life of 10 years. The amortization expense associated with the core deposit intangible was an increase to non-interest expense of $156 and $78 for the year ended December 31, 2013 and six months ended June 30, 2014, respectively.
(i)	Purchase Accounting Adjustments-The adjustment of approximately $290 reflects deferred taxes associated with the adjustments to record the assets and liabilities of SHB at fair value using First Citizens statutory rate of 34%.
(j)	Purchase Accounting Adjustments-A fair value adjustment of $452 is recorded to fixed-rate deposit liabilities based on current rates offered by First Citizens for similar instruments. The adjustment will be recognized over the estimated remaining term of related deposit liabilities. The impact of the adjustment was to decrease deposit interest expense by $226 and $114 for the year ended December 31, 2013 and six months ended June 30, 2014, respectively.
(k)	Purchase Accounting Adjustments-A fair value adjustment of $1,550 was recorded as a decrease to SHB’s outstanding long-term debt which consists of subordinated debentures totaling $5,155. This adjustment will be recognized over the estimated expected life of the long-term debt instruments. The impact of the adjustment was to increase interest expense on borrowings by $154 and $78 for the year ended December 31, 2013 and six months ended June 30, 2014, respectively.

An increase of $12,000 to borrowings is reflected to account for the line of credit to be issued at the holding company level of First Citizens. The proceeds from the line of credit will be used as a funding source for the $12.25 per share ($16,087 aggregate) cash consideration. The line of credit will carry a five-year term consist of $6,000 floating rate at 90-day LIBOR plus 200 basis points and $6,000 fixed rate at 3.76%. Quarterly payments of principal and interest will be required based on a 10-year amortization. The impact of the adjustment was to increase interest expense on borrowings by $363 and $182 for the year ended December 31, 2013 and six months ended June 30, 2014, respectively.

(l)	Purchase Accounting Adjustments-Common stock, surplus and retained earnings were adjusted to reverse SHB’s historical shareholders’ equity balances and to reflect the stock consideration to be issued estimated at $16,995. See also Note 2, “Pro Forma Allocation of Purchase Price,” for the allocation of the purchase price to net assets acquired. The adjustment has no impact on the Pro Forma Combined Condensed Consolidated Income Statements.
(m)	Purchase Accounting Adjustments-Adjustment to reflect issuance of $2,000 of non-cumulative perpetual preferred stock by First Citizens Properties, Inc., the real estate investment trust subsidiary of First Citizens. This issuance of stock is expected to be completed by the closing of the transaction, subject to regulatory approval, through a private placement offering. Proceeds from the offering will be used as funding source for the cash consideration of $12.25 per share ($16,087 aggregate). The impact of the adjustment was to increase non-interest expense for the minority interest dividend payments by $120 and $60 for the year ended December 31, 2013 and six months ended June 30, 2014, respectively.
(n)	Purchase Accounting Adjustments- Accumulated other comprehensive income was adjusted to reverse SHB’s historical accumulated other comprehensive income balance. The net discount of $486 recorded to reflect the excess of the par value over the fair value of the acquired investment securities will be recognized over the estimated remaining life of the portfolio. The impact of the adjustment was to increase interest income on securities by $169 and $84 for the year ended December 31, 2013 and six months ended June 30, 2014, respectively.
(o)	Purchase Accounting Adjustments-Weighted average basic shares outstanding were adjusted to reverse SHB’s basic shares outstanding and to record shares of First Citizens stock issued to effect the transaction.

(p)	Pro Forma Adjustments-Cash was adjusted to reflect expensing of approximately $1,000 of anticipated non-recurring merger related expenses to be incurred by First Citizens and SHB prior to and at closing. The related tax effect of approximately $340 is reflected as a decrease to Other Liabilities for the reduction of current and deferred tax liabilities and the expense net of tax of approximately $660 is reflected as a decrease to retained earnings. Anticipated non-recurring merger related expenses consist of investment banking fees, legal fees, accounting fees, registration fees, contract termination fees, printing costs, etc. These expenses are not included in the Pro Forma Combined Condensed Consolidated Income Statements because they are not expected to have a continuing impact on the combined entity. Payment of these expenses is not expected to have a significant impact on the liquidity of the combined entity.
(q)	Pro Forma Adjustments-Income taxes were adjusted to reflect the tax effects of the purchase accounting adjustments using First Citizens’ statutory rate of 34%.

Note 4 – Preliminary Unaudited Pro Forma Regulatory and Tangible Capital Ratios

The following information reflects the unaudited pro forma balances used for calculating pro forma regulatory and tangible capital ratios as of June 30, 2014 for First Citizens, First Citizens National Bank and Southern Heritage Bank and gives effect to the merger as if it occurred on that date.

First Citizens Bancshares, Inc.

	June 30, 2014 (as reported) (1)	Adjustments		Pro Forma
Total equity (before minority interests)	$119,950	$16,995	(2)	$ 136,945
Less:
Net unrealized gain on available-for-sale debt securities	3,631			3,631
Disallowed goodwill & intangibles	14,013	10,958	(3)	24,971
Add qualifying restricted core capital elements:
Trust preferred debt	10,310	3,605	(4)	13,915
Noncontrolling minority interests	2,000	2,000	(5)	4,000
Tier 1 capital (total tangible equity capital)	114,616	11,642		126,258
Reserve for loan losses	7,807			7,807
Unrealized gains on available-for-sale equity securities	19			19
Tier 2 capital	7,826			7,826
Total qualified capital	122,442	11,642		134,084
Risk weighted assets	683,550	152,737	(6)	836,287
Total average assets	1,186,149	247,545	(7)	1,433,694
Less: disallowed goodwill and intangibles	14,013	10,958	(3)	24,971
Average assets for regulatory leverage capital	1,172,136	236,587		1,408,723
Total assets	1,199,609	245,036	(8)	1,444,645
Total tangible assets	1,185,596	234,078	(9)	1,419,674

Tier 1 leverage ratio (10)	9.78%			8.96%
Tier 1 risk based capital ratio (11)	16,77%			15.10%
Total risk based capital ratio (12)	17.91%			16.03%
Total tangible equity capital to total tangible assets	9.67%			8.89%

(1)	Balances as of June 30, 2014 as reported on First Citizens FRY-9C filed with the Federal Reserve.
(2)	Adjustment to reflect stock consideration to effect the transaction. See also Note 2, “Pro Forma Allocation of Purchase Price.”
(3)	Adjustment to reflect preliminary estimate of goodwill and intangibles net of the deferred tax liability. See also Note 2, “Pro Forma Allocation of Purchase Price.”
(4)	Adjustment to reflect assumption of SHB’s subordinated debentures net of estimated fair value adjustment. See also Note 3, “Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments” (k).
(5)

Adjustment to reflect issuance of non-cumulative perpetual preferred stock by First Citizens Properties, Inc., the real estate investment trust subsidiary of First Citizens. See also Note 3, “Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments” (m).

(6)

Adjustment to reflect the risk weighted assets as reported by Southern Heritage Bank on the June 30, 2014 Consolidated Reports of Condition and Income for a Bank with Domestic Offices Only – FFIEC 041 (“Call Report”) filed with the Federal Financial Institutions Examination Council on July 28, 2014 adjusted for the redemption of the SBLF shares and applicable fair value adjustments. Adjustments consist of the following:

Southern Heritage Bank’s risk weight assets as reported on the June 30, 2014 Call Report	$161,673
Decrease for cash to redeem the SBLF prior to closing	(5,105)
Decrease for fair value adjustment on loans	(5,131)
Increase for fair value adjustment of premises and equipment	1,300
$152,737
See also Note 3, “Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments” for additional information regarding fair value adjustments.

(7)     Adjustments to total average assets include the following:

Southern Heritage Bank’s total average assets as reported on June 30, 2014 Call Report	$246,056
Decrease for cash to redeem SBLF prior to closing	(5,105)
Decrease for net cash considerations	(2,087)
Decrease of estimated transaction expenses	(1,000)
Decrease for fair value adjustment on loans	(5,131)
Increase for reversal of Southern Heritage Bank’s allowance for loan losses	2,023
Increase for preliminary estimates of goodwill	9,928
Increase for preliminary estimate of core deposit intangible	1,561
Increase for fair value adjustment of premises and equipment	1,300
Total adjustment to total average assets	$247,545

(8)     Adjustments to total assets consist of the following:

SHB’s total assets as reported (unaudited) as of June 30, 2014	$243,547
Decrease for cash to redeem the SBLF prior to closing	(5,105)
Sum of purchase accounting adjustments	7,594
Sum of pro forma adjustments	(1,000)
$245,036
See also Note 3, “Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments” for additional information.

(9)	Adjustment to tangible assets consists of the adjustments totaling $245,036 in (8) above less goodwill and intangibles totaling $10,958.
(10)	Tier 1 leverage ratio is calculated as Tier 1 capital (total tangible equity capital) to average assets for regulatory leverage capital.
(11)	Tier 1 risk based capital ratio is calculated as Tier 1 capital (total tangible equity capital) to risk weighted assets.
(12)	Total risk based capital ratio is calculated as total qualified capital to risk weighted assets.

   First Citizens National Bank

	June 30, 2014 (as reported) (1)	Adjustments		Pro Forma
Total equity (before minority interests)	$ 129,197	$(5,000)	(2)	$124,197
Less:
Net unrealized gain (loss) on available-for-sale debt securities	3,631			3,631
Disallowed goodwill & intangibles	14,013			14,013
Add qualifying restricted core capital elements:
Noncontrolling minority interests	2,000	2,000	(3)	4,000
Tier 1 capital (total tangible equity capital)	113,553	(3,000)		110,553
Reserve for loan losses	7,807			7,807
Unrealized gains (losses) on available-for-sale equity securities	19			19
Tier 2 capital	7,826			7,826
Total qualified capital	121,379	(3,000)	(4)	118,379
Risk weighted assets	683,771	(3,000)	(4)	680,771
Total average assets	1,186,489	(3,000)	(4)	1,183,489
Less: disallowed goodwill and intangibles	14,013			14,013
Average assets for regulatory leverage capital	1,172,476	(3,000)		1,169,476
Total assets	1,186,489	(3,000)	(4)	1,183,489
Total tangible assets	1,172,476	(3,000)	(4)	1,169,476

Tier 1 leverage ratio (5)	9.68%			9.45%
Tier 1 risk based capital ratio (6)	16,61%			16.24%
Total risk based capital ratio (7)	17.75%			17.39%
Total tangible equity capital to total tangible assets	9.68%			9.45%

(1)	Balances as of June 30, 2014 as reported on First Citizens National Bank’s Call Report filed with the FFIEC on July 30, 2014.
(2)	Adjustment to reflect cash dividends from First Citizens National Bank to First Citizens to be used as funding source for cash consideration to effect the transaction.
(3)

Adjustment to reflect issuance of non-cumulative perpetual preferred stock by First Citizens Properties, Inc., the real estate investment trust subsidiary of First Citizens. See also Note 3, “Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments” (m).

(4)

Adjustments to risk weighted assets, total average assets, total assets and total tangible assets reflect the net decrease in assets as a result of $5,000 dividend to First Citizens as noted in (2) above net of proceeds of $2,000 from issuance of non-cumulative perpetual preferred stock as described in (3) above.

(5)	Tier 1 leverage ratio is calculated as Tier 1 capital (total tangible equity capital) to average assets for regulatory leverage capital.
(6)	Tier 1 risk based capital ratio is calculated as Tier 1 capital (total tangible equity capital) to risk weighted assets.
(7)	Total risk based capital ratio is calculated as total qualified capital to risk weighted assets.

 Southern Heritage Bank

	June 30, 2014 (as reported) (1)	Adjustments		Pro Forma
Total equity	$32,538	$ 4,361	(2)	$36,899
Less:
Net unrealized (loss) gain on available-for-sale debt securities	(486)	486	(3)	-
Disallowed goodwill & intangibles	-	10,958	(4)	10,958
Tier 1 capital (total tangible equity capital)	33,024	(7,083)		25,941
Reserve for loan losses	2,021	(2,021)	(5)	-
Tier 2 capital	2,021	(2,021)		-
Total qualified capital	35,045	(9,104)		25,941
Risk weighted assets	161,673	($8,936)	(6)	152,737
Total average assets	246,056	4,576	(7)	250,632
Less: disallowed goodwill and intangibles	-	10,958	(4)	10,958
Average assets for regulatory leverage capital	246,056	(6,382)		239,674
Total assets	243,248	4,576	(7)	247,824
Total tangible assets	243,248	(6,382)	(8)	236,866

Tier 1 leverage ratio (9)	13.42%			10.80%
Tier 1 risk based capital ratio (10)	20.43%			16.98%
Total risk based capital ratio (11)	21.68%			16.98%
Total tangible equity capital to total tangible assets	13.58%			10.93%

(1)    Balances as of June 30, 2014 as reported on Southern Heritage Bank’s June 30, 2014 Call Report.

(2)    Adjustments to total equity consist of the following:

Decrease for SHB’s historical equity	$(32,538)
Increase for total purchase price	33,082
Increase for assumed subordinated debentures, net of fair value and related deferred tax adjustments	4,132
Decrease for net assets of SHB as of June 30, 2014	(315)
Total net adjustments	$ 4,361

                See also Note 2, “Pro Forma Allocation of Purchase Price” and Note 3, “Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments.”

(3)    Adjustment to reflect reversal of Southern Heritage Bank’s historical accumulated other comprehensive income balance.

(4)    Adjustment to reflect preliminary estimate of goodwill and intangibles. See also Note 2, “Pro Forma Allocation of Purchase Price.”

(5)   Adjustment to reflect the reversal of Southern Heritage Bank’s recorded allowance for loan losses. See also Note 3, “Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments.”

(6)     Adjustments to risk weighted assets as reported by Southern Heritage Bank on the June 30, 2014 Call Report consist of the following:

Decrease for cash to redeem the SBLF prior to closing	$(5,105)
Decrease for fair value adjustment on loans	(5,131)
Increase for fair value adjustment of premises and equipment	1,300
Total net adjustments	$ (8,936)

                See also Note 3, “Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments” for additional information regarding fair value adjustments.

(7)     Adjustments to average and total assets as reported by Southern Heritage Bank on the June 30, 2014 Call Report consist of the following:

Decrease for cash to redeem SBLF prior to closing	$(5,105)
Decrease for fair value adjustment on loans	(5,131)
Increase for reversal of Southern Heritage Bank’s allowance for loan losses	2,023
Increase for preliminary estimate of goodwill	9,928
Increase for preliminary estimate of core deposit intangible	1,561
Increase for fair value adjustment of premises and equipment	1,300
Total net adjustments	$4,576

Note 5 – Historical and Pro Forma Cash Dividends Per Share

The following information reflects cash dividends per share on a historical and pro forma basis for the six months ended June 30, 2014 and year ended December 31, 2013:

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
First Citizens Historical	$0.50	$1.30
SHB Historical	0.42	0.41
Pro Forma Combined	0.50	1.30
Per Equivalent SHB Share*	0.14	0.37

*Per Equivalent SHB Share is calculated as the pro forma combined multiplied by the exchange rate of 0.2876 set forth in the Merger Agreement.

UNAUDITED COMPARATIVE PER SHARE DATA

The following information presented below should be read together with: (i) First Citizens’ audited consolidated financial statements and accompanying notes for the year ended December 31, 2013, and unaudited consolidated financial statements and accompanying notes for the six months ended June 30, 2014, both of which are included elsewhere in this Proxy Statement/Prospectus; and (ii) SHB’s audited consolidated financial statements and accompanying notes for the year ended December 31, 2013, and SHB’s unaudited consolidated financial statements and accompanying notes for the six months ended June 30, 2014, also included elsewhere in this Proxy Statement/Prospectus. See “Index to Financial Statements.”

The unaudited pro forma adjustments are based upon available information and certain assumptions that First Citizens’ management believes are reasonable. The unaudited pro forma data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of factors that may result as a consequence of the merger or consider any potential impacts of current market conditions of the merger on revenues, expense efficiencies, asset dispositions, among other factors. As a result, unaudited pro forma data is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results. Upon completion of the merger, the operating results of Southern Heritage Bank will be reflected in the consolidated financial statements of First Citizens on a prospective basis.

	First Citizens Stock(1)	Equivalent Pro Forma Value Per Share of SHB Stock(2)
June 30, 2014	$ 33.82	$ 21.98
July 31, 2014	$ 34.24	$ 22.10

(1)	Represents the book value (per Selected Financial Data) per share of First Citizens stock as of June 30, 2014 (unaudited).
(2)

Represents the book value per share of First Citizens stock multiplied by the assumed exchange ratio of 0.2876 and adding the per share cash consideration of $12.25, which does not reflect any adjustments. The value does not reflect cash to be paid in lieu of fractional shares and is rounded to two decimals.

The table shows: (1) the value assigned to First Citizens’ common stock on June 30, 2014 and on July 31, 2014, the most recent date practicable preceding the date of this Proxy Statement/Prospectus; and (2) the equivalent proforma value of a share of SHB common stock at such dates based on the value of the consideration to be received by SHB shareholders in the merger with respect to each share.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This Proxy Statement/Prospectus contains certain forward-looking statements about the financial condition, results of operations and business of First Citizens and SHB and about the combined companies following the merger. These statements concern the cost savings, revenue enhancements and other advantages the companies expect to obtain from the merger, the anticipated impact of the merger on First Citizens’ financial performance, tax consequences and accounting treatment of the merger, receipt of regulatory approvals and earnings estimates for the combined company. These statements appear in several sections of this Proxy Statement/Prospectus, including “SUMMARY”, “RISK FACTORS”, “THE MERGER – Reasons for the Merger”, “INFORMATION ABOUT FIRST CITIZENS – Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “INFORMATION ABOUT SHB – Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Also, the forward-looking statements generally include any of the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” “should,” “will,” “may” or “plans” or similar expressions.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of First Citizens and SHB, and of the combined companies, may differ materially from those expressed in these forward-looking statements. Many of the factors that could influence or determine actual results are unpredictable and not within the control of First Citizens or SHB. In addition, neither First Citizens nor SHB intends to, nor are they obligated to, update these forward-looking statements after this Proxy Statement/Prospectus is distributed, even if new information, future events or other circumstances have made them incorrect or misleading as of any future date. For all of these statements, First Citizens claims the protection of the safe harbor for forward-looking statements provided in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.

Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others, the following possibilities:

  First Citizens and SHB may fail to achieve the anticipated benefits of the merger;

  The value of First Citizens stock after the merger may be affected by factors different from those affecting shares of SHB or First Citizens currently;

  The executive officers and directors of SHB have interests different from typical SHB shareholders;

  Former shareholders of SHB will be limited in their ability to influence First Citizens’ actions and decisions following the merger;

  The merger may result in a loss of current SHB employees;

  Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met;

  The Merger Agreement limits SHB’s ability to pursue an alternative transaction and requires SHB to pay a termination fee under certain circumstances relating to alternative acquisition proposals;

  First Citizens’ actual cost savings resulting from the merger with SHB may be less than expected, First Citizens may be unable to realize those cost savings as soon as expected or First Citizens may incur additional or unexpected costs;

  Changes in general economic and business conditions;

  Changes in market rates and prices of securities, loans, deposits and other financial instruments;

  Changes in legislative or regulatory developments affecting financial institutions in general, including changes in tax, banking, insurance, securities or other financial service related laws;

  Changes in government fiscal and monetary policies;

  The ability of First Citizens to provide market competitive products and services;

  Concentrations within the loan portfolio;

  Fluctuations in prevailing interest rates and the effectiveness of the First Citizens’ interest rate hedging strategies;

  First Citizens’ ability to maintain credit quality;

  The effectiveness of First Citizens’ risk monitoring systems;

  The ability of First Citizens’ borrowers to repay loans;

  The availability of and costs associated with maintaining and/or obtaining adequate and timely sources of liquidity;

  Geographic concentration of First Citizens’ assets and susceptibility to economic downturns in that area;

  The ability of First Citizens to attract, train and retain qualified personnel;

  Changes in consumer preferences; and

  Other factors generally understood to affect financial results of financial services companies.

THE ANNUAL MEETING

General

This Proxy Statement/Prospectus is first being mailed on or about [•], 2014, to all persons who were SHB shareholders on August 21, 2014.

Along with this Proxy Statement/Prospectus, SHB shareholders are being provided with a Notice of Annual meeting and form of proxy card for use at the annual meeting of SHB shareholders and at any adjournments or postponements of that meeting.

At the SHB annual meeting, the following proposals will be considered and voted upon:

1.  Merger Proposal.  Considering and voting upon the approval of the agreement and plan of merger, as amended (the “Merger Agreement”), dated as of March 20, 2014, between SHB and First Citizens, which provides for the merger of SHB with and into First Citizens as more fully described in the accompanying Proxy Statement/Prospectus, and the transactions contemplated by the Merger Agreement;

2.  Election of Directors.  To elect two Class III members of the board of directors to serve three-year terms until the annual meeting of shareholders in 2017 or until their successors have been duly elected and qualified. Note that upon the effective date of the merger, if approved and then consummated, the directors of SHB will no longer serve as directors of SHB, but since the same directors generally are elected as the directors of Southern Heritage Bank, they will continue to serve in that capacity;

3.  Adjournment.  If necessary, to adjourn the annual meeting to a later date; and

4.  Other Business. To transact such other business as may properly come before the annual meeting or any adjournment of the annual meeting.

All holders of SHB common stock, SHB Class A common stock, SHB Class B common stock and SHB Series A preferred stock shall have the right to vote on the merger; however, only holders of SHB common stock have the right to vote with respect to the other proposals to be submitted at the annual meeting of SHB shareholders.

The annual meeting of SHB shareholders will be held at the following time and place:

 September 25, 2014

5:00 PM (Eastern Time)

3020 Keith Street NW

Cleveland, Tennessee 37312

Proxies

We encourage SHB shareholders to promptly vote their proxies using the Internet by visiting the following website: www.voteproxy.com or by completing, signing, dating and returning the enclosed proxy card, solicited by SHB’s board of directors, whether or not they are able to attend the SHB annual meeting in person.

A SHB shareholder may revoke any proxy given in connection with this solicitation by:

  delivering to SHB a written notice revoking the proxy prior to the taking of the vote at the SHB annual meeting;

  delivering a duly executed proxy relating to the same shares bearing a later date;

  re-vote by using the Internet and visiting the following website: www.voteproxy.com; or

  attending the meeting and voting in person (attendance at the SHB annual meeting without voting at the meeting will not in and of itself constitute a revocation of a proxy).

Revocation of proxy by written notice or execution of a new proxy bearing a later date should be submitted to:

Southern Heritage Bancshares, Inc.

3020 Keith Street NW

Cleveland, Tennessee 37312

Attention: Corporate Secretary

For a notice of revocation or later proxy to be valid, however, SHB must receive it prior to the vote of SHB shareholders at the SHB annual meeting. SHB will vote all shares of SHB common stock represented by valid proxies received through this solicitation and not revoked before they are exercised in the manner described above.

SHB is currently unaware of any other matters that may be presented for action at the SHB annual meeting. If other matters do properly come before the SHB annual meeting, then shares of SHB common stock represented by proxies will be voted (or not voted) by the persons named in the proxies in their discretion.

Please do not forward your SHB stock certificates with your proxy card.

Solicitation of Proxies

SHB will bear the costs of printing and mailing this Proxy Statement/Prospectus and First Citizens will bear the costs of filing First Citizens’ registration statement on Form S-4 with the SEC.

If necessary, SHB may use certain of its employees, who will not be specially compensated, to solicit proxies from SHB shareholders, either personally or by telephone, facsimile or mail.

Record Date and Voting Rights On the Merger

SHB’s board of directors has fixed August 21, 2014 as the record date for the determination of SHB shareholders entitled to receive notice of and to vote at SHB’s annual meeting of shareholders. Accordingly, only SHB shareholders of record and entitled to vote at the close of business on August 21, 2014 will be entitled to notice of and to vote at the SHB annual meeting. At the close of business on SHB’s record date, there were 936,375 shares of SHB common stock, 151,949 shares of SHB Class A common stock, 193,176 shares of SHB Class B common stock and 31,635 shares of SHB Series A preferred stock entitled to vote at the SHB annual meeting held by approximately 847 holders of record, and the executive officers and directors of SHB beneficially owned an aggregate of 18.9% of the outstanding shares of SHB common stock, SHB Class A common stock, SHB Class B common stock and SHB Series A preferred stock.

The presence, in person or by proxy, of a majority of the votes entitled to be cast by the holders of SHB common stock, SHB Class A common stock, SHB Class B common stock and SHB Series A preferred stock is necessary to constitute a quorum at the annual meeting. Each share of SHB common stock, SHB Class A common stock, SHB Class B common stock and SHB Series A preferred stock outstanding on SHB’s record date entitles its holder to one vote as to the approval of the Merger Agreement or any other proposal that may properly come before SHB’s annual meeting. Holders of those shares will be considered as separate voting groups and will be entitled to vote and be counted as separate voting groups for each class of stock.

For purposes of determining the presence or absence of a quorum for the transaction of business, SHB will count shares of SHB stock entitled to vote present in person or by proxy at the annual meeting but not voting as present at the annual meeting. Abstentions and broker non-votes will also be counted as present at the SHB annual meeting for purposes of determining whether a quorum exists.

Under Tennessee law, the Merger Agreement must be approved by a majority of all the votes entitled to be cast on the Merger Agreement. Therefore, the holders of a majority of the outstanding shares of SHB stock entitled to vote, present in person or by proxy at the annual meeting must approve the Merger Agreement. Accordingly, SHB’s board of directors urges SHB shareholders to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage paid business reply envelope.

Vote Required on Other Matters

Only holders of SHB common stock are entitled to vote on matters other than the merger at the annual meeting. You are entitled to vote your common stock if our records show that you held your shares as of the close of business on August 21, 2014, the record date. Holders of shares of our Class A common stock, Class B common stock and SHB Series A preferred stock are not entitled to vote on these other matters being presented at the annual meeting.

Each shareholder is entitled to one vote for each share of common stock held on the record date. On that date, there were 936,375 shares of common stock outstanding and entitled to vote. Shareholders are not entitled to cumulative voting rights.

For the election of directors, you may vote for (1) all of the nominees, (2) none of the nominees, or (3) all of the nominees except those you designate. For other matters or adjournment, you may vote “FOR” or “AGAINST” or you may “ABSTAIN” from voting.

If you return your signed proxy card but do not specify how you want to vote your shares, we will vote them “FOR” the election of the nominees for directors, and “FOR” the adjournment, if necessary, of the annual meeting to a later date.

If a quorum is present at the annual meeting, the director nominees will be elected by a plurality of the votes cast in person or by proxy at the meeting, and any other matters submitted to the shareholders will require the affirmative vote of a majority of the shares of common stock present or represented by proxy at the meeting.

Recommendation of Board of Directors

SHB’s board of directors has approved the Merger Agreement. SHB’s board of directors believes that the merger is in the best interests of SHB and SHB shareholders and recommends that SHB shareholders vote “FOR” approval of the Merger Agreement. The determination of SHB’s board of directors with respect to the merger is based on a number of factors, as described in this Proxy Statement/Prospectus. See “THE MERGER – Reasons for the Merger; Recommendation of the Board of Directors.” SHB’s board of directors also believes that the election of the nominees for election as directors are in the best interests of SHB and SHB shareholders and recommends that SHB shareholders vote “FOR” all nominees for election as directors.

Dissenters’ Rights

Tennessee law permits SHB shareholders to dissent from the merger and to receive the fair value of their shares of SHB stock in cash. To dissent, a SHB shareholder is subject to a number of restrictions and technical requirements, including filing certain notices with SHB and voting his or her shares against the Merger Agreement. The shares of SHB stock held by a dissenter will not be exchanged for stock consideration or cash consideration in the merger and a dissenter’s only right will be to receive the “fair value” of his or her shares of SHB stock in cash.

Any SHB shareholder who wishes to exercise dissenters’ rights, or who wishes to preserve his or her right to do so, should carefully review Chapter 23 of the Tennessee Business Corporation Act, a copy of which is attached as Annex B to this Proxy Statement/Prospectus, and the section entitled “THE MERGER – Dissenters’ Rights.”

Certain Matters Relating to Proxy Materials

The rules regarding delivery of proxy statements may be satisfied by delivering a single proxy statement to an address shared by two or more shareholders. This method of delivery is referred to as “householding” and can result in meaningful cost savings. In order to take advantage of this opportunity, we may deliver only one proxy statement to certain multiple SHB shareholders who share an address, unless we have received contrary instructions from one or more of the shareholders. We undertake to deliver promptly upon request a separate copy of the proxy statement, as requested, to a shareholder at a shared address to which a single copy of these documents is delivered. If you hold SHB stock as a record holder and prefer to receive a separate copy of a proxy statement, please call (423) 473-7980 or send a written request to:

Southern Heritage Bancshares, Inc.

3020 Keith Street NW

Cleveland, Tennessee 37312

Attention: Corporate Secretary

If your SHB stock is held through a broker or bank and you prefer to receive a separate copy of a proxy statement, please contact such broker or bank.

PROPOSAL 1: THE MERGER

The discussion in this Proxy Statement/Prospectus of the merger of SHB into First Citizens does not purport to be complete and is qualified by reference to the full text of the Merger Agreement and the other annexes attached to, and incorporated by reference into, this Proxy Statement/Prospectus.

Introduction

During a special meeting on July 16, 2014, First Citizens’ shareholders voted on and approved the First Citizens Charter Amendment authorizing an additional class of common stock (Class A common stock) and a reclassification of First Citizens’ outstanding common stock. Upon the filing of the First Citizens Charter Amendment, each share of First Citizens common stock outstanding immediately prior to such filing owned by a shareholder of record who owned between one and 299 shares of such common stock was, by virtue of the filing of the First Citizens Charter Amendment and without any action on the part of the holders, reclassified as Class A common stock, on the basis of one share of Class A common stock per each share of common stock so reclassified. Each share of First Citizens common stock outstanding immediately prior to the filing of the First Citizens Charter Amendment owned by a shareholder of record who owned 300 or more shares of such common stock was not reclassified and continued to be classified as common stock. The First Citizens common stock continues to have unlimited voting rights. The First Citizens Class A common stock has no voting rights, except as may be required by law.

Description of the Merger

At the effective time, SHB will merge with and into First Citizens, with First Citizens being the surviving corporation following the merger. Southern Heritage Bank will survive and become a wholly-owned subsidiary of First Citizens. SHB shareholders, other than SHB shareholders who properly exercise their right to dissent from the merger, will be entitled to receive the per share merger consideration in exchange for each share of SHB stock they own.

First Citizens will not issue any fractional shares of First Citizens stock. Instead, an SHB shareholder who would otherwise be entitled to receive a fractional share of First Citizens stock as consideration in the merger will receive cash in an amount equal to $42.60 multiplied by the fraction of a share of First Citizens stock to which the shareholder otherwise would be entitled.

Tennessee law permits SHB shareholders to dissent from the merger and to receive the fair value of their shares of SHB stock in cash. To dissent, an SHB shareholder is subject to a number of restrictions and technical requirements., including filing certain notices with SHB and voting his or her shares against the Merger Agreement. The shares of SHB stock held by a dissenter will not be exchanged for stock consideration or cash consideration in the merger and a dissenter’s only right will be to receive the “fair value” of his or her shares of SHB stock in cash. For a discussion of the procedures that dissenting shareholders must follow to properly exercise their rights, please see “THE MERGER – Dissenters’ Rights.”

Background of the Merger

From time to time in recent years, SHB has considered the strategic options available to it – as an independent bank, as an acquirer and consolidator in the Tennessee market, or as a party to a merger with another institution. The steady growth trajectory of SHB since its inception in 1999, however, resulted in the principal executives and the board of directors of SHB electing to continue an organic growth pattern while at the same time continuing to evaluate its strategic alternatives to maximize shareholder value.

Over the past number of years, however, the principal executives and the board of directors began to consider ways to give SHB better size and scale to pursue growth and shareholder value. The health of SHB and its core markets, the current interest rate environment and continued competitive pressures and rising regulatory costs led SHB’s leadership to consider a merger as one avenue to achieve that goal. SHB engaged FIG Partners on March 27, 2013 to act as the exclusive agent to provide investment banking and financial advisory services, in connection with a possible merger with another financial institution. FIG Partners solicited interest in SHB from 29 financial institutions.

Since approximately 2011, Mr. J. Lee Stewart, president and chief executive officer of SHB, and Mr. Jeffrey D. Agee, president and chief executive officer of First Citizens, have had periodic conversations about strategic options regarding their two companies. In April 2012, Christopher Olsen, currently a principal of Olsen Palmer, a financial advisory firm, advised First Citizens to consider SHB as an acquisition target and conducted a financial analysis of such a transaction. On May 24, 2013, First Citizens engaged Olsen Palmer to act as its exclusive agent to provide investment banking and financial advisory services in connection with the potential acquisition of SHB.

        The first formal visit between Mr. Stewart and Mr. Agee took place in May 2011, in Washington, D.C. This meeting was followed by many others between Mr. Agee and Mr. Stewart as well as other key persons associated with First Citizens and SHB. At each of these meetings, the parties discussed the opportunities presented by a merger between them, the overall banking marketplace in Tennessee, the communities in which SHB does business, and various potential transaction structures.

        In the spring of 2013, the discussions between the parties and their financial advisors turned toward structuring a formal offer from First Citizens to SHB regarding a proposed merger transaction. The offer was submitted to SHB in the form of an indication of interest first by letter dated May 2, 2013 followed by a letter dated June 14, 2013. The June 14, 2013 letter was not executed by SHB. A formal letter dated December 3, 2013 (herein, the “Letter of Intent”) was executed by SHB on December 4, 2013. In the Letter of Intent, First Citizens offered to purchase SHB for an aggregate purchase price of $32,171,807.50, to be paid in stock and cash, based on the market value of First Citizens’ capital stock at that time. Between the initial indication of interest in May and the December Letter of Intent, the consideration was changed from a range to a set amount ($24.50 per share), the structure changed to provide for an adjustment based on a material decrease in SHB’s accumulated other comprehensive income (“AOCI”), the minimum net worth requirement was added and defined, and certain operational issues were addressed.

        After SHB reviewed the Letter of Intent and consulted with FIG Partners, SHB and FIG Partners determined that the offer received from First Citizens was clearly the highest and best offer received by SHB. The SHB board agreed that the offer was in the best interest of the shareholders and voted to enter into said Letter of Intent which provided First Citizens a period of exclusivity in which to conduct diligence on SHB and draft the definitive Merger Agreement.

        The parties proceeded to perform due diligence on one another on an exclusive basis. On January 23, 2014, First Citizens provided SHB and its advisors with an initial draft of a definitive Merger Agreement. The parties discussed various legal and business points related to this agreement through March 19, 2014. During the due diligence period, First Citizens conducted a thorough due diligence investigation of SHB. This due diligence investigation included on-site review of documents, files and other pertinent materials, as well as in-person meetings and discussions with key SHB personnel. SHB and its advisors conducted a thorough due diligence investigation of First Citizens. This due diligence investigation included a review of historical public filings of First Citizens, on-site review of key documents and interviews with First Citizens’ management. Throughout the due diligence investigation period and negotiation of the Merger Agreement, the deal terms did not materially deviate from the terms set forth in the executed Letter of Intent. The cash and share consideration provided in the executed Letter of Intent remained the same.

        Olsen Palmer presented a financial analysis with regard to a proposed merger with SHB to the executive committee of First Citizens’ board of directors on March 17, 2014. On March 19, 2014, the First Citizens board of directors met to consider the proposed merger between SHB and First Citizens and the terms of the proposed Merger Agreement. The First Citizens board of directors discussed the merger with its legal counsel and management. Olsen Palmer presented its fairness opinion to the board of directors at this meeting. After further discussion among the directors, the Merger Agreement was approved by First Citizens’ board of directors on March 19, 2014 and executed by First Citizens’ chief executive officer on March 20, 2014.

        On March 19, 2014, SHB’s board of directors held a meeting to discuss the transaction and the Merger Agreement. At that meeting, the SHB board of directors was briefed on the Merger Agreement and the ancillary legal documents and had the opportunity to ask questions to SHB’s legal and financial advisors regarding terms and conditions of the transaction included in the Merger Agreement. FIG Partners also presented an analysis of the financial terms set forth in the Merger Agreement. At that time, the total deal value of the transaction was projected to be $32,702,855.75 based on a First Citizens stock price of $44.00. FIG Partners provided SHB’s board of directors with its opinion that closing of the proposed transaction on those terms was fair from a financial perspective to the shareholders of SHB. FIG Partners also provided its written fairness opinion, a copy of which is attached as Annex C to this Proxy Statement/Prospectus, on March 19, 2014.

        SHB’s board of directors unanimously approved the Merger Agreement and transactions contemplated thereby with First Citizens on March 19, 2014. On March 20, 2014, SHB’s chief executive officer executed the Merger Agreement. First Citizens and SHB publicly announced the proposed merger that day.

        On June 27, 2014, First Citizens and SHB amended the Merger Agreement to correct a clerical error in the amount to be paid to SHB’s shareholders for fractional shares. See Annex A to this Proxy Statement/Prospectus for a copy of the First Amendment to the Merger Agreement.

        On August 14, 2014, First Citizens and SHB further amended the Merger Agreement to extend the date upon which the merger must be completed from September 30, 2014 to October 30, 2014, and to provide that the mailing of letters of transmittal and election forms to SHB shareholders by the exchange agent will occur on or immediately following the meeting date of SHB shareholders and that the elections form must be returned by SHB shareholders within fifteen days of such mailing date in order to be considered timely. See Annex A to this Proxy Statement/Prospectus for a copy of the Second Amendment to the Merger Agreement.

Reasons for the Merger; Recommendation of the Board of Directors

The merger will combine the strengths of First Citizens and SHB and their subsidiary banks. First Citizens has an established presence in West and Middle Tennessee with plans to significantly enhance its market share in those markets. Joining with First Citizens will provide SHB’s customers opportunities offered by a large, resourceful, community-minded bank. First Citizens has been actively seeking other banking locations to expand its presence in Tennessee. The proposed merger with SHB accelerates First Citizens’ opportunity to grow across Tennessee and brings to First Citizens’ team a number of outstanding bankers. First Citizens currently operates 21 commercial banking, mortgage, and insurance locations in West and Middle Tennessee, with total assets of approximately $1.18 billion. First Citizens’ management views Bradley County as a logical growth area for its community style of banking.

In reaching its determination to approve the Merger Agreement, SHB’s board of directors consulted with SHB’s management and legal and financial advisors and considered a number of factors, including a fairness opinion presented by FIG Partners. FIG Partners took into consideration the results of the limited auction process for the potential sale of SHB in which FIG Partners contacted a total of 29 financial institutions regarding their potential interest in an acquisition of SHB, and First Citizens’ offer was the highest indication received.

The following is a discussion of information and factors considered by SHB’s board of directors in reaching this determination. This discussion is not intended to be exhaustive, but includes the material factors considered by SHB’s board of directors. In the course of its deliberations with respect to the merger, SHB’s board of directors discussed the anticipated impact of the merger on SHB, SHB’s shareholders and the communities that SHB serves.

The terms of the Merger Agreement, including the consideration to be paid to SHB’s shareholders, were the result of arm’s length negotiations between representatives of SHB and representatives of First Citizens. In arriving at its determination to approve the Merger Agreement, SHB’s board of directors considered a number of factors, including the following:

  SHB’s board’s familiarity with SHB’s consolidated business, operations, earnings, and financial conditions;

  SHB’s board’s review of possible affiliation partners other than First Citizens, the prospects of such other possible affiliation partners, the discussions between FIG Partners and such other possible affiliation partners and the likelihood of any such affiliation;

  SHB’s board’s review, based in part by the presentation by SHB’s management and SHB’s legal and financial advisors, of the proposal, including a review of the business, operations, earnings, and financial conditions of First Citizens, as well as the potential results from a sale to First Citizens, and also including the financial presentation of FIG Partners and the opinion of FIG Partners dated as of March 19, 2014, that, as of March 19, 2014, and subject to the assumptions, limitations and qualifications set forth in the opinion, the total aggregate merger consideration to be received from First Citizens, which consisted of no more than 377,658 shares of First Citizens stock and $16,085,903.75 in cash, is fair, from a financial point of view, to the shareholders of SHB (see Opinion of FIG Partners, a copy of which is attached as Annex C to this Proxy Statement/Prospectus);

  SHB’s board’s review of alternatives to such a transaction (including the alternatives of remaining independent and growing organically, remaining independent for a period of time and then selling, and remaining independent and growing through future acquisitions);

  The recent business combinations involving financial institutions either announced or completed during the past few years in the United States, the State of Tennessee, and contiguous states, and the effect of such combinations on competitive conditions in SHB’s market area;

  A comparison of the proposal from First Citizens to such recent business combinations involving other financial institutions;

  SHB’s reliance on its management team in order to continue to profitably grow and a lack of true management succession;

  SHB’s reliance on mortgage banking activities in producing a significant portion of its net income and the potential decline in these activities if interest rates increase significantly;

  Increasing regulatory and statutory burdens (including costs, time commitments, earnings opportunities) on SHB and its subsidiaries as a community banking organization in general and as a result of the particular status of SHB; and

  The opportunity for SHB shareholders to exchange their shares of SHB for shares of First Citizens in a tax free exchange and resulting in the ownership of a stock currently paying a higher dividend.

The reasons set out above for the merger are not intended to be exhaustive but include the material factors considered by the board of directors of SHB in approving the transaction and the Merger Agreement. In reaching its determination, the board of directors of SHB did not assign any relative or specific weight to different factors and individual directors may have given weight to different factors. Based on the reasons stated above, the board of directors of SHB believes that the merger is in the best interest of SHB and its shareholders and therefore the board of directors of SHB approved the Merger Agreement and the transactions contemplated thereby.

Based on a thorough evaluation of these factors, SHB’s board of directors believes the merger is in the best interests of SHB and SHB’s shareholders. SHB’s board of directors recommends that SHB shareholders vote “FOR” approval of the Merger Agreement and the transactions contemplated thereby.

Opinion of Financial Advisor to SHB

FIG Partners was engaged by SHB to advise SHB’s board of directors as to the fairness of the consideration, from a financial perspective, to be paid by First Citizens to the SHB shareholders as set forth in the Merger Agreement.

By letter dated March 27, 2013, SHB retained FIG Partners to act as its financial advisor in connection with a possible business combination with another financial institution. FIG Partners is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other corporate purposes. As a specialist in securities of financial institutions, FIG Partners has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. Neither FIG Partners nor any of its affiliates has a material financial interest in SHB or First Citizens. FIG Partners was selected to advise SHB’s board of directors based upon its familiarity with Southeastern financial institutions and knowledge of the banking industry as a whole.

FIG Partners performed certain analyses described herein and presented the range of values for SHB, resulting from such analyses, to the board of directors of SHB in connection with its advice as to the fairness of the consideration to be paid by First Citizens. In forming its opinion as to the fairness of the proposed consideration to be received by SHB’s shareholders, FIG Partners also took into consideration the results of the limited auction process for the potential sale of SHB in which FIG Partners contacted a total of 29 financial institutions regarding their potential interest in an acquisition of SHB, and First Citizens’ offer was the highest indication received.

FIG Partners acted as financial advisor to SHB in connection with the proposed merger and participated in certain of the negotiations leading to the Merger Agreement. At the March 19, 2014 meeting of the board of directors of SHB at which SHB’s board of directors considered and approved the Merger Agreement, FIG Partners delivered to SHB’s board of directors its written opinion that as of March 19, 2014, the merger consideration was fair to SHB’s shareholders from a financial point of view. In requesting FIG Partners’ advice and opinion, no limitations were imposed by SHB upon FIG Partners with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of FIG Partners, dated March 19, 2014, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex C. SHB shareholders should read this opinion in its entirety. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

In arriving at its fairness opinion, FIG Partners reviewed certain publicly available business and financial information relating to SHB and First Citizens. FIG Partners considered certain financial and stock market data of SHB and First Citizens, compared that data with similar data for certain other publicly-held banks and bank holding companies and considered the financial terms of certain other comparable bank transactions that had recently been completed. FIG Partners also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant. In connection with its review, FIG Partners did not independently verify the foregoing information and relied on such information as being complete and accurate in all material respects. Financial forecasts prepared by FIG Partners were based on assumptions believed by FIG Partners to be reasonable and to reflect currently available information. FIG Partners did not make an independent evaluation or appraisal of the assets of SHB or First Citizens.

For purposes of its opinion and in connection with the review of the proposed merger, FIG Partners, among other things:

  Reviewed the Merger Agreement;

  Reviewed certain historical publicly available business and financial information concerning SHB and First Citizens including, among other things, quarterly and annual reports filed by the parties with the Federal Reserve, the FDIC or the Office of the Comptroller of the Currency as applicable;

  Reviewed certain internal financial statements and other financial and operating data concerning SHB and First Citizens;

  Analyzed certain financial estimates and budgeted information prepared by the management of SHB;

  Participated in discussions with members of the senior managements of SHB and First Citizens for the purpose of reviewing the future prospects of SHB and First Citizens, including financial estimates related to their respective businesses, earnings, assets, and liabilities and credit quality;

  Reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that FIG Partners considered and deemed relevant; and

  Performed such other analyses and considered such other factors as FIG Partners has deemed appropriate.

FIG Partners assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to them by SHB, and of the publicly available information that was reviewed. FIG Partners is not an expert in the evaluation of allowances for loan losses and did not independently verify such allowances, and has relied on and assumed that the aggregate allowances for loan losses set forth on the balance sheets of SHB and First Citizens at December 31, 2013 were adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. FIG Partners was not retained to and did not conduct a physical inspection of any of the properties or facilities of SHB, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of SHB, was not furnished with any such evaluation or appraisal, and did not review any individual credit files. FIG Partners’ opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to FIG Partners as of, the date of the opinion.

FIG Partners reviewed and tabulated statistical data regarding the loan portfolio, securities portfolio and other performance ratios and statistics of SHB. Financial projections were prepared and analyzed as well as other financial studies, analyses and investigations as deemed relevant for the purposes of this opinion. In review of the aforementioned information, FIG Partners took into account its assessment of general market and financial conditions, its experience in other similar transactions and its knowledge of the banking industry generally.

In connection with rendering the fairness opinion and preparing its written and oral presentation to SHB’s board of directors, FIG Partners performed a variety of financial analyses, including those summarized herein. The summary does not purport to be a complete description of the analyses performed by FIG Partners in this regard. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized below, FIG Partners believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, FIG Partners made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond SHB’s or First Citizens’ control. The analyses performed by FIG Partners are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the values of businesses do not purport to be appraisals or to reflect the process by which businesses actually may be sold.

In the proposed merger, SHB shareholders will receive in aggregate $16,085,903.75 in cash and shares of First Citizens stock in the amounts as follows: 269,302 shares of First Citizens common stock and 108,356 shares of First Citizens Class A common stock, for all of the issued and outstanding stock of SHB. Based on a trading price of $44.00 per share for First Citizens’ common stock, the proposed aggregate consideration to be received totals $32,702,855.75, subject to downward adjustment, as further described in the Merger Agreement.

The aggregate merger consideration represents a multiple of SHB’s December 31, 2013 stated and tangible common equity of 162.9%, a multiple of SHB’s 2013 earnings of 12.00x and a multiple of adjusted earnings of 17.64x. In addition, the proposed consideration to be received by SHB’s shareholders represents a 6.58% premium over SHB’s December 31, 2013 tangible equity as a percentage of SHB’s December 31, 2013 core deposits.

Contribution Analysis:  FIG Partners prepared a contribution analysis demonstrating percentages of total assets, total loans, total deposits, and tangible common equity, and net income as of the most recently available period for SHB and for First Citizens to be contributed to the combined company on a pro forma basis. SHB shareholders will receive merger consideration of 50.8% stock and 49.2% cash. FIG Partners also calculated the estimated pro forma impact on earnings, book value and dividends for the SHB shareholders who elect to receive 100% First Citizens stock in the merger.

SHB
Contribution
To First Citizens

Total assets	16.8%
Total loans	18.9%
Total deposits	17.5%
Total tangible common equity	17.2%
LTM Net Income	16.5%
Pro form ownership	9.5%
Pro Forma Ownership if 100% stock	17.3%

	For SHB Shareholders
	Selecting 100% Stock

		Accretion /
	Amount	(Dilution)

Pro forma SHB 2013 earnings per share	$2.39	14.9%
Pro forma SHB core 2013 earnings per share	$2.06	46.1%
Pro forma SHB book value	$18.35	20.0%
Pro forma SHB tangible book value	$14.51	(5.1%)
Pro forma SHB dividends	$0.58	45.0%

Acquisition Comparison Analysis:  In performing this analysis, FIG Partners reviewed three groups of comparable merger transactions. The purpose of the analysis was to obtain an evaluation range of SHB based on these comparable bank acquisition transactions. The first group included 371 bank transactions in the United States announced since January 1, 2011, for which transaction pricing information was available and 100% of equity was acquired (the “National Comparable Group”). Median multiples of book value, tangible book value, earnings, adjusted earnings, and the premium paid over the seller’s tangible equity as a percentage of the acquired institution’s core deposits implied by the National Comparable Group transactions were utilized in obtaining a range for the acquisition value of SHB. Given that a significant portion of SHB’s net income is generated from gains on sale of mortgage loans, which are typically considered non-core and highly volatile, FIG Partners adjusted SHB’s earnings by removing these gains in calculating price to adjusted earnings. In addition to reviewing the broad National Comparable Group bank transactions, FIG Partners also reviewed four subsets of the National Comparable Group, based on parameters that were deemed relevant to SHB. The first subset consisted of 224 bank transactions for which the target had less than $300 million in total assets. The second subset consisted of 179 bank transactions for which the target bank had a ratio of less than 2.0% non-performing assets to total assets. The third subset consisted of 119 bank transactions for which the target bank presented a ratio of greater than 0.75% return on average assets for the latest twelve months. The final subset consisted of 85 bank transactions for which the target had total equity to total assets between 6.0% and 9.0%.

The second group of comparable merger transactions included 77 bank transactions in the Southeast (Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia) announced since January 1, 2011, for which transaction pricing information was available and 100% of equity was acquired (the “Southeast Comparable Group”). The third group of comparable merger transactions included seven bank transactions in Tennessee announced since January 1, 2010, for which transaction pricing information was available and 100% of equity was acquired (the “Tennessee Comparable Group”).

The following tables demonstrate the median multiples of book value, tangible book value, earnings, adjusted earnings and premium paid over the seller’s tangible equity as a percentage of the acquired institution’s core deposits for the various Comparable Groups.

National
	P/B (%)	P/TB (%)	P/E (x)	Adj. P/E (x)	Core Dep. Premium (%)
High	284.1	284.1	34.70	34.70	35.35
Low	12.8	13.0	0.70	0.70	(16.88)
Mean	116.2	121.2	18.80	18.80	2.97
Median	115.9	120.1	17.83	17.83	2.61
FIZN Transaction	162.9	162.9	12.00	17.64	6.58
Percent Rank	88.1%	84.5%	19.2%	46.6%	77.1%

Total Assets < $300M
	P/B (%)	P/TB (%)	P/E (x)	Adj. P/E (x)	Core Dep. Premium (%)
High	261.8	261.8	67.23	67.23	14.59
Low	13.8	13.8	6.35	6.35	(16.88)
Mean	112.3	114.1	24.84	24.84	1.84
Median	112.6	113.3	21.55	21.55	1.86
FIZN Transaction	162.9	162.9	12.00	17.64	6.58
Percent Rank	94.0%	93.5%	16.9%	33.2%	86.0%

Nonperforming Assets
	P/B (%)	P/TB (%)	P/E (x)	Adj. P/E (x)	Core Dep. Premium (%)
High	284.1	284.1	34.70	34.70	22.23
Low	44.7	44.7	2.64	2.64	(11.88)
Mean	133.6	140.1	18.73	18.73	5.02
Median	127.7	132.8	17.73	17.73	4.42
FIZN Transaction	162.9	162.9	12.00	17.64	6.58
Percent Rank	82.5%	77.9%	20.1%	46.3%	65.1%

Return On Average Assets
	P/B (%)	P/TB (%)	P/E (x)	Adj. P/E (x)	Core Dep. Premium (%)
High	284.1	284.1	33.98	33.98	35.35
Low	29.0	29.2	1.57	1.57	(7.84)
Mean	140.8	147.8	16.02	16.02	6.24
Median	133.6	141.4	16.39	16.39	5.99
FIZN Transaction	162.9	162.9	12.00	17.64	6.58
Percent Rank	75.8%	69.7%	24.7%	61.7%	54.6%

Total Equity/Total Assets
	P/B (%)	P/TB (%)	P/E (x)	Adj. P/E (x)	Core Dep. Premium (%)
High	261.8	261.8	33.00	33.00	14.70
Low	19.6	19.6	7.47	7.47	(10.37)
Mean	122.2	125.4	18.41	18.41	2.87
Median	123.2	124.8	17.74	17.74	2.48
FIZN Transaction	162.9	162.9	12.00	17.64	6.58
Percent Rank	84.2%	79.5%	22.1%	47.5%	77.1%

Southeast
	P/B (%)	P/TB (%)	P/E (x)	Adj. P/E (x)	Core Dep. Premium (%)
High	196.4	196.4	33.02	33.02	13.78
Low	13.8	13.8	1.39	1.39	(10.37)
Mean	98.8	103.5	17.61	17.61	0.93
Median	99.0	100.7	16.54	16.54	0.12
FIZN Transaction	162.9	162.9	12.00	17.64	6.58
Percent Rank	96.3%	94.7%	13.5%	54.8%	93.0%

Tennessee
	P/B (%)	P/TB (%)	P/E (x)	Adj. P/E (x)	Core Dep. Premium (%)
High	121.3	124.5	28.57	28.57	1.97
Low	63.7	63.7	16.54	16.54	(3.26)
Mean	89.2	89.9	22.56	22.56	(1.08)
Median	86.7	86.7	22.56	22.56	(2.01)
FIZN Transaction	162.9	162.9	12.00	17.64	6.58
Percent Rank	100.0%	100.0%	NM	9.1%	100.0%

National Most Comparable
	P/B (%)	P/TB (%)	P/E (x)	Adj. P/E (x)	Core Dep. Premium (%)
High	185.4	185.4	18.59	18.59	9.23
Low	128.5	128.5	9.84	9.84	3.75
Mean	153.6	155.6	15.17	15.17	6.08
Median	158.6	158.6	16.81	16.81	6.54
FIZN Transaction	162.9	162.9	12.00	17.64	6.58
Percent Rank	77.3%	77.3%	23.4%	62.6%	53.9%

Discounted Cash Flow Analysis:  A discounted cash flow analysis was performed by FIG Partners pursuant to which a range of values of SHB was determined by adding (i) the present value of estimated future dividend streams that SHB could generate over a five-year period and (ii) the present value of the “terminal value” of SHB’s earnings and book value at the end of the fifth year. The “terminal value” of SHB’s earnings and book value at the end of the five-year period was determined by applying a multiple of 10 times the projected terminal year’s earnings and 150% of its fifth year ending tangible book value.

Dividend streams and terminal values were discounted to present values using a discount rate of 14%. This rate reflects assumptions regarding the required rate of return of holders or buyers of SHB’s common stock. The aggregate value of SHB, determined utilizing a terminal price to earnings multiple of 10 and adding the present value of the total cash flows, was $25,666,000, or $19.55 per SHB common share. In addition, utilizing a terminal value based on a multiple of 150% of SHB’s year five ending equity resulted in an aggregate value of $26,880,000 or $20.47 per SHB common share.

Adjusted Net Asset Value Analysis:  FIG Partners reviewed SHB’s balance sheet data to determine the amount of material adjustments required to the shareholders’ equity of the SHB based on differences between the market value of SHB’s assets and their value reflected on SHB’s financial statements. FIG Partners determined that two adjustments were warranted. FIG Partners added a value of $7,557,000 to reflect an additional value which could be attributable to SHB’s December 31, 2013 core deposits. FIG Partners subtracted a potential credit mark of $2,980,000. The aggregate adjusted net asset value of SHB was determined to be $24,655,000 or $18.90 per SHB common share.

The fairness opinion is directed only to the question of whether the consideration to be received by SHB’s shareholders under the Merger Agreement is fair and equitable from a financial perspective and does not constitute a recommendation to any SHB shareholder to vote in favor of the merger. No limitations were imposed on FIG Partners regarding the scope of its investigation or otherwise by the SHB.

Based on the results of the various analyses described above, FIG Partners concluded that the consideration to be received by SHB’s shareholders under the Merger Agreement was fair and equitable from a financial perspective to the shareholders of SHB as of the date of the fairness opinion.

FIG Partners will receive total fees of approximately $434,750 for all services performed in connection with the sale of SHB and the rendering of the fairness opinion assuming First Citizens’ stock price equals $44.00 at the time of the closing of the proposed merger. In addition, SHB has agreed to indemnify FIG Partners and its directors, officers and employees, from liability in connection with the transaction, and to hold FIG Partners harmless from any losses, actions, claims, damages, expenses or liabilities related to any of FIG Partners’ acts or decisions made in good faith and in the best interest of SHB. Other than with respect to the proposed merger, FIG Partners has not been engaged to provide services to SHB during the past two years.

Opinion of Financial Advisor to First Citizens

Olsen Palmer, as part of its investment banking services, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Based on Olsen Palmer’s reputation and qualifications in evaluating financial institutions, the board of directors of First Citizens engaged Olsen Palmer on May 24, 2013 to provide financial advisory services in connection with the merger and to issue a fairness opinion to the board of directors of First Citizens as to the fairness, from a financial point of view, to First Citizens of the financial terms of the proposed transaction. A copy of Olsen Palmer’s fairness opinion, dated March 19, 2014, which sets forth certain assumptions made, matters considered and limits on the review undertaken by Olsen Palmer, is attached as Annex D to this Proxy Statement/Prospectus.

No limitations were imposed by First Citizens’ board of directors on Olsen Palmer with respect to the investigations made or procedures followed in rendering its opinion. Neither Olsen Palmer nor the individuals involved in providing Olsen Palmer’s fairness opinion to First Citizens has any present or contemplated future ownership interest in First Citizens. Olsen Palmer will receive a fee for its financial advisory services, a substantial portion of which is contingent upon the closing of the merger. Pursuant to the terms of its engagement letter with First Citizens, Olsen Palmer received a $50,000 fee for providing the fairness opinion and upon completion of the merger will receive a success fee from First Citizens in an amount equal to $250,000. In addition, First Citizens has agreed to indemnify Olsen Palmer against certain liabilities and expenses arising out of or incurred in connection with its engagement, including liabilities and expenses which may arise under the federal securities laws. While employed by other firms, certain principals of Olsen Palmer have provided investment banking and financial advisory services to First Citizens during the two year period prior to the date when Olsen Palmer was engaged by First Citizens. Olsen Palmer may in the future provide investment banking and financial advisory services to First Citizens and receive compensation for such services.

In conducting its fairness analysis, Olsen Palmer reviewed, among other things, the following:

  the Merger Agreement;

  certain financial statements and other historical financial information of First Citizens that it deemed relevant;

  certain financial statements and other historical financial information of SHB that it deemed relevant;

  financial projections for First Citizens for the years ending December 31, 2014 through December 31, 2018 prepared using growth rates and guidance from senior management of First Citizens;

  internal financial projections for SHB for the year ending December 31, 2014 as provided by senior management of SHB and as adjusted by senior management of First Citizens;

  the pro forma financial impact of the merger of First Citizens based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of First Citizens;

  a comparison of certain financial information and stock trading information for First Citizens and SHB with similar institutions for which publicly available information is available;

  the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

  the current market environment generally and the banking environment in particular; and

  such other information, financial studies, analyses and investigations and financial, economic and market criteria as Olsen Palmer considered relevant.

Olsen Palmer also held discussions with certain members of First Citizens’ senior management and First Citizens’ representatives concerning the business, financial condition, results of operations and prospects of First Citizens and held similar discussions with certain members of senior management of SHB and its representatives regarding the business, financial condition, results of operations and prospects of SHB.

In conducting its fairness analysis and rendering its opinion, Olsen Palmer relied upon and assumed the accuracy and completeness of the financial and other information provided to it by First Citizens or SHB and the information that was publicly available. Olsen Palmer was not asked to and did not undertake an independent verification of any of such information and Olsen Palmer does not assume any responsibility or liability for the accuracy or completeness thereof. Olsen Palmer did not make or obtain any evaluations or appraisals of the First Citizens’ or SHB’s assets, did not make an independent evaluation of the adequacy of the allowance for loan losses of First Citizens or SHB, nor did it examine any individual credit files related to First Citizens or SHB.

Several analytical methodologies were employed by Olsen Palmer and no one method of analysis should be regarded as critical to the overall conclusion reached by Olsen Palmer. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the efficacy of particular techniques. The overall conclusions reached by Olsen Palmer are based on all the analysis and factors presented, taken as a whole, and also on application of Olsen Palmer’s own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. Olsen Palmer therefore gives no opinion as to the value or merit of any one or more parts of the analyses standing alone.

In preparing its analyses, Olsen Palmer used earnings estimates and growth rates based on management guidance for First Citizens and internal projections for SHB as provided by senior management of SHB and as adjusted by senior management of First Citizens. Olsen Palmer also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of First Citizens. With respect to those projections, guidance, estimates and judgments, the respective management of First Citizens and SHB confirmed to Olsen Palmer that those projections, guidance, estimates and judgments reflected the best currently available good faith projections, guidance, estimates and judgments of such respective management of the future financial performance of First Citizens and SHB, respectively, and Olsen Palmer assumed that such performance would be achieved. Olsen Palmer expressed no opinion as to such estimates or the assumptions on which they are based. Olsen Palmer also assumed that there has been no material change in First Citizens’ and SHB’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Olsen Palmer. Olsen Palmer assumed in all respects material to its analysis that First Citizens and Southern Heritage Bank will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the Merger Agreement and related agreements, that the conditions precedent in the Merger Agreement are not waived and that the merger is lawful and will qualify as a tax-free reorganization for federal income tax purposes Olsen Palmer also assumed that the form and amount of merger consideration was determined through arms length negotiation between First Citizens and SHB and that in the course of obtaining any necessary regulatory approvals for the consummation of the merger, no conditions will be imposed that will have a material adverse effect on the combined entity or contemplated benefits of the merger, including the cost savings and related synergies expected to result from the merger. With First Citizens’ consent, Olsen Palmer relied upon the advice First Citizens has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the Merger Agreement.

Olsen Palmer’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Events occurring after the date of its opinion could materially affect Olsen Palmer’s opinion. Olsen Palmer has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its fairness opinion.

Olsen Palmer’s opinion is directed to the board of directors of First Citizens in connection with its consideration of the Merger and does not constitute a recommendation to the board of directors of First Citizens or to any shareholder of either First Citizens or SHB as to how any such member of the board or any shareholder should vote at any meeting called to consider and vote upon the merger. Olsen Palmer expressed no opinion as to the fairness of the merger consideration to the holders of any class of securities, creditors or other constituencies of First Citizens. The opinion is directed only to the fairness, from a financial point of view, of the merger consideration to First Citizens and did not address the underlying business decision of First Citizens to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for First Citizens or the effect of any other transaction in which First Citizens might engage. In addition, no opinion was expressed as to the value of the stock consideration when issued to the holders of SHB stock pursuant to the Merger Agreement or the prices at which shares of First Citizens common stock may trade any time hereafter. Olsen Palmer did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director, or employees, or class of such persons, relative to the compensation to be received in the merger by any other shareholder.

The following summarizes the material financial analyses presented by Olsen Palmer to the First Citizens Board at its meeting on March 19, 2013, which material was considered by Olsen Palmer in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to SHB or the contemplated merger.

Selected Public Companies Analysis.

Olsen Palmer analyzed the relative valuation multiples as calculated by SNL Financial LC of 12 publicly-traded banks headquartered in Southeast U.S. (geography defined by SNL Financial LC) with total assets less than $1.5 billion, a ratio of non-performing assets to total assets of less than 2.0% for the most recent quarter available, and a return on average assets of greater than 0.0% for the last twelve months available, including:

  Heritage Financial Group, Inc.

  C&F Financial Corporation

  WashingtonFirst Bankshares, Inc.

  National Bankshares, Inc.

  Monarch Financial Holdings, Inc.

  First Bancshares, Inc.

  Southern First Bancshares, Inc.

  First Community Corporation

  Xenith Bankshares, Inc.

  Bank of the James Financial Group, Inc.

  Oconee Federal Financial Corp.

  First West Virginia Bancorp, Inc.

Olsen Palmer analyzed various financial multiples for each company as calculated by SNL Financial LC including trading price to tangible book value per share, trading price to last 12 months earnings per share, market capitalization to total assets, and the core deposit premium implied by the market capitalization. Olsen Palmer reviewed the mean, median, high and low values for each metric of the selected public companies and compared them to corresponding valuation multiples for SHB implied by the merger consideration. Furthermore, Olsen Palmer selected financial multiples for each metric based on professional judgment and applied the selected financial multiples to SHB’s 2013 earnings, tangible book value at December 31, 2013, total assets at December 31, 2013, and core deposits at December 31, 2013 and determined the implied equity price per share of SHB common stock and then compared those implied equity values per share to the merger consideration of $24.50 per share. The results of the selected public companies analysis are summarized below:

	Price to Last 12 Months Earnings per Share	Price to Tangible Book Value per Share	Market Capitalization to Assets	Core Deposit Premium Implied by Market Capitalization
Low	8.4x	96.7%	6.64%	(0.51%)
High	32.8x	182.1%	28.13%	13.06%
Median	13.9x	127.2%	9.22%	3.18%
Mean	15.8x	124.4%	11.82%	5.31%
Olsen Palmer Selected Financial Multiples Range	14.0x - 17.0x	120.0% - 140.0%	9.0% - 13.0%	3.0% - 6.0%
SHB Implied Value Range per Share	$29.05 - $35.28	$18.35 - $21.41	$16.25 - $23.47	$19.67 - $24.06
Merger Consideration per Share	$24.50	$24.50	$24.50	$24.50

Selected Transactions Analysis.

Olsen Palmer analyzed publicly available information relating to 17 selected acquisitions of banks announced between March 17, 2012 and March 16, 2014 for targets headquartered in the Southeast U.S. (geography defined by SNL Financial LC) with total assets less than $1.0 billion, a ratio of non-performing assets to total assets of less than 2.0% for the most recent quarter available, and a return on average assets of greater than 0.0% for the last twelve months available. The selected transactions used in the analysis included (buyer / seller – announce date):

  TriSummit Bank / Community National Bank - 1/14/14

  Banco Sabadell SA / JGB Bank NA - 12/4/13

  Premier Financial Bancorp Inc. / Bank of Gassaway - 11/19/13

  Southern Missouri Bancorp Inc. / Ctzns State Bkshs of Bald Knob - 11/7/13

  Home Bancorp Inc. / Britton & Koontz Capital Corp. - 11/5/13

  NewBridge Bancorp / CapStone Bank - 11/1/13

  Georgia Commerce Bancshares / Brookhaven Bank - 10/1/13

  New Century Bancorp Inc. / Select Bancorp Inc. - 9/30/13

  Cardinal Financial Corp. / United Financial Banking Co. - 9/9/13

  Community & Southern Hldgs Inc. / Verity Capital Group Inc. - 9/4/13

  First Community Corp. / Savannah River Financial Corp. - 8/14/13

  Carolina Alliance Bank / Forest Commercial Bank - 8/8/13

  First Federal Bancshares of AR / First National Security Co. - 7/1/13

  Old Florida Bancshares Inc. / New Traditions National Bank - 11/6/12

  Bank of the Ozarks Inc. / Genala Banc Inc. - 10/4/12

  Peoples Bancorp Inc. / Sistersville Bancorp Inc. - 6/5/12

  Community Bancshares of MS / Community Holding Co. of FL - 5/11/12

Olsen Palmer analyzed various financial multiples for each transaction as calculated by SNL Financial LC including price to tangible book value, price to last 12 months earnings, price to total assets, and the core deposit premium implied by the transaction value. Olsen Palmer reviewed the mean, median, high and low values for each metric of the selected transactions and compared them to corresponding valuation multiples for SHB implied by the merger consideration. Furthermore, Olsen Palmer selected financial multiples for each metric based on professional judgment and applied the selected financial multiples to SHB’s 2013 earnings, tangible book value at December 31, 2013, total assets at December 31, 2013, and core deposits at December 31, 2013 and determined the implied equity price per share of SHB common stock and then compared those implied equity values per share to the merger consideration of $24.50 per share. The results of the selected public companies analysis are summarized below:

	Price to Last 12 Months Earnings per Share	Price to Tangible Book Value per Share	Price to Assets	Core Deposit Premium Implied by Transaction Value
Low	8.0x	86.7%	8.5%	(2.1%)
High	52.5x	264.5%	25.4%	18.1%
Median	16.7x	120.0%	12.9%	3.3%
Mean	23.0x	131.1%	14.5%	3.8%
Olsen Palmer Selected Financial Multiples Range	16.0x - 20.0x	120.0% - 150.0%	12.0% - 15.0%	3.0% - 5.0%
SHB Implied Value Range per Share	$33.20 - $41.50	$18.35 - $22.94	$21.67 - $27.08	$19.67 - $22.60
Merger Consideration per Share	$24.50	$24.50	$24.50	$24.50

Discounted Cash Flow Analysis.

Olsen Palmer analyzed the discounted present value of SHB’s projected free cash flows for the years ending December 31, 2014 through 2018 on a standalone basis. Olsen Palmer estimated cash flows based on dividendable tangible common equity, defined as the tangible common equity in excess of a minimum 8.0% tangible common equity to tangible assets ratio. The discounted cash flow analysis was based on SHB financial forecasts provided by senior management of First Citizens. Olsen Palmer used calendar year 2018 as the final year for the analysis. Olsen Palmer applied price to earnings multiples, ranging from 16.0x to 20.0x, to SHB’s calendar year 2018 net income in order to derive a range of terminal values for SHB in 2018.

The projected cash flows and terminal values were discounted using rates ranging from 12.0% to 14.0%, which reflected the cost of equity capital estimated for SHB using the Ibbotson discount rate build-up method based on the sum of a risk-free rate, equity risk premium, and size premium. The resulting range of present equity values was divided by the number of shares outstanding in order to arrive at a range of present values per SHB share. Olsen Palmer reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share for SHB implied by the merger consideration. The results of the discounted cash flow analysis are summarized below:

Equity Value per Share
Minimum	$22.46
Maximum	$29.39
Merger Consideration per Share	$24.50

Conclusion.

Based upon and subject to the foregoing, it is Olsen Palmer’s opinion that, as of March 19, 2014, the merger consideration to be issued pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to First Citizens.

The full text of the opinion of Olsen Palmer, dated March 19, 2014, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex D to this Proxy Statement/Prospectus.

Regulatory Approval

The merger must be approved by the Federal Reserve. First Citizens filed the Notification pursuant to Section 3(a)(5) of the Bank Holding Company Act with the Federal Reserve on April 4, 2014. In connection with the Notification, First Citizens was required to publish public notice of the merger in the newspapers of general circulation in the communities served by the head offices of First Citizens National Bank and Southern Heritage Bank which provided for a 30-day period for public comments. First Citizens published the required notices on April 8, 2014. The Federal Reserve is required to act on the Notification within five days of the end of the public comment period. Once the Federal Reserve has approved the merger, federal law requires a waiting period of up to 30 calendar days to complete the merger in order to give the U.S. Department of Justice the opportunity to review and object to the merger. The Federal Reserve approved the merger on May 13, 2014, and has extended the deadline by which it must close to November 13, 2014 .

The merger must also be approved by the TDFI. First Citizens filed an application with the TDFI on April 4, 2014. In connection with the Application, First Citizens was required to publish public notice of the merger in the newspapers of general circulation in each county in which First Citizens National Bank and Southern Heritage Bank have their main offices which provided for a 15-day period for public comments. First Citizens published the required notices on April 8, 2014. In addition to the Application, the TDFI was provided a copy of the Notification to the Federal Reserve and has 30 calendar days to provide any comments to the Federal Reserve on the proposed merger. The TDFI approved the application on July 24, 2014.

Further, because SHB has agreed to use its best efforts to redeem the SBLF investment by the United States Treasury in the Series D preferred stock of SHB, the Federal Reserve’s consent will also be required for this redemption. The Merger Agreement requires SHB to use its best efforts to (a) cause the redemption of all SBLF preferred stock prior to the effective time of the merger such that, as of the effective time, SHB will have no SBLF preferred stock issued or outstanding, or (b) give proper notice to call for redemption of all outstanding SBLF preferred stock and deposit sufficient funds in trust for such redemption, in each case pursuant to the applicable provisions of the Small Business Lending Fund - Securities Purchase Agreement No. 0438 dated September 8, 2011, by and between SHB and the United States Department of Treasury. A request must be filed with the Federal Reserve by SHB to obtain its consent to consummate the SBLF redemption. In addition, in order to fund the SBLF Redemption, Southern Heritage Bank intends to declare an extraordinary cash dividend, which will require the approval of the FDIC and TDFI.

We also intend to make all required filings with the SEC under the Securities Act and the Securities Exchange Act, relating to the merger, and with applicable states securities regulatory authorities to the extent required to register the offering of First Citizens stock or to claim an exemption from registration requirements. We cannot assure you as to whether or when the requisite regulatory approvals will be obtained and, if obtained, we cannot assure you as to the date of receipt of any of these approvals, the terms thereof or the absence of any litigation challenging them. Likewise, we cannot assure you that the U.S. Department of Justice or a state attorney general will not attempt to challenge the merger on antitrust grounds or, if such a challenge is made, as to the result of that challenge.

The merger cannot proceed in the absence of these required regulatory approvals. The approval of any notice or application merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed merger.

First Citizens and SHB are not aware of any material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described in this Proxy Statement/Prospectus. If any additional governmental approvals or actions are required, the parties presently intend to seek those approvals or actions. The parties cannot assure you, however, that any of these additional approvals or actions will be obtained.

Accounting Treatment

The merger will be accounted for as an acquisition by First Citizens using the acquisition method of accounting in accordance with FASB ASC topic 805, “Business Combinations.” SHB will be treated as the acquired corporation for accounting and financial reporting purposes. SHB’s assets, liabilities and other items will be adjusted to their estimated fair value on the closing date of the merger and combined with the historical book values of the assets and liabilities of First Citizens. Applicable income tax effects of these adjustments will be included as a component of the combined company’s deferred tax asset or liability. The difference between the estimated fair value of the assets (including separately identifiable intangible assets, such as core deposit intangibles), liabilities and other items (adjusted as discussed above) and the purchase price will be recorded as goodwill. Consolidated financial statements of First Citizens issued after the merger will reflect these fair values of assets acquired and liabilities assumed and will not be restated retroactively to reflect the historical financial position or results of operations of SHB.

Material United States Federal Income Tax Consequences

This section describes the anticipated material U.S. federal income tax consequences of the merger generally applicable to U.S. holders (as defined below) of SHB stock who exchange shares of SHB stock for shares of First Citizens stock, cash, or a combination of cash and shares of First Citizens stock pursuant to the merger.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of SHB stock that is:

  a citizen or resident of the United States;

  a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S. or any State or the District of Columbia;

  a trust that (i) is subject to both the primary supervision of a court within the United States and the control of one or more U.S. persons, or (ii) has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person; or

  an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including any entity or arrangement, domestic or foreign, that is treated as a partnership for U.S. federal income tax purposes) holds SHB stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors regarding the tax consequences of the merger to them.

This discussion addresses only those U.S. holders of SHB stock who hold the stock as a capital asset within the meaning of Section 1221 of the Code. This discussion deals only with the U.S. federal income tax consequences of the merger. No information is provided regarding the tax consequences of the merger under state, local, gift, estate, foreign or other tax laws. We do not intend it to be a complete description of the U.S. federal income tax consequences of the merger to all SHB shareholders in light of their particular circumstances or to holders of SHB stock subject to special treatment under U.S. federal income tax laws, such as:

  tax-exempt organizations;

  financial institutions, insurance companies, mutual funds and dealers or brokers in securities;

  persons who have elected to use the mark-to-market method of accounting with respect to their securities holdings;

  shareholders who hold their shares of SHB stock as part of a hedge, straddle, wash sale, synthetic security, conversion transaction or other integrated investment comprised of shares of SHB stock and one or more other investments;

  dealers in securities or foreign currencies or traders in securities;

  persons who acquired their shares of SHB stock through the exercise of employee stock options, through a benefit plan, through exercise of warrants or otherwise in a compensatory transaction;

  shareholders who are not U.S. persons within the meaning of the Code;

  expatriates or persons who have a functional currency other than the U.S. dollar;

  partnerships or other pass-through entities and investors in such entities; or

  shareholders who exercise their dissenters’ rights.

This discussion does not address any alternative minimum tax, U.S. federal estate or gift tax, or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax. This discussion and the tax opinions (described below) are based upon the provisions of the Code, applicable Treasury regulations, administrative rulings and judicial decisions, all as in effect as of the date of this Proxy Statement/Prospectus. There can be no assurance that future legislative, administrative or judicial changes or interpretations, which changes could apply retroactively, will not affect the accuracy of this discussion or the statements or conclusions set forth in the tax opinions referred to below.

First Citizens and SHB have structured the merger with an intent to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of the registration statement of which this Proxy Statement/Prospectus forms a part, Waller Lansden Dortch & Davis, LLP (“Waller Lansden”), tax counsel to First Citizens, has delivered its opinion to First Citizens and Baker, Donelson, Bearman Caldwell & Berkowitz, PC (“Baker Donelson”), tax counsel to SHB, has delivered its opinion to SHB that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that First Citizens and SHB will each be a party to that reorganization. Copies of these opinions have been filed as exhibits to First Citizens’ registration statement, which has been filed with the SEC. Such opinions have been rendered on the basis of facts, representations, and assumptions set forth or referred to in such opinions and factual representations contained in certificates of the officers of First Citizens and SHB, all of which must continue to be true and accurate in all material respects as of the effective time of the merger. The parties will not be required to consummate the merger unless they receive additional opinions of their respective counsel, dated the closing date of the merger, confirming that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that First Citizens and SHB will each be a party to that reorganization.

The opinions of the parties’ respective counsel regarding the merger have relied, and the opinions regarding the merger as of the closing date will each rely on, representations, warranties and covenants made by First Citizens and SHB, including those contained in certificates of officers of First Citizens and SHB, and specified assumptions, including an assumption regarding the completion of the merger in the manner contemplated by the Merger Agreement. In addition, the opinions of the parties’ respective counsel have assumed, and such counsel’s ability to provide the opinions at the closing of the merger will depend on, the absence of changes to the anticipated facts or changes in law between the date of this Proxy Statement/Prospectus and the closing date. If any of those representations, covenants or assumptions is inaccurate, the parties’ respective counsel may not be able to provide one or more of the required opinions to be delivered at the closing of the merger and/or the tax consequences of the merger could differ from those described in the opinions that counsel have delivered. The opinions of the parties’ respective counsel do not bind the Internal Revenue Service (“IRS”) and do not preclude the IRS or the courts from adopting a contrary position. First Citizens and SHB have not requested and do not intend to obtain a ruling from the IRS on the tax consequences of the merger.

U.S. Federal Income Tax Consequences of the Merger to SHB Shareholders

SHB Shareholders Receiving Only First Citizens Stock

No gain or loss will be recognized by a holder of SHB stock as a result of the surrender of shares of SHB stock solely in exchange for shares of First Citizens stock pursuant to the merger (except with respect to cash received instead of a fractional share of First Citizens stock, as discussed below). The aggregate tax basis of the shares of First Citizens stock received in the merger (including any fractional shares of First Citizens stock deemed received) will be the same as the aggregate tax basis of the shares of SHB stock surrendered in exchange for the First Citizens stock. The holding period of the shares of First Citizens stock received (including any fractional shares of First Citizens stock deemed received) will include the holding period of shares of SHB stock surrendered in exchange for the First Citizens stock, provided that such shares of SHB stock were held as capital assets of the shareholder at the effective time of the merger.

SHB Shareholders Receiving Only Cash

A holder of SHB stock that does not receive any shares of First Citizens stock pursuant to the merger (and is not treated as constructively owning, after the merger, First Citizens stock held by certain family members and entities affiliated with the holder under the Code) will generally recognize gain or loss equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the shares of SHB stock exchanged in the merger. Such gain or loss will be a capital gain or loss, provided that such shares of SHB stock were held as capital assets by the shareholder at the effective time of the merger. Such capital gain or loss will be a long-term capital gain or loss to the extent that, at the effective time of the merger, the holder has a holding period in such SHB stock of more than one year. The Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income.

SHB Shareholders Receiving Both Cash and First Citizens Stock

A holder of SHB stock who receives a combination of cash and First Citizens stock (other than cash received instead of a fractional share of First Citizens stock) in exchange for shares of SHB stock pursuant to the merger generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of cash received by such holder of SHB stock (in each case excluding any cash received instead of fractional share interests in First Citizens stock, which shall be treated as discussed below), and (2) the amount by which the sum of the fair market value of the First Citizens stock and cash received by a holder of SHB stock exceeds such holder’s tax basis in its SHB stock. Any recognized gain could be taxed as a capital gain or a dividend. Such gain will generally be capital gain (provided that such shares of SHB stock were held as capital assets by the shareholder at the effective time of the merger), unless the holder’s exchange of SHB stock for cash and First Citizens stock “has the effect of the distribution of a dividend” after giving effect to the constructive ownership rules of the Code, in which case such gain might be treated as ordinary income. If any gain of a former SHB shareholder is treated as a dividend under Section 356 of the Code, the amount of the gain so treated as a dividend is equal to each former SHB shareholder’s ratable share of the accumulated earnings and profits of SHB, not First Citizens, and any amount of gain in excess of such ratable share is treated as capital gain. Any capital gain recognized generally will be long-term capital gain to the extent that, at the effective time of the merger, the holder has a holding period in the SHB stock exchanged in the merger of more than one year. Because the determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each SHB shareholder, SHB shareholders are urged to consult their own tax advisors regarding the tax treatment of any cash received in the merger. A SHB shareholder who receives a combination of First Citizens stock and cash in exchange for his or her SHB stock will not be permitted to recognize any loss for U.S. federal income tax purposes.

The aggregate initial tax basis of the shares of First Citizens stock received in the merger (including any fractional share of First Citizens stock deemed received) will be the same as the aggregate tax basis of the shares of SHB stock surrendered in the merger, increased by the amount of gain recognized in the exchange (whether characterized as capital gain or a dividend, but excluding any gain recognized with respect to any cash received in lieu of a fractional share of First Citizens stock) and reduced by the amount of cash received in the exchange (excluding any cash received in lieu of a fractional share of First Citizens stock). The holding period of the shares of First Citizens stock received (including any fractional share of First Citizens stock deemed received) will include the holding period of shares of SHB stock surrendered in exchange for the First Citizens stock, provided that such shares of SHB stock were held as capital assets of the shareholder at the effective time of the merger.

A SHB shareholder’s U.S. federal income tax consequences will also depend on whether his or her shares of SHB stock were purchased at different times at different prices. If they were, the SHB shareholder could realize gain with respect to some of the shares of SHB stock and loss with respect to other shares. Such SHB shareholder would have to recognize such gain to the extent such shareholder receives cash with respect to those shares of SHB stock in which the shareholder’s adjusted tax basis is less than the amount of cash plus the fair market value at the effective time of the merger of the First Citizens stock received, but could not recognize loss with respect to those shares of SHB stock in which the SHB shareholder’s adjusted tax basis is greater than the amount of cash plus the fair market value at the effective time of the merger of the First Citizens stock received. Any disallowed loss would be included in the adjusted basis of the First Citizens stock. Such a SHB shareholder is urged to consult his or her own tax advisor respecting the tax consequences of the merger to that shareholder.

Cash In Lieu of Fractional Shares of First Citizens Stock

Holders of SHB stock who receive cash in lieu of a fractional share of First Citizens stock will be treated as having received the fractional share in the merger and then as having the fractional share redeemed by First Citizens in exchange for the cash actually distributed instead of the fractional share, with such redemption qualifying as an exchange under Section 302 of the Code. Accordingly, such holders will generally recognize gain or loss equal to the difference between the tax basis of the holder’s SHB stock allocable to that fractional share and the amount of cash received. The gain or loss generally will be capital gain or loss, and long-term capital gain or loss if the SHB stock exchanged has been held for more than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding

A holder of SHB stock may be subject, under certain circumstances, to backup withholding at a rate of 28% with respect to the amount of cash, if any, received in the merger, including cash received instead of fractional shares of First Citizens stock, unless the holder provides proof of an applicable exemption satisfactory to First Citizens and the exchange agent or furnishes its correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules is not additional tax and may be refunded or credited against the holder’s U.S. federal income tax liability, so long as the required information is timely furnished to the IRS.

Certain Tax Reporting Rules

Under applicable Treasury regulations, “significant holders” of SHB stock will be required to comply with certain reporting requirements and generally will be required to file a statement with the holder’s U.S. federal income tax return for the taxable year in which the consummation of the merger occurs. That statement must set forth the holder’s adjusted tax basis in, and the fair market value of, the shares of SHB stock surrendered pursuant to the merger (both as determined immediately before the surrender of shares), the date of the merger, and the name and employer identification number of First Citizens and SHB, and the holder will be required to retain permanent records of these facts. We urge each holder of SHB stock to consult its tax advisor as to whether such holder may be treated as a “significant holder.”

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. SHB shareholders are strongly encouraged to consult their own tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other tax laws and the effect of any proposed changes in the tax laws.

Dissenters’ Rights

Introductory Information

General. Dissenters’ rights with respect to SHB’s voting stock are governed by the Tennessee Banking Act, which incorporates the dissenters’ rights provisions of the Tennessee Business Corporation Act. Shareholders of SHB have the right to dissent from the merger and to obtain payment of the “fair value” of their shares (as specified in the statute) in the event SHB completes the merger. Strict compliance with the dissent procedures is mandatory. Subject to the terms of the Merger Agreement, SHB could elect to terminate the Merger Agreement even if it is approved by SHB’s shareholders, thus cancelling dissenters’ rights.

The term “fair value” means the value of a share of SHB’s outstanding voting stock immediately before the completion of the merger, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the merger.

If you contemplate exercising your right to dissent, we urge you to read carefully the provisions of Chapter 23 of the Tennessee Business Corporation Act which are attached to this Proxy Statement/Prospectus as Annex B. A more detailed discussion of the provisions of the statute is included there. The discussion describes the steps that you must take if you want to exercise your right to dissent. You should read both the summary contained in this section of the Proxy Statement/Prospectus and the full text of the law. We cannot give you legal advice. To completely understand this law, you may want, and we encourage you, to consult with your legal advisor. If you wish to dissent, do not send in a signed proxy unless you mark your proxy to vote against the merger or you will lose the right to dissent.

Address for Notices.  Send or deliver any written notice or demand required concerning your exercise of dissenters’ rights to J. Lee Stewart, President and Chief Executive Officer, Southern Heritage Bancshares, Inc., 3020 Keith Street NW, Cleveland, Tennessee 37312.

We urge you to act carefully. We cannot and do not accept the risk of late or undelivered notices or demands. You may call SHB at (423) 473-7980 and ask for J. Lee Stewart or Steve Ledbetter to receive confirmation that your notice or demand has been received. If your notice or demand is not timely received by SHB, then you will not be entitled to exercise your dissenters’ rights. SHB’s shareholders bear the risk of non-delivery and of untimely delivery.

If you intend to dissent, or if you think that dissenting might be in your best interests, you should read Annex B carefully.

Summary of Chapter 23 of the Tennessee Business Corporation Act – Dissenters’ Rights

The following is a summary of Chapter 23 of the Tennessee Business Corporation Act and the procedures that a shareholder must follow to dissent from the proposed merger and to perfect his, her or its dissenters’ rights and receive cash rather than shares of First Citizens stock if the Merger Agreement is approved and the merger is completed. This summary is qualified in its entirety by reference to Chapter 23, which is reprinted in full as part of this Annex B to this Proxy Statement/Prospectus. Annex B should be reviewed carefully by any shareholder who wishes to perfect his or her dissenters’ rights. Failure to strictly comply with the procedures set forth in Chapter 23 will, by law, result in the loss of dissenters’ rights. It may be prudent for a person considering whether to dissent to obtain professional counsel.

If the proposed merger of SHB with and into First Citizens is completed, any shareholder who has properly perfected his or her statutory dissenters’ rights in accordance with Chapter 23 has the right to obtain, in cash, payment of the fair value of such shareholder’s shares of SHB stock. By statute, the “fair value” is determined immediately prior to the completion of the merger and excludes any appreciation or depreciation in anticipation of the merger.

To exercise dissenters’ rights under Chapter 23, a SHB shareholder must:

  deliver to SHB, before the annual meeting, written notice of her, his or its intent to demand payment for her, his or its shares of SHB’s outstanding stock if the merger is completed; and

  not vote her, his or its shares in favor of approving and adopting the merger.

A shareholder of record who fails to satisfy both of these two requirements is not entitled to payment for her, his or its shares of SHB stock under Chapter 23. In addition, any shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of approving and adopting the merger and will not be entitled to assert dissenters’ rights.

A shareholder may assert dissenters’ rights as to fewer than all the shares registered in her, his or its name only if she, he or it dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies SHB in writing of the name and address of each person on whose behalf she, he or it is asserting dissenters’ rights. The rights of such a partial dissenter are determined as if the shares as to which he or she dissents and his or her other shares are registered in the names of different SHB shareholders.

If the merger is approved and adopted at the SHB shareholders’ meeting, SHB must deliver a written dissenters’ notice (the “Dissenters’ Notice”) to all SHB shareholders who satisfied the two requirements of Chapter 23 described above. The Dissenters’ Notice must be sent no later than 10 days after the effective time (the date that the merger is completed) and must:

  State where the demand for payment must be sent and where and when certificates for certificated shares must be deposited;

  Inform holders of uncertificated shares to what extent transfer of those shares will be restricted after the demand for payment is received;

  Supply a form for demanding payment that includes the date of the announcement of the proposed merger to the public (March 20, 2014) and requires that the shareholder asserting dissenters’ rights certify whether or not she, he or it acquired beneficial ownership of such shares prior to said date;

  Set a date by which SHB must receive the demand for payment (which date may not be fewer than 40 nor more than 60 days after the Dissenters’ Notice is delivered) and states that the shareholder shall have waived his or her right to demand payment unless the form is received by such specified date;

  State SHB’s estimate of the fair value of the shares;

  State that upon written request SHB will provide to such SHB shareholder the number of shareholders who return the forms and the number of shares held thereby;

  State the date by which the notice to withdraw his or her demand must be sent, which must be within 20 days of the date upon which the form must be received by SHB; and

  Be accompanied by a copy of Chapter 23, if not previously provided to such shareholder (set forth in Annex B to this document).

A SHB shareholder of record on the record date who receives the Dissenters’ Notice must demand payment, certify that she, he or it acquired beneficial ownership of such shares prior to the date set forth in the Dissenters’ Notice and deposit her, his or its stock certificates in accordance with the terms of the Dissenters’ Notice. SHB may elect to withhold payment required by Chapter 23 from the dissenting shareholder unless such shareholder was the beneficial owner of the shares prior to the public announcement of the proposed merger on or about March 20, 2014. A dissenting shareholder will retain all other rights of an SHB shareholder until those rights are canceled or modified by the completion of the merger. A shareholder of record who does not demand payment or deposit her, his or its share certificates where required, each by the date set in the Dissenters’ Notice, is not entitled to payment for his, her or its shares under Chapter 23 or otherwise as a result of the merger. A demand for payment may not be withdrawn unless consented to by SHB.

SHB may restrict the transfer of any uncertificated shares from the date the demand for their payment is received until the merger is completed. A SHB shareholder for whom dissenters’ rights are asserted as to uncertificated shares of SHB stock retains all other rights of an SHB shareholder until these rights are canceled or modified by the completion of the merger.

At the effective time or upon receipt of a demand for payment, whichever is later, SHB must offer to pay each dissenting shareholder who strictly and fully complied with Chapter 23 the amount that SHB estimates to be the fair value of her, his or its shares, plus accrued interest from the effective time. The offer of payment must be accompanied by:

  Certain recent SHB financial statements;

  SHB’s estimate of the fair value of the shares and interest due;

  An explanation of how the interest was calculated;

  A statement of the dissenter’s right to demand payment under T.C.A. Section 48-23-209; and

  A copy of Chapter 23, if not previously provided to such shareholder.

If the merger is not completed within two months after the date set for demanding payment and depositing share certificates, SHB must return the deposited certificates and release the transfer restrictions imposed on the uncertificated shares. If, after such return or release, the merger is completed, SHB must send a new Dissenters’ Notice and repeat the payment procedure described above.

If a dissenting SHB shareholder is dissatisfied with or rejects SHB’s calculation of fair value, such dissenting shareholder must notify SHB in writing of her, his or its own estimate of the fair value of those shares and the interest due, and may demand payment of her, his or its estimate, if:

  She, he or it believes that the amount offered or paid by SHB is less than the fair value of her, his or its shares or that the interest due has been calculated incorrectly;

  SHB fails to make payment within two months after the date set forth for demanding payment; or

  SHB, having failed to complete the merger, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two months after the date set for demanding payment.

A dissenting shareholder waives her, his or its right to dispute SHB’s calculation of fair value unless she, he or it notifies SHB of her, his or its demand in writing within one month after SHB makes or offers payment for such person’s shares.

If a demand for payment by an SHB shareholder remains unsettled, SHB must commence a proceeding in the appropriate court, as specified in Chapter 23, within two months after receiving the demand for payment, and petition the court to determine the fair value of the shares and accrued interest. If SHB does not commence the proceeding within two months, SHB is required to pay each dissenting shareholder whose demand remains unsettled, the amount demanded. SHB is required to make all dissenting SHB shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each dissenting shareholder. The court may appoint one or more appraisers to receive evidence and to recommend a decision on fair value. Each dissenting shareholder made a party to the proceeding is entitled to judgment for the fair value of such person’s shares plus interest to the date of judgment.

In an appraisal proceeding commenced under Chapter 23, the court must determine the costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court will assess these costs against SHB, except that the court may assess the costs against all or some of the dissenting shareholders to the extent the court finds they acted arbitrarily, vexatiously, or not in good faith in demanding payment under Chapter 23. The court also may assess the fees and expenses of attorneys and experts for the respective parties against SHB if the court finds that SHB did not substantially comply with the requirements of Chapter 23, or against either SHB or a dissenting shareholder if the court finds that such party acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Chapter 23.

If the court finds that the services of the attorneys for any dissenting shareholder were of substantial benefit to other dissenting shareholders similarly situated, and that the fees for those services should not be assessed against SHB, the court may award those attorneys reasonable fees out of the amounts awarded the dissenting shareholders who were benefitted.

The foregoing does not purport to be a complete statement of the provisions of the Tennessee Business Corporation Act relating to statutory dissenters’ rights and is qualified in its entirety by reference to the dissenters rights provisions, which are reproduced in full in Annex B to this Proxy Statement/Prospectus and which are incorporated herein by reference.

If you intend to dissent, or if you think that dissenting might be in your best interests, you should read Annex B carefully.

Interests of Certain Persons in the Merger

Certain members of management of SHB and SHB’s board of directors may be deemed to have interests in the merger that are in addition to their interests as SHB shareholders generally. SHB’s board of directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement. These interests include:

  Employment Agreements.  As a condition to the merger, First Citizens has required that three of the officers of SHB (J. Lee Stewart, Steve Ledbetter, and Virginia Kibble) enter into employment agreements with non-competition and non-solicitation obligations to be effective upon completion of the merger whereby each individual is entitled to receive a salary, annual bonus, and certain additional incentives;

  Insurance.  The directors and officers of SHB and Southern Heritage Bank currently covered under comparable policies held by SHB at First Citizens’ expense will receive directors’ and officers’ liability insurance coverage for a period of five years after completion of the merger.

  Indemnification.  The Merger Agreement provides that First Citizens will indemnify each director and officer of SHB or Southern Heritage Bank as of the effective time of the merger against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or before the effective time of the merger, whether asserted or claimed before, at or after the effective time of the merger, arising in whole or in part out of or pertaining to the fact that he or she was acting in his or her capacity as a director or officer of SHB or Southern Heritage Bank to the fullest extent that the indemnified party would be entitled under charter or bylaws or the similar constituent documents of SHB or Southern Heritage Bank, as applicable, as in effect on the date of the Merger Agreement and to the extent permitted by applicable law.

Executive officers and directors of SHB will receive shares of First Citizens voting stock in the merger on the same basis as other SHB shareholders. The following chart shows the number of shares of First Citizens voting stock that may be issued to executive officers, directors and holders of more than 10% of SHB voting stock in the merger:

Beneficial ownership by executive officers, directors and holders of more than 10% of SHB voting stock, and their affiliates, as of June 30, 2014	248,149
Maximum number of shares of First Citizens stock to be received in the merger (based on such beneficial ownership)	71,367
Comparison of Rights of Shareholders

At the effective time of the merger, SHB shareholders who do not exercise dissenters’ rights and receive shares of First Citizens stock will automatically become First Citizens shareholders. First Citizens is a Tennessee corporation governed by the provisions of the Tennessee Business Corporation Act and First Citizens’ charter, as amended, and bylaws, as amended. SHB is a Tennessee corporation governed by provisions of the Tennessee Business Corporation Act, and SHB’s charter, as amended, and bylaws, as amended. See “COMPARISON OF RIGHTS OF SHAREHOLDERS.”

Restrictions on Resales by Affiliates

The shares of First Citizens stock issued in connection with the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any SHB shareholder who may be deemed to be an “affiliate” of First Citizens after completion of the merger. An affiliate of a corporation, as defined by the rules promulgated under the Securities Act, is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, that corporation. Affiliates generally include directors, executive officers and beneficial owners of 10% or more of a company’s capital stock. Former SHB shareholders who are not affiliates of First Citizens after the completion of the merger may sell their shares of First Citizens stock received in the merger at any time.

Former SHB shareholders who become affiliates of First Citizens after completion of the merger will be subject to the volume and sale limitations of Rule 144 under the Securities Act until they are no longer affiliates of First Citizens. This Proxy Statement/Prospectus does not cover resales of First Citizens stock received by any person upon completion of the merger, and no person is authorized to make any use of or rely on this Proxy Statement/Prospectus in connection with or to effect any resale of First Citizens shares.

Source of Funds for Cash Portion of Merger Consideration

First Citizens intends to pay the cash portion of the merger consideration to the SHB shareholders from funds available to First Citizens at closing. First Citizens currently intends these funds to be comprised primarily of $12 million of borrowing from First Tennessee Bank National Association, $2 million from the proceeds of an equity offering by its indirect, wholly-owned real estate investment trust subsidiary, and $2 million from a cash dividend paid by First Citizens National Bank, with the remainder to be paid with cash on hand.

THE MERGER AGREEMENT

The following summary of certain terms and provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is incorporated into this Proxy Statement/Prospectus by reference and, with the exception of exhibits and schedules to the Merger Agreement, is attached as Annex A to this Proxy Statement/Prospectus.

General

The Merger Agreement provides for the merger of SHB with and into First Citizens, at which time the separate corporate existence of SHB will cease and First Citizens will be the surviving corporation. First Citizens will continue to exist as a Tennessee corporation. Southern Heritage Bank will become a wholly-owned subsidiary of First Citizens. Subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the merger will become effective upon the filing of the articles of merger in the office of the Secretary of State of Tennessee in accordance with the Tennessee Business Corporation Act. See “THE MERGER AGREEMENT - Conditions to the Merger.” On June 27, 2014, First Citizens and SHB amended the Merger Agreement to correct a clerical error in the amount to be paid to SHB’s shareholders for fractional shares. On August 14, 2014, First Citizens and SHB further amended the Merger Agreement to extend the date upon which the merger must be completed from September 30, 2014 to October 30, 2014 and to provide that the mailing of letters of transmittal and election forms to SHB shareholders by the exchange agent will occur on or immediately following the meeting date of SHB shareholders and that the elections form must be returned by SHB shareholders within fifteen days of such mailing date in order to be considered timely. See Annex A to this Proxy Statement/Prospectus for a copy of the First and Second Amendments to the Merger Agreement.

The merger will have the effects set forth in Section 48-21-108 of the Tennessee Business Corporation Act.

During a special meeting on July 16, 2014, First Citizens’ shareholders voted on and approved the First Citizens Charter Amendment authorizing an additional class of common stock (Class A common stock) and a reclassification of First Citizens’ outstanding common stock. Upon the filing of the First Citizens Charter Amendment, each share of First Citizens common stock outstanding immediately prior to such filing owned by a shareholder of record who owned between one and 299 shares of such common stock was, by virtue of the filing of the First Citizens Charter Amendment and without any action on the part of the holders, reclassified as Class A common stock, on the basis of one share of Class A common stock per each share of common stock so reclassified. Each share of First Citizens common stock outstanding immediately prior to the filing of the First Citizens Charter Amendment owned by a shareholder of record who owned 300 or more shares of such common stock was not reclassified and continued to be classified as common stock. The First Citizens common stock continues to have unlimited voting rights. The First Citizens Class A common stock has no voting rights, except as may be required by law.

First Citizens’ charter, as amended, in effect as of the effective time of the merger will be the charter of the surviving corporation. First Citizens’ bylaws, as amended, in effect as of the effective time of the merger will be the bylaws of the surviving corporation.

Terms of the Merger

Under the terms of the Merger Agreement, if the Merger Agreement is approved and the merger is completed, all outstanding shares of SHB stock will be canceled and converted into the right to receive an aggregate of (i) $16,085,903.75 in cash and (ii) shares of First Citizens stock in the amounts as follows: 269,302 shares of First Citizens common stock, no par value per share and 108,356 shares of First Citizens Class A common stock, no par value per share, subject to adjustments as provided in the Merger Agreement and further described herein.

The Merger Agreement provides that, at the effective time of the merger, each share of SHB stock issued and outstanding immediately prior to the effective time of the merger will, subject to the election set forth below, be converted into the right to receive (i) $12.25 in cash, plus (ii) 0.2876 of a share of First Citizens stock. The amount of per share merger consideration is subject to adjustment as provided in the Merger Agreement and further described herein. The SHB shareholders who hold SHB common stock, $1.00 par value per share, will receive First Citizens common stock and the SHB shareholders who hold (i) SHB Class A common stock, $1.00 par value per share, (ii) SHB Class B common stock, $1.00 par value per share, or (iii) SHB Series A preferred stock, no par value per share, will receive First Citizens Class A common stock.

Under the terms of the Merger Agreement, shareholders of SHB who hold more than one share of SHB stock may elect to receive consideration in exchange for each share of SHB common stock in the form of: (a) 0.5751 shares of First Citizens stock or (b) $24.50 in cash, as subject to adjustment pursuant to the merger consideration adjustments as provided in the Merger Agreement and further described herein.

The allocation of the total form of consideration and the total and per share consideration amount is subject to proration and adjustment under certain circumstances as provided in the Merger Agreement, including the requirement that SHB have a certain minimum net worth at closing and an adjustment for SHB’s Accumulated Other Comprehensive Income (Loss) if applicable. Shareholders may not receive the form of consideration they elect. The exchange agent under the Merger Agreement will effectuate the allocation among the shareholders of the right to receive the stock consideration, the cash consideration or a combination of both the stock consideration and the cash consideration in the merger in accordance with the adjustments set forth in the Merger Agreement.

On the closing date, the Minimum Net Worth (as defined in the Merger Agreement) of SHB is required to be an amount greater than or equal to $22,863,000. If the estimated closing equity balance of SHB, to be delivered by SHB to First Citizens not more than 15 business days prior to the closing date, is less than the Minimum Net Worth, the cash consideration will be reduced by an amount equal to the difference between the estimated closing equity balance of SHB and the Minimum Net Worth.

If the closing were to have occurred on August 15, 2014, the latest practicable date prior to the date of first mailing of this Proxy Statement/Prospectus, SHB’s closing net worth would have been $23,628,000, and there would accordingly have been no downward adjustment to the cash portion of the merger consideration, and SHB’s management expects that in the ordinary course of business, which SHB’s management believes will be the case, the closing equity at the date of determination will be greater than or equal to $22,863,000. However, in the event of an extraordinary set of circumstances which SHB’s management does not currently expect, SHB’s closing net worth could be significantly less than $22,863,000. In such extraordinary circumstances, and assuming First Citizens did not elect to exercise its right to terminate the Merger Agreement for breach of the representation of the absence of certain changes or events pursuant to the Merger Agreement, the per share merger consideration to SHB shareholders could be significantly lower than $24.50 per share, and if the closing equity were to drop to as low as $6,777,096.50, then SHB shareholders would receive no cash consideration and would receive only First Citizens stock for their SHB stock of 0.2876 shares of First Citizens stock for each share of SHB stock.

In order for First Citizens to maintain satisfactory capital ratios, if, as of the closing date, SHB’s Accumulated Other Comprehensive Income (Loss) is a loss greater than $3,400,000, then First Citizens may, at the closing and in its sole discretion, increase the stock consideration and decrease the cash consideration so that the aggregate value of the shares of First Citizens stock, utilizing the First Citizens Measuring Price (as defined below), issued to the holders of SHB stock in connection with the merger is equal to up to 55% of the sum of (i) the aggregate value of the shares of First Citizens stock to be issued to the holders of SHB stock in connection with the merger utilizing the First Citizens Measuring Price and (ii) the aggregate cash value consideration. For the purposes of determining adjustments for Accumulated Other Comprehensive Income (Loss), the value of the stock consideration is determined by utilizing a value for the First Citizens common stock of $42.60 per share and a value for the First Citizens Class A common stock of $42.60 per share (the “First Citizens Measuring Price”). In the event that the stock consideration and cash consideration are adjusted for Accumulated Other Comprehensive Income (Loss), all references in the Merger Agreement to the “stock consideration” and the “cash consideration” will refer to the stock consideration and cash consideration as adjusted.

At the effective time of the merger, each share of SHB stock held in treasury of SHB or owned by any direct or indirect wholly owned subsidiary of SHB immediately prior to the effective time of the merger (other than shares of SHB stock held (i) directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties (any such shares, whether held directly or indirectly, being referred to herein as “Trust Account Shares”) and (ii) by SHB or any of its subsidiaries in respect of a debt previously contracted (any such shares of SHB stock, whether held directly or indirectly (the “Treasury Shares”)), will be canceled and will cease to exist, and no First Citizens stock or other consideration will be delivered in exchange therefor. Any shares of First Citizens stock that are owned by SHB or any of its subsidiaries (other than shares of First Citizens stock held (i) directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties, and (ii) by SHB or any of its subsidiaries in respect of a debt previously contracted) shall become treasury stock of First Citizens.

At the effective time of the merger, SHB shareholders, other than those who perfect dissenters’ rights in accordance with Tennessee law, will have no further rights as SHB shareholders, other than the right to receive their per share merger consideration.

If, prior to the merger, shares of First Citizens stock are changed into a different number or class of shares as a result of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend is declared on the shares of First Citizens stock with a record date prior to the merger, the stock portion of the merger consideration will be adjusted accordingly.

Treatment of Options

SHB has represented in the Merger Agreement that there are no outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of SHB common stock or SHB preferred stock or any other equity security or capital stock of SHB or any securities representing the right to purchase or otherwise receive any shares of SHB stock or any other equity security or capital stock of SHB.

Exchange of Certificates in the Merger

Before the effective time of the merger, First Citizens will appoint Computershare or another bank or trust company as an exchange agent to handle the exchange of SHB stock certificates for shares of First Citizens stock and the payment of cash for fractional shares. On or immediately following the meeting date of SHB shareholders, the exchange agent will send to each holder of record of shares of SHB stock as of the latest practicable date prior to the meeting of SHB shareholders a letter of transmittal, an election form and other appropriate materials for such holder to make a stock election, cash election, mixed election, or no election. SHB shareholders must return a completed election form to the exchange agent within 15 days of the mailing of the election form in order for the election form to be deemed timely. If no election form is received, or if an election form is received more than 15 days following mailing, the applicable SHB shareholder's stock will be considered "non-election shares" and, in accordance with the terms of the Merger Agreement, such SHB shareholders will be entitled to receive cash consideration of $12.25 and stock consideration of 0.2876 of a share of First Citizens stock (plus cash in lieu of any fractional shares), subject to adjustment as described in the Merger Agreement. The letter of transmittal will contain instructions explaining the procedure for surrendering SHB stock certificates. You should not return certificates with the enclosed proxy card.

SHB shareholders who surrender their stock certificates, together with a properly completed letter of transmittal and election form, will receive shares of First Citizens stock into which the shares of SHB stock were converted in the merger, cash, or a combination of both consistent with each shareholder’s election form except as such election may be modified consistent with the Merger Agreement. After the effective date of the merger, each certificate that previously represented shares of SHB stock will only represent the right to receive the shares of First Citizens stock, cash, or a combination of both (and cash in lieu of fractions thereof) into which those shares of SHB stock have been converted.

If a certificate for SHB stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the Merger Agreement upon receipt of appropriate affidavit as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

Fractional Shares

No fractional shares of First Citizens common stock will be issued in connection with the merger. Instead, SHB shareholders will receive, without interest, a cash payment from First Citizens equal to $42.60 multiplied by the fraction of a share of First Citizens stock to which the shareholder otherwise would be entitled.

Dividends and Distributions

Until SHB stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to First Citizens common stock into which shares of SHB stock may have been converted will accrue but will not be paid. First Citizens will pay to former SHB shareholders any unpaid dividends or other distributions without interest only after they have duly surrendered their SHB stock certificates. After the effective time of the merger, there will be no transfers on the stock transfer books of SHB of any shares of SHB common or preferred stock. If certificates representing shares of SHB common or preferred stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of SHB common or preferred stock represented by that certificate have been converted.

Effective Time

The merger will be completed when the articles of merger are filed with the Secretary of State of the State of Tennessee. First Citizens and SHB may, however, agree to a later time for completion of the merger and specify that time in the articles of merger. While we anticipate that the merger will be completed on or around October 1, 2014, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. There can be no assurances as to whether, or when, First Citizens and SHB will obtain all of the required approvals or complete the merger. If the merger is not completed on or before October 30, 2014, either First Citizens or SHB may terminate the Merger Agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the Merger Agreement to perform its covenants and agreements in the Merger Agreement. See “THE MERGER AGREEMENT— Conditions to the Completion of the Merger”.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties by SHB and First Citizens regarding aspects of their respective business, financial condition, structure and other facts pertinent to the merger that are customary for a transaction of this kind. They include, among other things, representations and warranties as to:

  the organization, existence, corporate power and authority of each company;

  the capitalization of each company;

  the absence of conflicts with and violations of law and various documents, contracts and agreements;

  the consents or approvals of or filings or registrations with any governmental authority or third party necessary in connection with the consummation of the merger;

  the filing of all reports, registrations and statements with applicable regulatory agencies;

  the fair presentation in all material respects of reports and financial statements provided to the other company;

  the absence of any broker’s or finder’s fees due in connection with the merger other than the brokers specifically identified in the Merger Agreement;

  the absence of any event or circumstance which is reasonably likely to have a material adverse effect;

  the absence of any proceedings pending, knowledge of any proceedings threatened, or knowledge of any basis for such proceedings to be brought;

  the absence of any knowledge that the merger will fail to qualify as a reorganization under Section 368(a) of the Code;

  the absence of any untrue statement of material fact or omission of a material fact necessary to make the statements contained in the Proxy Statement/Prospectus not misleading;

  the absence of regulatory actions pending, or to the knowledge of the companies, threatened against the companies or any of their respective subsidiaries by or before any governmental body or arbitrator having jurisdiction over the companies or their subsidiaries;

  the absence of any reason to believe required regulatory approvals will not be obtained;

  the adequacy and efficiency of insurance policies;

  compliance with the Bank Secrecy Act and Federal Community Reinvestment Act; and

  the accuracy of the statements contained in the Merger Agreement.

The Merger Agreement also contains an additional warranty solely by First Citizens regarding First Citizens having sufficient funds and capitalization to enable First Citizens to timely pay the cash consideration and consummate the transactions contemplated by the Merger Agreement.

The Merger Agreement also contains a number of additional representations and warranties solely by SHB regarding aspects of its business, financial condition, structure and other facts pertinent to the merger that are customary for a transaction of this kind. They include, among other things, representations and warranties as to:

  the timely filing and accuracy of tax returns and timely payment of taxes due and owing;

  compensation and the operation of all employee benefit plans in accordance with applicable law;

  the existence, performance and legal effect of certain contracts and commitments;

  the absence of any anti-takeover laws to which SHB or the merger may be subject;

  compliance with applicable environmental laws;

  loan portfolio matters;

  ownership of real and personal property;

  the absence of certain loans and related matters;

  matters related to the business and customer relationships of SHB and its subsidiaries;

  maintenance of accurate books and records;

  ownership of intellectual property rights and the absence of actions for infringement of intellectual property;

  lack of knowledge of any plan or intention on the part of any shareholder of SHB to make written demand for payment of the fair value of such holder’s share of SHB stock; and

  participation in the SBLF Program.

Most of the representations and warranties of the parties will be deemed to be true and correct if such representations are true and correct in all material respects, or, to the extent qualified as to materiality or “material adverse effect,” shall be true and correct in all respects subject to the applicable materiality qualification or unless the totality of facts, circumstances or events inconsistent with the representations or warranties has had or is reasonably likely to result in losses, damages, liabilities, costs, expenses, judgments or fines in amount of $750,000 or greater, or is materially adverse to (i) the business, condition, assets, properties, rights, prospects or results of operations of the party or its subsidiaries making the representations and warranties taken as a whole, or (ii) on the ability of the party and its subsidiaries to consummate the transactions contemplated by the Merger Agreement. In determining whether a material adverse effect has occurred or is reasonably likely, the parties will disregard any effects resulting from (1) any change in banking laws, rules or regulations of general applicability, (2) any change in GAAP or regulatory accounting principles applicable to banks or their holding companies generally, (3) any action or omission of a party or any subsidiary of that party taken with the express prior written consent of the other party, (4) general changes in national or Tennessee’s economic, monetary, market or financial conditions, including changes in prevailing interest rates, inflation, credit markets or capital market conditions, or in the industries in which each party operates, except, in all cases, to the extent such changes disproportionately affect that party, (5) changes in global or national political conditions, including the outbreak or escalation of acts of terrorism, or (6) the public disclosure of the Merger Agreement or the transactions contemplated by the Merger Agreement.

Conduct of Business Prior to the Merger and Other Covenants

In the Merger Agreement, SHB agreed that, except as expressly contemplated or permitted by the Merger Agreement or with the prior written consent of First Citizens, SHB will carry on its business in the ordinary course consistent with past practice. Each of the parties also agreed to refrain from engaging in, or permitting its subsidiaries to engage in, certain activities which are described in the Merger Agreement.

SHB has agreed to refrain, among other things, from:

  declaring or paying any dividends on, or making other distributions in respect of, any of its capital stock during any period, other than its normal annual dividend consistent with past practices (not to exceed $550,000) and dividends or distributions by a subsidiary of SHB to SHB;

  repurchasing, redeeming or otherwise acquiring (except for the redemption or repurchase of the Series D preferred stock) any shares of SHB stock or of any SHB subsidiary; splitting, combining or reclassifying any shares of SHB stock; or splitting, combining or reclassifying any shares of the capital stock of SHB or its subsidiaries; or issuing, delivering, selling or authorizing or proposing the issuance, delivery or sale of any shares of the SHB capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire any such shares;

  amending any provision of the charter, bylaws or similar governing documents of SHB;

  making capital expenditures in excess of $100,000 in the aggregate;

  entering into any new line of business;

  making any equity investment in, or purchase outside of the ordinary course of business any property or assets of any other person, except as permitted by the Merger Agreement;

  taking any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in the Merger Agreement being or becoming untrue or in any of the conditions set forth in the Merger Agreement not being satisfied;

  changing its accounting methods, except as required by changes in GAAP or regulatory accounting principles;

  adopting, amending or terminating any employee benefit plan or any agreement, arrangement, plan or policy with one or more of its current or former directors, officers or employees;

  increasing in any manner the compensation or fringe benefits of any of its employees, directors or consultants other than in the ordinary course of business pursuant to policies currently in effect;

  granting or awarding any stock options, stock appreciation rights, restricted stock, restricted stock units, performance units or shares of any other equity or equity-based awards;

  selling, leasing, encumbering, assigning or otherwise disposing of or agreeing to sell, lease, encumber, assign or otherwise dispose of any of its material assets, properties or other rights or agreements other than as in the ordinary course of business consistent with past practice;

  incurring any indebtedness outside the ordinary course of business for borrowed money or assuming, guaranteeing, endorsing or otherwise as an accommodation becoming responsible for the obligations of any other individual, corporation or other entity;

  filing an application to relocate or terminate the operations of any banking office of it or any of its subsidiaries;

  entering into, creating, renewing, amending, extending or terminating or giving notice of a proposed renewal, amendment, extension or termination of, any contract, agreement or lease for goods, services or office space to which SHB or any of its subsidiaries is a party or by which SHB or any of its subsidiaries or their respective properties is bound involving aggregate payment obligations in excess of $100,000 over the term of the agreement or contract, or amending or waiving the provisions of any confidentiality or standstill agreement to which SHB or any of its affiliates is a party as of the signing date of the Merger Agreement;

  taking any action or entering into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any required regulatory approvals;

  entering or committing to enter into any new loans outside the ordinary course of business, or in an amount in excess of $1,000,000, or renewing, or committing to renewing, any existing loans in a principal amount in excess of $1,000,000, without having provided prior written notice to First Citizens, or entering into new loan transactions subject to the requirements of Regulation O of the Federal Reserve Board in excess of $250,000 in the aggregate without having provided prior written notice to First Citizens;

  directly or indirectly soliciting, initiating, accepting or participating in any discussion relating to any business combination involving it or any or any offer to acquire all of or a substantial portion of its assets; or

  agreeing or committing to do any of the above listed items.

SHB has agreed to, among other things:

  notify First Citizens in writing within two business days after receipt of any unsolicited acquisition proposal, provide reasonable detail as to the identity of the person making such acquisition proposal and immediately cease and cause to be terminated any existing activities, discussion, or negotiations with any person conducted that relate to any acquisition proposal;

  call and hold a meeting of its shareholders and, through its board of directors, to recommend the Merger Agreement and the transactions contemplated thereby for approval to its shareholders;

  furnish First Citizens with all information concerning SHB or any of its subsidiaries required for inclusion in any regulatory applications or SEC filings;

  furnish First Citizens with copies of written communications received by SHB or any of its subsidiaries from or delivered by any governmental entity in respect of the transactions contemplated by the Merger Agreement;

  use its commercially reasonable best efforts to obtain all third-party consents required under certain of its contracts; and

  use its commercially reasonable best efforts to cause the redemption of all outstanding Small Business Lending Fund securities.

First Citizens has agreed to refrain, among other things, from:

  declaring or paying any dividends on, or making other distributions in respect of, any of its capital stock during any period, other than its normal quarterly dividends consistent with past practices and dividends or distributions by a subsidiary of First Citizens to First Citizens;

  repurchasing, redeeming or otherwise acquiring any shares of First Citizens stock or any First Citizens subsidiary; or issuing, delivering, selling or authorizing or proposing the issuance, delivery or sale of any shares of the First Citizens capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire any such shares;

  amending any provision of the charter, bylaws or similar governing documents of First Citizens, other than the First Citizens Charter Amendment as described in the Merger Agreement and herein;

  taking any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in the Merger Agreement from being or becoming untrue or in any of the conditions set forth in the Merger Agreement not being satisfied;

  taking any action or entering into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any required regulatory approvals;

  changing its accounting methods, except as required by changes in GAAP or regulatory accounting principles; or

  agreeing or committing to do any of the above listed items.

First Citizens has agreed to, among other things:

  prepare and file all necessary regulatory filings and take all reasonable action to aid and assist in the consummation of the merger; and provide copies of such regulatory filings to SHB for which confidential treatment has not been requested;

  prepare and file with the SEC this Proxy Statement/Prospectus and any other applicable documents necessary to cause this Proxy Statement/Prospectus to become effective;

  furnish SHB with all information concerning First Citizens or any of its subsidiaries required for inclusion in any regulatory applications or SEC filings;

  furnish SHB with copies of written communications received by First Citizens or any of its subsidiaries from or delivered by any governmental entity in respect of the transactions contemplated by the Merger Agreement; and

  under certain conditions and time limits per the terms of the Merger Agreement, indemnify and hold harmless each present director and officer and certain affiliates of SHB;

The Merger Agreement also contains other agreements relating to the conduct of the parties prior to the merger, including, among other things, those requiring each party to:

  take all actions required to comply with any legal requirements to complete the merger;

  afford to the other party and its representatives access during normal business hours to all of such party’s information concerning its business, properties and personnel as the other party may reasonably request;

  provide prompt notice of any event or circumstance that could cause any of its representations or warranties to be false or misleading in any material respect after the date of the signing of the Merger Agreement or that may cause any condition set forth in the Merger Agreement to not be satisfied in anticipation of the closing date of the merger;

  cooperate as necessary in conjunction with all approvals, filings and other steps necessary to cause the consummation of the merger;

  use reasonable best efforts not to, and use reasonable best efforts not to permit any subsidiaries to, take any action that would reasonably be expected to prevent the merger from qualifying as a reorganization with the meaning of 368(a) of the Code; and

  not to issue any publication, press release or public announcement with respect to the transactions contemplated by the Merger Agreement without the consent of the other party, except as otherwise required by law.

First Citizens has agreed to cause the employees of SHB and its subsidiaries, at the discretion of First Citizens, to either continue to participate in the SHB employee plans, or, to the extent permissible under the First Citizen plans, become eligible to participate in First Citizens’ employee benefit plans in which similarly situated employees of First Citizens or its subsidiaries participate, to the same extent as similarly situated employees of First Citizens or its subsidiaries with some exceptions as provided in the Merger Agreement. With respect to each First Citizens plan that is an employee benefit plan, for purposes of determining eligibility to participate and entitlement benefits, service with SHB will be treated as service with First Citizens; provided, however, that such service will not be recognized to the extent that such recognition would result in a duplication or increase of benefits; provided, further, that past service credit shall not be taken into account for determining eligibility, vesting or accrual of benefits under any First Citizens defined benefit or nonqualified plan.

SHB has agreed to make stay-pay or retention bonus payments to such employees and officers of SHB and its subsidiaries as defined in the disclosure schedules to the Merger Agreement in an aggregate amount not to exceed $150,000 for the purpose of encouraging such employees and officers to continue in the employ of SHB or its subsidiaries until the effective time of the merger.

Conditions to the Completion of the Merger

Completion of the merger is subject to various conditions. While it is anticipated that all of these conditions will be satisfied, there can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived.

The respective obligations of First Citizens and SHB to complete the merger are subject to the following conditions:

  approval by SHB’s shareholders of the Merger Agreement;

  approval by First Citizens’ shareholders of the First Citizens Charter Amendment authorizing an additional class of common stock to be issued to the shareholders of First Citizens (which approval was obtained July 16, 2014);

  receipt of all required regulatory approvals and expiration of all related statutory waiting periods;

  effectiveness of First Citizens’ registration statement on Form S-4 of which this Proxy Statement/Prospectus constitutes a part;

  absence of any order, injunction or decree of a court or agency of competent jurisdiction which prohibits completion of the merger;

  accuracy of the other party’s representations and warranties contained in the Merger Agreement, except, in the case of most of such representations and warranties, where the failure to be accurate would not be reasonably likely to have a material adverse effect on the party making the representations and warranties (see “THE MERGER AGREEMENT - Representations and Warranties”), and the performance by the other party of its obligations contained in the Merger Agreement in all material respects;

  absence of any statute, rule, regulation, order, injunction or decree which prohibits or makes illegal completion of the merger;

  the holders of less than 10% of the total outstanding share of SHB stock have exercised dissenters’ rights with respect to the merger;

  the receipt of opinions of legal counsel to each company, dated the effective time of the merger, substantially to the effect that the merger will be treated as a reorganization under Section 368(a) of the Code and that First Citizens and SHB will each be a party to the reorganization;

  the required consents shall have been obtained and First Citizens shall have received evidence thereof;

  the required tail coverage shall have been obtained by both companies;

  First Citizens shall have succeeded to SHB’s rights, interests and obligations pursuant to the indenture and the predecessor trustee shall have been replaced by the successor trustee; and

  each of the employment agreements, direct support agreements, and director/officer releases shall remain in full force and effect.

In addition, SHB has agreed to use its best efforts to cause the redemption of all outstanding preferred stock related to its participation in the SBLF program prior to the completion of the merger.

Director Support Agreements

In connection with the execution of the Merger Agreement, each of the directors of SHB and its subsidiaries executed director support agreements. The director support agreements require each director of SHB and its subsidiaries to use his or her reasonable best efforts to refrain from harming the goodwill of First Citizens, SHB, their respective subsidiaries and customer and client relationships. The director support agreements also include restrictions on disclosure of certain confidential information of First Citizens, SHB and their respective subsidiaries by the directors prior to the consummation of the merger or the termination of the Merger Agreement.

Employment Agreements

First Citizens has entered into agreements with J. Lee Stewart, Steve Ledbetter and Virginia Kibble. These agreements will be effective, if at all, upon consummation of the merger, and obligate First Citizens to cause its subsidiary bank (Southern Heritage Bank upon consummation of the merger) to employ Messrs. Stewart and Ledbetter and Ms. Kibble. These agreements include noncompetition, nonsolicitation and confidentiality obligations to Southern Heritage Bank, First Citizens and the affiliated entities that are controlled by First Citizens, and provide for annual salary and annual performance-based cash incentive bonuses and certain additional incentives from Southern Heritage Bank. The agreements of Messrs. Stewart and Ledbetter provide for supplemental executive retirement plan agreements as well.

Release by Officers and Directors of SHB

Upon execution of the Merger Agreement, all of the directors and certain officers of SHB executed release agreements. These agreements release SHB and its subsidiaries and their respective successors, assigns, and related parties from all claims arising from liabilities and obligations existing prior to the effective time of the merger, subject to certain limitations.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval of the merger by the SHB shareholders, as set forth in the Merger Agreement, including by mutual consent of First Citizens and SHB. In addition, the Merger Agreement may generally be terminated by either party:

  60 days after the date on which any request or application for a requisite regulatory approval has been denied or withdrawn at the request or recommendation of the governmental entity which must grant such requisite regulatory approval, unless within the 60-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable governmental entity; provided, however, that no party shall have the right to terminate the Merger Agreement in this manner if such denial or request or recommendation for withdrawal is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe the covenants and agreements of such party as set forth in the Merger Agreement;

  if a governmental entity of competent jurisdiction issues a final nonappealable order enjoining or otherwise prohibiting the merger;

  if the merger is not completed on or before October 30, 2014, unless one or more regulatory approvals have not been received or the party seeking to terminate the Merger Agreement has failed to perform or observe the covenants and agreements of such party set forth in the Merger Agreement;

  if SHB shareholders fail to approve the Merger Agreement;

  if First Citizens shareholders fail to approve the required First Citizens Charter Amendment within 15 business days prior to the closing date of the merger (which approval was obtained on July 16, 2014); or

  if any of the representations or warranties provided by the other party set forth in the Merger Agreement become untrue or incorrect or the other party materially breaches its covenants or other agreements set forth in the Merger Agreement, and the representation or material breach is not cured within the prescribed time limit.

First Citizens may terminate the Merger Agreement if SHB’s board of directors fails to recommend in the proxy statement that SHB’s shareholders approve and adopt the Merger Agreement, SHB’s board of directors has withdrawn, modified or changed, in a manner adverse to First Citizens, its approval or recommendation of the Merger Agreement and the transactions contemplated thereby, or SHB resolves to accept a competing acquisition proposal.

First Citizens may also terminate the Merger Agreement if any legal proceedings are filed or threatened relating to the consummation of the merger (but not relating to the adequacy of the merger consideration) or if any actions by a governmental authority are filed or threatened relating to the consummation of the merger.

Termination Fee

If the Merger Agreement is terminated by First Citizens because:

  SHB’s board of directors fails to recommend in the proxy statement that SHB’s shareholders approve and adopt the Merger Agreement;

  SHB’s board of directors withdraws, modifies, or changes in any manner adverse to First Citizens, its recommendation or approval of the Merger Agreement or the merger; or

  SHB enters into any letter of intent, agreement in principle, or acquisition or similar agreement related to a competing acquisition proposal,

then, unless First Citizens is in material breach of any covenant or obligation under the Merger Agreement, SHB will be required to pay First Citizens a termination fee of $1,000,000 in cash on demand.

If either First Citizens or SHB terminates the Merger Agreement, and within 12 months of termination of the Merger Agreement SHB enters into an acquisition agreement with a third party:

  if SHB takes any action that is intended or may reasonably be expected to result in any of its representations or warranties set forth in the Merger Agreement being or becoming untrue or materially breaching its covenants set forth in the Merger Agreement, and the representation or material breach is not cured within the prescribed time limit, and an acquisition proposal exists at the time of termination (the “Superior Proposal”);

  if SHB shareholders do not approve the Merger Agreement and a Superior Proposal exists at the time of termination,

then, unless First Citizens is in material breach of any covenant or obligation under the Merger Agreement, SHB will be required to pay First Citizens a termination fee of $1,000,000 in cash at the time of the acceptance and execution of the Superior Proposal.

Indemnification

First Citizens has agreed to provide indemnification following the closing of the merger to the officers and directors of SHB and its subsidiaries for claims arising out of matters existing or occurring at or prior to the effective time of the merger, subject to restrictions imposed by law.

Amendment of the Merger Agreement

Subject to compliance with applicable law, the Merger Agreement may be amended by SHB and First Citizens by action taken or authorized by their respective boards of directors at any time. After any approval of the Merger Agreement by SHB shareholders, however, there may not be, without further approval of the SHB shareholders, any amendment of the Merger Agreement which reduces the amount or changes the form of consideration due under the Merger Agreement, other than as contemplated in the Merger Agreement. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of First Citizens and SHB.

Waiver

Prior to the merger, First Citizens and/or SHB, as applicable, may extend the time frame for the performance of any of the obligations or other acts of the other party to the Merger Agreement, waive any inaccuracies in the representations or warranties of the other party contained in the Merger Agreement or waive compliance with any of the agreements of conditions of the other party contained in the Merger Agreement.

Expenses

Each party to the Merger Agreement will bear all expenses incurred by it in connection with the Merger Agreement and the merger.

Management and Operations Following the Merger

The officers and directors of each of First Citizens and First Citizens National Bank immediately prior to the effective time of the merger will continue to be the officers and directors of First Citizens and First Citizens National Bank, respectively, following the merger. Mr. J. Lee Stewart, the current president and chief executive officer of SHB, will be joining the board of directors of First Citizens and First Citizens National Bank. Certain other executive officers of SHB will be retained by First Citizens and may serve as officers of SHB’s subsidiary bank but will not serve as executive officers of First Citizens. SHB will be merged with and into First Citizens, with First Citizens being the surviving corporation. The surviving corporation will operate under the name “First Citizens Bancshares, Inc.” and will continue to engage in the same business as prior to the merger.

Following the merger, the board of directors of First Citizens will consist of 19 members. Eighteen of these directors will be the current members of the board of directors of First Citizens. For more information on these individuals, see “INFORMATION ABOUT FIRST CITIZENS - Management of First Citizens.” J. Lee Stewart, the current president and chief executive officer of SHB, will be joining the First Citizens board of directors as the 19th member. He will also be joining the First Citizens National Bank board of directors. If, prior to the closing date, Mr. Stewart becomes unavailable for any reason to serve as a member of the board of directors of First Citizens or First Citizens National Bank following the merger, the board of directors of First Citizens and First Citizens National Bank will continue with their current members. Biographical information with respect to Mr. Stewart is set forth below:

Mr. Stewart has more than 40 years of banking experience. He began his career in 1972 at American National Bank in Chattanooga as Business Development Officer and Credit Officer. In 1980, he joined First National Bank of Columbus, GA, to organize the bank’s internal loan review functions, and later he was promoted to Vice President of Commercial Lending. In 1985, he joined First American National Bank in Bristol, Tennessee, as Senior Vice President for Commercial Lending and was promoted to City President in 1988 before being transferred in early 1990 to the Cleveland office of First American, where he served as City President until mid-1998.

Mr. Stewart is a graduate of Tennessee Wesleyan College, The National Commercial Lending Graduate School at the University of Oklahoma and the Stonier Graduate School of Banking. His civic activities include involvement with the United Way of Bristol, where he was awarded outstanding volunteer of the year in 1989, and the United Way of Bradley County, where he has served as a Campaign Co-Chairman and as Chairman of the Board. In 2000 he was recognized with the top United Way Volunteer award, the William F. Johnson Sr. Community Service Award. He was a member of the organizing committee of the Greater Cleveland Soccer Association and served as President of the group. He has been active in the Cleveland/Bradley Chamber of Commerce, serving as Treasurer and Chairman of the Board. In 2003 he received the Robert Varnell Leadership Award from the Cleveland/Bradley Chamber of Commerce. He has served on the boards of Cleveland Family YMCA, Junior Achievement and Cherokee Council of Boy Scouts. He is a founding member of the Bradley Sunrise Rotary Club and served as President.

Southern Heritage Bank will, as a result of the merger, become a wholly-owned subsidiary of First Citizens. Southern Heritage Bank will be managed by the same executive officers as existed prior to the merger. Southern Heritage Bank will take such actions that necessary or appropriate to appoint Jeffrey D. Agee and Judy Long to the board of directors of Southern Heritage Bank immediately following the effective time of the merger. For biographical information on Mr. Agee and Ms. Long, see “INFORMATION ABOUT FIRST CITIZENS - Management of First Citizens.” Otherwise, the board of directors will also remain as it existed prior to the merger.

PRICE RANGE OF STOCK AND DIVIDENDS

First Citizens

There is no established public trading market for shares of First Citizens, which is inactively traded in private transactions. Between January 1, 2013 and July 31, 2014 there were trades for approximately 44,856 shares of First Citizens common stock, which was the only class of stock issued and outstanding prior to July 17, 2014. The per share sales price for these trades has ranged from a low of $39.00 to a high of $45.00.

SHB

There is no established public trading market for shares of SHB stock, which is inactively traded in private transactions. Since January 1, 2013, there have been trades for approximately 7,846 shares of SHB common stock, 3,181 shares of SHB Class A common stock and 1,734 shares of SHB Class B common stock. The per share sales price for these trades has ranged from a low of $19.00 to a high of $24.50.

INFORMATION ABOUT FIRST CITIZENS

Business

General

First Citizens is a financial holding company incorporated in Tennessee in 1982. Through its principal bank subsidiary, First Citizens National Bank, First Citizens conducts commercial banking and financial services operations primarily in West and Middle Tennessee. At December 31, 2013, First Citizens and its subsidiaries had total assets of $1.18 billion and total deposits of $969 million. First Citizens’ principal executive offices are located at One First Citizens Place, Dyersburg, Tennessee 38024 and its telephone number is (731) 285-4410.

First Citizens, headquartered in Dyersburg, Tennessee, is the holding company for First Citizens National Bank and First Citizens (TN) Statutory Trusts III and IV. These trusts hold First Citizens’ trust preferred debt and are not consolidated but are accounted for under the equity method in accordance with GAAP.

First Citizens National Bank is a diversified financial services institution that provides banking and other financial services to its customers. First Citizens National Bank provides customary banking services, such as checking and savings accounts, fund transfers, various types of time deposits, safe deposit facilities, financing of commercial transactions and making and servicing both secured and unsecured loans to individuals, firms and corporations. First Citizens National Bank is the only community bank in Tennessee recognized as a preferred lender for the Farm Service Agency of the U.S. Department of Agriculture (“FSA”), which provides emergency farm loans to help producers recover from production and physical losses caused by natural disasters or quarantine. First Citizens National Bank’s agricultural services include operating loans as well as financing for the purchase of equipment and farmland. First Citizens National Bank’s consumer lending department makes direct loans to individuals for personal, automobile, real estate, home improvement, business and collateral needs. First Citizens National Bank typically sells long-term residential mortgages that it originates to the secondary market without retaining servicing rights. First Citizens National Bank’s commercial lending operations include various types of credit services for customers.

First Citizens National Bank has the following subsidiaries:

  First Citizens Financial Plus, Inc., a Tennessee bank service corporation wholly owned by First Citizens National Bank, provides licensed brokerage services that allow First Citizens National Bank to compete on a limited basis with numerous non-bank entities that provide such services to First Citizens’ customer base. The brokerage firm operates three locations in West Tennessee.

  White and Associates/First Citizens Insurance, LLC was chartered by the State of Tennessee and is a general insurance agency offering a full line of insurance products including casualty, life and health, and crop insurance. First Citizens National Bank holds a 50% ownership in the agency, which is accounted for using the equity method. The insurance agency operates nine offices in Northwest Tennessee.

  First Citizens/White and Associates Insurance Company is organized and existing under the laws of the State of Arizona. Its principal activity is credit insurance. First Citizens National Bank holds a 50% ownership in the agency, which is accounted for using the equity method.

  First Citizens Investments, Inc. was organized and exists under laws of the State of Nevada. The principal activity of this entity is to acquire and sell investment securities as well as collect income from its portfolio. First Citizens Investments, Inc. owns the following subsidiaries:

  First Citizens Holdings, Inc., a Nevada corporation and wholly-owned subsidiary of First Citizens Investments, Inc., acquires and sells certain investment securities, collects income from its portfolio, and owns the following subsidiary:

  First Citizens Properties, Inc. is a real estate investment trust organized and existing under the laws of the State of Maryland, the principal activity of which is to invest in participation interests in real estate loans made by First Citizens National Bank and provide First Citizens National Bank with an alternative vehicle for raising capital. First Citizens Holdings, Inc. owns 100% of the outstanding common stock and 60% of the outstanding preferred stock of First Citizens Properties, Inc. Directors, executive officers and certain employees and affiliates of First Citizens National Bank own approximately 40% of the preferred stock which is reported as Noncontrolling Interest in Consolidated Subsidiaries in the Consolidated Balance Sheets of First Citizens included elsewhere in this Proxy Statement/Prospectus.

The following table sets forth a comparative analysis of key balance sheet metrics of First Citizens as of December 31, for the years indicated (in thousands):

	2013	2012	2011
Total assets	$1,174,472	$1,178,325	$1,053,549
Total deposits	968,530	964,839	855,672
Total net loans	572,418	541,497	519,660
Total equity capital	112,606	114,140	103,468

The table below provides a comparison of First Citizens’ performance to industry standards based on information provided by the Federal Reserve. According to the Bank Holding Company Performance Report as of December 31, 2013, First Citizens’ peer group consisted of 344 bank holding companies with assets totaling $1 billion to $3 billion. The following table presents comparisons of First Citizens with its peers as indicated in Bank Holding Company Performance Reports for the years ended December 31 for each of the years indicated:

	2013		2012		2011
	First Citizens	Peer(1)	First Citizens	Peer(2)	First Citizens	Peer(2)
Net interest income to average assets	3.41%	3.33%	3.69%	3.38%	3.89%	3.46%
Net operating income to average assets	1.19%	0.88%	1.27%	0.79%	1.20%	0.57%
Net loan losses to average total loans	0.16%	0.25%	0.14%	0.59%	0.44%	0.94%
Tier 1 capital to average assets(3)	9.40%	9.94%	9.17%	9.74%	9.21%	9.53%
Cash dividends to net income	33.94%	23.12%	32.00%	25.78%	33.54%	23.91%

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(1)	Peer information is provided for December 31, 2013.
(2)	For the years ended December 31, 2012 and 2011, First Citizens’ peer group consisted of approximately 350 bank holding companies with total asset size of $1 to $3 billion.
(3)	Tier 1 capital to average assets is the ratio of core equity capital components to average total assets.

First Citizens and First Citizens National Bank employed a total of 285 full-time equivalent employees as of December 31, 2013. First Citizens and First Citizens National Bank are committed to hiring and retaining high quality employees to execute First Citizens’ strategic plan.

First Citizens’ website address is www.FirstCNB.com. First Citizens makes its Annual Reports and all amendments to those reports available free of charge by link on its website on the “About – Investor Relations” webpage as soon as reasonably practicable. Shareholders may request a copy of the annual report without charge by contacting Laura Beth Butler, Secretary, First Citizens Bancshares, Inc., P. O. Box 370, Dyersburg, Tennessee 38025-0370.

Recapitalization

During a special meeting on July 16, 2014, First Citizens’ shareholders voted on and approved the First Citizens Charter Amendment authorizing an additional class of common stock (Class A common stock) to be issued to certain shareholders of First Citizens. Upon the filing of the First Citizens Charter Amendment, each share of First Citizens common stock outstanding immediately prior to such filing owned by a shareholder of record who owned less than 300 shares of such common stock, was, by virtue of the filing of the First Citizens Charter Amendment and without any action on the part of the holders, reclassified as Class A common stock, on the basis of one share of Class A common stock per each share of common stock so reclassified. Each share of First Citizens common stock outstanding immediately prior to the filing of the First Citizens Charter Amendment owned by a shareholder of record who owned 300 or more shares of such common stock was not reclassified and continued to be classified as common stock. The First Citizens common stock continues to have unlimited voting rights. Each outstanding share of First Citizens Class A common stock has no voting rights, except as may be required by law.

Expansion

First Citizens, through its strategic planning process, intends to seek profitable opportunities that utilize excess capital and maximize income in Tennessee. In determining whether to acquire other banking institutions, First Citizens’ objective is asset growth and diversification into other market areas. Management believes acquisitions and de novo branches afford First Citizens increased economies of scale within operation functions and better utilization of human resources. First Citizens only pursues an acquisition or opens a de novo branch if First Citizens’ board of directors determines it to be in the best interest of First Citizens and its shareholders.

Competition

The business of providing financial services is highly competitive. In addition to competing with other commercial banks in its service area, First Citizens National Bank competes with savings and loan associations, insurance companies, savings banks, small loan companies, finance companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit card organizations, credit unions and other enterprises. In 1998, federal legislation allowed credit unions to expand their membership criteria. Expanded membership criteria coupled with existing tax-exempt status give credit unions a competitive advantage compared to banks.

First Citizens National Bank builds and implements strategic plans and commitments to address competitive factors in the various markets it serves. First Citizens National Bank’s primary strategic focus is on obtaining and maintaining profitable customer relationships in all markets it serves. The markets demand competitive pricing, but First Citizens National Bank competes on high quality customer service that will attract and enhance loyal, profitable customers to First Citizens National Bank. Industry surveys have consistently revealed that 65 to 70% of customers leave banks because of customer service issues. Accordingly, First Citizens National Bank is committed to providing excellent customer service in all markets that it serves as a means of branding and distinguishing itself from other financial institutions. First Citizens National Bank utilizes advertising, including both newspaper and radio, and promotional activities to support its strategic plan.

First Citizens National Bank offers a typical mix of interest-bearing transaction, savings and time deposit products, as well as traditional non-interest bearing deposit accounts. First Citizens National Bank maintains branch offices in Dyer, Fayette, Lauderdale, Obion, Shelby, Tipton, Weakly and Williamson counties in Tennessee and is a leader in deposit market share compared to competitors in Dyer, Fayette, Lauderdale, Obion, Tipton and Weakley counties. First Citizens National Bank has consistently been a leader in market share of deposits in these markets for several years. First Citizens National Bank’s market share has been 19.25% to 19.84% in Dyer, Fayette, Lauderdale, Obion, Tipton and Weakley Counties combined and in excess of 62% in Dyer County for the last three years. The following market share information for these counties (banks only, deposits inside of market) is from the Deposit Market Share Report, as of June 30, 2013, prepared annually by the FDIC (dollars in thousands):

Bank Name	Number of Offices	Total Deposits	Market Share %
First State Bank	15	$799,386	23.17%
FCNB	13	$684,483	19.84%
Bank of Fayette Co	6	$242,382	7.03%
Regions Bank	9	$214,709	6.22%
Somerville Bank & Trust Co	5	$178,029	5.16%
Bank of Ripley	4	$177,158	5.14%
Bancorpsouth Bank	5	$142,022	4.12%
Commercial Bank & Trust Co	2	$121,648	3.53%
Reelfoot Bank	4	$111,027	3.22%
Security Bank	6	$106,924	3.10%
Patriot Bank	2	$98,525	2.86%
Insouth Bank	2	$88,794	2.57%
Clayton Bank & Trust	4	$74,641	2.16%
First South Bank	2	$73,138	2.12%
Bank of Gleason	1	$66,828	1.94%
Bank of Halls	2	$55,341	1.60%
Lauderdale County Bank	2	$43,122	1.25%
Greenfield Banking Co.	2	$41,781	1.21%
Gates Banking & Trust	1	$36,346	1.05%
Brighton Bank	1	$35,818	1.04%
All others	8	$57,673	1.67%
Total	96	$ 3,449,775	100.00%

First Citizens National Bank also competes in the Shelby County and Williamson County markets. Because the size and composition of these two markets is much larger and more diverse than the other markets in which First Citizens National Bank operates, Shelby and Williamson Counties are excluded from the above table. First Citizens National Bank’s market share in Shelby County was 1.02% and 0.99% as of June 30, 2013 and 2012, respectively. First Citizens National Bank’s market share in Williamson County was 1.24% and 0.30% as of June 30, 2013 and 2012, respectively.

Regulation and Supervision

This section provides a brief summary of the regulatory environment in which First Citizens and its subsidiaries operate and is not designed to be a complete discussion of all statutes and regulations affecting such operations, including those statutes specifically mentioned herein. Changes in applicable laws, and their application by regulatory and law enforcement agencies, cannot necessarily be predicted, but could have a material effect on the business and results of First Citizens and its subsidiaries.

First Citizens is a financial holding company under the Bank Holding Company Act and is subject to supervision and examination by the Federal Reserve. As a financial holding company, First Citizens is required to file annual reports with the Federal Reserve and such other information as the Federal Reserve may require. The Federal Reserve also conducts examinations of First Citizens. Federal Reserve approval must be obtained before First Citizens may:

  Acquire ownership or control of any voting securities of a bank or bank holding company where the acquisition results in First Citizens owning or controlling more than 5% of a class of voting securities of that bank or bank holding company; or

  Acquire substantially all of the assets of a bank or bank holding company or merge with another bank holding company.

The Bank Holding Company Act provides that the Federal Reserve shall not approve any acquisition, merger or consolidation that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States. Further, the Federal Reserve may not approve any other proposed acquisition, merger, or consolidation, the effect of which might be to substantially lessen competition or tend to create a monopoly in any section of the country, or which in any manner would be in restraint of trade, unless the anti-competitive effect of the proposed transaction is clearly outweighed in favor of public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served. An application may be denied if the applicant has failed to provide the Federal Reserve with adequate assurances that it will make available such information on its operations and activities, and the operations and activities of any affiliate, deemed appropriate to determine and enforce compliance with the Bank Holding Company Act and any other applicable federal banking statutes and regulations. In addition, the Federal Reserve considers the competence, experience and integrity of the officers, directors and principal shareholders of the applicant and any subsidiaries as well as the banks and bank holding companies concerned. The Federal Reserve also considers the record of the applicant and its affiliates in fulfilling commitments to conditions imposed by the Federal Reserve in connection with prior applications.

First Citizens National Bank is a national banking association and a member of the Federal Reserve System. First Citizens National Bank’s operations are subject to the regulations of the Office of the Comptroller of the Currency (the “OCC”), the Federal Reserve and the FDIC. The OCC regulates and examines First Citizens National Bank and has the authority under the Financial Institutions Supervisory Act of 1966 to prevent First Citizens National Bank from engaging in unsafe or unsound practices in conducting its business. Federal and state banking laws and regulations govern, among other things, the scope of a bank’s business, the investments a bank may make, the reserves against deposits a bank must maintain, loans a bank makes and collateral it takes, the maximum interest rates a bank may pay on deposits, the activities of a bank with respect to mergers and consolidations and the establishment of branches.

Federal Deposit Insurance Corporation Improvement Act

First Citizens and First Citizens National Bank are subject to the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”). Among other things, FDICIA provides a framework for a system of supervisory actions based primarily on the capital levels of financial institutions. FDICIA identifies five capital categories for insured depository institutions (“well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized”) and requires the respective federal regulatory agencies to implement systems for “prompt corrective action” for insured depository institutions that do not meet minimum capital requirements. Capital is measured in two “Tiers” – Tier 1 capital consists of common shareholders’ equity and qualifying non-cumulative perpetual preferred stock, less goodwill and certain other intangible assets, and Tier 2 capital consists of general allowance for losses on loans and leases, “hybrid” debt capital instruments and all or a portion of other subordinated capital debt, depending upon the remaining term to maturity. Total capital is the sum of Tier 1 and Tier 2 capital. For an insured financial institution to be classified as “well capitalized,” the Tier 1 capital, total capital and Tier 1 leverage capital (Tier 1 capital divided by the difference of total assets less goodwill) ratios must be at least 6%, 10% and 5%, respectively. First Citizens National Bank exceeded the criteria for the “well capitalized” category at December 31, 2013. First Citizens is required to comply with the risk-based capital guidelines established by the Federal Reserve and with other tests relating to capital adequacy that the Federal Reserve adopts from time to time. See “- Basel III Capital Rules” below.

FDICIA provides for a risk-based deposit insurance premium structure for insured financial institutions. The FDIC generally provides deposit insurance up to $250,000 per customer per institution for depository accounts held at insured financial institutions. Substantially all of the deposits of First Citizens National Bank are insured up to applicable limits by the Deposit Insurance Fund (“DIF”) of the FDIC and are subject to deposit insurance assessments to maintain the DIF. The FDIC utilizes a risk-based assessment system that imposes insurance premiums based upon a risk matrix that takes into account a bank’s capital level and supervisory rating.

The Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) established the independent Consumer Financial Protection Bureau (the “CFPB”), which is tasked with protecting consumers from unfair, deceptive and abusive financial products and practices. The Dodd-Frank Act also created the Financial Stability Oversight Council to focus on identifying, monitoring and addressing systemic risks in the financial system. The Financial Stability Oversight Council is tasked with recommending increasingly strict rules for capital, leverage and other requirements based on a company’s size and complexity. The Dodd-Frank Act required the implementation of the “Volcker Rule” for banks and bank holding companies, which prohibits, with certain limited exceptions, proprietary trading and investment in and sponsorship of hedge funds and private equity funds, and generally otherwise limits relationships with such funds. The Dodd-Frank Act also includes provisions that, among other things, reorganize bank supervision and strengthen the Federal Reserve.

The Dodd-Frank Act eliminated many of the remaining regulations that limited the ability of a bank to open branches in different states. The Dodd-Frank Act included savings associations and industrial loan companies, as well as banks, in the nationwide deposit limitation. Consequently, no acquisition of any financial institution can be approved if the effect of the acquisition would be to increase the acquirer’s nationwide deposits to more than 10% of all deposits. In addition, pursuant to the Durbin Debt Interchange Amendment to the Dodd-Frank Act (the “Durbin Amendment”), the Dodd-Frank Act requires fees charged for debit card transactions, commonly referred to as interchange fees, to be both “reasonable and proportional” to the cost incurred by the card issuer. Under the Durbin Amendment, the Federal Reserve’s final rule set a base interchange rate of $0.21 per transaction, plus an additional five basis points of the transaction cost for fraud charges. An upward adjustment of no more than $0.01 on the debit interchange fee is also allowed for implementing certain fraud prevention standards. It should be noted that these pricing determinations are the subject of active litigation to which the Federal Reserve is a party. Additionally, issuers are required to include two unaffiliated networks for routing debit transactions, one that is signature-based and one that is personal identification number (PIN) based.

Further, the Dodd-Frank Act provides that the appropriate federal regulators must establish standards prohibiting as an unsafe and unsound practice any compensation plan of a bank holding company or other “covered financial institution” that provides an insider or other employee with “excessive compensation” or could lead to a material financial loss to such institution. Prior to the implementation of the Dodd-Frank Act, the bank regulatory agencies promulgated the Interagency Guidance on Sound Incentive Compensation Policies, which requires financial institutions to establish metrics for measuring the impact of activities to achieve incentive compensation with the related risk to the financial institution of such behavior.

In addition, the Dodd-Frank Act requires a financial holding company to act as a source of financial strength to its subsidiary banks and commit resources to support each such subsidiary. This support may be required at times when a financial holding company may not be able to provide such support.

Gramm-Leach-Bliley Act

Financial holding company powers relate to financial activities that are determined by the Federal Reserve to be financial in nature, incidental to an activity that is financial in nature or complementary to a financial activity (provided that the complementary activity does not pose a safety and soundness risk). The Gramm-Leach-Bliley Financial Modernization Act of 1999 (“GLBA”) expressly characterizes certain activities as financial in nature, including lending activities, underwriting and selling insurance, providing financial or investment advice, securities underwriting, dealing and making markets in securities and merchant banking. In addition, the GLBA prohibits financial institutions such as First Citizens National Bank from disclosing non-public personal financial information to third parties unless customers have the opportunity to opt out of the disclosure.

Community Reinvestment Act

The Community Reinvestment Act of 1977 (“CRA”) and its implementing regulations provide an incentive for regulated financial institutions to meet the credit needs of their local community or communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of such financial institutions. The regulations provide that the appropriate regulatory authority will assess reports under the CRA in connection with applications for establishment of domestic branches, acquisitions of banks or mergers involving financial holding companies. An unsatisfactory rating under CRA may serve as a basis to deny an application to acquire or establish a new bank, to establish a new branch or to expand banking services. As of December 31, 2013, First Citizens had a “satisfactory” rating under the CRA.

USA PATRIOT Act

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as extended and revised by the PATRIOT Improvement and Reauthorization Act of 2005 (the “PATRIOT Act”), requires each financial institution to: (i) establish an anti-money laundering program; (ii) establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving foreign individuals and certain foreign financial institutions; and (iii) avoid establishing, maintaining, administering or managing correspondent accounts in the United States for, or on behalf of, foreign financial institutions that do not have a physical presence in any country. The Patriot Act also requires that financial institutions follow certain minimum standards to verify the identity of customers, both foreign and domestic, when a customer opens an account. In addition, the PATRIOT Act contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities.

Federal Monetary Polices

Monetary policies of the Federal Reserve have a significant effect on operating results of bank holding companies and their subsidiary banks. The Federal Reserve regulates the national supply of bank credit by open market operations in U.S. government securities, changes in the discount rate on bank borrowings and changes in reserve requirements against bank deposits.

Federal Reserve monetary policies have materially affected the operating results of commercial banks in the past and are expected to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of First Citizens and its subsidiaries cannot be accurately predicted.

Basel III Capital Rules

In July 2013, the Federal Reserve published final rules (the “Basel III Capital Rules”) establishing a new comprehensive capital framework for U.S. banking organizations. The Basel III Capital Rules implement the Basel Committee on Banking Supervision’s December 2010 framework known as “Basel III” for strengthening international capital standards as well as certain provisions of the Dodd-Frank Act. The Basel III Capital Rules increase minimum requirements for both the quantity and quality of capital held by banking organizations. The Basel III Capital Rules include a new minimum ratio of common equity Tier 1 capital to risk-weighted assets of 4.5% and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets. The Basel III Capital Rules also adjusted the methodology for calculating risk-weighted assets to enhance risk sensitivity. Beginning January 1, 2015, First Citizens National Bank must be compliant with revised minimum regulatory capital ratios and is in the process of beginning the transitional period for definitions of regulatory capital and regulatory capital adjustments and deductions established under the Basel III Capital Rules.

Limitations on the Payment of Dividends

First Citizens is a legal entity that is separate and distinct from its subsidiaries. The primary source of funds for dividends paid to First Citizens’ shareholders has been dividends paid to First Citizens by First Citizens National Bank. Various federal and state laws limit the amount of dividends that First Citizens National Bank may pay to First Citizens without regulatory approval. Payments of dividends to First Citizens by First Citizens National Bank are subject to the restrictions set forth in the National Bank Act which requires the approval of the OCC if the total of all dividends declared by a national bank in any calendar year exceeds the net income of that national bank for that year combined with the national bank’s retained net income for the preceding two calendar years. Under FDICIA, First Citizens National Bank may not pay any dividends if, after paying the dividend, it would be undercapitalized under applicable capital requirements. The FDIC also has the authority to prohibit First Citizens National Bank from engaging in business practices that the FDIC considers to be unsafe or unsound, which, depending on the financial condition of First Citizens National Bank, could include the payment of dividends.

In addition, the Federal Reserve has the authority to prohibit the payment of dividends by a bank holding company if its actions constitute unsafe or unsound practices. The Federal Reserve has issued a policy statement, Supervisory Release 09-4, on the payment of cash dividends by bank holding companies, which outlines the Federal Reserve’s view that a bank holding company that is experiencing earnings weaknesses or other financial pressures should not pay cash dividends that exceed its net income, that are inconsistent with its capital position or that could only be funded in ways that weaken its financial health, such as by borrowing or selling assets. The Federal Reserve has indicated that, in some instances, it may be appropriate for a bank holding company to eliminate its dividends. Further, in the current financial and economic environment, the Federal Reserve has indicated that bank and financial holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong.

Usury Laws

Tennessee usury laws limit the rate of interest that may be charged by banks operating in Tennessee. Certain federal laws provide for preemption of state usury laws.

Tennessee usury laws permit interest at an annual rate of four percentage points above the average prime loan rate for the most recent week for which such an average rate has been published by the Federal Reserve, or 24%, whichever is less. The “Most Favored Lender Doctrine” permits national banks to charge the highest rate permitted to be charged by any state lender.

Specific usury laws may apply to certain categories of loans, such as the limitation placed on interest rates on single pay loans of $1,000 or less with a term of one year or less. Rates charged on installment loans, including credit cards as well as other types of loans, may be governed by the Industrial Loan and Thrift Companies Act.

Other Legislation

The activities of First Citizens and its subsidiaries are also subject to regulation under various federal laws and regulations thereunder, including the Riegle-Neal Interstate Banking and Branching Efficiency Act, the Truth-in-Lending Act, the Truth-in-Savings Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Fair Credit Reporting Act, the Electronic Funds Transfer Act, the Currency and Foreign Transactions Reporting Act, the National Flood Insurance Act, the Flood Protection Act, the Real Estate Settlement Procedures Act, the Bank Secrecy Act, laws and regulations governing unfair, deceptive, and/or abusive acts and practices, the Servicemembers Civil Relief Act, the Housing and Economic Recovery Act, and the Credit Card Accountability Act, among others, as well as various state laws.

Insurance Activities

Subsidiaries of First Citizens sell various types of insurance as agents in the State of Tennessee. Insurance activities are subject to regulation by the states in which such business is transacted. Although most of such regulation focuses on insurance companies and their insurance products, insurance agents and their activities are also subject to regulation by the states, including, among other things, licensing and marketing and sales practice requirements.

Properties

First Citizens National Bank has 17 full-service bank financial centers, two drive-through only branches and 28 ATMs spread over eight Tennessee counties. A list of available banking locations and hours is maintained on First Citizens National Bank’s website (www.FirstCNB.com) under the “Locations” section. First Citizens National Bank owns and occupies the following properties:

  First Citizens National Bank’s main branch and executive offices are located in a six-story building at One First Citizens Place (formerly 200 West Court), Dyersburg, Dyer County, Tennessee. This property also includes the Banking Annex, which has an address of 215-219 Masonic Street. The Banking Annex houses First Citizens National Bank’s operations, information technology, call center, bank security and mail departments;

  First Citizens National Bank’s downtown drive-through branch is located at 117 South Church Street, Dyersburg, Dyer County, Tennessee, and is a remote motor bank with six drive-through lanes and a drive-up ATM lane;

  The Green Village Financial Center, located at 710 U.S. 51 Bypass adjacent to the Green Village Shopping Center in Dyersburg, Dyer County, Tennessee, is a full-service banking facility;

  The Newbern Financial Center, a full-service facility, is located at 104 North Monroe Street, Newbern, Dyer County, Tennessee;

  The Industrial Park Financial Center located at 2211 St. John Avenue, Dyersburg, Dyer County, Tennessee is a full-service banking facility;

  The Ripley Financial Center is a full-service facility located at 316 Cleveland Street in Ripley, Lauderdale County, Tennessee;

  The Troy Financial Center is a full-service banking facility located at 220 East Harper Street in Troy, Obion County, Tennessee;

  The Union City Financial Center is a full-service banking facility located at 100 W. Washington Avenue in Union City, Obion County, Tennessee.

  The Martin Financial Center is a full-service facility located at 200 University Avenue, Martin, Weakley County, Tennessee;

  The Munford Financial Center is a full-service facility located at 1426 Munford Avenue in Munford, Tipton County, Tennessee. In addition, a drive-through facility is located at 1483 Munford Avenue, also in Munford;

  The Atoka Financial Center is a full-service facility located at 123 Atoka-Munford Avenue, Atoka, Tipton County, Tennessee;

  The Millington Financial Center is a full-service branch facility located at 8170 Highway 51 N., Millington, Shelby County, Tennessee;

  The Bartlett Financial Center is a full-service facility located at 7580 Highway 70, Bartlett, Shelby County, Tennessee;

  The Arlington Financial Center is a full-service facility located at 5845 Airline Road, Arlington, Shelby County, Tennessee;

  The Oakland Financial Center is a full-service facility located at 7285 Highway 64, Oakland, Fayette County, Tennessee;

  The Collierville Financial Center is a full-service facility located at 3668 South Houston Levee in Collierville, Shelby County, Tennessee;

  The Franklin Financial Center is a full-service facility located at 1304 Murfreesboro Road in Franklin, Williamson County, Tennessee;

  The Cool Springs Financial Center is a full-service facility located at 9045 Carothers Parkway, Franklin, Williamson County, Tennessee;

  A full-service facility located on Union University Drive in Jackson, Madison County, Tennessee is currently under construction with an anticipated opening date of October 2014; and

  A lot located on Christmasville Cove in Jackson, Madison County, Tennessee, that was purchased in 2007 on which First Citizens expects to construct a full-service facility in the next three to five years.

First Citizens National Bank owns all properties and there are no liens or encumbrances against any properties owned by First Citizens National Bank. All facilities described above are adequate and appropriate to provide banking services as noted and are adequate to handle growth expected in the foreseeable future. As growth continues or needs change, individual property enhancements or additional properties will be evaluated as necessary.

Legal Proceedings

First Citizens and its subsidiaries are defendants in various lawsuits arising in of the normal course of business. In the opinion of management, the ultimate resolution of such matters should not have a material adverse effect on First Citizens’ consolidated financial condition or results of operations. Litigation is, however, inherently uncertain, and First Citizens cannot make assurances that it will prevail in any of these actions, nor can it estimate with reasonable certainty the amount of damages that it might incur.

Market for First Citizens’ Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Holders and Market Information

As of June 30, 2014, there were approximately 1,062 record shareholders of First Citizens common stock. First Citizens common stock is not listed or traded on any established public trading market. The table below shows the quarterly range of high and low sale prices for First Citizens common stock during the fiscal years 2013 and 2012 and the first and second quarters of 2014. These sale prices represent known transactions reported to First Citizens and do not necessarily represent all trading transactions for the periods.

Year	Quarter	High	Low
2014	First	$44.00	$44.00
	Second	$45.00	$44.00
2013	First	39.00	39.00
	Second	42.60	39.00
	Third	42.60	42.60
	Fourth	42.60	42.60
2012	First	36.00	36.00
	Second	37.80	36.00
	Third	37.80	37.80
	Fourth	39.00	37.80

Dividends

First Citizens paid aggregate dividends per share of First Citizens common stock of $1.30 in 2013, $1.20 in 2012 and $0.25 in each of the first and second quarters of 2014. The following quarterly dividends per share of common stock were paid for 2014, 2013 and 2012:

Quarter	2014	2013	2012
First Quarter	$0.25	$0.25	$0.25
Second Quarter	$0.25	0.25	0.25
Third Quarter	-	0.25	0.25
Fourth Quarter	-	0.55	0.45
Total	$0.50	$1.30	$1.20

Future dividends will depend on First Citizens’ earnings, financial condition, regulatory capital levels and other factors, which First Citizens’ board of directors considers relevant. See the section above entitled “Business – Regulation and Supervision” and Note 16 to First Citizens’ Consolidated Financial Statements included elsewhere in this Proxy Statement/Prospectus for more information on restrictions and limitations on First Citizens’ ability to pay dividends.

Issuer Purchases of Equity Securities

First Citizens had no publicly announced plans or programs for purchase of stock during 2013 or 2014. There were no shares of First Citizens common stock repurchased during the year ended December 31, 2013. During the six months ended June 30, 2014, First Citizens repurchased 1,081 shares of its own common stock for an aggregate cost of $47,564.00 and weighted average per share cost of $44.00.

Unregistered Sales of Securities

There were no unregistered sales of First Citizens’ common stock in 2013, 2012 or the six months ended June 30, 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2013 and 2012

Executive Overview

For the year ended December 31, 2013, First Citizens produced stable core earnings that resulted in a return on equity of 12.06% compared to 12.21% for 2013. Net income for 2013 totaled $13.8 million compared to $13.5 million in 2012. Earnings per share were $3.83 for the year ended December 31, 2013 compared to $3.75 for the year ended December 31, 2012. The combination of strong net interest margin and non-interest income streams with relatively low provision for loan losses provided opportunity for strategically controlled growth in expenses in areas such as investment in salaries and benefits, data security, and brand awareness.

Net interest income totaled $37.9 million in 2013 compared to $36.7 million in 2012. Provision for loan losses totaled approximately $775,000 in 2013 compared to approximately $650,000 in 2012. Gain on sale of available-for-sale securities totaled $1.3 million compared to approximately $680,000 in 2012. Losses on the sale or write-down of other real estate owned totaled approximately $593,000 in 2013 compared to $1.2 million in 2012.

Total equity decreased from $114.1 million as of December 31, 2012 to $112.6 million as of December 31, 2013. The decline in total equity is due to a $10.7 million decrease in accumulated other comprehensive income. Accumulated other comprehensive income decreased due to a decrease of $10.7 million in unrealized appreciation (net of tax) on the available-for-sale securities portfolio compared to prior year. Most of this decrease in accumulated other comprehensive income was offset by growth in retained earnings. Retained earnings increased $9.1 million in 2013 as a result of increased undistributed net income. Return on average equity was 12.06% in 2013 compared to 12.21% for 2012 and 12.22% for 2011. Return on assets (“ROA”) was 1.19%, 1.25% and 1.18% for 2013, 2012 and 2011, respectively. For 2013, First Citizens’ return on equity of 12.06% and ROA of 1.19% exceeded the same measures for the Southeast Public Bank Peer Report, as produced by Mercer Capital’s Financial Institutions Group (the “Peer Report”), which reported an average return on equity of 7.08% and an average ROA of 0.85% for 2013. The Peer Report provides market pricing and performance data on publicly traded banks in Alabama, Arkansas, Georgia, Kentucky, Louisiana, Mississippi, Missouri, and Tennessee.

In 2013, First Citizens’ dividend payout ratio was 33.9% compared to 32.0% in 2012. The dividend payout ratio has trended in the range of 30% to 40% over the past five years as part of First Citizens’ strategic effort to balance growth and preservation of capital with providing a competitive dividend yield. Dividend yield was 3.33% per year in both 2013 and 2012 and is consistent with historical dividend yields in excess of 3.00%. The Peer Report reported an average dividend yield of 1.42% for 2013.

Maintaining a stable net interest margin and manageable interest rate risk profile is perpetual strategic priority for many financial institutions, including First Citizens National Bank. First Citizens’ net interest margin has been in the range of 3.75% to 4.10% over the past ten years and was 3.83% in 2013 and 4.01% in 2012. As of December 31, 2013, First Citizens’ interest rate risk position was liability sensitive. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Interest Rate Risk.”

The efficiency ratio is a measure of non-interest expense as a percentage of total revenue. First Citizens computes the efficiency ratio by dividing non-interest expense by the sum of net interest income on a tax equivalent basis and non-interest income. This is a non-GAAP financial measure, which management believes provides investors with important information regarding First Citizens’ operational efficiency. Comparison of First Citizens’ efficiency ratio with those of other companies may not be possible because other companies may calculate the efficiency ratio differently. The First Citizens’ efficiency ratios for the years ended December 31, 2013, and 2012 were 61.33% and 60.23%, respectively.

The tangible common equity ratio is a non-GAAP measure used by management to evaluate capital adequacy. Tangible common equity is total equity less net accumulated other comprehensive income, goodwill and deposit-based intangibles. Tangible assets are total assets less goodwill and deposit-based intangibles. The tangible common equity ratio was 8.53% as of December 31, 2013 compared to 7.71% as of December 31, 2012.

A reconciliation of the non-GAAP measures of efficiency ratio and tangible common equity ratio is provided as follows (dollars in thousands):

	At or for the Year Ended December 31,
	2013	2012	2011
Efficiency ratio:
Net interest income(1)	$ 40,332	$ 39,047	$ 38,428
Non-interest income(2)	14,030	12,454	11,625
Total revenue	54,362	51,501	50,053
Non-interest expense	33,341	31,017	30,072
Efficiency ratio	61.33%	60.23%	60.08%
Tangible common equity ratio:
Total equity capital	$ 112,606	$ 114,140	$ 103,468
Less:
Accumulated other comprehensive income	(361)	10,291	8,801
Goodwill	13,651	13,651	11,825
Other intangible assets	384	426	35
Tangible common equity	$ 98,932	$ 89,772	$ 82,807
Total assets	$ 1,174,472	$ 1,178,325	$ 1,053,549
Less:
Goodwill	13,651	13,651	11,825
Other intangible assets	384	426	35
Tangible assets	$ 1,160,437	$ 1,164,248	$ 1,041,689
Tangible common equity ratio	8.53%	7.71%	7.95%

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(1)     Net interest income includes interest and rates on securities that are non-taxable for federal income tax purposes that are presented on a taxable equivalent basis based on a federal statutory rate of 34%.

(2)     Non-interest income is presented net of any credit losses from other-than-temporary impairment losses on available-for-sale securities recognized against earnings for the years presented.

Critical Accounting Policies

The accounting and reporting of First Citizens and its subsidiaries conform to GAAP and follow general practices within the industry. Preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that First Citizens’ estimates are reasonable under the facts and circumstances based on past experience and information supplied from professionals, regulators and others. Accounting estimates are considered critical if (i) management is required to make assumptions or judgments about items that are highly uncertain at the time estimates are made and (ii) different estimates reasonably could have been used during the current period, or changes in such estimates are reasonably likely to occur from period to period, that could have a material impact on presentation of First Citizens’ Consolidated Financial Statements.

The development, selection and disclosure of critical accounting policies are discussed and approved by the Audit Committee of First Citizens National Bank’s board of directors. Because of the potential impact on the financial condition or results of operations and the required subjective or complex judgments involved, management believes its critical accounting policies consist of the allowance for loan losses, fair value of financial instruments and goodwill.

There are currently no new accounting standards that have been issued that will have a significant impact on the First Citizens’ financial position, results of operations or cash flows upon adoption.

  Allowance For Loan Losses

The allowance for loan losses represents management’s best estimate of inherent losses in the existing loan portfolio. Management’s policy is to maintain the allowance for loan losses at a level sufficient to absorb reasonably estimated and probable losses within the portfolio. Management believes the allowance for loan losses estimate is a critical accounting estimate because: (i) changes can materially affect provision for loan loss expense on the income statement; (ii) changes in the borrower’s cash flows can impact the reserve; and (iii) management makes estimates at the balance sheet date and also into the future in reference to the reserve. While management uses the best information available to establish the allowance for loan losses, future adjustments may be necessary if economic or other conditions change materially. In addition, as a part of their examination process, federal regulatory agencies periodically review First Citizens National Bank’s loans and allowances for loan losses and may require First Citizens National Bank to recognize adjustments based on their judgment about information available to them at the time of their examination.

  Fair Value of Financial Instruments

Certain assets and liabilities are required to be carried on the balance sheet at fair value. Further, the fair value of financial instruments must be disclosed as a part of the notes to the consolidated financial statements for other assets and liabilities. Fair values are volatile and may be influenced by a number of factors, including market interest rates, prepayment speeds, discount rates, the shape of yield curves and the credit worthiness of counterparties.

Fair values for the majority of First Citizens National Bank’s available-for-sale investment securities are based on observable market prices obtained from independent asset pricing services that are based on observable transactions but not quoted market prices.

Fair value of derivatives (if any) held by First Citizens National Bank is determined using a combination of quoted market rates for similar instruments and quantitative models based on market inputs including rate, price and index scenarios to generate continuous yield or pricing curves and volatility factors. Third-party vendors are used to obtain fair value of available-for-sale securities and derivatives (if any).

  Goodwill

First Citizens’ policy is to review goodwill for impairment at the reporting unit level on an annual basis unless an event occurs that could potentially impair the goodwill amount. Goodwill represents the excess of the cost of an acquired entity over fair value assigned to assets and liabilities. Management believes accounting estimates associated with determining fair value as part of the goodwill test are critical because estimates and assumptions are made based on prevailing market factors, historical earnings and multiples and other contingencies.

Financial Condition

Total assets were flat as of December 31, 2013 compared to December 31, 2012, at $1.18 billion, as loan growth outpaced deposit growth for the first time in the past five years. Loan growth of 5.7% or $31 million was funded primarily through existing cash and cash flows from the investment portfolio while deposits and borrowings each grew less than 1.0% during 2013.

Deposits totaled $969 million as of December 31, 2013 compared to $965 million as of December 31, 2012 and accounted for more than 90% of total funding for First Citizens. Capital decreased approximately 1.3% when comparing December 2013 to December 2012 as a result of an offsetting increase in undistributed net income of $9.1 million and a decrease of $10.6 million in accumulated other comprehensive income. The decrease in accumulated other comprehensive income is due to a reduction in unrealized gains on the available-for-sale investment portfolio. Unrealized gains on investments retreated significantly in 2013 relative to the rise in 10-year Treasury yields, which were 3.04% and 1.78% as of December 31, 2013 and 2012, respectively.

  Investment Securities Analysis

The following table presents the composition of total investment securities as of December 31 for the last five years (in thousands):

	2013	2012	2011	2010	2009
U.S. Treasury and government agencies	$321,703	$346,452	$249,240	$191,443	$ 158,458
State and political subdivisions	134,751	119,143	115,634	102,450	89,211
All other	71	824	591	930	2,122
Total investment securities	$456,525	$466,419	$365,465	$294,823	$ 249,791

In 2013, investment securities decreased $9.9 million primarily due to a $24.7 million decrease in agency mortgage-backed securities (“MBS”) and collateralized mortgage obligations (“CMOs”) and a $15.6 million increase in municipal securities. Changes in the portfolio were primarily driven by incremental purchases of new agency and municipal debt securities which were offset by an overall decrease of $17.3 million in net unrealized appreciation (pre-tax) on the portfolio.

The allocation to tax-exempt municipal securities as a percent of the total portfolio was 29.5% as of December 31, 2013 compared to 25.5% and 31.6% as of December 31, 2012 and 2011, respectively. This range of ratios is consistent with recent allocations, as First Citizens has strategically maintained approximately one-third of its portfolio in the tax-exempt municipal sector for at least the last ten years.

  Maturity and Yield on Securities

Contractual maturities on investment securities generally vary from five to 15 years. However, the expected remaining lives of investment securities are expected to be much shorter due to anticipated payments from the U.S. Treasury and government agency securities. These securities comprised 70% of the investment security portfolio at December 31, 2013 and are primarily amortizing payments that provide stable monthly cash inflows of principal and interest payments. The following table presents carrying amount, contractual maturities and yields by category for debt securities as of December 31, 2013 (dollars in thousands):

	Maturing Within One Year		Maturing After One Year Within Five Years		Maturing After Five Years Within Ten Years		Maturing After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and government agencies(1)	$2	4.00%	$5	2.07%	$6,521	3.71%	$315,175	2.32%	$321,703
State and political subdivisions(2)	2,782	7.04%	14,868	6.50%	55,290	5.38%	61,811	6.07%	134,751
All other	-		-		-		-		-
Total debt securities	2,784		14,873		61,811		376,986		456,454
Equity securities	-		-		-		71	1.25%	71
Total	$2,784		$ 14,873		$ 61,811		$376,986		$ 456,525

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(1)       Of this category, 98% of the total consisted of MBS and CMOs, which are presented based on contractual maturities (with 86% of the total for this category in the Maturing After Ten Years category). However, the remaining lives of such securities are expected to be much shorter due to anticipated payments.

(2)           Yields are presented on a tax-equivalent basis using a federal statutory rate of 34%.

  Held-To-Maturity and Available-For-Sale Securities

First Citizens held no securities in the held-to-maturity or trading categories as of December 31, 2013 or 2012. The following table presents amortized cost and fair value of available-for-sale securities as of December 31, 2013 (in thousands):

	Amortized	Fair
	Cost	Value
U.S. government agencies and corporate obligations	$326,272	$321,703
Obligations of states and political subdivisions	130,813	134,751
U.S. securities:
Equity securities	23	71
Total	$457,108	$456,525

In addition to the amounts presented above, First Citizens National Bank held $5.7 million in FHLB and Federal Reserve Bank stock at both December 31, 2013 and 2012, recorded at cost. Equity securities listed above consisted primarily of shares of Fannie Mae and Freddie Mac perpetual preferred stock.

Objectives of First Citizens National Bank’s investment portfolio management are to provide safety of principal, provide adequate liquidity, insulate GAAP capital against excessive changes in market value, insulate earnings from excessive change and optimize investment performance. Investments also serve as collateral for government, public funds and large deposit accounts that exceed FDIC-insured limits. Pledged investments at December 31, 2013 and 2012 had a fair market value of $206 million and $204 million, respectively. The average expected life of the investment securities portfolio was 4.6 years and 4.7 years as of December 31, 2013, and 2012, respectively. Portfolio yields (on a tax equivalent basis) were 3.35% as of December 31, 2013 compared to 3.41% as of December 31, 2012.

First Citizens classifies investments, based on intent, into trading, available-for-sale and held-to-maturity categories in accordance with GAAP. First Citizens held no securities in the trading or held-to-maturity categories for any of the last five years and does not expect to hold any such securities in 2014. First Citizens’ investment strategy is to classify most of the securities portfolio as available-for-sale, which are carried on the balance sheet at fair market value. Classification of available-for-sale investments allows flexibility to actively manage the portfolio under various market conditions.

U.S. Treasury securities and government agencies and corporate obligations consisted primarily of MBS and CMOs and accounted for 70.5% and 74.3% of the investment portfolio for years ended December 31, 2013 and 2012, respectively. The credit quality of First Citizens’ MBS and CMO portfolio was considered strong and reflected a net unrealized loss (pre-tax) of $4.6 million as of December 31, 2013. The unrealized loss position is attributable to market factors as values are heavily influenced by market rates and the yield curve, including but not limited to the 10-year Treasury rates, which increased approximately 126 basis points from December 31, 2012 to December 31, 2013. Credit quality factors on the bonds and related underlying mortgages are evaluated at the time of purchase and on a periodic basis thereafter. These factors typically include, but are not limited to, average loan-to-value ratios, average FICO credit scores, payment seasoning (how many months of payment history), geographic dispersion, average maturity and average duration. Management believes that this level of amortizing securities provides steady cash flows. Principal cash flows for 2014 are projected to be $60-70 million.

As of December 31, 2013, approximately a third of the investment portfolio was invested in municipal securities, which were geographically diversified, compared to 25% as of December 31, 2012. The fair value of municipal securities totaled $134.8 million ($133.4 million tax-exempt and $1.4 million taxable) at December 30, 2013. Approximately 64% of municipal securities were general obligation municipal bonds and the remaining 36% were revenue bonds at December 31, 2013. The revenue bonds are primarily essential services bonds such as for water and sewer, school systems and other public improvement projects. Overall credit quality of the municipal portfolio was considered strong and reflected a net unrealized gain of $3.9 million as of year-end 2013.

As of December 31, 2012, less than 1% of the investment portfolio consisted of three collateralized debt obligation securities that are backed by trust-preferred securities (“TRUP CDOs”) issued by banks, thrifts and insurance companies. The TRUP CDOs reflected a net unrealized loss of $1.3 million as of year-end 2012. The TRUP CDOs were sold in December 2013 for a gain of approximately $711,000.

The following table indicates by category gross unrealized gains and losses within the available-for-sale portfolio as of December 31, 2013 (in thousands)

	Unrealized Gains	Unrealized Losses	Net
U.S. Treasury securities and obligations of U.S. government agencies and corporations	$2,927	$(7,496)	$(4,569)

Obligations of states and political subdivisions	5,338	(1,400)	3,938
All other	48	-	48
Total	$8,313	$(8,896)	$(583)

Unrealized gains and losses noted above were included in Accumulated Other Comprehensive Income, net of tax.

  Loan Portfolio Analysis

The following table compares the portfolio mix of loans held for investment as of December 31 for each of the last five years (in thousands):

	2013	2012	2011	2010	2009
Commercial, financial and agricultural	$ 81,757	$ 74,014	$ 72,174	$ 66,297	$ 71,301
Real estate-construction	46,959	40,498	39,964	49,148	66,414
Real estate-mortgage	413,235	397,638	383,934	395,256	407,058
Installment loans to individuals	24,807	25,428	28,027	31,593	34,071
Other loans	13,478	11,874	3,600	5,409	8,554
Total loans	$580,236	$549,452	$527,699	$547,703	$587,398

For purposes of the table above, loans do not include loans that are sold in the secondary mortgage market. First Citizens classifies loans to be sold in the secondary mortgage market separately in its consolidated financial statements. Secondary market mortgages totaled $3.0 million, $4.7 million and $2.6 million as of December 31, 2013, 2012 and 2011, respectively. For more information, see Notes 4, 5 and 6 in First Citizens’ Consolidated Financial Statements for the years ended December 31, 2013 and 2012 (the “FCB Consolidated Financial Statements”). Interest and fees earned on secondary mortgage loans were included in mortgage banking income as reported in other non-interest income in the FCB Consolidated Financial Statements.

  Changes In Loan Categories

Total loans at December 31, 2013 were $580 million compared to $549 million at December 31, 2012 and $528 million at December 31, 2011. Improved loan trends were a result of overall increased loan demand. Loans increased 5.6% in 2013 and 4.1% in 2012. The following table details the breakdown of changes by category for the year ended December 31, 2013 (dollars in thousands):

	Increase (Decrease)	Percent Change
Commercial, financial and agricultural	$ 7,743	10.46%
Real estate-construction	6,461	15.95%
Real estate-mortgage	15,597	3.92%
Installment loans to individuals	(621)	(2.44%)
Other loans	1,604	13.50%
Net change in loans	$30,784	5.60%

The loan portfolio remains heavily weighted in real estate loans, which accounted for $460 million or 79% of total loans as of December 31, 2013 compared to $438 million or 80% of total loans as of December 31, 2012. Commercial and residential construction loans accounted for $47 million of the $460 million invested in real estate loans. Construction loans have trended downward steadily over the past five years, but increased slightly in 2013. Although the portfolio was heavily weighted in real estate, First Citizens National Bank does not invest in sub-prime or non-traditional mortgages. Within real estate loans, residential mortgage loans (including residential construction) was the largest category, comprising 38% of total loans as of December 31, 2013 compared to 39% as of December 31, 2012. Diversification of the real estate portfolio is a necessary and desirable goal of First Citizens’ real estate loan policy. In order to achieve and maintain a prudent degree of diversity, given the composition of the market area and the general economic state of the market area, First Citizens will strive to maintain real estate loan portfolio diversification. Risk monitoring of commercial real estate concentrations is performed in accordance with regulatory guidelines and includes assessment of risk levels of various types of commercial real estate and review of ratios of various concentrations of commercial real estate as a percentage of capital. During 2013, loans increased 5.6% and capital decreased 1.3%. Therefore, real estate loans as a percent of capital increased. The following table presents real estate loans as a percent of total risk based capital as of December 31 for each of the last five years:

	2013	2012	2011	2010	2009
As a percent of total risk based capital*:
Construction and development	40.49%	37.79%	40.06%	53.05%	77.40%
Residential (one-to-four family)	147.13%	163.16%	163.40%	184.50%	206.82%
Other real estate loans	209.14%	207.93%	224.04%	245.15%	270.74%
Total real estate loans	396.75%	408.89%	427.50%	482.70%	554.96%

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*      Total risk-based capital is a non-GAAP measure used by regulatory authorities and reported on quarterly regulatory filings. Total risk-based capital for First Citizens National Bank was $116.0 million, $107.2 million, $99.8 million, $92.6 million and $85.5 million as of December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

Positive loan growth in 2013 occurred across all loan categories except installment loans to individuals and is evidence of improved conditions as the U.S. recovers from the most recent economic recession. Of the 10.5% increase in commercial, financial and agriculture loans, loans to finance agriculture production comprised 62.4% of this increase. Agriculture remains a strong sector in the local economies and markets served by First Citizens National Bank, as crop yields and prices had favorable trends in 2013. After First Citizens National Bank strategically reduced its concentration of one-to-four family residential construction and non-owner occupied commercial real estate loans during the period from 2007 to 2012, the more stable economic conditions in 2013 provided opportunities for limited quality growth in these categories as well as lower-risk owner-occupied commercial real estate, especially in growth markets such as Williamson County, Tennessee.

  Average Loan Yields

The average yield on loans of First Citizens National Bank has trended downward over the past five years, as loans have repriced during the historically low interest rate environment. Average yield on loans for the years indicated were as follows:

2013 - 5.67%
2012 - 6.11%
2011 - 6.32%
2010 - 6.42%
2009 - 6.51%

The aggregate amount of unused guarantees, commitments to extend credit and standby letters of credit was $92 million at year-end 2013. For more information regarding commitments and standby letters of credit, see Note 18 in the FCB Consolidated Financial Statements.

  Loan Policy Guidelines

Management has established policies approved by First Citizens’ board of directors regarding portfolio diversification and underwriting standards. Loan policy also includes Board-approved guidelines for collateralization, loans in excess of loan to value (“LTV”) limits, maximum loan amount and maximum maturity and amortization period for each loan type. Policy guidelines for LTV ratios and maturities related to various types of collateral at December 31, 2013, were as follows:

Collateral	Maximum Amortization	Maximum LTV
Real estate	Various (see discussion below)	Various (see discussion below)
Equipment*	5 Years	75%
Inventory	5 Years	50%
Accounts receivable	5 Years	75%
Livestock	5 Years	75%
Crops	1 Year	50%
Securities**	10 Years	75% (Listed), 50% (Unlisted)

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*          New farm equipment can be amortized over seven years with a guaranty by the FSA. Farm irrigation systems may be amortized over seven years without an FSA guaranty.

**        When proceeds are used to purchase or carry securities not listed on a national exchange, maximum LTV shall be 50%.

First Citizens’ manages risk in the real estate portfolio by adherence to regulatory limits in regards to LTV percentages, as designated by the following categories:

Loan Category	Maximum LTV
Raw land	65%
Farmland	80%
Real estate-construction:
Commercial acquisition and development	70%
Commercial, multi-family* and other non-residential	80%
One-to-four family residential owner occupied	80%
One-to-four family residential non-owner occupied	75%
Commercial (existing property):
Owner occupied improved property	85%
Non-owner occupied improved property	80%
Residential (existing property):
Home equity lines	80%
Owner occupied one-to-four family residential	90%
Non-owner occupied one-to-four family residential	75%

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*    Multi-family construction loans include loans secured by cooperatives and condominiums.

Loans may be approved in excess of the LTV limits, provided that they are approved on a case-by-case basis pursuant to First Citizens National Bank’s loan policy as follows:

  The request is fully documented to support the fact that other credit factors justify the approval of that particular loan as an exception to the LTV limit;

  The loan, if approved, is designated in First Citizens National Bank’s records and reported as an aggregate number with all other such loans approved by the full board of directors on at least a quarterly basis;

  The aggregate total of all loans so approved, including the extension of credit then under consideration, shall not exceed 65% of First Citizens National Bank’s total capital; and

  The aggregate portion of these loans in excess of the LTV limits that are classified as commercial, agricultural, multi-family or non-one-to-four family residential property shall not exceed 30% of First Citizens National Bank’s total capital.

First Citizens National Bank’s loan policy additionally requires every loan to have a documented repayment arrangement. While reasonable flexibility is necessary to meet credit needs of customers, in general real estate loans are to be repaid within the following time frames:

Loan Category	Amortization Period
Raw land	10 years
Real estate- construction	1.5 years
Real estate-commercial, multi-family, and other non-residential	20 years
Real estate-one-to-four family residential	25-30 years
Home equity	10 years
Farmland	20 years

  Credit Risk Management and Allowance for Loan Losses

Loan portfolio quality improved in 2013 compared to 2012 and 2011 and remains manageable relative to prevailing market conditions, as is evidenced through improving trends in impaired loans and changes to the allowance for loan losses. The ratio of net charge-offs to average net loans outstanding was 0.16%, 0.14% and 0.44% for the years ended December 31, 2013, 2012 and 2011, respectively. The aggregate of non-performing loans and other real estate owned (“OREO”) as a percent of total loans plus OREO at December 31, 2013 totaled 2.62% compared to 3.14% at December 31, 2012 and 3.52% at December 31, 2011. The volume of OREO decreased $1.8 million and loans charged off decreased $349,000 in 2013 compared to 2012 while total non-performing loans decreased $384,000 from 2013 to 2012. Management believes that First Citizens National Bank’s strong credit risk management practices continue to provide a means for timely identification and assessment of problem credits in order to minimize losses. For additional information regarding First Citizens’ credit risk management procedures and practices and allowance for loan losses, refer to Notes 1, 4 and 5 in the FCB Consolidated Financial Statements.

  Non-Performing Assets

Non-performing assets consist of non-performing loans, OREO and non-accrual debt securities. Non-performing loans consist of non-accrual loans, loans 90 days or more past due and still accruing interest and restructured loans. Interest income on loans is recorded on an accrual basis. The accrual of interest is discontinued on all loans, except consumer loans, which become 90 days past due, unless the loan is well secured and in the process of collection. Consumer loans which become past due 90 to 120 days are charged to the allowance for loan losses. The gross interest income that would have been recorded for the 12 months ended December 31, 2013 if all loans reported as non-accrual had been current in accordance with their original terms and had been outstanding throughout the period was approximately $473,000 for 2013 compared to approximately $596,000, $404,000, $209,000 and $216,000 for the 12 months ended December 31, 2012, 2011, 2010 and 2009, respectively. Loans on which terms have been modified to provide for a reduction of either principal or interest as a result of deterioration in the financial position of the borrower are considered to be restructured loans, or troubled-debt restructurings (“TDRs”). First Citizens had TDRs totaling $4.8 million of December 31, 2013, compared to $5.0 million as of December 31, 2012. For additional discussion regarding non-performing assets, see Note 4 in the FCB Consolidated Financial Statements.

  Other Real Estate Owned

The book value of OREO was $6.8 million as of December 31, 2013, compared to $8.6 million and $11.1 million as of December 31, 2012 and 2011, respectively. As of December 31, 2013, there were approximately 90 properties accounted for as OREO consisting of vacant land, residential lots and other residential and commercial properties. Approximately 91% of the $6.8 million accounted for as OREO as of December 31, 2013, was located in Shelby County, Tennessee and surrounding counties. Management continues efforts to market and liquidate OREO.

Activity in OREO for the years ended December 31, 2013, 2012, and 2011 was as follows (in thousands):

	2013	2012	2011
Beginning balance	$8,580	$11,073	$14,734
Acquisitions	541	1,261	3,565
Capitalized costs	-	159	284
Dispositions	(1,702)	(2,751)	(6,136)
Valuation adjustments through earnings	(593)	(1,162)	(1,374)
Ending balance	$6,826	$ 8,580	$11,073

Capitalized costs consist of costs to complete construction of homes partially complete at the time of foreclosure or to complete certain phases of a development project for raw land. Capitalized costs were incurred in order to improve marketability of certain properties. Valuation adjustments through earnings reflected above includes write down of properties subsequent to foreclosure and realized gains and losses on sale of OREO.

OREO is recorded at the time of foreclosure at the lesser of its appraised value (less cost to sell) or the loan balance. Any reduction in value at the time of foreclosure is charged to the allowance for loan losses. All other real estate parcels are appraised at least annually and carrying values adjusted to reflect the decline, if any, in their realizable value. Such adjustments made subsequent to foreclosure are charged against earnings.

Other non-interest expenses for property taxes, maintenance and other costs related to acquisition or maintenance of OREO totaled approximately $415,000, $455,000 and $682,000 for the years ended December 31, 2013, 2012 and 2011, respectively. The positive trend in other non-interest expense related to OREO from 2011 through 2013 was attributable to the reduced volume of OREO acquired.

  Composition of Deposits

The average balance of deposits and average interest rates paid on such deposits are summarized in the following table for the years ended December 31, 2013, 2012 and 2011 (dollars in thousands):

	2013		2012		2011
	Balance	Rate	Balance	Rate	Balance	Rate
Non-interest bearing demand deposits	$133,019	–	$125,364	–	$107,792	–
Savings deposits	465,847	0.48%	409,576	0.61%	351,221	0.85%
Time deposits	348,454	0.74%	341,005	1.01%	362,313	1.30%
Total deposits	$947,320	0.51%	$875,945	0.68%	$821,326	0.94%

The decrease in average cost of deposits for the year ended December 31, 2013 compared to the prior two years was a result of the continued historically low interest rate environment and a result of the impact of the Federal Open Market Committee (“FOMC”) decision to maintain low federal funds rates during that timeframe. It is expected that federal fund rates will remain at the current range of 0.00% to 0.25% through the end of 2014. During 2013, the prevailing market and competitive environment continued to yield strong competition in the pricing of interest-bearing deposit products, but overall pricing remained very low compared to long-term historical trends. First Citizens National Bank does not compete solely on price, as strategies are focused more on customer relationships that attract and retain core deposit customers rather than time deposits.

Total deposits grew less than 1% from December 31, 2012 to December 31, 2013. Savings deposit growth was $23.6 million or 5.1% and demand deposit balances grew $3.0 million or 2.2% during 2013. Growth in savings and demand deposits was mostly offset by time deposits, which declined $22.9 million or 6.4% in 2013. Savings deposit growth was primarily attributable to growth in First Citizens National Bank’s interest bearing savings accounts, including the Wall Street, e-Solutions and First Rate accounts, which carry competitive attractive rates compared to other options available to customers in time deposits and other brokerage or investment products.

First Citizens National Bank participates in the Certificate of Deposit Account Registry Service (“CDARS”), a deposit placement service that allows First Citizens National Bank to accept very large-denomination certificates of deposit (“CDs”) (up to $50 million) from customers and ensures that 100% of those CDs are FDIC-insured. Participating in this network enhances First Citizens National Bank’s ability to attract and retain large-denomination depositors without having to place funds in a sweep or repurchase agreement. The CDARS network provides a means to place reciprocal deposits for First Citizens National Bank’s customers, purchase time deposits (referred to as “one-way buy” deposits) or to sell excess deposits (referred to as “one-way sell” deposits). One-way buy deposits are structured similarly to traditional brokered deposits. First Citizens National Bank held reciprocal deposits and “one-way buy” deposits in the CDARS program totaling $8.4 million at year-end 2013 compared to $9.7 million at year-end 2012. CDARS accounts are classified as brokered time deposits for regulatory reporting purposes. Brokered deposits were comprised entirely of CDARS balances and accounted for 0.8% of total deposits as of December 31, 2013 and 1.0% of total deposits as of December 31, 2012.

Time deposits over $100,000 (including brokered time deposits) comprised 58.7% of total time deposits as of December 31, 2013 compared to 57.1% as of year-end 2012. As of December 31, 2013, 81.4% of time deposits, including brokered time deposits, will mature or reprice over the next 12 months as the prevailing competitive market and rate environment continued to exhibit strong demand for shorter terms during 2013.

  Other Borrowings

In addition to deposits, First Citizens uses a combination of short-term and long-term borrowings to supplement its funding needs. Short-term borrowings are used to manage fluctuations in liquidity based on seasonality of agricultural production loans and other factors. Short-term borrowings were used on a very limited basis during the most recent two fiscal years because of First Citizens’ strategic efforts to maintain a strong liquidity position, modest loan demand, and steady growth in core deposits.

For more information about short-term and long-term borrowings, see Notes 12 and 13 to the FCB Consolidated Financial Statements.

Other borrowings at the holding company level carried a variable rate and consisted of trust-preferred debt in 2012 and 2011.

First Citizens National Bank’s other borrowings consist of advances from the FHLB. The average volume of FHLB advances for 2013 was $46.1 million at an average rate of 1.93% compared to $40.0 million at an average rate of 2.23% in 2012. The average remaining maturity for FHLB long-term borrowings was approximately four years at December 31, 2013. As of December 31, 2013, FHLB borrowings were comprised primarily of fixed rate positions ranging from 0.54% to 7.05% and maturities from 2014 to 2023. Approximately 9% of total other borrowings or $4.8 million will mature on or before December 31, 2014. As of December 31, 2013, advances totaling $14 million require repayment if call features are exercised. Under the existing and forecasted rate environments, borrowings with call features in place are not likely to be called in the next 12 months and, therefore, were not included in current liabilities. For more information about liquidity, see the section below entitled “– Liquidity.”

  Aggregate Contractual Obligations

At December 31, 2013, contractual obligations were due as follows (in thousands):

Contractual Obligations	Total	Less than One Year	One- Three Years	Three- Five Years	Greater than Five Years
Unfunded loan commitments	$ 87,698	$87,698	$ -	$ -	$ -
Standby letters of credit	4,266	4,266	-	-	-
Other borrowings(1)	51,167	4,805	13,257	17,148	15,957
Capital lease obligations	-	-	-	-	-
Operating lease obligations	-	-	-	-	-
Purchase obligations(2)	1,584	1,584	-	-	-
Other long-term liabilities	-	-	-	-	-
Total	$127,945	$83,741	$17,463	$2,205	$24,536

________________________

(1)           Other borrowings presented as principal only, excluding interest.

(2)           Purchase obligation reflects contract price less payments through December 31, 2013 for construction of full service facility in Jackson, Tennessee.

  Off-Balance Sheet Arrangements

Except for unfunded loan commitments and standby letters of credit, First Citizens National Bank does not engage in a material amount of off-balance sheet activities and does not anticipate material changes in volume in the future.

Results of Operations

First Citizens reported consolidated net income of $13.8 million for the year ended December 31, 2013, compared to $13.5 million for the year ended December 31, 2012. The modest 2.2% increase in net income from 2012 to 2013 was primarily a result of increased net interest income after provision for loan losses and increased non-interest income. Earnings per share were $3.83 for 2013 compared to $3.75 for 2012. Return on average assets was 1.19% and 1.25% for the years ended December 31, 2013 and 2012, respectively. Return on average equity was 12.1%, and 12.2% for 2013 and 2012, respectively.

Net yield on average earning assets was 3.83% in 2013 compared to 4.01% in 2012. Although the net interest income as a percentage of average earning assets decreased in 2013, overall growth in earning assets resulted in an increase of $1.2 million in net interest income in 2013 compared to 2012.

Total non-interest income for the year ended December 31, 2013 increased $1.6 million or 12.7% compared to the year ended December 31, 2012. The net increase was primarily attributable to reduction in losses recognized on OREO totaling approximately $593,000 in 2013 compared to $1.2 million in 2012 and increased gain on sale of available-for-sale securities totaling $1.3 million in 2013 compared to approximately $680,000 in 2012.

First Citizens’ effective tax rate was 23% in each of the years ended December 31, 2013 and 2012. First Citizens’ effective tax rate is impacted by certain factors which can vary from year to year and include, but are not limited to, the volume of and related earnings on tax-free investments within First Citizens National Bank’s investment portfolio, tax-exempt earnings and expenses on bank-owned life insurance (“BOLI”), certain tax benefits that result from dividends and payouts under First Citizens National Bank’s Employee Stock Ownership Plan (“ESOP”), and other factors incidental to the financial services business.

Interest earning assets in 2013 averaged $1.05 billion at an average rate of 4.42% compared to $972.6 million at an average rate of 4.77% in 2012 and $898 million at an average rate of 5.32% in 2011. Interest bearing liabilities at December 31, 2013 averaged $911 million at an average cost of 0.68% compared to $836 million at an average cost of 0.88% at December 31, 2012 and $797 million at an average cost of 1.2% at December 31, 2011.

The following table presents the annual average balance sheet and net interest income analysis for the years ended December 31, 2013, 2012 and 2011 (dollars in thousands):

	AVERAGE BALANCES AND RATES
	2013			2012			2011
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Assets
Interest earning assets:
Loans (1)(2)(3)	$567,414	$ 32,156	5.67%	$ 528,024	$ 32,277	6.11%	$ 541,255	$34,159	6.31%
Investment securities:
Taxable	328,016	7,160	2.18%	283,244	7,222	2.55%	215,458	6,832	3.17%
Tax exempt (4)	124,922	7,129	5.71%	116,142	6,802	5.86%	107,760	6,700	6.22%
Interest earning deposits	29,657	85	0.29%	34,330	89	0.26%	25,537	65	0.25%
Federal funds sold	3,348	16	0.48%	10,841	34	0.31%	8,403	28	0.33%
Total interest earning assets	1,053,357	46,546	4.42%	972,581	46,424	4.77%	898,413	47,784	5.32%
Non-interest earning assets:
Cash and due from banks	14,087			15,288			14,122
Premises and equipment	34,271			29,574			29,758
Other assets	63,500			65,739			66,707
Total assets	$1,165,215			$ 1,083,182			$ 1,009,000
Liabilities and shareholders’ equity
Interest bearing liabilities
Savings deposits	$465,847	$ 2,250	0.48%	$ 409,576	$ 2,491	0.61%	$ 351,221	$2,981	0.85%
Time deposits	348,454	2,576	0.74%	341,005	3,428	1.01%	362,313	4,711	1.30%
Federal funds purchased and other interest bearing liabilities	97,241	1,385	1.42%	85,432	1,458	1.71%	83,217	1,664	2.00%
Total interest bearing liabilities	911,542	6,214	0.68%	836,013	7,377	0.88%	796,751	9,356	1.17%
Non-interest bearing liabilities
Demand deposits	133,019			125,364			107,792
Other liabilities	6,165			11,149			7,351
Total liabilities	1,050,726			972,526			911,894
Total shareholders’ equity	114,489			110,656			97,106
Total liabilities and shareholders’ equity	$1,165,215			$ 1,083,182			$ 1,009,000
Net interest income		$ 40,332			$ 39,047			$ 38,428
Net yield on average earning assets			3.83%			4.01%			4.28%

___________________

(1)       Loan totals are loans held for investments and net of unearned income and loan loss reserves.

(2)       Fee income on loans held for investment is included in interest income and computations of the yield.

(3)       Includes loans on non-accrual status.

(4)       Interest and rates on securities that are non-taxable for federal income tax purposes are presented on a taxable equivalent basis based on First Citizens’ statutory federal tax rate of 34%.

Volume/Rate Analysis

The following table provides an analysis of the impact of changes in balances and rates on interest income and interest expense changes from 2013 to 2012 and 2012 to 2011 (in thousands):

	2013 to 2012 Due to Changes in:			2012 to 2011 Due to Changes in:
	Average Volume	Average Rate	Total Increase (Decrease)	Average Volume	Average Rate	Total Increase (Decrease)
Interest earned on:
Loans	$ 2,233	$ (2,354)	$ (121)	$ (808)	$ (1,074)	$ (1,882)
Taxable securities	976	(1,038)	(62)	1,729	(1,339)	390
Tax-exempt securities	501	(174)	327	491	(389)	102
Interest bearing deposits with other banks	(14)	10	(4)	23	1	24
Federal funds sold and securities purchased under agreements to sell	(36)	18	(18)	8	(2)	6
Total interest earning assets	3,660	(3,538)	122	1,443	(2,803)	(1,360)
Interest expense on:
Savings deposits	270	(511)	(241)	356	(846)	(490)
Time deposits	55	(904)	(849)	(215)	(1,068)	(1,283)
Federal funds purchased and securities sold under agreements to repurchase and other borrowings	168	(241)	(73)	38	(244)	(206)
Total interest bearing liabilities	493	(1,656)	(1,163)	179	(2,158)	(1,979)
Net interest earnings	$ 3,167	$ (1,882)	$ 1,285	$ 1,264	$ (645)	$ 619

  Non-Interest Income

The following table compares non-interest income for the years ended December 31, 2013, 2012 and 2011 (dollars in thousands):

	Total 2013	Increase (Decrease)		Total 2012	Increase (Decrease)		Total 2011
		Amount	%		Amount	%
Mortgage banking income	$ 1,445	$ (52)	(3.47%)	$ 1,497	$ 667	80.36%	$ 830
Income from fiduciary activities	904	68	8.13%	836	33	4.11%	803
Service charges on deposit accounts	4,798	(98)	(2.00%)	4,896	461	10.39%	4,435
Income from ATM and debit cards	2,493	102	4.27%	2,391	192	8.73	2,199
Brokerage fees	1,371	111	8.81%	1,260	(3)	(0.24%)	1,263
Earnings on bank owned life insurance	632	26	4.29%	606	(130)	(17.66%)	736
Gain (loss) on sale of foreclosed property	(593)	569	(48.97%)	(1,162)	212	(15.43%)	(1,374)
Gain on sale or call of available-for-sale securities	1,256	576	84.71%	680	(263)	(27.89%)	943
Gain on disposition of property	-	-	-	-	(273)	(100.00%)	273
Income from insurance activities	858	106	14.10%	752	(147)	(16.35%)	899
Other non-interest income	866	168	24.07%	698	32	4.80%	666
Total non-interest income	$ 14,030	$ 1,576	12.65%	$ 12,454	$ 781	6.69%	$ 11,673

Total non-interest income increased 12.65% in 2013 compared to 2012. Mortgage banking income decreased approximately $52,000 or 3.47% in 2013 due to a reduction in the volume of mortgages sold compared to 2012. Income from fiduciary activities increased 8.13% or approximately $68,000 in 2013 compared to 2012. Service charges on deposits decreased 2.0% in 2013 compared to 2012 primarily due to lower overdraft fees. Brokerage fees increased approximately $111,000 or 8.8% in 2013 compared to 2012. Earnings on BOLI assets increased approximately $26,000 or 4.3% in 2013 compared to 2012.

Loss on sale of foreclosed property includes write downs of OREO subsequent to foreclosure and has reflected an improving trend over the past three years as the overall volume of OREO has declined from 2011 to 2013. Losses on foreclosed property totaled approximately $593,000 in 2013 compared to over $1 million annually in 2012 and 2011.

Gain on sale of available-for-sale securities increased approximately $576,000 in 2013 compared to 2012 primarily due to the sale of the TRUP CDOs. Two of the TRUP CDOs had been on non-accrual status and incurred other-than-temporary impairment losses during the period of 2008 to 2011, but credit quality improved in 2012 and 2013. In December 2013, due to uncertainty of the ability of First Citizens to hold the securities until maturity created by the Volcker Rule, the TRUP CDOs were sold for a gain of approximately $711,000.

In 2013, total non-interest income (excluding impairment losses on available-for-sale securities, if any) contributed 24.13% of total revenue in 2013 compared to 22.02% and 20.41% for 2012 and 2011, respectively. Gain on disposition of property of approximately $273,000 was recognized in 2011 from the sale of First Citizens National Bank’s real property in Union City, Tennessee that previously served as a limited service facility for First Citizens National Bank through January 2009. There were no gains or losses on the disposition of bank property in 2012 or 2013.

Income from White and Associates/First Citizens Insurance, LLC, a full-service insurance agency (“WAFCI”), was included in Income from Insurance Activities in the FCB Consolidated Statements of Income and increased approximately $106,000 or 14.1% in 2013 compared to 2012. Non-interest income generated by WAFCI for 2013, 2012 and 2011 totaled approximately $859,000, $730,000 and $813,000, respectively. Income from insurance activities also includes commissions from the sale of credit life policies and First Citizens’ proportionate share of income from First Citizens National Bank’s other 50% owned insurance agency, First Citizens/White and Associates Insurance Company.

  Non-Interest Expense

The following table compares non-interest expense for the years ended December 31, 2013, 2012 and 2011 (dollars in thousands):

	Total 2013	Increase (Decrease)		Total 2012	Increase (Decrease)		Total 2011
		Amount	%		Amount	%
Salaries and employee benefits	$18,906	$1,474	8.46%	$17,432	732	4.38%	$16,700
Net occupancy expense	1,696	24	1.44%	1,672	(4)	(0.24%)	1,676
Depreciation	1,985	163	8.95%	1,822	42	2.36%	1,780
Data processing expense	1,656	(184)	(10.00%)	1,840	99	5.69%	1,741
Legal and professional fees	467	(239)	(33.85%)	706	53	8.12%	653
Stationary and office supplies	224	4	1.82%	220	3	1.38%	217
Amortization of intangibles	42	7	20.00%	35	(50)	(58.82%)	85
Advertising and promotions	1,118	404	56.58%	714	52	7.85%	662
Premiums for FDIC insurance	804	234	41.05%	570	(253)	(30.74%)	823
Expenses related to other real estate owned	415	(40)	(8.79)%	455	(227)	(33.28%)	682
ATM related fees and expenses	1,496	391	35.38%	1,105	190	20.77%	915
Other expenses	4,532	86	1.93%	4,446	308	7.44%	4,138
Total non-interest expense	$33,341	$2,324	7.49%	$31,017	$945	3.14%	$30,072

Total non-interest expense increased 7.5% in 2013 compared to 2012. Non-interest expense consisted primarily of salaries and employee benefits expense, which comprised 56.7% of total non-interest expense in 2013 compared to 56.0% in each of 2012 and 2011. Salary and employee benefits expense increased 8.5% or $1.5 million in 2013 compared to 2012. Significant expense associated with salaries and benefits is consistent with First Citizens’ strategic plan to hire and retain high quality employees to provide outstanding customer service and strive for exceptional shareholder returns. Increased expense in 2013 is attributable to a combination of pay increases to existing employees, increased cost of employee benefits, including health insurance, and contributions to retirement plans and incentive plans. In 2013, First Citizens also incurred additional salaries and benefits expense for investments in new hires necessary to achieve expansion and growth goals, absorb regulatory burdens and plan for succession.

Net occupancy expense has been flat at $1.7 million annually for 2011 through 2013. Depreciation expense increased 8.95% in 2013 primarily due to the Cool Springs branch, which was purchased in December 2012. Data processing expense decreased 10.0% in 2013 primarily due to effective contract management of expenses for core systems and outsourced portions of the information technology functions of First Citizens National Bank. First Citizens continues to strive for efficiencies in the areas of expansion, data integrity/security and customer service. However, strategies adopted by First Citizens’ board of directors to provide superior customer service will continue to exert pressure on occupancy, depreciation and other non-interest expenses going forward.

Legal and professional fees decreased in 2013 compared to 2012 as a result of decreased legal expenses related to pursuit of deficiencies on loans charged off and foreclosures as well as fewer consulting projects in 2013 compared to 2012 necessary to comply with increased regulatory burdens and to execute certain efficiency strategies.

Stationery and office supplies expense was flat as approximately $220,000 annually in 2011 through 2013 as a result of increased cost of supplies offset by reduced use of paper and other products and strategic efforts to manage controllable expenses.

Fluctuations in expense related to FDIC premiums from 2011 to 2012 were due to changes in how FDIC premiums are calculated and the increase from 2012 to 2013 is primarily due to the increase in overall deposits from organic growth and the December 2012 purchase of the Cool Springs branch.

Advertising and promotions expense increased significantly in 2013 compared to the prior two years due to specific strategic marketing initiatives which included engagement of a marketing firm, adoption of an updated logo and brand awareness campaign, and expansion of overall marketing efforts in newer markets such as Williamson County. Advertising and promotion costs are expensed as incurred and totaled $1.1 million in 2013 compared to approximately $714,000 in 2012 and approximately $662,000 in 2011.

Expenses related to OREO totaled approximately $415,000 in 2013 compared to approximately $455,000 in 2012 and approximately $682,000 in 2011. The reduction in expense was primarily attributable to decreased volume of OREO from 2011 to 2013.

Expenses associated with First Citizens’ ATM and debit card program totaled $1.5 million in 2013 compared to $1.1 million in 2012 and approximately $915,000 in 2011. Increased expenses for the ATM and debit card program were primarily related to costs of regulatory compliance, data integrity, fraud losses and fraud prevention and control. Fraud losses and expenses to contact customers and replace compromised cards have trended upwards over the past three years due to data breaches at large retailers such as Target Corporation. First Citizens has also experienced an increase in the cost of debit card rewards programs as the volume of debit transactions and use of those programs continued to increase each year.

Other non-interest expense increased 7.44% from 2011 to 2012 and 1.93% from 2012 to 2013. Such increases are due to the combined effect of small increases in various expenses, many of which are based on the asset or equity size such as fees paid to the Office of the Comptroller of the Currency, franchise taxes, and certain insurance premiums.

No impairment of goodwill was recognized in any of the periods presented in this report. Goodwill was 1.16% of total assets as of December 31, 2013 and 2012 and 12.12% and 12.18% of total capital as of December 31, 2013 and 2012, respectively. Amortization of core deposit intangibles was approximately $42,000 and $35,000 for the years ended December 31, 2013 and 2012, respectively.

Capital Resources

The following table presents key capital and earnings ratios for the years ended December 31:

	2013	2012	2011	2010	2009
Net income to average total assets	1.19%	1.25%	1.18%	0.92%	0.89%
Net income to average shareholders’ equity	12.06%	12.21%	12.22%	9.80%	10.19%
Dividends declared to net income	33.94%	32.00%	33.54%	40.86%	45.27%
Average equity to average assets	9.83%	10.22%	9.62%	9.38%	8.76%
Total equity to total assets	9.57%	9.69%	9.82%	9.16%	8.81%

Total equity decreased from $114.1 million as of December 31, 2012 to $112.6 million as of December 31, 2013. The decline in total equity is due to a $10.6 million decrease in accumulated other comprehensive income. Accumulated other comprehensive income decreased due to a decrease of $10.6 million in unrealized appreciation (net of tax) on the available-for-sale securities portfolio compared to prior year. Most of this decrease in accumulated other comprehensive income was offset by growth in retained earnings. Retained earnings increased $9.1 million in 2013 as a result of increased undistributed net income.

First Citizens has historically maintained capital in excess of minimum levels established by regulation. The total risk-based capital ratios of 17.6% as of December 31, 2013 compared to 17.1% as of December 31, 2012 were significantly in excess of the 8% mandated by regulation. Risk-based capital focuses primarily on broad categories of credit risk and incorporates elements of transfer, interest rate and market risks. The calculation of risk-based capital ratio is accomplished by dividing qualifying capital by weighted risk assets in accordance with financial institution regulatory guidelines. The minimum risk-based capital ratio is 8.00%. At least one-half of this ratio, or 4.00%, must consist of core capital (Tier 1), and the remaining 4.00% may be in the form of core (Tier 1) or supplemental capital (Tier 2). Tier 1 capital or core capital consists of common shareholders’ equity, qualified perpetual preferred stock and minority interests in consolidated subsidiaries. Tier 2 capital or supplementary capital may consist of the allowance for loan losses, perpetual preferred stock, term-subordinated debt and other debt and stock instruments.

In 2013, First Citizens’ dividend payout ratio was 33.9% compared to 32.0% in 2012. The dividend payout ratio has trended in the range of 30% to 40% over the past five years as part of First Citizens’ strategic effort to balance growth and preservation of capital with providing a competitive dividend yield. Dividend yield was 3.33% per year in both 2013 and 2012 and is consistent with historical dividend yields in excess of 3.00%. The Peer Report reported an average dividend yield of 1.42% for 2013.

As of year-end 2013, there was approximately $25 million of retained earnings available for the payment of future dividends from First Citizens National Bank to First Citizens. Banking regulations require certain capital levels to be maintained and may limit dividends paid by First Citizens National Bank to First Citizens or by First Citizens to its shareholders. Historically, these restrictions have posed no practical limit on the ability of First Citizens National Bank or First Citizens to pay dividends.

As of December 31, 2013, First Citizens had repurchased approximately 109,839 shares of common stock; treasury stock had weighted average cost basis of $27.56 per share at December 31, 2013. There were no treasury stock purchases during the year ended December 31, 2013. During 2012, First Citizens repurchased 100 shares of common stock for an aggregate cost of $3,900 and a weighted average per share cost of $39. There are currently no publicly announced plans or programs to repurchase shares.

Liquidity

First Citizens manages liquidity in a manner to ensure the availability of ample funding to satisfy loan demand, fund investment opportunities and fund large deposit withdrawals. Primary funding sources for First Citizens include customer core deposits and FHLB borrowings as well as correspondent bank and other borrowings. First Citizens’ liquidity position is further strengthened by ready access to a diversified base of wholesale borrowings, which includes lines of credit with the FHLB, federal funds purchased, securities sold under agreements to repurchase, brokered CDs and others.

Management believes that the turmoil and events in financial markets and across the banking industry during the most recent economic recession serve as proof that adequate liquidity is critical to First Citizens’ success and survival, especially during times of market turbulence. Therefore, management maintains and regularly updates its strategic action plans related to liquidity, including crisis and contingency liquidity plans to defend against any material downturn in First Citizens National Bank’s liquidity position.

As of December 31, 2013, deposits accounted for 91.2% of total liabilities compared to 90.7% as of December 31, 2012. Borrowed funds from the FHLB totaled 3.8% ($41 million) of total liabilities as of December 31, 2013 compared to 3.6% ($38 million) as of December 31, 2012. First Citizens National Bank had additional borrowing capacity of $100.5 million with the FHLB as of December 31, 2013. First Citizens National Bank also has federal fund lines of credit with four correspondent banks with lines totaling $54.5 million as of December 31, 2013.

In each of the years ended December 31, 2013 and 2012, First Citizens National Bank held $23 million in short-term CDs with the State of Tennessee. Brokered time deposits were less than $10 million as of year-end 2013 and 2012. Brokered deposits include reciprocal and one-way buy deposits in the CDARS program. For more information about CDARS, see the section above entitled “Financial Condition – Composition of Deposits.”

When evaluating liquidity, funding needs are compared against the current level of liquidity, plus liquidity that would likely be available from other sources. This comparison provides a means for determining whether funds management practices are adequate. Management should be able to manage unplanned changes in funding sources, as well as react to changes in market conditions that could hinder First Citizens National Bank’s ability to quickly liquidate assets with minimal loss. Funds management practices are designed and implemented to ensure that First Citizens does not pay above-market prices for funds or rely unduly on wholesale or credit-sensitive funding sources in order to maintain liquidity. The OCC has established benchmarks to be used as guidelines in managing liquidity. The following areas are considered liquidity red flags:

  Significant increases in reliance on wholesale funding;

  Significant increases in large CDs, brokered deposits or deposits with interest rates higher than the market;

  Mismatched funding, that is, funding long-term assets with short-term liabilities or short-term assets with long-term liabilities;

  Significant increases in borrowings;

  Significant increases in dependence on funding sources other than core deposits;

  Reduction in borrowing lines by correspondent banks;

  Increases in cost of funds;

  Declines in levels of core deposits; and

  Significant decreases in short-term investments.

Although liquidity remains stable, liquidity consistently remains a strategic focus of First Citizens National Bank’s Funds Management Committee, which strives to maintain diverse funding sources conducive to net interest margin strategies. The following table reflects the liquidity position of First Citizens National Bank as of December 31, 2013, 2012 and 2011 in comparison to the OCC Liquidity Benchmarks:

OCC Liquidity Benchmark	2013	2012	2011
Short Term Liabilities/ Total Assets > 20%	26.42%	28.66%	14.85%
On Hand Liquidity to Total Liabilities < 8%	22.39%	24.49%	19.50%
Loan to Deposits < 80%	59.06%	56.09%	60.71%
Wholesale Funds/Total Sources > 15%	4.78%	6.20%	7.00%
Non-Core Funding Dependence > 20%	22.41%	21.88%	22.20%

The above comparison is one quantitative means of monitoring liquidity levels. However, other quantitative and qualitative factors are considered in the overall risk management process for liquidity. Such other factors evaluated by management include, but are not limited to, forecasting and stress testing capital levels, diversification of funding sources, degree of reliance on short-term volatile funding sources, deposit volume trends and stability of deposits. There are no known trends or uncertainties that are likely to have a material effect on First Citizens’ liquidity or capital resources. There currently exist no recommendations by regulatory authorities, which, if implemented, would have such an effect.

Three and Six Months Ended June 30, 2014

Overview

Net income increased approximately $496,000 or 7.3% and earnings per share increased $0.14 or 7.5% when comparing the first six months of 2014 and 2013. For the first six months of 2014, net income totaled $7.3 million compared to $6.8 million for the same period in 2013. Increased earnings in 2014 were primarily due to increased gains on sale of available-for-sale securities, reduced provision for loan losses and increased net interest income.

Management of First Citizens remains steadfast in its commitment to quality growth balanced with strong liquidity and capital positions. Balance sheet growth for first two quarters of 2014 was modest at 2.04% as loan growth was funded primarily by investment cash flows as deposits were flat during the first six months of 2014. Capital increased $9.4 million or 8.4% from December 31, 2013 to June 30, 2014 as a result of undistributed net income of $5.5 million and an increase of $4.0 million in accumulated other comprehensive income due to overall appreciation of the investment portfolio. Unrealized gains and losses on available-for-sale securities continue to fluctuate relative to the overall market yield curve. The market values of the portfolio are heavily influenced by the 10-year Treasury rate, which was 3.04% as of December 31, 2013 and 2.53% as of June 30, 2014.

Key performance metrics for First Citizens reflect solid capital positions and stable earnings for the first six months of 2014 consistent with the same period of prior years. Such key metrics are as follows:

	2014	2013	2012	2011	2010
Net income to average total assets	1.23%	1.17%	1.29%	1.20%	0.88%
Net income to average shareholders’ equity	12.34%	11.73%	12.78%	12.75%	9.72%
Dividends declared to net income	24.86%	26.67%	26.32%	24.69%	25.97%
Average equity to average assets	9.75%	9.99%	10.12%	10.22%	9.50%
Total equity to total assets	10.17%	9.51%	10.14%	9.73%	9.23%

The efficiency ratio is a measure of non-interest expense as a percentage of total revenue. First Citizens computes the efficiency ratio by dividing non-interest expense by the sum of net interest income on a tax equivalent basis and non-interest income. This is a non-GAAP financial measure, which management believes provides investors with important information regarding First Citizens' operational efficiency. Comparison of First Citizens' efficiency ratio with those of other companies may not be possible because other companies may calculate the efficiency ratio differently. The efficiency ratios for the second quarter ended June 30, 2014, 2013 and 2012 were 61.82%, 62.31%, and 59.26%, respectively.

The tangible common equity ratio is a non-GAAP measure used by management to evaluate capital adequacy. Tangible common equity is total equity less net accumulated other comprehensive income (“OCI”), goodwill and deposit-based intangibles. Tangible assets are total assets less goodwill and deposit-based intangibles. The tangible common equity ratio is 8.80% as of June 30, 2014 compared to 8.28% and 8.21% as of June 30, 2013 and 2012, respectively.

A reconciliation of non-GAAP measures of efficiency ratio and tangible common equity is provided as follows for the six months ended June 30, 2014, 2013 and 2012:

	At or for the Six Months Ended June 30,
	2014	2013	2012
Efficiency ratio:
Net interest income(1)	$10,520	$9,994	$9,720
Non-interest income(2)	3,201	3,202	3,007
Total revenue	13,721	13,196	12,727
Non-interest expense	8,483	8,223	7,542
Efficiency ratio	61.82%	62.31%	59.26%
Tangible common equity ratio:
Total equity capital	$122,005	$110,246	$109,782
Less:
Accumulated other comprehensive income	3,631	1,439	10,079
Goodwill	13,651	13,651	11,825
Other intangible assets	362	405	-
Tangible common equity	$104,361	$94,751	$87,878
Total assets	$1,199,609	$1,158,982	$1,082,806
Less:
Goodwill	13,651	13,651	11,825
Other intangible assets	362	405	-
Tangible assets	$1,185,596	$1,144,926	$1,070,981
Tangible common equity ratio	8.80%	8.28%	8.21%

___________________

(1)      Net interest income includes interest and rates on securities that are non-taxable for federal income tax purposes that are presented on a taxable equivalent basis based on federal statutory rate of 34%.

(2)      Non-interest income is presented net of any credit component of other-than-temporary impairment on available-for-sale securities recognized against earnings for the years presented.

Critical Accounting Policies

There was no significant change in critical accounting policies from December 31, 2013 to June 30, 2014.

Changes in Financial Condition

Total assets were $1.20 billion as of June 30, 2014. Total assets increased $23.9 million or 2.0% (annualized 4.1%) during the first two quarters of 2014 primarily as a result of an increase of $31 million in total loans. Federal funds sold grew $2.0 million and available-for-sale investment securities decreased $9.6 million in the first two quarters of 2014 as cash flows were used to fund loan growth. First Citizens remains steadfast in its commitment to asset quality by not compromising underwriting standards in order to grow its loan portfolio.

Deposits were flat with a less than 0.2% (annualized at less than 1.0%) variance from year end 2013 to the end of the second quarter of 2014. Savings deposits decreased $6.9 million and demand deposits decreased $5.7 million during first two quarters of 2014. Demand deposits have been in excess of $130 million during the first six months of 2014 with steady monthly averages for the six-month period in the range of $133 million to $138 million. Time deposits increased $11.3 million during the first six months of 2014.

Securities sold under agreements to repurchase increased $7.3 million or 19.7% since year-end 2013. Securities sold under agreements to repurchase had a monthly average balance range of $37 million to $41 million during the six months ended June 30, 2014. Other borrowings increased approximately $8.4 million during the six months ended June 30, 2014. The increase is primarily because of a $5 million short term advance used to fund seasonal agriculture lines of credit.

Capital increased $9.4 million as a result of undistributed net income totaling $5.5 million and an increase of $4.0 in AOCI during the first two quarters 2014. AOCI increased due to overall appreciation in the available-for-sale investment securities portfolio during the quarter.

Results of Operations

Net interest income is the principal source of earnings for First Citizens and is defined as the amount of interest generated by earning assets minus interest cost to fund those assets. Net interest income increased 2.6% and totaled $19.4 million for the first six months of 2014 compared to $18.8 million in first six months of 2013. The net yield on average earning assets for the second quarters of 2014 and 2013 were 4.44% and 4.37%, respectively. The modest increase of four basis points in yield on earning assets is driven by the modest improvement in reinvestment rates for taxable securities that has occurred during the past twelve months following five years of a downward trend. Cost of interest bearing liabilities decreased from 0.69% in second quarter 2013 to 0.63% in second quarter 2014. Net interest margin for second quarter 2014 was 3.90% compared to 3.78% in second quarter 2013. Net interest margin stabilized in 2013 and has been steady in the 3.78% to 3.90% the past six quarters.

The following quarterly average balances, interest, and average rates are presented in the following table (dollars in thousands):

	QUARTER-TO-DATE AVERAGE BALANCES AND RATES
	2014			2013			2012
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Assets
Interest earning assets:
Loans (1)(2)(3)	$597,686	$8,170	5.47%	$569,572	$8,058	5.66%	$531,695	$8,100	6.09%
Investment securities:
Taxable	316,584	1,797	2.27%	343,287	1,742	2.03%	276,429	1,828	2.65%
Tax exempt (4)	145,144	2,009	5.54%	126,431	1,761	5.57%	116,588	1,691	5.80%
Interest earning deposits	16,444	12	0.29%	17,604	15	0.34%	22,497	18	0.32%
Federal funds sold	3,778	4	0.42%	1,781	3	0.67%	14,804	9	0.24%
Total interest earning assets	1,079,636	11,992	4.44%	1,058,675	11,579	4.37%	962,013	11,646	4.84%
Non-interest earning assets:
Cash and due from banks	13,771			13,189			13,488
Premises and equipment	34,829			34,178			29,356
Other assets	63,907			65,000			64,497
Total assets	$1,192,143			$1,171,042			$1,069,354
Liabilities and shareholders' equity
Interest bearing liabilities:
Interest bearing deposits	$835,327	1,162	0.56%	$817,239	1,230	0.60%	$744,063	1,542	0.83%
Federal funds purchased and other interest bearing liabilities	94,961	310	1.31%	100,926	355	1.41%	85,315	384	1.80%
Total interest bearing liabilities	930,288	1,472	0.63%	918,165	1,585	0.69%	829,378	1,926	0.93%
Non-interest bearing liabilities
Demand deposits	134,592			126,301			120,107
Other liabilities	6,481			9,542			10,539
Total liabilities	1,071,361			1,054,008			960,024
Total shareholders' equity	120,782			117,034			109,330
Total liabilities and shareholders' equity	$1,192,143			$1,171,042			$1,069,354
Net interest income		$10,520			$9,994			$9,720
Net yield on average earning assets			3.90%			3.78%			4.04%

___________________

(1)             Loan totals are loans held for investment and net of unearned income and loan loss reserves.

(2)             Fee income on loans held for investment is included in interest income and computations of yield.

(3)             Includes loans on non-accrual status.

(4)             Interest and rates on securities that are non-taxable for federal income tax purposes are presented on a taxable equivalent basis based on First Citizens’ statutory federal tax rate of 34%.

Provision for loan losses totaled $375,000 and $525,000 in the first two quarters of 2014 and 2013, respectively. Loans charged off net of recoveries totaled approximately $386,000 and $634,000 in the first two quarters of 2014 and 2013, respectively. Allowance for losses on loans as a percent of total loans was 1.28% as of June 30, 2014 compared to 1.33% as of June 30, 2013 and 1.34% as of December 31, 2013.

Non-interest income represents fees and other income derived from sources other than interest-earning assets. Non-interest income was flat at $3.2 million in the second quarter of 2014 and 2013. Non-interest income contributed 22.1% of total revenue in the second quarter of 2014 compared to 22.5% of total revenue in the second quarter of 2013. The following table compares non-interest income for the second quarter of 2014, 2013 and 2012 (dollars in thousands):

	Total 2014	Increase (Decrease)		Total 2013	Increase (Decrease)		Total 2012
		Amount	%		Amount	%
Mortgage banking income	$314	($145)	(31.59%)	$459	$114	33.04%	$345
Income from fiduciary activities	200	(10)	(4.76%)	210	25	13.51%	185
Service charges on deposit accounts	1,153	(30)	(2.54%)	1,183	(41)	(3.35%)	1,224
Income from ATM and debit cards	668	32	5.03%	636	35	5.82%	601
Brokerage fees	328	30	10.07%	298	(102)	(25.50%)	400
Earnings on bank owned life insurance	146	(2)	(1.35%)	148	10	7.25%	138
Gain (loss) on sale of foreclosed property	(22)	128	(85.33%)	(150)	103	(40.71%)	(253)
Gain on sale or call of available-for-sale securities	41	14	51.85%	27	21	350.00%	6
Income from insurance activities	207	(7)	(3.27%)	214	29	15.68%	185
Other non-interest income	166	(11)	(6.21%)	177	0	0.00%	177
Total non-interest income	$3,201	($1)	(0.03%)	$3,202	$194	6.45%	$3,008

Flat non-interest income in the second quarter of 2014 is a result of offsetting variances. Mortgage banking income experienced a significant decrease of 31.6% or approximately $145,000 due to overall lower volumes of both purchase and refinance activity as the overall industry continues to be sluggish because of the significant new regulatory burdens that became effective in January 2014. Decreased mortgage banking income was offset by reduced losses on sale of other real estate compared to the prior year. Losses on sale or write down of other real estate totaled approximately $22,000 during the quarter ended June 30, 2014 compared to approximately $150,000 for the same period in 2013. Fluctuations in other categories were not significant when comparing second quarters of 2014 and 2013.

Income from WAFCI was included in Income from Insurance Activities in the Consolidated Statements of Income. Non-interest income generated by WAFCI for the second quarter of 2014 and 2013 totaled approximately $207,000 and $219,000, respectively. Income from insurance activities also includes commissions from sale of credit life policies and First Citizens’ proportionate share of income (loss) from First Citizens National Bank’s other 50% owned insurance agency.

No other-than-temporary impairment losses were recognized in the three or six months ended June 30, 2014 and 2013.

The following table compares non-interest expense for the second quarter of 2014, 2013 and 2012 (dollars in thousands):

	Total 2014	Increase (Decrease)		Total 2013	Increase (Decrease)		Total 2012
		Amount	%		Amount	%
Salaries and employee benefits	$4,865	$205	4.40%	$4,660	$375	8.75%	$4,285
Net occupancy expense	440	77	21.21%	363	(75)	(17.12%)	438
Depreciation	491	8	1.66%	483	35	7.81%	448
Data processing expense	493	76	18.23%	417	(43)	(9.35%)	460
Legal and professional fees	216	94	77.05%	122	45	58.44%	77
Stationary and office supplies	65	12	22.64%	53	(7)	(11.67%)	60
Amortization of intangibles	10	0	0	10	(4)	(28.57%)	14
Advertising and promotions	218	(24)	(9.92%)	242	70	40.70%	172
Premiums for FDIC insurance	165	(33)	(16.67%)	198	39	24.53%	159
Expenses related to other real estate owned	71	(81)	(53.29%)	152	37	32.17%	115
ATM related fees and expenses	331	(64)	(16.20%)	395	132	52.17%	253
Other expenses	1,118	(10)	(0.89%)	1,128	146	14.87%	982
Total non-interest expense	$8,483	$260	3.16%	$8,223	$750	10.05%	$7,463

Non-interest expense represents operating expenses of First Citizens and increased approximately $260,000 or 3.2% in the second quarter of 2014 compared to the second quarter of 2013. Salary and benefits expense is the largest component of non-interest expense and increased approximately $205,000 or 4.4% from the second quarter of 2014 to the second quarter of 2013. Significant expense associated with salaries and benefits is consistent with First Citizens’ strategic plan to hire and retain high quality employees to provide outstanding customer service and strive for exceptional shareholder returns. Expenses increased in 2014 and 2013 due to a combination of pay increases to existing employees, increased cost of employee benefits including health insurance, contributions to retirement plans and incentive plans. Increased expense in the second quarter of 2014 is also due to First Citizens’ continued strategy to invest in new hires necessary to achieve expansion and growth goals, absorb regulatory burdens and plan for succession.

Net occupancy expense increased approximately 21% from the second quarter of 2013 to the second quarter of 2014 due to a combination of negative expense trends in various occupancy expenses including but not limited to utilities, maintenance and insurance.

Data processing (which includes computer services) expense increased approximately $76,000 or 18% in the second quarter of 2014 compared to the second quarter of 2013 as resources required with respect to current technology and data processing functions, network security and maintenance continue to increase on an annual basis. Data processing is and will continue to be a significant component of non-interest expense as a result of strategic efforts to ensure integrity and security of customer data, industry trends and practices to utilize electronic delivery channels and in order to comply with ever increasing regulatory burdens.

Legal and professional fees totaled approximately $216,000 and $122,000 in second quarter 2014 and 2013, respectively. These fees relate to legal costs associated with the proposed merger and the normal course of business including but not limited to collection efforts on loans and consulting on corporate matters such as regulatory compliance. The increase from 2013 to 2014 is primarily attributable to expenses incurred related to the pending merger with SHB.

Other real estate expense for the second quarter of 2014 was approximately $71,000 compared to approximately $152,000 in the second quarter of 2013. The trend of declining expense is consistent with the declining trend in the overall volume of other real estate. See Other Real Estate section below for additional information.

No impairment of goodwill has been recorded for the current and prior reportable periods. Core deposit intangible expense for the current reportable quarter was flat at approximately $10,000. Quarter-to-date advertising, community relations, and other forms of marketing expenses were approximately $218,000 or 2.57% of other non-interest expense in the second quarter of 2014 compared to approximately $242,000 or 2.95% of total non-interest expense in the second quarter of 2013. All marketing or advertising items are expensed at the time they are incurred.

Investment Securities

Investment securities are primarily held in First Citizens National Bank’s subsidiary, First Citizens Investments, Inc. and in its subsidiary, First Citizens Holdings, Inc. First Citizens National Bank has a portfolio advisory agreement with a third party vendor to manage the investment portfolio. Quarterly average rates for taxable securities for the second quarter of 2014 increased 24 basis points while tax exempt securities decreased three basis points compared to the second quarter of 2013. Changes in the yield curve and market rates over the past year resulted in First Citizens being able to reinvest cash flows from the portfolio in 2014 at rates that meet or exceed that of existing yields as they mature and are repaid. The investment portfolio is heavily weighted in agency mortgage-related securities, which accounted for approximately 67% of the total portfolio. Management's goal continues to be to steadily maintain or improve the quality of the investment portfolio without taking on material risk.

Pledged investments reflect a market value of $225 million as of June 30, 2014.

The carrying value of investment securities as of June 30 for each of the years indicated were as follows (in thousands):

	2014	2013	2012	2011	2010
U.S. Treasury and government agencies	$300,166	$311,495	$291,208	$213,583	$170,206
State and political subdivisions	146,689	122,672	116,441	110,244	92,222
All other	52	1,241	661	606	1,949
Total investment securities	$446,907	$435,408	$408,310	$324,433	$264,377

Investments are classified according to management’s intent under GAAP. There are no securities classified in the trading category for any period presented in this report. Also, there were no securities in the trading or held-to-maturity categories as of June 30, 2014 or December 31, 2013. Amortized cost and fair market value of available-for-sale securities as of June 30, 2014 and December 31, 2013 were as follows (in thousands):

	Amortized Cost	Fair Value
As of June 30, 2014:
U.S. Treasury securities and obligations of U.S. government agencies and corporations	$302,091	$300,166
Obligations of states and political subdivisions	138,920	146,689
All other	10	52
Total investment securities	$441,021	$446,907
As of December 31, 2013:
U.S. Treasury securities and obligations of U.S. government agencies and corporations	$326,272	$321,703
Obligations of states and political subdivisions	130,813	134,751
All other	23	71
Total investment securities	$457,108	$456,525

AOCI reflects $5.9 million net unrealized gain on securities on a pre-tax basis or $3.6 million on a net of tax basis as of June 30, 2014.  During second quarter 2014, net unrealized gains on securities (net of tax) increased $4.0 million from year end 2013 primarily due to modest increase in overall market values of securities held in the portfolio and relative to the variance in 10-year Treasury yields during that timeframe.

In the first two quarters of 2013 and 2014, First Citizens implemented strategies to realize a portion of unrealized gains on the investment portfolio. In the second quarter of 2013, First Citizens sold three bonds totaling $10.9 million with a realized gain on sale of approximately $28,000. In June 2014, First Citizens sold four bonds totaling $9.1 million with a realized gain on sale of approximately $80,000. Reinvestment of proceeds from these sales was split with about 70% reinvested into agency MBS and CMO and the remaining 30% into municipal securities consistent with First Citizens’ overall investment strategy. The effect of these transactions had little impact to the overall risk profile of the portfolio in terms of yield, duration, average maturity and other key metrics.

First Citizens continues to employ a strong due diligence process on securities purchases and factors considered include but are not limited to type of security, diversification among and within portfolio sectors, internal policy limits, credit quality of issuer and/or underlying collateral, ratings, yield, duration, expected life,  and maturity date.

First Citizens held no derivative positions as of June 30, 2014 or December 31, 2013.

Loans

The following table sets forth total loans held for investment net of unearned income by category as of June 30 for the years indicated (in thousands):

	2014	2013	2012	2011	2010
Commercial, financial and agricultural	$97,627	$ 95,979	$ 89,741	$ 75,836	$ 82,388
Real estate-construction	48,728	41,674	37,665	45,416	55,433
Real estate-mortgage	427,862	410,588	386,759	404,492	401,261
Installment loans to individuals	24,378	25,273	26,757	29,903	32,021
Other loans	12,638	11,617	4,401	4,404	4,552
Total loans	$611,233	$585,131	$545,323	$560,051	$575,655

Loans increased $31.0 million from December 31, 2013 to June 30, 2014 and increased $26.1 million from June 30, 2013 to June 30, 2014. Real estate loans increased $24.3 million from June 30, 2013 to June 30, 2014. Commercial, financial and agricultural loans combined increased $1.6 million when comparing June 30, 2014 to June 30, 2013. Loan demand improved during 2013 and has continued to improve through June 2014 after loans had been on a declining trend from 2010 through 2012.

The loan portfolio was heavily weighted in real estate loans, which accounted for approximately $477 million or 78% of total loans as of June 30, 2014. Commercial and residential construction loans comprised $49 million or 8.0% of the total loans as of June 30, 2014. Although the portfolio was heavily weighted in real estate, First Citizens National Bank did not and does not invest in sub-prime or non-traditional mortgages. Within real estate loans, residential mortgage loans (including residential construction and home equity lines of credit) was the largest category comprising 32% of total loans. Diversification of the real estate portfolio is a necessary and desirable goal of First Citizens' real estate loan policy. In order to achieve and maintain a prudent degree of diversity, given the composition of the market area and the general economic state of the market area, management of First Citizens intends to maintain real estate loan portfolio diversification. Risk monitoring of commercial real estate concentrations is performed in accordance with regulatory guidelines and includes assessment of risk levels of various types of commercial real estate and review of ratios of various concentrations of commercial real estate as a percentage of capital.

The aggregate amount of loans First Citizens is permitted to make under applicable bank regulations to any one borrower is 15% of unimpaired capital. First Citizens National Bank’s legal lending limit at June 30, 2014 was $18.2 million. Although First Citizens National Bank’s legal lending limit has been in excess of $10 million for several years, First Citizens National Bank rarely extends credit in excess of $7 million to one borrower. There were no material reportable contingencies as of June 30, 2014.

Agricultural Loans

                First Citizens is one of the largest agriculture lenders in the State of Tennessee and is the only preferred FSA community bank lender in Tennessee. Agriculture makes a significant contribution to commerce of First Citizens’ core market in Dyer County, Tennessee, generating over $100 million in revenue on an annual basis. Agricultural credits including loans secured by farmland and loans to finance agricultural production comprise $99 million of total loans as of June 30, 2014 compared to $79 million as of December 31, 2013 and $95 million as of June 30, 2013. Net loans charged off in this category totaled approximately $3,000 or less during the second quarter of 2014, the second quarter of 2013 and for the year ended December 31, 2013.

Non-Performing Loans and Allowance for Loan Losses

Non-accrual loans totaled $6.6 million as of June 30, 2014 compared to $8.4 million as of December 31, 2013 and $10.2 million as of June 30, 2013. The improving trend of non-accrual loans is because of stable overall credit quality. However, non-accrual balances include a small volume of higher balance loans for which the resolution process has been delayed primarily due to lengthy bankruptcy processes. Also, another contributing factor to the level of non-accrual loans is that while some non-accrual loans are paying and showing improvements, those loans have not yet been on a paying status for long enough or shown enough financial improvement to return to full accrual status. These loans were primarily identified as problem loans and placed on non-accrual status in previous years. The volume of newly identified problem loans has stabilized in recent quarters resulting in an overall reduced level of non-accruals and a manageable level of charge offs.

Non-current loans at second quarter end 2014 were 1.35% of total loans compared to 1.40% as of year-end 2013 and 1.80% as of the second quarter of 2013. Non-performing loans have been in the range of 1-2% of total loans over the past five years.

The allowance for loan losses totaled 1.28% as of June 30, 2014 compared to 1.34% as of December 2013 and 1.34% as of June 30, 2013.  An analytical model based on historical loss experience, current trends and economic conditions as well as reasonably foreseeable events is used to determine the amount of provision to be recognized and to test the adequacy of the loan loss allowance. Loans charged off net of recoveries totaled approximately $386,000 and $634,000 for the six months ended June 30, 2014 and 2013, respectively. Loans charged off net of recoveries totaled approximately $338,000 and $513,000 for the three months ended June 30, 2014 and 2013, respectively.

See also Note 6 and 7  to the FCB CONSOLIDATED FINANCIAL STATEMENTS for additional information regarding the loan portfolio and the allowance for loan losses.

Other Real Estate

The book value of OREO was $5.8 million as of June 30, 2014 and $6.8 million at December 31, 2013.

As of June 30, 2014, there were approximately 70 properties in OREO consisting primarily of residential lots, land for development and other commercial purpose properties. Approximately 91% of the $5.7 million in OREO is located in Shelby County, Tennessee and surrounding counties. Management continues efforts to market and liquidate OREO with minimal losses.

Accounting for adjustments to the value of OREO when recorded subsequent to foreclosure is accomplished on the basis of an independent appraisal. The asset is recorded at the time of foreclosure at the lesser of its appraised value or the loan balance. Any reduction in value at the time of acquisition of the property is charged to the allowance for loan losses. All other real estate parcels are appraised annually and the carrying value adjusted to reflect the decline, if any, in its realizable value. Write-downs subsequent to foreclosure and gains or losses on the sale of OREO are reported in Loss on Sale of Foreclosed Property in the Non-Interest Income section of the Consolidated Income Statements. Net losses on sale or writedown of OREO for the second quarter of 2014 totaled approximately $22,000 compared to net losses approximately $150,000 for the second quarter of 2013.

Other real estate expenses totaled approximately $71,000 in the second quarter of 2014 compared to approximately $152,000 in the second quarter of 2013. Other real estate expenses consist of expenses related to owning the property such as property taxes, insurance, property improvements and maintenance costs.

Activity in OREO for the three months ended June 30, 2014, 2013 and 2012 consisted of the following:

	2014	2013	2012
Beginning balance	$5,948	$ 8,508	$10,832
Acquisitions	1,353	78	243
Capitalized costs	18	-	-
Dispositions	(1,542)	(188)	(243)
Valuation adjustments through earnings	(22)	(150)	(253)
Ending balance	$5,755	$ 8,248	$10,579

Capital Resources

Management of shareholder equity in a highly regulated environment requires a balance between leveraging and return on equity while maintaining adequate capital amounts and ratios. Total capital increased 4.1% during the second quarter 2014 to $122.0 million. The increase in capital consists of an increase in unrealized gains on available-for-sale securities as well as undistributed net income. First Citizens has historically maintained capital in excess of minimum levels established by the Federal Reserve Board. Total risk-based capital ratio as of June 30, 2014 was 17.8%, significantly in excess of the 10% mandated by regulatory guidelines to be considered a well-capitalized institution. Total equity to assets was 9.74% as of June 30, 2014 compared to 9.59% as of December 31, 2013.

Dividends per share were $0.25 per share per quarter in the second quarter of 2014 and 2013. First Citizens continues to pursue a conservative dividend strategy as part of its management's strategic efforts to maintain a strong capital base. The dividend payout ratio was 12.4% in the second quarter of 2014 compared to 13.4% in the second quarter of 2013. Management of First Citizens anticipates continuing to pay quarterly dividends of $0.25 per share in 2014 and will consider a special dividend contingent on First Citizens' actual and projected earnings and capital levels in December 2014. The dividend payout ratio for the year ending December 31, 2014 is expected to be in the range of 30-35%, consistent with the prior year.

During the quarter ended June 30, 2014, First Citizens repurchased 631 shares of its own common stock for an aggregate cost of $28,200.00 and weighted average per share cost of $44.71. First Citizens did not repurchase any of its own stock during the year ended December 31, 2013. First Citizens also has not sold shares of its own stock in the open market during second quarter 2014 or during the year ended December 31, 2013. First Citizens has no formal plans or programs in place to repurchase common stock.

Liquidity

Liquidity is managed to ensure there is ample funding to satisfy loan demand, investment opportunities, and large deposit withdrawals. First Citizens’ primary funding sources include customer core deposits, FHLB borrowings, other borrowings and correspondent borrowings. Customer based deposits accounted for 89% of the funding as of June 30, 2014 and 91% as of year-end 2013. As of both June 30, 2014 and December 31, 2013, First Citizens had $23 million in deposit funds from the State of Tennessee.

First Citizens National Bank participates in Certificate of Deposit Account Registry Service (“CDARS”). CDARS is a deposit placement service that allows First Citizens National Bank to accept very large-denomination certificates of deposit (“CDs”) (up to $50,000,000) from customers and ensures that 100% of those CDs are FDIC-insured. Participating in this network enhances First Citizens National Bank’s ability to attract and retain large-denomination depositors without having to place them in a Sweep or Repurchase Agreement. The CDARS network provides a means to place reciprocal deposits for First Citizens National Bank’s customers, purchase time deposits (referred to as “One-Way Buy” deposits) or to sell excess deposits (referred to as “One-Way Sell” deposits). One-Way Buy deposits are structured similar to traditional brokered deposits. First Citizens National Bank held reciprocal deposits and “One-Way Buy” deposits in the CDARS program totaling $10.2 million as of June 30, 2014 compared to $13.3 million as of June 30, 2013 and $8.4 million as of December 31, 2013. CDARS accounts are classified as brokered time deposits for regulatory reporting purposes.

First Citizens National Bank’s liquidity position continues to be stable with steady deposit growth coupled with ample cash balances and interest bearing deposits in other banks which combined totaled $49.9 million as of June 30, 2014. First Citizens National Bank’s available-for-sale investment securities also serve as a source of liquidity if needed as the securities could be sold or pledged as collateral as needed for funding needs.

Securities sold under agreements to repurchase increased $1.0 million in the second quarter of 2014. Borrowed funds from the FHLB totaled $49.3 million or 4.6% as of June 30, 2014 compared to $40.8 million or 3.8% of total funding as of December 31, 2013. The increase in borrowings is a result of the addition of two borrowings from FHLB during the quarter ended June 30, 2014.

Appropriate liquidity risk management remains a high priority for management of First Citizens. First Citizens’ liquidity position is strengthened by ready access to a diversified base of wholesale borrowings. These include correspondent borrowings, federal funds purchased, securities sold under agreements to repurchase, FHLB advances, brokered certificates of deposit, and others. Rates on wholesale borrowing sources including FHLB advances, overnight federal funds purchased, and brokered deposits continue to be funding sources that offer attractive pricing in the current environment.

As of June 30, 2014, First Citizens National Bank has available lines of credit for federal fund purchases totaling $54.5 million with four correspondent banks as well as additional borrowing capacity of $92.2 million with FHLB.

First Citizens maintains a crisis contingency liquidity plan at the bank and holding company level to defend against any material downturn in its liquidity position.

Interest Rate Risk

First Citizens National Bank maintains a formal asset and liability management process to quantify, monitor and control interest rate risk. The Funds Management Committee strives to maintain stability in net interest margin assuming various interest rate cycles. Multiple strategies are utilized to reduce interest rate risk and include but are not limited to the following: use of FHLB borrowings, shortening or lengthening the re-pricing date of loans and/or time deposits depending on the current rate environment, managing overnight borrowings exposure, use of interest rate swaps, and increased mortgage-related investments securities to provide constant cash inflows. As of June 30, 2014, First Citizens is in a liability sensitive position in which First Citizens would likely experience a dilution in net interest margin in a rising rate environment. Interest rate risk exposures are well within policy limits. Net interest margins trends have been stable in the range of 3.78% to 3.90% the past six quarters.

The current interest rate environment and condition of the financial markets creates a unique scenario with attributes that are difficult to quantify in traditional models. Management is aware of such issues and attempts to implement conservative and realistic assumptions as much as possible. Models are back-tested and run under various scenarios to help assist in validating such assumptions. One example of the uniqueness of this environment is an inability to factor into quantitative models the impact of irrational pricing of retail deposits that has and may continue to occur when interest rates begin rising in the future. In an upward rate environment, First Citizens National Bank may find that competitive pressures force greater rate increases than seen in historical trends and traditional rate shock scenarios and may also hinder the ability to push rates any lower in a prolonged low rate environment. See also “INFORMATION ABOUT FIRST CITIZENS - Interest Rate Sensitivity” below for additional discussion of interest rate risk.

Interest Rate Sensitivity

Interest rate sensitivity varies with different types of interest-earning assets and interest-bearing liabilities. Overnight federal funds, on which rates change daily, and loans which are tied to the prime rate are much more sensitive than long-term investment securities and fixed rate loans. The shorter-term interest sensitive assets and liabilities are key to measurement of the interest sensitivity gap. Minimizing this gap is a continual challenge and a primary objective of the asset/liability management program.

First Citizens monitors and employs multiple strategies to manage interest rate risk and liquidity continuously at acceptable levels. Such strategies include but are not limited to use of FHLB borrowings, floors on variable rate loans, use of interest rate swaps and investments in mortgage-backed investments that enable First Citizens to have steady cash inflows.

First Citizens’ net interest margin has been in the range of 3.75% to 4.10% over the past ten years and was 3.83% in 2013 and 4.01% in 2012. The declining trend from 2012 to 2013 was a result of lower-yielding investment growth outpacing higher yielding loan growth during 2010 to 2012. In 2013, loan growth improved and reinvestment yields on investment securities stabilized resulting in a flattening of the margin in the range of 3.80% to 3.85% during 2013 and in first quarter 2014. As of December 31, 2013 and June 30, 2014, First Citizens’ interest rate risk position was liability sensitive.

Interest rate risk is separated and analyzed according to the following categories of risk: (1) re-pricing; (2) yield curve; (3) option risk; (4) price risk; and (5) basis risk. Trading assets are utilized infrequently and are addressed in the investment policy. Unfavorable trends reflected in interest rate margins will cause an immediate adjustment to First Citizens National Bank’s gap position or asset/liability management strategies. The data schedule below reflects a summary of First Citizens’ interest rate risk using simulations. The projected 12-month exposure is based on different rate movements (flat, rising or declining).

The following condensed gap reports provide an analysis of interest rate sensitivity of earning assets and costing liabilities in a flat rate environment at December 31, 2013 and 2012 (dollars in thousands):

CONDENSED GAP REPORT

CURRENT BALANCES

DECEMBER 31, 2013

	Year 1	Year 2	Year 3	Year 4	Year 5	Over 5	Total
Assets:
Total investments	$ 73,545	$ 50,835	$ 49,323	$47,477	$50,001	$185,344	$ 456,525
Total net loans	360,235	77,486	59,411	38,496	13,227	23,563	572,418
Other earnings assets	33,017	-	-	-	-	22,466	55,483
Non-earning assets	-	-	-	-	-	90,046	90,046
Total assets	$466,797	$128,321	$108,734	$85,973	$63,228	$321,419	$1,174,472
Liabilities:
Non-maturity deposits	248,313	12,319	11,872	11,443	11,032	335,761	630,740
Time deposits	280,659	31,051	11,316	11,875	2,822	67	337,790
Total deposits	528,972	43,370	23,188	23,318	13,854	335,828	968,530
Total borrowings	49,159	2,009	7,010	7,010	7,119	15,668	87,975
Other liabilities	-	-	-	-	-	5,361	5,361
Equity	-	-	-	-	-	112,606	112,606
Total liabilities and equity	$578,131	$45,379	$30,198	$30,328	$20,973	$469,463	$1,174,472

Period gap	$(111,334)	$82,942	$78,536	$55,645	$ 42,255	$(148,044)	$ -
Cumulative gap	(111,334)	(28,392)	50,144	105,789	148,044	-	-
% of Total Assets	-9.5%	-2.4%	4.3%	9.0%	12.6%	0.0%	-%

CONDENSED GAP REPORT

CURRENT BALANCES

DECEMBER 31, 2012

	Year 1	Year 2	Year 3	Year 4	Year 5	Over 5	Total
Assets:
Total investments	$ 132,850	$ 55,222	$ 42,085	$37,731	$38,256	$160,275	$ 466,419
Total net loans	300,701	87,436	60,811	49,432	33,937	9,180	541,497
Other earnings assets	52,612	-	-	-	-	21,958	74,570
Non-earning assets	-	-	-	-	-	95,839	95,839
Total assets	$486,163	$142,658	$102,896	$87,163	$72,193	$287,252	$1,178,325
Liabilities:
Non-maturity deposits	243,996	11,340	10,932	10,540	10,165	317,165	604,138
Time deposits	296,404	34,590	9,742	9,187	10,711	67	360,701
Total deposits	540,400	45,930	20,674	19,727	20,876	317,232	964,839
Total borrowings	31,538	2,592	2,571	582	5,593	44,687	87,563
Other liabilities	-	-	-	-	-	11,783	11,783
Equity	-	-	-	-	-	114,140	114,140
Total liabilities and equity	$571,938	$48,522	$23,245	$20,309	$26,469	$487,842	$1,178,325

Period gap	$(85,775)	$94,136	$79,651	$66,854	$ 45,724	$(158,741)	$ -
Cumulative gap	(85,775)	8,361	88,012	154,866	200,590	-	-
% of Total Assets	-7.3%	0.7%	7.5%	13.1%	17.0%	0.0%	-%

Notes to the Gap Reports:

  The gap report reflects the interest sensitivity positions during a flat rate environment. Time frames could change depending on whether rates rise or fall.

  Re-pricing overrides maturities in various time frames.

  Other earning assets consist of bank owned life insurance, interest bearing deposits in banks, fed funds sold, and FHLB and the Federal Reserve Bank stock.

  Non-maturity deposits include both non-interest bearing demand deposits and interest bearing savings and transaction accounts. Non-maturity deposits are considered to be core and are spread among the one-year, two-year, three-year and greater than five-year categories for gap analysis based on characteristics of the various accounts and pricing strategies related to those accounts. Regular savings accounts are the least sensitive type of interest bearing account based on First Citizens’ most recent non-maturity deposit study, which was completed as of December 31, 2013. First Rate, e-Solutions and Wall Street deposit products are more sensitive to rate changes and, therefore, are repriced more aggressively than regular savings and other less sensitive type deposit accounts.

  Simulations are utilized to reflect the impact of multiple rate scenarios on net interest income at risk, net income at risk and economic value of equity at risk. Strategies are implemented to increase net interest income, while always considering the impact on interest rate risk. Overall, First Citizens National Bank manages the gap between interest rate sensitive liabilities to expand and contract with the rate cycle phase and to keep exposures within policy limits. First Citizens National Bank’s Funds Management Committee is responsible for implementing and monitoring procedures to improve net interest income through volume increases and efficient pricing techniques.

First Citizens’ interest rate risk position is currently and has been liability sensitive for the past three years. Therefore, net interest margins would be diluted slightly by increases in rates over the next 12 months under a normal interest rate environment. As of December 2013, federal funds rates remain at historical low ranges of 0.00% to 0.25%. Federal funds rates at this level do not have the capacity to decrease even 100 basis points. Therefore, in the interest rate risk models, the rates on federal funds and prime hit a floor of zero and 3.0%, respectively. The prime rate floor of 3% assumes that the normal spread between federal funds rates and prime is maintained and remains fixed at 300 basis points. While prime rate in the model reaches a floor of 3%, First Citizens National Bank’s variable rate loan pricing carries an average floor in the range of 4.0 to 5.0%. As rates in the model are shocked, loans will decrease only until the floor position is reached while some liabilities continue to reprice downward. However, the variance between the flat rate scenario and the down rate shocks are negative as the current pricing of liabilities is historically low and has little room to trend downward beyond its current position. With federal funds rates currently between 0.00% to 0.25%, the down 100 basis points and down 200 basis point scenarios are the most unlikely scenarios. Scenarios for exposure in the up 100 basis points and up 200 basis points are considered more realistic. However, recent statements by the FOMC indicate that federal funds rates will mostly remain flat or increase gradually over the next one to two years.

These rate shock scenarios also indicate a negative variance because the upward scenarios indicate that deposits will reprice faster than loans and investments, especially given that most of the loans are currently at a floor and will require a more than 200-basis point increase in federal funds rates and prime rate before loan floors will increase.

First Citizens’ exposure to interest rate risk is within established policy limits. The following table presents net interest income at risk as of December 31, 2013 projected over a 12-month exposure period and compared to First Citizens’ internal policy limits (dollars in thousands):

Scenarios:	Rate Moves in Basis Points	Current Position	Possible Results	Variance	As % of Net Interest Income*	Policy Limit
Declining 1%	-100	$36,918	$36,625	$-293	-0.79%	-15.00%
Declining 0.5%	-50	36,918	36,962	44	0.12%	-7.50%
Most Likely-Base	–	36,918	36,918	0	0	–%
Rising 1%	100	36,918	35,786	-1,132	-3.07%	-7.00%
Rising 2%	200	36,918	34,576	-2,342	-6.34%	-15.00%
Rising 3%	300	36,918	33,330	-3,588	-9.72%	-20.00%
Rising 4%	400	36,918	32,053	-4,865	-13.18%	-25.00%

                ____________________________

                * Net interest income assumes that interest rates would change immediately within the total portfolio, a scenario which would reflect a worst case position and is unlikely to happen.

Emerging Growth Company Status

After filing the registration statement, of which this Proxy Statement/Prospectus is a part, First Citizens will be subject to periodic reporting requirements under the Exchange Act. First Citizens is an “emerging growth company,” as defined in the JOBS Act, however, and it may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, even if First Citizens complies with the greater obligations of public companies that are not emerging growth companies immediately after this offering, First Citizens may avail itself of the reduced requirements applicable to emerging growth companies from time to time in the future, so long as it is an emerging growth company. First Citizens will remain an emerging growth company for up to five years, though First Citizens may cease to be an emerging growth company earlier under certain circumstances, including if, before the end of such five year period, it is deemed to be a large accelerated filer under the rules of the SEC (which depends on, among other things, having a market value of common stock held by non-affiliates in excess of $700 million) or if First Citizens’ total annual gross revenues equal or exceed $1 billion in a fiscal year. First Citizens cannot predict if investors will find its stock less attractive because it will rely on these exemptions. If some investors find First Citizens’ stock less attractive as a result, there may be a less active trading market for First Citizens’ stock and First Citizens’ stock price may be more volatile.

Further, the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. First Citizens has elected to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, it will adopt the new or revised standard at the time public companies adopt the new or revised standard. This election is irrevocable.

Management of First Citizens

Directors

The following information relates to the directors of First Citizens, as of April 16, 2014:

Jeffrey D. Agee, Age 53	Director Since 2005

Mr. Agee serves as President and Chief Executive Officer of First Citizens and First Citizens National Bank. He previously served as Executive Vice President and Chief Financial Officer of First Citizens National Bank and Vice President and Chief Financial Officer of First Citizens from August 1999 to June 2004. Mr. Agee holds a bachelor’s degree in accounting from the University of Tennessee and is a graduate of ABA Stonier Graduate School of Banking at Georgetown University and of BAI School of Bank Administration at University of Wisconsin. He is also a Certified Public Accountant (inactive) and certified through FINRA as holder of a Series 27 license. He serves as Financial and Operations Principal of First Citizens Financial Plus, Inc. (a wholly-owned subsidiary of First Citizens National Bank) and possesses an understanding of SEC rules and regulations, internal controls and financial reporting. He also currently serves on boards of directors of 16 community and professional organizations, including serving as chairman of the Tennessee Bankers Association.

Mr. Agee brings to the board of directors vast experience in banking, a strong financial background and commitment to our community.

Eddie E. Anderson, Age 67	Director Since 1984

Mr. Anderson is owner and operator of Anderson Farms and attended the University of Tennessee. He is member and Chairman of Board of Dyer County Fair Association and Vice Chairman of Agriculture Dyersburg/Dyer Chamber of Commerce. He has also served as past Chairman of Dyersburg/Dyer County Chamber of Commerce. Mr. Anderson currently serves as Chairman of the Tennessee State Committee for Farm Service Agency.

Mr. Anderson’s institutional knowledge and longstanding service on the board of directors make him a qualified member of the board of directors.

J. Walter Bradshaw, Age 52	Director Since 1993

Mr. Bradshaw is Manager of Bradshaw & Company Insurors, an independent insurance agency. Mr. Bradshaw holds a bachelor’s degree from University of Tennessee and law degree from the University of Memphis School of Law. He has served as past Chairman of Dyersburg/Dyer County Chamber of Commerce and is on the board of directors for Dyersburg Electric System. He is past President of Dyersburg Rotary Club, member and past President of Dyer County Fair Association and past President of Insurors of Tennessee.

Mr. Bradshaw brings strong and broad financial services experience to the board of directors as well as an understanding of our business and operations.

James Daniel Carpenter, Age 65	Director Since 1993

Mr. Carpenter retired as Managing Partner of Flatt Heating & Air Conditioning in 2011. He holds a bachelor’s degree from the University of Tennessee. Mr. Carpenter previously served as Lending and Credit Manager for Dyersburg Production Credit Association and managed a farming operation for over 20 years. Mr. Carpenter has served as member of Dyer County Community Housing Board and past President of Newbern Rotary Club.

Mr. Carpenter brings a valuable lending background and strong knowledge of business to the board of directors through his successful operation of his own business.

Richard W. Donner, Age 63	Director Since 1985

Mr. Donner is President of Trenton Mills, a textile manufacturing facility, and attended the University of Tennessee. Mr. Donner previously served as Vice President of Sales and Marketing at Dyersburg Fabrics. He is also the owner/operator of a livestock farm in Dyer County. Mr. Donner has served as chair of annual fund drives for Boy Scouts of America, Girl Scouts of America and West Tennessee Heart Fund.

Mr. Donner possesses strong business experience as well as a commitment to the success of First Citizens, as shown by his 29 years of service on the board of directors and various committees.

Larry W. Gibson, Age 67	Director Since 1995

Mr. Gibson is owner and Chairman of Roberts-Gibson, Inc., a gasoline jobber company. He is past President and Co-Chair of Executive Committee of Dyer County Fair Board and has served on the Tennessee State Fair board of directors. He is past President of Tennessee State Fair Association, past President of Dyer County Young Farmers & Homemakers and past President of Dyer County Ducks Unlimited. He has also previously served on Foundation Board of Dyersburg State Community College and is a former member of Dyersburg/Dyer County Chamber of Commerce board of directors. He also serves on the Board of Crime Stoppers.

Mr. Gibson brings entrepreneurial and business building skills and experience to the board of directors, having successfully managed his own business and served on other boards.

Christian E. Heckler, Age 46	Director Since 2006

Mr. Heckler was appointed Executive President of Retail Banking in April 2014. He previously served as Regional President of the Southwest Region for First Citizens National Bank from April 2006 to April 2014 and Community Bank President and Commercial Lender from 2002 to 2006. Mr. Heckler earned a bachelor’s degree in business administration from the University of Tennessee and is a 2007 graduate from the Graduate School of Banking from Louisiana State University. He also served as Vice President/Commercial Lending for Renasant Bank from 2000 to 2003 and Vice President/Commercial Lending of Trustmark National Bank from 1998 to 2000. He also serves as Chairman of the board of directors for Millington YMCA, on the Memphis Metro board of directors and as Tipton County Fundraising Campaign Chair for Dyersburg State Community College.

Mr. Heckler brings to the board experience in banking, commercial lending and business development.

Ralph E. Henson, Age 72	Director Since 1997

Mr. Henson previously served as Chief Credit Officer of First Citizens National Bank from February 1993 to December 31, 2006, at which time he transitioned to part-time employment through December 31, 2011. Mr. Henson holds a bachelor’s degree from the University of Tennessee and has approximately 50 years of experience in commercial banking. He has served as Managing Partner of a commercial real estate company. He has also served as member of the Northwest Tennessee Regional Port Authority board of directors and as member of the Dyer County Industrial Development Board.

Mr. Henson possesses extensive experience in commercial lending and real estate and has contributed to our success, demonstrated by his many years of service to First Citizens as an employee and director.

Barry T. Ladd, Age 73	Director Since 1996

Mr. Ladd is retired and previously served as Executive Vice President and Chief Administrative Officer of First Citizens and First Citizens National Bank from January 1996 to December 31, 2006. Prior to his service as Executive Vice President of First Citizens National Bank, he also served as Branch Manager and Lending Officer of First Citizens National Bank and as Commercial Lending Officer of First Citizens National Bank. He earned a bachelor’s degree and master’s degree in business from the University of Tennessee. He is a graduate of School of Banking of the South. He also previously served as Technical Representative for Shell Chemical Company, Account Production Officer for Security Bank and as Partner in family farming/cattle operation business. He has served as Chairman of Newbern Industrial board of directors and on the boards of directors of Newbern Housing Authority and Dyer County Community Housing.

Mr. Ladd possesses extensive banking knowledge, experience in commercial lending and business development and institutional knowledge regarding operations of First Citizens National Bank.

John M. Lannom, Age 60	Director Since 1999

Mr. Lannom is an attorney in private practice in Dyersburg, Tennessee. He also serves as Board Chairman and Chief Executive Officer of Forcum-Lannom, Inc. He earned a bachelor’s degree from Vanderbilt University and his law degree from University of Memphis School of Law. He also serves as Secretary of Forcum Lannom Contractors, LLC and on the boards of directors for Dyer County Adult Education, Dyersburg State Community College Foundation, Dyer County United Way and Dyersburg/Dyer County Chamber of Commerce. He is also past Chairman of Dyersburg/Dyer County Chamber of Commerce.

Mr. Lannom brings an extensive legal background, executive decision-making and risk assessment skills to the board of directors. He has also served on the boards of directors of other corporations and charitable organizations.

Judy Long, Age 60	Director Since 2011

Ms. Long has served as Executive Vice President for First Citizens and Executive Vice President and Chief Operating Officer of First Citizens National Bank since August 1999. Ms. Long previously served as Corporate Secretary of First Citizens from 1997 until September 2011, at which time she was appointed to the board of directors of First Citizens National Bank. Ms. Long previously served as Senior Vice President and Chief Operating Officer of First Citizens and First Citizens National Bank from 1997 to 1999, Senior Vice President and Administrative Officer from 1996 to 1997 and Vice President and Loan Operations Manager from 1992 to 1996. Ms. Long has been employed by First Citizens since July 1974. Ms. Long holds a bachelor’s degree in business administration with a major in finance from Union University and is a graduate of the Mid-South School of Banking, the School for Bank Administration, BAI Graduate School of Bank Operations and Technology, and Dyersburg/Dyer County Leadership and Weststar Leadership programs. In addition, she serves on the board of directors for Fidelity National Information Systems Charter Bank Group, the board of directors of NACHA – The Electronic Payments Association and Chairperson of Tennessee Bankers Technology Conference Advisory Committee. Ms. Long has also served various civic organizations such as Rotary – Past President, American Cancer Society, Leukemia Society of Tennessee, Life Choices, Dyersburg State Community College Annual Fund Campaign and Dyer County Agricultural Committee.

Ms. Long’s extensive experience in bank operations and technology has contributed to our success, demonstrated by her many years of service as a member of executive management and as Corporate Secretary to First Citizens. She has also served on the boards of directors of other corporations and civic organizations.

Milton E. Magee, Age 77	Director Since 1969

Mr. Magee is retired from Chic Farm Co., a general farming operation. He is Partner of Magee and Taylor Family Limited Partnership and T&M FLP. He earned a bachelor’s degree in agriculture from the University of Tennessee. He is a member and Chairman of Dyer County Commission. He has also served on the Finance Committee of Dyer County Commission. He is a member of the board of directors of Baptist Memorial Health Care Corporation in Memphis, Tennessee and has served as past and incoming Chairman of that corporation.
Mr. Magee brings leadership, business knowledge and executive decision-making skills to the board of directors through his 45 years of service on the board of directors as well as service on other boards.

Allen G. Searcy, Age 72	Director Since 1999

Mr. Searcy is Vice President of Allen Searcy Builder-Contractor, Inc., President of Crestwood Development Corporation, Vice President of Building Solutions, Inc., and Vice President of Latimer & Searcy Investments, Inc. Mr. Searcy attended the University of Tennessee.

Mr. Searcy brings executive decision-making, leadership and risk assessment skills to the board of directors as a result of his experience in the construction industry. His experience in real estate development and construction is especially important to the board of directors as we manage through the current economic recession, much of which is real estate driven.

Green W. Smitheal, Age 58	Director Since 1993

Mr. Smitheal is Managing Partner of Smitheal Farms. He earned a bachelor’s degree in agriculture economics from University of Tennessee. He also serves as Managing Partner of Biesel & Smitheal Farming Partnership. He served on the Advisory Board for Boy Scout Troop 88 and participated in the Annual Fund Drive for West Tennessee Area Council of Boy Scouts of America. He is also a member of Dyer County Ag Committee.

Mr. Smitheal brings entrepreneurial, business building skills and experience to the board of directors, having successfully managed his own business. His expertise in agriculture is also helpful, given the size of First Citizens National Bank’s agricultural loan portfolio.

Larry S. White, Age 65	Director Since 1997

Mr. White is President of White & Associates Insurance Agency, Inc., a general insurance agency offering all lines of insurance, and Managing Partner of First Citizens/White and Associates Insurance Company (50% owned subsidiary of First Citizens National Bank). He earned a bachelor’s degree in business from the University of Tennessee. He is President of Home Health Company and serves on Dyersburg State Community College Foundation Board and Dyersburg/Dyer County Chamber of Commerce Board. He is past President and member of Dyersburg Rotary Club and past President of Dyersburg Lions Club. He has also served as Chairman of Dyersburg Regional Medical Center.

Mr. White has extensive business knowledge and experience in the insurance industry and experience serving on other boards of directors. His commitment to our success is also demonstrated by his service as Managing Partner of First Citizens National Bank’s 50% owned insurance subsidiary.

Dwight Steven Williams, Age 58	Director Since 1991

Mr. Williams is owner and President of Johnson-Williams Funeral Home, Inc. and a member of West TN Golf, LLC. He holds a bachelor’s degree in agriculture business from the University of Tennessee and a B.A. in mortuary science from Northwest Mississippi School of Mortuary Science. He has a State Board Certification as a licensed Funeral Director and Embalmer. He is manager of a farming and land management operation. Mr. Williams serves on the Workforce Development Board, Dyer County High School Advisory Board, Newbern Lion’s Club, Fellowship of Christian Athletes Board, and as Chairman of the Newbern Housing Authority. Mr. Williams also serves as President of the Newbern Industrial Corporation.

Mr. Williams brings entrepreneurial and business building skills and experience to the board of directors, having successfully managed his own business.

Katie S. Winchester, Age 73	Director Since 1990

Ms. Winchester serves as Chairman of First Citizens and First Citizens National Bank. She previously served as President of First Citizens and First Citizens National Bank from 1992 to 2006 and Chief Executive Officer and Vice Chairman of First Citizens and First Citizens National Bank from 1996 to April 2007. She served as Past Chairman of the Tennessee Higher Education Commission and Past Chairman of Baptist Memorial Health Care Corporation in Memphis, Tennessee. She served as a Member of Federal Advisory Council for the Federal Reserve Board in Washington, D.C. in 2000, 2001 and 2002. She is also a member of the boards of directors for Dyersburg State Community College Foundation Board, United Way of Dyer County, Dyer County Adult Education and Tennessee Vocational Rehabilitation (Dyersburg).

As our previous Chief Executive Officer, Ms. Winchester brings deep institutional knowledge and perspective to the board of directors regarding our strengths, challenges and opportunities. She also provides governance and community-service skills and experience gained through her service on the boards of various companies and charities.

Joseph S. Yates, Age 51	Director Since 2005

Mr. Yates is President and Chief Executive Officer of General Appliance & Furniture Co., a retail furniture and appliance outlet. He earned a bachelor’s degree in business from the University of Tennessee and is past Chairman of Dyersburg/Dyer County Chamber of Commerce. He has also served as Chairman of Dyersburg City Schools Board, member and Chairman of Dyersburg Downtown Association, and member of board of directors for Dyersburg/Dyer County Chamber of Commerce.

Mr. Yates brings business management skills and experience to the board of directors, having successfully managed his own business.

Executive Officers

The following information relates to the executive officers of First Citizens, as of April 16, 2014:

Jeffrey D. Agee, Age 53	Executive Officer Since 1999

See “INFORMATION ABOUT FIRST CITIZENS - Management of First Citizens - Directors” for biographical information with respect to Mr. Agee.

Sherrell Armstrong, Age 51	Executive Officer Since 2003

Mr. Armstrong has served as Executive Vice President of First Citizens and Executive Vice President and Chief Credit Officer for First Citizens National Bank since January 1, 2007. Mr. Armstrong previously served as Executive Vice President and Loan Administrator of First Citizens National Bank from 2003 to 2007. He also served as Senior Vice President of First Citizens National Bank from 2002 to 2003 as well as a Vice President and Commercial Lender of First Citizens National Bank from 1997 to 2002. Mr. Armstrong has been employed by First Citizens National Bank since June 1997.

Laura Beth Butler, Age 38	Executive Officer Since 2009

Ms. Butler has served as Executive Vice President and Chief Financial Officer for First Citizens and First Citizens National Bank since April 2009. Ms. Butler was appointed Corporate Secretary of First Citizens and First Citizens National Bank in September 2011. Ms. Butler previously served as Senior Vice President and Chief Financial Officer from June 2004 to April 2009. Ms. Butler is a Certified Public Accountant and previously served as Senior Audit Manager of the banking practice of a local accounting firm from 2000 to 2004.

Christian E. Heckler, Age 46	Executive Officer Since 2006

See “INFORMATION ABOUT FIRST CITIZENS - Management of First Citizens - Directors” for biographical information with respect to Mr. Heckler.

Judy Long, Age 60	Executive Officer Since 1999

See “INFORMATION ABOUT FIRST CITIZENS - Management of First Citizens - Directors” for biographical information with respect to Ms. Long.

Katie S. Winchester, Age 73	Executive Officer Since 1996

See “INFORMATION ABOUT FIRST CITIZENS - Management of First Citizens - Directors” for biographical information with respect to Ms. Winchester.

Corporate Governance

Director Independence

The Corporate Governance Committee of the board of directors of First Citizens National Bank has determined that a majority of our directors are independent, as that term is defined below. The Corporate Governance Committee has determined that Messrs. Agee and Heckler and Mss. Long and Winchester are not independent, because each is an employee of First Citizens National Bank. Mr. Henson is also considered not independent because he served as Executive Vice President of First Citizens National Bank until December 31, 2010 and continues to provide real estate consulting services to First Citizens National Bank. Although Mr. White meets the criteria defined below for independence, the Corporate Governance Committee does not consider Mr. White to be independent because he serves as Managing Partner of First Citizens/White and Associates Insurance Company, which is a 50% owned subsidiary of First Citizens National Bank. The Corporate Governance Committee annually reviews relationships that exist between First Citizens and each director and his or her related interests for the purpose of determining whether the director is independent. The full board conducts this review on directors serving as members of the Corporate Governance Committee. A director is presumed to be independent unless the director (or his or her immediate family members):

  Has been an employee or executive of First Citizens at any time during the last three years;

  Has been an employee or partner of First Citizens’ independent registered public accounting firm at any time during the last three years;

  Is an owner, partner, employee or director of an entity with material relationships (i.e., makes payments to, or receives payments from, First Citizens which exceed the greater of $1 million or 2% of the entity’s gross revenues) with First Citizens, either as a vendor or customer, except in situations where revenues are generated as a result of a competitive bid process in which the board determines the business relationship is in the best interest of First Citizens; or

  Receives more than $100,000 per year in direct compensation from First Citizens, other than director and related fees.

These independence standards can also be found in the “About – Investor Relations – Governance Guidelines – Director Independence” section of our website at www.FirstCNB.com. The Corporate Governance Committee does not consider any additional transactions below the threshold amount of $100,000 in determining whether any director is independent.

Compensation Committee Interlocks and Insider Participation

The Corporate Governance/Nominating/Compensation Committee consists of five directors: Milton Magee, John Lannom, Allen Searcy, Richard Donner and Steve Williams. No member of this committee has at any time been an officer or employee of First Citizens, First Citizens National Bank or any of its subsidiaries and all are considered independent based on guidelines described above. None of our executive officers serves, or in the past year served, as a member of the board of directors or compensation committee of any entity that has or had one or more of its executive officers serving on our board of directors or the Corporate Governance/Nominating/Compensation Committee.

Security Ownership of Certain Beneficial Owners and Management of First Citizens

The table below sets forth, as of June 30, 2014, the beneficial ownership of First Citizens common stock by (i) each person known by First Citizens to be the beneficial owner of more than 5% of the outstanding shares of First Citizens common stock, (ii) each director and nominee, (iii) each of our Named Executive Officers identified in the section below entitled “Executive Compensation – Summary Compensation Table” and (iv) all directors and executive officers as a group. As of December 31, 2013, there were 3,607,754 shares of First Citizens common stock outstanding. First Citizens relied on information supplied by directors, executive officers and beneficial owners for purposes of this table.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percent of Class
First Citizens National Bank Employee Stock Ownership Plan and Trust	682,821		18.93%
Jeffrey D. Agee	11,731	(2)	*
Eddie E. Anderson	12,056		*
Sherrell Armstrong	1,312	(2)	*
J. Walter Bradshaw	34,603		*
Laura Beth Butler	600	(2)	*
James Daniel Carpenter	6,726		*
Richard W. Donner	19,973		*
Larry W. Gibson	10,200		*
Christian E. Heckler	1,300	(2)	*
Ralph E. Henson	13,000	(2)	*
Barry T. Ladd	24,593		*
John M. Lannom	26,840		*
Judy Long	5,304	(2)	*
Milton E. Magee	54,155		1.50%
Allen G. Searcy	20,031		*
G. W. Smitheal	38,762		1.07%
Larry S. White	63,851		1.77%
Dwight Steven Williams	20,093		*
Katie S. Winchester	1,702	(2)	*
Joseph S. Yates	25,418		*
Directors and executive officers as a group (20 persons)	392,250	(2)	10.88%

_________________________

*	Less than one percent.
(1)	The address for all listed beneficial owners is One First Citizens Place, Dyersburg, Tennessee 38024.
(2)

Excludes shares of First Citizens common stock held through the First Citizens National Bank Employee Stock Ownership Plan and Trust (the “ESOP”). As of December 31, 2013 (the most recent date available), the numbers of shares of First Citizens common stock held by directors and Named Executive Officers through the ESOP were as follows:

Name	Number
Jeffrey D. Agee	23,565
Sherrell Armstrong	5,428
Laura Beth Butler	1,809
Christian E. Heckler	2,367
Ralph E. Henson	31,191
Judy Long	19,207
Katie S. Winchester	31,695

Executive Compensation

Executive Officers

First Citizens board of directors has the authority to appoint officers of First Citizens. Each officer will hold office for such term as may be prescribed by the board of directors and until such person’s successor is chosen and qualified or until such person’s death, resignation or removal. Each of Mr. Agee and Ms. Long has entered into an employment agreement with First Citizens. Ms. Butler does not have an employment agreement.  The biographies of Mr. Agee and Mss. Butler and Long are provided in the section above entitled “Management of First Citizens.”

Summary Compensation Table

The table below discloses compensation paid to each of the chief executive officer and the two other most highly compensated executive officers who were serving as executive officers at December 31, 2013 and whose total compensation for 2013 exceeded $100,000 (the “Named Executive Officers”). This tabulation is for the years ended December 31, 2013 and 2012.

Name and Principal Position	Year	Salary	Bonus(1)	Non-Equity Incentive Plan Compensation	All Other Compensation (3)	Total
Jeffrey D. Agee Chief Executive Officer and President	2013	$375,000	$37,500	$131,250	$36,021	$579,771
	2012	300,120	-	150,060	34,529	484,709
Judy Long Executive Vice President and Chief Operating Officer	2013	200,000	20,000	70,000	34,331	324,331
	2012	187,200	-	93,610	33,907	314,717
Laura Beth Butler Executive Vice President, Chief Financial Officer and Secretary	2013	165,000	16,500	57,750	30,559	269,809
	2012	154,500	-	77,265	28,064	259,829

__________________________

(1)	Reflects a discretionary cash bonus awarded by the Compensation Committee.
(2)	Reflects cash bonus earned under non-equity incentive compensation plan.
(3)	Details of the amounts reported as All Other Compensation for 2013 are as follows:

Name	Taxable Automobile Fringe Benefit	Imputed Income for Life Insurance Benefit	Retirement Plan Contribution	Director Fees(a)
Jeffrey D. Agee	$1,145	$ 826	$17,850	$16,200
Judy Long	2,137	1,144	17,850	13,200
Laura Beth Butler	-	111	17,848	12,600

__________________________

(a)

Named Executive Officers who are also directors or attend board meetings as Corporate Secretary receive a retainer fee and fees for board meetings they attend but not for First Citizens National Bank board committee meetings. Compensation for service by Named Executive Officers on our board of directors and First Citizens National Bank board of directors during the year ended December 31, 2013 is reflected in the following table:

Name	Fees Earned or Paid in Cash	All Other Compensation*	Total
Jeffrey D. Agee	$2,000	$14,200	$16,200
Judy Long	10,200	3,000	13,200
Laura Beth Butler	1,000	11,600	12,600

__________________________

* All Other Compensation consists of director fees paid to charitable organizations.

Non-Equity Incentive Plan Compensation

Each of the Named Executive Officers is eligible for a cash incentive bonus under a plan that provides an incentive of 25% to 50% of base salary and is designed to ensure the compensation program was competitive, comprehensive and properly reflective of our strategic direction. Each incentive plan provides bonus cash compensation based on corporate, business unit and individual performance goals established each year by the Compensation Committee. Annual incentive compensation for each year is paid in January of the following year. The following bonuses were paid to the Named Executive Officers in 2014 based on achievement of corporate and individual performance goals for 2013:

Name	Percentage of Potential Bonus Received	Incentive Plan Compensation
Jeffrey D. Agee	70%	$131,250
Judy Long	70%	70,000
Laura Beth Butler	70%	57,750

The incentive plans for our executives and other employees are designed to promote efficient and effective individual job performance, provide accountability for specific job responsibilities and are directly aligned with our strategic plan to promote achievement of specific strategic initiatives and objectives. Efficient and effective job performance and achievement of key objectives of our strategic plan is in the interest of shareholders and creates long-term shareholder value. The strategic plan is divided into four major areas – employees, shareholders, customers and risk management. The various components of each incentive plan relate to these areas and each plan has various components that balance risk and reward. Furthermore, executives and other employees are shareholders of First Citizens through ownership in individual shares and/or ownership through participation in our ESOP. Ownership in First Citizens provides an incentive for executives and other employees to pursue actions that drive long-term shareholder value rather than just pursuing short-term goals that may expose us to material risk.

The 2013 performance metrics for the incentive plan of the Named Executive Officers are summarized below. Performance is measured using a “balanced scorecard” matrix, which is aligned with our strategic goals of creating long-term shareholder value and protecting the interests of First Citizens National Bank’s depositors. The “balanced scorecard” matrix for 2013 included the following five, equally-weighted categories:

  Employees (comprised of employee turnover rate and results of corporate culture surveys);

  Customers (comprised of results from mystery shopper survey);

  Growth and Innovation (comprised of First Citizens National Bank’s Tier 1 Capital, growth in total assets, growth in services per household, household retention and innovation);

  Shareholder Return (comprised of First Citizens return on equity, total shareholder return and dividend yield); and

  Regulatory Ratings.

Based on a comparison of the 2013 performance to the target established by the Compensation Committee for each category, an overall rating of 1-5 (i.e., low to high) was assigned for each category. For 2013, the performance metrics, targets, actual performance and resultant ratings were as follows:

Performance Metric	Target	2013 Performance	Rating
Employee Turnover	<17%	8%	5(1)
Corporate Culture Survey Results	90%	92.0%
Customers(2)	Qualitative(2)	Achieved(2)	4.65
Tier 1 Capital Leverage Ratio	>9.0%	9.25%	4.80(5)
Asset Growth	5.15%(3)	10.1%
Services per Household	1.9	2.36
Household Retention	94%	94%
Innovation(4)	Qualitative(4)	Achieved(4)
Return on Equity	7.1%(6)	12.2%	3.40(7)
Total Shareholder Return (1 year)	50.04%(6)	12.56%
Total Shareholder Return (3 year)	19.40%(6)	11.92%
Total Shareholder Return (5 year)	7.27%(6)	9.86%
Dividend Yield	1.40%(6)	3.33%
Regulatory Ratings	(8)	(8)	(8)

_____________

(1)           This overall rating reflects an average rating based on the achievement of both of the performance metrics related to the “Employees” category.

(2)           This performance metric was qualitative and based on results of various customer surveys conducted throughout the year, including independent mystery shopping results.

(3)           This target was based on the average asset growth for peer institutions (depository institutions with an asset size of $1 billion to $3 billion), as set forth in the Uniform Bank Performance Report, or the UBPR, as of September 30, 2013 (most recent available at the time performance was measured).

(4)           This performance metric was qualitative and considered factors such as new strategic initiatives designed to improve efficiencies of work flow and various recognitions received by First Citizens. During 2013, we implemented strategies to, among other things, launch mobile banking, execute brand awareness campaign, construction of new branch in Jackson, Tennessee, design branch transformation strategy to be implemented in 2014 and provide instantly issued debit cards. We also received recognition as, among other things, one of the top community bank investments, top community bank performance measured by return on assets, best employers, and largest donors to certain charitable organizations within the communities it serves.

(5)           This overall rating reflects an average rating based on a comparison of the 2013 performance compared to the targets for each of the performance metrics related to the “Growth and Innovation” category.

(6)           This target was based on information set forth in the Southeast Public Bank Peer Report, or the Peer Report, produced by Mercer Capital with data provided by SNL Financial LC as of December 27, 2013.

(7)           This overall rating reflects an average rating based on a comparison of the 2013 performance compared to the targets for each of the performance metrics related to the “Shareholder Return” category.

(8)           First Citizens believes disclosure of this information would cause material competitive harm.

Based on the results of the “balanced scorecard” matrix for 2013, each of the Named Executive Officers received incentive pay totaling 35% of their respective base salaries. In addition, the Compensation Committee recommended and approved a discretionary cash bonus of 10% of base salary for each of the Named Executive Officers as a part of its corporate strategy to pay at or above peer levels to retain key executives.

The above-referenced categories and performance metrics are designed to incentivize the Named Executive Officers with measurable goals. It is possible, however, that certain of these metrics, taken alone, could encourage the executives to take certain risks that could have a material adverse effect on First Citizens. For example, with respect to the asset growth performance metric in the “Growth and Innovation” category, the executives could attempt to grow assets in a given year by increasing the loan portfolio without considering the ability of borrowers to repay such loans, which could increase the amount of non-performing loans in the future. The Compensation Committee believes, however, that the “balanced scorecard” approach mitigates such risks because risk-taking in one performance metric would likely negatively impact results for another performance metric. For example, if executives increased the loan portfolio without considering the ability of borrowers to repay in order to increase his or her “Growth and Innovation” category rating, then ratings for the “Regulatory Ratings” and “Shareholder Return” categories would likely decrease in subsequent years. Because each of the categories in the “balanced scorecard” matrix are weighted equally and address broad areas of overall performance, the Compensation Committee believes that the executives are not incentivized to take risks that might have a material adverse effect on First Citizens.

The Compensation Committee believes that the overall balanced mixture of performance metrics in the incentive plans for the Named Executive Officers are designed to reward long-term, rather than short-term, shareholder value. The “Employee” performance metric relates to maintaining strong employee retention rates and strong favorable corporate culture survey results. Low employee turnover rates and positive corporate culture help foster success with customers and shareholder return, both long-term and short-term. The “Customers” performance metric relates to strategic objectives to provide an exceptional level of customer service, as measured by customer retention and customer surveys. Incentivizing strong customer service levels helps create long-term shareholder value by establishing a strong base of profitable customers, which is measured by their satisfaction with our products and services. The “Growth and Innovation” performance metric measures growth in assets and market share. Strong performance in these areas helps create both short-term and long-term value for First Citizens and shareholders. The other three factors in the “Growth and Innovation” performance metric are designed to incent quality growth that is in the best interest of First Citizens and its shareholders. Growth without regard to quality is not fully rewarded, as it would likely result in lower ratings or the failure to achieve goals in the other performance metrics of the incentive plan. For example, if loan growth was pursued without regard to quality, then target “Regulatory Ratings” and “Shareholder Return” goals would likely not be met in the future. The “Shareholder Return” performance metric measures dividend yield, return on equity and total shareholder return against peer institutions. Dividend yield and return on equity are short-term measures, but if participants focus on these metrics without regard to the overall impact on our risk profile, then target “Regulatory Ratings” goals would likely not be met in the future. Total shareholder return is used to measure our performance over time and combines share price appreciation and dividends paid to provide total return to the shareholder. The “Regulatory Ratings” performance metric serves as an independent measure of the overall risk level and risk management practices of First Citizens. This is a key balancing factor in the incentive plan and is designed to promote strong risk management practices as well as the overall safety and soundness of First Citizens.

Employment Agreements

Employment agreements are currently in effect for each of Mr. Agee and Ms. Long. Agreements for Mr. Agee and Ms. Long include severance provisions in the event the executive voluntarily terminates his or her employment or the executive is terminated under certain circumstances, including without “cause” or in connection with a change in control, as specified below. Under the employment agreements for Mr. Agee and Ms. Long, “cause” generally means (i) the conviction of the executive or the rendering of a final non-appealable judgment for the willful and continued failure to substantially perform his or her duties under the agreement, our policies or federal or state law, which breach of duty materially adversely affected the safety and soundness of First Citizens or (ii) the non-appealable conviction of a felony. Further, “change in control” generally means (i) the acquisition by any person or group of persons of the shares of First Citizens or First Citizens National Bank which, when added to any other shares beneficially owned by such acquiror, results in ownership by any person(s) of 10% of such stock or which would require prior notification under federal or state banking laws or regulations, or (ii) the occurrence of any merger, consolidation or reorganization to which First Citizens or First Citizens National Bank is a party and to which First Citizens and First Citizens National Bank is not a surviving entity, or the sale of substantially all assets of First Citizens or First Citizens National Bank.

Under the employment agreements for Mr. Agee and Ms. Long, if termination by First Citizens for cause occurs before, coincident with or after a change in control or termination by the executive occurs prior to a change in control (including by reason of death, disability or retirement), the executive is entitled to receive (a) his or her base salary at the annual rate in effect through the last day of the month in which the termination occurs, (b) a pro-rata portion of any bonus earned prior to the date of termination to the extent not paid and (c) any amounts due under any other benefit plan in effect at the date of termination. If termination by First Citizens without cause occurs at least six months before a change in control, the executive is entitled to receive payments under the agreement through the end of the term of the agreement without further automatic extensions. Both of these employment agreements are renewable annually in April.

In the event that either Mr. Agee or Ms. Long is terminated without cause or terminates his or her employment coincident with or following a change of control (including by reason of death, disability or retirement), the employment agreements provide for compensation in addition to the amount specified above that the executive would receive upon termination for cause. In these circumstances, the executive would also receive a lump sum cash payment in an amount equal to two times compensation paid in the preceding calendar year, or scheduled to be paid to the executive during the year of the termination, whichever is greater, plus an additional amount sufficient to pay United States income tax on such lump sum amount; provided, however, that if the lump sum payment, together with other payments that the executive is entitled to receive from First Citizens, would constitute a parachute payment under Section 280G of the Internal Revenue Code, the payment will be reduced to the largest amount that would result in no portion of the lump sum payment being subject to the excise tax imposed by Section 4999 of the Internal Revenue Code. For purposes of this calculation, compensation is equal to the amount of total compensation reported or to be reported on the executive’s Form W-2 for the applicable year.

Pursuant to these employment agreements as amended by the Amended and Restated Split Dollar Agreements (described above in the section entitled “Compensation Discussion and Analysis – Endorsement Split Dollar Life Insurance and Imputed Income Tax Reimbursement Agreements”), we have purchased a life insurance policy for each of Mr. Agee and Ms. Long with a face amount of $650,000. Upon the death of Mr. Agee prior to separation of service, we will pay an amount equal to $650,000 from the proceeds of the policy to the person(s) he properly designated or the personal representative of his estate. Upon the death of Mr. Agee after separation of service, we will pay an amount equal to $300,000 from the proceeds of the policy to the person(s) he properly designated or the personal representative of his estate. Upon the death of Ms. Long prior to or after separation of service, we will pay an amount equal to $650,000 from the proceeds of the policy to the person(s) she properly designated or the personal representative of her estate. All proceeds received from the policies in excess of these amounts will be retained by First Citizens to offset the cost of providing these benefits.

Director Compensation

The following table provides information with respect to director compensation for directors who were not Named Executive Officers for the fiscal year ended December 31, 2013:

Name	Fees Earned or Paid in Cash	All Other Compensation	Total
Eddie E. Anderson	$21,200	$2,000	$ 23,200
J. Walter Bradshaw	9,700	8,500	18,200
James Daniel Carpenter	10,200	8,000	18,200
Richard W. Donner	26,200	7,000	33,200
Larry W. Gibson	21,200	2,000	23,200
Christian Heckler(1)	14,200	2,000	16,200
Ralph E. Henson	25,700	2,500	28,200
Barry T. Ladd	16,200	12,000	28,200
John M. Lannom	33,200	––	33,200
Milton E. Magee	35,200	––	35,200
Allen G. Searcy	33,200	––	33,200
G. W. Smitheal	21,200	2,000	23,200
David R. Taylor(2)	20,200	15,000	35,200
Larry S. White	1,000	22,200	23,200
Dwight Steven Williams	14,200	9,000	23,200
Katie S. Winchester(1)	2,300	13,900	16,200
Joseph S. Yates	22,200	1,000	23,200

__________________________

(1)	In addition to the director fees listed above, Mr. Heckler and Ms. Winchester also receive additional compensation from First Citizens as they are employees of First Citizens National Bank.
(2)	Mr. David Taylor retired from the board of directors as of December 31, 2013.

The board of directors establishes director fees on an annual basis. Directors who are executive officers of First Citizens National Bank or any of its subsidiaries receive fees for service on the board, but do not receive additional compensation for service on a First Citizens National Bank board committee. In 2013, directors were paid $600 for each First Citizens National Bank board meeting attended as well as an annual retainer fee of $6,000. In addition, annual fees were paid in the amount of $3,000 to each of Ms. Winchester and Messrs. Heckler and Agee for service on our Southwest Region Advisory Board. This Advisory Board considers issues specific to customers in our southwest markets.

We pay additional amounts annually for service on various First Citizens National Bank board committees. In 2013, members of the Audit Committee (Messrs. Anderson, Gibson, Ladd, Lannom and Taylor) and Corporate Governance/Nominating/Compensation Committee (Messrs. Donner, Lannom, Magee, Searcy and Taylor) were each paid $10,000 with an additional $2,000 paid to each committee chairman. Outside directors serving on all other First Citizens National Bank board committees (Trust, CRA, Information Technology and Risk) were paid $5,000, except Executive Committee members (Messrs. Anderson, Donner, Magee, Searcy and White) who received $10,000.

All director fees are paid in cash. Directors may choose to have their fees donated to a charitable organization qualifying under Section 501(c)(3) of the Internal Revenue Code.

Certain Relationships and Related Person Transactions; Director Independence

First Citizens has had, and expects to have in the future, loans and other banking transactions in the ordinary course of business with directors (including our independent directors) and executive officers of First Citizens and its subsidiaries, including members of their families or corporations, partnerships or other organizations in which such officers or directors have a controlling interest. These loans are made on substantially the same terms (including interest rates and collateral) as those available at the time for comparable transactions with persons not related to First Citizens National Bank and did not involve more than the normal risk of collectability or present other unfavorable features.

In addition, First Citizens is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. First Citizens is also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Certain Transactions with Management

Banking transactions with directors, officers, and employees may be performed in the ordinary course of business. Any extensions of credit to these individuals is made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and will not involve more than the normal risk of repayment. Outstanding loans to executive officers, directors, principal shareholders, and companies with whom they are associated as of June 30, 2014, were less than $5.8 million.

The officers and directors are required to devote only so much of their time to the business of First Citizens and First Citizens National Bank as in their judgment is reasonably required. The officers and directors, and their affiliates, may engage, and are presently engaging, for their own accounts in other business ventures, including management and the formation of other corporations or ventures. Such activities may result in conflicts of interest.

INFORMATION ABOUT SHB

Business

General

SHB is a bank holding company incorporated in Tennessee in 2004. Through its principal bank subsidiary, Southern Heritage Bank, SHB conducts commercial banking operations primarily in Bradley County in East Tennessee. At December 31, 2013, SHB and its subsidiaries had total assets of $237.1 million and total deposits of $205.3 million. SHB’s principal executive offices are located at 3020 Keith Street, Cleveland, Tennessee 37312 and its telephone number is (423) 473-7980.

Southern Heritage Bank is a financial services institution that provides banking services to its customers. Southern Heritage Bank provides customary banking services, such as checking and savings accounts, fund transfers, various types of time deposits, safe deposit facilities, financing of commercial transactions and making and servicing both secured and unsecured loans to individuals, firms and corporations. Southern Heritage Bank’s consumer lending department makes direct loans to individuals for personal, automobile, real estate, home improvement, business and collateral needs. Southern Heritage Bank typically sells long-term residential mortgages that it originates to the secondary market without retaining servicing rights. Southern Heritage Bank’s commercial lending operations include various types of credit services for customers.

SHB also owns Southern Heritage Bancshares Statutory Trust I, which was formed in 2004 to raise $5.0 million in regulatory capital for Southern Heritage Bank in the form of trust preferred securities.

The following table sets forth a comparative analysis of key balance sheet metrics of SHB as of December 31, for the years indicated (in thousands):

	2013	2012	2011
Total assets	$237,078	$242,822	$223,849
Total deposits	205,345	208,486	192,689
Total net loans	134,067	147,016	137,672
Total equity capital	25,184	26,002	23,802

The table below provides a comparison of SHB’s performance to industry standards based on information provided by the Federal Financial Institutions Examination Council. According to the Uniform Bank Performance Report (“UBPR”) as of December 31, 2013 (the most recent report available as of the date of this Proxy Statement/Prospectus), SHB’s peer group consisted of 677 insured commercial banks with assets totaling $100 million to $300 million. The following table presents comparisons of SHB with its peers as indicated in UBPRs for the years ended December 31 for each of the years indicated(1):

	2013		2012		2011
	SHB	Peer(1)	SHB	Peer(2)	SHB	Peer(2)
Net interest income to average earning assets	4.07%	3.81%	4.17%	3.92%	4.16%	4.00%
Net operating income to average assets	1.18	0.72	1.21	0.65	1.07	0.37
Net loan losses to average total loans	0.30	0.33	0.90	0.52	1.00	0.83
Tier 1 capital to average assets(3)	13.59	10.05	12.74	9.80	12.24	9.57
Cash dividends to net income	23.90	25.90	5.44	25.52	0.00	20.86

___________________

(1)

UBPR information, as presented in the table above, is prepared on a bank-only basis. This information may differ from other information presented in the “Information About SHB” which is presented on a consolidated basis.

(2)	Peer information is provided for December 31, 2013, which is the most recent information available.
(3)	For the years ended December 31, 2012 and 2011, SHB’s peer group consisted of approximately 719 and 736 insured commercial banks with total asset size of $100 million to $300 million.
(4)	Tier 1 capital to average assets is the ratio of core equity capital components to average total assets.

SHB and Southern Heritage Bank employed a total of 64 full-time equivalent employees as of December 31, 2013. SHB and Southern Heritage Bank are committed to hiring and retaining high quality employees to execute SHB’s strategic plan.

SHB’s website address is www.southernheritagebank.com. Shareholders may request a copy of the annual report without charge by contacting Virginia Kibble, Southern Heritage Bancshares, Inc., P. O. Box 4730, Cleveland, Tennessee 37320-4730.

Recapitalization

During the annual meeting on March 6, 2008, SHB’s shareholders voted on and approved a charter amendment authorizing a reclassification of the outstanding shares of SHB’s common stock into four separate and distinct classes (common stock, Class A common stock, Class B common stock and SHB Series A preferred stock). Upon the filing of the charter amendment, shares of SHB common stock outstanding immediately prior to such filing either remained as common stock or were converted to Class A common stock, Class B common stock or SHB Series A preferred stock. The SHB common stock continues to have unlimited voting rights. Class A common stock has limited voting rights and is entitled only to vote on transactions involving a merger, share exchange, sale of substantially all of the assets, voluntary dissolution, or as required by law. Class B common stock has limited voting rights and is entitled to vote only as required by law. SHB Series A preferred stock has limited voting rights and is entitled only to vote as may be required by law or in connection with the issuance of any stock having rights superior to the SHB Series A Preferred Stock.

Competition

The business of providing financial services is highly competitive. In addition to competing with other commercial banks in its service area, Southern Heritage Bank competes with savings and loan associations, insurance companies, savings banks, small loan companies, finance companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit card organizations, credit unions and other enterprises. In 1998, federal legislation allowed credit unions to expand their membership criteria. Expanded membership criteria coupled with existing tax-exempt status give credit unions a competitive advantage compared to banks.

Southern Heritage Bank builds and implements strategic plans and commitments to address competitive factors in the various markets it serves. Southern Heritage Bank’s primary strategic focus is on obtaining and maintaining profitable customer relationships in all markets it serves. The markets demand competitive pricing, but Southern Heritage Bank competes on high quality customer service that will attract and enhance loyal, profitable customers to Southern Heritage Bank. Industry surveys have consistently revealed that 65 to 70% of customers leave banks because of customer service issues. Accordingly, Southern Heritage Bank is committed to providing excellent customer service in all markets that it serves as a means of branding and distinguishing itself from other financial institutions. Southern Heritage Bank utilizes advertising, including both newspaper and radio, and promotional activities to support its strategic plans.

Southern Heritage Bank offers a typical mix of interest-bearing transaction, savings and time deposit products, as well as traditional non-interest bearing deposit accounts. Southern Heritage Bank maintains branch offices in Bradley County in Tennessee and a stand alone ATM facility in Polk County in Tennessee. Southern Heritage Bank’s market share has been in excess of 13% in Bradley County for the last three years. The following market share information for Bradley County (banks only, deposits inside of market) is from the Deposit Market Share Report, as of June 30, 2013, prepared annually by the FDIC (dollars in thousands):

Bank Name	# of Offices	Total Deposits	Market Share %
First Tennessee Bank, N.A.	4	275,508	19.34%
Branch Banking and Trust Company	3	216,663	15.21%
Southern Heritage Bank	3	207,999	14.60%
Regions Bank	4	201,365	14.13%
Bank of Cleveland	5	173,765	12.20%
SunTrust Bank	3	98,157	6.89%
United Community Bank	2	74,410	5.22%
CapitalMark Bank & Trust	1	61,308	4.30%
All others	7	115,481	8.10%
Total	32	1,424,656	100.00%

Regulation and Supervision

This section provides a brief summary of the regulatory environment in which SHB and its subsidiaries operate and is not designed to be a complete discussion of all statutes and regulations affecting such operations, including those statutes specifically mentioned herein. Changes in applicable laws, and their application by regulatory and law enforcement agencies, cannot necessarily be predicted, but could have a material effect on the business and results of SHB and its subsidiaries.

SHB is a bank holding company under the Bank Holding Company Act and is subject to supervision and examination by the Federal Reserve. As a bank holding company, SHB is required to file annual reports with the Federal Reserve and such other information as the Federal Reserve may require. The Federal Reserve also conducts examinations of SHB. Federal Reserve approval must be obtained before SHB may:

  Acquire ownership or control of any voting securities of a bank or bank holding company where the acquisition results in SHB owning or controlling more than 5% of a class of voting securities of that bank or bank holding company; or

  Acquire substantially all of the assets of a bank or bank holding company or merge with another bank holding company.

The Bank Holding Company Act provides that the Federal Reserve shall not approve any acquisition, merger or consolidation that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States. Further, the Federal Reserve may not approve any other proposed acquisition, merger, or consolidation, the effect of which might be to substantially lessen competition or tend to create a monopoly in any section of the country, or which in any manner would be in restraint of trade, unless the anti-competitive effect of the proposed transaction is clearly outweighed in favor of public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served. Further, an application may be denied if the applicant has failed to provide the Federal Reserve with adequate assurances that it will make available such information on its operations and activities, and the operations and activities of any affiliate, deemed appropriate to determine and enforce compliance with the Bank Holding Company Act and any other applicable federal banking statutes and regulations. In addition, the Federal Reserve considers the competence, experience and integrity of the officers, directors and principal shareholders of the applicant and any subsidiaries as well as the banks and bank holding companies concerned. The Federal Reserve also considers the record of the applicant and its affiliates in fulfilling commitments to conditions imposed by the Federal Reserve in connection with prior applications.

Southern Heritage Bank is a Tennessee banking corporation. Southern Heritage Bank’s operations are subject to the regulations of the TDFI and the FDIC. Both the TDFI and FDIC regulate and examine Southern Heritage Bank, and both have the authority under respective federal and state laws to prevent Southern Heritage Bank from engaging in unsafe or unsound practices in conducting its business. Federal and state banking laws and regulations govern, among other things, the scope of a bank’s business, the investments a bank may make, the reserves against deposits a bank must maintain, loans a bank makes and collateral it takes, the maximum interest rates a bank may pay on deposits, the activities of a bank with respect to mergers and consolidations and the establishment of branches.

SHB and Southern Heritage Bank are subject to certain provisions of FDICIA, which are described in “INFORMATION ABOUT FIRST CITIZENS--Regulation and Supervision.” Southern Heritage Bank exceeded the criteria for the “well capitalized” category at December 31, 2013. SHB is required to comply with the risk-based capital guidelines established by the Federal Reserve and with other tests relating to capital adequacy that the Federal Reserve adopts from time to time. Other current and proposed federal statutes, regulations and policies referenced above under “INFORMATION ABOUT FIRST CITIZENS--Regulation and Supervision” also apply to SHB and Southern Heritage Bank.

Limitations on the Payment of Dividends

SHB is a legal entity that is separate and distinct from its subsidiaries. The primary source of funds for dividends paid to SHB’s shareholders has been dividends paid to SHB by Southern Heritage Bank. Various federal and state laws limit the amount of dividends that Southern Heritage Bank may pay to SHB without regulatory approval. Payments of dividends to SHB by Southern Heritage Bank are subject to the restrictions set forth in the Tennessee Banking Act which requires the approval of the TDFI if the total of all dividends declared by a Tennessee state bank in any calendar year exceeds the net income of that bank for that year combined with the bank’s retained net income for the preceding two calendar years. Under FDICIA, Southern Heritage Bank may not pay any dividends if, after paying the dividend, it would be undercapitalized under applicable capital requirements. The FDIC also has the authority to prohibit Southern Heritage Bank from engaging in business practices that the FDIC considers to be unsafe or unsound, which, depending on the financial condition of Southern Heritage Bank, could include the payment of dividends.

In addition, the Federal Reserve has the authority to prohibit the payment of dividends by a bank holding company if its actions constitute unsafe or unsound practices. The Federal Reserve has issued a policy statement, Supervisory Release 09-4 (“SR 09-4”), on the payment of cash dividends by bank holding companies, which outlines the Federal Reserve’s view that a bank holding company that is experiencing earnings weaknesses or other financial pressures should not pay cash dividends that exceed its net income, that are inconsistent with its capital position or that could only be funded in ways that weaken its financial health, such as by borrowing or selling assets. The Federal Reserve has indicated that, in some instances, it may be appropriate for a bank holding company to eliminate its dividends. Further, in the current financial and economic environment, the Federal Reserve has indicated that bank and financial holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong.

Usury Laws

Tennessee usury laws limit the rate of interest that may be charged by banks operating in Tennessee. Certain federal laws provide for preemption of state usury laws. See “INFORMATION ABOUT FIRST CITIZENS- Regulation and Supervision.”

Properties

Southern Heritage Bank has three full-service bank financial centers and ATMs spread over two Tennessee counties. A list of available banking locations and hours is maintained on Southern Heritage Bank’s website (www.southernheritagebank.com) under the “Locations & Hours” section. Southern Heritage Bank owns and occupies the following properties:

  Southern Heritage Bank’s main branch and executive offices are located in a two-story building at 3020 Keith Street, Cleveland, Bradley County, Tennessee 37312. This property also houses Southern Heritage Bank’s operations, information technology, call center, bank security and mail departments;

  Southern Heritage Bank’s Waterville Springs office is located at 2530 Dalton Pike, Cleveland, Bradley County, Tennessee 37323, and is a full-service banking facility with 3 drive-through lanes and a drive-up ATM lane;

  The Georgetown Road office is located at 3795 Georgetown Road, Cleveland, Bradley County, Tennessee 37312, and is a full-service banking facility with 3 drive-through lanes and a drive-up ATM lane;

  Southern Heritage Bank’s stand alone ATM location is located at the corner of Hwy 64 and 411, 116 White Water Drive, Ocoee, Polk County, Tennessee 37361.

Southern Heritage Bank owns all branch properties and there are no liens or encumbrances against any properties owned by Southern Heritage Bank; the ATM location in Polk County is leased. All facilities described above are adequate and appropriate to provide banking services as noted and are adequate to handle growth expected in the foreseeable future. As growth continues or needs change, individual property enhancements or additional properties will be evaluated as necessary.

Legal Proceedings

SHB and its subsidiaries are defendants in various lawsuits arising out of the normal course of business. In the opinion of management, the ultimate resolution of such matters should not have a material adverse effect on SHB’s consolidated financial condition or results of operations. Litigation is, however, inherently uncertain, and SHB cannot make assurances that it will prevail in any of these actions, nor can it estimate with reasonable certainty the amount of damages that it might incur.

Market for SHB’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Holders and Market Information

As of June 30, 2014, there were 847 shareholders of record of SHB stock. SHB stock is not listed or traded on any established public trading market. The only sales of any shares known to SHB in 2013 or 2014 were as follows: During the second quarter of 2014, 100 shares of stock sold at an average price of $24.50 per share. During 2013, 10,346 shares of stock sold at an average price of $20.25 per share. These sale prices represent known transactions reported to SHB and do not necessarily represent all trading transactions for the periods.

Dividends

SHB paid aggregate dividends per share of SHB common stock of $0.40 in 2013 and $0.30 in 2012. No dividends were paid in the first two quarters of 2014. SHB pays dividends one time per year. The following annual dividends per share of common stock by class were paid for 2013 and 2012:

Annual dividends	2013	2012
Common stock	$ 0.40	$ 0.30
Class A common stock	0.41	0.31
Class B common stock	0.42	0.32

Future dividends will depend on SHB’s earnings, financial condition, regulatory capital levels and other factors, which SHB’s board of directors considers relevant. See the section above entitled “Business – Regulation and Supervision” and Note 8 to SHB’s Consolidated Financial Statements included elsewhere in this Proxy Statement/Prospectus for more information on restrictions and limitations on SHB’s ability to pay dividends.

Issuer Purchases of Equity Securities

SHB had no publicly announced plans or programs for purchase of stock during 2013. There were no shares of SHB common stock repurchased during the year ended December 31, 2013, nor during the six months ended June 30, 2014.

Unregistered Sales of Securities

There were no unregistered sales of SHB’s common stock in 2013, 2012 or the six months ended June 30, 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2013 and 2012

Executive Overview

For the year ended December 31, 2013, SHB produced stable net income that resulted in a return on average equity of 10.65% compared to 10.68% for 2012. Net income for 2013 totaled $2.7 million compared to $2.7 million in 2012. Earnings per share were $2.10 for the year ended December 31, 2013 compared to $2.00 for the year ended December 31, 2012.

Net interest income totaled $8.1 million in 2013 compared to $8.0 million in 2012. Provision for loan losses totaled approximately $124,000 in 2013 compared to approximately $980,000 in 2012. Gain on sale of available-for-sale securities totaled $164,000 in 2013 compared to approximately $1.0 million in 2012. Losses on the sale or write-down of other real estate owned totaled approximately $192,000 in 2013 compared to $549,000 in 2012.

Total equity decreased from $26.0 million as of December 31, 2012 to $25.2 million as of December 31, 2013. The decrease in total equity is due to a decrease in the fair value of the security portfolio, which decreased accumulated other comprehensive income by $3.3 million, which was partially offset by a $2.1 million increase in retained earnings and a $300,000 increase in additional paid in capital due primarily to the exercise of stock options. Return on average equity was 10.65% in 2013 compared to 10.68% for 2012. Return on average assets (“ROAA”) was 1.14% and 1.16% for 2013 and 2012, respectively.

In 2013, SHB’s common stock dividend payout ratio was 19.23% compared to 14.82% in 2012. The dividend payout ratio has trended in the range of 0.00% to 19.23% over the past five years as part of SHB’s strategic effort to balance growth and preservation of capital with providing a competitive dividend yield.

Maintaining a stable net interest margin and manageable interest rate risk profile is perpetual strategic priority for many financial institutions, including Southern Heritage Bank. SHB’s net interest margin has been in the range of 3.28% to 4.17% over the past five years and was 4.07% in 2013 and 4.17% in 2012. As of December 31, 2013, SHB’s interest rate risk position was asset sensitive. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Interest Rate Risk.”

The efficiency ratio is a measure of non-interest expense as a percentage of total revenue. SHB computes the efficiency ratio by dividing non-interest expense by the sum of net interest income on a tax equivalent basis and non-interest income. This is a non-GAAP financial measure, which management believes provides investors with important information regarding SHB’s operational efficiency. Comparison of SHB’s efficiency ratio with those of other companies may not be possible because other companies may calculate the efficiency ratio differently. SHB’s efficiency ratios for the years ended December 31, 2013, and 2012 were 62.15% and 58.10%, respectively.

The tangible common equity ratio is a non-GAAP measure used by management to evaluate capital adequacy. Tangible common equity is total equity less net accumulated other comprehensive income, goodwill and deposit-based intangibles. Tangible assets are total assets less goodwill and deposit-based intangibles. The tangible common equity ratio was 11.59% as of December 31, 2013 compared to 10.30% as of December 31, 2012.

A reconciliation of the non-GAAP measures of efficiency ratio and tangible common equity ratio is provided as follows (dollars in thousands):

	2013	2012
Efficiency ratio:
Net interest income(1)	$ 8,754	$ 8,600
Non-interest income(2)	2,776	3,993
Total revenue	11,530	12,593
Non-interest expense	7,166	7,317
Efficiency ratio	62.15%	58.10%
Tangible common equity ratio:
Total equity capital	$ 25,184	$ 26,002
Less:
Accumulated other comprehensive income	(2,283)	987
Goodwill	-	-
Other intangible assets	-	-
Tangible common equity	$ 27,467	$ 25,015
Total assets	237,078	242,822
Less:	-	-
Goodwill	-	-
Other intangible assets	-	-
Tangible assets	$ 237,078	$ 242,822
Tangible common equity ratio	11.59%	10.30%

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(1)     Net interest income includes interest and rates on securities that are non-taxable for federal income tax purposes that are presented on a taxable equivalent basis based on a federal statutory rate of 34%.

(2)     Non-interest income is presented net of any credit losses from other-than-temporary impairment losses on available-for-sale securities recognized against earnings for the years presented.

Critical Accounting Policies

The accounting and reporting of SHB and its subsidiaries conform to GAAP and follow general practices within the industry. Preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that SHB’s estimates are reasonable under the facts and circumstances based on past experience and information supplied from professionals, regulators and others. Accounting estimates are considered critical if (i) management is required to make assumptions or judgments about items that are highly uncertain at the time estimates are made and (ii) different estimates reasonably could have been used during the current period, or changes in such estimates are reasonably likely to occur from period to period, that could have a material impact on presentation of SHB’s Consolidated Financial Statements.

The development, selection and disclosure of critical accounting policies are discussed and approved by the Audit Committee of Southern Heritage Bank’s board of directors. Because of the potential impact on the financial condition or results of operations and the required subjective or complex judgments involved, management believes its critical accounting policies consist of the allowance for loan losses and fair value of financial instruments.

  Allowance For Loan Losses

The allowance for loan losses represents management’s best estimate of inherent losses in the existing loan portfolio. Management’s policy is to maintain the allowance for loan losses at a level sufficient to absorb reasonably estimated and probable losses within the portfolio. Management believes the allowance for loan losses estimate is a critical accounting estimate because: (i) changes can materially affect provision for loan loss expense on the income statement; (ii) changes in the borrower’s cash flows can impact the reserve; and (iii) management makes estimates at the balance sheet date and also into the future in reference to the reserve. While management uses the best information available to establish the allowance for loan losses, future adjustments may be necessary if economic or other conditions change materially. In addition, as a part of their examination process, regulatory agencies periodically review Southern Heritage Bank’s loans and allowances for loan losses and may require Southern Heritage Bank to recognize adjustments based on their judgment about information available to them at the time of their examination.

  Fair Value of Financial Instruments

Certain assets and liabilities are required to be carried on the balance sheet at fair value. Further, the fair value of financial instruments must be disclosed as a part of the notes to the consolidated financial statements for other assets and liabilities. Fair values are volatile and may be influenced by a number of factors, including market interest rates, prepayment speeds, discount rates, the shape of yield curves and the credit worthiness of counterparties.

Fair values for all of Southern Heritage Bank’s available-for-sale investment securities are based on observable market prices obtained from independent asset pricing services that are based on observable transactions but not quoted market prices.

Financial Condition

Total assets decreased 2.35% to $237.1 million as of December 31, 2013 compared to $242.8 million as of December 31, 2012. Loans decreased 8.88% or $13.3 million as competition for quality loans been significant in SHB’s market.

Deposits totaled $205.3 million as December 31, 2013 compared to $208.5 million as of December 31, 2012 and accounted for more than 97.55% of total funding for SHB for 2013. Capital decreased approximately 3.14% when comparing December 2013 to December 2012 as a result of increases in undistributed net income of $2.1 million and additional paid in capital of $300,000 being more than offset by a decrease of $3.3 million in accumulated other comprehensive income. The decrease in accumulated other comprehensive income is due to the unrealized gain position on the available for sale securities portfolio changing to an unrealized loss during 2013 as a result of the mid-year spike in long term interest rates. Unrealized gains on investments retreated significantly in 2013 relative to the rise in 10-year Treasury yields, which were 3.04% and 1.78% as of December 31, 2013 and 2012, respectively.

  Investment Securities Analysis

The following table presents the composition of total investment securities as of December 31 for the last five years (in thousands):

	2013	2012	2011	2010	2009
U.S. Treasury and government agencies	$1,718	$1,039	$2,025	$4,938	$14,648
State and political subdivisions	46,495	39,761	34,082	12,888	17,421
Mortgage-backed, residential (GSEs)	20,753	16,540	19,786	23,942	14,255
Total investment securities	$68,966	$57,340	$55,893	$41,768	$46,324

In 2013, investment securities increased $11.6 million due to a $4.2 million increase in agency MBS and a $6.7 million increase in municipal securities. Changes in the portfolio were primarily driven by incremental purchases of new MBS and municipal debt securities which were offset by an overall decrease of $5.0 million in net unrealized appreciation (pre-tax) on the portfolio.

The allocation to tax-exempt municipal securities as a percent of the total portfolio was 67.42% as of December 31, 2013 compared to 69.34% and 60.98% as of December 31, 2012 and 2011, respectively. This range of ratios is consistent with recent allocations, as SHB has strategically maintained approximately two-thirds of its portfolio in the tax-exempt municipal sector for many years.

  Maturity and Yield on Securities

Contractual maturities on investment securities generally vary from one to 15 years. However, the expected remaining lives of investment securities are expected to be much shorter due to anticipated payments from mortgage-backed securities. These securities comprised 30.09% of the investment security portfolio at December 31, 2013 and are primarily amortizing payments that provide stable monthly cash inflows of principal and interest payments. The following table presents carrying amount, contractual maturities and yields by category for debt securities as of December 31, 2013 (dollars in thousands):

	Maturing Within One Year		Maturing After One Year Within Five Years		Maturing After Five Years Within Ten Years		Maturing After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U. S. Treasury and government agencies	$-	-	$-	-	$1,718	2.26%	$-	-	$1,718
State and political subdivisions(2)	-	-	-	-	6,464	4.30%	40,031	4.28%	46,495
Mortgage-backed, residential (GSEs) (1)	275	3.34%	15,755	2.60%	3,710	2.36%	1,013	2.99%	20,753
Total	$275	3.34%	$15,755	2.60%	$11,892	3.33%	$41,044	4.25%	$68,966

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(1)       This category consists entirely of residential MBS and CMOs issued by government sponsored entities, which are presented based on contractual maturities (with 59.51% of the total for this category in the Maturing After Ten Years category). However, the remaining lives of such securities are expected to be much shorter due to anticipated payments.

(2)           Yields are presented on a tax-equivalent basis using a federal statutory rate of 34%.

  Available-For-Sale Securities

SHB held no securities in the held-to-maturity or trading categories as of December 31, 2013 or 2012. The following table presents amortized cost and fair value of available-for-sale securities as of December 31, 2013 (in thousands):

	Amortized	Fair
	Cost	Value
U.S. Treasury and government agencies	$1,759	$1,718
States and political subdivisions	49,810	46,495
Mortgage-backed, residential (GSEs)	20,856	20,753
Total	$72,425	$68,966

In addition to the amounts presented above, Southern Heritage Bank held $450,000 in FHLB stock at both December 31, 2013 and 2012, recorded at cost.

Objectives of Southern Heritage Bank’s investment portfolio management are to provide safety of principal, provide adequate liquidity, insulate GAAP capital against excessive changes in market value and optimize investment performance. Investments also serve as collateral for government, public funds and large deposit accounts that exceed FDIC-insured limits. Pledged investments at December 31, 2013 and 2012 had a fair market value of $2.2 million and $4.3 million, respectively. The average expected life of the investment securities portfolio was 10.44 years and 10.12 years as of December 31, 2013, and 2012, respectively. Portfolio yields (on a tax equivalent basis) were 3.74 % as of December 31, 2013 compared to 3.94% as of December 31, 2012.

SHB classifies investments, based on intent, into trading, available-for-sale and held-to-maturity categories in accordance with GAAP. SHB held no securities in the trading or held-to-maturity categories for any of the last five years and does not expect to hold any such securities in 2014. SHB’s investment strategy is to classify the securities portfolio as available-for-sale, which are carried on the balance sheet at fair market value. Classification of available-for-sale investments allows flexibility to actively manage the portfolio under various market conditions.

Mortgage-backed, residential securities consisted of MBS and CMOs issued by government sponsored entities and accounted for 30.09% and 28.84% of the investment portfolio for years ended December 31, 2013 and 2012, respectively. The Credit quality of SHB’s MBS and CMO portfolio was considered strong and reflected a net unrealized loss (pre-tax) of $103,000 as of December 31, 2013. The unrealized loss position is attributable to market factors as values are heavily influenced by market rates and yield curve, including but not limited to the 10-year Treasury rates, which increased approximately 126 basis points from December 31, 2012 to December 31, 2013. Management believes that this level of amortizing securities provides steady cash flows. Principal cash flows for 2014 are projected to be $2.8 million.

As of December 31, 2013 and 2012, approximately two-thirds of the investment portfolio was invested in municipal securities, which were geographically diversified. The fair value of municipal securities at December 31, 2013 totaled $46.5 million all of which were tax exempt. Approximately 78.46% of municipal securities were general obligation municipal bonds and the remaining 21.54% were revenue bonds at December 31, 2013. The revenue bonds are primarily essential services bonds such as for water and sewer, school systems and other public improvement projects. Overall credit quality of the municipal portfolio was considered satisfactory and reflected a net unrealized loss of $3.3 million as of year-end 2013, which is attributable to change in interest rate and liquidity as none of these rated bonds were below investment grade.

The following table indicates by category gross unrealized gains and losses within the available-for-sale portfolio as of December 31, 2013 (in thousands):

	Unrealized Gains	Unrealized Losses	Net
U.S. Treasury and government agencies	$-	$(41)	$(41)

States and political subdivisions	104	(3,419)	(3,315)
Mortgage-backed, residential (GSEs)	234	(337)	(103)
Total	338	(3,797)	(3,459)

Unrealized gains and losses noted above were included in Accumulated Other Comprehensive Income, net of tax.

  Loan Portfolio Analysis

The following table compares the portfolio mix of loans held for investment as of December 31 for each of the last five years (in thousands):

	2013	2012	2011	2010	2009
Commercial and industrial	$22,374	$25,557	$23,788	$24,809	$27,655
Construction and development	17,348	17,233	14,482	15,140	21,174
Real estate-mortgage(1)	84,852	91,864	91,522	87,972	86,083
Installment loans to individuals	2,027	2,208	2,018	2,589	3,673
Other loans	9,433	12,426	8,456	11,555	11,751
Total loans	$136,034	$149,288	$140,266	$142,065	$150,336

(1)                 Includes commercial real estate, multi-family, first lien residential and home equity products

For purposes of the table above, loans do not include loans that are sold in the secondary mortgage market. SHB classifies loans to be sold in the secondary mortgage market separately in its consolidated financial statements. Secondary market mortgages totaled $3.2 million, $3.8 million and $2.5 million as of December 31, 2013, 2012 and 2011, respectively. Interest and fees earned on secondary mortgage loans were included in loan interest income and gain on sale of mortgage loans, respectively, in SHB’s Consolidated Financial Statements.

  Changes In Loan Categories

Total loans at December 31, 2013 were $136.0 million compared to $149.3 million at December 31, 2012 and $140.3 million at December 31, 2011. Loans decreased 8.88% in 2013 and increased 6.43% in 2012. The following table details the breakdown of changes by category for the year ended December 31, 2013 (dollars in thousands):

	Increase (Decrease)	Percent Change
Commercial and industrial	$(3,183)	(12.45%)
Construction and development	115	0.67%
Real estate-mortgage	(7,012)	(7.63%)
Installment loans to individuals	(181)	(8.20%)
Other loans	(2,993)	(24.09%)
Net change in loans	$(13,254)	(8.88%)

The loan portfolio remains heavily weighted in real estate loans, which accounted for $102.2 million or 75.13% of total loans as of December 31, 2013 compared to $109.1 million or 73.08% of total loans as of December 31, 2012. Commercial and residential construction loans accounted for $17.3 million of the $102.2 million invested in real estate loans. Although the portfolio was heavily weighted in real estate, Southern Heritage Bank does not invest in sub-prime or non-traditional mortgages. Within real estate loans, commercial real estate loans was the largest category, comprising 38.36% of total loans as of December 31, 2013 compared to 37.48% as of December 31, 2012. Diversification of the real estate portfolio is a necessary and desirable goal of SHB’s real estate loan policy. In order to achieve and maintain a prudent degree of diversity, given the composition of the market area and the general economic state of the market area, SHB will strive to maintain real estate loan portfolio diversification. Risk monitoring of commercial real estate concentrations is performed in accordance with regulatory guidelines and includes assessment of risk levels of various types of commercial real estate and review of ratios of various concentrations of commercial real estate as a percentage of capital. During 2013, loans decreased 8.88% and capital decreased 3.14%. Therefore, real estate loans as a percent of capital increased. The following table presents real estate loans as a percent of total risk based capital as of December 31 for each of the last five years:

	2013	2012	2011	2010	2009
As a percent of total risk based capital*:
Construction and development	50.87%	53.58%	49.14%	56.12%	89.94%
Residential (one-to-four family)	84.19	96.66	105.72	127.78	156.51
Other real estate loans	164.63	188.94	204.86	198.34	209.14
Total real estate loans	299.69%	339.18%	359.73%	382.24%	455.58%

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*      Total risk-based capital is a non-GAAP measure used by regulatory authorities and reported on quarterly regulatory filings. Total risk-based capital for Southern Heritage Bank was $34.1 million, $32.2 million, $29.5 million, $27.0 million and $23.5 million as of December 31, 2013, 2012, 2011, 2010 and 2009, respectively.

  Average Loan Yields

The average yield on loans of Southern Heritage Bank has trended downward over the past four years, as loans have repriced during the historically low interest rate environment. Average yield on loans for the years indicated were as follows:

2013 - 5.24%
2012 - 5.58%
2011 - 5.70%
2010 - 5.73%
2009 - 5.63%

The aggregate amount of unused guarantees, commitments to extend credit and standby letters of credit was $25.6 million at year-end 2013. For more information regarding commitments and standby letters of credit, see Note 10 in SHB Consolidated Financial Statements.

Loan Policy Guidelines

Management has established policies approved by SHB’s board of directors regarding portfolio diversification and underwriting standards. Loan policy also includes Board-approved guidelines for collateralization, loans in excess of loan to value (“LTV”) limits, maximum loan amount and maximum maturity and amortization period for each loan type. Policy guidelines for LTV ratios and maturities related to various types of collateral at December 31, 2013, were as follows:

Collateral	Maximum Amortization	Maximum LTV
Real estate	Various (see discussion below)	Various (see discussion below)
Equipment	7 Years	70%
Inventory	5 Years	50%
Accounts receivable	5 Years	75%

SHB manages risk in the real estate portfolio by adherence to regulatory limits in regards to LTV percentages, as designated by the following categories:

Loan Category	Maximum LTV
Raw land	65%
Farmland	80%
Real estate-construction:
Commercial acquisition and development	75%
Commercial, multi-family* and other non-residential	80%
One-to-four family residential owner occupied	80%
One-to-four family residential non-owner occupied	80%
Commercial (existing property):
Owner occupied improved property	80%
Non-owner occupied improved property	80%
Residential (existing property):
Home equity lines	80%
Owner occupied one-to-four family residential	80%
Non-owner occupied one-to-four family residential	80%

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*    Multi-family construction loans include loans secured by cooperatives and condominiums.

Loans may be approved in excess of the LTV limits, provided that they are approved on a case-by-case basis pursuant to Southern Heritage Bank’s loan policy as follows:

  The request is fully documented to support the fact that other credit factors justify the approval of that particular loan as an exception to the LTV limit;

  The loan, if approved, is designated in Southern Heritage Bank’s records and reported as an aggregate number with all other such loans approved by the full board of directors on at least a quarterly basis;

  The aggregate total of all loans so approved, including the extension of credit then under consideration, shall not exceed 100% of Southern Heritage Bank’s total capital; and

  The aggregate portion of these loans in excess of the LTV limits that are classified as commercial, agricultural, multi-family or non-one-to-four family residential property shall not exceed 30% of Southern Heritage Bank’s total capital.

Southern Heritage Bank’s loan policy additionally requires every loan to have a documented repayment arrangement. While reasonable flexibility is necessary to meet credit needs of customers, in general real estate loans are to be repaid within the following time frames:

Loan Category	Maximum Amortization Period
Raw land	10 years
Real estate- construction	1.5 years
Real estate-commercial, multi-family, and other non-residential	20 years
Real estate-one-to-four family residential	20 years
Home equity	10 years
Farmland	20 years

  Credit Risk Management and Allowance for Loan Losses

Loan portfolio quality improved in 2013 compared to 2012 and 2011 and remains manageable relative to prevailing market conditions, as is evidenced through improving trends in impaired loans and changes to the allowance for loan losses. The ratio of net charge-offs to average net loans outstanding was 0.30%, 0.90% and 1.00% for the years ended December 31, 2013, 2012 and 2011, respectively. The aggregate of non-performing loans and OREO as a percent of total loans plus OREO at December 31, 2013 totaled 1.58% compared to 1.62% at December 31, 2012 and 2.96% at December 31, 2011. The volume of OREO increased $222,000 and loans charged off decreased $813,000 in 2013 compared to 2012 while total non-performing loans decreased $501,000 from 2012 to 2013. Management believes that Southern Heritage Bank’s strong credit risk management practices continue to provide a means for timely identification and assessment of problem credits in order to minimize losses. For additional information regarding SHB’s credit risk management procedures and practices and allowance for loan losses, refer to Notes 1 and 3 in SHB Consolidated Financial Statements.

  Non-Performing Assets

Non-performing assets consist of non-performing loans and OREO. Non-performing loans consist of non-accrual loans and loans 90 days or more past due and still accruing interest. Interest income on loans is recorded on an accrual basis. The accrual of interest is discontinued on all loans, which become 90 days past due, unless the loan is well secured and in the process of collection. The gross interest income that would have been recorded for the 12 months ended December 31, 2012 if all loans reported as non-accrual had been current in accordance with their original terms and had been outstanding throughout the period was approximately $48,000 for 2013 compared to approximately $3,000, $97,000, $155,000 and $119,000 for the 12 months ended December 31, 2012, 2011, 2010 and 2009, respectively. Loans on which terms have been modified in a concessionary manner as a result of deterioration in the financial position of the borrower are considered to be troubled-debt restructures (“TDRs”). SHB had TDRs totaling $359,000 of December 31, 2013, compared to $371,000 as of December 31, 2012. For additional discussion regarding non-performing assets, see Note 3 in SHB Consolidated Financial Statements.

  Other Real Estate Owned

The book value of OREO was $1.2 million as of December 31, 2013, compared to $1.0 million and $2.0 million as of December 31, 2012 and 2011, respectively. As of December 31, 2013, there were approximately seven properties accounted for as OREO consisting of vacant land, residential lots and other residential and commercial properties. Approximately 93% of the $1.2 million accounted for as OREO as of December 31, 2013, was located in Bradley County, Tennessee and surrounding counties. Management continues efforts to market and liquidate OREO.

Activity in OREO for the years ended December 31, 2013, 2012, and 2011 was as follows (in thousands):

	2013	2012	2011
Beginning balance	$ 1,009	$ 1,959	$ 3,912
Acquisitions	1,364	990	990
Dispositions	(950)	(1,391)	(2,721)
(Loss) Gain on sale and writedowns	(192)	(549)	(222)
Ending balance	$ 1,231	$ 1,009	$ 1,959

OREO is recorded at the time of foreclosure at fair value, less estimated costs to sell, establishing a new cost basis. Subsequently, it is carried at the lower of cost or market. Any reduction in value at the time of foreclosure is charged to the allowance for loan losses. All other real estate parcels are appraised at least annually and carrying values adjusted to reflect the decline, if any, in their realizable value. Such adjustments made subsequent to foreclosure are charged against earnings.

Other non-interest expenses for property taxes, maintenance and other costs related to acquisition or maintenance of OREO totaled approximately $143,000, $111,000 and $114,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

  Composition of Deposits

The average balance of deposits and average interest rates paid on such deposits are summarized in the following table for the years ended December 31, 2013, 2012 and 2011 (dollars in thousands):

	2013		2012		2011
	Balance	Rate	Balance	Rate	Balance	Rate
Non-interest bearing demand deposits	$ 31,962	N/A	$ 32,795	N/A	$ 28,982	N/A
Interest bearing demand deposits	84,591	0.32%	68,433	0.48%	53,748	0.53%
Savings deposits	11,218	0.06%	10,115	0.17%	9,182	0.17%
Time deposits	78,750	1.02%	84,395	1.21%	95,131	2.24%
Total deposits	$ 206,521	0.84%	$ 195,738	1.02%	$ 187,043	2.03%

The decrease in average cost of deposits for the year ended December 31, 2013 compared to the prior two years was a result of the continued historically low interest rate environment and a result of the impact of the Federal Open Market Committee (“FOMC”) decision to maintain low federal funds rates during that timeframe. It is expected that federal fund rates will remain at the current range of 0.00% to 0.25% through the end of 2014. During 2013, the prevailing market and competitive environment continued to yield strong competition in the pricing of interest-bearing deposit products, but overall pricing remained very low compared to long-term historical trends. Southern Heritage Bank does not compete solely on price, as strategies are focused more on customer relationships that attract and retain core deposit customers rather than time deposits.

Total deposits fell 1.5% from December 31, 2012 to December 31, 2013. Savings deposits grew $1.8 million or 17.22% while demand deposit and time deposit balances fell $3.7 million or 3.18% and $807,000 or 1.00% during 2013, respectively. Savings deposit growth was primarily attributable to growth in Southern Heritage Bank’s interest bearing savings accounts, including the Regular and Business Savings accounts, which carry competitive attractive rates compared to other options available to customers in time deposits and other brokerage or investment products.

Time deposits over $100,000 comprised 50.64% of total time deposits as of December 31, 2013 compared to 46.33% as of year-end 2012. As of December 31, 2013, 36.44% of time deposits will mature or reprice over the next 12 months as the prevailing competitive market and rate environment continued to exhibit strong demand for shorter terms during 2013.

  Other Borrowings

In addition to deposits, SHB uses a combination of short-term and long-term borrowings to supplement its funding needs. Short-term borrowings are used to manage fluctuations in liquidity. Short-term borrowings were used on a very limited basis during the most recent two fiscal years because of SHB’s strategic efforts to maintain a strong liquidity position, a shrinking loan portfolio, and steady core deposits.

Other borrowings at the holding company level carried a variable rate and consisted of trust-preferred debt in 2013 and 2012.

  Aggregate Contractual Obligations

At December 31, 2013, contractual obligations were due as follows (in thousands):

	Total	Less than One Year	One- Three Years	Three- Five Years	Greater than Five Years
Unfunded loan commitments	$ 25,468	$ 25,648	$ -	$ -	$ -
Standby letters of credit	161	161	-	-	-
Total	$ 25,629	$ 25,629	$ -	$ -	$ -

  Off-Balance Sheet Arrangements

Except for unfunded loan commitments and standby letters of credit, Southern Heritage Bank does not engage in a material amount of off-balance sheet activities and does not anticipate material changes in volume going forward.

Results of Operations

SHB reported consolidated net income of $2.7 million for the years ended December 31, 2013 and 2012. Earnings per common share were $2.05 for 2013 compared to $1.95 for 2012. Return on average assets was 1.14% and 1.16% for the years ended December 31, 2013 and 2012, respectively. Return on average equity was 10.65%, and 10.68% for 2013 and 2012, respectively.

Net yield on average earning assets was 4.07% in 2013 compared to 4.17% in 2012. Although the net interest income as a percentage of average earning assets decreased in 2013, overall growth in earning assets resulted in an increase of $92,000 in net interest income in 2013 compared to 2012.

Total non-interest income for the year ended December 31, 2013 decreased $1.2 million or 30.48% compared to the year ended December 31, 2012. The net decrease was primarily attributable to an $885,000 decrease in net gains on sales of securities and a $380,000 decrease in gain on sale of mortgage loans, which was due to a decrease in the volume of loans sold.

SHB’s effective tax rate was 23.69% in each of the years ended December 31, 2013 and was 27.92% in 2012. SHB’s effective tax rate is impacted by certain factors which can vary from year to year and include, but are not limited to, the volume of and related earnings on tax-free investments within Southern Heritage Bank’s investment portfolio and other factors incidental to the financial services business. The decrease in the effective tax rate from 2012 to 2013 was primarily due to a higher level of tax exempt income in 2013.

Interest earning assets in 2013 averaged $215.4 million at an average rate of 4.63% compared to $208.4 million at an average rate of 4.85% in 2012 and $216.8 million at an average rate of 5.05% in 2011. Interest bearing liabilities at December 31, 2013 averaged $180.0 million at an average cost of 0.67% compared to $169.2 million at an average cost of 0.89% at December 31, 2012 and $164.5 million at an average cost of 1.17% at December 31, 2011.

The following table presents the annual average balance sheet and net interest income analysis for the years ended December 31, 2013, 2012 and 2011 (dollars in thousands):

	AVERAGE BALANCES AND RATES
	2013			2012			2011
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Assets
Interest earning assets:
Loans (1)(2)(3)	$ 142,062	$ 7,450	5.24%	$ 141,366	$ 7,882	5.58%	$ 140,100	$ 7,981	5.70%
Investment securities:
Taxable	19,884	484	2.43%	21,725	389	1.79%	27,210	711	2.61%
Tax exempt (4)	44,515	2,029	4.56%	38,268	1,836	4.80%	21,906	1,236	5.64%
Federal funds sold and other	8,948	14	0.16%	7,408	9	0.13%	7,392	10	0.14%
Total interest earning assets	215,409	9,977	4.63%	208,407	10,116	4.85%	216,803	9,938	5.05%
Non-interest earning assets:
Allowance	(2,193)			(2,238)			(2,644)
Loans held for sale	2,456			3,166			1,982
Cash and due from banks	14,695			9,916			9,403
Premises and equipment	4,306			4,520			4,621
Other assets	4,341			4,769			6,833
Total assets	$ 239,014			$ 228,540			$ 216,803
Liabilities and shareholders’ equity
Interest bearing liabilities
Now accounts	$ 72,970	$ 246	0.34%	$ 54,658	$ 289	0.53%	$ 39,628	$ 258	0.65%
Money market	11,621	22	0.19%	13,775	40	0.29%	14,120	66	0.47%
Savings deposits	11,219	8	0.07%	10,115	17	0.17%	9,182	16	0.17%
Time deposits less than $100 thousand	41,489	398	0.96%	45,412	524	1.15%	50,890	680	1.34%
Time deposits greater than $100 thousand	37,261	406	1.09%	38,983	494	1.27%	44,240	778	1.76%
Repurchase agreements and other interest bearing liabilities	321	1	0.31%	1,182	3	0.25%	1,333	5	0.38%
Subordinated debentures	5,155	121	2.35%	5,155	132	2.56%	5,155	123	2.39%
Total interest bearing liabilities	180,036	1,202	0.67%	169,280	1,499	0.89%	164,548	1,926	1.17%
Net interest spread		8,775	3.96%		8,617	3.97%		8,012	3.88%
Non-interest bearing liabilities
Demand deposits	31,962			32,795			28,982
Other liabilities	1,423			1,563			1,106
Total liabilities	213,421			203,638			194,636
Total shareholders’ equity	25,593			24,902			22,167
Total liabilities and shareholders’ equity	$ 239,014			$ 228,540			$ 216,803
Impact of non-interest bearing demand deposits			0.11%			0.17%			0.19%
Net yield on average earning assets			4.07%			4.13%			4.08%

___________________

(1)	Loan totals are loans held for investments and net of unearned income.
(2)	Fee income on loans held for investment is included in interest income and computations of the yield.
(3)	Includes loans on non-accrual status.
(4)	Interest and rates on securities that are non-taxable for federal income tax purposes are presented on a taxable equivalent basis based on SHB’s statutory federal tax rate of 34%.

  Volume/Rate Analysis

The following table provides an analysis of the impact of changes in balances and rates on interest income and interest expense changes from 2013 to 2012 and 2012 to 2011 (in thousands):

	Average Volume	Average Rate	Total Increase (Decrease)	Average Volume	Average Rate	Total Increase (Decrease)
Interest earned on:
Loans	39	(471)	(432)	72	(171)	(99)
Taxable securities	(35)	130	95	(125)	(197)	(322)
Tax-exempt securities	289	(96)	193	808	(208)	600
Federal funds sold and other earning assets	3	2	5	-	(1)	(1)
Total interest earning assets	296	(435)	(139)	755	(577)	178
Interest bearing liabilities: Now accounts	80	(123)	(43)	85	(54)	31
Money market accounts	(5)	(13)	(18)	(2)	(24)	(26)
Savings deposits	2	(11)	(9)	2	(1)	1
Time deposits less than $100 thousand	(43)	(83)	(126)	(69)	(87)	(156)
Time deposits greater than $100 thousand	(21)	(67)	(88)	(85)	(199)	(284)
Subordinated debt	-	(11)	(11)	-	9	9
Securities sold under agreements to repurchase and other interest bearing liabilities	(3)	1	(2)	(1)	(1)	(2)
Total interest bearing liabilities	10	(307)	(297)	(70)	(357)	(427)
Net interest earnings	286	(128)	158	825	(149)	605

  Non-Interest Income

The following table compares non-interest income for the years ended December 31, 2013, 2012 and 2011 (dollars in thousands):

	Total 2013	Increase (Decrease)		Total 2012	Increase (Decrease)		Total 2011
		Amount	%		Amount	%
Mortgage banking income	$ 1,452	$ (380)	(20.74)%	$ 1,832	$ 281	18.12%	$ 1,551
Service charges on deposit accounts	487	17	3.62	470	(76)	(13.92)	546
Gain on sale of securities, net	164	(885)	(84.37)	1,049	685	188.19	364
Other non-interest income	673	31	4.83	642	(32)	(4.75)	674
Total non-interest income	$ 2,776	$ (1,217)	(30.48)%	$ 3,993	$ 858	27.37%	$ 3,135

Total non-interest income decreased 30.48% in 2013 compared to 2012. Mortgage banking income decreased approximately $380,000 and 20.74% in 2013 due to a reduction in the volume of mortgages sold compared to 2012. Service charges on deposits increased 3.62% in 2013 compared to 2012 primarily due to higher overdraft fees.

Gain on sale of securities decreased approximately $885,000 in 2013 compared to 2012 primarily due to a decrease in security sales in 2013 compared to 2012.

In 2013, total non-interest income contributed 23.01% of total revenue in 2013 compared to 29.61% and 24.78% for 2012 and 2011, respectively.

  Non-Interest Expense

The following table compares non-interest expense for the years ended December 31, 2013, 2012 and 2011 (dollars in thousands):

	Increase (Decrease)			Increase (Decrease)
	Total 2013	Amount	%	Total 2012	Amount	%	Total 2011
Salaries and employee benefits	$ 3,896	$ 142	3.78%	$ 3,754	150	4.16%	$ 3,604
Occupancy and equipment	434	(75)	(14.73)	509	(41)	(7.45)	550
Data processing expense	670	103	18.17	567	(61)	(9.71)	628
Advertising and public relations	276	6	2.22	270	9	3.45	261
Professional services	260	16	6.56	244	33	15.64	211
Federal deposit insurance	143	16	12.60	127	(164)	(56.36)	291
Net loss on other real estate owned	192	(357)	(65.03)	549	327	147.30	222
Other expenses	1,295	(2)	(0.15)	1,297	9	0.70	1,288
Total non-interest expense	$ 7,166	$ (151)	(2.06)%	$ 7,317	$ 262	3.71%	$ 7,055

Total non-interest expense decreased 2.06% in 2013 compared to 2012. Non-interest expense consisted primarily of salaries and employee benefits expense, which comprised 54.37% of total non-interest expense in 2013 compared to 51.31% and 51.08% in 2012 and 2011, respectively. Salary and employee benefits expense increased 3.78% or $142,000 in 2013 compared to 2012. Significant expense associated with salaries and benefits is consistent with SHB’s strategic plan to hire and retain high quality employees to provide outstanding customer service and strive for exceptional shareholder returns. Increased expense in 2013 is attributable to a combination of pay increases to existing employees, increased cost of employee benefits, including health insurance, and contributions to retirement plans and incentive plans.

Occupancy and equipment decreased 14.73% compared to 2012. Data processing expense increased 18.17% in 2013 primarily due to effective contract management of expenses for core systems and outsourced portions of the information technology functions of Southern Heritage Bank. SHB continues to strive for efficiencies in the areas of expansion, data integrity/security and customer service. However, strategies adopted by SHB’s board of directors to provide superior customer service will continue to exert pressure on occupancy, depreciation and other non-interest expenses going forward.

Fluctuations in expense related to Federal Deposit Insurance from 2011 to 2012 were due to changes in how FDIC premiums are calculated and the increase from 2012 to 2013 is primarily due to the increase in overall deposits from organic growth.

Net loss on OREO totaled approximately $192,000 in 2013 compared to approximately $549,000 in 2012 and approximately $222,000 in 2011. The reduction in expense from 2012 to 2013 was primarily attributable to lower writedowns on OREO. Higher write-downs in 2012 drove expense up over 2011 levels.

Other non-interest expense remained stable from 2011 to 2013. Any fluctuations are due to the combined effect of small increases and decreases in various expenses.

Capital Resources

The following table presents key capital and earnings ratios for the years ended December 31:

	2013	2012	2011	2010	2009
Net income to average total assets	1.14%	1.16%	1.03%	0.72%	0.36%
Net income to average shareholders’ equity	10.65	10.68	9.99	7.75	5.06
Common stock dividends declared to net income	19.23	14.82	11.74	0.00	0.00
Average equity to average assets	10.71	10.90	10.30	9.29	7.15
Total equity to total assets	10.62	10.71	10.63	9.93	8.67

                Total equity decreased from $26.0 million as of December 31, 2012 to $25.2 million as of December 31, 2013. The decrease in total equity is due to a decrease in the fair value of the security portfolio, which decreased accumulated other comprehensive income by $3.3 million, which was partially offset by a $2.1 million increase in retained earnings and a $300,000 increase in additional paid in capital due primarily to the exercise of stock options.

SHB has historically maintained capital in excess of minimum levels established by regulation. The total risk-based capital ratios of 20.61% as of December 31, 2013 compared to 18.34% as of December 31, 2012 were significantly in excess of the 8.00% mandated by regulation and the 10.00% required to be considered well-capitalized. Risk-based capital focuses primarily on broad categories of credit risk and incorporates elements of transfer, interest rate and market risks. The calculation of risk-based capital ratio is accomplished by dividing qualifying capital by weighted risk assets in accordance with financial institution regulatory guidelines. The minimum risk-based capital ratio is 8.00%. At least one-half of this ratio, or 4.00%, must consist of core capital (Tier 1), and the remaining 4.00% may be in the form of core (Tier 1) or supplemental capital (Tier 2). Tier 1 capital or core capital consists of common shareholders’ equity. Tier 2 capital or supplementary capital consists of the allowance for loan losses.

In 2013, SHB’s common stock dividend payout ratio was 19.23% compared to 14.82% in 2012. The dividend payout ratio has trended in the range of 0.00% to 19.23% over the past five years as part of SHB’s strategic effort to balance growth and preservation of capital with providing a competitive dividend yield.

As of year-end 2013, SHB could, without prior approval, declare dividends of approximately $5 million plus any 2014 net profits retained as of the date of the dividend declaration. Banking regulations require certain capital levels to be maintained and may limit dividends paid by Southern Heritage Bank to SHB or by SHB to its shareholders. Historically, these restrictions have posed no practical limit on the ability of Southern Heritage Bank or SHB to pay dividends.

Liquidity

SHB manages liquidity in a manner to ensure the availability of ample funding to satisfy loan demand, fund investment opportunities and fund large deposit withdrawals. Primary funding sources for SHB include customer core deposits. SHB’s liquidity position is further strengthened by ready access to a diversified base of wholesale borrowings, which includes lines of credit with the FHLB and federal funds purchased.

Management believes that the turmoil and events in financial markets and across the banking industry during the most recent economic recession serve as proof that adequate liquidity is critical to SHB’s success and survival, especially during times of market turbulence. Therefore, management maintains and regularly updates its strategic action plans related to liquidity, including crisis and contingency liquidity plans to defend against any material downturn in Southern Heritage Bank’s liquidity position.

As of December 31, 2013, deposits accounted for 96.91% of total liabilities compared to 96.16% as of December 31, 2012. There were no borrowings from the FHLB. SHB also has $5.2 million in subordinated debentures.

When evaluating liquidity, funding needs are compared against the current level of liquidity, plus liquidity that would likely be available from other sources. This comparison provides a means for determining whether funds management practices are adequate. Management should be able to manage unplanned changes in funding sources, as well as react to changes in market conditions that could hinder Southern Heritage Bank’s ability to quickly liquidate assets with minimal loss. Funds management practices are designed and implemented to ensure that SHB does not pay above-market prices for funds or rely unduly on wholesale or credit-sensitive funding sources in order to maintain liquidity. The FDIC has established benchmarks to be used as guidelines in managing liquidity. The following areas are considered liquidity red flags:

  Significant increases in reliance on wholesale funding;

  Significant increases in large CDs, brokered deposits or deposits with interest rates higher than the market;

  Mismatched funding, that is, funding long-term assets with short-term liabilities or short-term assets with long-term liabilities;

  Significant increases in borrowings;

  Significant increases in dependence on funding sources other than core deposits;

  Reduction in borrowing lines by correspondent banks;

  Increases in cost of funds;

  Declines in levels of core deposits; and

  Significant decreases in short-term investments.

Although liquidity remains stable, liquidity consistently remains a strategic focus of Southern Heritage Bank, which strives to maintain diverse funding sources conducive to net interest margin strategies. Factors evaluated by management include, but are not limited to, forecasting and stress testing capital levels, diversification of funding sources, degree of reliance on short-term volatile funding sources, deposit volume trends and stability of deposits. There are no known trends or uncertainties that are likely to have a material effect on SHB’s liquidity or capital resources. There currently exist no recommendations by regulatory authorities, which, if implemented, would have such an effect.

Three and Six Months Ended June 30, 2014

Overview

For the three and six months ended June 30, 2014, net income totaled $665,000 and $1.3 million, respectively compared to $742,000 and $1.5 million for the same periods in 2013. Decreased earnings in the six months ended June 30, 2014 were primarily because of decreased interest income on loans and decreased gain on sale of mortgage loans.

Management of SHB remains committed to quality growth balanced with strong liquidity and capital positions. Balance sheet growth for the six months ended June 30, 2014 was 2.73% as deposits grew by $3.7 million or 1.78%. A decrease in net loans of $4.6 million was offset by a $9.2 million increase in the investment portfolio. Capital increased $2.5 million or 9.98% from December 31, 2013 to June 30, 2014 as a result of undistributed net income of $717,000 and an improvement of $1.8 million in accumulated other comprehensive loss because of the recovery of unrealized losses on the investment portfolio in the most recent two quarters. Unrealized gains and losses on available-for-sale securities continue to fluctuate relative to the overall market yield curve. The market values of the portfolio are heavily influenced by the 10-year Treasury rate, which was 3.04% as of December 31, 2013 and 2.53% as of June 30, 2014.

Key performance metrics for SHB in the three and six months ended June 30, 2014 compared to the three and six months ended June 30, 2013 are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Net income to average total assets	1.09%	1.24%	1.07%	1.27%
Net income to average shareholders’ equity	9.77	11.62	9.72	12.11
Average equity to average assets	11.17	10.68	11.00	10.46
Total equity to total assets	11.37	10.21	11.37	10.21

The efficiency ratio is a measure of non-interest expense as a percentage of total revenue. SHB computes the efficiency ratio by dividing non-interest expense by the sum of net interest income on a tax equivalent basis and non-interest income. This is a non-GAAP financial measure, which management believes provides investors with important information regarding SHB’s operational efficiency. Comparison of SHB’s efficiency ratio with those of other companies may not be possible because other companies may calculate the efficiency ratio differently. The efficiency ratios for the three and six months ended June 30, 2014 were 63.08% and 62.36%, respectively, compared to 62.58% and 59.13% for the same periods in 2013.

A reconciliation of the non-GAAP measures of the efficiency ratio is provided as follows for the three and six months ended June 30, 2014 and 2013:

	Three Months Ended		Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Efficiency ratio:
Net interest income(1)	$ 2,103	$ 2,219	$ 4,207	$ 4,413
Non-interest income(2)	822	670	1,487	1,584
Total revenue	2,925	2,889	5,694	5,997
Non-interest expense	1,845	1,808	3,551	3,546
Efficiency ratio	63.08%	62.58%	62.36%	59.13%

___________________

(1)           Net interest income includes interest and rates on securities that are non-taxable for federal income tax purposes that are presented on a taxable equivalent basis based on federal statutory rate of 34%.

(2)           Non-interest income is presented net of any credit component of other-than-temporary impairment on available-for-sale securities recognized against                 earnings for the years presented.

The tangible common equity ratio is a non-GAAP measure used by management to evaluate capital adequacy. Tangible common equity is total equity less preferred stock, net accumulated OCI, goodwill and deposit-based intangibles. Tangible assets are total assets less goodwill and deposit-based intangibles. The tangible common equity ratio is 9.48% for the second quarter ended June 30, 2014 compared to 9.43% for the year ended December 31, 2013.

A reconciliation of the non-GAAP measures of tangible common equity ratio is provided as follows for the quarter ended June 30, 2014 and December 31, 2013:

	June 30, 2014	December 31, 2013
Tangible common equity ratio:
Total equity capital	$ 27,698	$ 25,184
Less:
Preferred equity	5,105	5,105
Common equity	22,593	20,079
Less:
Accumulated other comprehensive income	(486)	(2,283)
Goodwill	-	-
Other intangible assets	-	-
Tangible common equity	$ 23,079	$ 22,362
Total assets	243,547	237,078
Less:
Goodwill	-	-
Other intangible assets	-	-
Tangible assets	$ 243,547	$ 237,078
Tangible common equity ratio	9.48%	9.43%

Critical Accounting Policies

There were no significant changes in critical accounting policies from December 31, 2013 to June 30, 2014.

Changes in Financial Condition

Total assets were $243.5 million as of June 30, 2014. Total assets increased $6.5 million or 2.73% during the six months ended June 30, 2014, primarily as a result of a $6.5 million increase in fed funds sold and a $9.2 million increase in securities available for sale, offset by loans which decreased $4.6 million in six months ended June 30, 2014. Management of SHB remains committed to asset quality by not compromising underwriting standards in order to grow its loan portfolio.

Deposit growth of 1.78% during the six months ended June 30, 2014 primarily occurred in interest bearing checking deposits and savings deposits, which increased $4.3 million or 5.08%, and $1.2 million or 11.03%, respectively, during the first two quarters of 2014. Time deposits decreased $895,000 or 1.14% in the first two quarters of 2014. Demand deposits decreased $991,000 or 3.10%.

Capital increased $2.5 million as a result of undistributed net income totaling $717,000 for the first half of 2014 and an improved accumulated other comprehensive loss, which improved $1.8 million in the first two quarters of 2014 due to overall appreciation in the available-for-sale investment securities portfolio during the quarter as long-term interest rates declined slightly during the six months ended June 30, 2014.

Results of Operations

Net interest income is the principal source of earnings for SHB and is defined as the amount of interest generated by earning assets minus interest cost to fund those assets. Net interest income totaled $1.9 million for the three months ended June 30, 2014 compared to $2.1 million for the same period in 2013. The net yield on average earning assets, on a fully tax-equivalent basis, for the three months ended June 30, 2014 and 2013 were 3.70% and 4.08%, respectively. The decrease of 38 basis points in net yield on earning assets was driven by the decline in loan yields from the first quarter of 2013 to the first quarter of 2014 and a shift of interest-earning assets from high yielding loans to lower-yielding securities. Cost of interest bearing liabilities decreased from 0.69% in the three months ended June 30, 2013 to 0.62% in the three months ended June 30, 2014.

The quarterly average balances, interest, and average rates for the three months ended June 30, 2014 and 2013 are presented in the following table (dollars in thousands):

	AVERAGE BALANCES AND RATES
	Three months ended June 30,
	2014			2013
($ in thousands, on a fully taxable equivalent basis)	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate

Assets
Interest earning assets:
Loans(1)(2)(3)	$131,634	$ 1,644	5.01%	$ 145,534	$ 1,913	5.27%
Investment securities
Taxable	23,148	153	2.65%	20,285	115	2.27%
Tax-exempt(4)	52,349	577	4.42%	43,985	498	4.54%
Federal funds sold & other	21,141	12	0.23%	8,307	3	0.14%
Total interest earning assets	228,271	2,386	4.19%	218,110	2,529	4.65%
Non-interest earning assets
Allowance	(2,015)			(2,323)
Loans held for sale	2,966			2,755
Cash and due from banks	6,452			13,196
Premises and equipment	4,041			4,311
Other assets	4,656			3,912
Total assets	$244,371			$ 239,960

Liabilities and shareholders’ equity

Interest-bearing liabilities:
Deposits	$178,493	$ 253	0.57%	$ 175,278	$ 279	0.64%
Subordinated debt	5,155	30	2.33%	5,155	31	2.41%
Repurchase agreements and other
interest bearing liabilities	-	-	0.00%	275	-	0.00%
Total interest-bearing liabilities	183,648	283	0.62%	180,708	310	0.69%
Net interest spread		2,103	3.58%		2,219	3.96%
Non-interest bearing liabilities:
Demand deposits	31,800			32,815
Other liabilities	1,634			819
Total liabilities	217,081			214,341
Total shareholders’ equity	27,290			25,619
Total liabilities and shareholders’ equity	$244,371			$ 239,960
Impact of non-interest bearing demand deposits		0.12%			0.12%
Net yield on average earning assets			3.70%			4.08%

___________________

(1)             Loan totals are loans held for investment and net of unearned income..

(2)             Fee income on loans held for investment is included in interest income and computations of yield.

(3)             Includes loans on non-accrual status.

(4)             Interest and rates on securities that are non-taxable for federal income tax purposes are presented on a taxable equivalent basis based on SHB’s statutory federal tax rate of 34%.

Net interest income totaled $3.8 million for the six months ended June 30, 2014 compared to $4.1 million for the same period in 2013. The net yield on average earning assets, on a fully tax-equivalent basis, for the six months ended June 30, 2014 and 2013 was 3.73% and 4.10%, respectively. The decrease of 37 basis points in net yield on earning assets was driven by the decline in loan yields from the first two quarters of 2013 to the first two quarters of 2014 and a shift of interest-earning assets from high yielding loans to lower-yielding securities. Cost of interest bearing liabilities decreased from 0.71% in the six months ended June 30, 2013 to 0.62% in the six months ended June 30, 2014.

The quarterly average balances, interest, and average rates for the six months ended June 30, 2014 and 2013 are presented in the following table (dollars in thousands):

	AVERAGE BALANCES AND RATES
	Six Months Ended June 30,
	2014			2013
($ in thousands, on a fully taxable equivalent basis)	Average Balance	Income / Expense	Yield / Rate	Average Balance	Income / Expense	Yield / Rate

Assets
Interest earning Assets:
Loans(1)(2)(3)	$132,987	$ 3,296	5.00%	$ 147,108	$ 3,844	5.27%
Investment securities
Taxable	24,277	308	2.56%	19,267	224	2.34%
Tax-exempt(4)	50,906	1,148	4.55%	43,615	971	4.49%
Federal funds sold & other	19,060	21	0.22%	6,845	5	0.15%
Total interest earning assets	227,230	4,773	4.24%	216,835	5,044	4.69%
Non-interest earning assets
Allowance	(2,022)			(2,380)
Loans held for sale	2,313			2,727
Cash and due from banks	8,258			16,743
Premises and equipment	4,099			4,372
Other assets	435			2,380
Total assets	$240,313			$ 240,677

Liabilities and shareholder's equity
Interest-bearing liabilities:
Deposits	$179,200	$ 506	0.57%	$ 173,441	$ 569	0.66%
Subordinated debt	5,155	60	2.35%	5,155	61	2.39%
Repurchase agreements and other
interest bearing liabilities	-	-	0.00%	648	1	0.31%
Total interest-bearing liabilities	184,355	566	0.62%	179,244	631	0.71%
Net interest spread		4,207	3.62%		4,413	3.98%
Non-interest bearing liabilities:
Demand deposits	30,981			34,673
Other liabilities	(1,464)			1,580
Total liabilities	213,872			215,497
Total shareholders' equity	26,441			25,180
Total liabilities and shareholders' equity	$240,313			$ 240,677

Impact of non-interest bearing demand deposits		0.12%			0.12%
Net yield on average earning assets			3.73%			4.10%

___________________

(1)        Loan totals are loans held for investment and net of unearned income.

(2)        Fee income on loans held for investment is included in interest income and computations of yield.

(3)        Includes loans on non-accrual status.

(4)        Interest and rates on securities that are non-taxable for federal income tax purposes are presented on a taxable equivalent basis based on SHB’s statutory federal tax rate of 34%.

Provision for loan losses was $1,000 for the three months ended June 30, 2014 compared to a net recapture of expense of $119,000 for the three months ended June 30, 2013. SHB experienced net recoveries of approximately $16,000 in the three months ended June 30, 2014 compared with net charge-offs of $91,000 in the three months ended June 30, 2013. Provision for loan losses was $77,000 for the six months ended June 30, 2014 compared to $2,000 for the six months ended June 30, 2013. SHB experienced net charge-offs of approximately $21,000 in the six months ended June 30, 2014 compared to net charge-offs of $55,000 in the six months ended June 30, 2013.The low level of provision expense recorded during 2014 is attributable to lower loan balances coupled with continued improvements in credit quality, while continuing to maintain an adequate reserve to cover probable incurred losses.  Allowance for losses on loans as a percent of total loans was 1.54% as of June 30, 2014 compared to 1.45% as of December 31, 2013.

Non-interest income represents fees and other income derived from sources other than interest-earning assets. The following table compares non-interest income for the three months ended June 30, 2014 and 2013 (dollars in thousands):

	Three Months Ended June 30,		Change from 2013
(In thousands)	2014	2013
Mortgage banking income	$ 286	$ 399	$ (113)	(28.32)%
Service charges on deposit accounts	111	118	(7)	(5.93)
Gain (loss) on sale of available-for-sale securities	233	(4)	237	N/M*
Other non-interest income	192	157	35	22.29

Total non-interest income	$ 822	$ 670	$ 152	22.69%

*Not meaningful

Non-interest income increased $152,000 or 22.69% in the three months ended June 30, 2014 when compared to the same period in 2013. Non-interest income contributed 30.12% of total revenue in the second quarter of 2014 compared to 24.63% of total revenue in the second quarter of 2013.

Increased non-interest income in the second quarter of 2014 is primarily a result of increased realized gains on available-for-sale securities. See the “Investment Securities” section below for additional information. Mortgage banking income experienced the largest decrease at 28.32% or approximately $113,000 due to overall lower volumes of both purchase and refinance mortgage activity as the overall industry experienced a slowdown due to significant new regulatory burdens that became effective in January 2014, coupled with higher long-term interest rates.

The following table compares non-interest income for the six months ended June 30, 2014 and 2013 (dollars in thousands):

	Six Months Ended June 30,		Change from 2013
(In thousands)	2014	2013
Mortgage banking income	$ 558	$ 829	$ (271)	(32.69)%
Service charges on deposit accounts	217	251	(34)	(13.55)
Gain on sale of available-for-sale securities	326	165	161	97.58
Other non-interest income	386	339	47	13.86

Total noninterest income	$ 1,487	$ 1,584	$ (97)	(6.12)%

Non-interest income decreased $97,000 or 6.12% in the six months ended June 30, 2014 when compared to the same period in 2013. Non-interest income contributed 28.04% of total revenue in the first quarter of 2014 compared to 27.95% of total revenue in the first quarter of 2013.

Decreased non-interest income in the first half of 2014 is the result of decreased mortgage banking income. Mortgage banking income decreased 32.69% or approximately $271,000 because of overall lower volumes of both purchase and refinance mortgage activity as the overall industry experienced a slowdown due to significant new regulatory burdens that became effective in January 2014, coupled with higher long-term interest rates. Gain on sale of available-for-sale securities increase 97.58% or $161,000.

The following table compares non-interest expense for the three months ended June 30, 2014 and 2013 (dollars in thousands):

	Three Months Ended June 30,		Change from 2013
(In thousands)	2014	2013
Salaries and employee benefits	$ 981	$ 953	$ 28	2.94%
Occupancy and equipment	85	96	(11)	(11.46)
Data processing	179	163	16	9.82
Advertising and public relations	68	70	(2)	(2.86)
Professional services	63	66	(3)	(4.55)
Federal deposit insurance	40	44	(4)	(9.09)
(Gain)/loss on other real estate owned, net	10	29	(19)	(65.52)
Other expenses	419	387	32	8.27

Total noninterest expense	$ 1,845	$ 1,808	$ 37	2.05%

Non-interest expense represents operating expenses of SHB and increased approximately $37,000 or 2.05% in the three months ended June 30, 2014 compared to the same period in 2013. Salary and benefits expense is the largest component of non-interest expense. Significant expense associated with salaries and benefits is consistent with SHB’s strategic plan to hire and retain high quality employees to provide outstanding customer service and strive for exceptional shareholder returns.

Non-interest expenses remained relatively stable throughout the three months ended June 30, 2014 and 2013 with no significant changes in any category due to management’s focus on expense control and operational efficiency.

The following table compares non-interest expense for the six months ended June 30, 2014 and 2013 (dollars in thousands):

	Six Months Ended June 30,		2014 Change from 2013
(In thousands)	2014	2013
Salaries and employee benefits	$ 1,882	$ 1,858	$ 24	1.29%
Occupancy and equipment	171	183	(12)	(6.56)
Data processing	352	326	26	7.98
Advertising and public relations	130	127	3	2.36
Professional services	127	132	(5)	(3.79)
Federal deposit insurance	81	79	2	2.53
(Gain)/loss on other real estate owned, net	(23)	146	(169)	(115.75)
Other expenses	831	695	136	19.57

Total noninterest expense	$ 3,551	$ 3,546	$ 5	0.14%

Non-interest expense remained fairly stable from 2013 to 2014.

Investment Securities

The carrying values of investment securities as of June 30, 2014 and December 31, 2013 were as follows (in thousands):

	2014	2013
U.S. Government sponsored entities and agencies	$2,693	$1,718
States and municipalities	54,996	46,495
Mortgage-backed, residential (GSEs)	20,466	20,753
Total investment securities	$78,155	$68,966

Investments are classified according to management’s intent under GAAP. There were no securities classified in the trading or held-to-maturity categories as of June 30, 2014 or December 31, 2013. Amortized cost and fair market value of available-for-sale securities as of June 30, 2014 and December 31, 2013 were as follows (in thousands):

	Amortized Cost	Fair Value
As of June 30, 2014:
U.S. Government sponsored entities and agencies	$ 2,719	$2,693
State and municipals	55,652	54,996
Mortgage-backed, residential (GSEs)	20,520	20,466
Total investment securities	$ 78,891	$78,155
As of December 31, 2013:
U.S. Government sponsored entities and agencies	$ 1,759	1,718
State and municipals	49,810	46,495
Mortgage-backed, residential (GSEs)	20,856	20,753
Total investment securities	$ 72,425	$ 68,966

In the three and six months ended June 30, 2013 and 2014, SHB implemented strategies to realize a portion of unrealized gains on the investment portfolio. In the three months ended June 30, 2013, SHB sold 3 bonds totaling $885,000 million with a realized net loss on sale of $4,000. In the three months ended June 30, 2014, SHB sold 18 bonds totaling $12.2 million with a realized net gain on sale of $233,000. In the six months ended June 30, 2013, SHB sold 11 bonds totaling $4.5 million with a realized net gain on sale of $165,000. In the six months ended June 30, 2014, SHB sold 28 bonds totaling $15.5 million with a realized net gain on sale of $326,000. Reinvestment of proceeds from these sales was split with about 9% reinvested into agency MBS and CMOs and the remaining 91% into municipal securities consistent with SHB’s overall investment strategy. The effect of these transactions had little impact to the overall risk profile of the portfolio in terms of yield, duration, average maturity and other key metrics.

SHB continues to employ a strong due diligence process on securities purchases and factors considered include type of security, diversification among and within portfolio sectors, internal policy limits, credit quality of issuer and/or underlying collateral, ratings, yield, duration, expected life, and maturity date.

SHB held no derivative positions as of June 30, 2014 or December 31, 2013.

Loans

The following table compares the portfolio mix of loans held for investment as of June 30, 2014 and December 31, 2013 (in thousands):

	June 30, 2014	December 31, 2013
Commercial and industrial	$21,021	$22,374
Construction and development	9,998	17,348
Real estate-mortgage(1)	90,400	84,852
Installment loans to individuals	1,913	2,027
Other loans	8,125	9,433
Total loans	$131,457	$136,034

(1)                 Includes commercial real estate, multi-family, first lien residential and home equity products

Gross loans decreased $4.6 million from December 31, 2013 to June 30, 2014. Construction and land development loans decreased $7.4 million when comparing December 31, 2013 to June 30, 2014. Real estate mortgage loans increased $5.5 million when comparing December 31, 2013 to June 30, 2014. Commercial and industrial loans decreased $1.4 million when comparing December 31, 2013 to June 30, 2014. Competition for loan demand has remained strong in SHB’s market and management is committed to ensuring new loans do not sacrifice the strong quality that the bank has demanded.

The loan portfolio was heavily weighted in real estate loans, which, when including construction and development, accounted for approximately $100.4 million or 76.37% of total loans as of June 30, 2014. Commercial and residential construction loans comprised $21.0 million or 15.99% of the total loans as of June 30, 2014. Although the portfolio was heavily weighted in real estate, Southern Heritage Bank did not and does not invest in sub-prime or non-traditional mortgages. Within real estate loans, commercial real estate was the largest category, comprising 43.53% of total loans. Diversification of the real estate portfolio is a necessary and desirable goal of SHB’s real estate loan policy. In order to achieve and maintain a prudent degree of diversity, given the composition of the market area and the general economic state of the market area, management of SHB intends to maintain real estate loan portfolio diversification. Risk monitoring of commercial real estate concentrations is performed in accordance with regulatory guidelines and includes assessment of risk levels of various types of commercial real estate and review of ratios of various concentrations of commercial real estate as a percentage of capital.

The aggregate amount of loans SHB is permitted to make under applicable bank regulations to any one borrower is 25% of unimpaired capital. Southern Heritage Bank’s legal lending limit at June 30, 2014 was $8.3 million. Southern Heritage Bank rarely extends credit in excess of $5.0 million to one borrower. There were no material reportable contingencies as of June 30, 2014.

Non-Performing Loans and Allowance for Loan Losses

Non-accrual loans totaled $2.8 million as of June 30, 2014 compared to $989,000 as of December 31, 2013. The increase from December 2013 to June 2014 is primarily the result of one loan in the amount of $2.0 million being placed on nonaccrual.

Non-current loans at June 30, 2014 were 0.71% of total loans compared to 3.31% as of year-end 2013. The decrease in non-current loans from December 2013 to June 2014 is due to the nonaccrual loan mentioned above in the amount of $2.0 million that became current during the period.

The allowance for loan losses totaled 1.54% of total loans as of June 30, 2014 compared to 1.45% as of December 2013. An analytical model based on historical loss experience, current trends and economic conditions as well as reasonably foreseeable events is used to determine the amount of provision to be recognized and to test the adequacy of the allowance for loan losses. SHB experienced net recoveries of approximately $16,000 in the three months ended June 30, 2014 compared with net charge-offs of $91,000 in the three months ended June 30, 2013. SHB experienced net charge-offs of approximately $21,000 in the six months ended June 30, 2014 compared to net charge-offs of $55,000 in the six months ended June 30, 2013.

Other Real Estate

The book value of OREO was $393,000 as of June 30, 2014 and $1.2 million at December 31, 2013.

As of June 30, 2014, there were approximately 5 properties in OREO consisting primarily of residential lots, land for development and other commercial purpose properties. Approximately 51% of the $393,000 in OREO is located in Bradley County, Tennessee and surrounding counties. Management continues efforts to market and liquidate OREO with minimal losses.

Accounting for adjustments to the value of OREO when recorded subsequent to foreclosure is accomplished on the basis of an independent appraisal. The asset is recorded at the time of foreclosure at the lesser of its appraised value (less cost to sell) or the loan balance. Any reduction in value at the time of acquisition of the property is charged to the allowance for loan losses. All other real estate parcels are appraised annually and the carrying value adjusted to reflect the decline, if any, in its realizable value. Write-downs subsequent to foreclosure and gains or losses on the sale of OREO are reported in Loss on other real estate owned, next in the Non-Interest Expense section of the SHB Consolidated Income Statements. Net losses on sale of OREO for the three months ended June 30, 2014 and 2013 were approximately $10,000 and $29,000. Net gains on sale of OREO for the six months ended June 30, 2014 were approximately $23,000 compared to net losses of approximately $146,000 for the same period in 2013.

Capital Resources

Management of shareholders’ equity in a highly regulated environment requires a balance between leveraging and return on equity while maintaining adequate capital amounts and ratios. Total capital increased 9.98% from December 31, 2013 to June 30, 2014 to $27.7 million. The increase in capital consists of an improvement in the net unrealized losses on available-for-sale securities as well as undistributed net income. SHB has historically maintained capital in excess of minimum levels established by the Federal Reserve Board. Total risk-based capital ratio as of June 30, 2014 was 21.68%, significantly in excess of the 10.00% mandated by regulatory guidelines to be considered a well-capitalized institution. Total equity to assets was 11.37% as of June 30, 2014 compared to 10.62% as of December 31, 2013.

Liquidity

Liquidity is managed to ensure that there is ample funding to satisfy loan demand, investment opportunities, and large deposit withdrawals. SHB’s primary funding sources include customer core deposits. Customer-based deposits accounted for 97.60% of funding as of June 30, 2014 and of year-end 2013.

Southern Heritage Bank’s liquidity position continues to be stable with steady deposit growth coupled with ample cash balances and interest bearing deposits in other banks, which combined totaled $25.4 million as of June 30, 2014. Southern Heritage Bank’s available-for-sale investment securities also serve as a source of liquidity, as the securities could be sold or pledged as collateral as needed for funding needs.

As of June 30, 2014, Southern Heritage Bank has available lines of credit for federal fund purchases totaling $18.0 million with three correspondent banks as well as additional borrowing capacity of $14.8 million with the FHLB.

SHB maintains a crisis contingency liquidity plan at the bank and holding company level to defend against any material downturn in its liquidity position.

Interest Rate Risk

Southern Heritage Bank maintains a formal asset and liability management process to quantify, monitor and control interest rate risk. The Funds Management Committee strives to maintain stability in net interest margin assuming various interest rate cycles. Multiple strategies are utilized to reduce interest rate risk and include the following: use of FHLB borrowings; shortening or lengthening the re-pricing date of loans and/or time deposits depending on the current rate environment; managing overnight borrowings exposure; use of interest rate swaps; and increased mortgage-related investments securities to provide cash inflows. As of June 30, 2014, SHB is in an asset sensitive position in which SHB would likely experience an improvement in net interest margin in a rising rate environment. Net interest margins trends have been stable in the range of 3.67% to 4.09% over the past five quarters.

The current interest rate environment and condition of the financial markets creates a unique scenario with attributes that are difficult to quantify in traditional models. Management is aware of such issues and attempts to implement conservative and realistic assumptions as much as possible. Models are back-tested and run under various scenarios to help assist in validating such assumptions. One example of the uniqueness of this environment is an inability to factor into quantitative models the impact of irrational pricing of retail deposits that has and may continue to occur when interest rates begin rising in the future. In an upward rate environment, Southern Heritage Bank may find that competitive pressures force greater rate increases than seen in historical trends and traditional rate shock scenarios and may also hinder the ability to push rates any lower in a prolonged low rate environment. See also “INFORMATION ABOUT SHB - Interest Rate Sensitivity” for additional discussion of interest rate risk.

Interest Rate Sensitivity

Interest rate sensitivity varies with different types of interest-earning assets and interest-bearing liabilities. Overnight federal funds, on which rates change daily, and loans which are tied to the prime rate are much more sensitive than long-term investment securities and fixed rate loans. The shorter-term interest sensitive assets and liabilities are key to measurement of the interest sensitivity gap. Minimizing this gap is a continual challenge and a primary objective of the asset/liability management program.

SHB monitors and employs multiple strategies to manage interest rate risk and liquidity continuously at acceptable levels. Such strategies include but are not limited to use of FHLB borrowings, floors on variable rate loans, use of interest rate swaps and investments in mortgage-backed investments that enable SHB to have steady cash inflows.

SHB’s net interest margin has been in the range of 3.28% to 4.17% over the past five years and was 3.70% and  3.73%, respectively for the three and six months ended June 30, 2014, and 4.08% and 4.10%, respectively for the same periods 2013. During the six months ended June 30, 2014, the trend of declining loans outstanding along with the increase in securities continued from year-end 2013. Loans decreased from $136.0 million to $131.5 million, with a decrease in yield of 26 and 27 basis points for the three and six months ended June 30, 2014. Investment securities increased from $69.0 million to $78.2 million, with an increase in yield of 5 and 7 basis points for the three and six months ended June 30, 2014. As of June 30, 2014 and December 31, 2013, SHB’s interest rate risk position was asset sensitive.

The following condensed gap reports provide an analysis of interest rate sensitivity of earning assets and costing liabilities in a flat rate environment at June 30, 2014 and December 31, 2013 (dollars in thousands):

RATE SENSITIVITY GAP REPORT
CURRENT BALANCES
6/30/2014
	1 Year	3 Year	5 Year	> 5 Year	Total
Assets:
Total investments	$4,886	5,181	$6,125	$61,962	$78,154
Total net loans	85,311	31,723	7,685	6,590	$131,309
Other earnings assets	18,111				$18,111
Total earning assets:	$108,308	$36,904	$13,810	$68,552	$227,574
Liabilities:
Non-maturity deposits	20,037	81,259			101,296
Time deposits	32,996	21,166	21,808		75,970
Total deposits	53,083	102,425	21,808	0	177,266
Total borrowings	0				0
Total interest bearing liabilities	$53,083	$102,425	$21,808	$0	$177,266

RS Gap	55,275	(65,521)	(7,998)	68,552
Cumulative gap	55,275	(10,246)	(18,244)	50,308	50,308
Cumulative RSA/RSL	2.04%

RATE SENSITIVITY GAP REPORT
CURRENT BALANCES
12/31/2013
	1 Year	3 Year	5 Year	> 5 Year	Total
Assets:
Total investments	$3,340	$3,412	$2,536	$59,678	$68,966
Total net loans	76,005	29,403	25,295	7,561	$138,264
Other earnings assets	11,639				$11,639
Total earning assets:	$90,984	$32,815	$27,831	$67,239	$218,869
Liabilities:
Non-maturity deposits	19,488	79,224			98,712
Time deposits	39,356	20,554	19,796		79,706
Total deposits	58,844	99,778	19,796	0	178,418
Total borrowings	0				0
Total interest bearing liabilities	$58,844	$99,778	$19,796	$0	$178,418

RS Gap	32,140	(66,963)	8,035	67,239
Cumulative gap	32,140	(34,823)	(26,788)	40,451	40,451
Cumulative RSA/RSL	1.55%

Notes to the Gap Reports:
1. The gap report reflects the interest sensitivity positions during a flat rate environment.
2. Re-pricing overrides maturities in various time frames.
3. Other earning assets consist of, interest bearing deposits in banks, fed funds sold, and Federal Home Loan Bank Stock.

4.    Non-maturity deposits include interest bearing demand deposits, interest bearing savings and transaction accounts. Non-maturity deposits are considered to be core and are spread among the one-year and three-year categories for gap analysis.

In order to limit exposure to interest rate risk, management monitors the liquidity and gap analysis on a periodic basis and adjusts pricing, term and product offerings when necessary to stay within applicable guidelines and maximize the effectiveness of asset/liability management.

Along with the static gap analysis, management also estimates the effect a gradual change and a sudden change in interest rates could have on expected net interest income through income simulation. Simulation is a better technique than gap analysis because variables are changed for the various rate conditions. The simulation is run using the prime rate as the base with the assumption of rates increasing 100, 200, 300 and 400 bps or decreasing 100, 200, 300 and 400 bps. All rates are increased or decreased parallel to the change in prime rate. The simulation assumes a static mix of assets and liabilities.

The following table presents net interest income at risk as of June 30, 2014 projected over a 12-month exposure period and compared to SHB’s internal policy limits (dollars in thousands):

Scenarios:	Rate Moves in Basis Points	Current Position	Possible Results	Variance	As % of Net Interest Income*	Policy Limit
Declining 2%	(200)		7,767	(643)	(7.65)%	10.00%
Declining 1%	(100)		8,157	(253)	(3.01)	5.00
Most Likely-Base	–	8,410	8,410	-	-	-
Rising 1%	100		8,990	580	6.90	5.00
Rising 2%	200		9,564	1,154	13.72	10.00
Rising 3%	300		10,134	1,724	20.50	15.00
Rising 4%	400		10,699	2,289	27.22%	20.00%

Management of SHB

Directors

The following information relates to the directors of SHB, as of June 30, 2014:

Len D. Graham, Age 72	Director Since 1999

Mr. Graham serves as Chairman of the board of directors of SHB and Southern Heritage Bank. Mr. Graham retired May 31, 2007, after having completed 32 years with State Farm Insurance companies, serving in agency executive positions in Alabama and for the past 14 years in Southeast Tennessee. He has held numerous financial services licenses and designations as well as property and casualty license during his insurance career. He has been a licensed real estate broker since 1974. Mr. Graham is a graduate of the University of Southern Mississippi with a degree in Business Administration. He is a charter member of Bradley Sunrise Rotary Club and a Paul Harris Fellow. He and his wife, Brenda, are members of Westmore Church of God.

Mr. Graham’s institutional knowledge and longstanding service on the board of directors make him a qualified member of the board of directors.

Roger E. Jenne, Esq., Age 72	Director Since 1999

                Mr. Jenne serves as a director of SHB and Southern Heritage Bank. Mr. Jenne graduated from the University of Tennessee-Knoxville, where he earned a B.S. degree in 1963, and a J.D. in 1966. He has been a practicing attorney in Cleveland since 1969. Mr. Jenne is past Chairman of the Board of Trustees for Broad Street United Methodist Church and is a member of the church’s Long Range Planning Committee. He is past Finance Chairman of Broad Street United Methodist Church and past Chairman of the Administrative Board. He currently serves on the board of directors for Bradley Initiative for Church and Community. Mr. Jenne is Past President of the Bradley County Bar Association, Past President of the Cleveland Lions Club, Past President of Cleveland Country Club, Past President of BPOE #1944 and past Director of the YMCA. He and his wife, Patti, are members of Broad Street United Methodist Church.

                Mr. Jenne’s institutional knowledge and longstanding service on the board of directors make him a qualified member of the board of directors.

Steven W. Ledbetter, Age 62	Director Since 1999

                Mr. Ledbetter serves as Executive Vice President and Chief Operating Officer and a director of SHB and Southern Heritage Bank. Mr. Ledbetter began his career as an auditor in 1974 with Arthur Andersen & Co. working in the audit, tax and management consulting divisions. He began his banking career in 1979 at Cleveland Bank & Trust as Vice President & Controller and was promoted to Senior Vice President & Controller in 1987. In 1993 Mr. Ledbetter accepted the position of Senior Vice President and Division Manager of the Commercial Lending Group at First American National Bank in Cleveland where he remained until August 1998. Mr. Ledbetter is a graduate of Carson Newman College and the Stonier Graduate School of Banking. He is a Certified Public Accountant. He is active in the local community through membership in the Cleveland/Bradley Chamber of Commerce and the United Way. He is a past president of the Council of United Services where he received the Volunteer of the Year Award. A past president and treasurer of the Cleveland Family YMCA, he received the C.L. Hardwick Service Award. He is a past treasurer of the Cleveland Sertoma Club and currently a member of the Cleveland Kiwanis Club. He and his wife, Beverly, are members of First Baptist Church.

                Mr. Ledbetter brings to the board of directors vast experience in banking, a strong financial background and commitment to our community.

Larry S. McDaniel, Age 61	Director Since 1999

                Mr. McDaniel serves as a director of SHB and Southern Heritage Bank. Mr. McDaniel graduated in 1971 from Charleston High School, where he was salutatorian of his senior class. He attended Cleveland State Community College for two years and opened the Town Squire Men’s Wear in 1977. In 1984, he opened The Town Boutique Ladies Wear. In 1996, he was selected by the Cleveland/Bradley Chamber of Commerce as Small Business Owner of the Year. In 2006, he and his wife, Linda, purchased The Baby Place and moved it to Stuart Park Plaza on Keith Street. Mr. McDaniel and his wife, Linda, are active members of Waterville Baptist Church where he teaches Sunday School and has also served as the assistant treasurer of the Bradley Baptist Association. He is a member of the Cleveland Rotary Club where he has served on the board of directors and as sergeant at arms. He is also a member of the Cleveland Chamber of Commerce and has served as Vice Chairman for the Retail Division and on the Membership and Development Committee.

                Mr. McDaniel’s institutional knowledge and longstanding service on the board of directors make him a qualified member of the board of directors.

Lester T. Simerville, Sr., Age 78	Director Since 1999

                Mr. Simerville serves as a director of SHB and Southern Heritage Bank. Mr. Simerville graduated from the Georgia Institute of Technology in 1960 with a B.S. Degree in Textiles. After working eight years with E. I. DuPont, in 1970 he started a chemical distribution company (Specialty Chemical Company Inc.) in which he served as President and owner until the company was sold in June 2000. He is currently President and owner of Specialty Enterprises, Inc. (a real estate leasing company). Mr. Simerville served on the Advisory Board at First American National Bank of Cleveland until his resignation in July 1998. He received The M.C. Headrick Free Enterprise Award in 1996 from the Cleveland/Bradley Chamber of Commerce. He and his wife, Sharon, attend St. Lukes Episcopal Church where he has served as Senior Warden.

                Mr. Simerville’s institutional knowledge and longstanding service on the board of directors make him a qualified member of the board of directors.

J. Lee Stewart, Age 63	Director Since 1999

                Mr. Stewart serves as President and Chief Executive Officer and a director of SHB and Southern Heritage Bank. Mr. Stewart has more than 40 years of banking experience. He began his career in 1972 at American National Bank in Chattanooga serving as Business Development Officer and Credit Officer. In 1980, he joined First National Bank of Columbus, GA, to organize the bank’s internal loan review functions, and later he was promoted to Vice President of Commercial Lending. In 1985, he joined First American National Bank in Bristol, TN, as Senior Vice President for Commercial Lending and was promoted to City President in 1988 before being transferred in early 1990 to the Cleveland office of First American, where he served as City President until mid-1998. Mr. Stewart is a graduate of Tennessee Wesleyan College, The National Commercial Lending Graduate School at the University of Oklahoma and the Stonier Graduate School of Banking. His civic activities include involvement with the United Way of Bristol, where he was awarded outstanding volunteer of the year in 1989, and the United Way of Bradley County, where he has served as Campaign Co-Chairman and as Chairman of the Board. He was a member of the organizing committee of the Greater Cleveland Soccer Association and served as President of the group. He has been active in the Cleveland/Bradley Chamber of Commerce, serving as Treasurer and Chairman of the Board. He has served on the boards of Cleveland Family YMCA, Junior Achievement and Cherokee Council of Boy Scouts. He is a member of the Bradley Sunrise Rotary Club. He and his wife, Cynthia, are members of First United Methodist Church.

                Mr. Stewart brings to the board of directors vast experience in banking, a strong financial background and commitment to our community.

James F. Williams, Jr., Age 71	Director Since 1999

                Mr. Williams serves as a director of SHB and Southern Heritage Bank. Mr. Williams is CEO and owner of B&W Contractors Inc. (d.b.a. Cherokee Construction Company), CEO of Earthworks Unlimited and president of Quality Steel Erectors Inc. He has been involved in the construction industry for over 30 years. He is past president of the board of directors of the “Christmas in April” program. He serves on the Foundation Board of Cleveland State Community College and the Industrial Technology Advisory Council. Mr. Williams is a member of the Cleveland/Bradley Chamber of Commerce, Better Business Bureau, United Way Pillars Club and serves on the Advisory Board for American Buildings Company. He and his wife, Diane, attend First Baptist Church.

Mr. William’s institutional knowledge and longstanding service on the board of directors make him a qualified member of the board of directors.

Jim A. Workman, Age 61	Director Since 1999

                Mr. Workman serves as a director of SHB and Southern Heritage Bank. Mr. Workman has been in the real estate business since 1978 and is currently the owner/broker of Bender Realty, one of the most prominent real estate companies in Cleveland. Mr. Workman received an Associate of Science in Business from Dyersburg State and attended East Tennessee State University. He has served on several different United Way committees in the past and is presently on the board of directors. He is also a member of the Bradley Memorial Hospital Foundation and the Cleveland/Bradley Chamber of Commerce. Mr. Workman is a past Kiwanian of the Year award recipient, and he received the Robert Varnell Leadership Award from the local Chamber of Commerce in 1997. He is a past Chamber chairman and past president of the Tennessee Real Estate Education Foundation and Cleveland Board of Realtors. He and his wife, Marilyn, are members of Broad Street United Methodist Church.

                Mr. Workman’s institutional knowledge and longstanding service on the board of directors make him a qualified member of the board of directors.

Executive Officers

The following information relates to the executive officers of SHB, as of June 30, 2014.

Steven W. Ledbetter, Age 62	Executive Officer Since 1999

See “INFORMATION ABOUT SHB - Management of SHB - Directors” for biographical information with respect to Mr. Ledbetter.

J. Lee Stewart, Age 63	Executive Officer Since 1999

See “INFORMATION ABOUT SHB - Management of SHB - Directors” for biographical information with respect to Mr. Stewart.

Virginia Kibble, Age 60	Executive Officer Since 1999

Ms. Kibble has served as Executive Vice President of SHB and Executive Vice President & Operations Officer for Southern Heritage Bank since 2011. Ms. Kibble previously served as SVP & Cashier. She is a graduate of Tennessee Wesleyan College and the Graduate School of Banking, University of Wisconsin - Madison.

Corporate Governance

Compensation Committee Interlocks and Insider Participation

The Nominating/Compensation Committee consists of six directors: Len D. Graham, Roger E. Jenne, Larry S. McDaniel, Lester T. Simerville, Sr., James F. Williams, Jr. and Jim A. Workman. No member of this committee has at any time been an officer or employee of SHB, Southern Heritage Bank or any of its subsidiaries and all are considered independent based on guidelines described above. None of our executive officers serves, or in the past year served, as a member of the board of directors or compensation committee of any entity that has or had one or more of its executive officers serving on our board of directors or the Nominating/Compensation Committee.

Security Ownership of Certain Beneficial Owners and Management of SHB

The table below sets forth, as of June 30, 2014, the beneficial ownership of SHB stock by (i) each director and nominee, (ii) each of our Named Executive Officers identified in the section below entitled “Executive Compensation – Summary Compensation Table” and (iii) all directors and executive officers as a group. There is no person known to SHB to be the beneficial owner of more than 5% of the outstanding shares of SHB stock. As of December 31, 2013, there were 1,313,135 shares of SHB stock outstanding. SHB relied on information supplied by directors, executive officers and beneficial owners for purposes of this table.

Name and Address of Beneficial Owner	Number of Shares of Stock(1)	Percentage of Outstanding Shares of Voting Stock (%)(2)

Len D. Graham(3) 6035 North Lee Highway Cleveland, Tennessee 37312	25,715	1.96
Roger E. Jenne, Esq.(4) 2702 North Ocoee Street Cleveland, Tennessee 37311	25,670	1.96
Steven W. Ledbetter(5) 2256 Laurel Hills Drive, NW Cleveland, Tennessee 37311	26,956	2.05
Larry S. McDaniel(6) 288 Jesse Lane Charleston, Tennessee 37310	43,199	3.29
Lester T. Simerville, Sr. (7) 590 Springhill Drive Cleveland, Tennessee 37212	26,694	2.03
J. Lee Stewart(8) 2213 Joy Street Cleveland, Tennessee 37311	42,431	3.23
James F. Williams, Jr. (9) 4428 Old Freewill Road Cleveland, Tennessee 37312	32,758	2.49
Jim A. Workman(10) 3566 Cove Lake Drive Cleveland, Tennessee 37312	13,428	1.02
Virginia B. Kibble(11) 4174 Freewill Road, NW Cleveland, Tennessee 37312	11,298.86
Officers and Directors as a Group (9 persons)	248,149(12)	18.90

_________________________

(1)

Shares of common stock that a person has the right to acquire within 60 days are deemed outstanding for computing the percentage ownership of the person having the right to acquire such shares but are not deemed outstanding for computing the percentage ownership of any other person.

(2)	Based on 1,313,135 shares of voting common stock issued and outstanding on June 30, 2014.
(3)	Including 25,715 shares held jointly with spouse.
(4)	Including 25,350 shares held in a Profit Sharing Plan and 320 shares of SHB Series A Preferred stock are owned by his spouse.
(5)	Including 9,774 shares held individually, 11,576 shares held in an IRA and 5,579 shares held jointly with spouse. 27 shares of SHB Series A Preferred stock held jointly with another individual.
(6)	Including 26,100 shares held jointly with spouse, 14,209 shares held jointly with a business partner and 2,890 Class B Common shares held jointly with a business partner.
(7)	Including 15,118 shares held individually and 11,576 shares held by his spouse.
(8)	Including 11,577 held in an IRA, 19,653 held individually and 11,201 shares held jointly with a spouse.
(9)	Including 28,712 shares held jointly with spouse, Class B 578 shares held individually and Class B 3,468 shares held jointly by spouse with minor children.
(10)	Including 13,428 shares held jointly with spouse.
(11)	Including 9,314 shares held jointly with spouse and 1,984 shares held in an IRA.
(12)	Directors and executive officers as a group own a total of 248,149 shares of voting common stock.

Executive Compensation

Executive Officers

SHB board of directors has the authority to appoint officers of SHB. Each officer will hold office for such term as may be prescribed by the board of directors and until such person’s successor is chosen and qualified or until such person’s death, resignation or removal. The biographies of Mr. Stewart, Mr. Ledbetter and Ms. Kibble are provided in the section above entitled “Management of SHB - Directors.”

Summary Compensation Table

The table below discloses compensation paid to each of the chief executive officer and the two other most highly compensated executive officers who were serving as executive officers at December 31, 2013 and whose total compensation for 2013 exceeded $100,000 (the “Named Executive Officers”). This tabulation is for the years ended December 31, 2013 and 2012.

Name and Principal Position	Year	Salary	Bonus(1)	All Other Compensation(2)	Total
J. Lee Stewart Chief Executive Officer and President	2013	$171,449	$39,910	$16,868	$228,227
	2012	$159,779	$41,660	$15,674	$217,113
Steven W. Ledbetter EVP and Chief Operations Officer	2013	$140,560	$35,840	$15,152	$191,552
	2012	$136,085	$35,840	$13,138	$185,063
Virginia Kibble EVP and Operations Officer	2013	$126,768	$20,000	$6,567	$153,335
	2012	$119,545	$20,000	$6,243	$145,788

__________________________

(1)	Reflects a discretionary cash bonus awarded by the Compensation Committee.
(2)	Details of the amounts reported as All Other Compensation for 2013 are as follows:

Name	Taxable Automobile Fringe Benefit	Imputed Income for Life Insurance Benefit	Retirement Plan Contribution	Director Fees(a)
J. Lee Stewart	$2,357	$2,574	$7,937	$4,000
Steven W. Ledbetter	$2,401	$2,218	$6,533	$4,000
Virginia Kibble	—	$826	$5,741	—

__________________________

(a)

Named Executive Officers who are also directors or attend board meetings as Corporate Secretary receive fees for board meetings they attend but not for Bank board committee meetings. For additional information about fees for board meetings, see the section below entitled “Director Compensation.” Compensation for service by Named Executive Officers on our board of directors and Southern Heritage Bank board of directors during the year ended December 31, 2013 is reflected in the following table:

Name	Fees Earned or Paid in Cash	All Other Compensation*	Total
J. Lee Stewart	—	—	$16,868
Steven W. Ledbetter	—	—	$15,152
Virginia Kibble	—	—	$6,567

__________________________

* All Other Compensation consists of director fees paid to charitable organizations.

Certain Relationships and Related Person Transactions

SHB has had, and expects to have in the future, loans and other banking transactions in the ordinary course of business with directors (including our independent directors) and executive officers of SHB and its subsidiaries, including members of their families or corporations, partnerships or other organizations in which such officers or directors have a controlling interest. These loans are made on substantially the same terms (including interest rates and collateral) as those available at the time for comparable transactions with persons not related to the bank and did not involve more than the normal risk of collectability or present other unfavorable features.

In addition, SHB is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. SHB is also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Certain Transactions with Management

Banking transactions with directors, officers, and employees may be performed in the ordinary course of business. Any extensions of credit to these individuals is made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and will not involve more than the normal risk of repayment. Outstanding loans to executive officers, directors, principal shareholders, and companies with whom they are associated as of June 30, 2014, were $7 million.

The officers and directors are required to devote only so much of their time to the business of SHB and Southern Heritage Bank as in their judgment is reasonably required. The officers and directors, and their affiliates, may engage, and are presently engaging, for their own accounts in other business ventures, including management and the formation of other corporations or ventures. Such activities may result in conflicts of interest.

DESCRIPTION OF FIRST CITIZENS CAPITAL STOCK

Introduction

First Citizens shareholders, at a special meeting of shareholders held on July 16, 2014, voted on a Charter amendment recommended by the First Citizens board of directors that caused: (i) each share of Common Stock outstanding immediately prior to the filing of the Charter Amendment owned by a shareholder of record who owned 300 or more shares of Common Stock, to remain issued and outstanding, unaffected by the filing of the Charter Amendment; and (ii) each share of Common Stock outstanding immediately prior to the filing of the Charter Amendment owned by a shareholder of record who owned less than 300 shares of Common Stock to be cancelled and converted into the right to receive one share of a newly authorized restricted Class A Common Stock. In accordance with the terms of the Merger Agreement, upon completion of the merger the SHB shareholders who hold SHB Common Stock prior to the merger will receive First Citizens Common Stock and the SHB shareholders who hold SHB Class A Common Stock, SHB Class B Common Stock or SHB Series A Preferred Stock will receive First Citizens Class A Common Stock. Set forth below is a summary of certain of the terms of the capital stock of First Citizens authorized in First Citizens’ Charter, as amended at the First Citizens special shareholders meeting. The following summary is qualified in its entirety by reference to the Charter of First Citizens. For information on how to obtain a copy of the complete Charter, you should read the section OF THIS Proxy Statement/Prospectus entitled “WHERE YOU CAN FIND MORE INFORMATION.”

Authorized Capital Stock

First Citizens is authorized to issue 12 million shares of capital stock, consisting of:

(i)            10 million shares of Common Stock, no par value per share (the “Common Stock”);

(ii)           one million shares of Class A Common Stock, no par value per share (the “Class A Common Stock”); and

(iii)          one million shares of preferred stock, having no par value per share (the “Preferred Stock”). Except as otherwise limited by law, the board of directors of First Citizens has the authority to issue the Preferred Stock in one or more classes or series, with such rights and preferences and upon such terms, including convertibility, as the Board determines, as set forth in an amendment to First Citizens’ Charter as further described below.

Common Stock

The Common Stock has unlimited voting rights and holders of the Common Stock have the right to one vote for each share. First Citizens’ Charter provides for cumulative voting for the shares of Common Stock. Holders of the Common Stock have no preemptive rights, conversion rights or redemption rights.

Class A Common Stock

The Class A Common Stock has no voting rights except those as may be required by the Tennessee Business Corporation Act. If the Tennessee Business Corporation Act requires a vote of the Class A Common Stock, the holders have the right to one vote for each share. On any such matters, holders of the Class A Common Stock and holders of the Common Stock will be considered as a single voting group and will be entitled to vote and be counted together, collectively, and will be entitled to receive notice of any shareholders’ meeting held to act on any such matters in accordance with the Bylaws of First Citizens.

Holders of the Class A Common Stock have no preemptive rights, conversion rights or redemption rights.

The holders of record of the Class A Common Stock will be entitled, when, as and if a dividend on the Common Stock is declared by the Board, to receive a dividend that is equal to one hundred and two percent (102%) of the dividend paid to the holders of record of the Common Stock.

A holder of the Class A Common Stock is subject to First Citizens’ right of first refusal if the holder of shares of the Class A Common Stock or any securities of First Citizens convertible into, or exchangeable or exercisable for, such shares, and options, warrants or other rights to acquire such shares (the “Offering Shareholder”) receives an offer from a person other than First Citizens, a co-owner of such shares or another holder of Class A Common Stock that the Offering Shareholder desires to accept to sell or otherwise dispose of for value all or any portion of the Class A Common Stock owned by the Offering Shareholder (the “Offered Shares”). Each time the Offering Shareholder receives an offer from a third party for any of the Class A Common Stock owned by the Offering Shareholder, the Offering Shareholder must first make an offering of the Offered Shares to First Citizens in accordance with the procedures set forth in First Citizens’ Charter prior to effecting a transfer for value of such Offered Shares to the third party.

The Offering Shareholder must, within five business days of receipt of the offer from the third party, give written notice (the “Offering Shareholder Notice”) to First Citizens stating that the Offering Shareholder has received a bona fide offer from a third party and specifying: (w) the number of Offered Shares to be sold by the Offering Shareholder; (x) the name of the person who has offered to purchase such Offered Shares; (y) the per share purchase price and the other material terms and conditions of the transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation of the non-cash consideration; and (z) the proposed date, time and location of the closing of the transfer, which must not be less than 30 days from the date of the Offering Shareholder Notice.

The Offering Shareholder Notice will constitute the Offering Shareholder’s offer to transfer the Offered Shares to First Citizens, which offer shall be irrevocable until the end of the ROFR Notice Period (as defined below). By delivering the Offering Shareholder Notice, the Offering Shareholder will be deemed to be representing and warranting to First Citizens that: (x) the Offering Shareholder has full right, title and interest in and to the Offered Shares; (y) the Offering Shareholder has all the necessary power and authority and has taken all necessary action to transfer such Offered Shares; and (z) the Offered Shares are free and clear of any and all liens other than those arising as a result of or under the terms of First Citizens’ Charter or Bylaws.

Upon receipt of the Offering Shareholder Notice, First Citizens shall have ten (10) Business Days (the “ROFR Notice Period”) to elect to purchase all (but not less than all) of the Offered Shares by delivering a written notice (a “ROFR Offer Notice”) to the Offering Shareholder stating that it offers to purchase such Offered Shares on the terms specified in the Offering Shareholder Notice. Any ROFR Offer Notice shall be binding upon delivery and irrevocable by First Citizens.

If First Citizens fails to deliver a ROFR Offer Notice during the ROFR Notice Period, it will be deemed to have waived its right to purchase the Offered Shares as to the Offering Shareholder, and the Offering Shareholder will for a period of 60 days following the expiration of the ROFR Notice Period, subject to the terms and conditions of the Charter provisions governing First Citizens’ right of first refusal and all applicable federal and state securities laws, be free to transfer the Offered Shares to the third party specified in the Offering Shareholder Notice on terms and conditions no more favorable to the third party than those set forth in the Offering Shareholder Notice. If the Offering Shareholder does not transfer the Offered Shares within such period or the terms and conditions become more favorable to the third party than those set forth in the Offering Shareholder Notice, the right of first refusal provided to First Citizens shall be deemed to be revived and the Offered Shares may not be transferred to any third party unless the Offering Shareholder sends a new Offering Shareholder Notice in accordance with, and otherwise complies with, the Charter provisions governing First Citizens’ right of first refusal.

Upon exercise of First Citizens’ right of first refusal, the Offering Shareholder must within thirty 30 days deliver to First Citizens any certificate or certificates representing the Offered Shares accompanied by stock powers with signatures guaranteed and all necessary stock transfer taxes paid and stamps affixed, if necessary, against receipt of the consideration therefor from First Citizens by certified or official bank check or by wire transfer of immediately available funds.

In the event of any gratuitous transfer of Class A Common Stock to a third party, including any transfer pursuant to or as the result of a gift, or any other transfer made for no or less than full and adequate consideration, or any “involuntary transfer” (as hereinafter defined), the person acquiring Class A Common Stock as a result will be required to hold the Class A Common Stock subject to First Citizens’ option to purchase these shares. For this purpose, “involuntary transfer” means any transfer of the Class A Common Stock to a third party pursuant to or as the result of any: (1) voluntary or involuntary bankruptcy, insolvency, receivership, or similar proceeding, assignment or arrangement for the benefit of creditors, or other readjustment of debt; (2) transfer pursuant to a decree of divorce or separation, a property settlement agreement, or any other form of judicially approved marital settlement arrangement; (3) transfer resulting from the foreclosure or other enforcement of any lien or security interest, garnishment, execution on a judgment, or other form of judicial sale; (4) transfer pursuant to any statute pertaining to escheat or abandoned property; (5) transfer occasioned by the death of a holder of Class A Common Stock; (6) transfer to a guardian, conservator, or other representative of a holder of Class A Common Stock who is a minor or who is adjudged to be legally incompetent to manage his or her financial affairs; and (7) other transfer by operation of law or court order or as a result of a judicial proceeding.

Within five business days of an involuntary or a gratuitous transfer of Class A Common Stock, written notice of such transfer (the “Involuntary/Gratuitous Transfer Notice”) must be furnished to First Citizens by the holder of the Class A Common Stock (or such holder’s legal representative or estate) and by the person acquiring the Class A Common Stock as a result of the involuntary or gratuitous transfer; such notice must include the full name and permanent residence address of the transferee. Upon receipt by First Citizens of the Involuntary/Gratuitous Transfer Notice, First Citizens will have an option (the “Involuntary/Gratuitous Transfer Purchase Option”) to purchase all, but not less than all, of the Class A Common Stock so transferred from the person acquiring such Class A Common Stock for the book value of such shares (as determined by First Citizens’ independent certified public accounting firm as of the end of First Citizens’ fiscal quarter immediately preceding the date of any Involuntary/Gratuitous Transfer Notice) multiplied by the number of shares of Class A Common Stock subject to the Involuntary/Gratuitous Transfer Purchase Option. The terms of First Citizens’ option will (i) commence on the date of receipt of the Involuntary/Gratuitous Transfer Notice by First Citizens, and (ii) terminate at 5:00 p.m. Central Time on the three hundred sixty-fifth (365th) day thereafter (the “Involuntary/Gratuitous Transfer Purchase Option Term”).

If First Citizens elects to exercise the Involuntary-Gratuitous Transfer Purchase Option, it must give notice of such exercise to the transferee of the Class A Common Stock on or before the expiration of the Involuntary/Gratuitous Transfer Purchase Option Term, at such address of the transferee as shall have been given in the Involuntary/Gratuitous Transfer Notice; provided, however, that if the address of such transferee has not been given, then the notice of exercise of the Involuntary/Gratuitous Transfer Purchase Option may be sent to the last address of the former holder of the Class A Common Stock as is reflected on the books and records of First Citizens. Upon exercise of First Citizens’ option to purchase the Class A Common Stock, the transferee must within 30 days deliver to First Citizens any certificate or certificates representing such shares of the Class A Common Stock, accompanied by stock powers with signatures guaranteed and all necessary stock transfer taxes paid and stamps affixed, if necessary, against receipt of the consideration therefor from First Citizens by certified or official bank check or by wire transfer of immediately available funds.

Preferred Stock

Shares of the Preferred Stock may be issued from time to time in one or more classes or series by the Board. The Board is authorized, subject to the limitations provided by law, to amend First Citizens’ Charter to establish and designate classes or series of the Preferred Stock, to fix the number of shares constituting each class or series, and to fix the designations and the voting powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions of the shares of each class or series and the variations in the relative powers, rights, preferences and limitations as between or among classes or series, and to increase and to decrease the number of shares constituting each class or series. The authority of the Board with respect to any class or series includes the authority to fix and determine the following:

(i)            The number of shares constituting that class or series and the distinctive designation of that class or series;

(ii)           The increase and the decrease, to a number not less than the number of the outstanding shares of such class or series, of the number of shares constituting such class or series as theretofore fixed;

(iii)          The rate or rates and the time at which dividends on the shares of such class or series shall be paid, and whether or not such dividends shall be cumulative, and, if such dividends shall be cumulative, the date or dates from and after which they shall accumulate;

(iv)          Whether or not the shares of such class or series shall be redeemable, and, if such shares shall be redeemable, the terms and conditions of such redemption, including, but not limited to, the manner of selecting shares of such class or series for redemption, if less than all shares are to be redeemed, the date or dates upon or after which such shares shall be redeemable and the amount per share which shall be payable upon such redemption, which amount may vary under different conditions and at different redemption dates;

(v)           The amount payable on the shares of such class or series in the event of a voluntary or involuntary liquidation, dissolution or winding up of First Citizens. A liquidation, dissolution or winding up of first Citizens, as such terms are used in this subparagraph (d), shall not be deemed to be occasioned by or to include any consolidation or merger of First Citizens with or into any other entity or entities or a sale, lease or conveyance of all or a part of the assets of First Citizens;

(vi)          Whether or not the shares of such class or series shall have voting rights and the terms and conditions thereof;

(vii)         Whether or not a sinking fund or purchase fund shall be provided for the redemption or purchase of the shares of such class or series, and if such a sinking fund or purchase fund shall be provided, the terms and conditions thereof;

(viii)        Whether or not the shares of such class or series shall have conversion privileges, and, if such shares shall have conversion privileges, the terms and conditions of conversion, including but not limited to, any provision for the adjustment of the conversion rate or the conversion price; and

(ix)          Any other powers, preferences and relative participating, optional, or other special rights, or qualifications, limitations or restrictions thereof, as shall not be inconsistent with the provisions of this Article 6 or the limitations provided by applicable law.

Transfer Agent and Registrar

The transfer agent and registrar for First Citizens common stock is Computershare Inc.

COMPARISON OF RIGHTS OF SHAREHOLDERS

Both First Citizens and SHB are incorporated under Tennessee law. Upon completion of the merger, the First Citizens charter, as amended and including the First Citizens Charter Amendment, in effect immediately prior to the effective time of the merger will be the charter of the combined company. The bylaws, as amended, of First Citizens in effect immediately prior to the effective time of the merger will be the bylaws of the combined company. Because both First Citizens and SHB are organized under the laws of the State of Tennessee, differences in the rights of holders of First Citizens stock and the rights of holders of SHB stock arise only from differing provisions of their respective charters and bylaws. The material differences between the rights of holders of First Citizens stock and the rights of holders of SHB stock resulting from any differing provisions of their governing documents (charter and bylaws) are summarized below.

The following summary does not purport to be a complete statement of the rights of First Citizens shareholders and SHB shareholders. The summary is necessarily general, and it is not intended to be a complete statement of all differences affecting the rights of shareholders or a complete description of the specific provisions referred to below. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed, and is qualified in its entirety by reference to the Tennessee Business Corporation Act and the governing documents of First Citizens and SHB, to which the shareholders of SHB are referred. Copies of the governing documents of First Citizens are available, without charge, to any person, including any beneficial owner of SHB stock to whom this Proxy Statement/Prospectus is delivered, by following the instructions listed under “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 157. First Citizens and SHB shareholders should consult their own legal counsel with respect to specific differences and changes in their rights as shareholders that would result from the proposed merger.

On July 16, 2014, the board of directors of First Citizens recommended, and the shareholders of First Citizens approved, the First Citizens Charter Amendment effecting a recapitalization of First Citizens through the authorization of an additional class of common stock, the Class A common stock, which was issued to all holders of less than 300 shares of First Citizens common stock in replacement for their common stock. If the Merger Agreement is adopted by the shareholders of SHB and the merger closes, the holders of SHB’s Class A common stock, Class B common stock and SHB Series A preferred stock will receive shares of First Citizens’ Class A common stock and the holders of SHB’s common stock will receive shares of First Citizen’s common stock.

Summary of Material Differences Between the Rights of First Citizens Shareholders and the Rights of SHB Shareholders

	First Citizens Shareholder Rights	SHB Shareholder Rights
Authorized Capital Stock

The authorized capital stock of First Citizens consists of 10,000,000 shares of common stock, no par value per share, 10,000,000 shares of Class A common stock, no par value per share, and 1,000,000 shares of preferred stock, no par value per share.

The authorized capital stock of SHB consists of 2,000,000 shares of common stock, $1.00 par value per share, 1,000,000 shares of Class A common stock, $1.00 par value per share, 1,000,000 shares of Class B common stock, $1.00 par value per share and 1,000,000 shares of preferred stock, no par value per share. The preferred stock consists of the following series of authorized stock: (i) 100,000 shares of Series A; (ii) 4,862 shares of fixed rate cumulative perpetual preferred stock, Series B; (iii) 243.00243 shares of fixed rate cumulative perpetual preferred stock, Series C*; and (iv) 5,105 shares of senior noncumulative perpetual preferred stock, Series D**.

Board of Directors
Size	First Citizens’ governing documents provide no maximum on the number of members of the board of directors.

SHB’s governing documents provide no maximum on the number of members of the board of directors. The board of directors may change the number of authorized directors from time to time by amending the bylaws pursuant to a resolution adopted by a majority vote of the directors then in office. No decrease in the number of directors will shorten the term of any incumbent directors. Directors must be of legal age but need not be shareholders, unless state law, federal law or a bank regulatory agency so requires.

* Issued to the U.S. Treasury in connection with First Citzens' participation in the TARP/CPP program, all of which has been redeemed and none of which is outstanding.

**Issued to the U.S. Treasury in connection with First Citzens' participation in the Small Business Lending Fund and expected to be redeemed prior to effectiveness of the merger.

	First Citizens Shareholder Rights	SHB Shareholder Rights

Qualification, Classification and Term

First Citizens’ governing documents provide that directors must be shareholders. First Citizens’ governing documents divide the members of the board of directors into three classes, with classes elected for staggered three-year terms.

SHB’s governing documents divide the members of the board of directors into three classes, with classes elected for staggered three-year terms.
Election

First Citizens’ governing documents provide that at each annual meeting, the number of directors equal to the number in the class whose term expires at the time of the meeting are elected to hold office as directors. First Citizens’ charter provides that shareholders may cumulate votes in the election of directors.

SHB’s governing documents provide that at each annual meeting, the number of directors equal to the number in the class whose term expires at the time of the meeting are elected to hold officer as directors. SHB’s bylaws provide that shareholders may not cumulate votes in the election of directors.

Vacancies	First Citizens’ governing documents provide that any vacancy occurring in the board of directors may be filled by majority vote of the remaining directors, even if less than a quorum exists.

SHB’s governing documents provide that newly created directorships resulting from an increase in the number of authorized directors and vacancies occurring in the board for any reason, including, without limitation, removal from office by vote of the directors, will be filled only by a vote of a majority of the entire board. Any director so elected will hold office until the annual meeting of shareholders at which the term of the class to which he has been elected expires.

Removal

First Citizens’ governing documents provide that any or all of the directors may be removed with cause by a proper vote of the shareholders or with cause by a majority vote of the entire board of directors. Because First Citizens’ charter does not provide otherwise, the Tennessee Business Corporation Act authorizes First Citizens’ shareholders to remove one or more directors with or without cause. Because cumulative voting for directors is authored in First Citizens’ charter, a director may not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against the director’s removal.

SHB’s governing documents provide that any or all of the directors may be removed for cause by a vote of a majority of the entire board of directors. Because SHB’s charter does not provide otherwise, the Tennessee Business Corporation Act authorizes SHB’s shareholders to remove one or more directors with or without cause.

Board Quorum and Voting Requirements

First Citizens’ governing documents provide that the presence of a majority of the directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present will be the act of the board, unless the vote of a greater number is required by the charter, the bylaws, or by the laws of the state of Tennessee.

SHB’s governing documents provide that the presence of a majority of the whole board of directors shall constitute a quorum for the transaction of business. The act of a majority of the directors present at any meeting at which a quorum is present will be the act of the board. In the absence of a quorum, a majority of the directors present at the meeting may adjourn such meeting from time to time until a quorum is present thereat. Notice of any adjourned meeting need not be given. The directors will act only as board and individuals will have no power as such.

	First Citizens Shareholder Rights	SHB Shareholder Rights
Transactions with Directors

First Citizens’ governing documents provide that no contract or other transaction between First Citizens and any other corporation will be affected by the fact that any director of First Citizens is interested in, or is a director or officer of, such other corporation, and any director, individually or jointly, may be a party to, or may be interested in, any contract or transaction in which First Citizens is interested. First Citizens’ governing documents further provide that no contract or other transaction between First Citizens and any other person, firm or corporation will be affected by the fact that any director of First Citizens is a party to or is interested in such contract or transaction or is in any way connected with such other person, firm or corporation. Each director of First Citizens is relieved from any liability that might otherwise exist from contracting with First Citizens for the benefit of himself or herself or any firm, association, or corporation in which he or she may be in any way interested.

SHB’s governing documents do not address transactions with directors.
Actions by Written Consent

First Citizens governing documents provide that whenever directors are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by all of the persons or entities entitled to vote thereon.

SHB’s governing documents provide that whenever directors are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by all of the persons or entities entitled to vote thereon.

Shareholder Meetings
Special Meetings

First Citizens’ governing documents provide that special meetings of the shareholders may be called by any director and/or the President and Chief Executive Officer; provided, however, that a special meeting at which a tender offer or exchange offer, a merger or consolidation of First Citizens with or into another corporation, or any offer to purchase or otherwise acquire all or substantially all of the assets of First Citizens are to be considered may be called only by the President and Chief Executive Officer of First Citizens. The place of such meetings shall be designated by the directors. Special meetings of the shareholders may also be called upon written demand by holders of not less than one-tenth of all the shares entitled to vote at such meeting, because the Tennessee Business Corporation Act provides for this provision unless a corporation’s charter provides otherwise and First Citizens’ charter does not.

SHB’s governing documents provide that special meetings of the shareholders may be called by the chairman of the board, president, a majority of the board of directors, or, upon written demand, by the holders of not less than one-tenth of all the shares entitled to vote at such meeting. The place of special meetings shall be the principal office of SHB, unless otherwise designated by the directors.

	First Citizens Shareholder Rights	SHB Shareholder Rights
Voting Rights - Common Stock

First Citizens’ governing documents provide that every shareholder entitled to vote at a meeting may do so either in person or by written proxy, which proxy must be filed with the secretary of the meeting before being voted. Each share of common stock is entitled to one vote on each matter with respect to which shareholders are entitled to vote. Holders of common stock have unlimited voting rights and there are no preemptive rights for holders of common stock.

SHB’s governing documents provide that each shareholder shall at each meeting of the shareholders be entitled to one vote in person or by proxy for each share of SHB which has voting power on the matter in question and which shall have been held by him and registered in his name on the books of SHB and may be noted by proxy on the date fixed as the record date for the determination of shareholders entitled to receive notice and vote thereon. There shall be no cumulative voting by the shareholders on any matter. Holders of common stock have no preemptive rights.

Voting Rights- Other than Common Stock*	First Citizens’ governing documents provide that shares of Class A common stock have no voting rights, except as may be required by law.

SHB’s governing documents provide that holders of SHB stock other than common stock have limited voting rights. Holders of SHB Class A common stock are only entitled to vote on any merger, share exchange, sale of substantially all of the assets, voluntary dissolution or as required by law. Holders of SHB Class B common stock and SHB Series A preferred stock are only entitled to vote as may be required by law.

	*The remaining subsections under this “Shareholder Meetings” caption only apply to the common stock of First Citizens, as it is the only class with voting rights.	The remaining subsections under this “Shareholder Meetings” caption only apply to the SHB common stock and SHB Class A common stock, as they are the only classes with voting rights.
Actions by Written Consent

First Citizens’ governing documents provide that whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by all of the persons or entities entitled to vote thereon.

SHB’s governing documents provide that whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by all of the persons or entities entitled to vote thereon.

Quorum and Voting Requirements

First Citizens’ governing documents provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum for the transaction of business. A meeting may be adjourned despite the absence of a quorum, and notice of an adjourned meeting need not be given if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. When a quorum is present at any meeting, a majority in interest of the stock represented shall decide any question brought before such meeting, unless the question is one upon which, by express provision of First Citizens’ charter, bylaws, or by the laws of the State of Tennessee, a larger or different vote is required.

SHB’s governing documents provide that a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum for the transaction of business. In the absence of a quorum at any meeting or any adjournment or adjournments thereof, a majority in voting interest of those present in person or by proxy and entitled to vote thereat, or in the absence from the meeting of all the shareholders, any officer entitled to preside at, or to act as presiding office of, such meeting may adjourn the meeting from time to time without notice to the shareholders until shareholders holding the amount of stock requisite for a quorum shall be present and represented. At any such adjourned meeting at which a quorum may be present, any business transacted which might have been transacted at the meeting as originally called.

	First Citizens Shareholder Rights	SHB Shareholder Rights
Advance Notice of Shareholder Nominations and Proposals for Business

First Citizens’ governing documents provide that nominations for directors, other than nominations made by existing directors, must be delivered in writing to the secretary of First Citizens and received no later than 90 days prior to the month and day that the proxy materials regarding the last election of directors to the board of First Citizens were mailed to shareholders. The written notice must include the certain enumerated information and a signed representation by the nominee to timely provide all information requested by First Citizens as part of its disclosures in regard to the solicitation of proxies for the election of directors. The name of each such nominee for director must be placed in nomination at the annual meeting by a shareholder present in person and the nominee must be present in person at the meeting for the election of directors. A vote for a person who has not been duly nominated pursuant to the governing documents shall be void.

SHB’s governing documents provide that nominations for directors must be mailed to and received by the corporate secretary of SHB at the principal office of SHB not less than 120 days prior to the meeting at which directors are to be elected. Election shall be by written ballot, signed by the shareholder, unless a majority of the shareholders or the chairman of the meeting requires otherwise.

Dividends
Dividends - Common Stock	First Citizens’ governing documents provide that dividends will be distributed to holders of First Citizens common stock if and when declared by First Citizens’ board of directors.	SHB’s governing documents provide that dividends will be distributed to holders of SHB common stock if and when declared by SHB’s board of directors.
Dividends - Other than Common Stock

First Citizens’ governing documents provide that dividends will be paid on First Citizens Class A common stock before dividends may be paid on the First Citizens common stock, but there will be no requirement to pay dividends, and there will be no cumulative dividends. If dividends are paid on the common stock, the dividends payable on the Class A common stock will be equal to 2% more than is paid on the common stock.

SHB’s governing documents provide that if dividends are paid on the common stock, the dividends payable on the Class A common stock will be equal to 3% more than is paid on the common stock. If dividends are paid on the common stock, the dividends payable on the Class B common stock will be equal to 5% more than is paid on the common stock. If dividends are paid on the common stock, the dividends payable on the SHB Series A preferred stock will be equal to 9% more than is paid on the common stock.

Transfer Restrictions
Transfer Restrictions - Common Stock	First Citizens’ governing documents provide that there are no transfer restrictions on holders of First Citizens common stock.	SHB’s governing documents provide that there are no transfer restrictions on holders of SHB common stock.
Transfer Restrictions - Other than Common Stock	First Citizens’ governing documents provide that transfers of First Citizens Class A common stock will be subject to a right of first refusal held by First Citizens.	SHB’s governing documents provide that there are no transfer restrictions on holders of SHB Class A common stock, SHB Class B common stock and SHB Series A preferred stock.
Liability and Indemnification of Directors and Officers
Personal Liability

The First Citizens charter generally provides that directors shall not be liable to First Citizens or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to First Citizens or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) or for any unlawful distributions. No provision will eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provisions become effective.

The SHB charter generally provides that, to the fullest extent of the law of the State Tennessee, directors shall not be liable to SHB or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to SHB or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) or for any unlawful distributions. No provision will eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provisions become effective. The SHB bylaws further provide that no officer or director shall be liable for any loss or damage suffered on account of any action taken or omitted to be taken by him as a director or officer of the corporation in good faith and in accordance with the standard of conduct set forth in Section 48-18-502 of the Tennessee Business Corporation Act.

	First Citizens Shareholder Rights	SHB Shareholder Rights
Indemnification

First Citizens’ charter provides that First Citizens shall indemnify to the fullest extent authorized by Tennessee law each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any proceeding, by reason of the fact that he or she is or was a director or officer of First Citizens or a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan, whether the basis or such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer. Any such indemnification will continue as to an indemnitee who has ceased to be a director or officer and shall insure to the benefit of the indemnitee’s heirs, executors and administrators.

First Citizens’ charter further provides that the right to indemnification shall be a contract right and shall include the right to be paid by First Citizens the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if Tennessee law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only if the following occur: (i) delivery to First Citizens of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it is ultimately determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”), that such indemnitee is not entitled to be indemnified for such expenses; (ii) delivery to First Citizens by the indemnitee of a written affirmation by the indemnitee of his or her good faith belief that he or she has (a) conducted himself or herself in good faith; and (b) he or she reasonably believed in the case of his or her official capacity with First Citizens, that his or her conduct was in its best interest; (c) he or she reasonably believed in all other cases, that his or her conduct was at least not opposed to its best interest; and (d) in the case of any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful; or (iii) a determination is made on the facts then known to those making the determination would not preclude indemnification under Tennessee law.

If a claim for indemnification is not paid in full by First Citizens within 60 days after a written claim has been received by First Citizens, except in the case of a claim for an advancement of expenses, in which case the applicable period will be 20 days, the indemnitee may at any time thereafter bring suit against First Citizens to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by First Citizens to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee will be entitled to be paid the expense of prosecuting or defending such suit.

The rights to indemnification and to advancement are not exclusive of any other right which any person may have or acquire by statute, First Citizen’s charter, bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

First Citizens may maintain insurance, at its expense, to protect itself and any director or officer of First Citizens or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability of loss under the Tennessee Business Corporation Act.

First Citizens may, to the extent authorized from time to time by the board of directors, grant rights to indemnification, and to the advancement of expenses to any employee or agent of First Citizens to the fullest extent of the provisions in First Citizens’ governing documents with respect to the indemnification and advancement of expenses of directors and officers of First Citizens.

SHB’s charter provides that SHB shall have the power to indemnify any director, officer, employee, agent of SHB, or any other person who is serving at the request of SHB in any such capacity with another corporation, partnership, joint venture, trust, or other enterprise to the fullest extent permitted by the law of the state of Tennessee and applicable federal law. Any such indemnification may continue as to any person who has ceased to be a director, officer, employee, or agent and may inure to the benefit of the heirs, executors, and administrators of such person.

SHB’s bylaws provide that SHB shall indemnify to the fullest extent permitted by law any and all persons who may serve or who have served at any time as directors or officers, or who at the request of the board of directors of the corporation may serve or at any time have served as directors or officers of another corporation in which SHB at such time owned or may own shares of stock or of which it was or may be a creditor, and their respective heirs, administrators, successors, and assigns, against any and all expenses, including amounts paid upon judgments, counsel fees, and amounts paid in settlement (before or after suit is commenced), actually and necessarily incurred by such persons in connection with the defense or settlement of any claim, action, suit, or proceeding in which they, or any of them, are made parties, or a party, or which may be asserted against them or any of them, by reason of being or having been directors or officers or a director or officer of SHB or such other corporation, except in relation to such matters to which any such director or officer or former director or officer or person shall be adjudged in any action, suit, or proceeding to be liable for his own negligence or misconduct in the performance of his duty. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of shareholders, or otherwise.

	First Citizens Shareholder Rights	SHB Shareholder Rights
Amendments to Organizational Documents
Charter

First Citizens’ charter may be amended, altered, or repealed from time to time to the extent, and in the manner, prescribed by the laws of the State of Tennessee and provisions of the charter, and any additional provisions so authorized may be added.

The affirmative vote of the holders of not less than 80% of the outstanding voting stock of First Citizens is required to amend or repeal the provisions of the charter of First Citizens regarding shareholder approval of certain transactions in the event that the board of directors does not recommend a vote in favor of such transactions.

SHB’s charter may be amended, altered, or repealed from time to time to the extent, and in the manner, prescribed by the laws of the State of Tennessee and provisions of the charter, and any additional provisions so authorized may be added.

Bylaws

First Citizens’ bylaws may be amended, added to, or repealed by a vote of two-thirds of the directors at a regular or special meeting of the board of directors. Any change in the bylaws made by the board of directors, however, may be amended or repealed by the shareholders.

Any provisions of the SHB bylaws, except those provisions relating to the duties, term of office or indemnification of a director, may be amended altered or repealed by the board. Any change in the bylaws made by the board may be altered, amended, or repealed by the shareholders.

PROPOSAL 2:  ELECTION OF DIRECTORS

SHB’s charter divides the board into three classes, as nearly equal in number as possible. Directors within each class are elected to serve three-year terms and one-third of the directors sit for election at each annual meeting of shareholders. The SHB board currently consists of eight directors. Len D. Graham and James F. Williams, Jr. are nominated to serve as Class III directors and, if elected, will serve until the 2017 annual meeting of shareholders. As required by the SHB bylaws, which provide for mandatory retirement of board members upon reaching 75 years of age, James T. Simerville, Sr. will not be standing for re-election. At this time, the board has elected not to fill the vacancy created by James T. Simerville, Sr., Steven W. Ledbetter, and Jim A. Workman are Class I directors and have been elected to serve as directors until the 2015 shareholder meeting. Roger E. Jenne, Esq., Larry S. McDaniel and J. Lee Stewart are Class II directors and have been elected to serve as directors until 2016. Under the bylaws, the affirmative vote of a plurality of all the votes cast at the annual meeting by the holders of common stock, assuming a quorum is present, is sufficient to elect a director.

Unless otherwise directed in the proxy, the person named in the enclosed proxy, or his substitute, will vote such proxy for the election of the two nominees listed below as directors for a three-year term and until their respective successors are duly elected and qualify. If any nominee at the time of election is unavailable to serve, a contingency not presently anticipated, it is intended that the person named in the proxy, or his substitute, will vote for an alternate nominee who will be designated by the Board. Proxies may be voted only for the nominees named or such alternates.

Note that upon the effective date of the merger, if approved and then consummated, the directors of SHB will no longer serve as directors of SHB, but since the same directors generally are elected as the directors of Southern Heritage Bank, they will continue to serve in that capacity;

The following table sets forth the nominees and the other present members of the Board of Directors. With respect to each such person, the information found under INFORMATION ABOUT SHB - Management of SHB sets forth the age, principal occupation, position presently held with SHB and the year in which the person became a director.

NOMINEES FOR CLASS III DIRECTORS
(TERMS TO EXPIRE IN 2017)

Name of Director	Age	Director Since
Len D. Graham	72	1999
James F. Williams, Jr.	71	1999

INCUMBENT CLASS I DIRECTORS
(TERMS EXPIRING 2015)

Name of Director	Age	Director Since
Steven W. Ledbetter	62	1999
Jim A. Workman	61	1999

CLASS II NOMINEES FOR ELECTION
(TERMS EXPIRING 2016)

Name of Director	Age	Director Since
Roger E. Jenne, Esq.	72	1999
Larry S. McDaniel	61	1999
J. Lee Stewart	63	1999

There are no family relationships among the members of the SHB board of directors.

INFORMATION ABOUT THE BOARD OF DIRECTORS

Role of the Board

Pursuant to Tennessee law, SHB’s business, property and affairs are managed under the direction of the board of directors. The board of directors has responsibility for establishing broad corporate policies and for our overall performance and direction, but is not involved in day-to-day operations. Members of the board of directors keep informed of our business by participating in board and committee meetings, by reviewing analyses and reports sent to them regularly, and through discussions with executive officers.

2013 Board Meetings

During 2013, the board of directors of SHB held 18 meetings.

Board Committees

SHB has four standing committees of the board of directors: the executive committee, the loan committee, the funds management committee and the audit committee.

  The executive committee is composed of Messrs. Graham, Jenne, McDaniel, Williams, Workman, Stewart and Ledbetter. The executive committee has such powers as may be assigned to it by the board of directors from time to time. Their primary function is to preview the agenda for the upcoming board meeting. Members also serve as the personnel committee, which function includes review of compensation and human resource management along with applicable policies. The executive committee met four times in 2013.

  The audit committee consists of Messrs. Jenne, Graham, Simerville and Workman. The audit committee has the authority and responsibility to insure the accuracy and reliability of SHB’s financial statements; adequate internal controls and operating procedures; and compliance with all laws, regulations and policies. The committee has the authority to engage legal counsel or other experts or consultants as it deems appropriate to carry out its responsibilities. It also periodically reviews audit reports with our independent auditors and recommends the annual appointment of auditors. The audit committee met 11 times during 2013.

  The loan committee consists of Messrs. Graham, Hays (ex officio), Jenne, McDaniel, Simerville, Williams, Workman, Stewart and Ledbetter. The loan committee is responsible for credit approval of loans over the executive management limits. The loan committee met 36 times during 2013.

  The funds management committee consists of Messrs. Graham, Simerville, Williams, Stewart, and Ledbetter. The funds management committee has the authority and responsibility to facilitate prudent management of SHB’s investment portfolio, loan pricing, deposit pricing, liquidity position and interest rate risk. The funds management committee met five times in 2013.

Director Compensation

All directors serve on both the SHB board of directors and the Southern Heritage Bank board of directors. During 2013, SHB paid each director $250 per board meeting. Non-management directors also received an annual retainer of $16,000 and $100 per committee meeting attended; provided, that the audit committee members received $200 per audit committee meeting. The Chairman of the board of directors receives an additional $5,000 annual retainer.

SHB’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE ELECTION OF THE NOMINEES SET FORTH ABOVE.

PROPOSAL 3:  ADJOURNMENT

If there are not sufficient votes to constitute a quorum or to approve the Merger Agreement at the time of the SHB annual meeting, the annual meeting may be adjourned to a later date or dates in order to permit further solicitation of proxies. Except as required by the Tennessee Business Corporation Act, SHB’s board of directors is not required to fix a new record date to determine the SHB shareholders entitled to vote at the adjourned annual meeting. At the adjourned annual meeting, any business may be transacted which might have been transacted at the annual meeting. If SHB’s board of directors does not fix a new record date, it is not necessary to give any notice of the time and place of the adjourned annual meeting other than an announcement at the annual meeting at which the adjournment is taken, unless the adjournment is for more than four months after the date fixed for the original annual meeting. If a new record date is fixed, notice of the adjourned annual meeting shall be given as in the case of an original annual meeting.

In order to allow proxies that have been received at the time of the annual meeting to be voted for an adjournment, if necessary, this proposal regarding the question of adjournment is being submitted to SHB’s shareholders as a separate matter for their consideration. If approved, the adjournment proposal will authorize the holder of any proxy solicited by SHB’s board of directors to vote in favor of adjourning the annual meeting and any later adjournments. If SHB’s shareholders approve this adjournment proposal, SHB could adjourn the annual meeting and use the additional time to solicit additional proxies to gain a quorum for the annual meeting or approve the Merger Agreement, including the solicitation of proxies from SHB’s shareholders who previously have voted against the Merger Agreement. Among other things, approval of the adjournment proposal could mean that, even if proxies representing a sufficient number of votes against the Merger Agreement have been received, SHB could adjourn the annual meeting without a vote on the Merger Agreement and seek to convince the holders of those shares to change their votes to votes in favor of the Merger Agreement.

Vote Required

The affirmative vote of holders of the majority of the shares for which votes are cast at the annual meeting is needed to approve this proposal. Abstentions and broker non-votes will not be counted as votes cast and, therefore, will not affect this proposal. Further, the failure to vote, either by proxy or in person, will not have an effect on this proposal. Unless instructions to the contrary are specified in a proxy properly voted and returned through available channels, the proxies will be voted FOR this proposal.

SHB’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.

PROPOSAL 4:  OTHER BUSINESS

As of the date of this Proxy Statement/Prospectus, SHB does not intend to bring any other matters before the shareholders at the SHB annual meeting, and SHB has no knowledge of any business that will be presented for consideration at the SHB annual meeting and which would be required to be set forth in this Proxy Statement/Prospectus other than the matters set forth in the accompanying Notice of Annual Meeting of Shareholders.

WHERE YOU CAN FIND MORE INFORMATION

First Citizens filed a registration statement on Form S-4 to register the issuance of First Citizens stock to SHB shareholders in the merger. This Proxy Statement/Prospectus is a part of that registration statement and constitutes a prospectus of First Citizens and a proxy statement for SHB’s annual meeting. As allowed by SEC rules, this Proxy Statement/Prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

First Citizens does not currently file reports with the SEC. First Citizens does, however, provide annual reports, including audited financial statements, as requested, to its shareholders in connection with its annual meeting. For copies of the most recent of these reports or any of First Citizens’ organization documents, please send a notice to the following address:

First Citizens Bancshares, Inc.

One First Citizens Place

Dyersburg, Tennessee 38024

Attention: Corporate Secretary

You may inspect or copy any materials First Citizens files with the SEC after First Citizens’ registration statement on Form S-4 is declared effective at the Public Reference Room at the SEC at Room 1580, 100 F. Street, N.E., Washington, D.C. 20549. For a fee, you may also obtain copies of these materials by writing to the Public Reference Section of the Commission at 100 F. Street, N.E. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC public reference room. Any public filings First Citizens makes will also be available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at http://www.sec.gov.

When deciding how to cast your vote, you should rely only on the information contained in this Proxy Statement/Prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus is dated [•], 2014. You should not assume that the information contained in this Proxy Statement/Prospectus is accurate as of any date other than such date, and neither the mailing of the Proxy Statement/Prospectus to SHB shareholders nor the issuance of First Citizens stock to SHB shareholders shall create any implication to the contrary.

This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

Sources of Information

First Citizens has supplied all information contained in this Proxy Statement/Prospectus relating to First Citizens and First Citizens National Bank, and SHB has supplied all information contained in this Proxy Statement/Prospectus relating to SHB and Southern Heritage Bank.

You should rely only on the information which is contained in this Proxy Statement/Prospectus or to which we have referred in this Proxy Statement/Prospectus. We have not authorized anyone to provide you with information that is different.

ANNUAL SHAREHOLDER MEETING AND SHAREHOLDER PROPOSALS

First Citizens

If the merger is completed, those SHB shareholders receiving First Citizens common stock as merger consideration will become shareholders of First Citizens.

Shareholder proposals submitted after the date of this Prospectus/Proxy Statement may be included in the proxy statement for First Citizens’ 2015 annual meeting if submitted in accordance with the following. Shareholders who wish to nominate a candidate for election to First Citizens’ board of directors (other than the candidates proposed by the board of directors or the nominating committee) or propose any other business at the 2015 annual meeting must deliver written notice by certified or registered mail to First Citizens’ corporate secretary at the address below no later than November 14, 2014 in order for the nomination or proposal to be included in First Citizens’ proxy statement for the 2015 annual meeting. Shareholder proposals submitted after November 14, 2014 but before December 14, 2014 will not be included in First Citizens’ proxy statement, but may be included in the agenda for our 2015 annual meeting if properly submitted to our Corporate Secretary at the address listed below. Any nomination for director or other proposal by a shareholder that is not timely submitted and does not comply with these notice requirements will be disregarded, and upon the instructions of the presiding officer of the annual meeting all votes cast for each such nominee and such proposal will be disregarded. First Citizens’ nominating committee will consider shareholder nominations of candidates for election to the board of directors that are timely and otherwise submitted in accordance with the requirements described in the following paragraph.

A shareholder’s written notice submitted to First Citizens’ corporate secretary nominating candidates for election to the board of directors or proposing other business must include: (i) the name and address of the shareholder; (ii) the class and number of shares of common stock held of record and beneficially owned by such shareholder; (iii) the name(s), including any beneficial owners, and address(es) of such shareholder(s) in which all such shares of stock are registered on First Citizens’ stock transfer books; (iv) a representation that the shareholder intends to appear at the meeting in person or by proxy to submit the business specified in such notice; (v) a brief description of the business desired to be submitted to the annual meeting of shareholders, the complete text of any resolutions intended to be presented at the annual meeting and the reasons for conducting such business at the annual meeting of shareholders; (vi) any personal or other material interest of the shareholder in the business to be submitted; (vii) as to each person whom the shareholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act (including such person’s written consent to being named in the Proxy Statement as a nominee and to serving as a director if elected); and (viii) all other information relating to the nomination or proposed business which may be required to be disclosed under applicable law. In addition, a shareholder seeking to submit such nominations or business at the meeting shall promptly provide any other information First Citizens reasonably requests. Such notice shall be sent to the following address:

First Citizens Bancshares, Inc.

One First Citizens Place

Dyersburg, Tennessee 38024

Attention: Corporate Secretary

The individuals named as proxies on the proxy card for First Citizens’ 2015 annual meeting of shareholders will be entitled to exercise their discretionary authority in voting proxies on any shareholder proposal that is not included in First Citizens’ Proxy Statement for the 2015 annual meeting, unless First Citizens receives notice of the matter(s) to be proposed at the annual meeting by December 14, 2014. Even if proper notice is received within such time period, the individuals named as proxies on the proxy card for that meeting may nevertheless exercise their discretionary authority with respect to such matter(s) by advising shareholders of the proposal(s) and how the proxies intend to exercise their discretion to vote on these matter(s), unless the shareholder making the proposal(s) solicits proxies with respect to the proposal(s) to the extent required by Rule 14a-4(c)(2) under the Securities Exchange Act.

SHB

SHB shareholders who wish to present a proposal for inclusion in the proxy materials relating to SHB’s 2015 annual meeting of shareholders should ensure that such proposal is received by SHB’s Corporate Secretary at 3020 Keith Street NW, Cleveland, Tennessee 37312, no later than December 20, 2014. After that date, the proposal will not be considered timely. Shareholders submitting proposals for inclusion in the proxy statement must comply with the proxy rules under the Securities Exchange Act.

In addition, if an SHB shareholder desires to make a proposal at an annual meeting and does not intend to include the proposal in SHB’s proxy statement, such shareholder must submit information regarding the proposal, together with the proposal, to SHB no later than March 4, 2015.

Note that upon the effective date of the merger, if approved and then consummated, the separate corporation existence of SHB shall cease, and therefore there will not be a SHB 2015 annual meeting of shareholders.

LEGAL MATTERS

Waller Lansden Dortch & Davis, LLP, Nashville, Tennessee, counsel to First Citizens, will pass upon the validity of the shares of First Citizens stock to be issued in the merger. Waller Lansden Dortch & Davis, LLP, will also deliver its opinion to First Citizens as to certain tax matters concerning the merger. Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, Nashville, Tennessee, counsel to SHB, will deliver its opinion to SHB as to certain tax matters concerning the merger.

EXPERTS

The consolidated financial statements of First Citizens. as of December 31, 2013 and 2012 and for the years then ended, have been included herein in reliance upon the reports of Alexander Thompson Arnold PLLC, independent registered public accounting firm, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

The consolidated financial statements of SHB as of December 31, 2013 and 2012 and for the years then ended, have been included herein in reliance upon the report of Crowe Horwath LLP, independent auditor, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FIRST CITIZENS BANCSHARES, INC.

FIRST CITIZENS BANCSHARES, INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

Members of:		185 North Church St.
American Institute of Certified Public Accountants		Dyersburg, TN 38024
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center		Phone 731.285.7900
Tennessee Society of Certified Public Accountants		Fax 731.285.6221
Kentucky Society of Certified Public Accountants	Offices in Tennessee & Kentucky	www.atacpa.net

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of

First Citizens Bancshares, Inc. and subsidiaries

Dyersburg, Tennessee 38024

We have audited the accompanying consolidated financial statements of First Citizens Bancshares, Inc., and subsidiaries, which comprise the balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013.  We also have audited First Citizens Bancshares, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s Responsibility for the Consolidated Financial Statements and Internal Control over Financial Reporting

First Citizens Bancshares, Inc. and subsidiaries’ management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation and maintenance of controls relevant to the preparation and fair presentation of these consolidated financial statements that are free from material misstatement, whether due to error or fraud.  First Citizens Bancshares, Inc. and subsidiaries’ management is also responsible for its assertion about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements and an opinion on First Citizens Bancshares, Inc. and subsidiaries’ internal control over financial reporting based on our audits.  We conducted our audits of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and our audit of internal control over financial reporting in accordance with attestation standards established by the American Institute of Certified Public Accountants.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.

An audit of the financial statements involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances.  An audit of financial statements also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. An audit of internal control over financial reporting involves obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our audit opinions.

Definition and Inherent Limitations of Internal Control

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America.  An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinions

In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of First Citizens Bancshares, Inc., and subsidiaries as of December 31, 2013, and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.  Also, in our opinion, First Citizens Bancshares, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Alexander Thompson Arnold PLLC

Dyersburg, Tennessee

February 28, 2014

FIRST CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013 AND 2012
 (Dollars in thousands)

	2013	2012
ASSETS
Cash and due from banks	$ 19,780	$ 23,120
Federal funds sold	5,469	5,079
Cash and cash equivalents	25,249	28,199
Interest-bearing deposits in other banks	21,865	41,849
Investment securities:
Available-for-Sale, stated at market	456,525	466,419
Loans (excluding unearned income of $434 at December 31, 2013 and $326 at December 31, 2012)	580,236	549,452
Less: Allowance for loan losses	7,818	7,955
Net loans	572,418	541,497
Loans held-for-sale	3,098	4,678
Federal Home Loan Bank and Federal Reserve Bank stocks, at cost	5,684	5,684
Premises and equipment	34,152	34,316
Accrued interest receivable	5,011	5,021
Goodwill	13,651	13,651
Other intangible assets	384	426
Other real estate owned	6,826	8,580
Bank-owned life insurance policies	22,466	21,958
Other assets	7,143	6,047
TOTAL ASSETS	$1,174,472	$1,178,325

LIABILITIES AND EQUITY
Non-interest bearing demand deposits	$ 142,673	$ 139,646
Interest bearing time deposits	337,790	360,701
Interest bearing savings deposits	488,067	464,492
Total deposits	968,530	964,839
Securities sold under agreements to repurchase	36,808	38,844
Other borrowings	51,167	48,719
Other liabilities	5,361	11,783
Total liabilities	1,061,866	1,064,185

FIRST CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (cont’d)

DECEMBER 31, 2013 AND 2012

(Dollars in thousands)

	2013	2012
Equity
Common stock, no par value - 10,000,000 authorized; 3,717,593 issued and outstanding at December 31, 2013 and 3,717,593 issued and outstanding at December 31, 2012	$ 3,718	$ 3,718
Surplus	15,331	15,331
Retained earnings	94,889	85,771
Accumulated other comprehensive income (loss)	(361)	10,291
Total common stock and retained earnings	113,577	115,111
Less-109,839 treasury shares, at cost as of December 31, 2013 and 109,839 treasury shares, at cost as of December 31, 2012	3,026	3,026
Total shareholders' equity	110,551	112,085
Non-controlling (minority) interest in consolidated subsidiary	2,055	2,055
Total equity	112,606	114,140
TOTAL LIABILITIES AND EQUITY	$1,174,472	$1,178,325

Note:  See accompanying notes to consolidated financial statements.

FIRST CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands, except per share data)

	2013	2012	2011
Interest income
Interest and fees on loans	$32,156	$32,277	$34,159
Interest and dividends on investment securities:
Taxable	6,962	7,004	6,622
Tax-exempt	4,705	4,489	4,422
Dividends	198	218	210
Other interest income	101	123	93
Total interest income	44,122	44,111	45,506
Interest expense
Interest on deposits	4,829	5,919	7,692
Interest on borrowings	1,102	1,126	1,241
Other interest expense	283	332	423
Total interest expense	6,214	7,377	9,356
Net interest income	37,908	36,734	36,150
Provision for loan losses	775	650	2,425
Net interest income after provision for loan losses	37,133	36,084	33,725
Non-interest income
Mortgage banking income	1,445	1,497	830
Income from fiduciary activities	904	836	803
Service charges on deposit accounts	4,798	4,896	4,435
Income from ATM and debit cards	2,493	2,391	2,199
Brokerage fees	1,371	1,260	1,263
Earnings on bank-owned life insurance	632	606	736
Loss on sale or write down of other real estate owned	(593)	(1,162)	(1,374)
Gain on sale or call of available-for-sale securities	1,256	680	943
Gain on disposition of property	–	–	273
Income from insurance activities	858	752	899
Other non-interest income	866	698	666
Total non-interest income	14,030	12,454	11,673
Total other-than temporary impairment losses	–	–	347
Portion of loss recognized in other comprehensive income (before taxes)	–	–	(299)
Net impairment losses recognized in earnings	–	–	48

FIRST CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (cont’d)

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands, except per share data)

	2013	2012	2011
Other non-interest expense:
Salaries and employee benefits	$18,906	$17,432	$16,700
Net occupancy expense	1,696	1,672	1,676
Depreciation	1,985	1,822	1,780
Data processing expense	1,656	1,840	1,741
Legal and professional fees	467	706	653
Stationary and office supplies	224	220	217
Amortization of intangibles	42	35	85
Advertising and promotions	1,118	714	662
Premiums for FDIC insurance	804	570	823
Expenses related to other real estate owned	415	455	682
ATM and debit card fees and expenses	1,496	1,105	915
Other non-interest expense	4,532	4,446	4,138
Total other non-interest expense	33,341	31,017	30,072
Net income before income taxes	17,822	17,521	15,278
Provision for income tax expense	4,014	4,006	3,416
Net income	$13,808	$13,515	$11,862
Earnings per common share:
Net income per common share	$3.83	$3.75	$3.28
Weighted average shares outstanding	3,607	3,607	3,614

Note:  See accompanying notes to consolidated financial statements.

FIRST CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands)

	2013	2012	2011
Net income	$13,808	$13,515	$11,862
Other comprehensive income, net of tax:
Net change in unrealized gains (losses) on available-for-sale securities	(10,652)	1,490	6,905
Total other comprehensive income (loss), net of tax	(10,652)	1,490	6,905
Total comprehensive income	$ 3,156	$15,005	$18,767

Related tax effects allocated to each component of other comprehensive income were as follows:

	Before-tax	Tax Expense	Net-of-tax
	Amount	Or Benefit	Amount
Year ended December 31, 2013:
Unrealized gains (losses) on available-for-sale securities:
Unrealized losses arising during the period	$(16,006)	$ 6,129	$ (9,877)
Reclassification adjustments for net gains included in net income	(1,256)	481	(775)
Net unrealized gains (losses)	$(17,262)	$ 6,610	$(10,652)

Year ended December 31, 2012:
Unrealized gains (losses) on available-for-sale securities:
Unrealized gains arising during the period	$ 3,095	$ (1,185)	$ 1,910
Reclassification adjustments for net gains included in net income	(680)	260	(420)
Net unrealized gains (losses)	$ 2,415	$ (925)	$ 1,490

Year ended December 31, 2011:
Unrealized gains (losses) on available-for-sale securities:
Unrealized gains arising during the period	$ 12,084	$ (4,627)	$ 7,457
Reclassification adjustments for net gains included in net income	(895)	343	(552)
Net unrealized gains (losses)	$ 11,189	$ (4,284)	$ 6,905

Note:  See accompanying notes to consolidated financial statements.

FIRST CITIZENS BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands, except per share data)

	Common Stock		Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non-Controlling Interests	Total
	Shares	Amount
	(#)	($)	($)	($)	($)	($)	($)	($)
Balance January 1, 2011	3,718	$3,718	$15,331	$68,696	$1,896	( $2,417)	$2,055	$89,279
Net income, year ended December 31, 2011				11,862				11,862
Adjustment of unrealized gain on securities available-for-sale, net of tax					6,905			6,905
Cash dividends paid - $1.10 per share				(3,972)				(3,972)
Treasury stock transactions – net						(606)		(606)
Balance December 31, 2011	3,718	$3,718	$15,331	$76,586	$ 8,801	$(3,023)	$2,055	$103,468
Net income, year ended December 31, 2012				13,515				13,515
Adjustment of unrealized gain on securities available-for-sale, net of tax					1,490			1,490
Cash dividends paid - $1.20 per share				(4,330)				(4,330)
Treasury stock transactions – net						(3)		(3)
Balance December 31, 2012	3,718	$3,718	$15,331	$85,771	$ 10,291	$(3,026)	$2,055	$114,140
Net income, year ended December 31, 2013				13,808				13,808
Adjustment of unrealized losses on securities available-for-sale, net of tax					(10,652)			(10,652)
Cash dividends paid - $1.30 per share				(4,690)				(4,690)
Balance December 31, 2013	3,718	$3,718	$15,331	$94,889	$(361)	$(3,026)	$2,055	$112,606

Note:  See accompanying notes to consolidated financial statements.

FIRST CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands)

	2013	2012	2011
Operating activities
Net income	$13,808	$13,515	$11,862
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	775	650	2,425
Provision for depreciation	1,985	1,822	1,780
Provision for amortization of intangibles	42	35	85
Deferred income taxes	(637)	(102)	(10)
Net gains on sale or call of available-for-sale securities	(1,256)	(680)	(943)
Impairment losses on securities recorded in earnings	-	-	48
Net losses on sale or write down of other real estate owned	593	1,162	1,374
(Gain) on disposition of property	-	-	(273)
Net (increase) decrease in loans held-for-sale	1,580	(2,062)	161
(Increase) decrease in accrued interest receivable	10	285	(91)
Decrease in accrued interest payable	(144)	(35)	(60)
(Increase) decrease in cash surrender value of bank-owned life insurance policies	(508)	(520)	218
Net (increase) decrease in other assets	522	(2,502)	884
Net increase in other liabilities	331	1,747	1,364
NET CASH PROVIDED BY OPERATING ACTIVITIES	17,101	13,315	18,824

Investing activities
(Increase) decrease in interest-bearing deposits in other banks	19,984	(1,711)	(33,867)
Proceeds of paydowns and maturities of available-for-sale investment securities	73,428	69,546	52,408
Proceeds of sales of available-for-sale investment securities	41,861	34,615	38,523
Purchases of available-for-sale investment securities	(122,382)	(203,237)	(150,045)
(Increase) decrease in loans – net	(31,769)	(22,306)	14,502
Proceeds from sale of other real estate owned	1,235	1,309	5,409
Proceeds from disposition of premises and equipment	-	-	328
Purchase of premises and equipment	(1,821)	(6,063)	(1,120)
NET CASH USED BY INVESTING ACTIVITIES	(19,464)	(127,847)	(73,862)

Financing activities
Net increase in demand deposits	3,027	19,957	19,559
Net increase in savings accounts	23,575	69,650	71,763
Net increase (decrease) in time deposits	(22,911)	19,560	(27,495)
Net increase (decrease) in short-term borrowings	(2,036)	2,373	1,162
Issuance of other borrowings	19,000	10,000	9,000
Payment of principal on other borrowings	(16,552)	(8,609)	(13,931)
Cash dividends paid	(4,690)	(4,330)	(3,972)
Treasury stock transactions – net	-	(3)	(606)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(587)	108,598	55,480

FIRST CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS (cont’d)

YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(In thousands)

	2013	2012	2011
Increase (decrease) in cash and cash equivalents	($2,950)	($5,934)	$ 442
Cash and cash equivalents at beginning of year	28,199	34,133	33,691
Cash and cash equivalents at end of year	$25,249	$28,199	$34,133

Supplemental cash flow information:
Interest paid	$6,358	$7,412	$9,356
Income taxes paid	4,412	4,250	2,900
Supplemental noncash disclosures:
Transfers from loans to other real estate owned	541	1,261	3,565
Transfers from other real estate owned to loans	468	1,442	727

Note:  See accompanying notes to consolidated financial statements.

FIRST CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accounting and reporting policies of First Citizens Bancshares, Inc., and subsidiaries (the “Company”) conform to generally accepted accounting principles (“GAAP”).  The significant policies are described as follows:

Basis of Presentation

The Consolidated Financial Statements include all accounts of the Company and its subsidiary, First Citizens National Bank (the “Bank”).  First Citizens (TN) Statutory Trusts III and IV are reported under the equity method in accordance with GAAP for Variable Interest Entities for all periods presented.  These investments are included in Other Assets and the proportionate share of income (loss) is included in other non-interest income.  The Bank also has two wholly-owned subsidiaries, First Citizens Financial Plus, Inc. and First Citizens Investments, Inc., which are consolidated into its financial statements.  The Company’s investment in these subsidiaries is reflected on the Company’s condensed balance sheet.  See Note 24 for more information.

The Bank has a 50% ownership in two insurance subsidiaries, both of which are accounted for using the equity method.  White and Associates/First Citizens Insurance, LLC is a general insurance agency offering a full line of insurance products. First Citizens/White and Associates Insurance Company’s principal activity is credit insurance.  The investment in these subsidiaries is included in Other Assets on the Consolidated Balance Sheets presented in this report and earnings from these subsidiaries are recorded in Other Income on the Consolidated Statements of Income.

The principal activity of First Citizens Investments, Inc. is to acquire and sell investment securities and collect income from the securities portfolio.  First Citizens Holdings, Inc., a wholly owned subsidiary of First Citizens Investments, Inc., acquires and sells certain investment securities, collects income from its portfolio, and owns First Citizens Properties, Inc., a real estate investment trust.  First Citizens Properties, Inc. is a real estate investment trust organized and existing under the laws of the state of Maryland, the principal activity of which is to invest in participation interests in real estate loans made by the Bank and provide the Bank with an alternative vehicle for raising capital.  First Citizens Holdings, Inc. owns 100% of the outstanding common stock and 60% of the outstanding preferred stock of First Citizens Properties, Inc.  Directors, executive officers and certain employees and affiliates of the Bank own approximately 40% of the preferred stock which is reported as Noncontrolling Interest in Consolidated Subsidiary in the Consolidated Financial Statements of the Company.  Net income attributable to the noncontrolling interest is included in Other Non-Interest Expense on the Consolidated Statements of Income and is not material for any of the periods presented.

The Company has two additional wholly owned subsidiaries, First Citizens (TN) Statutory Trust III and First Citizens (TN) Statutory Trust IV.  The purpose and activities of these trusts are further discussed in Note 13.

All significant inter-company balances and transactions are eliminated in consolidation.  Certain balances have been reclassified to conform to current year presentation.

Nature of Operations

The Company and its subsidiaries provide a wide variety of commercial banking services to individuals and corporate customers in the mid-southern United States with a concentration in West Tennessee.  The Company’s primary products are checking and savings deposits and residential, commercial and consumer lending.

Basis of Accounting

The Consolidated Financial Statements are presented using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the fair value of investment securities, determination of the allowance for losses on loans, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and determination of fair values associated with impairment testing of goodwill.  In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.  Estimates and assumptions used in goodwill impairment testing are made based on prevailing market factors, historical earnings and multiples and other factors.

Cash Equivalents

Cash equivalents include amounts due from banks which do not bear interest and federal funds sold. Generally, federal funds are purchased or sold for one-day periods.

Interest-Bearing Deposits in Other Banks

Interest-bearing deposits in other banks consist of excess balances above the minimum required balance at the Federal Reserve Bank and short-term certificates of deposits (“CDs”) held at other banks.  The CDs at other banks are held in increments of less than $250,000 and, therefore, are covered by FDIC insurance.  Interest income on deposits in banks is reported as Other Interest Income on the Consolidated Statements of Income.

Securities

Investment securities are classified as follows:

  Held-to-maturity, which includes those investment securities which the Company has the intent and the ability to hold until maturity;

  Trading securities, which include those investments that are held for short-term resale; and

  Available-for-sale, which includes all other investment securities.

Held-to-maturity securities are reflected at cost, adjusted for amortization of premiums and accretion of discounts using methods which approximate the interest method.  Available-for-sale securities are carried at fair value, and unrealized gains and losses are recognized as direct increases or decreases to accumulated other comprehensive income except for other-than-temporary impairment losses that are required to be charged against earnings.  The credit portion of other-than-temporary impairment losses is recorded against earnings and is separately stated on the Consolidated Statements of Income.  Trading securities, where applicable, are carried at fair value, and unrealized gains and losses on these securities are included in net income.

Realized gains and losses on sale or call of investment securities transactions are determined based on the specific identification method and are included in net income.

Loans Held-for-Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors.  Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.  Servicing rights are not retained when mortgage loans are sold.  Income from loans held for sale is reported in Mortgage Banking Income, which is included in Non-Interest Income in the Consolidated Financial Statements.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reflected on the Consolidated Balance Sheets at the unpaid principal amount less the allowance for loan losses and unearned interest and fees.  Interest on loans is recorded on an accrual basis unless it meets criteria to be placed on non-accrual status.  The Bank’s policy is to not accrue interest or discount on (i) any asset which is maintained on a cash basis because of deterioration in the financial position of the borrower, (ii) any asset for which payment in full of interest or principal is not expected or (iii) any asset upon which principal or interest has been in default for a period of 90 days or more unless it is both well-secured and in the process of collection. For purposes of applying the 90 days past due test for non-accrual of interest, the date on which an asset reaches non-accrual status is determined by its contractual term.  A debt is deemed well-secured if it is secured by collateral in the form of liens or pledges of real or personal property, including securities that have a realizable value sufficient to discharge the debt (including accrued interest) in full, considered to be proceeding in due course either through legal action, including judgment enforcement procedures or, in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or in its restoration to a current status.  Unpaid interest on loans placed on non-accrual status is reversed from income and further accruals of income are not usually recognized.  Subsequent collections related to impaired loans are usually credited first to principal and then to previously uncollected interest.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings.  Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions.  This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components.  The specific component relates to loans evaluated on an individual basis for impairment.  For each loan evaluated individually that is determined to be impaired, a specific allocation to the allowance is established when the discounted cash flows (or collateral value or observable market price) of the loan is lower than the carrying value of that loan.  The general component of the allowance is determined based on loans evaluated on a pooled basis which consist of non-impaired loans and pools of loans with similar characteristics that are not evaluated individually for impairment.

Loans that meet the criteria for individual impairment analysis are those loans or borrowing relationships with current outstanding principal balance greater than or equal to $250,000 at the measurement date and have an internal rating of “Grade 6” or higher (generally characterized as “Substandard” or worse).  Once identified for individual analysis, then a loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect scheduled payments of principal or interest when due according to contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all circumstances surrounding the loan and the borrower, including the length of delay, reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to principal and interest owed.  Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or fair value of the collateral if the loan is collateral dependent.  The majority of the Company’s impaired loans is secured by real estate and considered collateral-dependent. Therefore, impairment losses are primarily based on the fair value of the underlying collateral (usually real estate).

The general component of the allowance for loan losses is based on historical loss experience adjusted for qualitative factors.  Loans are pooled together based on the type of loans and internal risk ratings.  Risk factors for each pool are developed using historical charge-offs for the past three years.  The risk factors are then adjusted based on current conditions of the loan portfolio and lending environment that may result in future losses differing from historical patterns.  Such factors include, but are not limited to:

  Changes in underlying collateral securing the loans;

  Changes in lending policies and procedures including changes in underwriting, collection, charge-off and recovery practices;

  Changes in economic and business conditions that affect the collectability of the portfolio;

  Changes in the nature and volume of the portfolio;

  Changes in the experience, ability and depth of lending management and other related staff;

  Changes in the volume and severity of past due loans, volume of non-accruals, and/or problem loans;

  Changes in the quality of the Company’s loan review system;

  Existence and effects of any concentration of credit and changes in the level of concentrations; and

  The effects of other external factors such as competition, legal or regulatory requirements.

The risk factors for loans evaluated collectively are also adjusted based on the level of risk associated with the internal risk ratings of the loans.  Loans rated Grade 1 are considered low risk and have the lowest risk factors applied.  Loans rated Grades 2 and 3 have an average level of risk.  Loans rated Grade 4 and 5 have a marginal level of risk slightly higher than Grades 2 and 3.  Loans rated Grade 6 or higher have above average risk and therefore have higher risk factors applied to that portion of the portfolio.

Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed using straight-line and accelerated methods for both financial reporting and income tax purposes.  Expenditures for maintenance and repairs are charged against income as incurred. Cost of major additions and improvements are capitalized and depreciated over the estimated useful life of the addition or improvement.

Other Real Estate Owned

Real estate acquired through foreclosure is separately stated on the Consolidated Balance Sheets as Other Real Estate Owned and recorded at the lower of cost or fair value less cost to sell.  Adjustments made at the date of foreclosure are charged to the allowance for loan losses.  Expenses incurred in connection with ownership, subsequent adjustments to book value, and gains and losses upon disposition are included in other non-interest expenses.  Adjustments to net realizable value subsequent to acquisition are made at least annually if necessary based on appraisal.

Securities Sold under Agreements to Repurchase

Securities sold under agreements to repurchase are accounted for as collateralized financing transactions, represent the purchase of interests in securities by banking customers and are recorded at the amount of cash received in connection with the transaction. Daily repurchase agreements are settled on the following business day and fixed repurchase agreements have various fixed terms. All securities sold under agreements to repurchase are collateralized by certain pledged securities, generally U.S. government and federal agency securities, and are held in safekeeping by the purchasing financial institution. These transactions are not deposits and, therefore, are not covered by FDIC insurance. Securities sold under agreements to repurchase are reported separately on the Company’s Consolidated Balance Sheets and interest expense related to these transactions is reported on the Company’s Consolidated Statements of Income as Other Interest Expense.

Income Taxes

The Company uses the accrual method of accounting for federal and state income tax reporting.   Deferred tax assets or liabilities are computed for significant differences in financial statement and tax bases of assets and liabilities, which result from temporary differences in financial statement and tax accounting. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.  Provision for income taxes is made on a separate income tax return basis for each entity included in the Consolidated Financial Statements.

Interest Income and Fees on Loans

Interest income on commercial and real estate loans is computed on the basis of daily principal balance outstanding using the accrual method.  Interest on installment loans is credited to operations by the level-yield method.  Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well secured and in process of collection.  Loans may be placed on non-accrual status at an earlier date if collection of principal or interest is considered doubtful.  All interest accrued but not received for loans placed on non-accrual status is reversed against interest income.  Interest received on such loans is accounted for on the cash-basis or cost-recovery method until qualifying to return to accrual status.  Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Fees on loans are generally recognized in earnings at the time of origination as they are generally offset by related expenses also incurred at origination.  Certain fees such as commitment fees are deferred and amortized over the life of the loan using the interest method.

Net Income per Share of Common Stock

Net income per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period, after giving retroactive effect to stock dividends and stock splits.

Income from Fiduciary Activities

Income from fiduciary activities is recorded on an accrual basis.

Advertising and Promotions

The Company’s policy is to charge advertising and promotions to expenses as incurred.

Fair Value

Fair value measurements are used to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures.  The Company measures fair value under guidance provided by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”).  ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements.  ASC 820 does not expand the use of fair value in any new circumstances but clarifies the principle that fair value should be based on assumptions that market participants would use when pricing the asset or liability. ASC 820 outlines the following three acceptable valuation techniques may be used to measure fair value:

  Market approach—The market approach uses prices and other relevant information generated by market transactions involving identical or similar assets or liabilities.  This technique includes matrix pricing that is a mathematical technique used principally to value debt securities without relying solely on quoted prices for specific securities but rather by relying on securities’ relationship to other benchmark quoted securities.

  Income approach—The income approach uses valuation techniques to convert future amounts such as earnings or cash flows to a single present discounted amount.  The measurement is based on the value indicated by current market expectations about those future amounts.  Such valuation techniques include present value techniques, option-pricing models (such as the Black-Scholes formula or a binomial model), and multi-period excess earnings method (used to measure fair value of certain intangible assets).

  Cost approach—The cost approach is based on current replacement cost which is the amount that would currently be required to replace the service capacity of an asset.

Valuation techniques are selected as appropriate for the circumstances and for which sufficient data is available.  Valuation techniques are to be consistently applied, but a change in a valuation technique or its application may be made if the change results in a measurement that is equally or more representative of fair value under the circumstances.  Revisions resulting from a change in valuation technique or its application are accounted for as a change in accounting estimate which does not require the change in accounting estimate to be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.

ASC 820 also establishes a hierarchy that prioritizes information used to develop those assumptions.  The level in the hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.  The Company considers an input to be significant if it drives more than 10% of the total fair value of a particular asset or liability.  The hierarchy is as follows:

Level 1 Inputs (Highest ranking):  Unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 Inputs:  Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.  Such inputs may include quoted prices for similar assets or liabilities in active markets, and inputs other than quoted market prices that are observable for the assets and liabilities such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs (Lowest ranking):  Unobservable inputs for determining fair values of assets and liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets and liabilities.

Assets and liabilities may be measured for fair value on a recurring basis (daily, weekly, monthly or quarterly) or on a non-recurring basis in periods subsequent to initial recognition.  Recurring valuations are measured regularly for investment securities and derivatives (if any).  Loans held for sale, OREO and impaired loans are measured at fair value on a non-recurring basis and do not necessarily result in a change in the amount recorded on the Consolidated Balance Sheets.  Generally, these assets have non-recurring valuations that are the result of application of other accounting pronouncements that require the assets be assessed for impairment or at the lower of cost or fair value.  Fair values of loans held for sale are considered Level 2.  Fair values for OREO and impaired loans are considered Level 3.  See Note 20 for more information.

The Company obtains fair value measurements for securities and derivatives (if any) from a third party vendor.  The Company’s cash flow hedge and the majority of the available-for-sale securities are valued using Level 2 inputs.  Collateralized debt obligation securities that are backed by trust preferred securities and account for less than 1% of the available-for-sale securities portfolio are valued using Level 3 inputs.  The fair value measurements reported in Level 2 are primarily matrix pricing that considers observable data (such as dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and terms and conditions of bonds, and other factors).  Fair value measurements for pooled trust-preferred securities are obtained through the use of valuation models that include unobservable inputs which are considered Level 3.  See additional discussion of valuation techniques and inputs in Note 20.

Certain non-financial assets and non-financial liabilities measured at fair value on a recurring basis include reporting units measured at fair value in the first step of a goodwill impairment test. Certain non-financial assets measured at fair value on a non-recurring basis include non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test, as well as intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

The Company utilizes ASC 820, which permits the Company to choose to measure eligible items at fair value at specified election dates.  Unrealized gains and losses on items for which the fair value measurement option has been elected are reported in earnings at each subsequent reporting date. The fair value option (i) may be applied instrument by instrument, with certain exceptions enabling the Company to record identical financial assets and liabilities at fair value or by another measurement basis permitted under GAAP, (ii) is irrevocable (unless a new election date occurs) and (iii) is applied only to entire instruments and not to portions of instruments.

Subsequent Events

The Company has reviewed subsequent events through February 28, 2014.

NOTE 2 – CASH RESERVES AND INTEREST-BEARING DEPOSITS IN OTHER BANKS

The Bank maintains cash reserve balances as required by the Federal Reserve Bank.  Average required balances during both 2013 and 2012 were approximately $500,000.  Amounts above the required minimum balance are reported as Interest-Bearing Deposits in Other Banks on the Consolidated Balance Sheets.  Balances in excess of required reserves held at the Federal Reserve Bank as of December 31, 2013 and 2012 were $19.8 million and $39.7 million, respectively.  Interest-bearing deposits in other banks also include short-term CDs held in increments that are within FDIC insurance limits and totaled $2.1 million as of December 31, 2013 and $2.1 million as of December 31, 2012.

NOTE 3 – INVESTMENT SECURITIES

The following tables reflect amortized cost, unrealized gains, unrealized losses and fair value of available-for-sale investment securities for the dates presented (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2013:
U.S. Treasury securities and obligations of U.S. government agencies and corporations	$326,272	$ 2,927	$(7,496)	$321,703
Obligations of states and political subdivisions	130,813	5,338	(1,400)	134,751
All other	23	48	-	71
Total investment securities	$457,108	$8,313	$(8,896)	$456,525
As of December 31, 2012:
U.S. Treasury securities and obligations of U.S. government agencies and corporations	$339,407	$ 7,265	$ (220)	$346,452
Obligations of states and political subdivisions	108,252	10,935	(44)	119,143
All other	2,085	46	(1,307)	824
Total investment securities	$449,744	$18,246	$(1,571)	$466,419

There were no securities categorized as trading or held-to-maturity as of December 31, 2013 or 2012.  At December 31, 2013 and 2012, investment securities were pledged to secure government, public and trust deposits as follows (in thousands):

	Amortized Cost	Fair Value
2013	$205,374	$205,900
2012	$197,326	$204,467

The following table summarizes contractual maturities of available-for-sale securities as of December 31, 2013 (in thousands):

	Amortized Cost	Fair Value
Amounts maturing in:
One year or less	$ 2,731	$ 2,784
After one year through five years	13,904	14,873
After five years through ten years	60,480	61,811
After ten years*	379,970	376,986
Total debt securities	457,085	456,454
Equity securities	23	71
Total securities	$ 457,108	$ 456,525

_______________

*        Of the $380 million (amortized cost) in this category, $317 million (amortized cost) consisted of mortgage-backed securities (“MBS”) and collateralized mortgage obligations (“CMO”), which are presented based on contractual maturities.  However, the remaining lives of such securities are expected to be much shorter due to anticipated payments.

Sales and realized gains on sales of available-for-sale securities for the years ended December 31, 2013, 2012 and 2011 are presented as follows (in thousands):

	Gross Sales	Gross Gains	Gross Losses	Net Gains
2013	$ 41,861	$ 1,489*	($ 233)	$ 1,256
2012	$ 34,615	$ 680	$ -	$ 680
2011	$ 38,523	$ 943	$ -	$ 943

_________________

*      Gross gains for 2013 also include approximately $12,000 in gains on called debt securities.

The following table presents information on available-for-sale securities with gross unrealized losses at December 31, 2013, aggregated by investment category and the length of time that the individual securities have been in a continuous loss position (in thousands):

	Less Than 12 Months		Over 12 Months		Total
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
U.S. Treasury securities and obligations of U.S. Government agencies and corporations	$(5,464)	$167,616	$(2,032)	$33,863	$(7,496)	$201,479
Obligations of states and political subdivisions	(1,336)	29,953	(64)	561	(1,400)	30,514
Total securities with unrealized losses	$(6,800)	$197,569	$(2,096)	$34,424	$(8,896)	$231,993

In reviewing the investment portfolio for other-than-temporary impairment of individual securities, consideration is given but not limited to (1) the length of time in which fair value has been less than cost and the extent of the unrealized loss, (2) the financial condition of the issuer, and (3) the positive intent and ability of the Company to maintain its investment in the issuer for a time that would provide for any anticipated recovery in the fair value.

As of December 31, 2013, the Company had 140 debt securities with unrealized losses.  The Company did not intend to sell any such securities in an unrealized loss position and it was more likely than not that the Company would not be required to sell the debt securities prior to recovery of costs.  Of the 140 debt securities, 98 are obligations of state and political subdivisions and 42 are U.S. government agency collateralized mortgage obligations (CMOs) or mortgage-backed securities (MBS).  The securities in an unrealized loss position as of December 31, 2013, were evaluated for other-than-temporary impairment.  In analyzing reasons for the unrealized losses, management reviews any applicable industry analysts’ reports and considers various factors including, but not limited to, whether the securities are issued by the federal government or its agencies, and whether downgrades of bond ratings have occurred.  With respect to unrealized losses on municipal and agency securities and the analysis performed relating to the securities, management believes that declines in market value were not other-than-temporary at December 31, 2013.  The unrealized losses on the agency and municipal securities have not been recognized for other-than-temporary impairment.

The Company’s equity securities consist primarily of Fannie Mae and Freddie Mac perpetual preferred stock. No impairment charges were recognized on these securities in 2013, 2012 or 2011.

GAAP includes accounting and reporting standards for derivative financial instruments, including certain derivative instruments embedded in other contracts and for hedging activities. These standards require that derivatives be reported either as assets or liabilities on the Consolidated Balance Sheets and be reflected at fair value. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation.

NOTE 4 – LOANS

Performing and non-performing loans by category were as follows as of December 31, 2013 and 2012 (in thousands):

	Performing	Non- Performing*	Total
December 31, 2013:
Commercial, financial and agricultural	$ 81,089	$ 668	$ 81,757
Real estate – construction	46,313	646	46,959
Real estate – mortgage	406,082	7,153	413,235
Installment loans to individuals	24,743	64	24,807
All other loans	13,478	-	13,478
Total	$ 571,705	$ 8,531	$ 580,236

December 31, 2012:
Commercial, financial and agricultural	$ 72,846	$ 1,168	$ 74,014
Real estate – construction	39,772	726	40,498
Real estate – mortgage	390,709	6,929	397,638
Installment loans to individuals	25,336	92	25,428
All other loans	11,874	-	11,874
Total	$ 540,537	$ 8,915	$ 549,452

_________________

*            Non-Performing loans consist of loans that are on non-accrual status and loans 90 days past due and still accruing interest.

An aging analysis of loans outstanding by category as of December 31, 2013 and 2012 was as follows (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
As of December 31, 2013:
Commercial, financial and agricultural	$ 305	$ 117	$ 596	$ 1,018	$ 80,739	$ 81,757	$ -
Real estate – construction	263	25	53	341	46,618	46,959	53
Real estate – mortgage	3,157	2,116	2,845	8,118	405,117	413,235	88
Installment loans to individuals	99	3	13	115	24,692	24,807	8
All other loans	-	-	-	-	13,478	13,478	-
Total	$ 3,824	$ 2,261	$ 3,507	$ 9,592	$ 570,644	$ 580,236	$ 149

As of December 31, 2012:
Commercial, financial and agricultural	$ 868	$ 283	$ 825	$ 1,976	$ 72,038	$ 74,014	$ 55
Real estate – construction	-	-	104	104	40,394	40,498	53
Real estate – mortgage	1,941	641	2,027	4,609	393,029	397,638	261
Installment loans to individuals	137	51	23	211	25,217	25,428	10
All other loans	-	-	-	-	11,874	11,874	-
Total	$ 2,946	$ 975	$ 2,979	$ 6,900	$ 542,552	$ 549,452	$ 379

Non-accrual loans as of December 31, 2013 and 2012 by category were as follows (in thousands):

	2013	2012
Commercial, financial and agricultural	$ 668	$ 1,113
Real estate – construction	593	673
Real estate – mortgage	7,065	6,668
Installment loans to individuals	56	82
All other loans	-	-
Total	$8,382	$8,536

Credit risk management procedures include assessment of loan quality through use of an internal loan rating system.  Each loan is assigned a rating upon origination and the rating may be revised over the life of the loan as circumstances warrant.  The rating system utilizes eight major classification types based on risk of loss with Grade 1 being the lowest level of risk and Grade 8 being the highest level of risk.  Loans internally rated Grade 1 to Grade 4 are considered “Pass” grade loans with low to average level of risk of credit losses.  Loans rated Grade 5 are considered “Special Mention” and generally have one or more circumstances that require additional monitoring but do not necessarily indicate a higher level of probable credit losses.  Loans rated Grade 6 or higher are loans with circumstances that generally indicate an above average level of risk for credit losses.  Loans by internal risk rating by category as of December 31, 2013 and 2012 were as follows (in thousands):

	Grades 1-4	Grade 5	Grades 6-8	Total
December 31, 2013:
Commercial, financial and agricultural	$ 80,639	$ 267	$ 851	$ 81,757
Real estate – construction	42,486	611	3,862	46,959
Real estate – mortgage	394,749	1,645	16,841	413,235
Installment loans to individuals	24,662	-	145	24,807
All other loans	13,478	-	-	13,478
Total	$556,014	$2,523	$21,699	$580,236

December 31, 2012:
Commercial, financial and agricultural	$ 72,099	$ 265	$ 1,650	$ 74,014
Real estate – construction	37,743	1,354	1,401	40,498
Real estate – mortgage	377,192	2,903	17,543	397,638
Installment loans to individuals	25,271	8	149	25,428
All other loans	11,874	-	-	11,874
Total	$524,179	$4,530	$20,743	$549,452

Information regarding the Company’s impaired loans for the years ended December 31, 2013 and 2012 is as follows (in thousands):

	Recorded Investment	Unpaid Principal Balance	Specific Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2013:
With no specific allocation recorded:
Commercial, financial and agricultural	$ -	$ -	N/A	$ 28	$ -
Real estate – construction	430	430	N/A	592	12
Real estate – mortgage	1,361	1,361	N/A	2,275	8
Installment loans to individuals	15	15	N/A	7	1
All other loans	-	-	N/A	-	-
With allocation recorded:
Commercial, financial and agricultural	$ 500	$ 500	$ 50	$ 757	$ -
Real estate – construction(1)	88	88	90	222	-
Real estate – mortgage(2)	5,105	5,105	847	5,548	-
Installment loans to individuals	-	-	-	30	-
All other loans	-	-	-	-	-
Total:
Commercial, financial and agricultural	$ 500	$ 500	$ 50	$ 785	$ -
Real estate – construction	518	518	90	814	12
Real estate – mortgage	6,466	6,466	847	7,823	8
Installment loans to individuals	15	15	-	37	1
All other loans	-	-	-	-	-

December 31, 2012:
With no specific allocation recorded:
Commercial, financial and agricultural	$ 35	$ 35	N/A	$ 35	$ -
Real estate – construction	458	458	N/A	281	14
Real estate – mortgage	951	951	N/A	778	24
Installment loans to individuals	7	7	N/A	3	-
All other loans	-	-	N/A	-	-
With allocation recorded:
Commercial, financial and agricultural	$ 985	$ 985	$ 283	$ 571	$ 6
Real estate – construction	368	368	295	865	-
Real estate – mortgage	5,905	5,905	874	6,038	13
Installment loans to individuals	-	-	-	159	-
All other loans	-	-	-	-	-
Total:
Commercial, financial and agricultural	$ 1,020	$ 1,020	$ 283	$ 606	$ 6
Real estate – construction	826	826	295	1,146	14
Real estate – mortgage	6,856	6,856	874	6,816	37
Installment loans to individuals	7	7	-	162	-
All other loans	-	-	-	-	-

(1)	Impaired total for this category includes troubled debt restructurings with recorded investment totaling approximately $88,000 and a specific allowance of approximately $90,000.
(2)	Impaired total for this category includes troubled debt restructurings with recorded investment totaling approximately $2.6 million and a specific allowance of approximately $312,000.

Loans that were restructured during the year ended December 31, 2013 consisted of the following (dollars in thousands):

	2013
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled debt restructurings:
Commercial, financial and agricultural	3	$ 174	$ 134
Real estate – construction	6	1,080	923
Real estate – mortgage	15	4,031	3,682
Installment loans to individuals	11	91	71
All other loans	-	-	-
Total	35	$5,376	$4,810

Modification of the terms of the TDRs reported in the above table did not have a material impact on the consolidated financial statements or to the overall risk profile of the loan portfolio.  TDRs modified that re-defaulted in the year ended December 31, 2013 consisted of the following (dollars in thousands):

	Number of Contracts	Recorded Investment

Commercial, financial and agricultural	1	$ 2
Real estate – construction	0	-
Real estate – mortgage	3	98
Installment loans to individuals	0	-
All other loans	0	-
Total	4	$ 100

The allowance for loan losses associated with the TDRs totaled approximately $402,000 and $840,000 as of December 31, 2013 and 2012, respectively.

NOTE 5 – ALLOWANCE FOR LOAN LOSSES

The following table presents the breakdown of the allowance for loan losses by category and the percentage of each category in the loan portfolio to total loans at December 31 for the years indicated (dollars in thousands):

	2013		2012		2011		2010		2009
	Amount	% to Total Loans	Amount	% to Total Loans	Amount	% to Total Loans	Amount	% to Total Loans	Amount	% to Total Loans
Commercial, financial and agricultural	$1,221	14.09%	$1,588	13.47%	$1,469	13.68%	$ 944	12.10%	$ 959	12.14%
Real estate – construction	1,521	8.09%	1,563	7.37%	1,614	7.57%	1,295	8.97%	1,148	11.31%
Real estate – mortgage	4,752	71.22%	4,486	72.37%	4,534	72.76%	5,299	72.17%	5,811	69.30%
Installment loans to individuals	243	4.28%	285	4.63%	381	5.31%	462	5.77%	694	5.80%
All other loans	81	2.32%	33	2.16%	41	0.68%	28	0.99%	172	1.45%
Total	$7,818	100.0%	$7,955	100.0%	$8,039	100.0%	$8,028	100.0%	$8,784	100.0%

An analysis of the allowance for loan losses during the years ended December 31 is as follows (in thousands):

	2013	2012	2011
Balance - beginning of year	$7,955	$8,039	$8,028
Provision for loan losses	775	650	2,425
Loans charged to allowance	(1,211)	(1,560)	(2,675)
Recovery of loans previously charged off	299	826	261
Net charge-offs	(912)	(734)	(2,414)
Balance - end of year	$7,818	$7,955	$8,039

An analysis of the activity in the allowance for loan losses by category for the years ended December 31, 2013 and 2012 is as follows:

	Beginning Balance	Charge-offs	Recoveries	Provision	Ending Balance
Year ended December 31, 2013:
Commercial, financial and agricultural	$1,588	$ (636)	$ 46	$223	$1,221
Real estate – construction	1,563	(38)	142	(146)	1,521
Real estate – mortgage	4,486	(408)	57	617	4,752
Installment loans to individuals	285	(129)	54	33	243
All other loans	33	-	-	48	81
Total	$7,955	$(1,211)	$299	$775	$7,818

Year ended December 31, 2012:
Commercial, financial and agricultural	$1,469	$ (161)	$171	$109	$1,588
Real estate – construction	1,614	(174)	568	(445)	1,563
Real estate – mortgage	4,534	(1,092)	46	998	4,486
Installment loans to individuals	381	(133)	41	(4)	285
All other loans	41	-	-	(8)	33
Total	$8,039	$(1,560)	$826	$650	$7,955

The allowance for loan losses is comprised of allocations for loans evaluated individually and loans evaluated collectively for impairment.  The allocations of the allowance for loan losses for outstanding loans by category evaluated individually and collectively were as follows as of December 31, 2013 and 2012 (in thousands):

	Evaluated	Evaluated
	Individually	Collectively	Total
As of December 31, 2013:
Allowance for loan losses
Commercial, financial and agricultural	$ 50	$1,171	$1,221
Real estate – construction	90	1,431	1,521
Real estate – mortgage	847	3,905	4,752
Installment loans to individuals	-	243	243
All other loans	-	81	81
Total	$987	$6,831	$7,818
Loans
Commercial, financial and agricultural	$500	$ 81,257	$ 81,757
Real estate – construction	518	46,441	46,959
Real estate – mortgage	6,466	406,769	413,235
Installment loans to individuals	15	24,792	24,807
All other loans	-	13,478	13,478
Total	$7,499	$572,737	$580,236
As of December 31, 2012:
Allowance for loan losses
Commercial, financial and agricultural	$ 283	$1,305	$1,588
Real estate – construction	295	1,268	1,563
Real estate – mortgage	874	3,612	4,486
Installment loans to individuals	-	285	285
All other loans	-	33	33
Total	$1,452	$6,503	$7,955
Loans
Commercial, financial and agricultural	$1,020	$ 72,994	$ 74,014
Real estate – construction	826	39,672	40,498
Real estate – mortgage	6,856	390,782	397,638
Installment loans to individuals	7	25,421	25,428
All other loans	-	11,874	11,874
Total	$8,709	$540,743	$549,452

NOTE 6 – SECONDARY MORTGAGE MARKET ACTIVITIES

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors.  Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.  There were no such losses for any of the years ended December 31, 2013, 2012 or 2011.  There have been no material differences between cost and fair market values of loans held-for-sale for any of the periods presented.

Servicing rights are not retained on any mortgage loans held for sale.  Mortgage banking income included in non-interest income was approximately $1.4 million, $1.5 million, and $830,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

NOTE 7 – PREMISES AND EQUIPMENT

Premises and equipment used in the ordinary course of business at December 31 are summarized as follows (dollars in thousands):

	Useful Lives in Years	2013	2012
Land		$ 9,748	$ 9,748
Buildings	5 to 50	32,947	32,446
Furniture and equipment	3 to 20	17,560	16,384
Total premises and equipment		60,255	58,578
Less: accumulated depreciation		26,103	24,262
Net premises and equipment		$34,152	$34,316

The Bank has begun construction of a full service financial center in Jackson, Tennessee which is expected to be completed in 2014.  Total project costs are estimated at $2.1 million.  No interest has been capitalized in any periods presented and is not expected to be in 2014.

NOTE 8 – GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is not amortized but tested at least annually for impairment.  No impairment charges were recorded for any periods presented in the Consolidated Financial Statements.  There was no activity in goodwill during the years ended December 31, 2012 or 2013.  Goodwill totaling $1.8 million was recorded in 2012 in relation to a branch acquisition.  Refer to Note 22 for additional information.  Total goodwill as of December 31, 2013 was $13.7 million or 1.16% of total assets and 12.12% of total capital.

Other identifiable intangibles consisted of core deposit intangibles being amortized over a ten-year period as of December 31 as follows (in thousands):

	2013	2012
Core deposit intangible	$426	$1,271
Accumulated amortization	(42)	(845)
Net core deposit intangible	$ 384	$ 426

In 2012, core deposit intangible from the Munford Union Bank acquisition was fully amortized and thus is not included in the 2013 balances.  Amortization expense was approximately $42,000 in 2013 and $35,000 and $84,500 per year for 2012 and 2011, respectively.  Amortization expense is expected to be approximately $42,000 per year for each of the next five years.  See also Note 22.

NOTE 9 – OTHER REAL ESTATE OWNED

The carrying value of other real estate owned on the Consolidated Balance Sheets was $6.8 million as of December 31, 2013 compared to $8.6 million as of December 31, 2012.  The value of OREO is based on the lower of cost or fair value less cost to sell.   Fair value is based on independent appraisals for significant properties and may be adjusted by management as discussed in Note 20.

NOTE 10 – BANK-OWNED LIFE INSURANCE AND IMPUTED INCOME TAX REIMBURSEMENT AGREEMENTS

The Bank has a significant investment in bank-owned life insurance policies (“BOLI”) and provides endorsement split dollar life insurance to certain employees in the position of Vice President and higher after one year of service.  The cash surrender values of BOLI were $22.5 million and $22.0 million as of December 31, 2013 and 2012, respectively.  BOLI are initially recorded at the amount of premiums paid and are adjusted to current cash surrender values.  Changes in cash surrender values are recorded in other non-interest income and are based on premiums paid less expenses plus accreted interest income.  Earnings on BOLI resulted in non-interest income of approximately $632,000, $606,000, and $736,000, for the years ended December 31, 2013, 2012 and 2011, respectively.

Post-retirement death benefits for endorsement split dollar life insurance plans are accounted for in accordance with FASB ASC Subtopic 715-60, “Compensation – Retirement Benefits – Defined Benefit Plans – Postretirement.”  Expense for accrual of such benefits is reflected in Salaries and Employee Benefits on the Consolidated Statements of Income and was approximately $143,000, $169,000, and $61,000, for the years ended December 31, 2013, 2012 and 2011, respectively.  The accrued liability for post-retirement death benefits is included in Other Liabilities on the Consolidated Balance Sheet and totaled $2.6 million and $2.5 million as of December 31, 2013 and 2012, respectively.

Because endorsement split dollar life insurance plans create imputed income to each applicable participant without generating cash to pay the tax expense associated with imputed income, the Bank entered into Imputed Income Tax Reimbursement Agreements with certain officers. The Imputed Income Tax Reimbursement Agreements provide for annual cash payments to the participants until death for the previous tax year in amounts equal to a portion of federal income taxes attributable to (i) the income imputed to the applicable participant on the benefit under the Amended and Restated Split Dollar Agreement and (ii) the additional cash payments under the Imputed Income Tax Reimbursement Agreement. Each participant was 100% vested in benefits provided under Imputed Income Tax Reimbursement Agreements as of January 1, 2008. Service costs are based on the net present value of the sum of payments in accordance with each participant’s agreement. Interest accrues monthly at a rate of 7.0%.

Net other post-retirement benefits expense for Imputed Income Tax Reimbursement Agreements was as follows for the years ended December 31 (in thousands):

	2013	2012
Service cost	$ -	$ -
Interest cost	27	26
Net other post-retirement benefits expense	$27	$26

The accumulated post-retirement defined benefit obligation for Imputed Income Tax Reimbursement Agreements was as follows for the years ended December 31 (in thousands):

Accumulated other post-retirement benefit obligation:	2013	2012
Beginning balance	$410	$403
Service cost	-	-
Interest cost	27	26
Benefit payments	(19)	(19)
Ending balance	$418	$410

The accumulated post-retirement benefit obligation was included in Other Liabilities as of December 31, 2013 and 2012 and was equal to the funded status of the plan as of each applicable year-end, as there were no related assets recognized on the Consolidated Balance Sheet for the Imputed Income Tax Reimbursement Agreements.

NOTE 11 – DEPOSITS

Included in deposits shown at December 31 were the following time and savings deposits in denominations of $100,000 to $250,000 and greater than $250,000 (in thousands):

	2013	2012
Time deposits
$100,000 or greater but less than $250,000	$96,465	$105,191
Greater than $250,000	101,734	100,843
Savings deposits
$100,000 or greater but less than $250,000	$ 114,570	$ 97,611
Greater than $250,000	254,535	240,803

NOW accounts, included in savings deposits on the Consolidated Balance Sheets, totaled $72.5 million as of December 31, 2013 and $85.5 million as of December 31, 2012.  Demand deposit balances reclassified as loans consisted of overdrafts totaling approximately $520,000 and $434,000 as of December 31, 2013 and 2012, respectively.

Time deposits were maturing as follows at December 31, 2013 (in thousands):

On or before December 31, 2014	$275,884
On or during year ended December 31, 2015	31,285
On or during year ended December 31, 2016	11,838
On or during year ended December 31, 2017	14,801
During or after year ended December 31, 2018	3,982
$337,790

NOTE 12 – FEDERAL FUNDS PURCHASED AND OTHER SHORT-TERM BORROWINGS

The Bank has various sources of short-term borrowings, which consist primarily of cash management advances from the FHLB and federal funds purchased from correspondent banks.  Short-term borrowings are used to manage seasonal fluctuations in liquidity.

Cash management advances from FHLB are secured by one-to-four family first mortgages under the blanket collateral pledge agreement that also collateralizes long-term advances from FHLB and have maturities of 90 days or less.  See Note 13 for more information about maximum borrowing capacity with FHLB.  There were no short-term borrowings outstanding against this line as of December 31, 2013 or 2012.

The Bank has federal fund lines of credit available with four correspondent banks totaling $54.5 million as of December 31, 2013.  There were no federal funds purchased as of December 31, 2013 or 2012.

The following tabular analysis presents short-term borrowing year-end balance, maximum month-end balance, annual average and weighted average interest rates for the years ended December 31, 2013, 2012 and 2011 (dollars in thousands):

	2013	2012	2011
Amount outstanding at end of year	$ -	$ -	$ -
Weighted average interest rate at end of year	–%	–%	–%
Maximum outstanding at any month end	$ -	$5,000	$5,000
Average outstanding during year	$11	$1,230	$1,666
Weighted average interest rate during year	–%	–%	–%

NOTE 13 – OTHER BORROWINGS

In March 2005, the Company formed a wholly owned subsidiary -- First Citizens (TN) Statutory Trust III.  The trust was created as a Delaware statutory trust for the sole purpose of issuing and selling trust preferred securities and using proceeds from the sale to acquire long-term subordinated debentures issued by the Company.  The debentures are the sole assets of the trust.  The Company owns 100% of the common stock of the trust.

On March 17, 2005, the Company, through First Citizens (TN) Statutory Trust III, sold 5,000 of its floating rate trust preferred securities at a liquidation amount of $1,000 per security for an aggregate amount of $5.0 million.  For the period beginning on (and including) the date of original issuance and ending on (but excluding) June 17, 2005, the rate per annum was 4.84%.  For each successive period beginning on (and including) June 17, 2005, and each succeeding interest payment date, interest accrues at a rate per annum equal to the three-month LIBOR plus 1.80%.  Interest payment dates are March 17, June 17, September 17, and December 17 during the 30-year term.  The entire $5.0 million in proceeds was used to reduce other debt at the Company.  The Company’s obligation under the debentures and related documents constitute a full and unconditional guarantee by the Company of the trust issuer’s obligations under the trust preferred securities.

In March 2007, the Company formed a wholly owned subsidiary -- First Citizens (TN) Statutory Trust IV.  The trust was created as a Delaware statutory trust for the sole purpose of issuing and selling trust preferred securities and using proceeds from the sale to acquire long-term subordinated debentures issued by the Company.  The debentures are the sole assets of the trust.  The Company owns 100% of the common stock of the trust.

In March 2007, the Company, through First Citizens (TN) Statutory Trust IV, sold 5,000 of its floating rate trust preferred securities at a liquidation amount of $1,000 per security for an aggregate amount of $5.0 million.  For the period beginning on (and including) the date of original issuance and ending on (but excluding) June 15, 2007, the rate per annum was 7.10%.  For each successive period beginning on (and including) June 15, 2007, and each succeeding interest payment date, interest accrues at a rate per annum equal to the three-month LIBOR plus 1.75%.  Interest payment dates are March 15, June 15, September 15, and December 15 during the 30-year term.  The purpose of proceeds was to refinance the debt issued through First Citizens (TN) Statutory Trust II at a lower spread to LIBOR and results in savings of approximately $92,500 annually.  First Citizens (TN) Statutory Trust II was dissolved as a result of this transaction.  The Company’s obligation under the debentures and related documents constitute a full and unconditional guarantee by the Company of the trust issuer’s obligations under the trust preferred securities.

Although for accounting presentation the trust preferred securities are presented as debt, the outstanding balance qualifies as Tier I capital subject to the limitation that the amount of the securities included in Tier I Capital cannot exceed 25% of total Tier I capital.

The Company is dependent on the profitability of its subsidiaries and their ability to pay dividends in order to service its long-term debt.

The Bank had secured advances from the FHLB totaling $40.9 million as of December 31, 2013 and $38.4 million as of December 31, 2012.  FHLB borrowings are comprised primarily of advances with principal due at call date or maturity date with fixed interest rates ranging from 0.54% to 7.05%.  Some of these FHLB borrowings have quarterly call features and maturities ranging from 2014 to 2023.  Advances totaling $14 million require repayment if the call feature is exercised.  Under the existing and forecasted rate environments, borrowings with call features in place are not likely to be called in the next 12 months.  Obligations are secured by loans totaling $392 million consisting of the Bank’s entire portfolio of fully disbursed, one-to-four family residential mortgages, commercial mortgages, farm mortgages, second mortgages and multi-family residential mortgages.  The Bank had additional borrowing capacity with the FHLB of $100.5 million as of December 31, 2013.

Annual average volume, rates and maturities of other borrowings for the years ended December 31, 2013 and 2012 were as follows (dollars in thousands):

	Average	Average	Average
	Volume	Interest Rate	Maturity
2013
First Citizens Bancshares, Inc.	$10,310	2.08%	22 years
First Citizens National Bank	46,096	1.93%	4 years
2012
First Citizens Bancshares, Inc.	$10,310	2.29%	23 years
First Citizens National Bank	39,972	2.23%	4 years

Maturities of principal of other borrowings for the following five years were as follows as of December 31, 2013 (in thousands):

2014	$4,805
2015	4,287
2016	8,970
2017	8,695
2018	8,453
Thereafter	15,957
$51,167

NOTE 14 – INCOME TAXES

Provision for income taxes was comprised of the following for the years ended December 31 (in thousands):

	2013	2012	2011
Income tax expense (benefit):
Current	$4,651	$4,108	$3,426
Deferred	(637)	(102)	(10)
State income tax expense (benefit of operating loss carryforwards)	313	251	84
Change in valuation allowance	(313)	(251)	(84)
	$4,014	$4,006	$3,416

Effective tax rates for the years ended December 31, 2013, 2012 and 2011 differed from federal statutory rate of 34% applied to income before income taxes as a result of the following (in thousands):

	2013	2012	2011
Tax expenses at statutory rate	$6,060	$5,957	$5,195
(Decrease) increase resulting from:
Tax exempt interest income	(1,638)	(1,582)	(1,598)
Net earnings on bank-owned life insurance	(148)	(132)	(207)
ESOP dividend	(314)	(296)	(109)
Other items	54	59	135
	$4,014	$4,006	$3,416

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.  Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefit of these deductible differences.  However, the amount of deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.   Deferred tax assets and liabilities were comprised of the following as of December 31 for the years indicated (in thousands):

	2013	2012	2011
Deferred tax assets:
Allowance for loan losses	$ 2,659	$ 2,706	$ 2,734
Impairment loss on equity securities	618	618	618
Impairment loss on debt securities	-	436	436
Net unrealized losses on available-for-sale debt securities	224	-	-
Deferred loan fees	136	91	83
State income tax benefit for net operating loss carryforwards	911	1,224	1,475
Imputed income tax reimbursement plan	142	139	137
Unrealized loss on other real estate owned	999	1,050	843
Other	146	203	59
Total deferred tax assets	5,835	6,467	6,385
Deferred tax liabilities:
Depreciation	(2,692)	(2,473)	(2,386)
FHLB stock dividends	(742)	(742)	(742)
Net unrealized gains on available-for-sale debt securities	-	(6,385)	(5,461)
Prepaid expenses	(152)	(117)	(126)
Other	(132)	(252)	(252)
Total deferred tax liabilities	(3,718)	(9,969)	(8,967)
Valuation allowance for state income tax benefit	(911)	(1,224)	(1,475)
Net deferred tax assets (liabilities)	$ 1,206	$(4,726)	$(4,057)

As of December 31, 2013, the Company had a net operating loss carryforward for state tax purposes of $8.2 million expiring in 2022, $3.4 million expiring in 2023 and $2.3 million expiring in 2025.  As of December 31, 2012 and 2011, the Company had no unrecognized tax benefits.  The Company’s policy is to recognize penalties and interest on unrecognized tax benefits in Provision for Income Tax Expense in the Consolidated Statements of Income.  There were no amounts related to interest and penalties recognized for each of the years ended December 31, 2013, 2012 and 2011.  The tax years subject to examination by federal and state taxing authorities are the years ended December 31, 2013, 2012, 2011 and 2010.

NOTE 15 – REGULATORY MATTERS

The Company is subject to various regulatory capital requirements administered by federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company and the Consolidated Financial Statements.  The regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices.  The Bank’s capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier I capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier I and total risk-based capital (as defined) to risk-weighted assets (as defined).  To be considered adequately capitalized (as defined) under the regulatory framework for prompt corrective action, the Bank must maintain minimum Tier I leverage, Tier I risk-based and total risk-based ratios as set forth in the table.  The Bank’s actual capital amounts and ratios are presented in the table below.

As of December 31, 2013, the most recent notification from the Bank’s primary regulatory authorities categorized the Bank and the Company as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below.  There are no conditions or events since notification that management believes have changed the institution’s category.

The Company’s and the Bank’s actual and minimum capital amounts and ratios are presented in the following table (dollars in thousands):

December 31, 2013:	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk weighted assets:
First Citizens Bancshares, Inc.	$117,027	17.6%	$53,255	8.0%	N/A	10.0%
First Citizens National Bank	115,990	17.4%	53,206	8.0%	$66,508	10.0%
Tier I capital to risk weighted assets:
First Citizens Bancshares, Inc.	$109,187	16.4%	26,615	4.0%	N/A	6.0%
First Citizens National Bank	108,150	16.3%	26,605	4.0%	39,908	6.0%
Tier I capital to average assets:
First Citizens Bancshares, Inc.	$109,187	9.4%	46,463	4.0%	N/A	5.0%
First Citizens National Bank	108,150	9.3%	46,416	4.0%	58,080	5.0%
December 31, 2012:
Total capital to risk weighted assets:
First Citizens Bancshares, Inc.	$107,930	17.1%	$50,435	8.0%	N/A	10.0%
First Citizens National Bank	107,153	17.0%	50,484	8.0%	$63,105	10.0%
Tier I capital to risk weighted assets:
First Citizens Bancshares, Inc.	$100,026	15.9%	25,227	4.0%	N/A	6.0%
First Citizens National Bank	99,242	15.7%	25,252	4.0%	37,879	6.0%
Tier I capital to average assets:
First Citizens Bancshares, Inc.	$100,026	9.2%	43,632	4.0%	N/A	5.0%
First Citizens National Bank	99,242	9.1%	43,623	4.0%	54,529	5.0%

NOTE 16 – CAPITAL

The Company is subject to capital adequacy requirements imposed by the Federal Reserve.  In addition, the Bank is restricted by the Office of the Comptroller of the Currency from paying dividends in an amount in excess of the net earnings of the current year plus retained profits of the preceding two years.  As of December 31, 2013, $24.8 million of retained earnings were available for future dividends from the Bank to the Company.

Accumulated Other Comprehensive Income (Loss) as of December 31, 2013 and 2012 was as follows (in thousands):

	2013	2012
Unrealized gains (losses) on available-for-sale securities without other-than-temporary impairment, net of tax	$(361)	$10,542
Unrealized losses on available-for-sale securities with other-than-temporary impairment, net of tax	-	(251)
Total accumulated other comprehensive income (loss)	$(361)	$10,291

NOTE 17 – RELATED PARTY TRANSACTIONS

The Company has loans and deposits with certain executive officers, directors and their affiliates.  The Company also enters into contracts with certain related parties from time to time such as for construction of a branch.  All related party transactions are entered into under substantially the same terms as unrelated third-party transactions.  All material contracts are awarded based on competitive bids.

In 2013, the Bank contracted with a related party for the construction of a new full service branch facility in Jackson, Tennessee.  The contract is for $1.6 million and was awarded on a competitive bid basis.  Contract payments paid in the year ended December 31, 2013 totaled approximately $60,000.

Activity in loans to executive officers, directors and their affiliates was as follows for the years ended December 31, 2013 and 2012 (in thousands):

	2013	2012
Balance at beginning of period	$5,689	$6,489
New loans	4,664	4,381
Repayments	(3,461)	(5,181)
Balance at end of period	$6,892	$5,689

There were no charged-off, restructured or non-current loans to related parties for any of the periods presented.  Loans to related parties are made on substantially the same terms as third-party transactions.

Indebtedness shown represents amounts owed by directors and executive officers of the Company and the Bank and by entities in which such persons are general partners or have at least 10% or greater interest and trust and estates in which they have a substantial beneficial interest.  All loans have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and do not involve other than normal risks of collectability.

The Bank routinely enters into deposit relationships with its directors, officers and employees in the normal course of business.  These deposits bear the same terms and conditions as those prevailing at the time for comparable transactions with unrelated parties.  Balances of executive officers and directors on deposit as of December 31, 2013 and 2012 were $19.3 million and $21.0 million, respectively.

NOTE 18 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk not recognized in the statement of financial position.

The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The same policies are utilized in making commitments and conditional obligations as are used for creating on-balance sheet instruments. Ordinarily, collateral or other security is not required to support financial instruments with off-balance sheet risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent future cash requirements. Each customer's credit-worthiness is evaluated on a case-by-case basis, including the collateral required, if deemed necessary by the Bank upon extension of credit, and is based on management's credit evaluation of the counter party.  At December 31, 2013 and 2012, the Bank had outstanding loan commitments of $87.7 million and $89.1 million, respectively.  As of year-end 2013, variable rate commitments were $56.5 million and fixed rate commitments were $31.2 million.  As of year-end 2012, variable rate commitments were $56.6 million and fixed rate commitments were $32.5 million. Of these commitments, none had an original maturity in excess of one year.

Standby letters of credit and financial guarantees are conditional commitments issued by the Bank to guarantee performance of a customer to a third party. Those guarantees are issued primarily to support public and private borrowing arrangements, and the credit risk involved is essentially the same as that involved in extending loans to customers. The Bank requires collateral to secure these commitments when deemed necessary. At December 31, 2013 and 2012, outstanding standby letters of credit totaled $4.3 million and $3.8 million, respectively.

In the normal course of business, the Bank extends loans, which are subsequently sold to other lenders, including agencies of the U.S. government.  Certain of these loans are conveyed with recourse creating off-balance sheet risk with regard to the collectibility of the loan.  At December 31, 2013 and 2012, the Bank had no loans sold with recourse.

NOTE 19 – SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

The Bank grants agribusiness, commercial, residential and personal loans to customers throughout a wide area of the mid-southern United States.  A large majority of the Bank's loans, however, are concentrated in the immediate vicinity of the Bank, primarily in West Tennessee.  Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their obligations is dependent upon the agribusiness and industrial economic sectors of that geographic area.

NOTE 20 – FAIR VALUE MEASUREMENTS

Recurring Basis

The following are descriptions of valuation methodologies used for assets and liabilities measured at fair value on a recurring basis.

Available-for-Sale Securities

Fair values for available-for-sale securities are obtained from a third party vendor and are valued using Level 2 inputs, except for TRUP CDOs which are accounted for using Level 3 inputs.  TRUP CDOs accounted for less than 1% of the portfolio at December 31, 2012 and were sold during 2013.

The markets for TRUP CDOs and other similar securities were not active at December 31, 2012.  The inactivity was evidenced first by a significant widening of the bid-ask spread in the brokered markets in which these securities trade and then by a significant decrease in the volume of trades relative to historical levels.  The new issue market has also been relatively inactive.

The market values for TRUP CDOs and other securities except for those issued or guaranteed by the U.S. Treasury have been very depressed relative to historical levels.  For example, the yield spreads for the broad market of investment grade and high yield corporate bonds reached all-time levels versus Treasuries at the end of November 2008 and remained close to those levels at December 31, 2012.  Therefore, during 2012, a low market price for a particular bond may only have provided evidence of stress in credit markets in general rather than being an indicator of credit problems with a particular issuer.

Given market conditions for TRUP CDOs at December 31, 2012 and the relative inactivity in the secondary and new issue markets, the Company determined:

  Few observable transactions existed and market quotations that were available were not reliable for purposes of determining fair value as of December 31, 2012;

  An income valuation approach (present value technique) that maximized the use of relevant observable inputs and minimized the use of unobservable inputs was equally or more representative of fair value than the market approach valuation technique used at prior measurement dates; and

  The Company’s TRUP CDOs should be classified within Level 3 of the fair value hierarchy because significant adjustments were required to determine fair value at the measurement date.

The third party’s methodology and the approach to determining fair value as of December 31, 2012 involved these steps:

  The credit quality of the collateral was calibrated by assigning default probabilities to each issuer;

  Asset defaults were generated taking into account both the probability of default of the asset and an assumed level of correlation among the assets;

  A 50% level of correlation was assumed among assets from the same industry (e.g., banks with other banks) while a lower (30%) correlation level is assumed among those from different industries;

  The loss given default was assumed to be 100% (i.e., no recovery);

  The cash flows were forecast for the underlying collateral and applied to each TRUP CDO tranche to determine the resulting distribution among the securities;

  The calculations were modeled in 10,000 scenarios using a Monte Carlo engine;

  The expected cash flows for each scenario were discounted using a discount rate that the third party calculates for each bond that represents an estimate of the yield that would be required in today’s market for a bond with a similar credit profile as the bond in question; and

  The prices were aggregated and the average price was used for valuation purposes.

The Company recalculated the overall effective discount rates for these valuations.  The overall discount rates ranged from 3.25% to 39.54% and were highly dependent upon the credit quality of the collateral, the relative position of the tranche in the capital structure of the TRUP CDO and the prepayment assumptions.

Assets and liabilities as of December 31, 2013 and 2012 measured at estimated fair value on a recurring basis were as follows (in thousands):

	Level 1	Level 2	Level 3	Total Fair
	Inputs	Inputs	Inputs	Value
December 31, 2013:
Financial assets:
Securities available-for-sale	$ -	$456,525	$ -	$456,525
December 31, 2012:
Financial assets:
Securities available-for-sale	$ -	$465,664	$755	$466,419

The following table presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2013 and 2012 (in thousands):

	2013	2012
Available-for-sale securities
Beginning balance	$ 755	$553
Total unrealized gains (losses) included in:
Net income	712	-
Other comprehensive income	-	207
Purchases, sales, issuances and settlements, net	(1,467)	(5)
Transfers in and (out) of Level 3	-	-
Ending balance	$ -	$755

Non-Recurring Basis

Certain assets are measured at fair value on a non-recurring basis as described below.

Impaired Loans

Impaired loans are evaluated and valued at the time the loan is identified as impaired at the lower of cost or fair value.  Fair value is measured based on the value of the collateral securing these loans.  Collateral may be real estate and/or business assets including equipment, inventory and/or accounts receivable.  Independent appraisals for collateral are obtained and may be discounted by management based on historical experience, changes in market conditions from the time of valuation and/or management’s knowledge of the borrower and the borrower’s business.  As such discounts may be significant, these inputs are considered Level 3 in the hierarchy for determining fair value.  Values of impaired loans are reviewed on at least a quarterly basis to determine if specific allocations in the reserve for loan losses are adequate.

Loans Held-for-Sale

Loans held-for-sale are recorded at the lower of cost or fair value.  Fair value of loans held-for-sale are based upon binding contracts and quotes from third party investors that qualify as Level 2 inputs for determining fair value.  Loans held for sale did not have an impairment charge in 2013 or 2012.

Other Real Estate Owned

OREO is recorded at the lower of cost or fair value.  Fair value is measured based on independent appraisals and may be discounted by management based on historical experience and knowledge and changes in market conditions from time of valuation.  As such discounts may be significant, these inputs are considered Level 3 in the hierarchy for determining fair value.  Values of OREO are reviewed at least annually or more often if circumstances require more frequent evaluations.

Assets as of December 31, 2013 and 2012 measured at estimated fair value on a non-recurring basis were as follows:

	Level 1	Level 2	Level 3	Total Fair
	Inputs	Inputs	Inputs	Value
December 31, 2013:
Assets:
Impaired loans	$ -	$ -	$7,499	$7,499
Loans held-for-sale	-	3,098	-	3,098
Other real estate owned	-	-	6,826	6,826
December 31, 2012:
Assets:
Impaired loans	$ -	$ -	$8,709	$8,709
Loans held-for-sale	-	4,678	-	4,678
Other real estate owned	-	-	8,580	8,580

Fair Value Estimates

ASC 820 requires disclosure of the estimated fair value of financial instruments for interim and annual periods.  The following assumptions were made and methods applied to estimate the fair value of each class of financial instruments not measured at fair value on the Consolidated Balance Sheets:

Cash and Cash Equivalents

For instruments that qualify as cash equivalents, as described in Note 1, the carrying amount is assumed to be fair value.

Interest-Bearing Deposits in Other Banks

Interest-bearing deposits in other banks consist of excess balances held at the Federal Reserve Bank and short term CDs and the carrying amount is assumed to be fair value.

Loans

Fair value of variable-rate loans with no significant change in credit risk subsequent to loan origination is based on carrying amounts.  For other loans, such as fixed rate loans, fair values are estimated utilizing discounted cash flow analyses, applying interest rates currently offered for new loans with similar terms to borrowers of similar credit quality.  Fair values of loans that have experienced significant changes in credit risk have been adjusted to reflect such changes.

Accrued Interest Receivable

The fair values of accrued interest receivable and other assets are assumed to be the carrying value.

Federal Home Loan Bank and Federal Reserve Bank Stock

Carrying amounts of capital stock of the FHLB of Cincinnati and Federal Reserve Bank of St. Louis approximate fair value.

Bank-Owned Life Insurance

Carrying amount of bank-owned life insurance is the cash surrender value as of the end of the periods presented and approximates fair value.

Deposit Liabilities

Demand Deposits

The fair values of deposits which are payable on demand, such as interest bearing and non-interest bearing checking accounts, passbook savings, and certain money market accounts are equal to the carrying amount of the deposits.

Variable-Rate Deposits

The fair value of variable-rate money market accounts and CDs approximate their carrying value at the balance sheet date.

Fixed-Rate Deposits

For fixed-rate CDs, fair values are estimated utilizing discounted cash flow analyses, which apply interest rates currently being offered on CDs to a schedule of aggregated monthly maturities on time deposits.

Other Borrowings

For securities sold under repurchase agreements payable upon demand, the carrying amount is a reasonable estimate of fair value.  For securities sold under repurchase agreements for a fixed term, fair values are estimated using the same methodology as fixed rate time deposits discussed above.  The fair value of the advances from the FHLB and other long-term borrowings are estimated by discounting the future cash outflows using the current market rates.

Other Liabilities

Fair value of other liabilities is assumed to be the carrying values.

The carrying amount and fair value of assets and liabilities as of December 31, 2013 and 2012 were as follows (in thousands):

	Carrying	Level 1	Level 2	Level 3	Fair
	Amount	Inputs	Inputs	Inputs	Value
As of December 31, 2013:
Financial assets:
Cash and cash equivalents	$ 25,249	$25,249	$ -	$ -	$ 25,249
Interest-bearing deposits in other banks	21,865	21,865	-	-	21,865
Investment securities	456,525	-	456,525	-	456,525
Loans, net of allowance	572,418	-	570,862	7,499	578,361
Loans held-for-sale	3,098	-	3,098	-	3,098
Accrued interest receivable	5,011	-	5,011	-	5,011
Federal Reserve Bank and Federal Home Loan Bank Stock	5,684	-	5,684	-	5,684
Other real estate owned	6,826	-	-	6,826	6,826
Bank owned life insurance	22,466	-	22,466	-	22,466
Financial liabilities:				-
Deposits	968,530	-	969,520	-	969,520
Short-term borrowings	36,808	-	36,808	-	36,808
Other borrowings	51,167	-	49,638	-	49,638
Other liabilities	5,361	-	5,361	-	5,361
Off-balance sheet arrangements				-
Commitments to extend credit	87,698	-	87,698	-	87,698
Standby letters of credit	4,266	-	4,266	-	4,266

As of December 31, 2012:
Financial assets
Cash and cash equivalents	$ 28,199	$28,199	$ -	$ -	$ 28,199
Interest bearing deposits in other banks	41,849	41,849	-	-	41,849
Investment securities	466,419	-	465,664	755	466,419
Loans, net of allowance	541,497	-	547,110	8,709	555,819
Loans held for sale	4,678	-	4,678	-	4,678
Accrued interest receivable	5,021	-	5,021	-	5,021
Federal Reserve Bank and Federal Home Loan Bank Stock	5,684	-	5,684	-	5,684
Other real estate owned	8,580	-	-	8,580	8,580
Bank owned life insurance	21,958	-	21,958	-	21,958
Financial liabilities				-
Deposits	964,839	-	966,396	-	966,396
Short-term borrowings	38,844	-	38,844	-	38,844
Other borrowings	48,719	-	50,211	-	50,211
Other liabilities	11,783	-	11,783	-	11,783
Off-balance sheet arrangements				-
Commitments to extend credit	89,144	-	89,144	-	89,144
Standby letters of credit	3,844	-	3,844	-	3,844

NOTE 21 – EMPLOYEE STOCK OWNERSHIP AND 401(k) PLANS

The Bank maintains the First Citizens National Bank of Dyersburg Employee Stock Ownership Plan (the “ESOP”) and the First Citizens National Bank 401(k) Plan (the “401(k) Plan”) as employee benefits. The plans provide for a contribution annually not to exceed 25% of the total compensation of all participants and afford eligibility for participation to all full-time employees who have completed at least one year of service and are age 21 or older.

The Company annually contributes amounts equal to 3% of total eligible compensation to the 401(k) Plan and a discretionary percentage of total eligible compensation to the ESOP.  The annual discretionary percentage of total eligible compensation was 7% for 2013 and 2012.  Total eligible compensation for both plans consists of total compensation subject to income tax.  Total eligible compensation includes any salary deferrals made through the 401(k) Plan and Section 125 Cafeteria Plan and is subject to maximum limits set annually by the IRS.  Each participant may also elect to defer up to 75% of his or her pay into the 401(k) Plan, subject to dollar limitations imposed by law.

Employer cash contributions to the 401(k) Plan totaled approximately $402,000 in 2013, $382,000 in 2012, and $365,000 in 2011.  Employer cash contributions to the ESOP totaled approximately $966,000 in 2013, $895,000 in 2012, and $735,000 in 2011. Cash contributions to the 401(k) Plan and ESOP are reported in Salaries and Employee Benefits in Non-Interest Expenses on the Consolidated Statements of Income.

The ESOP is a non-leveraged plan and all shares of Company common stock owned by the ESOP were allocated to participants as of December 31, 2012 and 2013.  Cash dividends paid by the Company on common stock held by the ESOP are charged to retained earnings.  All shares owned by the ESOP are considered outstanding for earnings per share computations.  In the event a terminated or retired ESOP participant desires to sell his or her shares of Company common stock, or if certain employees elect to diversify their account balances, the Company may be required to purchase the shares from the participant at their fair market value.  The ESOP owned 703,393 shares of Company common stock with an estimated fair value of $30.0 million as of December 31, 2013 and 716,786 shares of Company common stock with an estimated fair value of $28.0 million as of December 31, 2012.

NOTE 22 – BRANCH ACQUISITION

On December 7, 2012, the Bank acquired one branch located at 9045 Carothers Parkway in Franklin, Tennessee from Community First Bank & Trust.  Through the acquisition, the Bank assumed $55 million in deposit liabilities and purchased $5 million in real and personal property and $20 million in loans.  Goodwill totaling $1.8 million and a core deposit intangible of approximately $426,000 was recorded in relation to the deposit premium paid and fair value adjustments recorded at the time of acquisition.  The core deposit intangible will be amortized over a ten-year period and goodwill will continue to be evaluated for impairment annually as noted in Note 8 above.

NOTE 23 – QUARTERLY SELECTED FINANCIAL DATA (UNAUDITED)

The following table presents quarterly selected financial data (unaudited) for 2013 and 2012 (in thousands, except per share data):

	Interest	Net Interest	Net	EPS	EPS
	Income	Income	Income	Basic	Diluted
2013
First Quarter	$11,003	$9,427	$ 3,588	$0.99	$0.99
Second Quarter	11,031	9,446	3,175	0.89	0.89
Third Quarter	11,123	9,576	3,434	0.95	0.95
Fourth Quarter	10,965	9,459	3,611	1.00	1.00
Total	$44,122	$37,908	$13,808	$3.83	$3.83

2012
First Quarter	$11,027	$ 8,974	$3,516	$0.97	$0.97
Second Quarter	11,071	9,145	3,324	0.93	0.93
Third Quarter	11,148	9,410	3,441	0.95	0.95
Fourth Quarter	10,865	9,205	3,234	0.90	0.90
Total	$44,111	$36,734	$13,515	$3.75	$3.75

NOTE 24 – CONDENSED FINANCIAL INFORMATION

FIRST CITIZENS BANCSHARES, INC.

(Parent Company Only)

Balance Sheets

December 31, 2013 and 2012

(In thousands)

	2013	2012
Assets
Cash	$ 702	$ 561
Investment in subsidiaries	120,134	121,921
Other assets	103	86
Total assets	$120,939	$122,568
Liabilities and shareholders' equity
Liabilities
Long term debt	$ 10,310	$10,310
Accrued expenses	78	172
Total liabilities	10,388	10,482
Shareholders' equity	110,551	112,086
Total liabilities and shareholders' equity	$120,939	$122,568

FIRST CITIZENS BANCSHARES, INC.

(Parent Company Only)

Condensed Statements of Income

Years Ended December 31, 2013 and 2012

(In thousands)

	2013	2012
Income
Dividends from bank subsidiary	$ 5,185	$ 4,825
Other income	6	7
Total income	5,191	4,832
Expenses
Interest expense	214	236
Other expenses	177	247
Total expenses	391	483
Income before income taxes and equity in undistributed net income of bank subsidiary	4,800	4,349
Income tax benefit	(143)	(113)
	4,943	4,462
Equity in undistributed net income of bank subsidiary	8,865	9,053
Net income	$13,808	$13,515

FIRST CITIZENS BANCSHARES, INC.

(Parent Company Only)

Condensed Statements of Cash Flows

Years ended December 31, 2013 and 2012

(In thousands)

	2013	2012
Operating activities
Net income	$13,808	$13,515
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed income of subsidiary	(8,865)	(9,053)
Increase in other assets	(18)	-
Increase (decrease) in other liabilities	(94)	50
Net cash provided by operating activities	4,831	4,512
Financing activities
Payment of dividends	(4,690)	(4,329)
Net cash used by financing activities	(4,690)	(4,329)
Increase in cash	141	183
Cash at beginning of year	561	378
Cash at end of year	$ 702	$ 561

FIRST CITIZENS BANCSHARES, INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(JUNE 30, 2014)

FIRST CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2014 AND DECEMBER 31, 2013

(Dollars in thousands)

	UNAUDITED
	June 30, 2014	December 31, 2013
ASSETS
Cash and due from banks	$ 18,835	$ 19,780
Federal funds sold	7,508	5,469
Cash and cash equivalents	26,343	25,249
Interest-bearing deposits in other banks	23,523	21,865
Investment securities:
Available-for-Sale, stated at market	446,907	456,525
Loans (excluding unearned income of $450 at June 30, 2014 and $434 at December 31, 2013)	611,233	580,236
Less: Allowance for loan losses	7,807	7,818
Net loans	603,426	572,418
Loans held-for-sale	3,734	3,098
Federal Home Loan Bank and Federal Reserve Bank stocks, at cost	5,684	5,684
Premises and equipment	35,007	34,152
Accrued interest receivable	5,666	5,011
Goodwill	13,651	13,651
Other intangible assets	362	384
Other real estate owned	5,755	6,826
Bank-owned life insurance policies	22,677	22,466
Other assets	6,874	7,143
TOTAL ASSETS	$1,199,609	$1,174,472

LIABILITIES AND EQUITY
Non-interest bearing demand deposits	$136,950	$ 142,673
Interest bearing time deposits	349,083	337,790
Interest bearing savings deposits	481,140	488,067
Total deposits	967,173	968,530
Securities sold under agreements to repurchase	44,074	36,808
Other borrowings	59,611	51,167
Other liabilities	6,746	5,361
Total liabilities	1,077,604	1,061,866

FIRST CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (cont’d)

JUNE 30, 2014 AND DECEMBER 31, 2013

(Dollars in thousands)

	UNAUDITED
	June 30, 2014	December 31, 2013
Equity
Common stock, no par value - 10,000,000 authorized; 3,717,593 issued and outstanding at June 30, 2014 and 3,717,593 issued and outstanding at December 31, 2013	$ 3,718	$ 3,718
Surplus	15,331	15,331
Retained earnings	100,344	94,889
Accumulated other comprehensive income (loss)	3,631	(361)
Total common stock and retained earnings	123,024	113,577
Less-110,920 treasury shares, at cost as of June 30, 2014 and 109,839 treasury shares, at cost as of December 31, 2013	3,074	3,026
Total shareholders' equity	119,950	110,551
Non-controlling (minority) interest in consolidated subsidiary	2,055	2,055
Total equity	122,005	112,606
TOTAL LIABILITIES AND EQUITY	$1,199,609	$1,174,472

Note:  See accompanying notes to consolidated financial statements.

FIRST CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(In thousands, except per share data)

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Interest income
Interest and fees on loans	$8,170	$8,058	$16,026	$15,995
Interest and dividends on investment securities:
Taxable	1,749	1,742	3,529	3,596
Tax-exempt	1,326	1,162	2,609	2,298
Dividends	48	51	96	100
Other interest income	16	18	37	45
Total interest income	11,309	11,031	22,297	22,034
Interest expense
Interest on deposits	1,162	1,230	2,325	2,467
Other interest expense	310	355	611	694
Total interest expense	1,472	1,585	2,936	3,161
Net interest income	9,837	9,446	19,361	18,873
Provision for loan losses	150	300	375	525
Net interest income after provision for loan losses	9,687	9,146	18,986	18,348
Non-interest income
Mortgage banking income	314	459	507	881
Income from fiduciary activities	200	210	398	459
Service charges on deposit accounts	1,153	1,183	2,244	2,317
Income from ATM and debit cards	668	636	1,286	1,217
Brokerage fees	328	298	730	700
Earnings on bank owned life insurance	146	148	292	320
Loss on sale or write down of other real estate owned	(22)	(150)	(4)	(207)
Gain on sale or call of available-for-sale securities	41	27	1,291	303
Gain on disposition of property	-	-	-	-
Income from insurance activities	207	214	497	567
Other non-interest income	166	177	317	344
Total non-interest income	3,201	3,202	7,558	6,901

FIRST CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (cont’d)

THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(In thousands, except per share data)

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Salaries & employee benefits	$4,865	$4,660	$9,791	$9,347
Net occupancy expense	440	363	899	744
Depreciation	491	483	963	942
Data processing expense	493	417	999	891
Legal and professional fees	216	122	511	219
Stationary and office supplies	65	53	110	105
Amortization of intangibles	10	10	21	21
Advertising and promotions	218	242	424	437
Premiums for FDIC insurance	165	198	316	348
Expenses related to other real estate owned	71	152	156	252
ATM and debit card fees and expenses	331	395	589	886
Other non-interest expense	1,118	1,128	2,259	2,186
Total other non-interest expense	$8,483	$8,223	$17,038	$16,378
Net income before income taxes	4,405	4,125	9,506	8,871
Provision for income tax expense	972	931	2,248	2,109
Net income	$3,433	$3,194	$7,258	$6,762
Earnings per common share	$0.95	$0.88	$2.01	$1.87
Weighted average shares outstanding	3,607	3,608	3,607	3,608

Note:  See accompanying notes to consolidated financial statements.

FIRST CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2014, AND 2013

(In thousands)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
Net income	$3,433	$3,194	$7,258	$6,762
Other comprehensive income, net of tax:
Net change in unrealized gains (losses) on available-for-sale securities	2,327	(7,340)	3,992	(8,852)
Total other comprehensive income	2,327	(7,340)	3,992	(8,852)
Total comprehensive income	$5,760	$(4,146)	$11,250	$(2,090)

Related tax effects allocated to each component of other comprehensive income were as follows:

	Before-tax	Tax (Expense)	Net-of-tax
	Amount	or Benefit	Amount

Three months ended June 30, 2014:
Unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses) arising during the period	$3,811	$(1,459)	$2,352
Reclassification adjustments for net gains included in net income	(41)	16	(25)
Net unrealized gains (losses)	$3,770	$(1,443)	$2,327

Three months ended June 30, 2013:
Unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses) arising during the period	$(11,867)	$4,544	$(7,323)
Reclassification adjustments for net gains included in net income	(27)	10	(17)
Net unrealized gains (losses)	$(11,894)	$ 4,554	$(7,340)

Six months ended June 30, 2014:
Unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses) arising during the period	$7,064	$(2,705)	$4,359
Reclassification adjustments for net gains included in net income	(595)	228	(367)
Net unrealized gains (losses)	$6,469	$(2,477)	$3,992

Six months ended June 30, 2013:
Unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses) arising during the period	$(14,041)	$ 5,376	$(8,665)
Reclassification adjustments for net gains included in net income	(303)	116	(187)
Net unrealized gains (losses)	$(14,344)	$5,492	$(8,852)

Note:  See accompanying notes to consolidated financial statements.

FIRST CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(In Thousands)

					Accum.
					Other		Non-
	Common Stock			Retained	Compre.	Treasury	Controlling
	Shares	Amount	Surplus	Earnings	Income	Stock	Interests	Total
	(#)	($)	($)	($)	($)	($)		($)
Balance January 1, 2013	3,718	$3,718	$15,331	$85,771	$10,291	$(3,026)	$2,055	$114,140
Comprehensive income:
Net income, six months ended June 30, 2013				6,762				6,762
Adjustment of unrealized gain (loss) on
securities available-for-sale, net of tax					(8,852)			(8,852)
Total comprehensive income				6,762	(8,852)			(2,090)
Cash dividends paid - $0.50 per share				(1,804)				(1,804)
Balance June 30, 2013	3,718	$3,718	$15,331	$90,729	$1,439	$(3,026)	$2,055	$110,246

Balance January 1, 2014	3,718	$3,718	$15,331	$94,889	$(361)	$(3,027)	$2,055	$112,606
Comprehensive income:
Net income, six months ended June 30, 2014				7,258				7,258
Adjustment of unrealized gain (loss) on
securities available-for-sale, net of tax					3,992			3,992
Total comprehensive income				7,258	3,992			11.250
Cash dividends paid - $0.50 per share				(1,804)				(1,804)
Treasury stock purchases						(47)		(47)
Balance June 30, 2014	3,718	$3,718	$15,331	$100,344	$3,631	$(3,074)	$2,055	$122,005

Note:  See accompanying notes to consolidated financial statements.

FIRST CITIZENS BANCSHARES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(Dollars in Thousands)

	Six Months Ended
	June 30, 2014	June 30, 2013
Net cash provided by operating activities	$ 4,338	$ 4,789
Investing activities:
Decrease (increase) in interest bearing deposits in banks	(1,658)	16,780
Proceeds of maturities of available-for-sale securities	23,473	42,430
Proceeds of sales of available-for-sale securities	22,845	29,317
Purchase of available-for-sale securities	(29,251)	(55,444)
Decrease (Increase) in loans-net	(30,259)	(32,861)
Proceeds from sale of other real estate	922	256
Purchases of premises and equipment	(1,818)	(1,007)
Net cash (used) by investing activities	(15,746)	(529)
Financing activities:
Net decrease in demand accounts	(5,723)	(4,265)
Net decrease in savings accounts	(6,927)	(6,958)
Net increase (decrease) in time deposits	11,293	(11,629)
Increase (decrease) in other borrowings	8,444	10,629
Treasury stock purchases	(47)	-
Cash dividends paid	(1,804)	(1,804)
Net increase (decrease) in securities sold under agreements to repurchase	7,266	3,045
Net cash provided (used) by financing activities	12,502	(10,982)
Increase (decrease) in cash and cash equivalents	1,094	(6,722)
Cash and cash equivalents at beginning of period	25,249	28,199
Cash and cash equivalents at end of period	$26,343	$21,477

Supplemental cash flow disclosures:
Interest payments, net	$3,004	3,101
Income taxes paid, net	1,900	2,300
Transfers from loans to foreclosed assets	1,453	185
Transfers from foreclosed assets to loans	1,616	54

Note:  See accompanying notes to consolidated financial statements.

FIRST CITIZENS BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2014

Note 1 - Consolidated Financial Statements

The consolidated balance sheet as of June 30, 2014, the consolidated statements of income for the three and six months ended June 30, 2014 and 2013 and the consolidated statements of cash flows for the six-month periods then ended have been prepared by the company without an audit.  The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows at June 30, 2014 and for all periods presented have been made. Operating results for the reporting periods presented are not necessarily indicative of results that may be expected for the year ending December 31, 2014.  For further information, refer to the audited consolidated financial statements and footnotes thereto included elsewhere in this report for the year ended December 31, 2013.

Certain prior year balances have been reclassified to conform to current year presentation.  The consolidated financial statements include all accounts of First Citizens Bancshares, Inc. (the “Company”), and its subsidiary, First Citizens National Bank (the “Bank”).  First Citizens (TN) Statutory Trusts III and IV are reported under the equity method in accordance with generally accepted accounting principles for Variable Interest Entities for all periods presented.  These investments are included in other assets and the proportionate share of income (loss) is included in other non-interest income.  The Bank also has two wholly owned subsidiaries, First Citizens Financial Plus, Inc. and First Citizens Investments, Inc., which are consolidated into its financial statements.

The principal activity of First Citizens Investments, Inc. is to acquire and sell investment securities and collect income from the securities portfolio.  First Citizens Holdings, Inc., a wholly owned subsidiary of First Citizens Investments, Inc., acquires and sells certain investment securities, collects income from its portfolio, and owns First Citizens Properties, Inc., a real estate investment trust.  First Citizens Properties, Inc. is a real estate investment trust organized and existing under the laws of the state of Maryland, the principal activity of which is to invest in participation interests in real estate loans made by the Bank and provide the Bank with an alternative vehicle for raising capital.  First Citizens Holdings, Inc. owns 100% of the outstanding common stock and 60% of the outstanding preferred stock of First Citizens Properties, Inc.  Directors, executive officers and certain employees and affiliates of the Bank own approximately 40% of the preferred stock which is reported as Noncontrolling Interest in Consolidated Subsidiary in the Consolidated Financial Statements of the Company.  Net income (loss) attributable to the noncontrolling interest is included in Other Non-Interest Expense on the Consolidated Statements of Income and is not material for any of the periods presented.

The Bank has a 50% ownership interest in two insurance subsidiaries both of which are accounted for using the equity method.  One is White and Associates/First Citizens Insurance, LLC, which is a general insurance agency offering a full line of insurance products.  The other is First Citizens/White and Associates Insurance Company whose principal activity is credit insurance.  The investment in these subsidiaries is included in Other Assets on the Balance Sheets presented in this report and earnings from these subsidiaries are recorded in Other Income on the Income Statements presented in this report.

Note 2 - Organization

First Citizens Bancshares, Inc., is a bank holding company chartered December 14, 1982, under the laws of the State of Tennessee. On September 23, 1983, all outstanding shares of common stock of First Citizens National Bank were exchanged for an equal number of shares in First Citizens Bancshares, Inc.

Note 3 – Contingent Liabilities

There is no material pending or threatened litigation as of the current reportable date that would result in a liability.

Note 4 -- Cash Reserves and Interest-Bearing Deposits in Other Banks

The Bank maintains cash reserve balances as required by the Federal Reserve Bank.  Average required balances during second quarter ended June 30, 2014 and the year ended December 31, 2013 were approximately $500,000.  Amounts above the required minimum balance are reported as Interest-Bearing Deposits in Other Banks on the Consolidated Balance Sheets.  Balances in excess of required reserves held at the Federal Reserve Bank as of June 30, 2014 and December 31, 2013 were $21.5 million and $19.8 million, respectively.  Interest-bearing deposits in other banks also include short-term certificates of deposit held in increments that are within FDIC insurance limits and totaled $2.0 million as of June 30, 2014 and December 31, 2013.

Note 5 – Investment Securities

The amortized cost and fair value of securities as of June 30, 2014 and December 31, 2013 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of June 30, 2014:
U.S. Treasury securities and obligations of U.S. government agencies and corporations	$302,091	$3,275	$(5,200)	$300,166
Obligations of states and political subdivisions	138,920	8,223	(454)	146,689
All other	10	42	-	52
Total investment securities	$441,021	$11,540	$(5,654)	$446,907
As of December 31, 2013:
U.S. Treasury securities and obligations of U.S. government agencies and corporations	$326,272	$2,927	$ (7,496)	$321,703
Obligations of states and political subdivisions	130,813	5,338	(1,400)	134,751
All other	23	48	-	71
Total investment securities	$457,108	$8,313	$(8,896)	$456,525

There were no securities classified as trading or held-to-maturity as of June 30, 2014 or December 31, 2013.

The following table summarizes contractual maturities of debt securities available-for-sale as of June 30, 2014 (in thousands):

	Amortized Cost	Fair Value
Amounts maturing in:
One year or less	$2,588	$2,636
After one year through five years	16,369	17,307
After five years through ten years	64,140	68,666
After ten years*	357,914	358,256
Total debt securities	$441,011	$446,865
Equity securities	10	42
Total securities	$441,021	$446,907

Sales and gains (losses) on sale of available-for-sale securities for the six months ended June 30, 2014 and 2013 are presented as follows (in thousands):

	Gross Sales	Gross Gains	Gross Losses	Net Gains
2014	$22,845	$1,385	$ (94)	$1,291
2013	$29,317	$303	$ -	$ 303

The following table presents information on securities with gross unrealized losses as of June 30, 2014, aggregated by investment category and the length of time that the individual securities have been in a continuous loss position (in thousands):

	Less Than 12 Months		Over 12 Months		Total
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Securities Available-for-Sale:
U.S. Treasury securities and obligations of U.S. Government agencies and corporations	$(399)	$49,842	$(4,801)	$127,176	$ (5,200)	$177,018
Obligations of states and political subdivisions	(30)	4,436	(424)	12,651	(454)	17.087
Other debt securities	-	-	-	-	-	-
Total securities with unrealized losses	$(429)	$54,278	$(5,225)	$139,827	$(5,654)	$194,105

In reviewing the investment portfolio for other-than-temporary impairment of individual securities, consideration is given but not limited to (1) the length of time in which fair value has been less than cost and the extent of the unrealized loss, (2) the financial condition of the issuer, and (3) the positive intent and ability of the Company to maintain its investment in the issuer for a time that would provide for any anticipated recovery in the fair value.

As of June 30, 2014, the Company had 88 debt securities with unrealized losses, with 65 of those securities having been in an unrealized loss position for greater than 12 months.  The Company did not intend to sell any such securities in unrealized loss position and it was more likely than not that the Company would not be required to sell the securities prior to recovery of costs.  Aggregate unrealized losses totaled 1.28% of amortized cost of the total portfolio.  All bonds in an unrealized loss position as of June 30, 2014 were less than 10% of book value on an individual basis and averaged less than 3%.  Securities in an unrealized loss position as of June 30, 2014 have been evaluated for other-than-temporary impairment.   In analyzing reasons for the unrealized losses, management considers various factors including, but not limited to, whether the securities are issued by the federal government or its agencies, whether downgrades of bond ratings have occurred, and also reviews any applicable industry analysts’ reports.  With respect to unrealized losses on municipal and agency and the analysis performed relating to the securities, management believes that declines in market value due entirely to market factors primarily due to the fluctuations in the market yield curve between the time of purchase and as of the current period end and concluded there were no other-than-temporary losses as of June 30, 2014.  Thus, no other-than-temporary impairment has been recognized in earnings for the six months ended June 30, 2014.

The Company held no derivative transactions as of June 30, 2014 or December 31, 2013.

Note 6 -- Loans

Performing and non-performing loans by category were as follows as of June 30, 2014 and December 31, 2013 (in thousands):

	Performing	Non- Performing*	Total
June 30, 2014:
Commercial, financial and agricultural	$96,312	$704	$97,016
Real estate – construction	47,863	865	48,728
Real estate – mortgage	421,237	6,625	427,862
Installment loans to individuals	24,341	37	24,378
All other loans	13,249	0	13,249
Total	$603,002	$8,231	$611,233
December 31, 2013:
Commercial, financial and agricultural	$81,089	$668	$ 81,757
Real estate – construction	46,313	646	46,959
Real estate – mortgage	406,082	7,153	413,235
Installment loans to individuals	24,743	64	24,807
All other loans	13,477	-	13,477
Total	$ 571,704	$8,531	$580,235

_________________

*Non-Performing loans consist of loans that are on non-accrual status and loans 90 days past due and still accruing interest.

An aging analysis of loans outstanding by category as of June 30, 2014 and December 31, 2013 was as follows (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Accruing
As of June 30, 2014:
Commercial, financial and agricultural	$ 78	$ 36	$628	$ 742	$96,274	$97,016	$ 75
Real estate – construction	22	0	322	344	48,384	48,728	262
Real estate – mortgage	3,552	403	4,780	8,735	419,127	427,862	1,274
Installment loans to individuals	83	53	0	136	24,242	24,378	0
All other loans	0	0	0	0	13,249	13,249	0
Total	$3,735	$492	$5,730	$9,957	$601,276	$611,233	$1,611

As of December 31, 2013:
Commercial, financial and agricultural	$305	$117	$596	$1,018	$80,739	$81,757	$-
Real estate – construction	263	25	53	341	46,618	46,959	53
Real estate – mortgage	3,157	2,116	2,845	8,118	405,117	413,235	88
Installment loans to individuals	99	3	13	115	24,692	24,807	8
All other loans	-	-	-	-	13,477	13,477	-
Total	$3,824	$2,261	$3,507	$9,592	$570,643	$580,235	$149

Loans on non-accrual status as of June 30, 2014 and December 31, 2013 by category were as follows (in thousands):

	June 30, 2014	December 31, 2013
Commercial, financial and agricultural	$ 629	$ 668
Real estate – construction	603	593
Real estate – mortgage	5,351	7,065
Installment loans to individuals	37	56
All other loans	-	-
Total	$6,620	$8,382

Credit risk management procedures include assessment of loan quality through use of an internal loan rating system.  Each loan is assigned a rating upon origination and the rating may be revised over the life of the loan as circumstances warrant.  The rating system utilizes eight major classification types based on risk of loss with Grade 1 being the lowest level of risk and Grade 8 being the highest level of risk.  Loans internally rated Grade 1 to Grade 4 are considered “Pass” grade loans with low to average level of risk of credit losses.  Loans rated Grade 5 are considered “Special Mention” and generally have one or more circumstances that require additional monitoring but do not necessarily indicate a higher level of probable credit losses.  Loans rated Grade 6 or higher are loans with circumstances that generally indicate an above average level of risk for credit losses.  Loans by internal risk rating by category as of June 30, 2014 and December 31, 2013 were as follows (in thousands):

	Grades 1-4	Grade 5	Grades 6-8	Total
June 30, 2014:
Commercial, financial and agricultural	$ 96,284	$ 0	$ 732	$ 97,016
Real estate – construction	45,275	378	3,075	48,728
Real estate – mortgage	409,607	1,984	16,271	427,862
Installment loans to individuals	24,270	-	108	24,378
All other loans	13,249	-	-	13,249
Total	$ 588,685	$2,362	$20,186	$611,233

December 31, 2013:
Commercial, financial and agricultural	$ 80,639	$ 267	$ 851	$ 81,757
Real estate – construction	42,486	611	3,862	46,959
Real estate – mortgage	394,749	1,645	16,841	413,235
Installment loans to individuals	24,662	-	145	24,807
All other loans	13,477	-	-	13,477
Total	$556,013	$2,523	$ 21,699	$ 580,235

Information regarding the Company’s impaired loans for the quarter ended June 30, 2014 and 2013 is as follows (in thousands):

	Recorded Investment	Unpaid Principal Balance	Specific Allowance	Average Recorded Investment	Interest Income Recognized
June 30, 2014:
With no specific allocation recorded:
Commercial, financial and agricultural	$ -	$ -	N/A	$ 8	$ -
Real estate – construction	209	209	N/A	284	-
Real estate – mortgage	1,435	1,476	N/A	1,458	16
Installment loans to individuals	7	11	N/A	-	-
All other loans	0	0	N/A	-	-
With allocation recorded:
Commercial, financial and agricultural	$ 500	$ 500	$ 50	$ 500	$ -
Real estate – construction	76	76	75	82	-
Real estate – mortgage	2,549	2,703	563	4,056	4
Installment loans to individuals	-	-	-	-	-
All other loans	-	-	-	-	-
Total:
Commercial, financial and agricultural	$ 500	$ 500	$ 50	$ 508	$ -
Real estate – construction	285	285	75	366	-
Real estate – mortgage	3,984	4,179	563	5,514	20
Installment loans to individuals	7	11	-	-	-
All other loans	-	-	-	-	-

June 30, 2013
With no specific allocation recorded:
Commercial, financial and agricultural	$ -	$ -	N/A	$ 948	$ -
Real estate – construction	447	447	N/A	195	6
Real estate – mortgage	3,798	3,798	N/A	5,661	20
Installment loans to individuals	5	5	N/A	4	-
All other loans	-	-	N/A	-	-
With allocation recorded:
Commercial, financial and agricultural	$ 777	$ 777	$ 289	$ 948	$ -
Real estate – construction	106	106	95	195	-
Real estate – mortgage	5,170	5,170	1,219	5,661	4
Installment loans to individuals	13	13	-	4	-
All other loans	-	-	3	-	-
Total:
Commercial, financial and agricultural	$777	$ 777	$ 289	$ 1,896	$ -
Real estate – construction	553	553	95	390	6
Real estate – mortgage	8,968	8,968	1,219	11,322	24
Installment loans to individuals	18	18	-	8	-
All other loans	-	-	3	-	-

Loans that were restructured as of June 30, 2014 consisted of the following (dollars in thousands):

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled debt restructurings:
Commercial, financial and agricultural	7	$474	$346
Real estate – construction	7	1,198	957
Real estate – mortgage	25	4,739	4,113
Installment loans to individuals	18	140	67
All other loans	0	0	0
Total	57	$6,551	$5,483

Modification of the terms of the TDRs reported in the above table did not have a material impact on the consolidated financial statements or to the overall risk profile of the loan portfolio.  There was one TDR with a recorded investment of approximately $21,000 that was modified during the year ended December 31, 2013 that re-defaulted in six months ended June 30, 2014.  The allowance for loan losses associated with the TDRs totaled approximately $368,000 as of June 30, 2014.

Note 7 – Allowance for Loan Losses

The following table presents the breakdown of the allowance for loan losses by category and the percentage of each category in the loan portfolio to total loans as of June 30, 2014 and December 31, 2013 (dollars in thousands):

	June 30, 2014		December 31, 2013
	Amount	% to Total Loans	Amount	% to Total Loans
Commercial, financial and agricultural	$1,196	15.87%	$1,221	14.09%
Real estate – construction	1,159	7.97%	1,521	8.09%
Real estate – mortgage	4,876	70.00%	4,752	71.22%
Installment loans to individuals	259	3.99%	243	4.28%
All other loans	317	2.17%	81	2.32%
Total	$7,807	100.00%	$7,818	100.0%

An analysis of the allowance for loan losses by loan category for the six months ended June 30, 2014 is as follows (in thousands):

	Beginning Balance	Charge-offs	Recoveries	Provision	Ending Balance
Allowance for loan losses:
Commercial, financial and agricultural	$1,221	($154)	$72	$57	$1,196
Real estate – construction	1,521	(1)	6	(367)	1,159
Real estate – mortgage	4,752	(247)	38	333	4,876
Installment loans to individuals	243	(53)	23	46	259
All other loans	81	(192)	122	306	317
Total	$7,818	($647)	$261	$375	$7,807

The allowance for loan losses is comprised of allocations for loans evaluated individually and loans evaluated collectively for impairment.  The allocations of the allowance for loan losses for outstanding loans by category evaluated individually and collectively were as follows as of June 30, 2014 and December 31, 2013 (in thousands):

	Evaluated	Evaluated
	Individually	Collectively	Total
As of June 30, 2014:
Allowance for loan losses
Commercial, financial and agricultural	$ 50	$1,146	$1,196
Real estate – construction	75	1,084	1,159
Real estate – mortgage	563	4,313	4,876
Installment loans to individuals	-	259	259
All other loans	-	317	317
Total	$688	$7,119	$7,807
Loans
Commercial, financial and agricultural	$ 500	$96,516	$97,016
Real estate – construction	285	48,443	48,728
Real estate – mortgage	3,632	424,230	427,862
Installment loans to individuals	-	24,378	24,378
All other loans	6	13,243	13,249
Total	$4,423	$606,810	$611,233
As of December 31, 2013:
Allowance for loan losses
Commercial, financial and agricultural	$ 50	$1,171	$1,221
Real estate – construction	90	1,431	1,521
Real estate – mortgage	847	3,905	4,752
Installment loans to individuals	-	243	243
All other loans	-	81	81
Total	$987	$6,831	$7,818
Loans
Commercial, financial and agricultural	$500	$ 81,257	$ 81,757
Real estate – construction	518	46,441	46,959
Real estate – mortgage	6,466	406,769	413,235
Installment loans to individuals	15	24,792	24,807
All other loans	-	13,478	13,478
Total	$7,499	$572,737	$580,236

Note 8 – Goodwill and Intangible Assets

Goodwill is not amortized and is tested for impairment annually or more frequently if events and circumstances indicate that the asset might be impaired.  The goodwill impairment test is conducted in first quarter annually and is a two-step test.  The first step, used to identify potential impairment, involves comparing each reporting unit’s estimated fair value to its carrying value, including goodwill.  Currently the Company has one reporting unit and does not meet the tests to segment under generally accepted accounting standards.  If the estimated fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment.

If required, the second step involves calculating an implied fair value of goodwill which is determined in a manner similar to the amount of goodwill calculated in a business combination, by measuring the excess of the estimated fair value of the reporting unit, as determined in the first step, over the aggregate estimated fair values of the individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination.  If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment.  If the carrying value of goodwill exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess.  An impairment loss cannot exceed the carrying value of goodwill.

The Company’s stock price has historically traded above its book value per common share and tangible book value per common share and was trading above its book value per common share and tangible book value per common share as of June 30, 2014.  In the event the stock price were to trade below its book value per common share and tangible book value per common share, an evaluation of the carrying value of goodwill would be performed as of the reporting date.  Such a circumstance would be one factor in an evaluation that could result in an eventual goodwill impairment charge. Additionally, should future earnings and cash flows decline and/or discount rates increase, an impairment charge to goodwill and other intangible assets may also be required.

No impairment of goodwill is recorded in the current or prior reportable periods.  Total goodwill as of the reportable date is $13.7 million or 1.14% of total assets or 11.19% of total capital.

Amortization expense of the other identifiable intangibles was approximately $21,000 for the quarters ended June 30, 2014 and 2013, respectively.

Note 9 – Borrowings

In March 2005, the Company formed a wholly owned subsidiary -- First Citizens (TN) Statutory Trust III.  The trust was created as a Delaware statutory trust for the sole purpose of issuing and selling trust preferred securities and using proceeds from the sale to acquire long-term subordinated debentures issued by the Company.  The debentures are the sole assets of the trust.  The Company owns 100% of the common stock of the trust.

On March 17, 2005, the Company, through First Citizens (TN) Statutory Trust III, sold 5,000 of its floating rate trust preferred securities at a liquidation amount of $1,000 per security for an aggregate amount of $5.0 million.  For the period beginning on (and including) the date of original issuance and ending on (but excluding) June 17, 2005, the rate per annum was 4.84%.  For each successive period beginning on (and including) June 17, 2005, and each succeeding interest payment date, interest accrues at a rate per annum equal to the three-month LIBOR plus 1.80%.  Interest payment dates are March 17, June 17, September 17, and December 17 during the 30-year term.  The entire $5.0 million in proceeds was used to reduce other debt at the Company.  The Company’s obligation under the debentures and related documents constitute a full and unconditional guarantee by the Company of the trust issuer’s obligations under the trust preferred securities.

In March 2007, the Company formed a wholly owned subsidiary -- First Citizens (TN) Statutory Trust IV.  The trust was created as a Delaware statutory trust for the sole purpose of issuing and selling trust preferred securities and using proceeds from the sale to acquire long-term subordinated debentures issued by the Company.  The debentures are the sole assets of the trust.  The Company owns 100% of the common stock of the trust.

In March 2007, the Company, through First Citizens (TN) Statutory Trust IV, sold 5,000 of its floating rate trust preferred securities at a liquidation amount of $1,000 per security for an aggregate amount of $5.0 million.  For the period beginning on (and including) the date of original issuance and ending on (but excluding) June 15, 2007, the rate per annum was 7.10%.  For each successive period beginning on (and including) June 15, 2007, and each succeeding interest payment date, interest accrues at a rate per annum equal to the three-month LIBOR plus 1.75%.  Interest payment dates are March 15, June 15, September 15, and December 15 during the 30-year term.  The purpose of proceeds was to refinance the debt issued through First Citizens (TN) Statutory Trust II at a lower spread to LIBOR and results in savings of approximately $92,500 annually.  First Citizens (TN) Statutory Trust II was dissolved as a result of this transaction.  The Company’s obligation under the debentures and related documents constitute a full and unconditional guarantee by the Company of the trust issuer’s obligations under the trust preferred securities.

Although for accounting presentation the trust preferred securities are presented as debt, the outstanding balance qualifies as Tier I capital subject to the limitation that the amount of the securities included in Tier I Capital cannot exceed 25% of total Tier I capital.

The Company is dependent on the profitability of its subsidiaries and their ability to pay dividends in order to service its long-term debt.

The Bank had secured advances from the FHLB totaling $49.3 million as of June 30, 2014 and $40.9 million as of December 31, 2013.  FHLB borrowings are comprised primarily of advances with principal due at call date or maturity date with fixed interest rates ranging from 0.54% to 7.05%.  Some of these FHLB borrowings have quarterly call features and maturities ranging from 2014 to 2023.  Advances totaling $14 million require repayment if the call feature is exercised.  Under the existing and forecasted rate environments, borrowings with call features in place are not likely to be called in the next 12 months.  Obligations are secured by loans totaling $408 million consisting of the Bank’s entire portfolio of fully disbursed, one-to-four family residential mortgages, commercial mortgages, farm mortgages, second mortgages and multi-family residential mortgages.  The Bank had additional borrowing capacity with the FHLB of $92.2 million as of June 30, 2014.

Note 10 - Bank-Owned Life Insurance and Imputed Income Tax Reimbursement Agreements

The Bank has a significant investment in bank-owned life insurance policies (“BOLI”) and provides endorsement split dollar life insurance to certain employees in the position of Vice President and higher after one year of service.  The cash surrender values of BOLI were $22.7 million and $22.5 million as of June 30, 2014 and December 31, 2013, respectively.  BOLI are initially recorded at the amount of premiums paid and are adjusted to current cash surrender values.  Changes in cash surrender values are recorded in other non-interest income and are based on premiums paid less expenses plus accreted interest income.  Earnings on BOLI resulted in non-interest income of approximately $292,000 and $320,000 for the quarters ended June 30, 2014 and 2013, respectively.

Post-retirement death benefits for endorsement split dollar life insurance plans are accounted for in accordance with FASB ASC Subtopic 715-60, “Compensation – Retirement Benefits – Defined Benefit Plans – Postretirement.”  Expense for accrual of such benefits is reflected in Salaries and Employee Benefits on the Consolidated Statements of Income and was approximately $112,000 and $87,000 for the quarters ended June 30, 2014 and 2013, respectively.  The accrued liability for post-retirement death benefits is included in Other Liabilities on the Consolidated Balance Sheet and totaled $2.7 million and $2.6 million as of June 30, 2014 and December 31, 2013, respectively.

Note 11 - Fair Value Measurements

Fair value measurements are used to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures.  The Company measures fair value under guidance provided by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”).  ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements.  ASC 820 does not expand the use of fair value in any new circumstances but clarifies the principle that fair value should be based on assumptions that market participants would use when pricing the asset or liability. ASC 820 outlines the following three acceptable valuation techniques may be used to measure fair value:

a.             Market approach—The market approach uses prices and other relevant information generated by market transactions involving identical or similar assets or liabilities.  This technique includes matrix pricing that is a mathematical technique used principally to value debt securities without relying solely on quoted prices for specific securities but rather by relying on securities’ relationship to other benchmark quoted securities.

b.             Income approach—The income approach uses valuation techniques to convert future amounts such as earnings or cash flows to a single present discounted amount.  The measurement is based on the value indicated by current market expectations about those future amounts.  Such valuation techniques include present value techniques, option-pricing models (such as the Black-Scholes-Merton formula or a binomial model), and multi-period excess earnings method (used to measure fair value of certain intangible assets).

c.             Cost approach— The cost approach is based on current replacement cost which is the amount that would currently be required to replace the service capacity of an asset.

Valuation techniques are selected as appropriate for the circumstances and for which sufficient data is available.  Valuation techniques are to be consistently applied, but a change in valuation technique or its application may be made if the change results in a measurement that is equally or more representative of fair value under the circumstances.  Revisions resulting from a change in valuation technique or its application are accounted for as a change in accounting estimate which does not require the change in accounting estimate to be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.

ASC 820 also establishes a hierarchy that prioritizes information used to develop those assumptions.  The level in the hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.  The Company considers an input to be significant if it drives more than 10% of the total fair value of a particular asset or liability.  The hierarchy is as follows:

  Level 1 Inputs (Highest ranking):  Unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

  Level 2 Inputs:  Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.  Such inputs may include quoted prices for similar assets or liabilities in active markets, and inputs other than quoted market prices that are observable for the assets and liabilities such as interest rates and yield curves that are observable at commonly quoted intervals.

  Level 3 Inputs (Lowest ranking):  Unobservable inputs for determining fair values of assets and liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets and liabilities.

Assets and liabilities may be measured for fair value on a recurring basis (daily, weekly, monthly or quarterly) or on a non-recurring basis in periods subsequent to initial recognition.  Recurring valuations are measured regularly for investment securities and the cash flow hedge.  Loans held for sale, other real estate and impaired loans are measured at fair value on a non-recurring basis and do not necessarily result in a change in the amount recorded on the Consolidated Balance Sheets.  Generally, these assets have non-recurring valuations that are the result of application of other accounting pronouncements that require the assets be assessed for impairment or at the lower of cost or fair value.  Fair values of loans held for sale are considered Level 2.  Fair values for other real estate and impaired loans are considered Level 3.

The Company obtains fair value measurements for securities and the cash flow hedge from a third party vendor.  The cash flow hedge and the majority of the available-for-sale securities are valued using Level 2 inputs.  Collateralized debt obligation securities that are backed by trust preferred securities and account for less than 1% of the available-for-sale securities portfolio are valued using Level 3 inputs.  The fair value measurements reported in Level 2 are primarily matrix pricing that considers observable data (such as dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and terms and conditions of bonds, and other factors).  Fair value measurements for pooled trust-preferred securities are obtained through the use of valuation models that include unobservable inputs which are considered Level 3.

Certain non-financial assets and non-financial liabilities measured at fair value on a recurring basis include reporting units measured at fair value in the first step of a goodwill impairment test. Certain non-financial assets measured at fair value on a non-recurring basis include non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test, as well as intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

Recurring Basis

The following are descriptions of valuation methodologies used for assets and liabilities measured at fair value on a recurring basis.

Available for Sale Securities

Fair values for available-for-sale securities are obtained from a third party vendor and are valued using Level 2 inputs.

A summary of assets and liabilities as of June 30, 2014 and December 31, 2013 measured at estimated fair value on a recurring basis is as follows (in thousands):

	Level 1	Level 2	Level 3	Total Fair
	Inputs	Inputs	Inputs	Value
June 30, 2014:
Financial assets:
Securities available-for-sale	$ -	$446,907	$ -	$446,907
December 31, 2013:
Financial assets:
Securities available-for-sale	$ -	$456,525	$ -	$456,525

Non-Recurring Basis

Certain assets are measured at fair value on a non-recurring basis as described below.

Impaired Loans

Impaired loans are evaluated and valued at the time the loan is identified as impaired at the lower of cost or fair value.  Fair value is measured based on the value of the collateral securing these loans.  Collateral may be real estate and/or business assets including equipment, inventory and/or accounts receivable.  Independent appraisals for collateral are obtained and may be discounted by management based on historical experience, changes in market conditions from time of valuation and/or management’s knowledge of the borrower and the borrower’s business.  As such discounts may be significant, these inputs are considered Level 3 in the hierarchy for determining fair value.  Values of impaired loans are reviewed on at least a quarterly basis to determine if specific allocations in the allowance for loan losses are adequate.

Loans Held for Sale

Loans held for sale are recorded at the lower of cost or fair value.  Fair value of loans held for sale are based upon binding contracts and quotes from third party investors that qualify as Level 2 inputs for determining fair value.  Loans held for sale did not have an impairment charge for second quarters ended June 30, 2014 or 2013.

Other Real Estate Owned

Other real estate owned is recorded at the lower of cost or fair value.  Fair value is measured based on independent appraisals and may be discounted by management based on historical experience and knowledge and changes in market conditions from time of valuation.  As such discounts may be significant, these inputs are considered Level 3 in the hierarchy for determining fair value.  Values of other real estate are reviewed at least annually or more often if circumstances require more frequent evaluations.

A summary of assets as of June 30, 2014 and December 31, 2013 measured at estimated fair value on a non-recurring basis were as follows:

	Level 1	Level 2	Level 3	Total Fair
	Inputs	Inputs	Inputs	Value
June 30, 2014:
Assets:
Impaired loans	$ -	$ -	$ 4,776	$ 4,776
Loans held for sale	-	3,734	-	3,734
Other real estate owned	-	-	5,755	5,755
December 31, 2013:
Assets:
Impaired loans	$ -	$ -	$ 7,499	$ 7,499
Loans held for sale	-	3,098	-	3,098
Other real estate owned	-	-	6,826	6,826

Fair Value Estimates

ASC 820 requires disclosure of the estimated fair value of financial instruments for interim and annual periods.  The following assumptions were made and methods applied to estimate the fair value of each class of financial instruments not measured at fair value on the Consolidated Balance Sheets:

Cash and Cash Equivalents

For instruments that qualify as cash equivalents, as described in Note 1, the carrying amount is assumed to be fair value.

Loans

Fair value of variable-rate loans with no significant change in credit risk subsequent to loan origination is based on carrying amounts.  For other loans, such as fixed rate loans, fair values are estimated utilizing discounted cash flow analyses, applying interest rates currently offered for new loans with similar terms to borrowers of similar credit quality.  Fair values of loans that have experienced significant changes in credit risk have been adjusted to reflect such changes.

Accrued Interest Receivable

The fair values of accrued interest receivable and other assets are assumed to be the carrying value.

Federal Home Loan Bank and Federal Reserve Bank Stock

Carrying amounts of capital stock of the FHLB of Cincinnati and Federal Reserve Bank of St. Louis approximate fair value.

Bank-Owned Life Insurance

Carrying amount of bank-owned life insurance is the cash surrender value as of the end of the periods presented and approximates fair value.

Deposit Liabilities

Demand Deposits

The fair values of deposits which are payable on demand, such as interest-bearing and non-interest-bearing checking accounts, passbook savings, and certain money market accounts are equal to the carrying amount of the deposits.

Variable-Rate Deposits

The fair value of variable-rate money market accounts and certificates of deposit approximate their carrying value at the balance sheet date.

Fixed-Rate Deposits

For fixed-rate certificates of deposit, fair values are estimated utilizing discounted cash flow analyses, which apply interest rates currently being offered on certificates of deposits to a schedule of aggregated monthly maturities on time deposits.

Short Term and Other Borrowings

For securities sold under repurchase agreements payable upon demand, the carrying amount is a reasonable estimate of fair value.  For securities sold under repurchase agreements for a fixed term, fair values are estimated using the same methodology as fixed rate time deposits discussed above.  The fair value of the advances from the FHLB and other long-term borrowings are estimated by discounting the future cash outflows using the current market rates.

Other Liabilities

Fair value of other liabilities is assumed to be the carrying values.

The carrying amount and fair value of assets and liabilities as of June 30, 2014 and December 31, 2013 were as follows (in thousands):

	Carrying	Level 1	Level 2	Level 3	Fair
	Amount	Inputs	Inputs	Inputs	Value
As of June 30, 2014:
Financial assets:
Cash and cash equivalents	$ 26,343	$ 26,343	$ -	$ -	$ 26,343
Interest-bearing deposits in other banks	23,523	23,523	-	-	23,523
Investment securities	446,907	-	446,907	-	446,907
Loans, net of allowance	603,426	-	606,764	4,776	611,540
Loans held-for-sale	3,734	-	3,734	-	3,734
Accrued interest receivable	5,666	-	5,666	-	5,666
Federal Reserve Bank and Federal Home Loan Bank Stock	5,684	-	5,684	-	5,684
Other real estate owned	5,755	-	-	5,755	5,755
Bank owned life insurance	22,677	-	22,677	-	22,677
Financial liabilities:				-
Deposits	967,173	-	968,057	-	968,057
Short-term borrowings	44,074	-	44,074	-	44,074
Other borrowings	59,611	-	60,156	-	60,156
Other liabilities	6,746	-	6,746	-	6,746
Off-balance sheet arrangements				-
Commitments to extend credit	66,938	-	66,938	-	66,938
Standby letters of credit	2,574	-	2,574	-	2,574

As of December 31, 2013:
Financial assets
Cash and cash equivalents	$ 25,249	$25,249	$ -	$ -	$ 25,249
Interest bearing deposits in other banks	21,865	21,865	-	-	21,865
Investment securities	456,525	-	456,525	-	456,525
Loans, net of allowance	572,418	-	570,862	7,499	578,361
Loans held for sale	3,098	-	3,098	-	3,098
Accrued interest receivable	5,011	-	5,011	-	5,011
Federal Reserve Bank and Federal Home Loan Bank Stock	5,684	-	5,684	-	5,684
Other real estate owned	6,826	-	-	6,826	6,826
Bank owned life insurance	22,466	-	22,466	-	22,466
Financial liabilities				-
Deposits	968,530	-	969,520	-	969,520
Short-term borrowings	36,808	-	36,808	-	36,808
Other borrowings	51,167	-	49,638	-	49,638
Other liabilities	5,361	-	5,361	-	5,361
Off-balance sheet arrangements				-
Commitments to extend credit	87,698	-	87,698	-	87,698
Standby letters of credit	4,266	-	4,266	-	4,266

Note 12 Comprehensive Income

The tax effects of each component of other comprehensive income for the three and six months ended June 30, 2014 and 2013 are as follows:

	Before-tax	Tax (Expense)	After-tax
	Amount	or Benefit	Amount
Three months ended June 30, 2014
Unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses) arising during the period	$3,811	$(1,459)	$2,352
Reclassification adjustments for net gains included in net income	(41)*	16	(25)
Net unrealized gains (losses)	$3,770	$(1,443)	$2,327
Three months ended June 30, 2013
Unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses) arising during the period	$(11,867)	$4,544	$(7,323)
Reclassification adjustments for net gains included in net income	(27)	10	(17)
Net unrealized gains (losses)	$(11,894)	$4,554	$(7,340)
Six months ended June 30, 2014
Unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses) arising during the period	$7,064	$(2,705)	$4,359
Reclassification adjustments for net gains included in net income	(595)*	228	(367)
Net unrealized gains (losses)	$6,469	$(2,477)	$3,992
Six months ended June 30, 2013
Unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses) arising during the period	$(14,041)	$5,376	$(8,665)
Reclassification adjustments for net gains included in net income	(303)	116	(187)
Net unrealized gains (losses)	$(14,344)	$5,492	$(8,852)

* For the six months ended June 30, 2014, reclassification adjustment for gains included in net income reflect net gains on sale of available-for-sale debt securities and do not include gain recognized on the sale of the Fannie and Freddie Mac preferred stock as no unrealized gains or losses were recorded in Accumulated Other Comprehensive Income.

SOUTHERN HERITAGE BANCSHARES, INC.

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012

Crowe Horwath LLP Independent Member Crowe Horwath International

INDEPENDENT AUDITOR’S REPORT

Board of Directors

Southern Heritage Bancshares, Inc.

Cleveland, Tennessee

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Southern Heritage Bancshares, Inc., which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income/(loss), changes in shareholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern Heritage Bancshares, Inc. as of December 31, 2013 and 2012, and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Brentwood, Tennessee

March 28, 2014

SOUTHERN HERITAGE BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2013 and 2012

(Dollar amounts in thousands except per share data)

ASSETS	2013	2012

Cash and due from financial institutions	$10,029	$18,064
Federal funds sold	11,538	8,094
Interest bearing deposits in other financial institutions	101	101
Cash and cash equivalents	21,668	26,259
Securities available for sale	68,966	57,340
Mortgage loans held for sale	3,219	3,785
Loans	136,034	149,288
Allowance for loan losses	(1,967)	(2,272)
Net loans	134,067	147,016
Other real estate owned	1,231	1,009
Premises and equipment, net	4,115	4,371
Restricted equity securities	605	605
Accrued interest receivable	983	970
Prepaid FDIC insurance	-	701
Other assets	2,224	766
Total assets	$237,078	$242,822
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Non-interest bearing	$26,926	$37,640
Interest bearing	178,419	170,846
Total deposits	205,345	208,486
Repurchase agreements	-	1,489
Subordinated debentures	5,155	5,155
Accrued interest payable	181	251
Other liabilities	1,213	1,439
Total liabilities	211,894	216,820
Shareholders’ equity
Series A preferred stock, no par value, 1,000,000 shares
authorized	-	-
Series D preferred stock, $5,105 liquidation value,
5,105 authorized and issued	5,105	5,105
Common stock, $1 par value, 2,000,000 shares authorized,
2013-936,375 issued, 2012-917,790 issued	936	918
Class A common stock, $1 par value, 1,000,000 shares
authorized, 151,949 issued	152	152
Class B common stock, $1 par value, 1,000,000 shares
authorized, 193,176 issued	193	193
Additional paid in capital	16,426	16,141
Retained earnings	4,655	2,506
Accumulated other comprehensive income/(loss)	(2,283)	987
Total shareholders’ equity	25,184	26,002
Total liabilities and shareholders’ equity	$237,078	$242,822
F-68
See accompanying notes to consolidated financial statements.

SOUTHERN HERITAGE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2013 and 2012

(Dollar amounts in thousands)

Interest income	2013	2012

Loans, including fees	$7,450	$7,882
Securities
Taxable	484	389
Tax exempt	1,339	1,212
Federal funds sold	14	9
Interest expense	9,287	9,492

Deposits	1,080	1,364
Other	122	135
	1,202	1,499
Net interest income	8,085	7,993
Provision for loan losses	124	980
Net interest income after provision for loan losses	7,961	7,013
Noninterest income
Service charges on deposit accounts	487	470
Gain on sale of mortgage loans	1,452	1,832
Gain on sale of securities, net	164	1,049
Other	673	642
Noninterest expense	2,776	3,993

Salaries and employee benefits	3,896	3,754
Occupancy and equipment	434	509
Data processing	670	567
Advertising and public relations	276	270
Professional services	260	244
Federal deposit insurance	143	127
Loss on other real estate owned, net	192	549
Other	1,295	1,297
	7,166	7,317
Income before income taxes	3,571	3,689
Income tax expense	846	1,030
Net income	$2,725	$2,659
Preferred stock dividends	52	138
Net income available to common shareholders	$2,673	$2,521

See accompanying notes to consolidated financial statements.

SOUTHERN HERITAGE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

Years Ended December 31, 2013 and 2012

(Dollar amounts in thousands)

	2013	2012
Net income	$2,725	$2,659
Other comprehensive income/(loss):
Unrealized holding gains arising during the year	(4,790)	1,109
Reclassification adjustment for gains included
in net income	(164)	(1,049)
Tax effect	1,684	(20)
Total other comprehensive income/(loss)	(3,270)	40
Comprehensive income/(loss)	$(545)	$2,699

See accompanying notes to consolidated financial statements.

SOUTHERN HERITAGE BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years Ended December 31, 2013 and 2012

(Dollar amounts in thousands except per share data)

					Accumulated
			Additional		Other	Total
	Preferred	Common	Paid-In	Retained	Comprehensive	Shareholders’
	Stock	Stock	Capital	Earnings	Income (Loss)	Equity
Balance at January 1, 2012	$5,105	$1,262	$16,109	$379	$947	$23,802
Exercise of stock options	-	1	15	-	-	16
Preferred stock dividends	-	-	-	(138)	-	(138)
Net income	-	-	-	2,659	-	2,659
Other comprehensive income	-	-	-	-	40	40
Cash dividends declared ($0.30 per share)	-	-	-	(394)	-	(394)
Stock based compensation expense		-	17	-	-	17
Balance at December 31, 2012	5,105	1,263	16,141	2,506	987	26,002
Exercise of stock options	-	18	271	-	-	289
Preferred stock dividends	-	-	-	(52)	-	(52)
Net income	-	-	-	2,725	-	2,725
Other comprehensive income/(loss)	-	-	-	-	(3,270)	(3,270)
Cash dividends declared ($0.40 per share)	-	-	-	(524)	-	(524)
Stock based compensation expense		-	14	-	-	14
Balance at December 31, 2013	$5,105	$1,281	$16,426	$4,655	$(2,283)	$25,184

See accompanying notes to consolidated financial statements.

SOUTHERN HERITAGE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2013 and 2012
(Dollar amounts in thousands except per share data)

Cash flows from operating activities	2013	2012

Net income	$2,725	$2,659
Adjustments to reconcile net income to
net cash from operating activities
Provision for loan losses	124	980
Depreciation of premises and equipment	240	312
Net amortization of securities	311	531
Gain on sale of securities, net	(164)	(1,049)
Gain on sale of mortgage loans	(1,452)	(1,832)
Loss on other real estate owned, net	192	549
Stock compensation expense	14	17
Changes in operating assets and liabilities:
(Increase) decrease in accrued interest receivable	(13)	(142)
Increase (decrease) in accrued interest payable	(70)	(96)
Other assets	419	90
Other liabilities	282	391
Loans held for sale	2,018	1,330
Net cash from operating activities	4,626	3,740
Cash flows from investing activities
Proceeds from maturities and redemptions
of securities available for sale	4,565	5,793
Proceeds from sales of securities available for sale	12,208	24,054
Purchases of securities available for sale	(33,500)	(30,715)
Net change in loans	11,461	(11,314)
Proceeds from sale of other real estate	950	1,391
Net purchases of premises and equipment	16	(166)
Net cash from investing activities	(4,300)	(10,957)
Cash flows from financing activities
Net change in deposits	(3,141)	15,797
Increase (decrease) in repurchase agreements	(1,489)	681
Cash dividends on common stock	(524)	(394)
Preferred stock dividends	(52)	(138)
Proceeds from exercise of stock options	289	16
Net cash from financing activities	(4,917)	15,962
Net change in cash and cash equivalents	$(4,591)	$8,745
Cash and cash equivalents at beginning of year	26,259	17,514
Cash and cash equivalents at end of year	$21,668	$26,259
Cash paid during the year for
Interest	$1,272	$1,460
Income taxes	1,043	689
Loans transferred to other real estate owned	1,364	990
F-72 See accompanying notes to consolidated financial statements.

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands except per share data)

NOTE 1 – NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accounting principles followed and the methods of applying those principles conform with accounting principles generally accepted in the United States of America and to general practices in the banking industry. The significant policies are summarized as follows:

Basis of Presentation: The consolidated financial statements include Southern Heritage Bancshares, Inc. and its wholly owned subsidiary, Southern Heritage Bank, together referred to as the Company. Intercompany transactions and balances are eliminated in consolidation. All dollar amounts are in thousands except per share data.

Nature of Operations: Southern Heritage Bancshares, Inc. was formed in 2004 as a one bank holding company that owns 100% of Southern Heritage Bank (the Bank). Substantially all of the consolidated operations are that of the Bank.

Southern Heritage Bank received its charter as a state bank and began operations on April 12, 1999. The Company provides a variety of banking services to individuals and businesses in Bradley County, Tennessee. Its primary deposit products are demand and savings deposits and certificates of deposit, and its primary lending products are commercial, real estate mortgage and installment loans. There are no significant concentrations of loans to any one industry or customer. However, the customer’s ability to repay their loans is dependent on the real estate and general economic conditions in the area.

Subsequent Events: The Company has evaluated subsequent events for recognition and disclosure through March 28, 2014, which is the date the financial statements were available to be issued.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, fair values of financial instruments, and the carrying value of deferred tax assets are particularly subject to change.

Interest-Bearing Deposits in Other Financial Institutions: Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions with maturities fewer than 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, federal funds purchased and repurchase agreements.

Securities : Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level- yield method without anticipating prepayments. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company’s intent to sell the security or if it is more likely than not that it will be required to sell the security before its anticipated recovery in fair value.

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands except per share data)

NOTE 1 – NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Management evaluates securities for other-than-temporary impairment (OTTI) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. When OTTI occurs the amount of the OTTI recognized in earnings depends on whether the Company intends to sell the security or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss. If the Company intends to sell or it is more likely than not it will be required to sell the security before recovery of its amortized cost basis, less any current-period credit loss, the OTTI shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. Otherwise, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors is recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the investment.

Mortgage Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. The related servicing rights are generally sold with the loans, therefore no mortgage servicing assets have been recorded during 2013 or 2012. At December 31, 2013 and 2012, cost approximates the fair value of such loans. Interest rate lock commitments to fund mortgage loans in the secondary market are accounted for as free standing derivatives. The changes in fair value of these derivatives are not material at December 31, 2013 and 2012.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned fees and costs and an allowance for loan losses.

Interest income is reported on the interest method and includes amortization of net deferred loan fees over the loan term using the level-yield method without anticipating prepayments. Interest income on mortgage, consumer, and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued, but not received, for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Concentration of Credit Risk: Most of the Company’s business activity is with customers located within Bradley County, Tennessee. Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economy in the Bradley County area.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands except per share data)

NOTE 1 – NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the original contractual terms is not expected. Commercial and commercial real estate loans meeting certain size and performance characteristics are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, are not separately identified for impairment disclosures. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties and the Company has granted concessions, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Troubled debt restructurings are separately identified for impairment disclosures. In order to determine whether a borrower is in financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the company’s internal underwriting policy and is measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent 3 years. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The following portfolio segments have been identified:

Commercial loans include loans for commercial, industrial or agricultural purposes to business enterprises that are not secured by real estate. These loans are typically made on the basis of the borrower’s ability to repay from the cash flow of the borrower’s business and are generally secured by accounts receivable, inventory, and equipment. The collateral securing loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

 (Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands except per share data)

NOTE 1 – NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Construction and land development loans include loans to finance the process of improving properties preparatory to erecting new structures or the on-site construction of industrial, commercial, residential or farm buildings. Construction and land development loans also include loans secured by vacant land, except land known to be used or usable for agricultural purposes. Construction and land development loans generally are made for relatively short terms. They generally are more vulnerable to changes in economic conditions. Further, the nature of these loans is such that they are more difficult to evaluate and monitor. The risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value upon completion of the project and the estimated cost (including interest) of the project. Periodic site inspections are made on construction loans.

Commercial real estate loans include loans secured by non -residential real estate and improvements thereon. Often these loans are made to single borrowers or groups of related borrowers, and the repayment of these loans largely depends on the results of operations and management of these properties. Adverse economic conditions may affect the repayment ability of these loans.

Residential real estate loans include loans secured by residential real estate, including single-family and multi-family dwellings. Adverse economic conditions in the Bank’s market area may reduce borrowers’ ability to repay these loans and may reduce the collateral value securing these loans.

Consumer and other loans include loans to individuals for household, family and other personal expenditures that are not secured by real estate. Consumer and other loans are generally secured by customer vehicles and other household goods. The collateral securing consumer and other loans may depreciate over time.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, less estimated cost to sell, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method. Furniture, fixtures and equipment are depreciated using the straight-line method.

Long- term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Restricted Equity Securities: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

 (Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands except per share data)

NOTE 1 – NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Off Balance Sheet Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Retirement Plans: Employee 401(k) plan expense is the amount of matching and discretionary contributions.

Stock -Based Compensation: Compensation cost is recognized for stock options issued to employees, based on fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. Compensation cost is recognized over the required service period, generally defined as the vesting period.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Comprehensive Income/(Loss): Comprehensive income/(loss) consists of net income and other comprehensive income/(loss). Other comprehensive income/(loss) includes unrealized gains and losses on securities available for sale, net of tax, which is also recognized as a separate component of equity.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Fair Value of Financial Instruments : Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash : Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no affect on prior year net income or shareholders’ equity

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands except per share data)

NOTE 2 - SECURITIES

The fair value of securities available for sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income/(loss) were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
2013	Cost	Gains	Losses	Value

U.S. Government sponsored entities
and agencies	$1,759	$-	$(41)	$1,718
State and municipal	49,810	104	(3,419)	46,495
Mortgage-backed, residential	20,856	234	(337)	20,753
Total	$72,425	$338	$(3,797)	$68,966
2012
U.S. Government sponsored entities
and agencies	$1,000	$39	$-	$1,039
State and municipal	38,611	1,285	(135)	39,761
Mortgage-backed, residential	16,234	339	(33)	16,540
Total	$55,845	$1,663	$(168)	$57,340

Proceeds from sales, gross gains and gross losses of securities available for sale were as follows:

	2013	2012
Proceeds from sales	$12,208	$24,054
Gross gains	164	1,049
Gross losses	-	-

The amortized cost and fair value of debt securities at year end 2013 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Amortized
	Cost	Fair Value
Due within one year	$-	$-
Due from five to ten years	7,629	7,464
Due after ten years	43,940	40,749
Mortgage-backed, residential	20,856	20,753
Total	$72,425	$68,966

Securities pledged at year end 2013 and 2012 had a carrying amount of $2,207 and $4,349 and were pledged to secure public deposits and repurchase agreements.

At year end 2013 and 2012, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies or U.S. government sponsored entities, in an amount greater than 10% of shareholders’ equity.

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands except per share data)

NOTE 2 – SECURITIES (Continued)

The following table shows securities with unrealized losses and their fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

Less than 12 Months			12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
2013	Value	Loss	Value	Loss	Value	Loss

U.S Government sponsored entities
and agencies	$1,718	(41)	$-	$-	$1,718	$(41)
State and municipal bonds	35,959	(3,007)	2,398	(412)	38,357	(3,419)
Mortgage-backed,
residential	9,567	(262)	1,402	(75)	10,969	(337)
Total temporarily
impaired	$47,244	$(3,310)	$3,800	$(487)	$51,044	$(3,797)
2012
State and municipal bonds	$8,669	(135)	$-	$-	$8,669	$(135)
Mortgage-backed,
residential	3,455	(33)	-	-	3,455	(33)
Total temporarily
impaired	$12,124	$(168)	$-	$-	$12,124	$(168)

Unrealized losses on securities have not been recognized into income because the issuers are of high credit quality (all are rated at investment grade by at least one of the ratings agencies), including various government sponsored entities, management does not intend to sell and it is not more likely than not that management will be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates and other market conditions. The fair value is expected to recover as the securities approach their maturity date and/or market rates change.

NOTE 3 - LOANS
Loans at year-end by class were as follows:	2013	2012
Commercial	$22,374	$25,557
Commercial real estate	52,176	55,957
Construction and land development	17,348	17,233
Residential real estate:
Home equity	11,834	14,128
1-4 family	16,875	16,962
Multi-family	3,967	4,817
Consumer	2,027	2,208
Other	9,433	12,426
Subtotal	136,034	149,288
Less: Allowance for loan losses	(1,967)	(2,272)
Loans, net	$134,067	$147,016

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands except per share data)

NOTE 3 – LOANS (Continued)

The following table presents the activity in the allowance for loan losses by portfolio segment for the years ending December 31, 2013 and 2012:

		Commercial	Construction	Residential
		Real	and Land	Real
December 31, 2013	Commercial	Estate	Development	Estate	Consumer	Other	Unallocated	Total
Allowance for loan losses:
Beginning balance	$805	$658	$234	$373	$43	$42	$117	$2,272
Provision for loan losses	(192)	77	323	27	5	1	(117)	124
Loans charged-off	(43)	(238)	(222)	(60)	(39)	-	-	(602)
Recoveries	49	24	84	6	10	-	-	173
Total ending allowance balance	$619	$521	$419	$346	$19	$43	$-	$1,967
December 31, 2012
Allowance for loan losses:
Beginning balance	$478	$1,221	$245	$617	$31	$2	$-	$2,594
Provision for loan losses	418	622	(82)	(154)	19	40	117	980
Loans charged-off	(94)	(1,192)	-	(109)	(20)	-	-	(1,415)
Recoveries	3	7	71	19	13	-	-	113
Total ending allowance balance	$805	$658	$234	$373	$43	$42	$117	$2,272

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands except per share data)

NOTE 3 – LOANS (Continued)

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method for the years December 31, 2013 and 2012:

	Commercial	Construction	Residential
	Real	and Land	Real
December 31, 2013	Commercial	Estate	Development	Estate	Consumer	Other	Unallocated	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$106	$141	$56	$25	$-	$-	$-	$328
Collectively evaluated for impairment	513	380	363	321	19	43	-	1,639
Total ending allowance balance	$619	$521	$419	$346	$19	$43	$-	$1,967
Loans:
Loans individually evaluated for impairment	$1,183	$5,138	$56	$863	$-	$-	$-	$7,240
Loans collectively evaluated for impairment	21,191	47,038	17,292	31,813	2,027	9,433	-	128,794
Total ending loans balance	$22,374	$52,176	$17,348	$32,676	$2,027	$9,433	$-	$136,034
December 31, 2012
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$42	$147	$51	$31	$-	$-	$-	$271
Collectively evaluated for impairment	763	511	183	342	43	42	117	2,001
Total ending allowance balance	$805	$658	$234	$373	$43	$42	$117	$2,272
Loans:
Loans individually evaluated for impairment	$53	$5,084	$653	$235	$-	$-	$-	$6,025
Loans collectively evaluated for impairment	25,504	50,873	16,580	35,672	2,208	12,426	-	143,263
Total ending loans balance	$25,557	$55,957	$17,233	$35,907	$2,208	$12,426	$-	$149,288

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands except per share data)

NOTE 3 – LOANS (Continued)

The following table presents information related to impaired loans by class of loans as of and for the years ended December 31, 2013 and 2012:

	Unpaid		Allowance for	Average	Interest	Cash Basis
December 31, 2013	Principal	Recorded	Loan Losses	Recorded	Income	Interest
	Balance	Investment	Allocated	Investment	Recognized	Recognized
With no related allowance recorded:
Commercial real estate	$4,330	$4,330	$-	$4,380	$255	$255
Commercial	1,022	1,022	-	1,037	57	57
Residential R/E	700	700	-	737	25	25

Subtotal	6,052	6,052	-	6,154	337	337

With an allowance recorded:
Commercial	161	161	106	170	8	8
Commercial real estate	809	809	141	810	16	16
Construction and land development	56	56	56	58	-	-
Residential real estate
1-4 family 2nd Lien	162	162	25	163	-	-

Subtotal	1,188	1,188	328	1,201	24	24

Total	$7,240	$7,240	$328	$7,355	$361	$361

December 31, 2012
With no related allowance recorded:
Commercial real estate	$3,319	$3,319	$-	$3,414	$254	$254

Subtotal	3,319	3,319	-	3,414	254	254
With an allowance recorded:
Commercial	53	53	42	69	6	6
Commercial real estate	1,765	1,765	147	1,776	108	108
Construction and land development	653	653	51	660	34	34
Residential real estate:
1-4 family	235	235	31	235	14	14

Subtotal	2,706	2,706	271	2,740	162	162

Total	$6,025	$6,025	$271	$6,154	$416	$416

The recorded investment in loans excludes accrued interest receivable and loan origination fees, net due to immateriality. For purposes of this disclosure, the unpaid principal balance is reduced for net charge-offs as they were immaterial.

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

(Dollar amounts in thousands except per share data)

NOTE 3 – LOANS (Continued)

Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category. Non-accrual loans and loans past due 90 days still on accrual include both smaller balance homogenous loans that are collectively evaluated for impairment and individually classified impaired loans.

The following tables present the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of December 31, 2013 and 2012:

			Loans Past Due Over
	Nonaccrual		90 Days Still Accruing
	2013	2012	2013	2012
Commercial real estate	$707	$588	$-	$-
Construction and land development	55	653	-	-
Residential real estate:
1-4 Family	225	235	-	-
Consumer	2	14	-	-
Total	$989	$1,490	$-	$-

The following table presents the aging of the recorded investment in past due loans as of December 31, 2013 and 2012 by class of loans:

	30 - 59	60 - 89	Greater than
	Days	Days	89 Days	Total	Loans Not
December 31, 2013	Past Due	Past Due	Past Due	Past Due	Past Due	Total

Commercial	$1,078	$-	$-	$1,078	$21,296	$22,374
Commercial real estate	3,066	-	75	3,140	49,036	52,176
Construction and land
development	193	-	-	193	17,155	17,348
Residential real estate:
Home equity	30	-	-	30	11,804	11,834
1-4 family	-	-	30	30	16,845	16,875
Multi-family	-	-	-	-	3,967	3,967
Consumer	14	9	2	26	2,001	2,027
Other	-	-	-	-	9,433	9,433
Total	$4,381	$9	$107	$4,497	$131,537	$136,034
December 31, 2012
Commercial	$47	$20	$-	$67	$25,490	$25,557
Commercial real estate	2,149	142	-	2,291	53,666	55,957
Construction and land
development	5	-	-	5	17,228	17,233
Residential real estate:
Home equity	-	-	-	-	14,128	14,128
1-4 family	399	-	-	399	16,563	16,962
Multi-family	-	-	-	-	4,817	4,817
Consumer	7	12	14	33	2,175	2,208
Other	-	-	-	-	12,426	12,426
Total	$2,607	$174	$14	$2,795	$146,493	$149,288

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollar amounts in thousands except per share data)

NOTE 3 – LOANS (Continued)

Troubled Debt Restructurings:

The Company has a recorded investment of $359 and $371 in loans that are considered to be troubled debt restructurings as of December 31, 2013 and 2012, respectively. The Company has allocated $20 and $20 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2013 and 2012. No additional lending commitments have been made to borrowers with outstanding loans classified as troubled debt restructurings as of December 31, 2013.

During the year ending December 31, 2013, there were no loans whose terms were modified as troubled debt restructurings.

During the year ending December 31, 2012, there were two loans whose terms were modified as troubled debt restructurings. The pre-modification and post-modification recorded investment for these loans was $371. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan or an extension of the maturity date. The modifications described above increased the allowance for loan losses by $20 and resulted in no charge offs during the year ending December 31, 2012.

The Bank had no loans that were previously modified as a troubled debt restructuring for which there was a payment default within twelve months following the modification during the year ended December 31, 2013 and 2012. A loan is considered to be in payment default once it is 60 days contractually past due under the modified terms.

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on a quarterly basis for commercial, commercial real estate, and construction and land development loans. For residential real estate, consumer, and other loans, the analysis primarily involves monitoring of the past due status of the loan and at such time a loan becomes past due, the loan is evaluated to determine if a change in the risk category is necessary. The Company uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollar amounts in thousands except per share data)

NOTE 3 – LOANS (Continued)

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Based on the most recent analysis performed, the risk category of loans by class of loans is as follows for the years December 31, 2013 and 2012:

		Special
December 31, 2013	Pass	Mention	Substandard	Doubtful		Total

Commercial	$20,727	$389	$1,258		$-	$22,374
Commercial real estate	47,038	-	5,138		-	52,176
Construction and land
development	17,297	48	3		-	17,348
Residential real estate
Home equity	11,834	-	-		-	11,834
1-4 family	15,481	248	1,146		-	16,875
Multi-family	3,967	-	-		-	3,967
Consumer	2,013	2	12		-	2,027
Other	9,433	-	-		-	9,433
Total	$127,790	$687	$7,557		$-	$136,034
December 31, 2012
Commercial	$24,007	$1,409	$141		$-	$25,557
Commercial real estate	47,623	3,108	5,226		-	55,957
Construction and land
development	16,034	541	658		-	17,233
Residential real estate
Home equity	13,430	500	198		-	14,128
1-4 family	15,450	1,034	478		-	16,962
Multi-family	4,817	-	-		-	4,817
Consumer	2,177	5	17		9	2,208
Other	12,426	-	-		-	12,426
Total	$135,964	$6,597	$6,718		$9	$149,288

Loans outstanding to principal officers, directors, and their affiliates at year end 2013 and 2012 were $8,807 and $9,394.

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollar amounts in thousands except per share data)

NOTE 4 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2013	2012
Land	$1,638	$1,716
Buildings	2,873	2,957
Leasehold improvements	797	793
Furniture, fixtures and equipment	1,857	1,981
	7,165	7,447
Less: Accumulated depreciation	(3,050)	(3,076)
	$4,115	$4,371

Depreciation expense was $240 and $312 for 2013 and 2012.

NOTE 5 - DEPOSITS

Time deposits of $100 or more were $40,363 and $37,306 at year end 2013 and 2012.

Scheduled maturities of time deposits for the next five years were as follows at year end 2013:

2014	$29,044
2015	17,734
2016	8,940
2017	7,706
2018	11,358

NOTE 6 - SUBORDINATED DEBENTURES

A trust formed by the Company issued $5,000 of floating rate trust preferred securities in 2004 as part of a pooled offering of such securities. The Company issued subordinated debentures in the amount of $5,155 to the trust in exchange for the proceeds of the offering; the debentures represent the sole assets of the trust. The trust is not consolidated with the Company’s financial statements, but rather the subordinated debentures are shown as a liability. The rate varies quarterly at 3-month LIBOR, plus 2.05% and was 2.29% and 2.36% at December 31, 2013 and 2012. The Company may redeem the subordinated debentures, in whole or in part, after December 2009 at face value. The subordinated debentures must be redeemed no later than December 2034. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollar amounts in thousands except per share data)

NOTE 7 - INCOME TAXES
The components of income tax expense are summarized as follows:	2013	2012

Current federal	$747	$281
Current state	251	-
Deferred federal	(134)	508
Deferred state	(18)	241
Actual income tax expense	$846	$1,030

The net deferred tax asset is recorded in other assets on the balance sheet. Temporary differences between tax and financial reporting that result in net deferred tax assets (liabilities) are as follows at December 31, 2013 and 2012:

Deferred tax assets:	2013	2012

Unrealized loss on securities	$1,176	$-
Allowance for loan losses	13	-
Net operating loss carryforward	-	340
Capital loss carryforward	212	212
Alternative minimum tax credit	685	468
Losses on other real estate	337	185
Other	33	62
Total deferred tax assets	2,456	1,267
Deferred tax liabilities:	2013	2012

Depreciation	$(194)	$(217)
Allowance for loan losses	-	(925)
Prepaid expenses	(70)	(76)
Unrealized gain on securities	-	(508)
Other	(28)	(28)
Total deferred tax liabilities	(292)	(1,754)
Valuation allowance	(212)	(212)
Net deferred tax asset (liability)	$1,952	$(699)

In 2009 the company incurred a capital loss of $624,861 which is able to be carried forward for five years. If unused the capital loss carryforward will expire at December 31, 2014. A valuation allowance was established in a previous year for the capital loss carryforward.

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollar amounts in thousands except per share data)

NOTE 7 - INCOME TAXES (Continued)

A reconciliation of actual income tax expense in the financial statements to the “expected” tax expense (computed by applying the statutory Federal income tax rate of 34% to income or loss before income taxes) is as follows:

	2013	2012
Computed “expected” income tax expense	$1,214	$1,254
Tax exempt income	(441)	(400)
State income taxes, net of effect of
Federal income taxes	154	159
Expenses not allowed as tax deductions	4	4
Other, net	(85)	13
Income tax expense	$846	$1,030

The Company does not have any uncertain tax positions and does not have any interest and penalties recorded in the statement of operations for the years ended December 31, 2013 and 2012. The Company and its subsidiary are subject to U.S. federal income tax as well as income tax of the state of Tennessee. The Company is no longer subject to examination by taxing authorities for years before 2009.

NOTE 8 – REGULATORY CAPITAL MATTERS

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Management believes as of December 31, 2013, the Bank meets all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. As of December 31, 2013 and 2012, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollar amounts in thousands except per share data)

NOTE 8 – REGULATORY CAPITAL MATTERS (Continued)

Actual and required capital amounts and ratios for the Bank are presented below.

					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
December 31, 2013	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to risk
weighted assets	$34,102	20.61%	$13,236	8.00%	$16,545	10.00%
Tier 1 (Core) Capital to
risk weighted assets	32,135	19.42	6,618	4.00	9,927	6.00
Tier 1 (Core) Capital to
average assets	32,135	13.60	9,455	4.00	11,818	5.00
December 31, 2012
Total Capital to risk
weighted assets	$32,165	18.35%	$14,023	8.00%	$17,529	10.00%
Tier 1 (Core) Capital to
risk weighted assets	29,973	17.10	7,012	4.00	10,517	6.00
Tier 1 (Core) Capital to
average assets	29,973	12.74	9,409	4.00	11,761	5.00

The Company’s principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. As of December 31, 2013, the Bank could, without prior approval, declare dividends of approximately $5,036 plus any 2014 net profits retained to the date of dividend declaration.

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollar amounts in thousands except per share data)

NOTE 9 – SHAREHOLDERS’ EQUITY

On September 8, 2011, as part of the Small Business Lending Fund (SBLF), the Company entered into a Small Business Lending Fund Securities Purchase Agreement (SBLF Purchase Agreement) with the United States Department of the Treasury (Treasury). Under the SBLF Purchase Agreement, the Company issued 5,105 shares of preferred stock, Series D to the Treasury. The preferred stock, Series D shares qualify as Tier 1 capital and will pay quarterly dividends. The initial dividend rate was 5%. The dividend rate at December 31, 2013 and 2012 was 1%. The dividend rate can fluctuate between 1% and 5% based on the growth in qualified small business loans, which are calculated quarterly.

The following table sets forth the relative rights and preferences on the Company’s common stock and the Class A common stock, Class B common stock and Series A Preferred Stock:

	Common Stock	Class A Common Stock	Class B Common Stock	Series A Preferred Stock
Voting Rights	Entitled to vote on all matters for which shareholder approval is required pursuant to our governing documents, and under Tennessee law	Entitled to vote only on any merger, share exchange, sale of substantially all the assets, voluntary dissolution or as required by law	Only entitled to vote as may be required by law	Only entitled to vote as may be required by law, and in connection with the issuance of any stock having rights superior to the Series A Preferred Stock
Dividends	If and when declared by our board of directors.	3% premium on any dividends paid on our common stock	5% premium on any dividends paid on our common stock	10% premium on any dividends paid on our common stock
Liquidation Rights	Entitled to distribution of assets on same basis as holders of Class A common stock and Class B common stock.	Entitled to distribution of assets on same basis as holders of common stock	Entitled to distribution of assets on same basis as holders of common stock	Entitled to distribution of assets (i) on same basis as holders of common stock, or (ii) equal to the book value of the common stock, whichever is greater
Conversion Rights	None	None	None	Convertible to common stock upon a change in control

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollar amounts in thousands except per share data)

NOTE 10 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off -balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment. The majority of the Company’s commitments to extend credit has maturities less than one year and reflects the prevailing market interest rates at the time of the commitment.

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year end.

	2013	2012
Commitments to extend credit	$25,468	$29,435
Letters of credit	161	63

NOTE 11 – RETIREMENT PLAN

The Company has a 401(k) profit sharing plan covering employees meeting certain age and service requirements. Employees may contribute up to a certain dollar amount which is set by law. Through 2008, the Company made matching contributions equal to 75% of the employee’s contribution up to 6% of the employee’s compensation. Participants are vested immediately in their contributions plus the actual earnings thereon. Company contributions are vested 20% per year over 5 years. Effective January 1, 2009, the Company elected not to match employee contributions to 401(k) profit sharing plan.

The Company made discretionary contributions for 2013 and 2012. Expense for 2013 and 2012 was $91 and $88 respectively.

NOTE 12 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Investment Securities: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2 inputs).

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollar amounts in thousands except per share data)

NOTE 12 – FAIR VALUE (Continued)

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach.

Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Assets Measured on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below:

		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
December 31, 2013	Carrying	Assets	Inputs	Inputs
Available for sale securities:	Value	(Level 1)	(Level 2)	(Level 3)

U.S. Government sponsored entities
and agencies	$1,718	$-	$1,718	$-
State and municipal	46,495	-	46,495	-
Mortgage-backed, residential	20,753	-	20,753	-
Total available for sale securities	$68,966	$-	$68,966	$-
December 31, 2012
Available for sale securities:
U.S. Government sponsored entities
and agencies	$1,039	$-	$1,039	$-
State and municipal	39,761	-	39,761	-
Mortgage-backed, residential	16,540	-	16,540	-
Total available for sale securities	$57,340	$-	$57,340	$-

There were no significant transfers between Level 1 and Level 2 during 2013 or 2012.

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollar amounts in thousands except per share data)

NOTE 12 – FAIR VALUE (Continued)

Assets Measured on a Non-Recurring Basis

Assets measured at fair value on a non-recurring basis using significant unobservable inputs (level 3) are summarized below:

Significant
Unobservable
Inputs
December 31, 2013	(Level 3)
Impaired loans:
Commercial	$55
Commercial real estate	668
Construction and land development	-
Residential real estate:
1-4 family	137
Total	$860
Other real estate owned:
Commercial real estate	$650
Residential real estate	581
Total	$1,231
Significant
Unobservable
Inputs
December 31, 2012	(Level 3)
Impaired loans:
Commercial	$11
Commercial real estate	1,618
Construction and land development	602
Residential real estate:
1-4 family	204
Total	$2,435
Other real estate owned:
Commercial real estate	$-
Residential real estate	1,009
Total	$1,009

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollar amounts in thousands except per share data)

NOTE 12 – FAIR VALUE (Continued)

The following represent impairment charges recognized during the period:

Collateral dependent impaired loans include loans which are measured for impairment using the fair value of the collateral and loans that have been charged down to the fair value of the collateral. These loans had an outstanding balance of $1,188 with a valuation allowance of $328 as of December 31, 2013, resulting in an additional provision for loan losses of $487 for the year. These loans had an outstanding balance of $2,706 with a valuation allowance of $271 as of December 31, 2012, resulting in an additional provision for loan losses of $249 for the year.

Other real estate owned which is measured at the lower of carrying fair value less costs to sell, had a net carrying amount of $1,231, which is made up of the outstanding balance of $1,375, net of a valuation allowance of $144 at December 31, 2013, resulting in a charge of $144 for the year ending December 31, 2013.

Other real estate owned which is measured at the lower of carrying fair value less costs to sell, had a net carrying amount of $1,009, which is made up of the outstanding balance of $1,796, net of a valuation allowance of $787 at December 31, 2012, resulting in a charge of $381 for the year ending December 31, 2012.

The following table presents quantitative information about level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2013:

	Fair	Valuation		Weighted
Impaired loans -	Value	Technique(s)	Unobservable Input(s)	Average

Commercial real estate	$668	Income	Capitalization rate	11.5%
		approach
Residential real estate	$137	Sales	Adjustment for differences	0%
		comparison	between the comparable
		approach	sales
Commercial	$55	Sales	Adjustment for differences	2.77%
		comparison	between the comparable
		approach	sales
Other real estate -
Commercial	$650	Sales	Adjustment for differences	35%
		comparison	between the comparable
		approach	sales
Residential	$581	Sales	Adjustment for differences	35%
		comparison	between the comparable
		approach	sales

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollar amounts in thousands except per share data)

NOTE 12 – FAIR VALUE (Continued)

The following table presents quantitative information about level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2012:

	Fair	Valuation		Weighted
Impaired loans -	Value	Technique(s)	Unobservable Input(s)	Average

Commercial real estate	$1,629	Income	Capitalization rate	10%
		approach
Residential real estate	$204	Sales	Adjustment for differences	7.18%
		comparison	between the comparable
		approach	sales
Construction	$602	Income	Discount rate	15.00%
		approach
		Sales	Adjustment for differences	24.62%
		Comparison	between the comparable
Other real estate -			Sales

Residential	$1,009	Sales	Adjustment for differences	5.60%
		comparison	between the comparable
		approach	sales
		Income	Discount rate	22.07%
		approach

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012
(Dollar amounts in thousands except per share data)

NOTE 12 – FAIR VALUE (Continued)

Carrying amount and estimated fair values of financial instruments at December 31, 2013 and 2012 were as follows:

	2013		2012
	Carrying	Fair	Carrying	Fair
Financial assets	Amount	Value	Amount	Value

Cash and cash equivalents	$21,668	$21,668	$26,259	$26,259
Securities available for sale	68,966	68,966	57,340	57,340
Loans held for sale	3,219	3,219	3,785	3,785
Loans, net of allowance	134,067	133,219	147,016	146,850
Restricted equity securities	605	N/A	605	N/A
Accrued interest receivable	983	983	970	970
Financial liabilities
Deposits	$205,345	$206,192	$208,486	$208,178
Repurchase agreements	-	-	1,489	1,489
Subordinated debentures	5,155	3,468	5,155	4,037
Accrued interest payable	181	181	251	251

The methods and assumptions, not previously presented used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, accrued interest receivable and payable, demand deposits, repurchase agreements, and variable rate loans and deposits. Given the restrictions on transferability of restricted equity securities, it is not practicable to estimate fair value. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of loans does not necessarily represent an exit price. Fair value of loans held for sale is based on market quotes for similar assets. Fair value of subordinated debentures is based on current rates for similar financing. The fair value of off-balance-sheet items is not considered material.

NOTE 13 – SUBSEQUENT EVENTS

On March 19, 2014, the Company signed a definitive agreement (“agreement”) to be acquired by First Citizens Bancshares, Inc. (“FCB”), located in Dyersburg, Tennessee with $1.2 billion (unaudited) in assets. Under the terms of the agreement, the Company’s shareholders will receive consideration valued at $24.50 per share. Shareholders of the Company will be able to elect to receive consideration in the form of 100% FCB stock, 100% cash, or a combination of 50% FCB stock and 50% cash, subject to certain adjustments and proration procedures provided in the agreement. The transaction, which is expected to close in the 3rd quarter of 2014, remains subject to approval by the Company’s shareholders and approval by federal and state regulatory authorities as well as the satisfaction of other customary closing conditions provided in the agreement.

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(JUNE 30, 2014)

SOUTHERN HERITAGE BANCSHARES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
June 30, 2014 and December 31, 2013
(Dollar amounts in thousands, except per share data)
(Unaudited)

	June 30,	December 31,
ASSETS	2014	2013

Cash and due from financial institutions	$7,266	$10,029
Federal funds sold	18,009	11,538
Interest bearing deposits in other financial institutions	101	101
Cash and cash equivalents	25,376	21,668
Securities available for sale	78,155	68,966
Mortgage loans held for sale	2,608	3,219
Loans	131,457	136,034
Allowance for loan losses	(2,023)	(1,967)
Net loans	129,434	134,067
Other real estate owned	393	1,231
Premises and equipment, net	4,021	4,115
Restricted equity securities	605	605
Accrued interest receivable	1,027	983
Other assets	1,928	2,224
Total assets	$243,547	$237,078
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Non-interest bearing	$31,740	$26,926
Interest bearing	177,268	178,419
Total deposits	209,008	205,345
Subordinated debentures	5,155	5,155
Accrued interest payable	156	181
Other liabilities	1,530	1,213
Total liabilities	215,849	211,894
Shareholders’ equity
Series A preferred stock, no par value, 1,000,000 shares
authorized	-	-
Series D preferred stock, $5,105 liquidation value,
5,105 authorized and issued	5,105	5,105
Common stock, $1 par value, 2,000,000 shares authorized,
2014-936,375 issued, 2013-936,375 issued	936	936
Class A common stock, $1 par value, 1,000,000 shares
authorized, 151,949 issued	152	152
Class B common stock, $1 par value, 1,000,000 shares
authorized, 193,176 issued	193	193
Additional paid in capital	16,426	16,426
Retained earnings	5,372	4,655
Accumulated other comprehensive loss	(486)	(2,283)
Total shareholders’ equity	27,698	25,184
Total liabilities and shareholders’ equity	$243,547	$237,078
See accompanying notes to financial statements.
F-98

SOUTHERN HERITAGE BANCSHARES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

For the three-month and six-month periods ended June 30, 2014 and 2013

(Dollar amounts in thousands except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Interest income and dividends	2014	2013	2014	2013

Loans, including fees	$1,644	$1,913	$3,296	$3,844
Securities:
Taxable	153	115	308	224
Tax-exempt	381	329	758	641
Federal funds sold	12	3	21	5
	2,190	2,360	4,383	4,714
Interest expense
Deposits	253	279	506	569
Other	30	31	60	62
	283	310	566	631
Net interest income	1,907	2,050	3,817	4,083
Provision for loan losses	1	(119)	77	2
Net interest income after provision for loan losses	1,906	2,169	3,740	4,081
Noninterest income
Service charges on deposit accounts	111	118	217	251
Gain on sale of mortgage loans	286	399	558	829
Gain on sale of securities, net	233	(4)	326	165
Other	192	157	386	339
Total noninterest income	822	670	1,487	1,584
Noninterest expense
Salaries and employee benefits	981	953	1,882	1,858
Occupancy and equipment	85	96	171	183
Data processing	179	163	352	326
Advertising and public relations	68	70	130	127
Professional services	63	66	127	132
Federal deposit insurance	40	44	81	79
(Gain)/loss on other real estate owned, net	10	29	(23)	146
Other	419	387	831	695
Total noninterest expense	1,845	1,808	3,551	3,546
Income before income tax expense	883	1,031	1,676	2,119
Income tax expense	218	289	402	607
Net income	$665	$742	$1,274	$1,512
Preferred stock dividends	13	13	25	26
Net income available to common shareholders	$652	$729	$1,249	$1,486

See accompanying notes to financial statements.

SOUTHERN HERITAGE BANCSHARES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-month and six-month periods ended June 30, 2014 and 2013

(Dollar amounts in thousands except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
Net income	$665	$742	$1,274	$1,512
Other comprehensive income (loss):
Unrealized gains/losses on securities:
Unrealized holding gain (loss) arising during
the period	1,289	(3,060)	3,049	(3,796)
Reclassification adjustment for gains included
in net income	(233)	4	(326)	(165)
Tax effect	(359)	1,039	(926)	1,347
Total other comprehensive income (loss)	697	(2,017)	1,797	(2,614)
Comprehensive income/(loss)	$1,362	$(1,275)	$3,071	$(1,102)

See accompanying notes to financial statements.

SOUTHERN HERITAGE BANCSHARES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2014 and 2013

(Dollar amounts in thousands except per share data)
(Unaudited)

Cash flows from operating activities	2014	2013

Net income	$1,274	$1,512
Adjustments to reconcile net income to
net cash from operating activities
Provision for loan losses	77	2
Depreciation of premises and equipment	119	121
Net amortization of securities	154	157
Gain on sale of securities, net	(326)	(165)
Gain on sale of mortgage loans	(558)	(829)
(Gain)/loss on other real estate owned, net	(23)	146
Stock compensation expense	-	7
Changes in operating assets and liabilities:
(Increase)/decrease in accrued interest receivable	(44)	46
Increase/(decrease) in accrued interest payable	(25)	(72)
Other assets	(630)	1,222
Other liabilities	317	(567)
Loans held for sale	1,169	1,080
Net cash from operating activities	1,504	2,660
Cash flows from investing activities
Proceeds from maturities and redemptions
of securities available for sale	1,498	2,875
Proceeds from sales of securities available for sale	15,510	4,466
Purchases of securities available for sale	(23,302)	(19,860)
Net change in loans	4,500	5,735
Proceeds from sale of other real estate	917	360
Net purchases of premises and equipment	(25)	(46)
Net cash used in investing activities	(902)	(6,470)
Cash flows from financing activities
Net change in deposits	3,663	(518)
Increase (decrease) in repurchase agreements	-	(1,489)
Cash dividends	(532)	(524)
Preferred stock dividends	(25)	(26)
Net cash from/(used in) financing activities	3,106	(2,557)
Net change in cash and cash equivalents	$3,708	$(6,367)
Cash and cash equivalents at beginning of year	21,668	26,259
Cash and cash equivalents at end of year	$25,376	$19,982
Cash paid during the period for
Interest	$591	$703

See accompanying notes to financial statements.

SOUTHERN HERITAGE BANCSHARES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except per share data)
(Unaudited)

NOTE 1 – NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation : The consolidated financial statements include Southern Heritage Bancshares, Inc. and its wholly owned subsidiary, Southern Heritage Bank, together referred to as the Company. Intercompany transactions and balances are eliminated in consolidation. All dollar amounts are in thousands except per share data.

The accompanying unaudited consolidated financial statements for Southern Heritage Bancshares, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, the financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statement presentation. The interim consolidated financial statements included herein are unaudited but reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the consolidated balance sheet and results of operations for the interim periods presented. The results of operations for the period ended June 30, 2014 are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2013.

Nature of Operations: Southern Heritage Bancshares, Inc. was formed in 2004 as a one bank holding company that owns 100% of Southern Heritage Bank (the Bank). Substantially all of the consolidated operations are that of the Bank.

Southern Heritage Bank received its charter as a state bank and began operations on April 12, 1999. The Company provides a variety of banking services to individuals and businesses in Bradley County, Tennessee. Its primary deposit products are demand and savings deposits and certificates of deposit, and its primary lending products are commercial, real estate mortgage and installment loans. There are no significant concentrations of loans to any one industry or customer. However, the customer’s ability to repay their loans is dependent on the real estate and general economic conditions in the area.

Subsequent Events : The Company has evaluated subsequent events for recognition and disclosure through August 20, 2014, which is the date the financial statements were available to be issued.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, fair values of financial instruments, and the carrying value of deferred tax assets are particularly subject to change.

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except per share data)

(Unaudited)

NOTE 2 - SECURITIES

The fair value of securities available for sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive loss were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
June 30, 2014	Cost	Gains	Losses	Value

U.S. Government sponsored entities
and agencies	$2,719	$8	$(34)	$2,693
State and municipal	55,652	576	(1,232)	54,996
Mortgage-backed, residential	20,520	92	(146)	20,466
Total	$78,891	$676	$(1,412)	$78,155
December 31, 2013
U.S. Government sponsored entities
and agencies	$1,759	$-	$(41)	$1,718
State and municipal	49,810	104	(3,419)	46,495
Mortgage-backed, residential	20,856	234	(337)	20,753
Total	$72,425	$338	$(3,797)	$68,966

The amortized cost and fair value of debt securities at June 30, 2014 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Amortized Cost	Fair Value
Due from one to five years	$991	$985
Due from five to ten years	14,204	14,171
Due after ten years	43,176	42,533
Mortgage-backed, residential	20,520	20,466
Total	$78,891	$78,155

Securities pledged at June 30, 2014 and December 31, 2013 had a carrying amount of $4,093 and $2,207, respectively, and were pledged to secure public deposits.

At June 30, 2014 and December 31, 2013, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies or U.S. government sponsored entities, in an amount greater than 10% of shareholders’ equity.

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except per share data)
(Unaudited)

NOTE 2 – SECURITIES (Continued)

The following table shows securities with unrealized losses and their fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
June 30, 2014	Value	Loss	Value	Loss	Value	Loss

U.S. Government sponsored
entities and agencies	$985	$(7)	$700	$(27)	$1,685	$(34)
State and municipal bonds	9,360	(106)	24,215	(1,126)	33,575	(1,232)
Mortgage-backed,
residential	6,603	(19)	4,915	(127)	11,518	(146)
Total temporarily
impaired	$16,948	$(132)	$29,830	$(1,280)	$46,778	$(1,412)
December 31, 2013
U.S. Government sponsored
entities and agencies	$1,718	$(41)	-	-	$1,718	$(41)
State and municipal bonds	35,959	(3,007)	$2,398	$(412)	$38,357	$(3,419)
Mortgage-backed,
residential	9,567	(262)	1,402	(75)	10,969	(337)
Total temporarily
impaired	$47,244	$(3,310)	$3,800	$(487)	$51,044	$ $(3,797)

Unrealized losses on securities have not been recognized into income because the issuers are of high credit quality (all are rated at investment grade by at least one of the ratings agencies), including various government sponsored entities, management does not intend to sell and it is not more likely than not that management will be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates and other market conditions. The fair value is expected to recover as the securities approach their maturity date and/or market rates change.

NOTE 3 - LOANS
Loans by class were as follows:	June 30,	December 31,

	2014	2013
Commercial	$21,021	$22,374
Commercial real estate	57,220	52,176
Construction and land development	9,998	17,348
Residential real estate:
Home equity	11,208	11,834
1-4 family	18,164	16,875
Multi-family	3,808	3,967
Consumer	1,913	2,027
Other	8,125	9,433
Subtotal	131,457	136,034
Less: Allowance for loan losses	(2,023)	(1,967)
Loans, net	$129,434	$134,067

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollar amounts in thousands except per share data)
(Unaudited)

NOTE 3 – LOANS (Continued)

The following table presents the activity in the allowance for loan losses by portfolio segment for the three months ending June 30, 2014 and 2013:

		Commercial	Construction	Residential
		Real	and Land	Real
	Commercial	Estate	Development	Estate	Consumer	Other	Unallocated	Total
June 30, 2014
Allowance for loan losses:
Beginning balance	$595	$483	$444	$374	$19	$45	$46	$2,006
Provision for loan losses	28	164	(196)	(28)	(6)	(13)	52	1
Loans charged-off	(2)	-	(1)	(46)	(4)	-	-	(53)
Recoveries	1	5	55	2	6	-	-	69

Total ending allowance balance	$622	$652	$302	$302	$15	$32	$98	$2,023

June 30, 2013
Allowance for loan losses:
Beginning balance	$490	$767	$485	465	24	62	136	2,429
Provision for loan losses	(170)	(45)	(123)	22	10	(9)	196	(119)
Loans charged-off	(1)	(62)	-	(42)	(5)	-	-	(110)
Recoveries	1	4	6	3	5	-	-	19

Total ending allowance balance	$320	$664	$368	448	34	53	332	2,219

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except per share data)
(Unaudited)

NOTE 3 – LOANS (Continued)

The following table presents the activity in the allowance for loan losses by portfolio segment for the six months ending June 30, 2014 and 2013:

		Commercial	Construction	Residential
		Real	and Land	Real
June 30, 2014	Commercial	Estate	Development	Estate	Consumer	Other	Unallocated	Total
Allowance for loan losses:
Beginning balance	$619	$521	$419	$346	$19	$43	$-	$1,967
Provision for loan losses	11	161	(166)	(8)	(8)	(11)	98	77
Loans charged-off	(10)	(40)	(6)	(52)	(5)	-	-	(113)
Recoveries	2	10	55	16	9	-	-	92
Total ending allowance balance	$622	$652	$302	$302	$15	$32	$98	$2,023
June 30, 2013
Allowance for loan losses:
Beginning balance	$805	$658	$234	$373	$43	$42	$117	$2,272
Provision for loan losses	(498)	61	93	117	3	11	215	2
Loans charged-off	(14)	(62)	-	(46)	(19)	-	-	(141)
Recoveries	27	7	41	4	7	-	-	86
Total ending allowance balance	$320	$664	$368	$448	$34	$53	$332	$2,219

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except per share data) (Unaudited)

NOTE 3 – LOANS (Continued)

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of June 30, 2014 and December 31, 2013.

		Commercial	Construction	Residential
		Real	and Land	Real
	Commercial	Estate	Development	Estate	Consumer	Other	Unallocated	Total
June 30, 2014
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$195	$242	$132	$48	$-	$-	$-	$617
Collectively evaluated for impairment	427	410	170	254	15	32	98	1,406
Total ending allowance balance	$622	$652	$302	$302	$15	$32	$98	$2,023
Loans:
Loans individually evaluated for impairment	$363	$3,248	$241	$156	$-	$-	$-	$4,008
Loans collectively evaluated for impairment	20,658	53,972	9,757	33,024	1,913	8,125	-	127,449
Total ending loans balance	$21,021	$57,220	$9,998	$33,180	$1,913	$8,125	$-	$131,457
December 31, 2013
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$106	$141	$56	$25	$-	$-	$-	$328
Collectively evaluated for impairment	513	380	363	321	19	43	-	1,639
Total ending allowance balance	$619	$521	$419	$346	$19	$43	$-	$1,967
Loans:
Loans individually evaluated for impairment	$1,183	$5,138	$56	$863	$-	$-	$-	$7,240
Loans collectively evaluated for impairment	21,191	47,038	17,292	31,813	2,027	9,433	-	128,794
Total ending loans balance	$22,374	$52,176	$17,348	$32,676	$2,027	$9,433	$-	$136,034

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except per share data)
(Unaudited)

NOTE 3 – LOANS (Continued)

The following table presents information related to impaired loans by class of loans as of June 30, 2014 and December 31, 2013:

	Unpaid		Allowance for
	Principal	Recorded	Loan Losses
June 30, 2014	Balance	Investment	Allocated

With no allowance recorded:
Commercial real estate	$692	$692	$-
Subtotal	692	692	-
With an allowance recorded:
Commercial	363	363	195
Commercial real estate	2,556	2,556	242
Construction and land development	241	241	132
Residential real estate	156	156	48
Subtotal	3,316	3,316	617
Total	$4,008	$4,008	$617
December 31, 2013
With no allowance recorded:
Commercial	$1,022	$1,022	$-
Commercial real estate	4,330	4,330	$-
Residential real estate	700	700	-
Subtotal	6,052	6,052	-
With an allowance recorded:
Commercial	$161	$161	$106
Commercial	809	809	141
Commercial	56	56	56
1-4 family	162	162	25
Subtotal	1,188	1,188	328
Total	$7,240	$7,240	$328

The recorded investment in loans excludes accrued interest receivable and loan origination fees, net due to immateriality. For purposes of this disclosure, the unpaid principal balance includes net charge-offs as they were immaterial.

 (Continued)

SOUTHERN HERITAGE BANCSHARES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except per share data)
(Unaudited)

NOTE 3 – LOANS (Continued)

The following table presents the average recorded investment of impaired loans by class of loans for the three and six months ended June 30, 2014 and for the year ended December 31, 2013:

Average Recorded Investment	Three Months	Six Months	Year-Ended
	Ended June 30,	Ended June 30,	December 31,
	2014	2014	2013
With no allowance recorded:
Commercial	$504	$678	$1,037
Commercial real estate	1,540	1,856	4,380
Residential real estate	471	601	737
Subtotal	2,514	3,314	6,154
With an allowance recorded:
Commercial	259	225	170
Commercial real estate	2,592	2,611	810
Construction and land development	149	118	58
Residential real estate	95	63	163
Subtotal	3,094	3,017	1,201
Total	$4,607	$6,152	$7,355

Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category. Non- accrual loans and loans past due 90 days still on accrual include both smaller balance homogenous loans that are collectively evaluated for impairment and individually classified impaired loans.

The following tables present the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans:

			Loans Past Due Over
	Nonaccrual		90 Days Still Accruing
	June 30,	December 31,	June 30,	December 31,
	2014	2013	2014	2013
Commercial real estate	$2,644	$707	$-		$-
Construction and land development	52	55	-		-
Residential real estate	59	225	-		-
Consumer	-	2	-		-
Total	$2,755	$989	$-		$-

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except per share data) (Unaudited)

NOTE 3 – LOANS (Continued)

The following table presents the aging of the recorded investment in past due loans by class of loans:

	30 - 59	60 - 89	Greater than
	Days	Days	89 Days	Total	Loans Not
June 30, 2014	Past Due	Past Due	Past Due	Past Due	Past Due	Total

Commercial	$246	$50	$-	$296	$20,725	$21,021
Commercial real estate	415	-	-	415	56,805	57,220
Construction and land
development	1	186	-	187	9,811	9,998
Residential real estate	-	8	27	35	33,145	33,180
Consumer	3	-	-	3	1,910	1,913
Other	-	-	-	-	8,125	8,125
Total	$665	$244	$27	$936	$130,521	$131,457
December 31, 2013
Commercial	$1,078	$-	$-	$1,078	$21,296	$22,374
Commercial real estate	3,066	-	75	3,141	49,035	52,176
Construction and land
development	193	-	-	193	17,155	17,348
Residential real estate	30	-	30	60	32,616	32,676
Consumer	14	9	2	25	2,002	2,027
Other	-	-	-	-	9,433	9,433
Total	$4,381	$9	$107	$4,497	$131,537	$136,034

Troubled Debt Restructurings:

The Company has a recorded investment of $88 and $ 359 in loans that are considered to be troubled debt restructurings as of June 30, 2014 and December 31, 2013, respectively. The Company has allocated $0 and $20 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of June 30, 2014 and December 31, 2013, respectively. No additional lending commitments have been made to borrowers with outstanding loans classified as troubled debt restructurings as of June 30, 2014.

During the three and six months ending June 30, 2014 and 2013, there were no loans whose terms were modified as troubled debt restructurings.

The Bank had no loans that were previously modified as a troubled debt restructuring for which there was a payment default within twelve months following the modification during the three and six months ended June 30, 2014 and 2013. A loan is considered to be in payment default once it is 60 days contractually past due under the modified terms.

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except per share data)
 (Unaudited)

NOTE 3 – LOANS (Continued)

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on a quarterly basis for commercial, commercial real estate, and construction and land development loans. For residential real estate, consumer, and other loans, the analysis primarily involves monitoring of the past due status of the loan and at such time a loan becomes past due, the loan is evaluated to determine if a change in the risk category is necessary. The Company uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

		Special
June 30, 2014	Pass	Mention	Substandard	Doubtful	Total

Commercial	$20,134	$228	$454	$145	$21,021
Commercial real estate	53,972	-	3,248	-	57,220
Construction and land
development	9,710	46	242	-	9,998
Residential real estate	32,679	234	267	-	33,180
Consumer	1,894	1	18	-	1,913
Other	8,125	-	-	-	8,125
Total	$126,514	$569	$4,229	$145	$131,457

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except per share data) (Unaudited)

NOTE 3 – LOANS (Continued)
December 31, 2013
Commercial	$20,727	$389	$1,258	$-	$22,374
Commercial real estate	47,038	-	5,138	-	52,176
Construction and land
development	17,297	48	3	-	17,348
Residential real estate	31,282	248	1,146	-	32,676
Consumer	2,013	2	12	-	2,027
Other	9,433	-	-	-	9,433
Total	$127,790	$687	$7,557	$-	$136,034

NOTE 4 – REGULATORY CAPITAL MATTERS

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Management believes as of June 30, 2014, the Bank meets all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. As of June 30, 2014 and December 31, 2013, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

Actual and required capital amounts and ratios for the Bank are presented below.

					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
June 30, 2014	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to risk
weighted assets	$ 35,045	21.68%	$ 12,934	8.00%	$ 16,167	10.00%
Tier 1 (Core) Capital to
risk weighted assets	33,024	20.43	6,467	4.00	9,700	6.00
Tier 1 (Core) Capital to
average assets	33,024	13.42	9,842	4.00	12,303	5.00

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except per share data) (Unaudited)

NOTE 4 – REGULATORY CAPITAL MATTERS (Continued)
December 31, 2013
Total Capital to risk
weighted assets	$ 34,102	20.61%	$ 13,236	8.00%	$ 16,545	10.00%
Tier 1 (Core) Capital to
risk weighted assets	32,135	19.42	6,618	4.00	9,927	6.00
Tier 1 (Core) Capital to
average assets	32,135	13.60	9,455	4.00	11,818	5.00

NOTE 5 – SHAREHOLDERS’ EQUITY

On September 8, 2011, as part of the Small Business Lending Fund (SBLF), the Company entered into a Small Business Lending Fund Securities Purchase Agreement (SBLF Purchase Agreement) with the United States Department of the Treasury (Treasury). Under the SBLF Purchase Agreement, the Company issued 5,105 shares of preferred stock, Series D to the Treasury. The preferred stock, Series D shares qualify as Tier 1 capital and will pay quarterly dividends. The initial dividend rate was 5%. The dividend rate at June 30, 2014 and December 31, 2013 was 1%. The dividend rate can fluctuate between 1% and 5% based on the growth in qualified small business loans, which are calculated quarterly.

NOTE 6 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Investment Securities: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2 inputs).

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except per share data) (Unaudited)

NOTE 6 – FAIR VALUE (Continued)

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach.

Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Assets Measured on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below:

		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
June 30, 2014	Carrying	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Available for sale securities:
U.S. Government sponsored entities
and agencies	$ 2,693	$-	$2,693	$-
State and municipal	54,996	-	54,996	-
Mortgage-backed, residential	20,466	-	20,466	-
Total available for sale securities	$78,155	$-	$78,155	$-
December 31, 2013
Available for sale securities:
U.S. Government sponsored entities
and agencies	$ 1,718	$-	$1,718	$-
State and municipal	46,495	-	46,495	-
Mortgage-backed, residential	20,753	-	20,753	-
Total available for sale securities	$68,966	$-	$68,966	$-

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except per share data)
(Unaudited)

NOTE 6 – FAIR VALUE (Continued)

Assets Measured on a Non-Recurring Basis

Assets measured at fair value on a non-recurring basis using significant unobservable inputs (level 3) are summarized below:

Significant
Unobservable
Inputs
June 30, 2014	(Level 3)
Impaired loans:
Commercial	$168
Commercial real estate	2,315
Construction and land development	108
Residential real estate	108
Total	$2,699
Other real estate owned:
Residential real estate	$377
Total	$377
December 31, 2013
Impaired loans:
Commercial	$55
Commercial real estate	668
Residential real estate:
1-4 family	137
Total	$860
Other real estate owned:
Commercial real estate	$650
Residential real estate	581
Total	$1,231
The following represent impairment charges recognized during the period:

Collateral dependent impaired loans include loans which are measured for impairment using the fair value of the collateral and loans that have been charged down to the fair value of the collateral. These loans had an outstanding balance of $3,316 with a valuation allowance of $617 as of June 30, 2014, resulting in an additional provision for loan losses of $329 for the three-months ended June 30, 2014 and $335 for the six-months ended June 30, 2014. As of December 31, 2013, these loans had an outstanding balance of $1,188 with a valuation allowance of $328, resulting in an additional provision for loan losses of $487 for the year.

 (Continued)

SOUTHERN HERITAGE BANCSHARES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except per share data) (Unaudited)

NOTE 6 – FAIR VALUE (Continued)

Other real estate owned which is measured at the lower of carrying fair value less costs to sell, had a net carrying amount of $377 at June 30, 2014, which is made up of the outstanding balance of $507, net of a valuation allowance of $130. Other real estate owned which is measured at the lower of carrying fair value less costs to sell, had a net carrying amount of $1,231 at December 31, 2013, which is made up of the outstanding balance of $1,375, net of a valuation allowance of $144. There was $29 in impairment charges on other real estate owned recorded for the three and six months ended June 30, 2014. There was $7 and $104 in impairment charges on other real estate owned recorded for the three and six months ended June 30, 2013.

The following table presents quantitative information about level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at June 30, 2014:

	Fair	Valuation		Weighted
Impaired loans -	Value	Technique(s)	Unobservable Input(s)	Average

Commercial real estate	$2,315	Income	Capitalization rate	11.5%
		Approach
		Sales	Adjustment for differences	(8.3)%
		comparison	between the comparable
		approach	sales
Commercial	$169	Sales	Adjustment for differences	0%
		comparison	between the comparable
		approach	sales
Construction and land	$108	Sales	Adjustment for differences	41.1%
development		comparison	between the comparable
		approach	sales
Residential real estate	$108	Sales	Adjustment for differences	10.2%
		comparison	between the comparable
		approach	sales
Other real estate -
Residential real estate	$377	Sales	Adjustment for differences	(10.2)%
		comparison	between the comparable
		approach	sales

(Continued)

SOUTHERN HERITAGE BANCSHARES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except per share data) (Unaudited)

NOTE 6 – FAIR VALUE (Continued)

The following table presents quantitative information about level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2013:

	Fair	Valuation		Weighted
Impaired loans -	Value	Technique(s)	Unobservable Input(s)	Average

Commercial real estate	$668	Income	Capitalization rate	11.5%
		approach
Residential real estate	$137	Sales	Adjustment for differences	0%
		comparison	between the comparable
		approach	sale
Commercial	$55	Sales	Adjustment for differences	2.77%
		comparison	between the comparable
		approach	sales
Other real estate -
Commercial	$650	Sales	Adjustment for differences	35%
		comparison	between the comparable
		approach	sales
Residential	$581	Sales	Adjustment for differences	35%
		comparison	between the comparable
		approach	sales

Carrying amount and estimated fair values of financial instruments were as follows:

	June 30,		December 31,
	2014		2013
	Carrying	Fair	Carrying	Fair
Financial assets	Amount	Value	Amount	Value

Cash and cash equivalents	$25,376	$25,376	$21,668	$21,668
Securities available for sale	78,155	78,155	68,966	68,966
Loans held for sale	2,608	2,608	3,219	3,219
Loans, net of allowance	129,434	128,069	134,067	133,219
Restricted equity securities	605	N/A	605	N/A
Accrued interest receivable	1,027	1,027	983	983
Financial liabilities
Deposits	$209,008	$210,198	$205,345	$206,192
Subordinated debentures	5,155	3,168	5,155	3,468
Accrued interest payable	156	156	181	181

 (Continued)

SOUTHERN HERITAGE BANCSHARES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except per share data)
(Unaudited)

NOTE 6 – FAIR VALUE (Continued)

The methods and assumptions not previously presented used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, accrued interest receivable and payable, demand deposits, repurchase agreements, and variable rate loans and deposits. Given the restrictions on transferability of restricted equity securities, it is not practicable to estimate fair value. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of loans does not necessarily represent an exit price. Fair value of loans held for sale is based on market quotes for similar assets. Fair value of subordinated debentures is based on current rates for similar financing. The fair value of off-balance-sheet items is not considered material.

NOTE 7 – PENDING MERGER

On March 19, 2014, the Company signed a definitive agreement (“agreement”) to be acquired by First Citizens Bancshares, Inc. (“FCB”), located in Dyersburg, Tennessee with $1.2 billion (unaudited) in assets. Under the terms of the agreement, the Company’s shareholders will receive consideration valued at $24.50 per share. Shareholders of the Company will be able to elect to receive consideration in the form of 100% FCB stock, 100% cash, or a combination of 50% FCB stock and 50% cash, subject to certain adjustments and proration procedures provided in the agreement. The transaction, which is expected to close in the 3rd quarter of 2014, remains subject to approval by the Company’s shareholders as well as the satisfaction of other customary closing conditions provided in the agreement.

ANNEX A

AGREEMENT AND PLAN OF MERGER Between FIRST CITIZENS BANCSHARES, INC. And SOUTHERN HERITAGE BANCSHARES, INC. Dated as of March 20, 2014

i

4.22 Certain Transactions	A-20
4.23 Business and Relationships	A-20
4.24 Books and Records	A-20
4.25 Reorganization	A-20
4.26 Intellectual Property Rights	A-20
4.27 Dissenting Shareholders	A-21
4.28 Small Business Lending Fund	A-21
4.29 Bank Secrecy Act; Federal Community Reinvestment Act	A-21
4.30 Accuracy of Statements	A-21
ARTICLE V REPRESENTATIONS AND WARRANTIES OF FIRST CITIZENS	A-21
5.1 Corporate Organization	A-21
5.2 Capitalization	A-22
5.3 Authority; No Violation	A-22
5.4 Consents and Approvals	A-23
5.5 Reports	A-23
5.6 Reorganization	A-23
5.7 Financial Statements	A-24
5.8 Broker’s Fees	A-24
5.9 Absence of Certain Changes or Events	A-24
5.10 Legal Proceedings	A-24
5.11 First Citizens Information	A-25
5.12 Agreements with Regulatory Agencies	A-25
5.13 Approvals	A-25
5.14 Insurance	A-25
5.15 Bank Secrecy Act; Federal Community Reinvestment Act	A-25
5.16 Sufficient Funds; Capitalization	A-25
5.17 Accuracy of Statements	A-25
ARTICLE VI COVENANTS RELATING TO CONDUCT OF BUSINESS	A-25
6.1 Covenants of SHB	A-25
6.2 Covenants of First Citizens	A-28
6.3 Additional Covenants of SHB	A-29
6.4 Additional Covenants of First Citizens	A-29
ARTICLE VII ADDITIONAL AGREEMENTS	A-29
7.1 Regulatory Matters	A-29
7.2 Access to Information	A-30
7.3 Shareholder Meeting	A-30
7.4 Legal Conditions to Merger	A-31
7.6 Employee Benefit Plans; Existing Agreements	A-31
7.7 Consents and Approvals	A-31
7.8 Additional Agreements	A-32
7.9 Reasonable Best Efforts	A-32
7.10 Tax-Free Qualification	A-32
7.11 Redemption of SBLF Preferred Stock	A-32
7.12 Indemnification of SHB Directors and Officers	A-32

ii

ARTICLE VIII CONDITIONS PRECEDENT	A-33
8.1 Conditions to Each Party’s Obligation To Effect the Merger	A-33
8.2 Conditions to Obligations of First Citizens	A-34
8.3 Conditions to Obligations of SHB	A-34
ARTICLE IX TERMINATION AND AMENDMENT	A-35
9.1 Termination	A-35
9.2 Effect of Termination	A-36
9.3 Amendment	A-37
9.4 Extension; Waiver	A-37
ARTICLE X GENERAL PROVISIONS	A-37
10.1 Closing	A-37
10.2 Expenses	A-37
10.3 Notices	A-37
10.4 Interpretation	A-38
10.5 Defined Terms	A-39
10.6 Counterparts	A-39
10.7 Entire Agreement	A-39
10.8 Governing Law	A-39
10.9 Enforcement of Agreement	A-39
10.10 Severability	A-39
10.11 Publicity	A-39
10.12 Assignment; Successors, Third Party Beneficiaries	A-40
10.13 Survival of Representations, Warranties, Covenants and Agreements	A-40

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of March 20, 2014 (“Agreement”), between FIRST CITIZENS BANCSHARES, INC., a Tennessee corporation (“First Citizens”), and SOUTHERN HERITAGE BANCSHARES, INC., a Tennessee corporation (“SHB”).

RECITALS:

WHEREAS, First Citizens is the sole shareholder of First Citizens National Bank, a national banking association (“FC Bank”);

WHEREAS, SHB is the sole shareholder of Southern Heritage Bank, a Tennessee banking corporation (“SH Bank”);

WHEREAS, First Citizens and SHB have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for herein in which SHB will merge with and into First Citizens, subject to the terms and conditions set forth herein (the “Merger”);

WHEREAS, the parties intend that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder;

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and

WHEREAS, as a condition and inducement to First Citizens’ willingness to enter into this Agreement, (i) Virginia Kibble, Steve Ledbetter and J. Lee Stewart of SHB and SH Bank have each entered into an employment agreement (the “Employment Agreements”), (ii) each director of SHB or SH Bank has entered into a support agreement (the “Director Support Agreements”), and (iii) each director or officer of the Company or the Bank that entered into an Employment Agreement or a Director Support Agreement has entered into an agreement releasing SHB and SH Bank from any and all claims by such directors and officers (except as described in such instrument) (the “Director/Officer Releases”).

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I.  THE MERGER

1.1       The Merger.  Subject to the terms and conditions of this Agreement, in accordance with the Tennessee Business Corporation Act (the “TBCA”), at the Effective Time (as defined in Section 1.2), SHB shall merge with and into First Citizens.  First Citizens shall be the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) in the Merger, and shall continue its corporate existence under the laws of the State of Tennessee. The name of the Surviving Corporation shall continue to be “First Citizens Bancshares, Inc.” Upon consummation of the Merger, the separate corporate existence of SHB shall terminate.

1.2       Effective Time.

(a)        The Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) which shall be filed on the Closing Date (as defined in Section 10.1) with the Secretary of State of the State of Tennessee (the “Tennessee Secretary”).

(b)        The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Articles of Merger.

1.3       Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 48-21-108 of the TBCA.

1.4       Conversion of SHB Stock.

(a)        At the Effective Time, all of the shares of common stock, par value $1.00 per share, of SHB (including all classes of common stock) issued and outstanding immediately prior to the Effective Time (the “SHB Common Stock”) and all of the shares of Series A Preferred Stock, no par value per share, of SHB issued and outstanding immediately prior to the Effective Time (the “SHB Preferred Stock” and, collectively with the SHB Common Stock but excluding any Treasury Shares (as defined herein), the “SHB Stock”), shall be converted into the right to receive in the aggregate (i) an amount of cash equal to $16,085,903.75 (the “Cash Consideration”), and (ii) shares of First Citizens Stock in the amounts as follows:  269,302 shares of First Citizens common stock, no par value per share (“First Citizens Common Stock”) and 108,356 shares of First Citizens Class A common stock, no par value per share (the “First Citizens Class A Common Stock”) (collectively, the “Stock Consideration” and, collectively with the Cash Consideration, the “Merger Consideration”), as further described in subsection (b) below and subject to adjustment as provided in Sections 1.4(c), 2.3 and 2.4 (collectively, the “Merger Consideration Adjustments”) and, with respect to any SHB Dissenting Shares, as provided for in Section 1.4(g).

(b)        At the Effective Time, each share of SHB Stock converted into the right to receive the Per Share Merger Consideration (as defined herein) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate (each, a “Certificate”) previously representing any such shares of SHB Stock shall thereafter represent only the right to receive the allocable portion of the Merger Consideration and cash in lieu of fractional shares.  Each share of SHB Stock shall, by virtue of the Merger and without any action on the part of the holder thereof and subject to the elections set forth in Subsection (d) below, be cancelled and converted into and represent the right to receive (i) an amount of cash (the “Per Share Cash Consideration”) equal to $12.25, plus (ii) 0.2876 of a share of First Citizens Stock (the “Per Share Stock Consideration”) (together with the Per Share Cash Consideration, the “Per Share Merger Consideration”).  The Per Share Cash Consideration and Per Share Stock Consideration are each subject to adjustment pursuant to the Merger Consideration Adjustments.  The SHB shareholders who hold SHB Common Stock, $1.00  par value per share, shall receive First Citizens Common Stock and the SHB shareholders who hold (i) SHB Class A Common Stock, $1.00 par value per share, (ii) SHB Class B Common Stock, $1.00 par value per share, or (iii) SHB Series A Preferred Stock, no par value per share, shall receive First Citizens Class A Common Stock.

(c)        If, between the date of this Agreement and the Effective Time, the shares of First Citizens Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period (any such event, an “Anti-Dilution Event”), the Exchange Ratio (as defined herein) and the Merger Consideration shall be adjusted to result in the same aggregate consideration being delivered to SHB’s shareholders as would have been received had such Anti-Dilution Event not occurred.

 (d)       Notwithstanding Section 1.4(b), holders of more than one share of the SHB Stock may elect to receive (i) all cash for their shares (a “Cash Election”) representing the right to receive in cash an amount equal to $24.50 per share (the “Cash Election Shares”), or (ii) all First Citizens common stock for their shares (a “Stock Election”) representing the right to receive 0.5751 (the “Exchange Ratio”) shares of First Citizens Stock per share of SHB Stock (the “Stock Election Shares”), as subject to adjustment pursuant to the Merger Consideration Adjustments.  For each share of SHB Stock other than SHB Dissenting Shares and shares as to which a Cash Election or a Stock Election has been effectively made (collectively, “Non-Election Shares”), the right to receive from First Citizens such Stock Consideration and/or Cash Consideration shall be determined in accordance with Section 1.4(b)

(e)        At the Effective Time, each share of SHB Stock held in the treasury of SHB or owned by any direct or indirect wholly owned Subsidiary (as defined herein) of SHB immediately prior to the Effective Time (other than shares of SHB Stock held (i) directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties (any such shares, whether held directly or indirectly, being referred to herein as “Trust Account Shares”) and (ii) by SHB or any of its Subsidiaries in respect of a debt previously contracted (any such shares of SHB Stock,  whether held directly or indirectly, being referred to herein as “DPC Shares”)) (the “Treasury Shares”), shall be canceled and shall cease to exist, and no First Citizens Stock or other consideration shall be delivered in exchange therefor.  Any shares of First Citizens Stock that are owned by SHB or any of its Subsidiaries (other than shares of First Citizens Stock held (i) directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties, and (ii) by SHB or any of its Subsidiaries in respect of a debt previously contracted) shall become treasury stock of First Citizens.

(f)        Subject to the Merger Consideration Adjustments, the total number of shares of SHB Stock to be converted into the Stock Consideration (the “Stock Conversion Number”) shall be equal to the quotient obtained by dividing (x) the Stock Consideration by (y) the Exchange Ratio. All of the other shares of SHB Stock shall be converted into Cash Consideration (in each case, excluding Treasury Shares).  As promptly as possible after the Election Deadline (as defined below), First Citizens shall cause the Exchange Agent (as defined in Section 2.1) to effect the allocation among holders of SHB Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i)         If the aggregate number of shares of SHB Stock with respect to which Stock Elections shall have been made (the “Stock Election Number”) exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof will be converted into the right to receive the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration; and

(ii)        If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A)       If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(B)       If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration and Cash Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

 (g)       Notwithstanding anything in this Agreement to the contrary, shares of SHB Stock which are outstanding immediately prior to the Effective Time and with respect to which dissenters’ rights shall have been properly demanded in accordance with Sections 48-23-201, et. seq. of the TBCA (“SHB Dissenting Shares”) shall not be converted into the right to receive, or be exchangeable for, Merger Consideration or cash in lieu of fractional shares but, instead, the holders thereof shall be entitled to payment of the appraised value of such SHB Dissenting Shares in accordance with the provisions of Sections of the TBCA; provided, however, that (i) if any holder of SHB Dissenting Shares shall subsequently deliver a written withdrawal of his or her demand for appraisal of such shares, or (ii) if any holder fails to establish his or her entitlement to dissenters’ rights as provided in Sections 48-23-202, et seq. of the TBCA, such holder or holders (as the case may be) shall forfeit the right to appraisal of such shares of SHB Stock and each of such shares shall thereupon be deemed to have been converted into the right to receive, and to have become exchangeable for, as of the Effective Time, Stock Consideration and/or cash in lieu of fractional shares and/or Cash Consideration, without any interest thereon, as provided in Sections 1.4(b) and 1.4(d) and Article II hereof.

(h)        Notwithstanding anything in this Agreement to the contrary, First Citizens will not issue any fractional shares of First Citizens Stock otherwise issuable pursuant to the Merger.  In lieu of the issuance of any such fractional shares, First Citizens shall pay to each former holder of SHB Stock otherwise entitled to receive such fractional share an amount of cash determined by multiplying (i) the Per Share Cash Consideration by (ii) the fraction of a share of SHB Stock which such holder would otherwise be entitled to receive pursuant to this Section 1.4.

1.5       Tax Matters.      Notwithstanding any other provision contained in this Agreement, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

1.6       First Citizens Common Stock.  Except for the actions contemplated under the FC Charter Amendment (as defined in Section 8.1(b)) and shares of First Citizens Common Stock owned by SHB or any of its Subsidiaries (other than shares of First Citizens Stock held (i) directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of trust parties, and (ii) by SHB or any of its Subsidiaries in respect of a debt previously contracted), which shall be converted into authorized but unissued stock of First Citizens, the shares of First Citizens Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and such shares shall remain issued and outstanding; provided, however, that, subject to any adjustments to the Exchange Ratio and the Merger Consideration pursuant to Section 1.4(c) hereof, First Citizens may split, combine, adjust or reclassify any shares of First Citizens Common Stock as approved and adopted by the requisite votes of the shareholders of First Citizens required under applicable law.

1.7       Charter. At the Effective Time, the Charter of First Citizens, as amended, as in effect at the Effective Time, shall be the charter of the Surviving Corporation.

1.8       Bylaws. At the Effective Time, the Bylaws of First Citizens, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law and the charter of the Surviving Corporation.

1.9       Directors and Officers.

            (a)        The directors and officers of First Citizens immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office in accordance with the charter and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified; provided, however, that First Citizens shall take such actions that are necessary or appropriate to appoint Lee Stewart to the board of directors of First Citizens and FC Bank immediately following the Effective Time.

            (b)        The directors and officers of SH Bank immediately prior to the Effective Time shall be the directors and officers of SH Bank following the Effective Time, each to hold office in accordance with the articles of association and bylaws of SH Bank until their respective successors are duly elected or appointed and qualified, provided, however, that SH Bank shall take such actions that are necessary or appropriate to appoint Jeffrey D. Agee and Judy Long to the Board of Directors of SH Bank immediately following the Effective Time.

ARTICLE II.  EXCHANGE OF SHARES

2.1       First Citizens to Make Shares and Cash Available. At or prior to the Effective Time, First Citizens shall deposit, or shall cause to be deposited, with Computershare or another bank or trust company (the “Exchange Agent”) selected by First Citizens and reasonably satisfactory to SHB, for the benefit of the holders of Certificates, for exchange in accordance with this Article II, the Cash Consideration, certificates representing the shares of First Citizens Common Stock constituting the Stock Consideration and the cash in lieu of fractional shares (such cash and certificates for shares of First Citizens Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”) to be issued pursuant to Section 1.4 and paid pursuant to Section 2.2(a) in exchange for outstanding shares of SHB Stock. No consideration shall be deposited for any SHB Dissenting Shares except to the extent that, at least five business days prior to the Effective Time, First Citizens has received notice that the holder of any SHB Dissenting Shares has delivered a withdrawal of his demand for the payment of the fair value of such shares or has otherwise failed to establish entitlement to dissenters’ rights with respect to such shares, in which case First Citizens shall deposit, or cause to be deposited, with the Exchange Agent Merger Consideration for such shares as if they were Non-Election Shares.

2.2       Exchange of Shares; Payment of Cash Consideration.

(a)        At the time of the mailing of the Proxy Statement and Prospectus described in Section 7.1 hereof, First Citizens will cause the Exchange Agent to send to each holder of record of shares of SHB Stock on the record date for the meeting of the shareholders of SHB a letter of transmittal and cash election form (collectively, the “Election Form”) and other appropriate materials providing for such holder, subject to the provisions of Section 1.4 hereof, to make a Stock Election, Cash Election, Mixed Election, or No Election.  As of the Election Deadline (as defined below), any shares of SHB Stock with respect to which there shall not have been such election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed to be No Election Shares.

            (i)         Any Cash Election, Stock Election or Mixed Election shall have been validly made only if the Exchange Agent shall have received an Election Form properly completed by 5:00 p.m., Central Time, on the fifteenth day immediately preceding the Effective Time (the “Election Deadline”).  An election by a holder of shares of SHB Stock shall be validly made only if the Exchange Agent shall have received an Election Form properly completed and executed (with the signature or signatures thereon guaranteed if required by the Election Form) by such holder of shares of SHB Stock.  An Election Form shall be deemed properly completed only if accompanied by one or more Certificates (or customary affidavits and, if required by First Citizens, indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of SHB Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form.  First Citizens shall have the right to make reasonable determinations and to establish reasonable procedures (not inconsistent with the terms of this Agreement) in guiding the Exchange Agent in its determination as to the validity of Election Forms and of any revision, revocation or withdrawal thereof.

            (ii)        Two or more holders of shares of SHB Stock who are determined to constructively own shares owned by each other by virtue of Section 318(a) of the Code and who so certify to First Citizens’ satisfaction, and any single holder of shares of SHB Stock who holds such shares in two or more different names and who so certifies to First Citizens’ satisfaction, may submit a joint Election Form covering the aggregate shares of SHB Stock owned by all such holders or by such single holder, as the case may be.  For all purposes of this Agreement, each such group of holders which, and each such single holder who, submits a joint Election Form shall be treated as a single holder of shares of SHB Stock.

            (iii)       Each holder of record of shares of SHB Stock who holds such shares as nominee, trustee or in other representative capacities (each, a “Representative”) may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all shares of SHB Stock held by that Representative for a particular beneficial owner.

            (iv)       Any holder of shares of SHB Stock who has made an election by submitting an Election Form to the Exchange Agent may at any time prior to the Election Deadline change such holder’s election by submitting a revised Election Form, properly completed and signed, that is received by the Exchange Agent prior to the Election Deadline.  Any holder of shares of SHB Stock may at any time prior to the Election Deadline revoke such holder’s election by written notice to the Exchange Agent received at any time prior to the Election Deadline.

(b)        As soon as practicable after the Election Deadline (the “Allocation Date”), the Exchange Agent shall effectuate the allocation among the holders of shares of SHB Stock of rights to receive the Stock Consideration, the Cash Consideration or a combination of both the Stock Consideration and the Cash Consideration in the Merger in accordance with the terms of this Section.  As more fully set forth in Section 1.4 above and subject to the Merger Consideration Adjustments, the aggregate number of shares of SHB Stock to be converted in the Merger into the right to receive Cash Consideration may not exceed 50% of the outstanding shares of SHB Stock, and the aggregate number of shares of SHB Stock to be converted in the Merger into the right to receive Stock Consideration may not exceed 50% of the total number of outstanding shares of SHB Stock.

(c)        No dividends or other distributions declared after the Effective Time with respect to First Citizens Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of First Citizens Common Stock represented by such Certificate.

(d)        If any certificate representing shares of First Citizens Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of First Citizens Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(e)        After the Effective Time, there shall be no transfers on the stock transfer books of SHB of the shares of SHB Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for certificates representing shares of First Citizens Common Stock as provided in this Article II.

(f)        Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of First Citizens Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to First Citizens Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of First Citizens. In lieu of the issuance of any such fractional share, First Citizens shall pay to each former shareholder of SHB who otherwise would be entitled to receive a fractional share of First Citizens Common Stock an amount in cash equal to the product of (x) $24.50 and (y) the fraction of a share of First Citizens Common Stock which such holder would otherwise be entitled to receive pursuant to Article I hereof.

(g)        Any portion of the Exchange Fund that remains unclaimed by the shareholders of SHB for 12 months after the Effective Time shall be paid to First Citizens. Any shareholders of SHB who have not theretofore complied with this Article II shall thereafter look only to First Citizens for payment of their portion of the Cash Consideration and their shares of First Citizens Common Stock, cash in lieu of fractional shares and unpaid dividends and distributions on First Citizens Common Stock deliverable in respect of each share of SHB Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of First Citizens, SHB, the Exchange Agent or any other person shall be liable to any former holder of shares of SHB Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h)        In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by First Citizens, the posting by such person of a bond in such amount as is customarily required by First Citizens and Exchange Agent for other shareholders of First Citizens as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of First Citizens Common Stock and cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

2.3       Minimum Net Worth Requirement; Adjustment to Merger Consideration.

                (a)        Minimum Net Worth. On the Closing Date, the Minimum Net Worth (defined below) of SHB, as calculated in accordance with this Section 2.3, shall be an amount greater than or equal to $22,863,000; provided, however, that in the event the Closing Date occurs on or before April 30, 2014, SHB shall have a Minimum Net Worth greater than or equal to $22,713,000.

            For purposes of this Agreement, “Minimum Net Worth” means SHB’s total shareholders’ equity, excluding the Series D Preferred Stock, on the Closing Date, as adjusted to reflect the following agreed-upon adjustments:

                        (i)         the exclusion of Accumulated Other Comprehensive Income (Loss);

                        (ii)        the exclusion of all Merger Costs (defined below), if paid or accrued by SHB or any Subsidiary of SHB and not reimbursed by SHB prior to the Closing Date. “Merger Costs” means (a) the legal, professional, investment banking, consulting and accounting fees and expenses of SHB or any Subsidiary of SHB associated with the Merger, including any cost to obtain a federal tax opinion described in Section 8.3(d), (b) all fees for obtaining the tail coverage described in Section 8.2(j), and (c) the payments owed by SHB or any Subsidiary of SHB to those employees and in such amounts listed on Section 4.11(h) of the SHB Disclosure Schedule, including, without limitation any stay-pay or retention bonus amounts or change in control payments; and

                        (iii)       the exclusion of any accruals, provisions or charges taken by SHB at the written direction of First Citizens.

            (b)        Adjustment to Merger Consideration.

                        (i)         SHB shall deliver to First Citizens the estimated closing equity balance of SHB (the “Closing Equity”), calculated in accordance with past practices of SHB and in accordance with GAAP, as of a date not more than 15 business days prior to the Closing Date, or such other date as mutually agreed to by the parties hereto. For the avoidance of doubt, the Closing Equity shall include net income estimated to have been earned by SHB through and including the Closing Date.

                        (ii)        If the Closing Equity is greater than or equal to the Minimum Net Worth, there shall be no adjustments to the Merger Consideration. If the Closing Equity is less than the Minimum Net Worth, the Cash Consideration shall be reduced by an amount equal to the difference between the Closing Equity and the Minimum Net Worth.

2.4       Adjustment for Accumulated Other Comprehensive Income.  In order for First Citizens to maintain satisfactory capital ratios, if as of the Closing Date, SHB’s Accumulated Other Comprehensive Income (Loss) is a loss greater than $3,400,000, then First Citizens may, at the Closing and in its sole discretion, increase the Stock Consideration and decrease the Cash Consideration so that the aggregate value of the shares of First Citizens Stock, utilizing the First Citizens Measuring Price (as defined below), issued to the holders of SHB Stock in connection with the Merger is equal to up to 55% of the sum of (i) the aggregate value of the shares of First Citizens Stock to be issued to the holders of SHB Stock in connection with the Merger utilizing the First Citizens Measuring Price and (ii) the Aggregate Cash Value Consideration.  For the purposes of this Section, the value of the Stock Consideration shall be determined utilizing a value for the First Citizens Common Stock of $42.60 per share and a value for the First Citizens Class A Common Stock of $42.60 per share (the “First Citizens Measuring Price”).  In the event that the Stock Consideration and Cash Consideration are adjusted as provided for in this Section 2.4, all references in this Agreement to the “Stock Consideration” and the “Cash Consideration” shall refer to the Stock Consideration and Cash Consideration as adjusted in this Section 2.4.

ARTICLE III.  DISCLOSURE SCHEDULES; STANDARDS FOR

 REPRESENTATIONS AND WARRANTIES

3.1       Disclosure Schedules.  On or prior to the date hereof, each of First Citizens and SHB has delivered to the other party a schedule (in the case of SHB, the “SHB Disclosure Schedule,” and in the case of First Citizens, the “First Citizens Disclosure Schedule,” and, generally, a “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party’s representations or warranties contained in Article IV, in the case of SHB, or Article V, in the case of First Citizens, or to one or more of such party’s covenants contained in Article VI; provided, however, that the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or material fact, event or circumstance or that such item has had or could be reasonably expected to have a Material Adverse Effect (as defined in Section 3.2 below) with respect to either SHB or First Citizens, respectively.

3.2       Standards.

(a)        As used in this Agreement, the term “Material Adverse Effect” means (i) a change in the business or properties of a party or its Subsidiaries which, individually or in the aggregate has resulted or is reasonably expected by the other party, to result in losses, damages, liabilities, costs, expenses, judgments or fines in an amount of $750,000 or greater; or (ii) is materially adverse to (A) the business, condition, assets, properties, rights, prospects or results of operations of a party and its Subsidiaries or (B) the ability of a party and its Subsidiaries to consummate the transactions contemplated hereby; provided that, for purposes of clauses (i) and (ii), Material Adverse Effect shall specifically exclude any adverse effect attributable to or resulting from (1) any change in banking laws, rules or regulations of general applicability, (2) any change in generally accepted accounting principles (“GAAP”) or regulatory accounting principles applicable to banks or their holding companies generally, (3) any action or omission of a party or any Subsidiary of that party taken with the express prior written consent of the other party, (4) general changes in national or Tennessee’s economic, monetary, market or financial conditions, including changes in prevailing interest rates, inflation, credit markets or capital market conditions, or in the industries in which each party operates, except, in all cases, to the extent such changes disproportionately affect that party, (5) changes in global or national political conditions, including the outbreak or escalation of acts of terrorism, or (6) the public disclosure of this Agreement or the transactions contemplated hereby.

(b)        As used in this Agreement, the word “Subsidiary” when used with respect to any party means any corporation, partnership, limited liability company or other person, entity or organization, whether incorporated or unincorporated, with respect to which such party owns, directly or indirectly, 50% or more of the equity or ownership interests, or an amount of voting securities or ownership interests sufficient to elect at least a majority of its board of directors or other governing body.

ARTICLE IV.  REPRESENTATIONS AND WARRANTIES OF SHB

SHB hereby represents and warrants to First Citizens as follows:

4.1       Corporate Organization.

(a)        SHB is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee.  SHB has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted.  SHB is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.  SHB is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”).  The Charter and Bylaws of SHB, copies of which have previously been provided to First Citizens, are true and correct copies of such documents as currently in effect.  SHB has no Subsidiaries other than SH Bank and Southern Heritage Bancshares Statutory Trust I, which is used as a vehicle to issue trust preferred securities. SHB does not own (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly (other than as set forth in Section 4.1(a) of the SHB Disclosure Schedule), any shares of capital stock or any equity securities or similar interests of any corporation, or any interest in a partnership or joint venture of any kind.

(b)        SH Bank is a Tennessee state chartered bank duly organized, validly existing and in good standing under the laws of the State of Tennessee.  The deposit accounts of SH Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (the “DIF”) to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.  SH Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted.  SH Bank is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary.  The Charter and Bylaws of SH Bank, copies of which have previously been provided to First Citizens, are true and correct copies of such documents as currently in effect.  SH Bank has no Subsidiaries and does not own beneficially, directly or indirectly, any shares of any equity securities or similar interests of any corporation, or any interest in a partnership or joint venture of any kind.

(c)        The minute books of SHB and each of its direct and indirect Subsidiaries contain true and correct records of all meetings and other corporate actions held or taken since December 31, 2010 of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors).

4.2       Capitalization.

(a)        The authorized capital stock of SHB consists of 2,000,000 shares of SHB Common Stock, $1.00 par value (“Common Stock”), 1,000,000 shares of SHB Class A Common Stock, $1.00 par value (“Class A Common Stock”), 1,000,000 shares of SHB Class B Common Stock, $1.00 par value (“Class B Common Stock”), and 1,000,000 shares of SHB Preferred Stock, no par value.  The SHB Preferred Stock consists of the following classes of authorized stock:  (i) 100,000 shares of Series A Preferred Stock (“Series A Preferred Stock”), (ii) 4,862 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B (“Series B Preferred Stock”), (iii) 243.00243 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series C (“Series C Preferred Stock”), and (iv) 5,105 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series D (“Series D Preferred Stock”).  There are 936,375 shares of Common Stock issued and outstanding, 151,949 shares of Class A Common Stock issued and outstanding, 193,176 shares of Class B Common Stock issued and outstanding, 31,635 shares of Series A Preferred Stock issued and outstanding, no shares of Series B Preferred Stock issued and outstanding, no shares of Series C Preferred Stock issued and outstanding, and 5,105 shares of Series D Preferred Stock issued and outstanding. There are no shares of SHB Stock held by SHB as treasury stock.  There are no shares of SHB Stock reserved for issuance upon exercise of outstanding stock options or otherwise.  There are no shares of SHB Preferred Stock held in SHB’s treasury or reserved for issuance upon exercise of outstanding stock options or otherwise. All of the issued and outstanding shares of SHB Common Stock and SHB Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable, and were issued in compliance with and are currently free of all preemptive rights, with no personal liability attaching to the ownership thereof.  SHB does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of SHB Common Stock or SHB Preferred Stock or any other equity security or capital stock of SHB or any securities representing the right to purchase or otherwise receive any shares of SHB Stock or any other equity security or capital stock of SHB.

(b)        The authorized capital stock of SH Bank consists of 2,000,000 shares of SH Bank Common Stock, par value $1.00 and 1,000,000 shares of SH Bank Preferred Stock, no par value.  Except as set forth in Section 4.2(b) of the SHB Disclosure Schedule, SHB owns, directly or indirectly, all of the issued and outstanding shares of the capital stock, membership interests or other equity securities of each of SHB’s Subsidiaries, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares, membership interests or other equity interests are duly authorized and validly issued and are fully paid, nonassessable (except as otherwise provided by applicable federal law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. SHB’s Subsidiaries are not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of any of SHB’s Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of any of SHB’s Subsidiaries.  There are no outstanding subscriptions, options, warrants, calls, commitments or agreements of any character by which SHB or any of its Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock, membership interests or other equity securities of any of SHB’s Subsidiaries.  Except as contemplated in Section 7.11, SHB does not have any outstanding commitment or obligation to repurchase, reacquire or redeem any of its outstanding capital stock or other securities.  There are no voting trusts, voting agreements, buy-sell agreements or other similar arrangements affecting the SHB Stock.

4.3       Authority; No Violation.

(a)        SHB has full corporate power and authority to execute and deliver this Agreement and, upon the receipt of requisite approval by the shareholders of SHB of this Agreement, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of SHB.  The Board of Directors of SHB has directed that this Agreement and the transactions contemplated hereby be submitted to SHB’s shareholders for approval at a meeting of such shareholders.  SHB has approved this Agreement and the transactions contemplated hereby.  Except for the adoption of this Agreement by the requisite vote of SHB’s shareholders, no other proceedings on the part of SHB or its Subsidiaries are necessary to approve this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by SHB, and this Agreement constitutes a valid and binding obligation of SHB, enforceable against SHB in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b)        Neither the execution and delivery of this Agreement, nor the consummation by SHB of the transactions contemplated hereby, nor compliance by SHB with any of the terms or provisions hereof or thereof, will (i) violate any provision of the Charter or Bylaws of SHB or the charter, bylaws or similar governing documents of any of SHB’s Subsidiaries, or (ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to SHB or any of its Subsidiaries, or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of SHB or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which SHB or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected unless, with respect to (ii) above, such violation, conflict, or breach would not have a Material Adverse Effect on SHB.

4.4       Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the FDIC, the Tennessee Department of Financial Institutions (the “Tennessee Department”), the Federal Trade Commission (the “FTC”) and the Department of Justice (“DoJ”), and approval of such applications and notices, (b) the filing of such applications, notices, authorizations, orders and approvals as may be required under applicable state law, (c) the filing with, and declaration of effectiveness by, the United States Securities and Exchange Commission (“SEC”) of a registration statement on Form S-4 (such registration statement and any post-effective amendment thereto relating to this transaction, or any other registration statement on Form S-4 used in connection with the Merger, the “S-4”) in which will be included as a prospectus a definitive proxy statement relating to the meeting of shareholders of SHB to be held in connection with this Agreement and the transactions contemplated herein (the “Proxy Statement”), (d) the approval of this Agreement by the requisite vote of the shareholders of SHB, and (e) the filing of the Articles of Merger with, as applicable, the Tennessee Secretary and the Tennessee Department, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) or with any third party are necessary in connection with (i) the execution and delivery by SHB of this Agreement and (ii) the consummation by SHB and its Subsidiaries of the Merger and the other transactions contemplated hereby.

4.5       Reports. SHB and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2008 with (i) the Federal Reserve Board, (ii) the FDIC, (iii) the Tennessee Department or any other state regulatory authority (each a “State Regulator”), (iv) the Office of the Comptroller of the Currency, and (v) any self-regulatory organization (collectively, the “Regulatory Agencies”), and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of SHB and its Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the knowledge of SHB, investigation into the business or operations of SHB or any of its Subsidiaries since December 31, 2008. There is no unresolved outstanding violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of SHB or any of its Subsidiaries.

4.6       Financial Statements.

(a)        Attached in Section 4.6(a) of the SHB Disclosure Schedule are true, correct and complete copies of the audited consolidated financial statements of SHB and its Subsidiaries for the fiscal years ended December 31, 2012 and 2011, and the unaudited financial statements of SHB for fiscal year ended December 31, 2013 and the two-month period ended February 28, 2014, including consolidated statements of condition and statements of earnings (collectively, the “SHB Financial Statements”).  The Parties agree that Section 4.6(a) of the SHB Disclosure Schedule shall be updated to include the audited consolidated financial statements of SHB and its Subsidiaries for the fiscal year ended December 31, 2013 as soon as they become available, which is anticipated to be no later than April 1, 2014, at which time they shall be included in the definition of “SHB Financial Statements”.  The SHB Financial Statements fairly present the consolidated financial position of SHB and its Subsidiaries as of the respective dates thereof, and fairly present (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount) the results of the consolidated operations and consolidated financial position of SHB and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such SHB Financial Statements (including the related notes, where applicable) complies with applicable accounting requirements with respect thereto; and each of such SHB Financial Statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto. The books and records of SHB and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

(b)        Neither SHB nor any of its Subsidiaries (nor any of its or their assets) are subject to any liability or obligation whatsoever, whether absolute, accrued, contingent, matured or unmatured, that is not reflected and adequately reserved against in the most recent balance sheet included in the SHB Financial Statements.

4.7       Broker’s Fees. Other than FIG Partners, LLC, neither SHB nor any of its Subsidiaries, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

4.8       Absence of Certain Changes or Events.

(a)        Except as set forth in Section 4.8(a) of the SHB Disclosure Schedule, since December 31, 2013, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect with respect to SHB.

(b)        Except as set forth in Section 4.8(b) of the SHB Disclosure Schedule, since December 31, 2013, SHB and its Subsidiaries have carried on their respective businesses in the ordinary course consistent with their past practices.

(c)        Section 4.8(c) of the SHB Disclosure Schedule sets forth a true and correct list of all stock options granted since December 31, 2011.  Since December 31, 2013, neither SHB nor any of its Subsidiaries has increased or made any promise or commitment to increase the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2013, granted any severance or termination pay, entered into any contract or commitment to make or grant any severance or termination pay, or paid or made any promise or commitment to pay any bonus (except for salary increases and bonus payments made in the ordinary course of business consistent with past practices) or granted or approved the grant of any stock option.

4.9       Legal Proceedings. Section 4.9 of the SHB Disclosure Schedule lists all pending or, to SHB’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against SHB or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement, other than regularly scheduled examinations and similar routine investigations made by bank regulatory officials in the course of their supervision of SHB or any of its Subsidiaries. Neither SHB nor any of its Subsidiaries is a party to any, and there are no pending or, to SHB’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against SHB or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement, other than regularly scheduled examinations and similar routine investigations made by bank regulatory officials in the course of their supervision of SHB or any of its Subsidiaries.  There is no injunction, order, judgment, decree or material regulatory restriction imposed upon SHB, any of its Subsidiaries or the assets of SHB or any of its Subsidiaries.

4.10     Taxes.

            (a)        For the purposes of this Agreement, “Taxes” shall mean (i) any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, payroll, withholding, social security (or similar), unemployment, disability, unclaimed property, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and (ii) any liability for the payment of any amount of the type described in the immediately preceding clause (i) as a result of (x) being a “transferee” of another person, (y) being a member of an affiliated, combined, consolidated or unitary group, or (z) any contractual liability.  For purposes of this Agreement, “Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

            (b)        (i) Each of SHB and its Subsidiaries has duly and timely filed (including applicable extensions granted) all Tax Returns that it was required to file, and all such Tax Returns are true, complete and accurate in all material respects; (ii) SHB and its Subsidiaries have timely paid all Taxes due and owing (whether or not shown on any Tax Return) and have adequately reserved in the financial statements of SHB in accordance with GAAP for all Taxes (whether or not shown on any Tax Return) that have accrued but are not yet due or owing as of the dates thereof; (iii) there are no pending or, to the knowledge of SHB, threatened audits, examinations, investigations, deficiencies, claims or other proceedings in respect of Taxes relating to SHB or any Subsidiary of SHB; (iv) there are no liens for Taxes upon the assets of SHB or any Subsidiary of SHB, other than liens for current Taxes not yet due and payable; (v) neither SHB nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any taxable year which have not subsequently been filed when due (pursuant to such extension), nor provided or been requested to provide any waivers of the time to assess any Taxes that are pending or outstanding; (vi) with respect to each taxable period of SHB and its Subsidiaries, the federal and state income Tax Returns of SHB and its Subsidiaries have either been audited by the Internal Revenue Service (the “IRS”) or appropriate state tax authorities or the time for assessing and collecting income Tax with respect to such taxable period has closed and such taxable period is not subject to review, except as disclosed in Section 4.10(b) of the SHB Disclosure Schedule; (vii) neither SHB nor any of its Subsidiaries (a) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than with a group the common parent of which was SHB), (b) has ever been a party to any Tax sharing, indemnification or allocation agreement (other than with a group the common parent of which was SHB), (c) has any liability for the Taxes of any person (other than SHB or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or agreement, or otherwise and (d) is a party to any joint venture, partnership or other arrangement that is being treated as a partnership for federal income Tax purposes; (viii) neither SHB nor any of its Subsidiaries has been, at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code; (ix) within the past three years, neither SHB nor any of its Subsidiaries has distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code; (x) SHB and each of its Subsidiaries have withheld with respect to its Employees all federal, state and foreign income taxes and social security charges and similar fees, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other Taxes required to be withheld, and have timely paid such taxes withheld over to the appropriate authorities; (xi) neither SHB nor any of its Subsidiaries has been a party to any “reportable transaction” as defined in Treasury Regulation Section 1.6011-4(b) and (xii) no Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transfer contemplated by this Agreement.

4.11     Employees.

(a)        Section 4.11(a) of the SHB Disclosure Schedule sets forth a true, complete and correct list (all of which are collectively referred to as the “Employee Plans”) of all “employee benefit plans” as defined by section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder (collectively, “ERISA”), all specified fringe benefit plans as defined in section 6039D of the Code, and all other bonus, incentive compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, group insurance, vacation, holiday, sick leave, fringe benefit, or welfare plan, or employment, consulting, change in control, independent contractor, professional services, confidentiality, or non-competition agreement or any other similar plan, agreement, policy or understanding (whether written or oral, qualified or nonqualified), and any trust, escrow or other agreement related thereto, which (i) is now or was for the last six (6) years maintained or contributed to by SHB or an ERISA Affiliate (as hereinafter defined), or (ii) with respect to which SHB or any ERISA Affiliate has any obligations to any current or former officer, Employee, service provider, or the dependents of any thereof, regardless of whether funded, or (iii) which could result in the imposition of any liability or obligation of any kind or nature, whether accrued, absolute, contingent, direct, indirect, known or unknown, perfected or inchoate or otherwise, and whether or not now due or to become due to SHB or any ERISA Affiliate.

(b)        SHB has heretofore provided to First Citizens, and with respect to each of the Employee Plans, true and correct copies of each of the following documents, as applicable: (i) the Employee Plan documents, all amendments and any related trust agreement, annuity contract or other funding instrument, (ii) the actuarial report, if any, for such Employee Plan for each of the last three (3) years, (iii) the most recent determination letter from the IRS for such Employee Plan that is intended to be qualified under section 401 of the Code, (iv) the IRS Form 5500 annual reports for such Employee Plan for each of the last three (3) years, and (v) the most recent summary plan description and related summaries of material modifications.

(c)        Neither SHB nor any ERISA Affiliate has been liable at any time for contributions to an Employee Plan that is subject to section 412 of the Code, section 302 of ERISA and/or Title IV of ERISA.  There is no “multiemployer plan” (as such term is defined in section 3(37) or section 4001(a)(3) of ERISA) or “multiple employer welfare arrangement” (as such term is defined in section 3(40) of ERISA) under which any current or former employee of SHB or any ERISA Affiliate has any present or future right to benefits pursuant to such employment or under which SHB or any ERISA Affiliate has any present or future liability.

(d)        The form and operation of all Employee Plans is in compliance with the applicable terms of ERISA, the Code, and any other applicable laws, including the Americans with Disabilities Act of 1990, the Family Medical Leave Act of 1993, the Health Insurance Portability and Accountability Act of 1996 and the Patient Protection and Affordable Care Act of 2010, and such Employee Plans have been operated and administered in compliance with such laws and the written Employee Plan documents.  Neither SHB nor any fiduciary of an Employee Plan has violated the requirements of section 404 of ERISA.  All required reports and descriptions of the Employee Plans (including Internal Revenue Service Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions and Summaries of Material Modifications) have been (when required) timely filed with the IRS and the United States Department of Labor (the “DOL”) and distributed as required to all participants and beneficiaries, and all notices required by ERISA or the Code with respect to the Employee Plans have been appropriately given.  There have been no prohibited transactions with respect to the Employee Plans. Any contributions, including salary deferrals, required to be made under the terms of any of the Employee Plans have been timely made.

(e)        Each Employee Plan that is intended to be qualified under section 401(a) of the Code has received a favorable determination letter from the IRS, and neither SHB nor ERISA Affiliate has any knowledge of any circumstances that will or could result in revocation of any such favorable determination letter.  Each trust created under any Employee Plan has been determined to be exempt from taxation under section 501(a) of the Code, and SHB is not aware of any circumstance that will or could result in a  revocation of such exemption.  Each Employee Plan that is an employee welfare benefit plan (as defined in section 3(1) of ERISA) that utilizes a funding vehicle described in section 501(c)(9) of the Code or is subject to the provisions of section 505 of the Code has been the subject of a notification by the IRS that such funding vehicle qualifies for tax-exempt status under section 501(c)(9) of the Code or that the Employee Plan complies with section 505 of the Code, unless the IRS does not, as a matter of policy, issue such notification with respect to the particular type of plan.  With respect to each Employee Plan, no event has occurred or condition exists that will or could give rise to a loss of any intended tax consequence or to any tax under section 511 of the Code.

(f)        There are no pending claims, lawsuits or actions relating to any Employee Plan (other than ordinary course claims for benefits) and, to the knowledge of SHB, none are threatened.

(g)        No written or oral representations have been made to any Employee or former Employee of SHB or any ERISA Affiliate promising or guaranteeing any employer payment or funding, and no Employee Plans provide for, the continuation of medical, dental, life or disability insurance coverage for any former Employee of SHB or any ERISA Affiliate for any period of time beyond the termination of employment (except to the extent of coverage required under Title I, Part 6, of ERISA).

            (h)        Except for the possibility of full vesting of Code section 401(a) plan account balances which may be necessitated by Code section 411(d)(3) in order for tax-qualified status to be retained, the consummation of the transactions contemplated by this Agreement will not accelerate the time of vesting, of payment, or increase the amount, of compensation to any Employee, officer, former Employee or former officer of SHB or any ERISA Affiliate.  Except as set forth in Section 4.11(h) of the SHB Disclosure Schedule, no wages, salaries, compensation, bonus, pension or other payments to any employee, affiliate, officer, director or broker of SHB or SH Bank will be triggered by or result from the consummation of the transactions contemplated by this Agreement. No Employee Plan or other contracts or arrangements, including those contemplated in this Agreement, provide for payments or other benefits that would be triggered by the consummation of the transactions contemplated by this Agreement that would subject any person to excise tax under section 4999 of the Code (i.e., “golden parachute” taxes).  All compensation amounts that have been paid or are payable are or will become deductible by SHB or First Citizens pursuant to section 162 of the Code.

            (i)         SHB and each ERISA Affiliate have at all times complied and currently comply in all material respects with the applicable continuation requirements for their welfare benefit plans, including (1) section 4980B of the Code (as well as its predecessor provision, section 162(k) of the Code) and sections 601 through 608, inclusive, of ERISA, which provisions are hereinafter referred to collectively as “COBRA” and (2) any applicable state statutes mandating health insurance continuation coverage for employees.  Section 4.11(i) of the SHB Disclosure Schedule lists all current and former employees of SHB and any ERISA Affiliates and their beneficiaries who are eligible for and/or have elected continuation coverage under COBRA.

            (j)         Neither SHB nor any ERISA Affiliate has incurred any liability to the DOL, the Pension Benefit Guaranty Corporation (the “PBGC”) or the IRS in connection with any of the Employee Plans, and, to the knowledge of SHB, no condition exists that presents a risk to SHB or any ERISA Affiliate of incurring any liability to the DOL, the PBGC or the IRS.

            (k)        For the purpose of this Section 4.11, the term “ERISA Affiliate” shall mean (i) any company or trade or business that is required to be aggregated with SHB under Code sections 414(b), (c), (m) or (o); (ii) any other company, entity or trade or business that has adopted or has ever participated in any Employee Plan; and (iii) any predecessor or successor company or trade or business of SHB or any entity described in 4.11(k)(i) and (k)(ii).

(l)         For the purpose of this Section 4.11, the term “Employee” shall be considered to include common law employees of SHB or any ERISA Affiliate, individuals rendering personal services to SHB or any ERISA Affiliate as independent contractors and leased employees of SHB or any ERISA Affiliate as defined in Code section 414(n) and the regulations promulgated pursuant thereto.  SHB, any ERISA Affiliate and the Employee Plans have properly classified individuals providing services to SHB as independent contractors or employees, as the case may be.

(m)       No lien, security interests or other encumbrances exist with respect to any of the assets of SHB or any ERISA Affiliate which were imposed pursuant to the terms of the Code or ERISA and, to the knowledge of SHB, no condition exists or could occur that would result in the imposition of such liens, security  interests or encumbrances arising from or relating to the Employee Plans.

4.12     SHB Information. The information relating to SHB and its Subsidiaries which is provided to First Citizens by SHB or its representatives for inclusion in the Proxy Statement and the S-4, or in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. Such information relating to SHB and its Subsidiaries to be included in the S-4 and the Proxy Statement will comply with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations thereunder.

4.13     Compliance with Applicable Law. SHB and each of its Subsidiaries hold, and have at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied in all material respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to SHB or any of its Subsidiaries, and neither SHB nor any of its Subsidiaries has received notice, and SHB does not know, of any violations of any of the above.

4.14     Certain Contracts.

(a)        Set forth in Section 4.14(a) of the SHB Disclosure Schedule is a list of any contract or agreement (whether written or oral) to which SHB or any of its Subsidiaries is a party to or bound by any contract or agreement (whether written or oral) (i) with respect to the employment of any employees, officers, directors or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from First Citizens, SHB, the Surviving Corporation or any of their respective Subsidiaries to any employee, officer, director or consultant thereof, (iii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (iv) which is not terminable on 90 days or less notice involving the payment of more than $50,000 per annum, (v) which requires the consent of a third party with respect to the transactions contemplated by this Agreement, or (vi) which restricts the conduct of any line of business by SHB or any of its Subsidiaries. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a) is referred to herein as a “SHB Contract.”  SHB has previously provided to First Citizens true and correct copies of each SHB Contract.

(b)        Each SHB Contract is valid and binding and in full force and effect with respect to the obligations of SHB or its Subsidiaries and, to the knowledge of SHB, is valid and binding and in full force and effect with respect to the obligations of the counterparties thereto.  SHB and each of its Subsidiaries has performed all obligations required to be performed by it to date under each SHB Contract.  Except as set forth in Section 4.14(b) of the SHB Disclosure Schedule, no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of SHB or any of its Subsidiaries under any SHB Contract.  No other party to any SHB Contract is, to the knowledge of SHB, in default in any respect thereunder.

4.15     Agreements with Regulatory Agencies. Neither SHB nor any of its Subsidiaries is subject to any cease-and-desist order, consent order or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, a “Regulatory Agreement”) any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has SHB or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

4.16     Business Combination Provision; Takeover Laws.  SHB, its Subsidiaries, and this Agreement and the transactions contemplated hereby, are not subject to or are exempt from the requirements of any “moratorium”, “control share,” “fair price” or other anti-takeover laws and regulations (collectively, “Takeover Laws”).

4.17     Environmental Matters.

(a)        Except as disclosed in Section 4.17(a) of the SHB Disclosure Schedule, each of SHB and its Subsidiaries and, to the knowledge of SHB, each of the Participation Facilities and the Loan Properties (each as defined below), are in material compliance with all applicable federal, state and local laws, including common law, regulations and ordinances, and with all applicable decrees, orders and contractual obligations relating to pollution or the discharge of, or exposure to, Hazardous Materials (as hereinafter defined) in the environment or workplace (“Environmental Laws”);

(b)        There is no suit, claim, action or proceeding, pending or, to the knowledge of SHB, threatened, before any Governmental Entity or other forum in which SHB, any of its Subsidiaries, or, to the knowledge of SHB, any Participation Facility or any Loan Property, has been or, with respect to threatened proceedings, may be, named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (ii) relating to the release, threatened release or exposure to any Hazardous Material whether or not occurring at or on a site owned, leased or operated by SHB or any of its Subsidiaries, any Participation Facility or any Loan Property;

(c)        To the knowledge of SHB, during the period of (i) SHB’s or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (ii) SHB’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (iii) SHB’s or any of its Subsidiaries’ interest in a Loan Property, there has been no material release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property. To the knowledge of SHB, prior to the period of (i) SHB’s or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (ii) SHB’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (iii) SHB’s or any of its Subsidiaries’ interest in a Loan Property, there was no material release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property; and

(d)        The following definitions apply for purposes of this Section 4.17: (i) “Hazardous Materials” means any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum or other regulated substances or materials, (ii) “Loan Property” means any property in which SHB or any of its Subsidiaries holds a security interest, and, where required by the context, said term means the owner or operator of such property; and (iii) “Participation Facility” means any facility in which SHB or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such property.

4.18     Approvals. SHB knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) should not be obtained.

4.19     Insurance. SHB and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as SHB’s management reasonably has determined to be prudent in accordance with industry practices. All of such policies are in full force and effect; SHB and its Subsidiaries are not in default thereunder; and all claims thereunder for which a basis is known, or reasonably should be known, by SHB have been filed in due and timely fashion.

4.20     Loan Portfolio.

            (a)        Except for matters disclosed in Section 4.20 of the SHB Disclosure Schedule, SH Bank is not a party to any written or oral (i) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), under the terms of which the obligor was, as of February 28, 2014, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) as of February 28, 2014, Loan with any director, executive officer or five percent (5%) or greater shareholder of SHB, or to the knowledge of SHB, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing.  Section 4.20 of the SHB Disclosure Schedule sets forth (i) all of the Loans of SH Bank that, as of February 28, 2014, were classified by any bank examiner (whether regulatory, external or internal) as “Other Loans Specially Mentioned”, “Special Mention”, “Substandard”, “Doubtful”, “Loss”, “Classified”, “Criticized”, “Credit Risk Assets”, “Concerned Loans”, “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of SH Bank that, as of February 28, 2014, were classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category and (iii) each asset of SH Bank that, as of February 28, 2014, was classified as “Other Real Estate Owned” and the book value thereof.

(b)       Each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) to the knowledge of SHB, is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

4.21     Property. SHB has good and marketable title, free and clear of all liens, encumbrances, mortgages, pledges, charges, defaults or equitable interests, to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the statement of financial condition of SHB as of December 31, 2013 or acquired after such date, except (i) liens for taxes not yet due and payable or contested in good faith by appropriate proceedings, (ii) pledges to secure deposits and other liens incurred in the ordinary course of business, (iii) such imperfections of title, easements and encumbrances, if any, as do not interfere with the use of the respective property as such property is used on the date of this Agreement or the marketability thereof, (iv) dispositions and encumbrances of, or on, such properties or assets in the ordinary course of business or (v) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar liens and encumbrances arising in the ordinary course of business.  SHB owns all real property where its business or the business of SH Bank is conducted.  All leases pursuant to which SHB or any of its Subsidiaries as lessee leases personal property are valid and enforceable in accordance with their respective terms, and neither SHB nor any of its Subsidiaries is, nor to the knowledge of SHB, is any other party thereto, in default thereunder.

4.22     Certain Transactions.

            (a)        Neither SHB nor its Subsidiaries has provided, maintained, extended or renewed any loan or other credit that would have violated Regulation O of the Federal Reserve Board 12 C.F.R. § 215.

            (b)        Except as set forth in Section 4.22 of the SHB Disclosure Schedules, neither SHB nor its Subsidiaries are involved in any contract, commitment or transaction or other business affiliation, directly or indirectly, with any of their officers, directors, affiliates or shareholders including direct or indirect interest in the business of competitors, suppliers or customers of SHB or its Subsidiaries.

4.23     Business and Relationships.

(a)        No customer or group of customers of SHB or SH Bank has, since December 31, 2013, canceled or otherwise terminated or provided any notice of  intent to cancel or otherwise terminate its or their relationship with SHB or SH Bank, except for cancellations or terminations that would not have a Material Adverse Effect on SHB.

(b)        SHB or SH Bank beneficially holds all assets, properties and rights used by SHB or SH Bank in the conduct of the business of SHB and SH Bank as conducted since December 31, 2013.

4.24     Books and Records.  SHB and SH Bank maintain accurate books and records reflecting their assets and liabilities and maintain proper and adequate internal accounting controls which provide assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of SHB and to maintain accountability for SHB’s consolidated assets; (iii) access to SHB’s assets is permitted only in accordance with management’s authorization; (iv) the reporting of the SHB’s assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

4.25     Reorganization. SHB has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

4.26     Intellectual Property Rights.

(a)        Section 4.26(a) of the SHB Disclosure Schedule contains a true, correct and complete list of all registered trademarks, registered service marks, trademark and service mark applications, trade names and registered copyrights presently owned or held by SHB or any Subsidiary or used in a material manner by them in the conduct of their business under license pursuant to a material contract (the “Intellectual Property”).  To SHB’s knowledge, SHB and its Subsidiaries own or have the right to use and continue to use the Intellectual Property in the operation of their business.  Neither SHB nor any Subsidiary is, to SHB’s knowledge, infringing or violating any patent, copyright, trademark, service mark, label filing or trade name owned or otherwise held by any other party, nor has SHB or any Subsidiary, to SHB’s knowledge, used any confidential information or any trade secrets owned or otherwise held by any other party, without holding a valid license for such use.

            (b)        Neither SHB nor any Subsidiary is engaging, nor has any been charged with engaging, in any kind of unfair or unlawful competition.  Neither the execution, delivery or performance of this Agreement or the related documents nor the consummation of the transactions contemplated hereby or thereby will in any material way impair the right of SHB or any Subsidiary or the Surviving Corporation to use, sell, license or dispose of, or to bring any action for the infringement of, the Intellectual Property.

4.27     Dissenting Shareholders.   SHB has no knowledge of any plan or intention on the part of any shareholder of SHB to make written demand for payment of the fair value of such holder’s shares of SHB Stock as described in Section 1.4.

4.28     Small Business Lending Fund.   SHB has issued an aggregate of $5,105,000 in Senior Non-Cumulative Perpetual Preferred Stock, Series D to the U.S. Department of the Treasury as a result of SHB’s participation in the Small Business Lending Fund Program (the “SBLF Preferred Stock”).  SHB is current on all payment of dividends and any other amounts owed under the SBLF Preferred Stock.

4.29     Bank Secrecy Act; Federal Community Reinvestment Act.  Each of SHB and SH Bank is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries to be deemed to be operating in violation in any material respect of the Bank Secrecy Act.  SHB is “well capitalized” as that term is defined in 12 C.F.R. 325.103 and its most recent examination rating under the Federal Community Reinvestment Act, as amended, was “satisfactory” or better.

4.30     Accuracy of Statements.  Nothing contained in this Agreement, or in any information furnished or to be furnished by SHB pursuant hereto, contains or will contain an untrue statement of material fact or an omission of a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which made, not misleading.

ARTICLE V.  REPRESENTATIONS AND WARRANTIES OF FIRST CITIZENS

First Citizens hereby represents and warrants to SHB as follows:

5.1       Corporate Organization.

(a)        First Citizens is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee. First Citizens has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted.  First Citizens is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. First Citizens is duly registered as a bank holding company under the BHC Act and has made a financial holding company election. The Charter and Bylaws of First Citizens (the “First Citizens Governing Documents”), copies of which have previously been made available to SHB, are true and correct copies of such documents as in effect as of the date of this Agreement.

(b)        FC Bank is a national banking association validly existing and in good standing.  The deposit accounts of FC Bank are insured by the FDIC through the DIF to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid when due. FC Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted.  Each Subsidiary of First Citizens is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where failure to obtain such license or qualification would not have a Material Adverse Effect on First Citizens. The Articles of Association and Bylaws of FC Bank (the “FC Bank Governing Documents”), copies of which have previously been made available to SHB, are true and correct copies of such documents as in effect as of the date of this Agreement.

5.2       Capitalization.

(a)        The authorized capital stock of First Citizens consists of 10,000,000 shares of First Citizens Common Stock, no par value per share (“First Citizens Common Stock”), and 10,000,000 shares of First Citizens Preferred Stock, no par value per share (“First Citizens Preferred Stock”).  As of December 31, 2013, 3,607,754  shares of First Citizens Common Stock were issued and outstanding and no shares of First Citizens Preferred Stock were issued and outstanding. As of the date of this Agreement, no shares of First Citizens Common Stock were reserved for issuance, except shares reserved for issuance pursuant to employee benefit plans and stock option plans.  All of the issued and outstanding shares of First Citizens Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  Except for the plans and arrangements referred to above with respect to reserved shares, First Citizens does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of First Citizens Common Stock, First Citizens Preferred Stock or any other equity securities of First Citizens or any securities representing the right to purchase or otherwise receive any shares of First Citizens Common Stock or First Citizens Preferred Stock. The shares of First Citizens Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b)        Section 5.2(b) of the First Citizens’ Disclosure Schedule sets forth a true and correct list of all material Subsidiaries of First Citizens as of the date of this Agreement.  Except as set forth in Section 5.2(b) of the First Citizens’ Disclosure Schedule, First Citizens owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each such Subsidiary of First Citizens, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No such Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character with any party that is not a direct or indirect Subsidiary of First Citizens calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

5.3       Authority; No Violation.

(a)        First Citizens has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of First Citizens. No other corporate proceedings on the part of First Citizens or First Citizens’ Subsidiaries are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by First Citizens and constitutes a valid and binding obligation of First Citizens, enforceable against First Citizens in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b)        Neither the execution and delivery of this Agreement by First Citizens, nor the consummation by First Citizens of the transactions contemplated hereby, nor compliance by First Citizens with any of the terms or provisions hereof or thereof, will (i) violate any provision of the First Citizens Governing Documents, or (ii) unless such violation, conflict or breach would not have a Material Adverse Effect on First Citizens and assuming that the consents and approvals referred to in Section 5.4 are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to First Citizens or any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of First Citizens or any of its Subsidiaries under, any of the terms, conditions or provisions of any material contract, as such term is defined in Regulation S-X of the SEC.

5.4       Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act, the FDIC, the Office of the Comptroller of the Currency, the FTC, and the DoJ, and approval of such applications and notices, (b) such applications, filings, authorizations, orders and approvals as may be required under applicable state law, (c) the filing with, and declaration of effectiveness by, the SEC of the S-4, (d) the filing of the Articles of Merger with the Tennessee Secretary and the Tennessee Department, and (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of First Citizens Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary in connection with (i) the execution and delivery by First Citizens of this Agreement and (ii) the consummation by First Citizens of the Merger and the other transactions contemplated hereby.

5.5       Reports. First Citizens and each of its Subsidiaries have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2008 with any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith.  Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of First Citizens and its Subsidiaries, no Regulatory Agency has initiated any proceeding or, to the knowledge of First Citizens, investigation into the business or operations of First Citizens or any of its Subsidiaries since December 31, 2008. There is no unresolved outstanding violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of First Citizens or any of its Subsidiaries.

5.6       Reorganization. First Citizens has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

5.7       Financial Statements.   The consolidated financial statements of First Citizens and its subsidiaries (the “First Citizens Financial Statements”), including consolidated statements of condition, statements of earnings, changes in shareholders’ equity and cash flows and related notes, fairly present in all material respects the consolidated financial position of First Citizens and its Subsidiaries as of the respective date thereof, and fairly present in all material respects (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount) the results of the consolidated operations and consolidated financial position of First Citizens and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such First Citizens Financial Statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements; and each of such First Citizens Financial Statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or in the case of unaudited statements.  The books and records of First Citizens and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

5.8       Broker’s Fees. Other than Olsen Palmer LLC, neither First Citizens nor any of its Subsidiaries, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

5.9       Absence of Certain Changes or Events.

            (a)        Except as set forth in Section 5.9(a) of the First Citizens Disclosure Schedule, since December 31, 2013, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect with respect to First Citizens.

            (b)        Except as set forth in Section 5.9(b) of the First Citizens Disclosure Schedule, since December 31, 2013, First Citizens and its Subsidiaries have carried on their respective businesses in the ordinary course consistent with their past practices.

5.10     Legal Proceedings. Section 5.10 of the First Citizens Disclosure Schedule lists all pending or, to First Citizen’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against First Citizens or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement, other than regularly scheduled examinations and similar routine investigations made by bank regulatory officials in the course of their supervision of First Citizens or any of its Subsidiaries. Neither First Citizens nor any of its Subsidiaries is a party to any, and there are no pending or, to First Citizen’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against First Citizens or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement, other than regularly scheduled examinations and similar routine investigations made by bank regulatory officials in the course of their supervision of First Citizens or any of its Subsidiaries.  There is no injunction, order, judgment, decree or material regulatory restriction imposed upon First Citizens, any of its Subsidiaries or the assets of First Citizens or any of its Subsidiaries.

5.11     First Citizens Information. The information relating to First Citizens and its Subsidiaries to be contained in the Proxy Statement and the S-4, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  Such information relating to First Citizens and its Subsidiaries to be included in the S-4 and the Proxy Statement will comply with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder.

5.12     Agreements with Regulatory Agencies. Neither First Citizens nor any of its Subsidiaries is subject to any cease-and-desist order, consent order or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, a “Regulatory Agreement”) any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has First Citizens or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing or requesting any Regulatory Agreement.

5.13     Approvals. First Citizens knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) should not be obtained.

5.14     Insurance. First Citizens and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as First Citizen’s management reasonably has determined to be prudent in accordance with industry practices. All of such policies are in full force and effect; First Citizens and its Subsidiaries are not in default thereunder; and all claims thereunder for which a basis is known, or reasonably should be known, by First Citizens have been filed in due and timely fashion.

5.15     Bank Secrecy Act; Federal Community Reinvestment Act.  Each of First Citizens and FC Bank is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries to be deemed to be operating in violation in any material respect of the Bank Secrecy Act.  First Citizens’ and FC Bank’s most recent examination rating under the Federal Community Reinvestment Act, as amended, was “satisfactory” or better and First Citizens has no knowledge as to facts or circumstances which would likely result in it being rated less than satisfactory under the Federal Community Reinvestment Act if so examined.

5.16     Sufficient Funds; Capitalization. First Citizens has, as of the date hereof, and will have at the Closing Date, sufficient cash on hand or other sources of immediately available funds to enable First Citizens to timely pay the Cash Consideration and consummate the transactions contemplated by this Agreement.  First Citizens is, and will be at the Effective Time, “well capitalized” as that term is defined in 12 C.F.R. 325.103.

5.17     Accuracy of Statements.  Nothing contained in this Agreement, or in any information furnished or to be furnished by First Citizens pursuant hereto, contains or will contain an untrue statement of material fact or an omission of a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which made, not misleading.

ARTICLE VI.   COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1       Covenants of SHB.  During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior express written consent of First Citizens, SHB and its Subsidiaries shall carry on their respective businesses in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement or as expressly consented to in writing in advance by First Citizens, SHB shall not, and shall not permit any of its Subsidiaries to:

(a)        declare or pay any dividends on, or make other distributions in respect of, any of its capital stock during any period, other than its normal annual dividend consistent with past practices (not to exceed $550,000) and dividends or distributions by a Subsidiary of SHB to SHB;

(b)        (i) repurchase, redeem or otherwise acquire (except for the redemption or repurchase of the Series D Preferred Stock), any shares of the capital stock of SHB or any Subsidiary of SHB, or any securities convertible into or exercisable for any shares of the capital stock of SHB or any Subsidiary of SHB, (ii) split, combine or reclassify any shares of its capital stock, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, or (iii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing;

(c)        amend its Charter, Bylaws or other similar governing documents;

(d)        directly or indirectly, (i) solicit, initiate, encourage, facilitate, entertain or accept any Acquisition Proposal (as defined in this subsection below), or (ii) participate or engage in any discussions or negotiations with any person or entity other than First Citizens or FC Bank relating or with respect to any Acquisition Proposal, or (iii) provide any nonpublic information to any person or entity other than First Citizens or FC Bank relating or with respect to any Acquisition Proposal, or (iv) make any Acquisition Proposal to any person or entity other than First Citizens and FC Bank, or (v) enter into any agreement with respect to any Acquisition Proposal, or (vi) otherwise facilitate any effort or attempt to make an Acquisition Proposal, or (vii) authorize or permit any of its officers, directors, employees, representatives or agents to do any of the foregoing; provided, however, that in response to an unsolicited, bona fide written Acquisition Proposal, SHB, after giving notice of such to First Citizens, may do the following if the Board of Directors of SHB determines in good faith that it must do so to comply with its fiduciary duties: (i) communicate information about such Acquisition Proposal to SHB’s shareholders if required under applicable law, and (ii) authorize and permit its officers, directors, employees, representatives, investment bankers, attorneys, accountants, financial advisors, or agents to (A) participate or engage in such discussions or negotiations, or (B) provide or cause to be provided nonpublic information. SHB will immediately cease and cause to be terminated as of the date of this Agreement any existing activities, discussions or negotiations previously or currently conducted with any persons or entities other than First Citizens and FC Bank with respect to any Acquisition Proposal or any of the foregoing. SHB will notify First Citizens immediately if any Acquisition Proposal is received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, SHB, and SHB will promptly (within 48 hours) inform First Citizens in writing of all of the relevant details with respect to the foregoing, including the material terms and conditions of such request or Acquisition Proposal and the identity of the person or group making such request or proposal. SHB will keep First Citizens fully informed of the status and details (including amendments or proposed amendments) of any such request or Acquisition Proposal.  In the event this Agreement is terminated under Section 9.1(g), SHB shall pay $1,000,000 in cash to First Citizens on demand.  In addition, if prior to the Effective Time an Acquisition Proposal has been made (the “Superior Proposal”) and this Agreement is terminated under Sections 9.1(d) or 9.1(f) (and such breach by SHB was willfully and knowingly committed) and within a twelve (12) month period following the termination of this Agreement SHB enters into the Superior Proposal, SHB shall pay $1,000,000 in cash to First Citizens at the time of the acceptance and execution of the Superior Proposal by SHB.  For purposes of this Agreement, “Acquisition Proposal” shall mean any bona fide written tender or exchange offer, bona fide written proposal for a merger, consolidation or other business combination involving SHB or SH Bank or any bona fide written proposal or offer to acquire in any manner all or 20% or greater equity interest in, or all or a substantial portion of the assets of, SHB or SH Bank, other than the transactions contemplated or permitted by this Agreement;

(e)        make any capital expenditures other than those which are (i) set forth in Section 6.1 of the SHB Disclosure Schedule or (ii) are made in the ordinary course of business or are necessary to maintain existing assets in good repair, and in any event are in an amount of no more than $100,000 in the aggregate, or except as necessary to comply with applicable regulatory guidelines or requirements;

(f)        enter into any new line of business;

(g)        acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, association or other business organization or entity or division thereof, or otherwise acquire any assets, which would be material, individually or in the aggregate, to SHB, or which could reasonably be expected to impede or delay consummation of the Merger, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practices;

(h)        except as contemplated by Article III hereof or this Article VI, take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(i)         change its methods of accounting in effect at December 31, 2013, except as required by changes in GAAP or regulatory accounting principles as concurred to by SHB’s independent auditors or at the written request of First Citizens;

(j)         except as set forth in Section 7.6 hereof, or as required by applicable law and/or to maintain qualification pursuant to the Code, (i) adopt, amend, or terminate any employee benefit plan (including, without limitation, any Employee Plan) or any agreement, arrangement, plan or policy between SHB or any Subsidiary of SHB and one or more of its current or former directors, officers or employees, (ii) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase in any manner the cash compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Employee Plan or agreement as in effect as of the date hereof, or (iii) grant or award any stock options, stock appreciation rights, restricted stock, restricted stock units, performance units or shares or any other equity or equity-based awards;

(k)        other than activities in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements;

(l)         other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(m)       file any application to relocate or terminate the operations of any banking office of it or any of its Subsidiaries;

(n)        enter into, create, renew, amend, extend or terminate or give notice of a proposed renewal, amendment, extension or termination of, any contract, agreement or lease for goods, services or office space to which SHB or any of its Subsidiaries is a party or by which SHB or any of its Subsidiaries or their respective properties is bound involving aggregate payment obligations in excess of $100,000 over the term of the agreement or contract, or amend or waive the provisions of any confidentiality or standstill agreement to which SHB or any of its affiliates is a party as of the date hereof;

(o)        take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any Requisite Regulatory Approval (as defined in Section 8.1(c));

(p)        enter or commit to enter into any new loans outside the ordinary course of business, consistent with past practice, or in an original principal amount in excess of $1,000,000, or renew, or commit to renew, any existing loans in a principal amount in excess of $1,000,000, without having provided prior written notice to First Citizens of the persons to whom such loans are to be made and the terms thereof, or enter into new loan transactions subject to the requirements of Regulation O of the Federal Reserve Board, 12 C.F.R. § 215 (or the equivalent) in excess of $250,000 in the aggregate (each, an “Insider Loan”) without having provided prior written notice to First Citizens of the persons to whom such Insider Loans are to be made and the terms and purposes of such Insider Loans. Upon receipt of a complete credit package from SHB for any such credit or credits, First Citizens will have two business days to object to the extension of such credit or credits and if no written objection has been delivered, the extension of credit will be deemed approved by First Citizens; or

(q)        agree or commit to do any of the foregoing.

6.2       Covenants of First Citizens. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior express written consent of SHB, First Citizens and its Subsidiaries shall carry on their respective businesses in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, and except as set forth in Section 6.2 of the First Citizens Disclosure Schedule or as otherwise contemplated by this Agreement or as expressly consented to in writing in advance by SHB, First Citizens shall not, and shall not permit any of its Subsidiaries to:

(a)        declare or pay any dividends on, or make other distributions in respect of, any of its capital stock during any period, other than its normal quarterly dividends consistent with past practices and dividends or distributions by a Subsidiary of First Citizens to First Citizens;

(b)        (i) repurchase, redeem or otherwise acquire, any shares of the capital stock of First Citizens or any Subsidiary of First Citizens, or any securities convertible into or exercisable for any shares of the capital stock of First Citizens or any Subsidiary of First Citizens or (ii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing;

(c)        amend its Charter, Bylaws or other similar governing documents (other than the FC Charter Amendment, as defined in Section 8.1(b));

(d)        except as contemplated by Article III hereof, take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(e)        take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any Requisite Regulatory Approval (as defined in Section 8.1(c));

(f)        change its methods of accounting in effect at December 31, 2013, except in accordance with changes in GAAP or regulatory accounting principles as concurred to by First Citizens’ independent auditors; or

(g)        agree or commit to do any of the foregoing.

6.3       Additional Covenants of SHB.  SHB shall give prompt notice of any event or circumstance that could cause any of its representations or warranties to be false or misleading in any material respect after the date hereof (except for representations that expressly speak only as of the date hereof) or that may cause any condition set forth in Article VIII to not be satisfied as of the anticipated Closing Date.

6.4       Additional Covenants of First Citizens.  First Citizens shall give prompt notice of any event or circumstance that could cause any of its representations or warranties to be false or misleading in any material respect after the date hereof (except for representations that expressly speak only as of the date hereof) or that may cause any condition set forth in Article VIII to not be satisfied as of the anticipated Closing Date.

ARTICLE VII.  ADDITIONAL AGREEMENTS

7.1       Regulatory Matters.

(a)        Within thirty (30) days following the date of this Agreement, First Citizens will prepare and file, or will cause to be prepared and filed, all necessary applications or other documentation with the Federal Reserve Board, the Tennessee Department and any Regulatory Agency or other appropriate Governmental Entities having jurisdiction over the transactions contemplated by this Agreement.  First Citizens will take all reasonable action to aid and assist in the consummation of the Merger, and will use commercially reasonable efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including such actions which are necessary, proper or advisable in connection with filing applications and registration statements with, or obtaining approvals from, all Governmental Entities having jurisdiction over the transactions contemplated by this Agreement and the Merger.  First Citizens will provide SHB with copies of all such regulatory filings and all correspondence with Governmental Entities in connection with the Merger.

(b)        As soon as practicable after the execution of this Agreement, First Citizens will prepare and file with the SEC a Registration Statement on Form S 4 under the Securities Act (the “Registration Statement”) and any other applicable documents, including the notice, proxy statement and prospectus and other proxy solicitation materials of SHB constituting a part thereof (the “Proxy Statement”), relating to the shares of First Citizens Stock to be delivered to the shareholders of SHB pursuant to this Agreement, and will use its commercially reasonable efforts to cause the Registration Statement to become effective.  SHB and its counsel shall be given the opportunity to participate in the preparation of the Registration Statement and shall have the right to approve the content of the Registration Statement with respect to information about SHB and the meeting of SHB’s shareholders.  At the time the Registration Statement becomes effective, the Registration Statement will comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder.

(c)        None of the information relating to First Citizens and its Subsidiaries that is provided by First Citizens for inclusion in (i) the Proxy Statement, any filings or approvals under applicable federal or state banking laws or regulations or state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act will, at the time of mailing the Proxy Statement to SHB’s shareholders, at the time of SHB’s Shareholder Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(d)        First Citizens and SHB shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of First Citizens, SHB or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(e)        First Citizens and SHB shall promptly furnish each other with copies of written communications received by First Citizens or SHB, as the case may be, or any of their respective Subsidiaries, Affiliates or Associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date of this Agreement) from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

7.2       Access to Information.

(a)        Upon reasonable notice and subject to applicable laws, SHB shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, attorneys, financial advisors and other representatives (each, a “Representative”) of First Citizens, access during normal business hours during the period prior to the Effective Time to all of its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, it shall, and shall cause its Subsidiaries to, make available to First Citizens all information concerning its business, properties and personnel as First Citizens may reasonably request.  In addition, SHB and each of its Subsidiaries shall permit a Representative of First Citizens to have access to the premises and observe the operations of SHB or any of its Subsidiaries, as the case may be, to attend each meeting of their respective Boards of Directors and committees thereof (other than during discussions regarding this Agreement and the transactions contemplated hereby or discussions relating to an Acquisition Proposal) and to meet with the officers of SHB and its Subsidiaries responsible for the Financial Statements, the internal controls of SHB and its Subsidiaries and the disclosure controls and procedures of SHB and its Subsidiaries to discuss such matters as First Citizens may deem reasonably necessary or appropriate for First Citizens to satisfy its obligations under the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and any rules and regulations relating thereto.  Neither SHB nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would reasonably violate the rights of its customers, reasonably jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. SHB shall identify the nature of any such limitation on access and disclosure, and the parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)        Notwithstanding anything in any other agreement to the contrary, no investigation by First Citizens or its Representatives shall affect the representations, warranties, covenants or agreements of SHB set forth herein, and the parties shall remain responsible to the extent provided herein.

7.3       Shareholder Meeting. SHB shall take all steps in accordance with applicable law necessary to duly call, give notice of, convene and hold a meeting of its shareholders to be held as soon as is reasonably practicable after the date on which the S-4 becomes effective for the purpose of voting upon the approval and adoption of this Agreement. SHB will, through its Board of Directors, recommend to its shareholders approval of this Agreement and the transactions contemplated hereby and such other matters as may be submitted to its shareholders in connection with this Agreement; provided, however, that SHB’s Board of Directors may submit this Agreement and the transactions contemplated herein to its shareholders for approval without recommendation pursuant to Section 48-21-104 of the TBCA if SHB’s Board of Directors determines in good faith that it must do so in order to comply with its fiduciary duties.

7.4       Legal Conditions to Merger. Each of First Citizens and SHB shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by SHB or First Citizens or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of such consent, authorization, order or approval.

7.5       [Reserved.]

7.6       Employee Benefit Plans; Existing Agreements.

(a)        As of the Effective Time, the employees of SHB and its Subsidiaries (the “SHB Employees”) shall at the discretion of First Citizens either continue to participate in the SHB Employee Plans or, to the extent permissible under the terms of the First Citizens Plans, shall become eligible to participate in First Citizens’ employee benefit plans in which similarly situated employees of First Citizens or FC Bank participate, to the same extent as similarly situated employees of First Citizens or FC Bank (it being understood that inclusion of SHB Employees in First Citizens’ employee benefit plans may occur at different times with respect to different plans) except as provided below.

(b)        With respect to each First Citizens Plan that is an “employee benefit plan,” as defined in section 3(3) of ERISA, for purposes of determining eligibility to participate, and entitlement to benefits, including for severance benefits and vacation entitlement, service with SHB shall be treated as service with First Citizens; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication or increase of benefits; and provided further, that past service credit shall not be taken into account for determining eligibility, vesting or accrual of benefits under any First Citizens defined benefit or nonqualified plan. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each First Citizens Plan shall waive pre-existing condition limitations to the same extent waived under the applicable SHB Plan. SHB Employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the First Citizens Plan.

(c)        SHB shall make stay-pay or retention bonus payments to such employees and officers of SHB or SH Bank, as reflected on Section 4.11(h) of the SHB Disclosure Schedule, in an aggregate amount not to exceed $150,000 for the purpose of encouraging such employees and officers to continue in the employ of SHB or SH Bank until the Effective Time. Such payments shall be allocated and paid to such employees and officers of SHB or SH Bank as mutually agreed upon by the President and Chief Executive Officer of each of First Citizens and SHB (it being understood and agreed that no amounts shall be allocated to Virginia Kibble, Steve Ledbetter and J. Lee Stewart).

7.7       Consents and Approvals.  SHB shall use its reasonable best efforts to obtain all third-party consents required under SHB Contracts.

7.8       Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by First Citizens.

7.9       Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of First Citizens and SHB agrees to use its respective reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

7.10     Tax-Free Qualification. Each of First Citizens and SHB shall use its reasonable best efforts not to, and shall use its reasonable best efforts not to permit any of its Subsidiaries to, take any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

7.11     Redemption of SBLF Preferred Stock.  SHB will use its best efforts to (a) cause the redemption of all outstanding SBLF Preferred Stock prior to the Effective Time such that, as of the Effective Time, SHB will have no SBLF Preferred Stock issued or outstanding, or (b) give proper notice to call for redemption all outstanding SBLF Preferred Stock and deposit sufficient funds in trust for such redemption, in each case pursuant to the applicable provisions of the Small Business Lending Fund – Securities Purchase Agreement No. 0438 dated September 8, 2011 by and between SHB and the United States Department of the Treasury.

7.12     Indemnification of SHB Directors and Officers.

(a)        In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of SHB or any of its Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director or officer of SHB, any of the Subsidiaries of SHB or any of their respective predecessors or affiliates or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that, after the Effective Time, First Citizens shall indemnify and hold harmless, subject in all respects to any limitations imposed by any statute, rule, regulation, administrative interpretation, or other law, including any procedural requirements or other conditions, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation. In the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with First Citizens; provided, however, that (1) First Citizens shall have the right to assume the defense thereof and, upon such assumption, First Citizens shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if First Citizens elects not to assume such defense or if counsel for the Indemnified Parties reasonably advises that there are issues which raise conflicts of interest between First Citizens and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with First Citizens, and First Citizens shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) First Citizens shall in all cases be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties (unless an ethical conflict of interest arises for such firm of counsel in representing all Indemnified Parties), (3) First Citizens shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (4) First Citizens shall have no obligation hereunder to any Indemnified Party if that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by any statute, rule, regulation, administrative interpretation, or other law.  Any Indemnified Party wishing to claim Indemnification under this Section 7.12, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify First Citizens thereof; provided that the failure to so notify shall not affect the obligations of First Citizens under this Section 7.12 except to the extent such failure to notify materially prejudices First Citizens. First Citizens’ obligations under this Section 7.12 shall continue in full force and effect without time limit from and after the Effective Time.

(b)        In the event First Citizens or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of First Citizens assume the obligations set forth in this Section 7.12.

(c)        The provisions of this Section 7.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

ARTICLE VIII.  CONDITIONS PRECEDENT

8.1       Conditions to Each Party’s Obligation To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)        SHB Shareholder Approval. This Agreement shall have been approved and adopted by the requisite votes of the shareholders of SHB under applicable law.

(b)        First Citizens Shareholder Approval.  An amendment to the Charter of First Citizens authorizing an additional class of common  stock to be issued to the shareholders of First Citizens shall have been approved and adopted by the requisite votes of the shareholders of First Citizens required under applicable law (the “FC Charter Amendment”).

(c)        Other Approvals.  All regulatory approvals required to consummate the transactions contemplated hereby (including the Merger) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(d)        S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e)        No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

8.2       Conditions to Obligations of First Citizens. The obligation of First Citizens to effect the Merger is also subject to the satisfaction or waiver by First Citizens at or prior to the Effective Time of the following conditions:

(a)        Representations and Warranties.  The representations and warranties of SHB set forth in Article IV of this Agreement, to the extent qualified as to “materiality” or “Material Adverse Effect”, shall be true and correct in all respects, subject to such qualifications, and those set forth in Article IV of this Agreement that are not qualified as to “materiality” or “Material Adverse Effect”, shall be true and correct in all material respects, in each case as of the date of this Agreement and (except to the extent such representations and warranties speak only as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that Section 4.2 (Capitalization) shall be true and correct without qualification. First Citizens shall have received a certificate signed on behalf of SHB by the Chief Executive Officer and the Chief Financial Officer of SHB to the foregoing effect.

(b)        Performance of Obligations of SHB.  All obligations of SHB under this Agreement that are to be performed prior to the Closing, to the extent qualified as to materiality or a Material Adverse Effect, shall have been performed in all respects, and to the extent not so qualified, shall have been performed in all material respects, and First Citizens shall have received a certificate signed by the Chief Executive Officer of SHB to such effect.

(c)        No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

(d)        Dissenters’ Rights.  The holders of less than 10% of the total outstanding shares of SHB Stock shall have exercised dissenters’ rights with respect to the transactions contemplated by this Agreement.

(e)        Federal Tax Opinion. First Citizens shall have received an opinion from Waller Lansden Dortch & Davis, LLP, counsel to First Citizens (“First Citizens’ Counsel”), in form and substance reasonably satisfactory to First Citizens, dated the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and that First Citizens and SHB will each be a party to that reorganization. In rendering such opinion, First Citizens’ Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of First Citizens, SHB and others, reasonably satisfactory in form and substance to such counsel. First Citizens and SHB will cooperate with each other and First Citizens’ Counsel in executing and delivering to First Citizens’ Counsel customary representations letters in connection with such opinion.

(f)        First Citizens shall have received all consents pursuant to Section 7.7 of this Agreement.

(g)        SHB shall have, at SHB’s expense, amended, modified or obtained tail coverage to provide continuing coverage under its existing insurance policies (other than for directors’ and officers’ liability insurance) on terms and in form and substance satisfactory to First Citizens.

            (h)        First Citizens shall have succeeded to SHB’s rights, interests and obligations pursuant to the Indenture and the Predecessor Trustee shall have been replaced by the Successor Trustee.

8.3       Conditions to Obligations of SHB . The obligation of SHB to effect the Merger is also subject to the satisfaction or waiver by SHB at or prior to the Effective Time of the following conditions:

(a)        Representations & Warranties.  The representations and warranties of First Citizens set forth in Article V of this Agreement, to the extent qualified as to “materiality” or “Material Adverse Effect”, shall be true and correct in all respects, subject to such qualifications, and those set forth in Article V of this Agreement that are not qualified as to “materiality” or “Material Adverse Effect”, shall be true and correct in all material respects, in each case as of the date of this Agreement and (except to the extent such representations and warranties speak only as of an earlier date) as of the Closing Date as though made on and as of the Closing Date.  SHB shall have received a certificate signed on behalf of First Citizens by the Chief Executive Officer and the Chief Financial Officer of First Citizens to the foregoing effect.

(b)        Performance of Obligations of First Citizens. All obligations of First Citizens under this Agreement that are to be performed prior to the Closing, to the extent qualified as to materiality or a Material Adverse Effect, shall have been performed in all respects, and to the extent not so qualified, shall have been performed in all material respects, and SHB shall have received a certificate signed by the Chief Executive Officer of First Citizens to such effect.

(c)        No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

(d)        Federal Tax Opinion. SHB shall have received an opinion from Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (“SHB’s Counsel”), or other counsel reasonably satisfactory to SHB, in form and substance reasonably satisfactory to SHB, dated the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and that First Citizens and SHB will each be a party to that reorganization. In rendering such opinion, SHB’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of First Citizens, SHB and others, reasonably satisfactory in form and substance to such counsel. First Citizens and SHB will cooperate with each other and SHB’s Counsel in executing and delivering to SHB’s Counsel customary representations letters in connection with such opinion.

(e)        D&O Tail Coverage. First Citizens shall have, at First Citizens’ expense, amended, modified or obtained directors’ and officers’ liability insurance, for a period of five (5) years after the Effective Time, covering any person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of SHB or any of its Subsidiaries (the “D&O Indemnified Persons”) who are currently covered by SHB’s existing directors’ and officers’ liability insurance policies on terms similar to such existing insurance.

ARTICLE IX.  TERMINATION AND AMENDMENT

9.1       Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of SHB:

(a)        By mutual consent of SHB and First Citizens in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b)        By either First Citizens or SHB upon written notice to the other party (i) 60 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 60-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger;

(c)        By First Citizens or SHB upon written notice to the other party if the Merger shall not have been consummated on or before September 30, 2014, unless the failure of the Closing to occur by such date shall be due to (i) a delay in obtaining the Requisite Regulatory Approval, (ii) a delay in the effectiveness of the S-4, or (iii) the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d)        By either party upon written notice to the other party if any approval of the shareholders of SHB required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof;

(e)        By either party upon written notice to the other party if approval of the shareholders of First Citizens required for the FC Charter Amendment shall not have been obtained at least 15 business days prior to the Closing Date;

(f)        By either First Citizens or SHB upon written notice to the other party (provided that the terminating party is not then in breach of any representation or warranty or material breach of any covenant or other agreement contained herein) in the event of either: (i) if any of the representations or warranties set forth in this Agreement on the part of the other party hereto shall be or become untrue or incorrect, and such representation is either incapable, by its nature, of being cured or is not cured within 30 calendar days following the giving of written notice thereof to the party making such representation; or (ii) a material breach by the other party of any of the covenants or agreements contained in this Agreement, and such breach is either incapable, by its nature, of being cured or is not cured within 30 calendar days following the giving of written notice thereof to such other party;

(g)        By First Citizens upon written notice to SHB if SHB’s Board of Directors shall have failed to recommend in the Proxy Statement that SHB’s shareholders approve and adopt this Agreement, or SHB’s Board of Directors shall have withdrawn, modified or changed, in a manner adverse to First Citizens, its approval or recommendation of this Agreement and the transactions contemplated hereby, or if SHB enters into any letter of intent, agreement in principle, or acquisition or similar agreement related or with respect to any Acquisition Proposal; or

(h)        By First Citizens upon written notice to SHB if (i) any legal proceedings are filed or threatened relating to the consummation of the Merger (but not relating to the adequacy of the Merger Consideration), or (ii) any actions by a Governmental Authority are filed or threatened relating to the consummation of the Merger.

9.2       Effect of Termination. In the event of termination of this Agreement by either First Citizens or SHB as provided in Section 9.1, this Agreement shall forthwith become void and have no effect except (i) Sections 9.2, 10.3, 10.4 and 10.12 shall survive any termination of this Agreement, (ii) that notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its breach of any provision of this Agreement, and (iii) SHB shall not be relieved or released from any obligation to make payment to First Citizens pursuant to Section 6.1(d) hereof.

9.3       Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of SHB; provided, however, that after any approval of the transactions contemplated by this Agreement by SHB’s shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to such shareholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.4       Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any  agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE X.  GENERAL PROVISIONS

10.1     Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 12:00:01 a.m. (Central Time) on the first day which is at least two business days after the satisfaction or waiver (subject to applicable law) of the last to occur of the conditions set forth in Article VIII hereof (other than those conditions which relate to actions to be taken at the Closing) (the “Closing Date”), at the offices of Waller Lansden Dortch & Davis, LLP, 511 Union Street, Suite 2700, Nashville, Tennessee 37219, or at such other time, date and place as is agreed to by the parties hereto.

10.2     Expenses. Except as otherwise provided herein, all costs and expenses, including legal, accounting and financial advisory fees and expenses, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

10.3     Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, transmitted by facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to First Citizens, to:	First Citizens Bancshares, Inc. One First Citizens Place Dyersburg, TN 38024 Attention: Jeffrey D. Agee Facsimile: (731) 287-4284
with a copy (which shall not constitute notice) to:	Waller Lansden Dortch & Davis, LLP 511 Union Street, Suite 2700 Nashville, Tennessee 37219 Attention: Miranda K. Kelley, Esq. Facsimile: (615) 244-6804
and
(b) if to SHB, to:	Southern Heritage Bancshares, Inc. 3020 Keith Street, NW Cleveland, TN 37312 Attention: J. Lee Stewart Facsimile: (423) 473-7985
with a copy (which shall not constitute notice) to:	Baker, Donelson, Bearman, Caldwell & Berkowitz, PC 211 Commerce Street, Suite 800 Nashville, TN 37201 Attention: Mark L. Miller, Esq. Facsimile: (615) 726-0464

All notices sent by mail as provided above shall be deemed delivered three (3) days after deposit in the mail.  All notices sent by courier as provided above shall be deemed delivered one day after being sent and all notices sent by facsimile shall be deemed delivered upon confirmation of receipt.  All other notices shall be deemed delivered when actually received.  Any party to this Agreement may change its address for the giving of notice specified above by giving notice as herein provided.

10.4     Interpretation.

(a)        In this Agreement, unless a contrary intention appears, (i) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, and (ii) when a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article, Section of or Exhibit or Schedule to this Agreement, as applicable. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to March __, 2014.  Unless the context otherwise requires, when used in this Agreement, (i) the singular shall include the plural, the plural shall include the singular, and all nouns, pronouns and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, as the identity of the person or persons may require, and (ii) the term “or” shall mean “and/or.” For purposes of this Agreement, “knowledge” means, with respect to an individual, such individual is actually aware, after reasonable inquiry, of the particular fact, matter, circumstance or other item, and, with respect to any party, entity or other person other than an individual, any individual who is serving as a director, chairman, chief executive officer, president, chief operating officer, chief financial officer, chief accounting officer, controller, chief credit officer, general counsel, senior or executive vice president, or regional chairman of such party, entity or other person or other officer, regardless of title, thereof charged with or responsible for the oversight of a particular area, department or function to which the subject matter relates, has or at any time had “knowledge” of such fact, matter, circumstance or other item. References to any document (including this Agreement) are references to that document as amended, consolidated, supplemented, novated or replaced by the parties from time to time.  References to any party to this Agreement shall include references to its respective successors and permitted assigns.  References to law are references to that law as amended, consolidated, supplemented or replaced from time to time, and shall include references to any constitutional provision, treaty, decree, convention, statute, act, regulation, rule, ordinance, subordinate legislation, rule of common law and of equity and judgment and shall include the requirements of any applicable stock exchange.  References to a judgment shall include references to any order, injunction, decree, determination or award of any court or tribunal.  References to any Governmental Entity or Regulatory Agency include any successor to that Governmental Entity or Regulatory Agency.

(b)        The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The parties hereto have each negotiated the terms hereof, reviewed this Agreement carefully, and discussed it with their respective legal counsel.  It is the intent of the parties that each word, phrase and sentence and other part hereof shall be given its plain meaning.  No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision.

10.5     Defined Terms. Certain terms used in this Agreement have the meanings ascribed thereto herein, and shall be applicable to the singular and the plural forms of such terms, except as otherwise provided herein.

10.6     Counterparts. This Agreement may be executed in counterparts (including by means of telecopied signature pages or electronic transmission in portable document format (pdf)), all of which shall be considered one and the same instrument and shall become effective when counterparts have been signed by each of the parties and delivered to the other party hereto, it being understood that all parties need not sign the same counterpart.

10.7     Entire Agreement. This Agreement (including the schedules, exhibits, documents and instruments referred to herein) constitutes the entire agreement and, except as specifically provided herein, supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

10.8     Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Tennessee, without regard to the conflicts of laws principles of any jurisdiction.  The parties agree that the venue for resolution of any dispute arising out of this Agreement shall be a court of competent jurisdiction in Nashville, Tennessee.

10.9     Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, without having to post bond therefor or prove actual damages, this being in addition to any other remedy to which they are entitled at law or in equity.

10.10   Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

10.11   Publicity. Except as otherwise required by law, so long as this Agreement is in effect, neither First Citizens nor SHB shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which such consent shall not be unreasonably withheld or delayed.

10.12   Assignment; Successors; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. This Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

10.13   Survival of Representations, Warranties, Covenants and Agreements.   The representations, warranties, covenants and agreements of the parties hereto set forth in this Agreement with the exception of Sections 6.1(d), 7.12, 9.2 and Article 10 shall not survive the Effective Time or the termination or abandonment of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written for themselves and their respective Subsidiaries.

FIRST CITIZENS BANCSHARES, INC.

By: /s/ Jeffrey D. Agee
Name: Jeffrey D. Agee
Title: President and Chief Executive Officer

SOUTHERN HERITAGE BANCSHARES, INC.

By: /s/ J. Lee Stewart
Name: J. Lee Stewart
Title: President and Chief Executive Officer

LIST OF SCHEDULES

SHB Disclosure Schedule:		First Citizens Disclosure Schedule:

Section 4.1(a)	Subsidiaries	Section 5.2(b)	Subsidiaries
Section 4.2(b)	Subsidiary Ownership	Section 5.9(a)	Certain Changes
Section 4.6(a)	Financial Statements	Section 5.9(b)	Ordinary Course
Section 4.8(a)	Certain Changes	Section 5.10	Legal Proceedings
Section 4.8(b)	Ordinary Course	Section 6.2	Certain Changes
Section 4.8(c)	Stock Options
Section 4.9	Legal Proceedings
Section 4.10(b)	Tax Returns
Section 4.11(a)	Employee Plans
Section 4.11(h)	Employee Payments
Section 4.11(i)	COBRA
Section 4.14(a)	Contracts
Section 4.14(b)	Defaults
Section 4.17(a)	Environmental Laws
Section 4.20	Loans
Section 4.22	Related Party Transactions
Section 4.26(a)	Intellectual Property
Section 6.1	Capital Expenditures

FIRST AMENDMENT

TO

AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT (the “Amendment”) to the Agreement and Plan of Merger (the “Agreement”) by and between First Citizens Bancshares, Inc., a Tennessee corporation (“First Citizens”), and Southern Heritage Bancshares, Inc., a Tennessee corporation (“SHB”), dated March 20, 2014, is made and entered into as of June 27, 2014 by and among the parties.

RECITALS:

            WHEREAS, the parties entered into the Agreement providing for the merger of SHB with and into First Citizens on the terms, subject to the conditions and for the consideration set forth in the Agreement; and

            WHEREAS, First Citizens and SHB desire to amend the Agreement as set forth in this Amendment;

            NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants and other agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto covenant and agree as follows:

            1.         Amendment to Section 1.4(h).  Section 1.4(h) of the Agreement is hereby deleted in its entirety and replaced with the following:

            (h)        Notwithstanding anything in this Agreement to the contrary, First Citizens will not issue any fractional shares of First Citizens Stock otherwise issuable pursuant to the Merger.  In lieu of the issuance of any such fractional shares, First Citizens shall pay to each former holder of SHB Stock otherwise entitled to receive such fractional share an amount of cash determined by multiplying (i) the First Citizens Measuring Price (as defined in Section 2.4) by (ii) the fraction of the share (rounded to the nearest thousandth when expressed in decimal form) of First Citizens Stock which such holder would otherwise be entitled to receive pursuant to this Section 1.4.

2.         No Other Changes.  Upon execution and delivery of this Amendment by the parties hereto, the Agreement shall be amended in accordance herewith and this Amendment shall form part of the Agreement for all purposes and the parties hereto shall be bound by the Agreement, as so amended.  Except as expressly set forth or contemplated in this Amendment, the terms and conditions of the Agreement shall remain in place and shall not be altered, amended or changed in any manner whatsoever, except by any further amendment to the Agreement made in accordance with the terms of the Agreement, as hereby amended.

3.         Counterparts.  This Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when executed and delivered shall be deemed an original effective for binding the parties hereto, but all of which shall together constitute one and the same instrument.

            4.         Definitions.  Capitalized terms used herein without definition shall have the same meanings ascribed to such terms in the Agreement.

[Signature Page Follows]

            IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first above written.

FIRST CITIZENS BANCSHARES, INC.

By: /s/ Jeffrey D. Agee
Name: Jeffrey D. Agee
Title: President and Chief Executive Officer

SOUTHERN HERITAGE BANCSHARES, INC. By: /s/ J. Lee Stewart
Name: J. Lee Stewart
Title: President and Chief Executive Officer

SECOND AMENDMENT

TO

AGREEMENT AND PLAN OF MERGER

THIS SECOND AMENDMENT (the “Amendment”) to the Agreement and Plan of Merger, as amended (the “Agreement”), by and between First Citizens Bancshares, Inc., a Tennessee corporation (“First Citizens”), and Southern Heritage Bancshares, Inc., a Tennessee corporation (“SHB”), dated March 20, 2014, is made and entered into as of August 14, 2014 by and among the parties.

RECITALS:

            WHEREAS, the parties entered into the Agreement providing for the merger of SHB with and into First Citizens on the terms, subject to the conditions and for the consideration set forth in the Agreement; and

            WHEREAS, First Citizens and SHB desire to amend the Agreement as set forth in this Amendment;

            NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants and other agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto covenant and agree as follows:

            1.         Amendment to Section 2.2(a).  Section 2.2(a) of the Agreement is hereby deleted in its entirety and replaced with the following:

            “2.2     Exchange of Shares; Payment of Cash Consideration.

(a)        On or immediately following the date of the meeting of shareholders of SHB to be held in connection with this Agreement and the transactions contemplated herein, First Citizens will cause the Exchange Agent to send to each holder of record of shares of SHB Stock as of the latest practicable date prior to such meeting of shareholders a letter of transmittal and cash election form (collectively, the “Election Form”) and other appropriate materials providing for such holder, subject to the provisions of Section 1.4 hereof, to make a Stock Election, Cash Election, Mixed Election, or No Election.  As of the Election Deadline (as defined below), any shares of SHB Stock with respect to which there shall not have been such election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed to be No Election Shares.”

            2.         Amendment to Section 2.2(a)(i).  Section 2.2(a)(i) of the Agreement is hereby deleted in its entirety and replaced with the following:

            “(i)       Any Cash Election, Stock Election or Mixed Election shall have been validly made only if the Exchange Agent shall have received an Election Form properly completed by 5:00 p.m., Central Time, on the fifteenth day following the first date of mailing of the Election Forms to shareholders of SHB or, if the fifteenth day following the first date of mailing of the Election Forms to shareholders of SHB falls on a Saturday, Sunday or national holiday, then the next business day immediately following the fifteenth day (the “Election Deadline”).  An election by a holder of shares of SHB Stock shall be validly made only if the Exchange Agent shall have received an Election Form properly completed and executed (with the signature or signatures thereon guaranteed if required by the Election Form) by such holder of shares of SHB Stock.  An Election Form shall be deemed properly completed only if accompanied by one or more Certificates (or customary affidavits and, if required by First Citizens, indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of SHB Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form.  First Citizens shall have the right to make reasonable determinations and to establish reasonable procedures (not inconsistent with the terms of this Agreement) in guiding the Exchange Agent in its determination as to the validity of Election Forms and of any revision, revocation or withdrawal thereof.”

            3.         Amendment to Section 9.1(c).  Section 9.1(c) of the Agreement is hereby deleted in its entirety and replaced with the following:

            “(c)      By First Citizens or SHB upon written notice to the other party if the Merger shall not have been consummated on or before October 30, 2014, unless the failure of the Closing to occur by such date shall be due to (i) a delay in obtaining the Requisite Regulatory Approval, (ii) a delay in the effectiveness of the S-4, or (iii) the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;”

4.         No Other Changes.  Upon execution and delivery of this Amendment by the parties hereto, the Agreement shall be amended in accordance herewith and this Amendment shall form part of the Agreement for all purposes and the parties hereto shall be bound by the Agreement, as so amended.  Except as expressly set forth or contemplated in this Amendment, the terms and conditions of the Agreement shall remain in place and shall not be altered, amended or changed in any manner whatsoever, except by any further amendment to the Agreement made in accordance with the terms of the Agreement, as hereby amended.

5.         Counterparts.  This Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when executed and delivered shall be deemed an original effective for binding the parties hereto, but all of which shall together constitute one and the same instrument.

            6.         Definitions.  Capitalized terms used herein without definition shall have the same meanings ascribed to such terms in the Agreement.

[Signature Page Follows]

            IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first above written.

FIRST CITIZENS BANCSHARES, INC.

By: /s/ Jeffrey D. Agee
Name: Jeffrey D. Agee
Title: President and Chief Executive Officer

SOUTHERN HERITAGE BANCSHARES, INC. By: /s/ J. Lee Stewart
Name: J. Lee Stewart
Title: President and Chief Executive Officer

ANNEX B

Chapter 23 of Title 48 of the Tennessee Code Annotated

Dissenters’ Rights

PART I – RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

48-23-101. Chapter definitions.  As used in this chapter, unless the context otherwise requires:

(1) “Beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder;

(2) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, and, for purposes of §§ 48-23-203‒48-23-302, includes the survivor of a merger or conversion or the acquiring entity in a share exchange of that issuer;

(3) “Dissenter” means a shareholder who is entitled to dissent from corporate action under §48-23-102 and who exercises that right when and in the manner required by part 2 of this chapter;

(4) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action;

(5) “Interest” means interest from the effective date of the corporate action that gave rise to the shareholder’s right to dissent until the date of payment, at the average auction rate paid on United States treasury bills with a maturity of six (6) months (or the closest maturity thereto) as of the auction date for such treasury bills closest to such effective date;

(6) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation; and

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

48-23-102. Right to dissent.

(a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(1) Consummation of a plan of merger to which the corporation is a party:

(A) If shareholder approval is required for the merger by §48-21-104 or the charter and the shareholder is entitled to vote on the merger if the merger is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under §48-17-104(b) who would have been entitled to vote on the merger if the merger had been submitted to a vote at a shareholders’ meeting; or

(B) If the corporation is a subsidiary that is merged with its parent under §48-21-105;

(2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan if the plan is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under §48-17-104(b) who would have been entitled to vote on the plan if the plan had been submitted to a vote at a shareholders’ meeting;

(3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange if the sale or exchange is submitted to a vote at a shareholders’ meeting or the shareholder is a nonconsenting shareholder under §48-17-104(b) who would have been entitled to vote on the sale or exchange if the sale or exchange had been submitted to a vote at a shareholders’ meeting, including a sale of all, or substantially all, of the property of the corporation in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(4) An amendment of the charter that materially and adversely affects rights in respect of a dissenter’s shares because it:

(A) Alters or abolishes a preferential right of the shares;

(B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

(C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(E) Reduces the number of shares owned by the shareholder to a fraction of a share, if the fractional share is to be acquired for cash under §48-16-104;

(5) Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

(6) Consummation of a conversion of the corporation to another entity pursuant to chapter 21 of this title.

(b) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(c) Notwithstanding subsection (a), no shareholder may dissent as to any shares of a security which, as of the date of the effectuation of the transaction which would otherwise give rise to dissenters’ rights, is listed on an exchange registered under §6 of the Securities Exchange Act of 1934, compiled in 15 U.S.C. §78f, as amended, or is a “national market system security,” as defined in rules promulgated pursuant to the Securities Exchange Act of 1934, compiled in 15 U.S.C. §78a, as amended.

48-23-103 Dissent by nominees and beneficial owners.

(a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the record shareholder’s name only if the record shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection (a) are determined as if the shares as to which the partial dissenter dissents and the partial dissenter’s other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares of any one (1) or more classes held on the beneficial shareholder’s behalf only if the beneficial shareholder:

(1) Submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2) Does so with respect to all shares of the same class of which the person is the beneficial shareholder or over which the person has power to direct the vote.

PART II – PROCEDURE FOR EXERCISE OF DISSENTERS’ RIGHTS

48-23-201. Notice of dissenters’ rights.  (a) Where any corporate action specified in §48-23-102(a) is to be submitted to a vote at a shareholders’ meeting, the meeting notice (including any meeting notice required under chapters 11-27 to be provided to nonvoting shareholders) must state that the corporation has concluded that the shareholders are, are not, or may be entitled to assert dissenters’ rights under this chapter. If the corporation concludes that dissenters’ rights are or may be available, a copy of this chapter must accompany the meeting notice sent to those record shareholders entitled to exercise dissenters’ rights.

(b) In a merger pursuant to §48-21-105, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert dissenters rights that the corporate action became effective. Such notice must be sent within ten (10) days after the corporate action became effective and include the materials described in §48-23-203.

(c) Where any corporate action specified in §48-23-102(a) is to be approved by written consent of the shareholders pursuant to §48-17-104(a) or §48-17-104(b):

(1) Written notice that dissenters’ rights are, are not, or may be available must be sent to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and, if the corporation has concluded that dissenters’ rights are or may be available, must be accompanied by a copy of this chapter; and

(2) Written notice that dissenters’ rights are, are not, or may be available must be delivered together with the notice to nonconsenting and nonvoting shareholders required by §48-17-104(e) and (f), may include the materials described in §48-23-203 and, if the corporation has concluded that dissenters’ rights are or may be available, must be accompanied by a copy of this chapter.

(d) A corporation’s failure to give notice pursuant to this section will not invalidate the corporate action.

48-23-202. Notice of intent to demand payment.  (a) If a corporate action specified in §48-23-102(a) is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights with respect to shares for which dissenters’ rights may be asserted under this chapter:

(1) Must deliver to the corporation, before the vote is taken, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

(2) Must not vote, or cause or permit to be voted, any such shares in favor of the proposed action.

(b) If a corporate action specified in §48-23-102(a) is to be approved by less than unanimous written consent, a shareholder who wishes to assert dissenters’ rights with respect to shares for which dissenters’ rights may be asserted under this chapter must not sign a consent in favor of the proposed action with respect to such shares.

(c) A shareholder who fails to satisfy the requirements of subsection (a) or subsection (b) is not entitled to payment under this chapter.

48-23-203. Dissenters’ notice.  (a) If a corporate action requiring dissenters’ rights under §48-23-102(a) becomes effective, the corporation must send a written dissenters’ notice and form required by subdivision (b)(1) to all shareholders who satisfy the requirements of §48-23-202(a) or §48-23-202(b). In the case of a merger under §48-21-105, the parent must deliver a dissenters’ notice and form to all record shareholders who may be entitled to assert dissenters’ rights.

(b) The dissenters’ notice must be delivered no earlier than the date the corporate action specified in §48-23-102(a) became effective, and no later than (10) days after such date, and must:

(1) Supply a form that:

(A) Specifies the first date of any announcement to shareholders made prior to the date the corporate action became effective of the principal terms of the proposed corporate action;

(B) If such announcement was made, requires the shareholder asserting dissenters’ rights to certify whether beneficial ownership of those shares for which dissenters’ rights are asserted was acquired before that date; and

(C) Requires the shareholder asserting dissenters’ rights to certify that such shareholder did not vote for or consent to the transaction;

(2) State:

(A) Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subdivision (b)(2)(B);

(B) A date by which the corporation must receive the form, which date may not be fewer than forty (40) nor more than sixty (60) days after the date the subsection (a) dissenters’ notice is sent, and state that the shareholder shall have waived the right to demand payment with respect to the shares unless the form is received by the corporation by such specified date;

(C) The corporation’s estimate of the fair value of shares;

(D) That, if requested in writing, the corporation will provide, to the shareholder so requesting, within ten (10) days after the date specified in subdivision (b)(2)(B) the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

(E) The date by which the notice to withdraw under §48-23-204 must be received, which date must be within twenty (20) days after the date specified in subdivision (b)(2)(B); and

(3) Be accompanied by a copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to §48-23-201.

48-23-204. Duty to demand payment.  (a) A shareholder sent a dissenters’ notice described in §48-23-203 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to §48-23-203(b)(2), and deposit the shareholder’s certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

(c) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter.

(d) A demand for payment filed by a shareholder may not be withdrawn unless the corporation with which it was filed, or the surviving corporation, consents thereto.

48-23-205 Share restrictions.  (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effectuated or the restrictions released under §48-23-207.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.

48-23-206 Payment.  (a) Except as provided in §48-23-208, as soon as the proposed corporate action is effectuated, or upon receipt of a payment demand, whichever is later, the corporation shall pay each dissenter who complied with §48-23-204 the amount the corporation estimates to be the fair value of each dissenter’s shares, plus accrued interest.

(b) The payment must be accompanied by:

(1) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) A statement of the corporation’s estimate of the fair value of the shares;

(3) An explanation of how the interest was calculated;

(4) A statement of the dissenter’s right to demand payment under §48-23-209; and

(5) A copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to §48-23-201 or §48-23-203.

48-23-207 Failure to take action.  (a) If the corporation does not effectuate the proposed action that gave rise to the dissenters’ rights within two (2) months after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If, after returning deposited certificates and releasing transfer restrictions, the corporation effectuates the proposed action, it must send a new dissenters’ notice under §48-23-203 and repeat the payment demand procedure.

48-23-208 After-acquired shares.  A corporation may elect to withhold payment required by §48-23-206 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action.

(b) To the extent the corporation elects to withhold payment under subsection (a), after effectuating the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under §48-23-209.

48-23-209 Procedure if shareholder dissatisfied with payment or offer.  (a) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate (less any payment under §48-23-206), or reject the corporation’s offer under §48-23-208 and demand payment of the fair value of the dissenter’s shares and interest due, if:

(1) The dissenter believes that the amount paid under §48-23-206 or offered under §48-23-208 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(2) The corporation fails to make payment under §48-23-206 within two (2) months after the date set for demanding payment; or

(3) The corporation, having failed to effectuate the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two (2) months after the date set for demanding payment.

(b) A dissenter waives the dissenter’s right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within one (1) month after the corporation made or offered payment for the dissenter’s shares.

48-23-301.  Court action.

(a) If a demand for payment under § 48-23-209 remains unsettled, the corporation shall commence a proceeding within two (2) months after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the two-month period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding in a court of record having equity jurisdiction in the county where the corporation's principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each dissenter made a party to the proceeding is entitled to judgment:

(1) For the amount, if any, by which the court finds the fair value of the dissenter's shares, plus accrued interest, exceeds the amount paid by the corporation; or

(2) For the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under § 48-23-208.

48-23-302.  Court costs and counsel fees.

(a) The court in an appraisal proceeding commenced under § 48-23-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under § 48-23-209.

(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable against:

   (1) The corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this chapter; or

   (2) Either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

                ANNEX C

March 19, 2014

Board of Directors

Southern Heritage Bancshares, Inc.

3020 Keith Street, NW

Cleveland, Tennessee 37312

Dear Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial perspective, to the common and Class A preferred shareholders of Southern Heritage Bancshares, Inc., Cleveland, Tennessee (the “Company” or “Southern Heritage”) of the proposed merger of the Company with First Citizens Bancshares, Inc., Dyersburg, Tennessee (“First Citizens” or “FIZN”) (the “Merger”). In the proposed Merger, Company shareholders will receive an aggregate of 1) 377,658 First Citizens common shares (the “Stock Consideration”) and 2) $16,085,903.75 (the “Cash Consideration” and collectively with the Stock Consideration the “Merger Consideration”) for all Company common and Class A preferred shares outstanding, subject to adjustment and as further defined in the Agreement and Plan of Merger between First Citizens and the Company (the “Agreement”). Under the terms of the Agreement, Company shareholders may elect to receive 100% cash or First Citizens common shares per Company common or Class A preferred share subject to adjustment if either the Cash Consideration or Stock Consideration is over subscribed. The per share cash value to be received by the Company’s shareholders will equal $24.50. The per share Stock Consideration to be received by The Company’s shareholders electing First Citizens stock will equal 0.5751 shares of First Citizens per Company common or Class A preferred share. While very infrequently traded, based on First Citizens most recent trading price as quoted on the OTC Bulletin Board of $44.00 the aggregate Merger Consideration would equal $32,702,855.75 for all of the Company issued and outstanding shares. Capitalized Terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

Pursuant to the Agreement, holders of Company Class A and B common shares and Preferred Class A shares which would convert into First Citizens common shares with a Stock Election will receive a new class of First Citizens Class A common shares which do not have voting rights but have a 2.00% premium on dividends paid over regular First Citizens common shares. At the Effective Time First Citizens will convert its existing common shareholders with fewer than 300 shares to the new Class A common as well.

The terms of the Merger are set forth more fully in the Agreement and descriptions of any such terms herein are qualified in their entirety by reference to the Agreement.

Board of Directors
March 19, 2014

FIG Partners LLC (“FIG”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of financial institutions, we have experience and knowledge of the valuation of banking institutions. As you are aware, in the course of its daily trading activities, investment funds controlled by an affiliate (as such term is defined in Regulation 12G-2 promulgated under the Securities Exchange Act of 1934, as amended) of FIG and its affiliates may from time to time effect transactions and hold securities of FIZN; to the extent that we have any such position as of the date of this opinion it has been disclosed to FIZN and the Company. This opinion has been reviewed and approved by FIG’ s Fairness Committee. In addition FIG has not had a material relationship with any party to the transaction for which we have received compensation during the prior two years.

We were retained exclusively by the Company to act as its financial advisor in connection with the Proposed Merger and in rendering this fairness opinion. We will receive compensation from the Company in connection with our services, including a fee for rendering this opinion and a fee that is contingent upon the successful completion of the transaction. The Company has agreed to indemnify us for certain liabilities arising out of our engagement.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)         reviewed the Agreement;

(ii)        reviewed certain historical publicly available business and financial information concerning the Company and FIZN including, among other things, quarterly and annual reports filed by the parties with the Federal Reserve and the Federal Depository Insurance Corporation;

(iii)       reviewed certain internal financial statements and other financial and operating data concerning the Company and First Citizens;

(iv)       analyzed certain financial estimates and budgeted information prepared by the management of the Company;

(v)        held discussions with members of the senior managements of the Company and First Citizens for the purpose of reviewing the future prospects of the Company and First Citizens, including financial estimates related to their respective businesses, earnings, assets, and liabilities and credit quality;

Board of Directors
March 19, 2014

(vi)       reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that we considered and deemed relevant; and

(vii)      performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in the valuation of financial institutions and their securities.

In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by the Company and First Citizens and in the discussions with the Company and First Citizens’ management teams. We have not independently verified the accuracy or completeness of any such information. In that regard, we have assumed that the financial estimates, and estimates and allowances regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information, judgments and estimates of the Company and First Citizens and that such estimates will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed and relied upon management’s estimates and projections. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of the Company or First Citizens or their respective subsidiaries. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of the Company or First Citizens nor any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

We have assumed that the proposed Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have assumed that the proposed Merger is, and will be, in compliance with all laws and regulations that are applicable to the Company and First Citizens. In rendering this opinion, we have been advised by the Company and First Citizens and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the proposed Merger.

Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

Board of Directors
March 19, 2014

Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote on the proposed Merger or any other matter related thereto. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director, or employee, or class of such persons, relative to the compensation to be received in the Merger by any other shareholder.

This letter is solely for the information of the Board of Directors of the Company in its evaluation of the proposed Merger and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any proxy statement, information statement or tender offer document to be delivered to the holders of Company shareholders in connection with the proposed Merger if and only if this letter is quoted in full or attached as an exhibit to such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and all other factors we have considered and deemed relevant, we are of the opinion as of the date hereof that the proposed aggregate Merger Consideration to be received by the shareholders of the Company under the Agreement is fair from a financial perspective.

Sincerely,

FIG PARTNERS, LLC

ANNEX D

March 19, 2014

Board of Directors

First Citizens Bancshares, Inc. One First Citizens Place Dyersburg, TN 38024

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to First Citizens Bancshares, Inc. ("First Citizens") of the Merger Consideration (as defined below), to be paid by First Citizens in the proposed merger ("Merger") of Southern Heritage Bancshares, Inc. ("Southern Heritage") with and into First Citizens, pursuant to an Agreement and Plan of Merger, dated as of March 19, 2014 (the "Agreement").  Under the terms of the Agreement, at the Effective Time (as defined in the Agreement), all of the shares of common stock, par value $1.00 per share, of Southern Heritage (including all classes of common stock) issued and outstanding immediately prior to the Effective Time (the "SHB Common Stock") and all of the shares of Series A Preferred Stock, no par value per share, of Southern Heritage issued and outstanding immediately  prior to the Effective Time (collectively with the SHB Common Stock but excluding any Treasury Shares (as defined in the Agreement), the "SHB Stock"), shall be converted into the right to receive in the aggregate (i) an amount of cash equal to $16,085,903.75 (the "Cash Consideration"), and (ii) shares of First Citizens stock in the amounts as follows:  269,302 shares of First Citizens common stock, no par value per share ("First Citizens Common Stock") and 108,356 shares of First Citizens Class A common stock, no par value per share (the "First Citizens Class A Common Stock") (collectively, the "Stock Consideration"  and, collectively with the Cash Consideration, the "Merger Consideration"), subject to adjustment as more fully described in the Agreement. The Southern Heritage shareholders  who hold shares of common stock, $1.00 par value per share, of Southern Heritage shall receive First Citizens Common Stock and the Southern Heritage shareholders who hold shares of (i) Class A Common Stock, $1.00  par value per share, of Southern Heritage, (ii) Class B Common Stock, $1.00  par value per share, of Southern Heritage, or (iii) Series A Preferred Stock, no par value per share, of Southern Heritage, shall receive First Citizens Class A Common Stock.

Olsen Palmer LLC is an investment banking firm that has acted as financial advisor to First Citizens in connection with the Merger.  Olsen Palmer LLC, as part of its investment banking services, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. We will receive a fee for our services pursuant to the terms of our engagement letter with First Citizens, dated May 24, 2013  (the "Engagement Letter"), a substantial portion of which is contingent upon consummation of the Merger.  First Citizens has also agreed to indemnify us against certain liabilities arising out of our engagement.  In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to First Citizens and Southern Heritage and their affiliates. Certain principals of Olsen Palmer LLC have provided investment banking and financial advisory services to First Citizensduring the two year period prior to the date of the Engagement Letter while employed by other firms. We may in the future provide investment banking and financial advisory services to First Citizens and receive compensation for such services.

1155 Connecticut  Ave, NW I Suite 810   I Washington, D.C. 20036

202.803.2602 I www.olsenpalmer.com

In connection with the preparation of this opinion, we have reviewed, among other things:

(i)	the Agreement;
(ii)	certain financial statements and other historical financial information of First Citizens that we deemed relevant;
(iii)	certain financial statements and other historical financial information of Southern
Heritage that we deemed relevant;
(iv)	financial projections for First Citizens for the years ending December 31, 2014 through December 31, 2018 prepared using growth rates and guidance from senior management of First Citizens;
(v)	internal financial projections for Southern Heritage for the year ending December 31,
2014 as provided by senior management of Southern Heritage and as adjusted by senior management of First Citizens;
(vi)

the pro forma financial impact of the Merger on First Citizens based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of First Citizens;

(vii)	a comparison of certain financial information and stock trading information for First
Citizens and Southern Heritage with similar institutions for which publicly available information is available;
(viii)	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;
(ix)	the current market environment generally and the banking environment in particular;
and
(x)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

We also discussed with certain members of senior management of First Citizens and its representatives the business, financial condition, results of operations and prospects of First Citizens and held similar discussions with certain members of senior management of Southern Heritage and its representatives regarding the business, financial condition, results of operations and prospects of Southern Heritage.

In performing our review, and for purposes of rendering our opinion, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by First Citizens and Southern Heritage or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness of all such information. We have further relied on the assurances of the respective managements of First Citizens and Southern Heritage that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of any assets, the collateral securing any assets or the liabilities (contingent  or otherwise) of First Citizens and Southern Heritage or any of their respective subsidiaries and no such evaluation or appraisal  was provided to us. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of First Citizens and Southern Heritage. We did not make an independent evaluation of the adequacy of the allowance for loan losses of First Citizens and Southern Heritage, or the combined entity after the Merger and we have not reviewed any individual credit files relating to First Citizens and Southern Heritage. We have assumed, with your consent,that the respective allowances for loan losses for both First Citizens and Southern Heritage are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

Several analytical methodologies have been employed and no one method of analysis should be regarded as critical to the overall conclusion we have reached.  Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.  The overall conclusions we have reached are based on all the analysis and factors presented, taken as a whole, and also on application of our own experience and judgment.  Such conclusions may involve significant elements of subjective judgment and qualitative analysis.  We therefore give no opinion as to the value or merit standing alone of any one or more parts of the analyses.

In preparing its analyses, Olsen Palmer LLC used earnings estimates and growth rates based on management guidance for First Citizens and internal projections for Southern Heritage as provided by senior management of Southern Heritage and as adjusted by senior management of First Citizens. Olsen Palmer LLC also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of First Citizens. With respect to those projections, guidance, estimates and judgments, the respective managements of First Citizens and Southern Heritage confirmed to us that those projections, guidance, estimates and judgments reflected the best currently available good faith projections, guidance, estimates and judgments of those respective managements  of the future financial performance of First Citizens and Southern Heritage, respectively, and we assumed that such performance  would be achieved. We express no opinion as to such estimates or the assumptions on which they are based. We have also assumed that there has been no material change in First Citizens' and Southern Heritage's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that First Citizens and Southern Heritage will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the Agreement are not waived and that the Merger is lawful and will qualify as a tax-free reorganization for federal income tax purposes.  We have also assumed that the form and amount of Merger Consideration was determined through arms length negotiation between First Citizens and Southern Heritage and that in the course of obtaining any necessary regulatory approvals for the consummation of the Merger, no conditions will be imposed that will have a material adverse effect on the combined entity or contemplated benefits of the Merger, including the cost savings and related synergies expected to result from the Merger.  Finally, with your consent, we have relied upon the advice First Citizens has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect our opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment  upon events occurring after the date hereof.

Our opinion is directed to the Board of Directors of First Citizens in connection with its consideration of the Merger and does not constitute a recommendation to the Board of Directors of First Citizens or to any shareholder of either First Citizens or Southern Heritage as to how any such member of the board or any shareholder should vote at any meeting called to consider and vote upon the Merger.  We express no opinion as to the fairness of the Merger Consideration to the holders of any class of securities, creditors or other constituencies of First Citizens. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to First Citizens and does not address the underlying business decision of First Citizens to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for First Citizens or the effect of any other transaction in which First Citizens might engage. In addition, no opinion is expressed as to the value of the Stock Consideration when issued to the holders of SHB Stock pursuant to the Merger Agreement or the prices at which shares of First Citizens common stock may trade any time hereafter.  We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholder.  This opinion should not be construed as creating any fiduciary duty on the part of Olsen Palmer LLC to any party or person. This opinion shall not be reproduced or used for any other purposes, without Olsen Palmer LLC's prior written consent.  This Opinion has been approved by Olsen Palmer LLC's fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be issued pursuant  to the terms of the Agreement is fair, from a financial point of view, to First Citizens.

Very truly yours,

Olsen Palmer LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

A.            Tennessee Business Corporation Act.

The Tennessee Business Corporation Act, or the TBCA, sets forth in Sections 48-18-502 through 48-18-508 the circumstances governing the indemnification of directors, officers, employees and agents of a corporation against liability incurred in the course of their official capacities. Section 48-18-502 of the TBCA provides that a corporation may indemnify any director against liability incurred in connection with a proceeding if (i) the director acted in good faith, (ii) the director reasonably believed, in the case of conduct in his or her official capacity with the corporation, that such conduct was in the corporation’s best interest, or, in all other cases, that his or her conduct was not opposed to the best interests of the corporation and (iii) in connection with any criminal proceeding, the director had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer is adjudged to be liable to the corporation. Similarly, the TBCA prohibits indemnification in connection with any proceeding charging improper personal benefit to a director, if such director is adjudged liable on the basis that a personal benefit was improperly received. In cases where the director is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director of a corporation, Section 48-18-503 of the TBCA mandates that the corporation indemnify the director against reasonable expenses incurred in the proceeding. Notwithstanding the foregoing, Section 48-18-505 of the TBCA provides that a court of competent jurisdiction, upon application, may order that a director or officer be indemnified for reasonable expense if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not the standard of conduct set forth above was met. Officers, employees and agents who are not directors are entitled, through the provisions of Section 48-18-507 of the TBCA to the same degree of indemnification afforded to directors under Sections 48-18-503 and 48-18-505.

B.            Charter, as amended, and Bylaws, as amended.

First Citizens’ charter provides that the First Citizens’ directors shall not be liable to First Citizens or its shareholders for monetary damages for breach of fiduciary duty, except for: (1) any breach of the director’s duty of loyalty; (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; or (3) unlawful distributions under Tennessee law. First Citizens’ charter provides further that First Citizens shall indemnify and advance expenses to a director, officer, employee or agent to the fullest extent permitted under Tennessee law.

The indemnification provisions in the First Citizens charter and bylaws specifically provide that First Citizens may purchase and maintain insurance on behalf of any First Citizens director or officer against any liability asserted against and incurred by him in his capacity as a director, officer, employee or agent whether or not First Citizens would have had the power to indemnify against such liability.

 C.           Insurance.

First Citizens maintains and pays premiums on an insurance policy on behalf of its officers and directors against liability asserted against or incurred by such persons in or arising from their capacity as such.

D.            SEC Policy on Indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling First Citizens pursuant to the foregoing provisions, First Citizens has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Part II -1

Item 21. Exhibits and Financial Statement Schedules.

(a)           Exhibits

EXHIBIT INDEX

Exhibit Number		Description of Exhibits
2.1	–

Agreement and Plan of Merger, dated as of March 20, 2014, between First Citizens Bancshares, Inc. and Southern Heritage Bancshares, Inc. (included as a part of Annex A to the Proxy Statement/Prospectus, which forms a part of this Registration Statement on Form S-4)*

2.2	–

First Amendment to Agreement and Plan of Merger, dated as of June 27, 2014, between First Citizens Bancshares, Inc. and Southern Heritage Bancshares, Inc. (included as a part of Annex A to the Proxy Statement/Prospectus, which forms a part of this Registration Statement on Form S-4)*

2.3	–

Second Amendment to Agreement and Plan of Merger, dated as of August 14, 2014, between First Citizens Bancshares, Inc. and Southern Heritage Bancshares, Inc. (included as a part of Annex A to the Proxy Statement/Prospectus, which forms a part of this Registration Statement on Form S-4)*

3.1	–	Charter of First Citizens Bancshares, Inc., as amended. (1)
3.2	–	Articles of Amendment to the Charter of First Citizens Bancshares, Inc. (4)
3.3	–	Bylaws of First Citizens Bancshares, Inc., as amended. (1)
4.1	–	Specimen Common Stock Certificate.*
4.2	–	Class A common stock rights are described in the Articles of Amendment to the Charter of First Citizens Bancshares, Inc. (See Exhibit 3.2)
5.1	–	Opinion of Waller Lansden Dortch & Davis, LLP (4)
8.1	–	Opinion of Waller Lansden Dortch & Davis, LLP, as to tax matters. (4)
8.2	–	Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, as to tax matters. (4)
10.1	–	Form of Amendment to Executive Employment Agreement for Jeffrey D. Agee and Judy D. Long. (1)
10.2	–	Form of First Citizens National Bank Amended and Restated Split Dollar Agreement. (1)
10.3	–	Executive Employment Agreement by and between First Citizens Bancshares, Inc. and Jeffrey D. Agee, dated April 21, 1994. (1)
10.4	–	Executive Employment Agreement by and between First Citizens Bancshares, Inc. and Judy D. Long, dated April 15, 1998. (1)
10.5	–	Form of First Citizens National Bank Imputed Income Tax Reimbursement Agreement. (1)
10.6	–	Employment Agreement by and among First Citizens Bancshares, Inc. and Katie S. Winchester, effective as of January 1, 2012. (2)
10.7	–	Employment Agreement by and between First Citizens Bancshares, Inc. and Lee Stewart dated July 16, 2014. (4)
10.8	–	Employment Agreement by and between First Citizens Bancshares, Inc. and Steve Ledbetter dated July 16, 2014. (4)

Part II -2

Exhibit Number		Description of Exhibits
10.9	–	Employment Agreement by and between First Citizens Bancshares, Inc. and Virginia Kibble dated July 16, 2014. (4)
21.1	–	List of subsidiaries of First Citizens Bancshares, Inc. (3)
23.1	–	Consent of Alexander Thompson Arnold PLLC.*
23.2	–	Consent of Crowe Horwath LLP.*
23.3	–	Consent of Waller Lansden Dortch & Davis, LLP (included in opinion filed as Exhibit 5.1).
23.4	–	Consent of Waller Lansden Dortch & Davis, LLP (included in opinion filed as Exhibit 8.1).
23.5	–	Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (included in opinion filed as Exhibit 8.2).
24.1	–	Power of Attorney (included on page II-5 and incorporated herein by reference).
99.1	–	Form of SHB Proxy Card. (4)
99.2	–	Consent of FIG Partners, LLC. (4)
99.3	–	Consent of Olsen Palmer LLC. (4)
99.4	–	Consent of Prospective Director (J. Lee Stewart). (4)
101.1	–

Pursuant to Rule 405 of Regulation S-T, the following financial information from First Citizens Bancshares Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012, is formatted in XBRL (Extensible Business Reporting Language) interactive data files: (i) the Consolidated Balance Sheets as of December 31, 2012 and 2011, (ii) the Consolidated Statements of Income for each of the years ended December 31, 2012, 2011 and 2010, (iii) the Consolidated Statements of Shareholders’ Equity and Comprehensive Income for each of the years ended December 31, 2012, 2011 and 2010, (iv) the Consolidated Statements of Cash Flows for each of the years ended December 31, 2012, 2011 and 2010, and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text.

(1) Incorporated by reference to First Citizens Bancshares, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 000-11709).
(2) Incorporated by reference to First Citizens Bancshares, Inc.’s Current Report on Form 8-K filed on September 23, 2011 (File No. 000-11709).
(3) Incorporated by reference to First Citizens Bancshares, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2011 (File No. 000-11709).
(4) Incorporated by reference to First Citizens Bancshares, Inc.’s registration statement on Form S-4 filed on July 18, 2014 (Registration No. 333-197512).
* Filed herewith.

Item 22. Undertakings.

The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Part II -3

The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The Registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

PART II -4

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dyersburg, State of Tennessee, on August 21, 2014.

FIRST CITIZENS BANCSHARES, INC. By: /s/ Laura Beth Butler
Laura Beth Butler Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Jeffrey D. Agee* Jeffrey D. Agee	Chief Executive Officer and President (principal executive officer)	August 21, 2014
/s/ Laura Beth Butler Laura Beth Butler	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	August 21, 2014
/s/ Eddie E. Anderson* Eddie E. Anderson	Director	August 21, 2014
/s/ J. Walter Bradshaw* J. Walter Bradshaw	Director	August 21, 2014
/s/ J. Daniel Carpenter*	Director	August 21, 2014
J. Daniel Carpenter
/s/ Richard W. Donner* Richard W. Donner	Director	August 21, 2014
/s/ Larry W. Gibson* Larry W. Gibson	Director	August 21, 2014
/s/ Christian E. Heckler* Christian E. Heckler	Director	August 21, 2014
/s/ Ralph E. Henson* Ralph E. Henson	Director	August 21, 2014
/s/ Barry T. Ladd* Barry T. Ladd	Director	August 21, 2014
/s/ John M. Lannom* John M Lannom	Director	August 21, 2014
/s/ Judy Long* Judy Long	Chief Operating Officer, Executive Vice President and Director	August 21, 2014
/s/ Milton E. Magee* Milton E. Magee	Director	August 21, 2014
/s/ Allen Searcy* Allen Searcy	Director	August 21, 2014

PART II -5

Name	Title	Date
/s/ G.W. Smitheal* G.W. Smitheal	Director	August 21, 2014
/s/ Larry S. White* Larry S. White	Director	August 21, 2014
/s/ Dwight S. Williams* Dwight S. Williams	Director	August 21, 2014
/s/ Katie S. Winchester* Katie S. Winchester	Chairman and Director	August 21, 2014
/s/ Joseph S. Yates* Joseph S. Yates	Director	August 21, 2014

*   Pursuant to power of attorney, by:

/s/ Laura Beth Butler
Laura Beth Butler
Attorney-in-fact

PART II -6

EXHIBIT INDEX

Exhibit Number		Description of Exhibits
2.1	–

Agreement and Plan of Merger, dated as of March 20, 2014, between First Citizens Bancshares, Inc. and Southern Heritage Bancshares, Inc. (included as a part of Annex A to the Proxy Statement/Prospectus, which forms a part of this Registration Statement on Form S-4)*

2.2	–

First Amendment to Agreement and Plan of Merger, dated as of June 27, 2014, between First Citizens Bancshares, Inc. and Southern Heritage Bancshares, Inc. (included as a part of Annex A to the Proxy Statement/Prospectus, which forms a part of this Registration Statement on Form S-4)*

2.3	–

Second Amendment to Agreement and Plan of Merger, dated as of August 14, 2014, between First Citizens Bancshares, Inc. and Southern Heritage Bancshares, Inc. (included as a part of Annex A to the Proxy Statement/Prospectus, which forms a part of this Registration Statement on Form S-4)*

3.1	–	Charter of First Citizens Bancshares, Inc., as amended. (1)
3.2	–	Articles of Amendment to the Charter of First Citizens Bancshares, Inc. (4)
3.3	–	Bylaws of First Citizens Bancshares, Inc., as amended. (1)
4.1	–	Specimen Common Stock Certificate.*
4.2	–	Class A common stock rights are described in the Articles of Amendment to the Charter of First Citizens Bancshares, Inc. (See Exhibit 3.2)
5.1	–	Opinion of Waller Lansden Dortch & Davis, LLP (4)
8.1	–	Opinion of Waller Lansden Dortch & Davis, LLP, as to tax matters. (4)
8.2	–	Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, as to tax matters. (4)
10.1	–	Form of Amendment to Executive Employment Agreement for Jeffrey D. Agee and Judy D. Long. (1)
10.2	–	Form of First Citizens National Bank Amended and Restated Split Dollar Agreement. (1)
10.3	–	Executive Employment Agreement by and between First Citizens Bancshares, Inc. and Jeffrey D. Agee, dated April 21, 1994. (1)
10.4	–	Executive Employment Agreement by and between First Citizens Bancshares, Inc. and Judy D. Long, dated April 15, 1998. (1)
10.5	–	Form of First Citizens National Bank Imputed Income Tax Reimbursement Agreement. (1)
10.6	–	Employment Agreement by and among First Citizens Bancshares, Inc. and Katie S. Winchester, effective as of January 1, 2012. (2)
10.7	–	Employment Agreement by and between First Citizens Bancshares, Inc. and Lee Stewart dated July 16, 2014. (4)
10.8	–	Employment Agreement by and between First Citizens Bancshares, Inc. and Steve Ledbetter dated July 16, 2014. (4)
10.9	–	Employment Agreement by and between First Citizens Bancshares, Inc. and Virginia Kibble dated July 16, 2014. (4)

PART II -7

Exhibit Number		Description of Exhibits
21.1	–	List of subsidiaries of First Citizens Bancshares, Inc. (3)
23.1	–	Consent of Alexander Thompson Arnold PLLC.*
23.2	–	Consent of Crowe Horwath LLP.*
23.3	–	Consent of Waller Lansden Dortch & Davis, LLP (included in opinion filed as Exhibit 5.1).
23.4	–	Consent of Waller Lansden Dortch & Davis, LLP (included in opinion filed as Exhibit 8.1).
23.5	–	Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (included in opinion filed as Exhibit 8.2).
24.1	–	Power of Attorney (included on page II-5 and incorporated herein by reference).
99.1	–	Form of SHB Proxy Card. (4)
99.2	–	Consent of FIG Partners, LLC. (4)
99.3	–	Consent of Olsen Palmer LLC. (4)
99.4	–	Consent of Prospective Director (J. Lee Stewart). (4)
101.1	–

Pursuant to Rule 405 of Regulation S-T, the following financial information from First Citizens Bancshares Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012, is formatted in XBRL (Extensible Business Reporting Language) interactive data files: (i) the Consolidated Balance Sheets as of December 31, 2012 and 2011, (ii) the Consolidated Statements of Income for each of the years ended December 31, 2012, 2011 and 2010, (iii) the Consolidated Statements of Shareholders’ Equity and Comprehensive Income for each of the years ended December 31, 2012, 2011 and 2010, (iv) the Consolidated Statements of Cash Flows for each of the years ended December 31, 2012, 2011 and 2010, and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text.

(1) Incorporated by reference to First Citizens Bancshares, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 000-11709).
(2) Incorporated by reference to First Citizens Bancshares, Inc.’s Current Report on Form 8-K filed on September 23, 2011 (File No. 000-11709).
(3) Incorporated by reference to First Citizens Bancshares, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2011 (File No. 000-11709).
(4) Incorporated by reference to First Citizens Bancshares, Inc.’s registration statement on Form S-4 filed on July 18, 2014 (Registration No. 333-197512).
* Filed herewith.

PART II -8